UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2010
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Contents

1	.	Persons responsible for form
		1.1 – Declaration and identification of persons responsible	1

2	.	Independent auditors
		2.1/2.2 – Auditors – identification and remuneration	2
		2.3 – Other material information	3

3	.	Selected financial information
		3.1 – Financial information	4
		3.2 – Non accounting metrics	5
		3.3 – Events subsequent to the most recent financial statements	6
		3.4 – Policy for allocation of earnings	8
		3.5 – Distribution of dividends and retention of net income	10
		3.6 – Declaration of dividends charged to the retained earnings account or reserves	14
		3.7 – Level of indebtedness	15
		3.8 – Obligations by nature and due date	16
		3.9 – Other material information	17

4	.	Risk factors
		4.1 – Description of risk factors	18
		4.2 – Comments on expected alterations of exposure to risk factors	27
		4.3 – Non confidential significant judicial, administrative or arbitration proceedings	28
4.4 – Non confidential judicial, administrative or arbitration proceedings in which the other parties are officers, former
		officers, controlling shareholders, former controlling shareholders, or investors
			54
		4.5 – Significant confidential cases	55
		4.6 –Repeated or related significant and non confidential judicial, administrative or arbitration proceedings, as a whole	56
		4.7 – Other material contingencies	57
		4.8 – Rules of the country of origin or country in which securities are custodied	58

5	.	Market Risk
		5.1 – Description of principal market risks	59
		5.2 – Description of market risk management policy	60
		5.3 – Significant alterations of principal market risks	63
		5.4 – Other material information	64

6	.	Issuer history
		6.1/6.2/6.4 – Incorporation of issuer, duration and date of registration with the Brazilian Securities and Exchange
		Commission CVM	65
		6.3 – Brief history	66
		6.5 – Principal corporate events occurring in issuer, subsidiaries or affiliated companies	67
		6.6 – Information on any filing for bankruptcy based on material value or judicial or extrajudicial recovery	75

		6.7 – Other material information	76

7	.	Issuer business activities
		7.1 – Description of the business of the issuer and its subsidiaries	77
		7.2 – Information on operational segments	85
		7.3 – Information on products and services relating to the operational segments	89
		7.4 – Customers accounting for more than 10% of total net revenues	112
		7.5 – Material effects of state regulation for the business	113
		7.6 – Material revenues from other countries	118
		7.7 – Effects of foreign regulation on business activities	119
		7.8 – Material long term relationships	120
		7.9 – Other material information	121

8	.	Conglomerate
		8.1 – Description	122
		8.2 – Organizational structure	125
		8.3 – Restructuring	126
		8.4 – Other material information	127

9	.	Material assets
		9.1 – Material non current assets – other	128
		9.1 – Significant non current asset items/9.1.a – Fixed assets	129
		9.1 – Significant non current asset items/9.1.b – Patents, trademarks, licenses, concessions, franchises and technology transfer agreements
			130
		9.1 – Significant non current asset items/9.1.c – Equity interests in companies	131
		9.2 – Other material information	135

10	.	Directors' comments
		10.1 – General financial and equity conditions	136
		10.2 – Operational and financial results	146
		10.3 – Past or expected events having significant effects on financial statements	155
		10.4 – Significant changes in accounting practices – Qualifications and emphases in auditor's opinion	157
		10.5 – Critical accounting policies	159
		10.6 – Internal controls relating to preparation of financial statements – Level of efficiency and deficiency and recommendations in the auditor's report
			163
		10.7 – Use of proceeds from public offerings and any deviations	164
		10.8 – Significant items not shown in financial statements	165
		10.9 – Comments on off balance sheet items	166
		10.10 – Business plan	167
		10.11 – Other factors having material influence	168

11	.	Projections
		11.1 – Projections disclosed and underlying assumptions	169
		11.2– Monitoring of the projections disclosed and alterations to them	171

12	.	General meeting and management
		12.1 – Description of management structure	174
		12.2 – Rules, policies and practices relating to general meetings	183
		12.3 – Dates and newspapers publishing information required under Law No. 6,404/76	185
		12.4 – Rules, policies and practices relating to the board of directors	186
		12.5 – Description of section committing to settle disputes through arbitration	188
		12.6/8 – Composition and professional experience of management and supervisory council	189
		12.7 – Composition of statutory committees and audit, financial and compensation committees	295
		12.9 – Existence of marital or stable relationships, or kinship to the second degree between managements of the issuer, subsidiaries and controlling shareholders
			305
		12.10 – Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others
			307
		12.11 – Agreements for payment or reimbursement of expenses incurred by members of management, including insurance policies
			417
		12.12 – Other material information	418

13	.	Directors' compensation
		13.1 – Description of compensation policy or practice, including for non statutory board members	480
		13.2 – Total compensation of the board of directors, statutory board and supervisory council	482
		13.3 – Variable compensation of the board of directors, statutory board and supervisory council	483
		13.4 – Stock based compensation plan for the board of directors and statutory board	485
		13.5 – Holdings in stocks, shares and other convertible securities held by members of the board of directors and the supervisory council – by body
			486
		13.6 – Stock based compensation of the board of directors and statutory board	487
		13.7 – Details of outstanding options held by members of the board and the statutory board	488
		13.8 – Options exercised and shares delivered relating to stock based compensation of members of the board of directors and statutory board
			489
		13.9 – Information required for comprehension of data disclosed in items 13.6 to 13.8. – Method for pricing value of shares and options
			490
		13.10 – Information on pension plans provided to members of the board of directors and statutory directors	491
		13.11 – Maximum, minimum and average individual compensation for members of the board of directors, statutory board and supervisory council
			493
		13.12 – Means of compensating directors in the event of removal from position or retirement	494
		13.13 – Percentage of total compensation for directors and members of the supervisory council that are related parties of the controlling shareholders
			495
		13.14 – Compensation of directors and members of the supervisory council, grouped by body, received for any reason other than the position they hold
			496
13.15 – Compensation of directors and members of the supervisory council recognized in results of direct or indirect
		controlling shareholders of companies under common control or the issuer's subsidiaries
			497
		13.16 – Other material information	498

14	.	Human resources
		14.1 – Description of human resources	489
		14.2 – Significant alterations – Human resources	502
		14.3– Description of employee compensation policy	503
		14.4– Description of relations between issuer and trade unions	505

15	.	Control
		15.1/15.2 – Shareholder position	506
		15.3 – Distribution of capital	522
		15.4 – Shareholders	523
		15.5 – Shareholders agreement filed at the headquarters of the issuer or that the controlling block is party to	524
		15.6 – Significant alterations in holdings of members of the issuer's controlling group and management	525
		15.7 – Other material information	526

16	.	Related party transactions
		16.1 – Description of the issuer's rules, policies and practices for transactions with related parties	527
		16.2 – Information on transactions with related parties	528
		16.3 – Identification of measures taken to address conflicts of interest and demonstration of a strictly commutative character of conditions agreed or appropriate compensatory payment
			530

17	.	Share capital
		17.1 – Information on share capital	531
		17.2 – Share capital increases	532
		17.3 – Information on stick unbundling, grouping and bonuses	533
		17.4 – Information on reductions of share capital	534
		17.5 – Other material information	535

18	.	Securities
		18.1 – Shareholder rights	536
		18.2 – Description of any statutory rules restricting voting rights of significant shareholders or obliging them to make public offering
			538
		18.3 – Description of exceptions and suspensive clauses relating to ownership or rights stipulated in bylaws	539
		18.4 – Trading volume and highest and lowest prices of securities traded	540
		18.5 – Description of other securities issued	543
		18.6 – Brazilian markets in which securities are admitted to trading	548
		18.7 – Information on class and type of securities admitted to trading on foreign markets	549
		18.8 – Public offerings of distribution made by the issuer or by third parties, including controlling block and associated companies or subsidiaries, in relation to the issuer 's securities
			550
		18.9 – Description of public offerings for accusation made by the issuer in relation of shares issued by third parties	552
		18.10 – Other material information	553

19	.	Share buyback/treasury plans
		19.1 – Information on plans to repurchase the issuer's shares	601
		19.2 – Transactions of securities held in treasury	603
		19.3 – Information on securities held in treasury at the close of the last fiscal year	605
		19.4 – Other material information	606

20	.	Trading policy
		20.1 – Information on trading policy for securities	607
		20.2 – Other material information	608

21	.	Disclosure policy
		21.1 – Description of internal rules, regulations or procedures relating to disclosure of information	609
		21.2 – Description of disclosure policy for material event or fact and procedures for keeping undisclosed material information confidential
			611
		21.3 – Directors responsible for the implementation, maintenance, evaluation and supervision of policy for disclosure of information
			618
		21.4 – Other material information	619

22	.	Extraordinary business
		22.1 – Acquisition or disposal of any relevant asset that does not fall within normal operations of the issuer's business	620
		22.2 – Significant alterations in the issuer's manner of conducting business	621
		22.3 – Significant contracts not directly related to operating activities entered into by the issuer or its subsidiaries	622
		22.4 – Other material information	623

1.1 – Declaration and identification of persons responsible

Name of person responsible for contents of the form	Luiz Carlos Trabuco Cappi
Position of person responsible	Chief Executive Officer
Name of person responsible for contents of the form	Domingos Figueiredo de Abreu
Position of person responsible	Director of Investor Relations

The above mentioned directors declare that:

a. they have reviewed this reference form

b. all information in the form complies with Brazilian Securities Commission (CVM) Instruction No. 480, in particular articles 14 to 19

c. the information herein provides a true, accurate and full picture of the issuer's financial situation and the risks inherent in its activities and its issue of securities

PAGE 1 /623

2.1/2.2 – Auditors – identification and remuneration

Auditor's reference number with Brazilian Securities Commission (CVM)	287-9
Auditor's business name/ trading name	PRICEWATERHOUSECOOPERS AUDITORES INDEPENDENTES
Auditor's corporate taxpayer number (CPF/CNPJ)	61.562.112/0001-20
Period in which services rendered	01/05/2009
Name of technical person responsible	Washington Luiz Pereira Cavalcanti
Taxpayer number (CPF) of technical person responsible	023.115.418-62
Address	Av. Francisco Matarazzo, 1400, Torre Torino, Água Branca, São Paulo, SP, Brazil, postal code 05001-903, telephone +55 (0011) 36742000, e-mail: Washington.cavalcanti@br.pwc.com
Description of services engaged	Audit work related to a review of the Bradesco conglomerate's financial statements for the year ended December 31, 2009
Total amount of remuneration of independent auditors segregated by service	Auditing work and other services: 2009 (R$ '000) Auditing 31,008 Other services 366 Total 31,374
NB: "Other services" refers to the diagnostic of technology processes, responses to queries on tax matters and training

PAGE 2 /623

2.3 – Other material information

There have been no auditor alterations/replacements in the last three fiscal years or of the other information provided in item 2.1.

Periods in which auditing services were provided – 2007-2009

	2007	2008	2009
Initial date of engaging services	02/05/2007	02/06/2008	01/05/2009
Final date of engaging services	06/30/2008	06/30/2009	06/30/2010
Audit work related to the review of financial statements of the Bradesco conglomerate for the years ended December 31, 2007, 2008 and 2009.

PAGE 3 /623

3.1 – Financial information

(BRL)	Fiscal year (12/31/2009)	Fiscal year (12/31/2008)	Fiscal year (12/31/2007)
Shareholders' equity	41,753,751,358.74	34,256,543,863.55	30,357,344,232.81

Total Assets	506,223,092,421.58	454,413,043,159.62	341,143,764,385.38

Net Income /Revenues from Financial Intermediation/Insurance Premiums Earned	100,864,489,754.69	91,375,339,606.92	73,598,577,714.23

Gross income	12,119,299,731.22	8,172,809,027.98	10,544,174,478.88

Net income	8,012,282,308.88	7,620.237,443.21	8,009,724,005.63

Number of shares, except treasury (units)	3,420,550,403	3,376,676,797	3,330,812,027

Value per share (BRL per unit)	12.210000	10.150000	9.110000

Net earnings per share	2.340000	2.250000	2.400000

PAGE 4 /623

3.2 – Non-accounting metrics

Non-accounting metrics were not disclosed in the course of the last fiscal year.

PAGE 5 /623

3.3 - Events subsequent to the most recent financial statements

a)         On June 10, 2010, an Extraordinary General Meeting approved a capital increase from R$ 26.5 to R$ 28.5 billion by capitalizing R$ 2.000 billion from the statutory reserve, and a 10% share bonus by issuing 342,040,948 new nominative book-entry shares without nominal value, of which 171,020,483 were common and 171,020,465 preferred shares. These shares were allotted to shareholders free of charge as a bonus in the proportion of one (1) new share for every ten (10) shares of the same type held on the base date.

b)        On June 2, 2010, Bradesco concluded its acquisition of the entire share capital of the controlling block of the conglomerate Ibi Serviços S. de R. L. México ("Ibi México") and RFS Human Management S. de R.L.. On December 31, 2009, Ibi México had a credit portfolio of R$ 205 million and over 1.3 million credit cards. This transaction included a partnership agreement with C&A México S. de R. L. (C & A México) for a period of 20 years for the exclusive sale of financial products and services through the retail portfolio of C & A México.

c)         On April 27, 2010, Bradesco and Banco do Brasil signed a non-binding memorandum of understanding to develop a business model in order to:

•      Join part of their card operations;

•      Launch a Brazilian credit, debit and prepaid card flag for account holders and non-account holders;

•      Jointly format new business for private label cards (cards offered to non-account holder customers via retail partners);

•      Set up a company to sell cards to certain groups of non-account holder customers; and

•      Transfer interests in CBSS S.A. held by both institutions, or their subsidiaries, to a company to be created.

The banks state that they are studying the possibility of transferring their interests in Cielo S.A. to the new company to be set up, observing the interests of shareholders, the requirements of the Novo Mercado segment of the BM&FBovespa stock exchange, and the company bylaws.

If this transaction goes through to conclusion, the banks intend to set up a holding company to integrate and manage the above mentioned businesses, obtain synergy gains, structure new private label business and undertake other similar business ventures, building a business model to enable them to offer cards all over Brazil.

Conclusion of the transaction is subject to technical, legal and financial studies, satisfactory negotiation of definitive documents and compliance with applicable legal and regulatory formalities.

d)        On April 23, 2010, Bradesco submitted a binding proposal (Proposal) to Grupo Santander Espanha (Santander) to acquire part of the latter's shares in the following companies:

•      Cielo S.A. (Cielo), corresponding to 2.09% of the company's share capital, for the amount of R$ 425; and

•      Companhia Brasileira de Soluções e Serviços – CBSS, corresponding to 10.67% of the company's share capital for the value of R$ 139.2.

Since the proposal was accepted by Santander on the same date, the formal conclusion of the purchase and sale is subject to satisfactory negotiation of definitive documents and compliance with the applicable legal and regulatory formalities.

PAGE 6 /623

3.3 – Events subsequent to the most recent financial statements

On concluding the transaction, Bradesco's holdings in Cielo and CBSS will increase from 26.56% to 28.65% and from 34.33% to 45.00% respectively, thus reinforcing its holdings in the capital of companies operating in the card market.

PAGE 7 /623

3.4 - Policy for allocating earnings

a)        Rules on retained earnings

Pursuant to Article 192 of Law No. 6,404/76, together with the financial statements for the period, and subject to the provisions of articles 193 to 203 and its bylaws the company's management bodies shall draw up a proposal for use of the period's net income and submit it to the Annual General Meeting.

Legal reserve

Allocation of a portion of net profit to the legal reserve is determined by Article 193 of Law No. 6,404/76 in order to ensure the integrity of share capital, and may be used only to offset losses or increase capital.

Five percent (5%) of the period's net profit, before any other use, will be allocated to the legal reserve, which must not exceed twenty percent (20%) of share capital.

There is no requirement to allocate to the legal reserve in a year in which the balance of this reserve, plus capital reserves as per §1 of Article 182, exceeds thirty percent (30%) of share capital.

Statutory reserves

Article 194 of Law No. 6,404/76 which governs the creation of statutory reserves states that the bylaws of the company may establish reserves on condition that in each case:

•      its purpose is accurately and fully stated;

•      criteria are set to determine the annual portion of net profits that will be allocated to the statutory reserve; and

•      the maximum amount of the reserve is stated.

Pursuant to the legislation, Article 31 of the bylaws states that after all statutory allocations have been made, a proposal for the allocation or use of any net income remaining shall be made by the executive board, to be approved by the board of directors and decided by General Meeting, and such income may be allocated one hundred percent (100%) to "Income Reserves – Statutory" in order to maintain an operational margin consistent with the development of the Company's active operations up to the limit of ninety-five percent (95%) of paid-up share capital.

If the board's proposal for use of net income from the period contains provision for distributing dividends and/or payment of interest on own capital in an amount greater than the mandatory dividend pursuant to Article 30, item III of the bylaws, and/or retained earnings under Article 196 of Law No. 6,404/76, the balance of net income for making this reserve will be determined after deducting these allocations in full.

b)        Rules for distribution of dividends

With the introduction of Law No. 9,249/95, which came into force on January 1, 1996, companies may pay interest on own capital to their shareholders, to be imputed, net of income tax at source, to the amount of the minimum mandatory dividend.

Minimum mandatory dividend

Pursuant to item III of Article 28 of Bradesco's bylaws, shareholders are assured thirty percent (30%) of net income, each year, as a minimum mandatory dividend, adjusted for any decrease or increase of the amounts specified in items I, II and III of Article 202 of Law No. 6,404/76 (Law of Joint Stock Corporations).

PAGE 8 /623

3.4 - Policy for allocating earnings

Thus the minimum of thirty percent (30%) stipulated in the bylaws is greater than the minimum of twenty-five percent (25%) set forth in §2 of Article 202 of Law No. 6,404/76.

Shareholders holding preferred shares

Preferred shares confer on their holders dividends ten percent (10%) higher than those paid on common shares (item "b", §2, Article 6 of the bylaws).

Reinvestment of dividends or interest on own capital

Reinvestment of dividends or interest on own capital is a product that enables a shareholder and account holder registered with Bradesco Corretora (brokerage), personal or corporate, to invest the amount received and credited to current account in new shares (currently only for preferred shares), thereby increasing their shareholding.

Shareholders have the option of reinvesting monthly and/or special (supplementary or intermediate) dividends. There is no upper limit for reinvesting and the minimum must be enough to purchase at least one (1) share.

c)         Periodicity of dividend distributions

Banco Bradesco S.A. ("Bradesco") has distributed dividends monthly since 1970, and became the first Brazilian financial institution to adopt this practice.

Interim dividends

The executive board, on approval of the board of directors, is authorized to declare and pay out interim dividends, semiannual or monthly, from existing earnings, or profit reserve accounts (§1, Article 28 of the bylaws).

It may also authorize payment of interest on own capital in total or partial substitution of interim dividends (§2, Article 28 of the bylaws).

Monthly Payment of Interest on Own Capital

For the purposes set forth in Article 205 of Law No. 6,404/76, beneficiaries are shareholders registered with the Company on declaration dates, which are on the first day of each month.

Payments are made on the first business day of the following month, as monthly advances on the mandatory dividend by crediting the account informed by the shareholder or made available to the Company.

d)        Any restrictions on dividend payments imposed by special laws or regulations applicable to the issuer, as well as contracts, court decisions, administrative or arbitration court rulings

There are no restrictions on the distribution of dividends.

PAGE 9 /623

3.5 - Distribution of dividends and retention of net income

(BRL)	Fiscal year 12/31/2009	Fiscal year 12/31/2008	Fiscal year 12/31/2007
Adjusted net income	7,611,668,193.44	7,244,186,529.91	8,206,481,905.35
Dividend distributed / adjusted net income	35.709402	37.167395	34.397152
Issuer's return on shareholders' equity	6.509789	7.859740	9.298561
Total dividend distributed	2,718,081,158.73	2,692,475,443.99	2,822,796,086.31
Retained earnings	5,294,201,150.15	4,828,542,821.96	5,186,927,919.32
Date retention approved	03/10/2009	03/24/2008	03/12/2007

Retained earnings	Amount	Dividend payment	Amount	Dividend payment	Amount	Dividend payment
Mandatory dividend
Common	20,287,372.01	04/01/2009	18,444,799.47	07/01/2008	153,234,679.40	07/23/2007
Common	20,287,373.27	05/04/2009
Common	20,287,271.46	06/01/2009
Common	20,553,168.99	01/04/2010
Common	20,264,408.68	11/03/2009
Common	20,287,376.85	07/01/2009
Common	20,287,605.49	03/02/2009
Common	20,288,639.90	08/03/2009
Common	20,286,933.57	10/01/2009
Common	18,443,377.65	02/02/2009
Common	20,287,859.49	09/01/2009
Common	20,252,324.90	12/01/2009
Common	36,666,668.65	03/09/2010
Preferred	22,315,243.60	03/02/2009	20,282,157.48	12/01/2008	168,743,490.88	07/23/2007

PAGE 10 /623

3.5 - Distribution of dividends and retention of net income

Preferred	22,317,059.89	09/01/2009
Preferred	22,315,274.90	05/04/2009
Preferred	40,333,331.35	03/09/2010
Preferred	22,317,056.59	08/03/2009
Preferred	22,281,056.58	12/01/2009
Preferred	22,315,303.39	06/01/2009
Preferred	22,613,297.87	01/04/2010
Preferred	20,282,156.59	02/02/2009
Preferred	22,296,957.73	11/03/2009
Preferred	22,317,066.35	10/01/2009
Preferred	22,315,251.44	04/01/2009
Preferred	22,315,310.00	07/01/2009
Common			184,453,606.50	07/21/2008
Common			18,444,908.78	05/02/2008
Common			18,444,908.11	06/02/2008
Common			18,444,282.19	08/01/2008
Common			18,444,282.70	09/01/2008
Common			18,444,282.86	10/01/2008
Common			18,443,965.03	11/03/2008
Common			18,443,377.53	12/01/2008
Common			18,443,377.22	01/02/2009
Preferred			20,282,149.12	10/01/2008
Preferred			20,282,614.01	05/02/2008

PAGE 11 /623

3.5 - Distribution of dividends and retention of net income

				07/21/2008
				05/02/2008
				06/02/2008
				08/01/2008
				09/01/2008
				10/01/2008
				11/03/2008
Common			18,443,377.53	12/01/2008
Common			18,443,377.22	01/02/2009
Preferred			20,282,149.12	10/01/2008
Preferred			20,282,614.01	05/02/2008
Preferred			20,282,151.62	01/02/2009
Preferred			20,282,161.19	11/03/2008
Preferred			20,282,640.24	06/02/2008
Preferred			202,891,593.72	07/21/2008
Preferred			20,282,604.01	07/01/2008
Preferred			20,282,154.56	09/01/2008
Preferred			20,282,150.33	08/01/2008
Common					404,761,926.61	03/17/2008
Preferred					445,238,073.39	03/17/2009
Common					31,047,604.61	03/17/2008
Preferred					34,152,395.39	03/17/2008
Interest on own capital
Common	777,055,954.33	03/09/2010	18,193,292.14	04/01/2008	16,031,039.11	02/01/2007
Common	238,690,962.07	07/20/2009
Preferred	262,577,886.98	07/20/2009	20,006,019.30	02/01/2008	17,655,409.43	02/01/2007
Preferred	854,941,608.16	03/09/2010
Common			18,193,379.50	03/03/2008
Common			18,193,408.95	02/01/2008
Common			877,113,542.98	03/09/2009
Preferred			964,880,026.03	03/09/2009
Preferred			20,005,983.62	03/03/2008
Preferred			20,005,624.80	04/01/2008
Common					18,026,630.70	04/02/2007

PAGE 12 /623

3.5 - Distribution of dividends and retention of net income

Common	18,026,631.09	05/02/2007
Common	16,387,797.12	03/01/2007
Preferred	19,847,309.28	04/02/2007
Preferred	18,048,688.99	03/01/2007
Common	18,026,632.26	06/01/2007
Common	18,026,633.52	07/02/2007
Preferred	19,844,740.26	07/02/2007
Preferred	19,844,722.17	06/01/2007
Common	18,026,630.72	08/01/2007
Common	18,026,635.30	09/03/2007
Common	18,026,287.61	10/01/2007
Common	18,025,773.05	11/01/2007
Common	18,193,408.76	12/03/2007
Preferred	19,832,874.31	11/01/2007
Preferred	19,842,323.49	09/03/2007
Preferred	20,006,030.35	12/03/2007
Preferred	19,833,849.62	10/01/2007
Preferred	19,842,320.33	08/01/2007
Common	18,190,210.03	01/02/2008
Common	541,976,219.73	03/17/2008
Preferred	596,173,780.27	03/17/2008
Preferred	20,009,228.97	01/02/2008
Preferred	19,846,109.53	05/02/2007

PAGE 13 /623

3.6 - Declaration of dividends charged to the retained earnings account or reserves

In relation to the previous three fiscal years, no dividends were declared and charged to the retained earnings account or reserves established in prior fiscal years.

PAGE 14 /623

3.7 - Level of indebtedness

Fiscal year	Total debt of all types	Type of index	Level of endebtedness	Description of other index and reason for using it
12/31/2009	463,351,041,497.71	Level of endebtedness	11.10000000

PAGE 15 /623

3.8 - Obligations by nature and due date

Fiscal year (31/12/2009)
Type of debt	Less than one year	1- 3 years	3 -5 years	Over 5 years	Total
Unsecured	298,608,497,808.19	130,184,567,051.69	26,125,465,856.01	8,432,510,781.82	463,351,041,497.71
Total	298,608,497,808.19	130,184,567,051.69	26,125,465,856.01	8,432,510,781.82	463,351,041,497.71
Note

PAGE 16 /623

3.9 - Other material information

The selected financial information in this item refers to the consolidated financial statements.

N.B. Item 3.1: Composition of Net Revenue – Consolidation

R$

COMPOSITION:	2009	2008	2007
Revenues from financial intermediation	62,899,079,423.85	57,610,973,408.23	42,823,464,027.81
Fee and commission income	11,611,490,588.21	10,861,633,343.70	10,805,490,029.99
Premiums retained – insurance, pension plans and certificated savings plans	26,109,908,113.37	22,823,750,368.08	20,856,934,210.87
Income from equity interests in affiliates	200,100,610.44	135,355,864.68	42,267,948.28
Other operating income	2,563,612,857.33	1,718,246,040.26	1,486,766,274.50
Tax / social contribution (Cofins)	(1,834,741,061.91)	(1,184,543,254.08)	(1,490,038,047.46)
Tax on services of any type– (ISS)	(342,555,595.87)	(330,350,101.61)	(345,836,213.09)
Tax / social contribution (PIS)	(342,675,180.73)	(259,726,062.34)	(259,749,694.03)
TOTAL	100,864,489,754.69	91,375,339,606.92	73,919,298,539.87

PAGE 17 /623

4.1 - Description of risk factors

Macroeconomic risks

Bradesco's business and results from operations were substantially affected by adverse conditions on global financial markets.

Recent turbulence on in global capital and credit markets led to a liquidity crunch and higher credit risk premiums for various market participants, which led to less availability of funding and/or increased costs for both financial institutions and their customers. Rising or high interest rates and/or higher levels of spreads on credit created a less favorable environment for most of Bradesco's business dealings and may impair customers' ability to repay their debts, reducing Bradesco's flexibility in terms of planning or reacting to changes in its operations and the financial industry in general. Therefore, despite the strong recovery of the world's economies and Brazil's as of the second half of 2009, Bradesco's results from operations may be affected by adverse conditions in global financial markets for as long as they remain volatile and subject to turbulence and uncertainty.

Macroeconomic conditions worldwide and in Brazil have impacted Bradesco's business dealings and the results from its operations may be adversely affected as long as these adverse conditions persist.

Most of Bradesco's profit is generated by its operations in Brazil; following the world trend, there was a situation of weakness in the Brazilian economy related mainly to volatile commodity prices, which impacted some of Brazil's leading corporations and industries. According to the Brazilian Institute of Geography and Statistics (IBGE), Brazil's GDP fell 0.2% in 2009 on previous years. Bradesco's provision for losses on income from loans increased significantly on December 31, 2009, compared with previous years, as a result of adverse economic conditions. Since economic conditions worldwide and in Brazil have not yet fully recovered, some of Bradesco's clients may continue to have difficulty paying off their debts. Adverse economic conditions may also limit Bradesco's ability to execute its strategy in the same way it would have done in a period of economic growth and stability. Therefore Bradesco's results from operations may be adversely affected for as long as these adverse conditions persist.

The Brazilian government has significant influence on the Brazilian economy and local political and economic conditions may have a direct impact on Bradesco's business.

Bradesco's financial conditions and results from operations depend mainly on the Brazilian economy, which in the past has been characterized by frequent and occasionally drastic intervention by the Brazilian government and by volatile economic cycles.

In the past, the Brazilian government has often changed monetary, fiscal and taxation policy in order to influence the course of the Brazilian economy. Bradesco has no means of controlling or predicting which measures or policies the Brazilian government may take in response to current or future economic situations or how the Brazilian government's policies or intervention will affect the economy and directly or indirectly affect Bradesco's operations and revenues.

Bradesco's business, financial condition and the market value of its shares may be negatively affected by changes in these policies and other factors such as:

•      fluctuating exchange rates;

•      fluctuating benchmark interest rates;

•      domestic economic growth;

•      political, social or economic instability;

PAGE 18 /623

4.1 - Description of risk factors

•      monetary factors;

•      fiscal factors and alterations to the taxation system;

•      currency exchange controls;

•      liquidity of domestic credit, capital and financial markets;

•      customers' ability to meet their obligations to Bradesco;

•      reductions in wages or income levels;

•      rising rates of unemployment;

•      inflation; or

•      other political, diplomatic, social or economic developments in Brazil or internationally.

Uncertainty as to whether the government will implement changes in policies or regulations affecting these or other factors in the future may contribute to economic uncertainty in Brazil and drive volatility on the Brazilian securities markets and the market for securities issued abroad by Brazilian companies. Changes in policies or regulations may adversely affect Bradesco's business dealings, its financial position, results from operations and the market value of its preferred shares.

Exchange rate variations may negatively affect the Brazilian economy, and Bradesco's earnings and financial situation.

Its business is impacted by variations in Brazilian real's exchange rate. Since June 2004, the Brazilian real has been gradually appreciating against the dollar (reaching R$ 1.5593 per US$ 1.00 on August 1, 2008). In 2008, the real depreciated (reaching R$ 2.3370 per US$ 1.00 on December 31, 2008). In 2009, the real was again appreciating against the dollar (reaching R$ 1.7412 per US$ 1.00 on December 31, 2009).

On December 31, 2009, Bradesco's net balance of assets and liabilities denominated in foreign currencies, or indexed to them, (principally dollars) amounted to 1.6% of its total assets. If the Brazilian currency depreciates, Bradesco may incur losses on its liabilities denominated in foreign currencies, or indexed to them. For example, its long-term debt denominated in dollars, loans in foreign currencies and gains on monetary assets denominated in foreign currencies or indexed to them, since such liabilities and assets are converted into Brazilian reais. Therefore, if Bradesco's liabilities denominated in foreign currency, or indexed to it, significantly exceed its assets denominated in foreign currency or indexed to it, including any financial instruments used for hedging purposes, major depreciation of the Brazilian currency could substantially and adversely affect its business, financial conditions and results from operations, and the market price of its shares, even though the value of its liabilities had not altered in their original currency. Furthermore, Bradesco's loans depend significantly on its ability to match the cost of dollar-indexed funds with rates charged to customers. Significant depreciation may affect its ability to attract customers on these terms or to charge fees indexed in dollars.

On the other hand, when the Brazilian currency appreciates, Bradesco may incur losses in its monetary assets denominated in or indexed to foreign currency, such as the dollar, and its liabilities denominated in or indexed to foreign currencies may be reduced since liabilities and assets are converted into reais. Therefore, if Bradesco's monetary assets denominated in or indexed to foreign currency significantly exceed its liabilities denominated in or indexed to foreign currency, including any financial instruments used for hedging purposes, major appreciation of Brazil's currency could substantially and adversely affect its financial performance, even if the monetary value of such an asset remains unchanged in its original currency.

PAGE 19 /623

4.1 - Description of risk factors

If Brazil experiences substantial inflation in the future, Bradesco's revenues and its ability to access foreign financial markets will be diminished.

In the past, Brazil has experienced extremely high rates of inflation together with government measures aimed at combating inflation. According to the Consumer Price Index – Domestic Availability (or IGP-DI) inflation rates in Brazil reached 1.23%, 3.80%, 7.90%, 9.11% and (1.44)% on December 31, 2005, 2006, 2007, 2008 and 2009 respectively. Government measures to curb inflation and public speculation in relation to possible government measures had a negative effect on the economy and added to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market, which may have a negative effect for Bradesco.

The Brazilian government's measures may include restrictive monetary policy with high interest rates, restricting availability of credit and reducing economic growth. As a result, interest rates may fluctuate significantly. Increases in the rate of the Special Settlement and Custody System, known as the "SELIC" rate, and the benchmark interest rate set by the Brazilian Monetary Policy Committee, or "COPOM”, may negatively affect Bradesco by reducing demand for credit and raising borrowing costs, the cost of domestic debt, and the risk of customer default. SELIC rate reductions may also have a negative effect on Bradesco by reducing financial income from interest-bearing assets. Although in this case there may be a fall in financial expenses relating to its liabilities and an increase in revenue due to possible increased demand for credit.

Future actions of the Brazilian government – including interest rate cuts, foreign exchange market interventions, or steps to adjust or fix the value of the Brazilian real – may lead to rising inflation. If Brazil undergoes fluctuating inflation rates, Bradesco's costs and net margins may be affected and if there is lack of investor confidence, prices of its securities may fall. Inflationary pressures may also affect its ability to access financial markets abroad and may lead to counter-inflationary policies that may have adverse effects on its business, financial situation, results from operations and market value of its shares.

Alterations of the benchmark interest rate made by the Central Bank's monetary policy committee (COPOM) may substantially and adversely affect margins and results from operations.

COPOM sets basic interest rates for the Brazilian banking system. Basic interest rates were 18.00%, 13.25%, 11.25%, 13.75% and 8.75% per annum on December 31, 2005, 2006, 2007, 2008 and 2009, respectively. Variations in the basic interest rate may substantially and adversely affect Bradesco's results from operations for these reasons:

•      high basic interest rates raise Bradesco's domestic debt costs and may increase the probability of customer default; and

•      low basic interest rates may reduce Bradesco's net financial income.

The monetary policy committee (COPOM) sets the benchmark interest rate to manage certain aspects of the Brazilian economy, and hedge capital reserves and flows. Bradesco has no control over the basic interest rates set by COPOM or the frequency at which these rates are adjusted.

Economic events and perception of risk in Brazil and other emerging markets may negatively affect the market value of Brazilian securities, including Bradesco's shares.

PAGE 20 /623

4.1 - Description of risk factors

The market value of securities issued by Brazilian companies is affected to varying degrees by economic conditions in other countries including the United States, other Latin American countries, and other emerging countries. Although economic conditions in these countries may differ significantly from economic conditions in Brazil, investors' reaction to events in these countries can have an adverse effect on the market value of securities of Brazilian issuers. Crises in other emerging countries may reduce investor appetite for securities from Brazilian issuers, including Bradesco, which might negatively affect the market value of its shares.

The recent global financial crisis has had significant consequences worldwide, including in Brazil, such as volatility on capital markets, tight credit or non-availability of credit, higher interest rates, a slowdown in the global economy, volatile exchange rates, and inflationary pressures, among others that have directly or indirectly had, and will continue to have, negative impacts on Bradesco's business dealings, financial position, results from operations, the market value of securities of Brazilian issuers, including Bradesco, and its ability to finance its operations.

Bradesco was affected and may continue to be so, by volatility in markets and adverse macroeconomic conditions globally and in Brazil.

Most of Bradesco earnings come from its operations in Brazil. In line with global trends, the Brazilian economy was adversely affected in 2008 and 2009, mainly as a result of falling commodity prices. This impacted certain sectors in Brazil, including those in which Bradesco has customer holding loans from the bank. Recently there has been significant volatility on global markets as a result of adverse economic conditions in certain European Union countries, including Greece. If these conditions persist or deteriorate, the Brazilian economy may be affected or Bradesco may not be able to obtain financing on favorable terms, and these situations may adversely affect results from its operations and its ability to execute its strategy.

Risks related to Bradesco and the Brazilian banking sector

Bradesco may meet with higher levels of arrears in repayment of loans, as its loan portfolio matures.

Banco Bradesco's loan portfolio has grown substantially since 2005, mainly due to Brazil's economic growth. Any corresponding increase in its level of borrowing taking an abnormal course may lead to an imbalance for the ratio of growth of loans, since the latter are not normally repayable within a short period of their origination. Levels of non-performing loans are higher for Bradesco's personal than for its corporate customers.

The weakening of economic conditions in Brazil, which began in mid-2008, resulted in higher unemployment, leading to increases in Bradesco's levels of non-performing loans, especially for personal customers. This trend towards higher levels of non-performing loans deteriorated in 2009. On December 31, 2009, Bradesco's provision for loan losses increased 58.9% compared with December 31, 2008, while its loan portfolio grew 6.1% in the same period. If economic conditions in Brazil deteriorate even further, Bradesco may be forced to increase its provision for loan losses in the future.

Rapid growth of loans may also reduce the ratio of non-performing loans compared to total loans, until the rate of growth slackens or the portfolio becomes more mature. Adverse economic conditions and a lower growth rate of Bradesco's loan portfolio may result in an increase in its provisions for loan losses, write-downs and non-performing loans as a proportion of total loans, which may have an adverse effect on its business dealings, financial condition and results from operations.

Adverse conditions in credit markets and capital markets may adversely affect Bradesco's ability to efficiently access funding in terms of cost and/or in good time.

PAGE 21 /623

4.1 - Description of risk factors

Recent volatility, disruption and uncertainty in credit and capital markets had in general reduced liquidity by raising funding costs for financial institutions and companies. These conditions can impact Bradesco's ability to efficiently reschedule its liabilities in terms of costs and/or timeliness, and/or obtain access to funds required to execute its growth strategy. If it were forced to borrow at unattractive interest rates, its financial condition and results from operations may be adversely affected.

The increasingly competitive environment in banking and insurance in Brazil may adversely affect Bradesco's business prospects.

The Brazilian markets for financial, banking and insurance services are highly competitive. Bradesco faces significant competition from other large Brazilian and foreign banks and insurance companies, both public and private, in all the key segments of its operations. Over the past two years, the Brazilian banking market has undergone more consolidation. In November 2008, Banco Itaú S.A. (Banco Itaú), and Unibanco – União de Bancos Brasileiros S.A. (Unibanco), merged and gave rise to a major presence in the market. In addition, Banco do Brasil S.A. (Banco do Brasil), announced a merger with Banco Nossa Caixa S.A. in November 2008 and a strategic partnership with Banco Votorantim S.A. (Banco Votorantim) in January 2009. Itaú Unibanco has recently announced a partnership with Porto Seguro in the automobile and residential insurance sector.

Moreover, Brazilian regulations create barriers to entry and make no distinction between foreign and Brazilian commercial and investment banks or between Brazilian and foreign insurance companies. Therefore the presence of foreign banks and insurance companies in Brazil, some of whom have more resources than Bradesco, has increased competitiveness in banking and insurance and brought more competition in markets for specific products. Privatization of public (government controlled) banks has also made the Brazilian banking and financial services markets more competitive.

This higher level of competition may adversely affect Bradesco's results and its potential business, and may among other factors:

•      restrict its ability to build its customer base and expand its operations;

•      reduce its profit margins on services and banking products, insurance, leasing and other services and products; and

•      lead to more competition for foreign investment opportunities.

Losses on investments in securities may have a significant impact on Bradesco's results from operations and are unpredictable.

The value of some of its investments in securities may be significantly reduced due to volatile financial markets and may vary over short periods. On December 31, 2009, investments in securities accounted for 29.0% of Bradesco's assets, and gains and losses on investments have had, and will continue to have, a significant impact on the bank's results from operations. The amounts of these gains and losses, which are journalized as investments in securities are sold or recognized at fair value, may fluctuate substantially from one period to another. The extent of this fluctuation partly depends on market values of securities, which in turn may vary considerably. It is not possible to predict the amount of gains or losses realized in a certain future period and Bradesco's management believes that variations from one period to another are of no practical value for the purposes of analysis. Additionally, any income from its investment portfolio may no longer contribute, in full or in part, to its net income at the same levels as in recent periods, and Bradesco may no longer enjoy rising valuations such as those currently seen in its consolidated investment portfolio, or any portion of the corresponding increase in value.

PAGE 22 /623

4.1 – Description of risk factors

Bradesco may suffer losses associated with exposure to counterparties.

Bradesco is subject to the possibility of a counterparty not honoring its contractual obligations due to bankruptcy, lack of liquidity, operational failure, or other reasons. This risk may arise, for example, with swaps or other derivatives in which counterparties have an obligation to repay or execute currencies or other trades that do not occur when required due to inability to make delivery or system failures affecting clearing agents, currency exchange, clearing houses or other financial intermediaries. This counterparty risk is higher in difficult markets where there is greater risk of counterparty failure.

Trading in derivatives and related transactions may cause substantial losses.

Bradesco is actively engaged in trading securities, and in buying fixed-income securities and equity shares in particular, to sell them in the short-term with the aim of profiting from short-term price differentials. These investments may expose Bradesco to substantial financial losses in the future, since securities are subject to fluctuations in value and may lead to losses. In addition, Bradesco trades in derivatives in order to manage its overall exposure to currency and interest-rate risk and hedge against increases or reductions in these rates, but not for both cases. For example, Bradesco may buy derivatives to hedge against reductions in the rate of the Brazilian real or a lower interest rate; if the Brazilian real appreciates, or interest rates rise, the Bank may incur financial losses. These losses may negatively affect its net income and future liquidity.

The Brazilian government regulates operations of local financial institutions and insurance companies and changes in existing regulations and laws, and/or new laws or regulations, may adversely affect Bradesco's operations and revenues.

Brazilian banks and insurance companies, including Bradesco's banking and insurance operations, are subject to extensive and ongoing regulatory supervision by the Brazilian government. Bradesco has no control over government regulation, which governs all aspects of the Bank's operations, including the following:

•      minimum capital requirements;

•      compulsory deposits/reserves;

•      requirements for investment in fixed assets;

•      lending limits and other credit restrictions;

•      accounting and statistical requirements;

•      solvency margins;

•      minimum coverage levels; and

•      mandatory policies.

PAGE 23 /623

4.1 – Description of risk factors

The regulatory framework for banks and insurance companies in Brazil is constantly evolving. Existing laws and regulations may be altered, or the ways in which these laws and regulations are implemented or interpreted may change, or new laws and new regulations may be introduced. These changes may adversely affect Bradesco's operations and revenues.

The Brazilian government, in particular, has historically promulgated regulations affecting financial institutions in an attempt to implement its economic policies. These regulations aim to control the availability of credit and boost or lower consumption in Brazil. These changes may adversely affect Bradesco, since the returns it earns on compulsory deposits are less than those it would obtain from other investments.

Part of Bradesco's business currently not subject to government regulations may be regulated in the future. For example, various legislative proposals to regulate the credit card sector are now being discussed in Brazil's Congress. Some of these proposals aim to increase competitiveness in the sector and restrict tariffs charged by credit card companies. New regulations affecting the credit card industry may have a negative effect on Bradesco's revenues from credit card business. Such regulations and regulatory changes affecting other business dealings in which Bradesco is involved, including leasing and brokerage, may have a negative effect on its operations and revenues.

Most of Bradesco's common shares are owned by a shareholder whose interests may conflict with those of certain investors.

On December 31, 2009, the Bradesco Foundation (Fundação Bradesco) directly or indirectly owned 51.23% of Bradesco's shares. Consequently, this shareholder has the power, among others, to avoid a change in control of the company and to approve related party transactions or corporate reorganizations. Under the terms of the Bradesco Foundation's bylaws, all directors, members of the executive board, and department directors working in the Bradesco Group for over ten years are members of the Bradesco Foundation's governing body. The governing body has no other members.

Changes in regulations relating to reserve requirements and compulsory deposits and taxes may reduce operating margins.

The Central Bank has periodically altered the levels of reserves and compulsory deposits that financial institutions in Brazil are required to keep at the Central Bank. For example, in September 2008, the Central Bank revoked and changed various compulsory deposit requirements in an attempt to reduce the impact of the global financial crisis. In February 2010, after a strong recovery in the Brazilian and world economy in the second half of 2009, the Central Bank raised the level of compulsory deposits on time deposits. The Central Bank may further raise reserve requirements and compulsory deposits in the future or may introduce new reserve requirements and compulsory deposits.

Compulsory deposits generally do not yield the same return as other investments and deposits for the following reasons:

•      part of compulsory deposits are non-interest bearing;

•      part of compulsory deposits must be held in Brazilian federal government securities; and

•      part of compulsory deposits must be used to finance the federal housing program, Brazil's agricultural sector, low-income customers and small businesses through what is known as a "microcredit program."

PAGE 24 /623

4.1 – Description of risk factors

Compulsory deposits have been used by the Central Bank to control liquidity as part of its monetary policy in the past and Bradesco has no control over these requirements. Any increase in compulsory deposit requirements may reduce its ability to make loans and other investments and may thus negatively affect Bradesco.

Changes in taxes and other fiscal initiatives may adversely affect Bradesco.

The Brazilian government regularly changes tax regimes and takes other fiscal initiatives that affect Bradesco and its customers. The latter include changes in tax rates and occasionally temporary taxes, the proceeds from which are used for the government's purposes. The effects of these changes and other changes resulting from additional tax initiatives have not, and cannot, be quantified and there is no guarantee that these laws, once implemented, will not have a negative effect on Bradesco's business dealings. Furthermore, such changes may lead to uncertainties for the financial system, raise the cost of loans and contribute to an increase in the loan portfolio taking an abnormal course.

In the past, Brazil's constitution set a cap for interest rates charged on bank loans, and the impact of subsequent legislation introducing regulatory details for this matter is uncertain.

The Brazilian constitution's article 192, promulgated in 1988, set a 12.0% per annum cap for interest rates charged on bank loans. However, after promulgation of the constitution, this rate was not put into practice since the regulatory aspects for the cap were still pending. Several attempts were made to adjust interest rates on bank loans, but none were implemented.

On May 29, 2003, Constitutional Amendment No. 40 (locally known as EC 40/03) was enacted to repeal all paragraphs and subparagraphs of Article 192 of Brazil's constitution. This amendment allows the Brazilian financial system to be regulated by specific laws for each sector rather than a single law for the system as a whole.

With the coming into effect of the new Civil Code (or Law No. 10,406 of January 10, 2002), uncertainty arose as to whether the cap on interest rates would be linked to the base rate charged by the Federal Revenue authority, unless the parties to a loan had agreed to use another rate. This basic rate is now the SELIC rate, which stood at 8.75% per annum on December 31, 2009. However, there is some uncertainty as to whether this applicable base rate would be the SELIC rate or the 12.0% per annum interest rate stipulated in the Tax Code (Código Tributário Nacional).

The impacts of EC 40/03 and the determinations of the new Civil Code are uncertain at the moment, but any substantial increase or decrease in the interest rate may have a material adverse effect on the financial conditions, results from operations or prospects of Brazilian financial institutions, including Bradesco.

Furthermore, some Brazilian courts have in the past issued rulings restricting interest rates on consumer financing transactions that were regarded as unfair or excessive in comparison with market practices. Future decisions by Brazilian courts, or changes in legislation and regulations restricting interest rates charged by financial institutions may have a negative effect on Bradesco's business.

Losses relating to insurance claims may vary from time to time and differences between losses on actual claims and underwriting assumptions and actuarial reserves may have an adverse effect on Bradesco.

PAGE 25 /623

4.1 – Description of risk factors

Bradesco's results from operations depend significantly on the extent to which claims and loss event numbers are consistent with its actuarial assumptions used to evaluate benefits and obligations related to claims under current and future policies and to price its insurance products. Bradesco attempts to limit its liability and price its insurance products, based on expected payments of benefits calculated using factors such as: assumptions for returns on investments, mortality and disability expenses, and certain macroeconomic factors such as inflation and interest rates. These assumptions may differ from past experience due to factors beyond Bradesco's control, such as natural disasters (floods, explosions and fires) or human disasters (riots, terrorist or gang attacks) or changes in rates of mortality and disability as a result of advances in medicine and increased longevity. Therefore, Bradesco is unable to accurately determine the values that will ultimately be paid to settle these obligations, or when these payments will have to be made, or if the assets guaranteeing its insurance obligations, together with future premiums, will be sufficient to cover payments against these obligations. These values may vary in relation to estimates, especially when payments do not occur until the distant future, as is the case with some of Bradesco's life insurance products. To the extent that the actual experience of loss events and claims is less favorable than the underlying assumptions used to calculate obligations, Bradesco may be required to increase its reserves, which may affect its cash flow.

If actual losses exceed reserves for the risks that have been underwritten, Bradesco could be adversely affected.

Bradesco's results from operations and financial condition depend on its ability to accurately assess actual losses associated with the risks that have been underwritten. Bradesco's current reserves are based on estimates that rely on available information and involve many factors, including experiences of recent losses, current economic conditions, internal risk ratings, actuarial and statistical projections of the cost of settling future claims, such as estimates of future trends for the severity and frequency of claims, legal theories concerning liability, levels and/or time of receipt or payment of premiums and retirement, mortality and incapacity rates. Consequently, calculating reserves is inherently uncertain and actual losses are often different from such estimates, sometimes by a substantial margin. Discrepancies occur for several reasons, for example: since Bradesco records its provisions for loan losses based on estimates, but provisions may not be sufficient to cover actual losses; there may be more numerous claims for loss events; or costs could be higher than estimated. If actual losses significantly exceed its reserves, Bradesco may be affected.

Bradesco is jointly liable for clients' losses if its reinsurers fail to meet their obligations under reinsurance contracts.

Purchasing reinsurance does not exempt Bradesco from liability to its customers if a reinsurer fails to comply with its obligations under reinsurance contracts. Consequently, the reinsurer's insolvency or failure to make timely payments as described in the contracts could have an adverse effect on Bradesco, since the latter continues to be liable to its insured persons.

PAGE 26 /623

4.2 - Comments on expected alterations of exposure to risk factors

In relation to expected reductions or increases of the issuer's exposure to the above mentioned risks, this was covered in the previous item.

PAGE 27 /623

4.3 – Non-confidential significant judicial, administrative or arbitration proceedings

Cases relating to this item were obtained based on a material amount of R$ 50 million, which accounts for 0.12% of the Bank's shareholders’ equity, (R$ 41.754 billion), or 0.01% of its total assets (R$ 506.223 billion). Therefore, we selected cases whose financial impacts exceed this material amount.

This is the case of the ruling ordering Bradesco to pay inflation adjustment from November and December 1991 on amounts collected and transferred to the Social Security Institute (INSS) in this period.

The same type of action is being brought against all banks, since at that time they had entered into agreements with the INSS, which was represented by the then President of the INSS, to alter the system for transferring the sums collected.

a.         court: 5th Federal Court, Brasília

b.        instance: First instance.

c.         date brought: August 5, 2008

d.        parties to the proceedings:

Plaintiff:           Social Security Institute (Instituto Nacional da Seguridade Social, or INSS)

Defendant:     Banco Bradesco S.A.

e.        sums, goods or rights involved: R$ 95,483,516.47

f.         principal facts: index used to adjust values of onlending in November and December 1991, of sums collected and paid to the INSS. This subject involves the entire financial system since the transfer system was authorized by the then President of the INSS.

g.         chance of losing: Remote

h.        analysis of impact if the case is lost: There will be no significant impact, since we will set aside appropriate provisions should the case go against Bradesco, although our internal and outside legal advisers do not believe it will.

i.          amount provisioned: since the risk is rated "remote", no provision has been made for this action.

PAGE 28 /623

4.3 – Non-confidential significant judicial, administrative or arbitration proceedings

Judicial Process – writ of mandamus filed by Bradesco Saúde S.A. objecting to the existence of the legal-taxation relationship obliging it to withhold social security contributions on payments made to doctors/dentists

a.         court: 14th Federal Court – Judicial Section of Rio de Janeiro

b.        instance: High Court of Justice.

c.         d ate brought: 04/10/2000

d.        parties to the proceedings:

Plaintiff:           Federal Authority (Federal Revenue Department).

Defendant:     Bradesco Saúde S.A.

e.        sums, goods or rights involved: R$ 472,930,185.28

f.         principal facts: Amounts deposited in court.

g.         chance of losing: Remote. Provision was made because we believe that this is a legal obligation.

h.        analysis of impact if the case is lost: The court deposit becomes federal revenue. Need to withhold social security contribution on payments made to doctors/dentists.

i.          amount provisioned: R$ 472,930,185.28

PAGE 29 /623

4.3 – Non-confidential significant judicial, administrative or arbitration proceedings

Judicial Process – ordinary action brought by Bradesco Seguros S.A. objecting to the existence of the legal-tax relationship that obliges it to withhold social security contribution on payments made to doctors/dentists

a.         court: 6th Federal Court – Judicial Section of the Federal District

b.        instance: High Court of Justice.

c.         date brought: 07/03/1996

d.        parties to the proceedings:

Plaintiff:           Federal Authority (Federal Revenue Department).

Defendant:     Bradesco Seguros S.A.

e.        sums, goods or rights involved: R$ 84,444,053.41

f.         principal facts: Amounts deposited in court.

g.         chance of losing: Remote. Provision was made because we believe that this is a legal obligation.

h.        analysis of impact if the case is lost: The court deposit becomes federal revenue. Need to withhold social security contribution on payments made to doctors/dentists.

i.          amount provisioned: R$ 84,444,053.41

PAGE 30 /623

4.3 – Non-confidential significant judicial, administrative or arbitration proceedings

Judicial process in which plaintiff seeks to calculate and pay Cofins tax from October 2005 on actual billing, as per the concept stated in Article 2 of LC 70/91, thus diverging from the unconstitutional expansion of the calculation base posed by paragraph 1 of Article 3 of Law No. 9,718/98.

a.         court: Federal

b.        instance: 3rd Region Federal Regional Court – 6th Bench.

c.         date brought: 11/14/2005

d.        parties to the proceedings:

Plaintiff:           Special Delegate for Financial Institutions in São Paulo.

Defendant:     Banco Bradesco S.A.

e.        sums, goods or rights involved: R$ 3,439,953,918.68

f.         principal facts: Validity of the values involved has been suspended by court order since the beginning of the case.

g.         chance of losing: Possibility of losing rated "possible". Provision was made because we believe that this is a legal obligation.

h.        analysis of impact if the case is lost: If the case is lost, the amounts provisioned will have to be paid.

i.          amount provisioned: R$ 3,439,953,918.68

PAGE 31 /623

4.3 – Non-confidential significant judicial, administrative or arbitration proceedings

Judicial process in which plaintiff seeks to calculate and pay Cofins tax from October 2005 on actual billing, as per the concept stated in Article 2 of LC 70/91, thus diverging from the unconstitutional expansion of the calculation base posed by paragraph 1 of Article 3 of Law No. 9,718/98.

a.         court: Federal

b.        instance: 3rd Region Federal Regional Court – 6th Bench.

c.         date brought: 11/14/2005

d.        parties to the proceedings:

Plaintiff:           Special Delegate for Financial Institutions in São Paulo.

Defendant:     Banco Finasa S.A.

e.        sums, goods or rights involved: R$ 321,098,255.94

f.         principal facts: Validity of the values involved has been suspended by court order since the beginning of the case.

g.         chance of losing: Possibility of losing rated "possible". Provision was made because we believe that this is a legal obligation.

h.        impact analysis in the event of loss of the case: If the case is lost, the amounts provisioned will have to be paid.

i.          amount provisioned: R$ 321,098,255.94

PAGE 32 /623

4.3 – Non-confidential significant judicial, administrative or arbitration proceedings

Judicial process seeking, for the purpose of ascertaining the calculation base for income tax (IRPJ) and social contribution (CSLL) owed, to deduct the value of actual and definitive losses, in full or in part, posted in the base year 1999, from receipt of credits, irrespective of meeting conditions and deadlines stipulated in articles 9 to 14 of Law No. 9,430/96 which are only applicable for temporary losses.

a.         court: Federal

b.        instance: 3rd Region Federal Regional Court – 6th Bench.

c.         date brought: 12/28/1999

d.        parties to the proceedings:

Plaintiff:           Special Delegate of Financial Institutions in São Paulo.

Defendant:     Banco Bradesco S.A.

e.        sums, goods or rights involved: R$ 66,945,016.17

f.         principal facts: Validity of the values involved has been suspended by court order since the beginning of the case.

g.         chance of losing: Possibility of losing rated "possible". Provision was made because we believe that this is a legal obligation.

h.        impact analysis in the event of loss of the case: If the case is lost, the amounts provisioned will have to be paid.

i.          amount provisioned: R$ 66,945,016.17

PAGE 33 /623

4.3 – Non-confidential significant judicial, administrative or arbitration proceedings

Judicial process seeking, for the purpose of ascertaining the calculation base for income tax (IRPJ) and social contribution (CSLL) owed, to deduct the value of actual and definitive losses, in full or in part, posted in the base year 2001, from receipt of credits, irrespective of meeting conditions and deadlines stipulated in articles 9 to 14 of Law No. 9,430/96 which are only applicable for temporary losses.

a.         court: Federal

b.        instance: 3rd Region Federal Regional Court – 6th Bench.

c.         date brought: 02/28/2001

d.        parties to the proceedings:

Plaintiff:           Special Delegate for Financial Institutions in São Paulo.

Defendant:     Banco Bradesco S.A.

e.        sums, goods or rights involved: R$ 50,010,004.62

f.         principal facts: Validity of the values involved has been suspended by court order since the beginning of the case.

g.         chance of losing: Possibility of losing rated "possible". Provision was made because we believe that this is a legal obligation.

h.        analysis of impact if the case is lost: If the case is lost, the amounts provisioned will have to be paid.

i.          amount provisioned: R$ 50,010,004.62

PAGE 34 /623

4.3 – Non-confidential significant judicial, administrative or arbitration proceedings

Judicial process seeking, for the purpose of ascertaining the calculation base for income tax (IRPJ) and social contribution (CSLL) owed, to deduct the value of actual and definitive losses, in full or in part, posted in the base year 2002, from receipt of credits, irrespective of meeting conditions and deadlines stipulated in articles 9 to 14 of Law No. 9,430/96 which are only applicable for temporary losses.

a.         court: Federal

b.        instance: 3rd Region Federal Regional Court – 6th Bench.

c.         date brought: 02/26/2002

d.        parties to the proceedings:

Plaintiff:           Special Delegate for Financial Institutions in São Paulo.

Defendant:     Banco Bradesco S.A.

e.        sums, goods or rights involved: R$ 62,756,930.75

f.         principal facts: Liability for the amount involved has been suspended due to deposit in court of the full amount, which was made when the initial injunction was overturned.

g.         chance of losing: Possibility of losing rated "possible". Provision was made because we believe that this is a legal obligation.

h.        analysis of impact if the case is lost: In the event of the case being lost, the amounts provisioned must be paid by the court deposit becoming Federal Authority revenue.

i.          amount provisioned: R$ 62,756,930.75

PAGE 35 /623

4.3 – Non-confidential significant judicial, administrative or arbitration proceedings

Judicial process seeking, for the purpose of ascertaining the calculation base for income tax (IRPJ) and social contribution (CSLL) owed, to deduct the value of actual and definitive losses, in full or in part, posted in the base year 2003, from receipt of credits, irrespective of meeting conditions and deadlines stipulated in articles 9 to 14 of Law No. 9,430/96 which are only applicable for temporary losses.

a.         court: Federal

b.        instance: 3rd Region Federal Regional Court – 3rd Bench.

c.         date brought: 05/28/2003

d.        parties to the proceedings:

Plaintiff:           Special Delegate for Financial Institutions in São Paulo.

Defendant:     Banco Bradesco S.A.

e.        sums, goods or rights involved: R$ 59,797,337.52

f.         principal facts: Validity of the values involved has been suspended by court order since the beginning of the case.

g.         chance of losing: Possibility of losing rated "possible". Provision was made because we believe that this is a legal obligation.

h.        analysis of impact if the case is lost: If the case is lost, the amounts provisioned will have to be paid.

i.          amount provisioned: R$ 59,797,337.52

PAGE 36 /623

4.3 – Non-confidential significant judicial, administrative or arbitration proceedings

Judicial process seeking, for the purpose of ascertaining the calculation base for income tax (IRPJ) and social contribution (CSLL) owed, to deduct the value of actual and definitive losses, in full or in part, posted in the base year 2005, from receipt of credits, irrespective of meeting conditions and deadlines stipulated in articles 9 to 14 of Law No. 9,430/96 which are only applicable for temporary losses.

a.         court: Federal

b.        instance: 3rd Region Federal Regional Court – 6th Bench.

c.         date brought: 02/23/2005

d.        parties to the proceedings:

Plaintiff:           Special Delegate for Financial Institutions in São Paulo.

Defendant:     Banco Bradesco S.A.

e.        sums, goods or rights involved: R$ 78,727,443.09

f.         principal facts: Validity of the values involved has been suspended by court order since the beginning of the case.

g.         chance of losing: Possibility of losing rated "possible". Provision was made because we believe that this is a legal obligation.

h.        analysis of impact if the case is lost: If the case is lost, the amounts provisioned will have to be paid.

i.          amount provisioned: R$ 78,727,443.09

PAGE 37 /623

4.3 – Non-confidential significant judicial, administrative or arbitration proceedings

Judicial process brought to object to social contribution on profits (CSLL) required from financial institutions for base years 1994 to 1995 at higher rates than those applied to corporates in general, thus flouting the constitutional principle of isonomy.

a.         court: Federal

b.        instance: 3rd Region Federal Regional Court – 4th Bench.

c.         date brought: 06/14/1995

d.        parties to the proceedings:

Plaintiff:           Federal Authority (National Treasury).

Defendant:     Banco Mercantil de São Paulo S.A.

e.        sums, goods or rights involved: R$ 65,202,809.15

f.         principal facts: Validity of the values involved has been suspended by court order since the beginning of the case.

g.         chance of losing: Possibility of losing rated "possible". Provision was made because we believe that this is a legal obligation.

h.        analysis of impact if the case is lost: If the case is lost, the amounts provisioned will have to be paid.

i.          amount provisioned: R$ 65,202,809.15

PAGE 38 /623

4.3 – Non-confidential significant judicial, administrative or arbitration proceedings

Judicial process claiming offsetting for amounts unduly paid in base years 1994 and 1995 as PIS contribution tax, corresponding to excess that would be charged over the constitutionally stipulated calculation base, which is gross operating revenue, as defined in income tax legislation – concept as per Article 44 of Law No. 4,506/64, not including financial revenues.

a.         court: Federal

b.        instance: 3rd Region Regional Federal Court – 4th Bench.

c.         date brought: 12/22/1997

d.        parties to the proceedings:

Plaintiff:           Delegate of the Federal Revenue Authority in Osasco.

Defendant:     Banco Bradesco S.A.

e.        sums, goods or rights involved: R$ 273,505,693.99

f.         principal facts: Validity of the values involved has been suspended by court order since the beginning of the case.

g.         chance of losing: Possibility of losing rated "possible". Provision was made because we believe that this is a legal obligation.

h.        analysis of impact if the case is lost: If the case is lost, the amounts provisioned will have to be paid.

i.          amount provisioned: R$ 273,505,693.99

PAGE 39 /623

4.3 – Non-confidential significant judicial, administrative or arbitration proceedings

Judicial process claiming there was no CSLL tax liability for base years 1996 through 1998, because the company had no employees, and article 195, I of the Constitution stipulates that only employers are liable for his tax.

a.         court: Federal

b.        instance: High Court of Justice.

c.         date brought: 03/24/1997

d.        parties to the proceedings:

Plaintiff:           Delegate of the Federal Revenue Authority in Osasco.

Defendant:     União de Comércio e Participações Ltda.

e.        sums, goods or rights involved: R$ 49,647,596.68

f.         principal facts: Liability for the amount involved is now suspended due to appeal made to the Administrative Tax Appeal Board (local acronym CARF), filed in administrative proceedings, arising from notification by Brazil's Federal Revenue authority for constitution of tax liability and prevention of limitation.

g.         chance of losing: Possibility of losing rated "possible". Provision was made because we believe that this is a legal obligation.

h.        analysis of impact if the case is lost: If the cases (judicial and administrative) are lost, the amounts provisioned must be paid.

i.          amount provisioned: R$ 49,647,596.68

PAGE 40 /623

4.3 – Non-confidential significant judicial, administrative or arbitration proceedings

Judicial process for calculation and collection of income tax due for the base year 1997 and thereafter, without adding Social contribution tax on profits tax (CSLL) to the calculation base, determined by Article 1 of Law No. 9,316/96 since this contribution represents a effective, necessary and mandatory cost for the company.

a.         court: Federal

b.        instance: Federal Supreme Court.

c.         date brought: 03/21/1997

d.        parties to the proceedings:

Plaintiff:           Delegate of the Federal Revenue Authority in Osasco.

Defendant:     Banco Bradesco S.A.

e.        sums, goods or rights involved: R$ 181,667,742.33

f.         principal facts: Liability for the amount involved is now suspended due to deposit in court of the full amount involved made when the initial preliminary order was overthrown.

g.         chance of losing: Possibility of losing rated "possible". Provision was made because we believe that this is a legal obligation.

h.        analysis of impact in the event of the case being lost: In the event of the case being lost, the amounts provisioned must be paid by the court deposit becoming Federal Authority revenue.

i.          amount provisioned: R$ 181,667,742.33

PAGE 41 /623

4.3 – Non-confidential significant judicial, administrative or arbitration proceedings

Judicial process for calculation and collection of income tax due for the base year 1997 and thereafter, without adding Social contribution tax on profits tax (CSLL) to the calculation base, determined by Article 1 of Law No. 9,316/96 since this contribution represents a effective, necessary and mandatory cost for the company.

a.         court: Federal

b.        instance: Federal Supreme Court.

c.         date brought: 03/21/1997

d.        parties to the proceedings:

Plaintiff:           Delegate of the Federal Revenue Authority in Osasco.

Defendant:     Bradesco Vida e Previdência.

e.        sums, goods or rights involved: R$ 110,369,946.77

f.         principal facts: Liability for the amount involved is suspended due to deposit in court of the full amount involved made when the initial preliminary order was overthrown.

g.         chance of losing: Possibility of losing rated "possible". Provision was made because we believe that this is a legal obligation.

h.        analysis of impact in the event of the case being lost: In the event of the case being lost, the amounts provisioned must be paid by the court deposit becoming Federal Authority revenue.

i.          amount provisioned: R$ 110,369,946.77

PAGE 42 /623

4.3 – Non-confidential significant judicial, administrative or arbitration proceedings

Judicial process for calculation and collection of income tax due for the base year 2000 and thereafter, without adding Social contribution tax on profits tax (CSLL) to the calculation base, determined by Article 1 of Law No. 9,316/96 since this contribution represents a effective, necessary and mandatory cost for the company.

a.         court: Federal

b.        instance: 2nd Region Regional Federal Court – 4th Bench.

c.         date brought: 03/27/2001

d.        parties to the proceedings:

Plaintiff:           Delegate of the Federal Revenue Authority in Rio de Janeiro.

Defendant:     Bradesco Capitalização S.A.

e.        sums, goods or rights involved: R$ 89,178,975.26

f.         principal facts: Liability for the amount involved is suspended due to deposit in court of the full amount involved made when the initial preliminary order was overthrown.

g.         chance of losing: Possibility of losing rated "possible". Provision was made because we believe that this is a legal obligation.

h.        analysis of impact in the event of the case being lost: In the event of the case being lost, the amounts provisioned must be paid by the court deposit becoming Federal Authority revenue.

i.          amount provisioned: R$ 89,178,975.26

PAGE 43 /623

4.3 – Non-confidential significant judicial, administrative or arbitration proceedings

Administrative proceedings – Tax deficiency notification for alleged underpayment of taxes – income tax (IRJP) and social contribution tax on profits (CSLL) – for base years 2000 through 2004 due to invalid setoff of tax losses and negative tax base for Social contribution tax on profits (CSLL) or invalid setoff of tax liabilities or non-taxation of inflationary deferred income, all relaying to various merged companies.

a.         court: Administrative

b.        instance: Second Instance – Administrative Tax Appeals Board (local acronym CARF).

c.         date brought: 10/31/2006

d.        parties to the proceedings:

Plaintiff:           Federal Authority (Brazil's Federal Revenue).

Defendant:     Banco Alvorada S.A.

e.        sums, goods or rights involved: R$ 223,743,176.05

f.         principal facts: With the objection and subsequent appeal to the Administrative Tax Appeals Board (local acronym CARF), liability for the amount involved has been suspended.

g.         chance of losing: Remote

h.        analysis of impact if the case is lost: If the case is lost on the administrative level, it will go to court, where the prospect of losing is also remote on the factual and legal merits involved. In the unlikely event of a loss in any future legal proceedings, the amount involved will have to be paid, which would affect income for the fiscal year.

i.          amount provisioned: There is no provision for this contingency, since the prospect of losing is remote.

PAGE 44 /623

4.3 – Non-confidential significant judicial, administrative or arbitration proceedings

Administrative proceedings – Notification establishing tax liability and prevention of limitation in relation to income and social contribution tax on profits taxes (IRPJ and CSLL) for the year 2002, which pursuant to Normative Instruction 213/2002 would be applicable to equity-equivalence earnings on investments in foreign subsidiaries or affiliates (revenues from currency exchange-rate gains on foreign investments).

a.         court: Administrative

b.        instance: First Instance – Federal Revenue Adjudication Office (DRJ).

c.         date brought: 12/27/2007

d.        parties to the proceedings:

Plaintiff:           Federal Authority (Brazil's Federal Revenue).

Defendant:     Banco Mercantil de São Paulo S.A.

e.        sums, goods or rights involved: R$ 251,163,741.26

f.         principal facts: Liability for the amount involved has been suspended due to a ruling made during the judicial proceedings, on appeal by the Federal Authority (National Treasury), to be adjudicated by the Federal Court, 3rd Region, 3rd Bench and also the company objection submitted in the administrative proceedings to be adjudicated by Brazil’s Federal Revenue Adjudication Office.

g.         chance of losing: Remote

h.        analysis of impact if the case is lost: If the judicial and administrative cases are lost, the amount involved will have to be paid, thus affecting income for the fiscal year.

i.          amount provisioned: There is no provision for this contingency, since the prospect of losing is remote.

PAGE 45 /623

4.3 – Non-confidential significant judicial, administrative or arbitration proceedings

Administrative proceedings – Notification establishing tax liability and prevention of limitation in relation to income and social contribution tax on profits taxes (IRPJ and CSLL) for the year 2002, which pursuant to Normative Instruction 213/2002 would be applicable to equity-equivalence earnings on investments in foreign subsidiaries or affiliates (revenues from currency exchange-rate gains on foreign investments).

a.         court: Administrative

b.        instance: Concluded on the administrative level. Awaiting final decision of the judicial process.

c.         date brought: 10/21/2003

d.        parties to the proceedings:

Plaintiff:           Federal Authority (Brazil's Federal Revenue).

Defendant:     Banco BCN S.A.

e.        sums, goods or rights involved: R$ 110,651,705.67

f.         principal facts: Liability for the amount involved has been suspended due to a ruling made during the judicial proceedings, on appeal by the Federal Authority (National Treasury), to be tried by the Federal Court 3rd Region, 3rd Bench.

g.         chance of losing: Remote

h.        analysis of impact if the case is lost: In the event of the case (judicial proceedings) being lost, the amounts provisioned will have to be paid, which will affect income for the fiscal year.

i.          amount provisioned: There is no provision for this contingency, since the prospect of losing is remote.

PAGE 46 /623

4.3 – Non-confidential significant judicial, administrative or arbitration proceedings

Administrative proceedings – Notification establishing tax liability and prevention of limitation in relation to income and social contribution tax on profits taxes (IRPJ and CSLL) for the year 2002, which pursuant to Normative Instruction 213/2002 would be applicable to equity-equivalence earnings on investments in foreign subsidiaries or affiliates (revenues from currency exchange-rate gains on foreign investments).

a.         court: Administrative

b.        instance: Concluded on the administrative level. Awaiting final decision of the judicial process.

c.         date brought: 08/22/2005

d.        parties to the proceedings:

Plaintiff:           Federal Authority (Brazil's Federal Revenue).

Defendant:     Banco Boavista Interatlântico S.A.

e.        sums, goods or rights involved: R$ 75,323,659.39

f.         principal facts: Liability for the amount involved has been suspended due to a ruling made during the judicial proceedings, on appeal by the Federal Authority (National Treasury), to be tried by the Federal Court 3rd Region, 3rd Bench.

g.         chance of losing: Remote

h.        analysis of impact if the case is lost: In the event of the case (judicial proceedings) being lost, the amounts provisioned will have to be paid, which will affect income for the fiscal year.

i.          amount provisioned: There is no provision for this contingency, since the prospect of losing is remote.

PAGE 47 /623

4.3 – Non-confidential significant judicial, administrative or arbitration proceedings

Administrative proceedings – Assessment for allegedly unduly deducting losses for non-receipt of overdue loans from the calculation base for taxes – income tax and social contribution tax on profits (IRPJ and CSSL) – for base year 2003, as per articles 9 and 10 of Law No. 9,430/96.

a.         court : Administrative

b.        instance: Second Instance – Administrative Tax Appeals Board (local acronym CARF).

c.         date brought: 12/10/2008

d.        parties to the proceedings:

Plaintiff:           Federal Authority (Brazil's Federal Revenue).

Defendant:     Bradesco Vida e Previdência.

e.        sums, goods or rights involved: R$ 117,118,223.26

f.         principal facts: With the objection and subsequent appeal to the Administrative Tax Appeals Board (local acronym CARF), liability for the amount involved has been suspended.

g.         chance of losing: Possible

h.        analysis of impact if the case is lost: If the case is lost on the administrative level, it will go to court, where the prospect of losing is also possible given the factual and legal merits involved.

In the event of the case being lost in any future legal proceedings, the amount involved will have to be paid, thus affecting income for the fiscal year.

i.          amount provisioned: There is no provision for the contingency, since the prospect of losing the case is possible.

PAGE 48 /623

4.3 – Non-confidential significant judicial, administrative or arbitration proceedings

Administrative proceedings – Notification of tax liability for social security contribution (INSS), which would be payable on amounts paid to employees in September 2002, as a one-time payment stipulated in the corresponding collective bargaining agreement.

a.         court: Administrative

b.        instance: Second Instance – Tax Appeal Administrative Council (local acronym CARF).

c.         date brought: 12/17/2004

d.        parties to the proceedings:

Plaintiff:           Federal Authority (Brazil's Federal Revenue).

Defendant:     Banco Bradesco S.A.

e.        sums, goods or rights involved: R$ 50,934,939.36

f.         principal facts: Liability for the amount involved has been suspended due to a ruling made during the judicial proceedings, on appeal by the Federal Authority (National Treasury), to be tried by the Federal Court 3rd Region, 1st Bench, and the company's appeal submitted in the administrative proceedings to the Administrative Tax Appeal Board  (CARF).

g.         chance of losing: Remote

h.        analysis of impact if the case is lost: If the judicial and administrative cases are lost, the amount involved will have to be paid, thus affecting income for the fiscal year.

i.          amount provisioned: There is no provision for this contingency, since the prospect of losing is remote.

PAGE 49 /623

4.3 – Non-confidential significant judicial, administrative or arbitration proceedings

Administrative proceedings – Notification of tax liability for social security contribution (INSS), which would be payable on amounts paid to employees in October 2003 as a one-time payment stipulated in the corresponding collective bargaining agreement.

a.         court: Administrative

b.        instance: Second instance – Administrative Tax Appeals Board (local acronym CARF).

c.         date brought: 12/17/2004

d.        parties to the proceedings:

Plaintiff:           Federal Authority (Brazil's Federal Revenue).

Defendant:     Banco Bradesco S.A.

e.        sums, goods or rights involved: R$ 67,207,910.81

f.         principal facts: Liability for the amount involved has been suspended due to deposit in court of the full amount involved made when the initial preliminary order was overthrown on appeal by the company, to be tried by the Federal Court 3rd Region, 1st Bench, and the company's appeal submitted in the administrative proceedings to the Administrative Tax Appeals Board (CARF).

g.         chance of losing: Remote

h.        analysis of impact in the event of the case being lost: If the judicial and administrative cases are lost, the amount involved will have to be paid by the deposit in court becoming federal revenue thus affecting income for the fiscal year.

i.          amount provisioned: There is no provision for this contingency, since the prospect of losing is remote.

PAGE 50 /623

4.3 – Non-confidential significant judicial, administrative or arbitration proceedings

Administrative proceedings – Assessment for allegedly unduly excluding or offsetting amounts from the calculation base for taxes – income tax and social contribution (IRPJ and CSSL) – for 2001, 2002, and 2003.

a.         court: Administrative

b.        instance: First Instance – Federal Revenue Adjudication Office (DRJ).

c.         date brought: 06/27/2006

d.        parties to the proceedings:

Plaintiff:           Federal Authority (Brazil's Federal Revenue).

Defendant:     Banco BEC S.A.

e.        sums, goods or rights involved: R$ 53,043,874.18

f.         principal facts: With the objection awaiting decision by the Federal Revenue Adjudication Office (DRJ), liability for the amount involved is suspended.

g.         chance of losing: Remote

h.        analysis of impact if the case is lost: If the case is lost on the administrative level, it will go to court, where the prospect of losing is also remote on the factual and legal merits involved.

In the unlikely event of a loss in any future legal proceedings, the amount involved will have to be paid, which would affect income for the fiscal year.

i.          amount provisioned: There is no provision for this contingency, since the prospect of losing is remote.

PAGE 51 /623

4.3 – Non-confidential significant judicial, administrative or arbitration proceedings

Administrative proceeding – Notification by e-mail of inconsistencies in filling out ancillary obligations filings (DCTFs) for the 1st and 3rd quarters of 1997.

a.         court: Administrative

b.        instance: First Instance – Federal Revenue Adjudication Office (DRJ).

c.         date brought: 02/21/2002

d.        parties to the proceedings:

Plaintiff:           Federal Authority (Brazil's Federal Revenue).

Defendant:     Banco Bradesco S.A.

e.        sums, goods or rights involved: R$ 68,122,327.20

f.         principal facts: With the objection awaiting decision by the Federal Revenue Adjudication Office (DRJ), liability for the amount involved is suspended.

g.         chance of losing: Remote

h.        analysis of impact if the case is lost: If the case is lost on the administrative level, it will go to court, where the prospect of losing is also remote on the factual and legal merits involved.

In the unlikely event of a loss in any future legal proceedings, the amount involved will have to be paid, which would affect income for the fiscal year.

i.          amount provisioned: There is no provision for this contingency, since the prospect of losing is remote.

PAGE 52 /623

4.3 – Non-confidential significant judicial, administrative or arbitration proceedings

Administrative proceedings – Notification for allegedly unduly deducting losses on overdue loans from the calculation base for income tax and social contribution on profits (IRJP and CSSL) in March and June 2005, as per articles 9 and 10 of Law No. 9,430/96.

a.         court: Administrative

b.        instance: First Instance – Federal Revenue Adjudication Office (DRJ).

c.         date brought: 12/18/2009

d.        parties to the proceedings:

Plaintiff:           Federal Authority (Brazil's Federal Revenue).

Defendant:     Cia Secutirizadora de Créditos Financeiros Rubi.

e.        sums, goods or rights involved: R$ 98,037,409.38

f.         principal facts: With the objection awaiting a decision from the Federal Revenue Adjudication Office (DRJ), liability for the amount involved is suspended.

g.         chance of losing: Possible

h.        analysis of impact if the case is lost: If the case is lost on the administrative level, it will go to court, where the prospect of losing is also possible given the factual and legal merits involved.

In the event of the case being lost in any future legal proceedings, the amount involved will have to be paid, thus affecting income for the fiscal year.

i.          amount provisioned: There is no provision for the contingency, since the prospect of losing the case is possible.

PAGE 53 /623

4.4 – Non-confidential judicial, administrative or arbitration proceedings in which the other parties are officers, former officers, controlling shareholders, former controlling shareholders, or investors

We are not involved in any case covered by the conditions mentioned in item 4.4.

PAGE 54 /623

4.5 – Significant confidential cases

We are not involved in any case covered by the conditions mentioned in item 4.5.

PAGE 55 /623

4.6 – Repeated or related significant non-confidential judicial, administrative or arbitration proceedings, as a whole

a.   amounts involved: R$ 1,121,593,864.47

b.  amount provisioned, if applicable: R$ 1,121,593,864.47

c.   practice of the issuer or its subsidiary that gave rise to this contingency: Like all the other financial institutions, the issuer complied with legislative programs designed to control inflation in 1987, 1989 and 1999, which were known as the "Bresser Plan", "Summer Plan" and "Collor Plan" respectively. These "plans" modified indices used for inflation adjustment of amounts in savings accounts. Now, some 20 years later, account holders alleging losses due to these alterations are asking the courts to order financial institutions to use the previous indices.

Individually none of these cases involve significant amounts.

PAGE 56 /623

4.7 – Other material contingencies

There are no significant contingencies other than those covered in previous items.

PAGE 57 /623

4.8 – Rules of the country of origin or country in which securities are custodied

Bradesco is not categorized as a foreign issuer.

PAGE 58 /623

5.1 – Description of principal market risks

Bradesco is exposed to market risks inherent to its business, such as currency risk and interest rate risk, since its role as financial intermediary involves borrowing and lending / financing using various types of indexers.

As good governance practice for its risk management, Bradesco has an ongoing process for managing its positions, which includes control of all positions exposed to market risk using measures consistent with best practices internationally and the New Capital Accord – Basel II. A unit working separately from the business units is tasked with monitoring and controlling market risk tolerance limits.

The proposed exposure limits are validated by specific business committees and submitted for approval by the Integrated Risk Management and Capital Allocation Committee, observing the limits set by the board of directors, depending on the objectives of positions, which are divided into the following portfolios:

Trading: consists of all transactions with financial instruments and commodities, including derivatives, held with the intention of trading or to hedge other trading portfolio assets, and not subject to restrictions on their tradability. Those held with the intention of trading are those held for reselling, obtaining benefits from actual or expected price movements, or arbitrage between markets;

Banking: transactions not classified in the Trading Portfolio. Consists of structural transactions derived from the Organization's different lines of business and any hedging transactions.

For further details, see the market-risk section and the note on sensitivity analysis relating to CVM Instruction No. 475/08 in our quarterly financial reports to the market at the following URL address:

http://www.bradescori.com.br/site/conteudo/informacoes-financeiras/relatorios-trimestrais.aspx?secaoId=810

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5.2 – Description of market risk management policy

a.         risks for which hedging is sought

All Bradesco exposures to market risk are admitted up to the limits established by the board of directors, which are reviewed at least annually. Therefore, the structure of the bank's risk management enables it to detect, manage and mitigate all risks involving the bank's activities.

b.        asset protection strategy (hedging)

Bradesco's Treasury has a hedging policy determining that its hedging transactions must cancel out or mitigate risks of mismatch in quantities, terms, currencies and indexes, and be within the limits of risk exposure approved by the board of directors.

c.         instruments used for asset protection (hedging)

Given the characteristics of its business and its international operations, Bradesco uses a number of financial instruments for hedging, including trading in securities issued by governments or private companies, as well as exchange-traded or OTC derivatives.

d.        market risk management policy

Bradesco's market risk management policy is approved by its board of directors and has as its basic guidelines:

i.       ensuring the existence of formal procedures for the Organization's market risk management and liquidity carried out by an independent unit;

ii.      ensuring at least annual reviews of market and liquidity risk management, policy and guidelines, submitting them for approval by the board of directors, and promoting their dissemination;

iii.     ensuring the existence of separate and clearly defined roles, allocation of responsibilities, establishment of tolerance limits for market and liquidity risks and delegation of powers to support effective management of the latter;

iv.     establishing and disseminating the definition of market and liquidity risk for and to all stakeholders, along with criteria and procedures adopted for detecting, measuring, controlling, monitoring and mitigating risk and expeditiously reporting the latter to the appropriate levels of the organization;

v.      ensuring prior detection and appropriate assessment of exposure to market and liquidity risks inherent to new business and products;

vi.     ensuring the existence of strategy and action plans for liquidity crisis situations;

vii.    ensuring separation across transactions that will be part of trading and non-trading portfolios as well as adherence to rating criteria; and

viii.   ensuring effective and independent internal and outside auditing for market and liquidity risk management procedures.

Additionally, there are other policies supporting Market Risk Management Policy, such as those for: hedging, rating and re-rating trades in the Trading and Banking portfolios.

e.        whether issuer trades in financial instruments for purposes other than asset protection (hedging) and what these purposes are

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5.2 – Description of market risk management policy

As part of its proposal as a financial institution, Bradesco meets customer demand for swaps, term and other transactions, as well as proprietary treasury trades within the limits of market risk exposure set by the board of directors.

f.         organizational structure for controlling risk management

Macro-process for market risk management

g.         adequacy of operational structure and internal controls for verifying the effectiveness of policy adopted

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5.2 – Description of market risk management policy

Bradesco has its specific Internal Controls and Compliance Department (locally DCIC) which is segregated from those running trading business and corporate risk management, and runs a unit focusing on internal controls and compliance. This department also has a unit tasked with independently validating models and gauging the adherence and adequacy of models used for risk management. Additionally, all the Organization's departments and companies have persons responsible for introducing, appraising and deploying controls, and applicable adherence tests.

There is also the General Inspection Department, which is responsible for the Organization's internal auditing.

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5.3 – Significant alterations in principal market risks

Bradesco reports quarterly risks to the market through the URL:

http://www.bradescori.com.br/site/conteudo/informacoes-financeiras/relatorios-trimestrais.aspx?secaoId=810

As Bradesco publications illustrate, the bank's risk levels have historically been related to the yield curve, in both nominal and real terms.

In relation to risk management policy, an annual review is conducted and submitted for approval by the board of directors, and there were no alterations last year.

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5.4 – Other material information

Bradesco forwards daily reports to the Central Bank showing the market risk of its trading portfolio, with its exposures to foreign currency and commodities. In this case, the reported risk is calculated based on the standard model established by the Central Bank and is used to measure the regulatory capital the Organization must hold to support risks involved in its activities. Therefore, like the other financial institutions, the Bradesco Organization operates in accordance with Central Bank rules and its risks are subject to the Basel index, which determines an institution's maximum leverage depending on its reference equity.

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6.1/6.2/6.4 – Incorporation of issuer, duration and date of registration with the Brazilian Securities and Exchange Commission CVM

Issuer's incorporation date	01/05/1943
Issuer 's corporate format	Privately held business corporation, incorporated as a commercial bank.
Country of incorporation	Brazil
Duration	Indefinite
CVM registration date	07/20/1977

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6.3 – Brief history

Banco Bradesco S.A. was founded in 1943 as a commercial bank under the name of Banco Brasileiro de Descontos S.A. In 1948, we embarked on a period of intensive growth to become the largest private-sector commercial bank in Brazil by the late 1960s. We expanded our activities all over Brazil in the 1970s, and gained new urban and rural markets.

On 12.29.1988, as authorized by the Central Bank of Brazil, the Company was reorganized as a multiple bank with the incorporation of Bradesco S.A. Crédito Imobiliário, in order to operate commercial and real estate portfolios, and the business name was altered to Bradesco S.A. – Banco Comercial e de Crédito Imobiliário and on 01.13.1989, it was again changed to Banco Bradesco S.A., as the current name of Banco Brasileiro de Descontos S.A.

On 09.25.1989, the company known as Financiadora Bradesco S.A. Crédito, Financiamento e Investimentos altered its business name and its business purpose, which led to the Central Bank of Brazil canceling its authorization to operate as a financial institution, and its Credit, Financing and Investment Portfolio was then constituted.

On 11.04.1992, Banco Bradesco de Investimento S.A. (BBI) was taken over by Bradesco, and the investment portfolio constituted.

We are one of Brazil's largest private-sector banks in terms of total assets. We offer a wide range of banking and financial products and services in Brazil and abroad for individuals, and small and medium businesses in Brazil, major corporate customers, and local and international institutions. Our network of branches and services is more extensive than any other private sector bank in Brazil and serves the entire country, which enables us to cover a diversified customer base. Our products and services include banking transactions such as: making loans and accepting deposits, issuing credit cards, managing groups of consumers buying durables by installment (known locally as "consortiums"), insurance, certificated savings plans with prize draws, leasing, collection and payment processing, private pension plans, asset management, and broker and dealer services for financial securities.

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6.5 – Principal corporate events occurring in issuer, subsidiaries or affiliated companies

2007

a.   event:

Acquisition of controlling interest in Banco BMC S.A. by Bradesco

b.  principal conditions of the deal:

date of commitment to acquisition by merging shares: 01.23.2007 date of payment (stocks merged): 08.24.2007

price: R$ 789.6 million

form of payment: allocation of Bradesco shares to BMC's shareholders.

pending approval by regulators: none

effects of the decision on the transaction: achieve better levels of competitiveness and productivity by absorbing expertise in a segment of great attractiveness for the banking business.

c.   companies involved

Banco Bradesco S.A. and Banco BMC S.A.

d.  effects arising from the transaction for share ownership structure, especially for the holding of the controlling block, of shareholders with more than 5% of share capital and the issuer's management.

There were no material effects on Bradesco's share ownership structure, as shown in item “e” below.

e.  corporate structure before and after the transaction

There was no material alteration, as follows:

Absorption of Banco BMC S.A. shares for it to become a wholly owned subsidiary of Banco Bradesco

Shareholders	Before			After
	% ON	% PN	% Total	% ON	% PN	% Total
Cidade de Deus Cia. Cial. Participações	48.46%	0.22%	24.33%	48.01%	0.21%	24.10%
Fundação Bradesco	16.37%	2.46%	9.41%	16.22%	2.44%	9.33%
Total Controlling Shareholders	64.83%	2.68%	33.74%	64.23%	2.66%	33.43%

Banco Bilbao Vizcaya Argentaria S.A.	5.06%	0.03%	2.54%	5.01%	0.03%	2.52%

Grupo BES	5.94%	0.01%	2.97%	5.88%	0.01%	2.94%

Other	24.17%	97.28%	60.75%	24.88%	97.30%	61.11%

Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

PAGE 67 /623

6.5 – Principal corporate events occurring in issuer, subsidiaries or affiliated companies

a.   event

Sale / transfer of 676,009 Serasa S.A. shares to Experian Brasil Aquisições Ltda.

b.  principal conditions of the deal

date: 06.25.2007

price: R$ 625.8 million

payment: 06.29.2007

pending approval by regulators: none

effects of the decision on the transaction: the participation of Experian (global leader in analytical and data services) in Serasa will lead to evolution in the credit information market in Brazil and pose competitive advantages for Serasa, which adds value to Bradesco's remaining interest in the latter, of approximately 8.26%.

c.   companies involved

Organização Bradesco, Serasa S.A. and Experian Brasil Aquisições Ltda.

d.  effects arising from the transaction for share ownership structure, especially for the holding of the controlling block, of shareholders with more than 5% of share capital and the issuer's management

There was no effect on Bradesco's share ownership structure.

e.  corporate structure before and after the transaction

Not applicable.

a.   event

Sale / transfer of Interest held in Bovespa Holding S.A.

b.  principal conditions of the deal

date: 10.26.2007

price: R$ 311 million

pending approval by regulators: none

effects of the decision on the transaction: the transaction was carried out in the ambit of the Initial Public Offering (IPO) of Bovespa Holding S.A. (Bovespa).

c.   companies involved

Organização Bradesco and Bovespa Holding S.A.

d.  effects arising from the transaction for share ownership structure, especially for the holding of the controlling block, of shareholders with more than 5% of share capital and the issuer's management

There was no effect on Bradesco's share ownership structure.

e.  corporate structure before and after the transaction

Not applicable.

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6.5 – Principal corporate events occurring in issuer, subsidiaries or affiliated companies

a.   event

Sale / transfer of Interest Held in Bolsa de Mercadorias & Futuros – BM&F S.A.

b.  principal conditions of the deal

date: 11.30.2007

amount: R$ 247 million

pending approval by regulators: none

effects of the decision on the transaction: the transaction was carried out in the ambit of the Initial Public Offering (IPO) of BM&F.

c.   companies involved

Organização Bradesco and Bolsa de Mercadorias & Futuros – BM&F S.A.

d.  effects arising from the transaction for share ownership structure, especially for the holding of the controlling block, of shareholders with more than 5% of share capital and the issuer's management

There was no effect on Bradesco's share ownership structure.

e.  corporate structure before and after the transaction

Not applicable.

2008

a.   event

Acquisition of Corporate Control of Mediservice – Administradora de Planos de Saúde Ltda.

b.  principal conditions of the deal

date: 01.21.2008

price: R$ 84.9 million

payment: on 02.22.2008

pending approval by regulators: none

effects of the decision on the transaction: important strategic step for Organização Bradesco, enabling the Bradesco insurance and pensions business (Grupo Bradesco de Seguros e Previdência) to expand its customer base in a highly competitive segment and supplement its market positioning in the market of healthcare plans for groups of employees.

c.   companies involved

Organização Bradesco (via Bradesco Seguros), Marsh Corretora de Seguros Ltda. (controller of Mediservice) and Mediservice.

d.  effects arising from the transaction for share ownership structure, especially for the holding of the controlling block, of shareholders with more than 5% of share capital and the issuer's management

There was no effect on Bradesco's share ownership structure.

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6.5 – Principal corporate events occurring in issuer, subsidiaries or affiliated companies

e.  corporate structure before and after the transaction

Not applicable.

a.   event

Acquisition, by the controllers of Bradesco, of the interest of Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) in Bradesco and sale / transfer by controllers, on the same date, of part of the shares thus acquired to Banco Espírito Santo, S.A. (BES)

b.  principal conditions of the deal

date of acquisition of lot held by BBVA: 04.11.2008

acquisition price: R$ 2 billion

date of partial sale / transfer of the lot acquired: 04.11.2010 price of transfer / sale of partial lot: R$ 685 million

pending approval by regulators: none

details of the transaction: (i) exercise by the controllers of Bradesco (Cidade de Deus – Companhia Comercial de Participações and Fundação Bradesco), of the obligation to purchase Bradesco nominative common shares held by BBVA corresponding to 5.01% of Bradesco's common share capital; (ii) on the same date (04.11.2008) Bradesco's controlling shareholders sold part of the shares acquired from BBVA to Banco Espírito Santo, S.A., equivalent to 1.5% of Bradesco's voting capital, for the amount of R$ 685.8 million. The acquisition decision arose from BBVA exercising its put option in relation to Cidade de Deus and Fundação Bradesco. The sale / transfer of part of the shares acquired to BES arose from BES's objective of augmenting its holding in Bradesco's capital. This led to the termination of the Bradesco Shareholders' Agreement signed on 06.09.2003 between Cidade de Deus, Fundação Bradesco and BBVA.

c.   companies involved

Cidade de Deus and Fundação Bradesco (indirectly – NCF Participações S.A.), BBVA and BES.

d.  effects arising from the transaction for share ownership structure, especially for the holding of the controlling block of shareholders with more than 5% of share capital and the issuer's management

On this occasion, the joint interest of controllers Cidade de Deus and Fundação Bradesco (including through NCF) in Bradesco's common share capital increased from 64.66% to 68.17%. The portion of common stock held by BES increased from 5.64% to 7.14%.

e.  corporate structure before and after the transaction

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6.5 – Principal corporate events occurring in issuer, subsidiaries or affiliated companies

Banco Bilbao Vizcaya – sells its interest to NCF and the latter sells approximately 1.5% to BES

Shareholders	Before			After
	% ON	% PN	% Total	% ON	% PN	% Total
Cidade de Deus Cia. Cial. Participações	48.22%	0.02%	24.12%	48.22%	0.02%	24.12%
Fundação Bradesco	16.42%	1.56%	8.99%	16.42%	1.56%	8.99%
NCF Participações S.A.	0.03%	0.06%	0.05%	3.54%	0.06%	1.80%
Total Controlling Shareholders	64.66%	1.64%	33.15%	68.17%	1.64%	34.91%

Banco Bilbao Vizcaya Argentaria S.A.	5.01%	0.00%	2.50%	0.00%	0.00%	0.00%

Grupo BES	5.64%	0.01%	2.83%	7.14%	0.01%	3.58%

Other	24.68%	98.35%	61.51%	24.68%	98.35%	61.51%

Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

a.   event

Acquisition of Corporate Control of Ágora Holdings, holder of the controlling block of Ágora Corretora de Títulos e Valores Mobiliários S.A.

b.  principal conditions of the deal

date of commitment to acquisition by merging shares: 03.06.2008 date of payment (takeover of stock): 09.17.2008

price: R$ 907 million

form of payment: attribution of Banco Bradesco BBI S.A. shares to Ágora Holdings shareholders, representing at the time approximately 8% of BBI's share capital.

pending approval by regulators: none

effects of the decision on the transaction: enable Bradesco to take over leadership of a segment characterized by high growth rates.

c.   companies involved

Organização Bradesco, Ágora Holdings S.A. and Ágora Corretora de Títulos e Valores Mobiliários S.A.

d.  effects arising from the transaction for share ownership structure, especially for the holding of the controlling block of shareholders with more than 5% of share capital and the issuer's management

There was no effect on Bradesco's share ownership structure. As a result of this transaction, former Ágora shareholders became owners of 7.78% of Banco BBI's common and total share capital. Currently, these shareholders hold less than 2% of BBI's capital, and Bradesco, the controlling shareholder, holds 98.35% of BBI's capital.

e.  corporate structure before and after the transaction

Not applicable.

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6.5 – Principal corporate events occurring in issuer, subsidiaries or affiliated companies

a.   event

Sale / transfer of Equity Interest – Visa Inc. (USA)

b.  principal conditions of the deal

date: 03.19.2008

amount: R$ 352 million

details of the transaction: partial sale of Bradesco's interest in the share capital of Visa Inc., through an Initial Public Offering (IPO) in the United States of America

pending approval by regulators: none

c.   companies involved

Organização Bradesco and Visa Inc.

d.  effects arising from the transaction for share ownership structure, especially for the holding of the controlling block of shareholders with more than 5% of share capital and the issuer's management

There was no effect on Bradesco's share ownership structure.

e.  corporate structure before and after the transaction

Not applicable.

a.   event

Operational Alliance between Bradesco and Tokyo-Mitsubishi UFJ

b.  principal conditions of the deal

date: 08.18.2008

details of the transaction: Bram – Bradesco Asset Management S.A. DTVM (BRAM) and Mitsubishi UFJ Asset Management Co. Ltd. (MUAM) signed a cooperation agreement for investment fund management and distribution.

pending approval by regulators: none

effects of the decision on the transaction: enable Japanese investors to access Brazilian assets through the distribution network of Mitsubishi UFJ Financial Group.

c.   companies involved

Organização Bradesco and The Bank of Tokyo-Mitsubishi UFJ

d.  effects arising from the transaction for share ownership structure, especially for the holding of the controlling block of shareholders with more than 5% of share capital and the issuer's management

There was no effect on Bradesco's share ownership structure.

e.  corporate structure before and after the transaction

Not applicable.

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6.5 – Principal corporate events occurring in issuer, subsidiaries or affiliated companies

2009

a.   event

Acquisition of Banco ibi and partnership with C&A

b.  principal conditions of the deal

date of commitment to acquisition by merging shares: 06.04.2009 date of payment (takeover of stock): 10.29.2009

price: R$ 1.4 billion

form of payment: delivery to Banco ibi S.A. shareholders of Bradesco shares.

details of the transaction: part of the deal was the Partnership Agreement with C&A. Modas Ltda., for a period of twenty years to jointly market financial products and services exclusively through C&A's chain of retail outlets.

pending approval by regulators: none

effects of the decision on the transaction: enable Bradesco to expand and strengthen its transactions involving financial products and services, especially credit cards, building up customer relationships in a segment characterized by very high growth rates.

c.   companies involved

Organização Bradesco, Banco ibi S.A. – Banco Múltiplo and C&A Modas Ltda.

d.  effects arising from the transaction for share ownership structure, especially for the holding of the controlling block of shareholders with more than 5% of share capital and the issuer's management

There were no material effects on Bradesco's share ownership structure, as shown in item “e” below.

e.  corporate structure before and after the transaction

Absorption of ibi Participações shares for conversion to wholly owned subsidiary of Banco Bradesco

Shareholders	Before			After
	% ON	% PN	% Total	% ON	% PN	% Total
Cidade de Deus Cia. Cial. Participações	49.09%	0.02%	24.56%	48.37%	0.02%	24.20%
Fundação Bradesco	17.29%	1.01%	9.15%	17.04%	0.99%	9.02%
NCF Participações S.A.	1.92%	0.00%	0.96%	1.89%	0.00%	0.95%
Total Controlling Shareholders	68.31%	1.03%	34.66%	67.30%	1.02%	34.16%

Grupo BES	7.10%	0.00%	3.55%	7.00%	0.00%	3.50%

Other	24.59%	98.96%	61.78%	25.70%	98.98%	62.34%

Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

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6.5 – Principal corporate events occurring in issuer, subsidiaries or affiliated companies

a.   event

Partial sale of the Organização Bradesco holding in the share capital of Companhia Brasileira de Meios de Pagamento (VisaNet Brasil)

b.  principal conditions of the deal

date of initial offer: 07.03.2009

total value (including sale of supplementary lot): R$ 2.4 billion details of the transaction: sale of shares as part of the Public Offering of Common Shares issued by VisaNet Brazil.

pending approval by regulators: none

c.   companies involved

Organização Bradesco and VisaNet Brasil

d.  effects arising from the transaction for share ownership structure, especially for the holding of the controlling block of shareholders with more than 5% of share capital and the issuer's management

There was no effect on Bradesco's share ownership structure.

e.  corporate structure before and after the transaction

Not applicable.

a.   event

Association between Bradesco Dental and OdontoPrev S.A.

b.  principal conditions of the deal

date of association: 10.18.2009

agreement reached: Organização Bradesco (Bradesco Saúde) gained shares representing 43.50% of OdontoPrev's total capital and OdontoPrev shareholders acquired the remaining 56.50% of OdontoPrev's total capital.

pending approval by regulators: none

effects of the decision on the transaction: integration of activities developed by OdontoPrev and Bradesco Dental in the dental plan business, providing economies of scale and synergy.

c.   companies involved

Organização Bradesco S.A. and OdontoPrev S.A.

d.  effects arising from the transaction for share ownership structure, especially for the holding of the controlling block of shareholders with more than 5% of share capital and the issuer's management

There was no effect on Bradesco's share ownership structure.

e.  corporate structure before and after the transaction

Not applicable.

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6.6 – Information on any filing for bankruptcy based on material value or judicial or extrajudicial recovery

There is not and there has not been any event of this nature related to the Company.

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6.7 – Other material information

There is no further information that we believe to be significant.

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7.1 – Description of the business of the issuer and its subsidiaries

Currently, Bradesco is one of Brazil's largest private-sector (not government-controlled) banks in terms of total assets. Bradesco offers a wide range of banking and financial products and services in Brazil and other countries for individuals, large, medium and small companies, and major national and international corporate entities and institutions. Bradesco has the most extensive network of branches and services in Brazil's private sector, which enables it to cover a diversified customer base. Bradesco products and services comprise banking transactions, such as: making loans and accepting deposits, issuing credit cards, managing groups for buying consumer durables by installment (consortiums), insurance, leasing, collection and payment processing, private pension plans, asset management, and broker and dealer services for financial securities.

According to information published by the Superintendence of Private Insurance (SUSEP) and the National Agency for Supplementary Health (ANS), Grupo Bradesco de Seguros e Previdência is the largest group of companies in insurance, private pensions and certificated savings plans, in terms of insurance premiums, private pension contributions and revenues from saving bonds on a consolidated basis. Certificated savings plans combine savings bonds with periodic draws for cash prizes. According to the annual publication of Fundacion Mapfre in Spain, Grupo Bradesco de Seguros e Previdência was the largest insurance and pension funds group in Latin America in 2008.

In 2009, some of the Bank's subsidiaries were rated among the largest companies in Brazil in their respective markets, according to information provided by the entities listed in parentheses below, including:

•      Bradesco Seguros S.A., insurance subsidiary (“Bradesco Seguros”), together with its subsidiaries, is leader in terms of insurance premiums, shareholders’ equity and technical reserves (“SUSEP” / “ANS”):

– Bradesco Vida e Previdência S.A. ("Bradesco Vida e Previdência"), a subsidiary of Bradesco Seguros, is the largest company in the market in terms of contributions to pension plans, premiums for life and personal accident insurance, investment portfolio and technical provisions ("SUSEP");

– Bradesco Capitalização S.A. (“Bradesco Capitalização”), a subsidiary of Bradesco Seguros, which offers certificated savings plans. In terms of revenue from sales of certificated savings plans, Bradesco Capitalização is the leader among private companies in this sector ("SUSEP");

– Bradesco Auto / RE Companhia de Seguros S.A. ("Bradesco Auto / RE"), a subsidiary of Bradesco Seguros, is one of the largest companies in its segment, offering auto insurance, non-life and civil liability products ("SUSEP");

– Bradesco Saúde S.A. (“Bradesco Saúde”), a subsidiary of Bradesco Seguros, which offers health insurance, including coverage for medical and hospital expenses. Bradesco Saúde has referenced one of the largest referral networks among providers of medical and hospital services, and holds market leadership in the health insurance market ("ANS");

•      Bradesco Leasing S.A. Arrendamento Mercantil ("Bradesco Leasing"), is among the leaders in terms of present value of the leasing portfolio (Brazilian Association of Leasing Companies, or ABEL);

•      Bradesco Administradora de Consórcios Ltda. (“Bradesco Consórcios”), a market leader with more than 395,000 active payment-by-installment transactions (“Banco Central”); and

•      Banco Bradesco Financiamentos (“Bradesco Financiamentos”), (ex-Banco Finasa BMC), a leader in consumer finance for purchase of vehicles (“Banco Central”).

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7.1 – Description of the business of the issuer and its subsidiaries

Bradesco is also among the leading private financial institutions in asset management and others and underwriting debt securities, according to information provided by the Brazilian Association of Financial and Capital Market Entities ("ANBIMA).

Although Bradesco's customer base includes individuals from all income levels, as well as large, medium and small companies, its strategic focus has traditionally been low to middle income citizens in Brazil. This segment still has great potential for development and provides better margins than other segments, such as: loans to corporates and securities trading, with stiffer price competition.

Recent acquisitions

In June 2010, Bradesco concluded its acquisition of the entire share capital of the controlling group Ibi Services S. de R.L. México (“Ibi México”) and RFS Human Management S. de R.L., a company controlled by Ibi Mexico. In December 2009, Ibi Mexico had a loan portfolio equivalent to R$ 205 million and more than 1.3 million active credit cards. The deal also covers a partnership agreement with C&A México S. de R.L. (C&A Mexico) for a period of 20 years to jointly market financial products and services exclusively, through C&A Mexico's chain of stores.

In October 2009, it was reported that the Boards of Directors of OdontoPrev and Bradesco, the latter in its capacity as indirect controller of Bradesco Dental, approved the conclusion of the Agreement for Association and Other Covenants, which sets forth the rules for integrating Bradesco Dental and OdontoPrev in the dental plan business. Under the integration plans, Bradesco Dental becomes a wholly owned subsidiary of OdontoPrev and Bradesco Saúde, direct controller of Bradesco Dental, gets OdontoPrev shares representing 43.50% of its total capital. Bradesco Saúde and OdontoPrev's principal shareholder, Mr. Randal Luiz Zanetti, will together hold 51.06% of the company's capital.

In June 2009, Bradesco entered into an agreement for the acquisition of Ibi Participações S.A., Banco Ibi and its subsidiaries with a total value of R$ 1.5 billion paid to the former controlling block in return for Bradesco shares representing approximately 1.6% of its share capital. Banco Ibi is among the largest issuers of credit cards in Brazil, in both the private-label and flag-card segments, and its acquisition will significantly strengthen Bradesco's position in both markets. The transaction includes a Partnership Agreement with C&A Modas Ltda., a leading fashion and apparel company, through which Bradesco will offer financial products and services at C&A stores for a period of 20 years.

In April 2009, Bradesco announced that it had acquired 20% of the voting capital and total capital of Integritas, the Fleury group holding company, through its insurer group Bradesco Seguros e Previdência. The Fleury Group is one of the most reputable medical and health organizations in Brazil, with an 83-year history of operating medical services such as clinical diagnosis, treatment and exams, and is a reference for complex advanced exams for approximately 1,500 clinical laboratories and hospitals. The total amount involved in the transaction was R$ 342 million.

Banco Postal

Bradesco offers products and services in all Brazilian municipalities through a partnership with the Brazilian Post and Telegraph Company ("Post Office"), through branches working under the “Banco Postal” (Postal Bank) brand.

Through a services agreement signed in September 2001, Bradesco has the exclusive right to offer services in several of its own branches and others franchised by the Post Office, which the Bank calls "postal branches".

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7.1 – Description of the business of the issuer and its subsidiaries

These services started in March 2002 with the inauguration of the first branch of Banco Postal in the state of Minas Gerais. At the end of the month of December 2009, Bradesco had 6,067 branches in 5,183 Brazilian municipalities. The number of transactions averages over 38.9 million monthly, or 1.77 million daily.

Of the 6,067 postal banks that have been opened, some 1,800 were located in localities not previously served by banks, thus directly or indirectly benefiting millions of people who lived outside the financial system.

Banco Postal (postal bank) offers basic services, especially those aimed at segments of the low-income population, including:

•      forwarding proposals for opening accounts;

•      forwarding proposals for loans, financing and credit cards;

•      withdrawals from current and savings accounts and payments of INSS (Social Security) benefits;

•      deposits in current and savings accounts ;

•      consult balances of current or savings accounts, and payments of INSS (Social Security) benefits;

•      receipt of bank collection invoices;

•      processing consumer account payments;

•      processing payments of municipal, state and federal taxes; and

•      licensing for vehicles.

Bradesco Expresso

In addition to the branches of the Banco Postal (postal bank) in post offices, Bradesco has signed partnerships with retail chains such as supermarkets, pharmacies, bakeries, to provide correspondent services under the "Bradesco Expresso" brand name. In their chain stores, these companies accept payments of consumers' bills (water, electricity, telephone, etc.) and bank payment slips as well as withdrawals from current accounts, savings accounts and payments of retirement pensions.

On December 31, 2009, the Bradesco Expresso network totaled 20,200 points of service and averaged over 30.7 million transactions monthly and 1.4 million transactions daily.

In addition to obtaining direct benefits from Bradesco Expresso through remuneration received with Bradesco Expresso units located in their stores, retailers also gain indirect benefits, especially in terms of greater flows of people, which may both boost sales and build customer loyalty.

Business strategy

Bradesco believes that Brazil's financial system was able to adjust to the abrupt slowdown in the global economy that started in the second half of 2008, and the challenges of the financial crisis involving liquidity for major financial institutions. The Bank expects that the Brazilian economy's growth can gradually regain growth due to the significant increase in the purchasing power of certain income-segments of the population, especially low- and middle-income citizens, along with the growth of business investments. This would lead to sustained growth in demand for financial and insurance services in the coming years and in the long term, Brazil's financial system could be strengthened as a result of the current world economic crisis.

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7.1 – Description of the business of the issuer and its subsidiaries

Bradesco's main objective is to focus on the domestic market so that, in its position as one of the largest private banks in Brazil, Bradesco may expand profitability, maximize shareholder value and generate returns higher than other institutions in Brazil's financial sector.

The strategy to reach these goals is focused not only on continuing to build out the customer base, but also to consolidate its role as a "full service bank" in the Brazilian market, so that Bradesco is the "number one bank" for all its customers. Bradesco is increasingly segmenting service through efficient allocation of its human resources and talents to provide customers with products and services that truly meet their needs. Bradesco believes that attention paid to the financial profile of its customers and respect for their individuality lead to higher levels of satisfaction and loyalty in bank-customer relationships. By segmenting financial services, Bradesco has been able to leverage synergies across the institutions it has acquired in recent years.

Among Brazil's private banks, Bradesco has the largest network of distribution channels, and probably the best too. This network consists of branches, banking stations, points of self-service, the postal bank and other third-party channels, whose growth has been particularly significant with the adhesion of large retail chains as correspondents. Bradesco has more than 71,800 physical points of service. The fine, segmented and well-distributed capillarity of Bradesco's customer service network optimizes the logistics of delivering products and services and enables it to compete at full strength in the retail banking sector. Bradesco intends to further expand and refine its service network to offer more and better mass-market products and services to meet the growing demand for credit and insurance in the Brazilian market.

Bradesco is also focusing on expanding all aspects of its wholesale operations, especially corporate and private banking services. In the corporate segment, in which Bradesco believes it is very well positioned, Brazil's economic scenario has significantly boosted the performance of small and medium businesses.

In addition, Bradesco has been making a special effort for its investment bank, Bradesco BBI, since 2006. The Bank went to the market to find highly qualified professionals and plans to fully utilize strong relationships with its corporate clients and high-wealth customers to leverage its investment banking operations.

Bradesco intends to step up its drive to enter the markets in which it has traditionally been less focused, such as its securities brokerage business. With major growth in the Brazilian securities market in recent years and the acquisition of Ágora Corretora, the largest brokers in Brazil, Bradesco has become one of the market leaders in securities brokerage locally.

In the insurance segment, Bradesco believes it has great potential to grow its operations because the insurance industry still accounts for a low proportion of Brazilian Gross Domestic Product. Rising average income in Brazil has incorporated millions of insurance clients and Bradesco wishes to increasingly tap into this growing demand for insurance products.

Bradesco has also organized its business to leverage gains of scale and operational efficiency by segmenting its product offering with the creation of specialized insurers in each branch of insurance (multi-line insurance). This avoids cross-subsidies and ensures full control of the performance of each product line. Bradesco believes it can benefit from its structure to maximize sales of insurance products which essentially have a high contribution margin, creating access to independent brokers.

Bradesco believes that the essence of business success in the financial sector is combining an attractive product for its clients with highly able and dedicated staff whose ongoing training and strict standards of discipline and work ethic are reflected in service levels.

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7.1 – Description of the business of the issuer and its subsidiaries

Finally, the principal element of Bradesco's philosophy is to conduct business in accordance with the highest ethical standards. Therefore, the Bank's strategy is always guided by the best Corporate Governance practices and the belief that Bradesco must be a constructive element in society as well as a source of profit for shareholders.

The key elements of Bradesco's business strategy are:

•      expanding through organic growth;

•      doing business based on the bank-insurance model in order to maintain profitability and consolidate leadership in the insurance industry;

•      building up revenues, profitability and shareholder value by strengthening lending and financing business, as our primary activity, and expanding our range of new products and services;

•      maintaining our commitment to technological innovation;

•      obtaining profitability and shareholder returns by constantly improving our efficiency index;

•      maintaining acceptable risk levels for our operations; and

•      expansion through strategic alliances and selective acquisitions when advantageous.

Expanding through organic growth

Despite the world economic crisis that broke out in the second half of 2008, Bradesco expects Brazil's economy to recover and continue to grow. Brazil's economy has attained sustainable growth and over time has created strategic opportunities for growth in the financial and insurance sectors, primarily higher volumes of business in segments in which Bradesco is particularly well positioned. Bradesco aims to continue leveraging these developments to boost revenues, obtain profitability and maximize shareholder value, as described below:

•      seizing the opportunity to win new customers in Brazil, especially low- and middle-income groups, whose credit and financial needs have yet to be served, and additionally to keep competing hard for a small layer of clients with higher levels of income;

•      expanding the distribution of financial services, showing creativity in developing new mass products, making good use of third-party channels, such as expanding the offer of credit cards and financial products and services and insurance through large retail chains through alliances with retail stores, the Banco Postal (postal bank) and other correspondents;

•      benefiting from the existing distribution channels, including the traditional branch network and other means of access to detect demand for new products and expand our offering of products for which demand is gradually reviving due to monetary stability in Brazil, such as long-term finance, and housing or real estate loans in particular;

•      tap into our customer base to offer a more extensive range of products and services and raise the average number of products used;

•      using the systems supported by our branches so as to assess and monitor use of our products by customers, in order to channel them to the appropriate sales, delivery and marketing platform ; and

•      developing segmented products in accordance with customers' profiles and needs, both actual and potential.

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7.1 – Description of the business of the issuer and its subsidiaries

Bradesco's aim is to have our customers look to us as their "number one bank” to serve their banking, insurance and pension needs. Bradesco believes it is well placed to capitalize on synergy across its banking, insurance, pensions and other financial activities. Bradesco's insurance group reaches nationwide coverage, since in addition to the extensive banking distribution network, which is of great importance to the distribution of insurance and pension plans, distribution services via the Internet and new distribution channels that Bradesco is creatively developing, the Bank also has specific channels for offering these products through pension and insurance brokers and VGBL pension plans. Bradesco's brokers and dealers are continuously assisted and encouraged to improve client service levels.

At the same time, Bradesco plans to raise levels of profitability from its insurance and pension business using profitability metrics instead of volume of premiums underwritten or amounts deposited, as shown below:

–    managing reserves and portfolio;

–    intensively marketing products and services; and

–    maintaining acceptable risk levels in operations through these strategies:

–    prioritizing opportunities to underwrite insurance depending on risk spread between expected revenue from an insurance contract and the statistically projected value of claims thereof;

–    using hedging transactions in order to avoid mismatch between actual inflation rate and provisions for adjustments of interest rates and inflation in long-term contracts; and

–    participating in reinsurance contracts with reputable reinsurers, tapping into the new situation in the Brazilian reinsurance market.

Boosting revenue, profitability and shareholder value by strengthening lending and financing, and expanding new products and services

Bradesco is focused on boosting revenues and the profitability of its banking operations through the following measures:

•      our traditional business of accepting deposits and making loans, and continually improving the quality of our loan portfolio through risk mitigation plans, while enhancing models for pricing delinquency risks, which ensures the best results from originating, monitoring and recovering loans while making adequate provision for expected loan losses;

•      building our customer base, both personal and corporate, offering services to match the profiles and meet the needs of specific customers;

•      intensively developing paid services based on fees, such as invoicing and payment processing;

•      increasing revenues from asset management; and

•      continuously building up our high-wealth customer base, offering a wide range of personalized financial products and services.

Continuing our commitment to technological innovation

Developing effective means of reaching out to customers and processing transactions securely and without interruptions, is the key element of Bradesco's drive to boost its profitability and capitalize on opportunities for coordinated growth.

Bradesco has a history of more than six decades showing its pioneering spirit, always anticipating future challenges with effective strategies and positive impacts for society. In this context, a highlight is the use of technology as one of the cornerstones of the organization's strategy to drive business and sustainability while giving customers easy access to innovative services and insurance.

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7.1 – Description of the business of the issuer and its subsidiaries

Bradesco is among the Brazilian companies that invest most in research and development focused for the banking sector. In order to further strengthen our IT environment, preparing for the coming decades and broadening the public's perception in relation to technological resources used by Bradesco, based on existing best practices and technologies, the Bank is investing in a grandiose strategic program called "IT Improvements", which reaches the 5 macro areas of the IT chain: (Processes, Applications, Operating Environments, Technologies and Infrastructure).

Bradesco believes that technology offers unparalleled opportunities for the Bank to reach its customers effectively in terms of costs. Bradesco maintains its commitment to stay at the forefront of banking automation processes by creating opportunities for the Brazilian public to contact the Bank through the Internet and other means of access, such as:

•      expansion of its mobile phone banking service, "Bradesco Celular”, which enables customers to conduct their banking transactions through compatible mobile phones; and

•      providing Pocket Internet Banking for palmtops and Personal Digital Assistants (“PDAs”), including cell phones that enable customers to check their current and savings accounts, check credit card transactions, make payments, transfer funds, and obtain institutional information.

Obtaining profitability and shareholder returns by constantly improving our efficiency index

Bradesco aims to improve its levels of operational efficiency:

•      maintaining austerity as a guideline for its policy of cost control;

•      continually reviewing internal processes, reducing resources consumed and contributing to corporate policy for sustainability;

•      consolidating synergies enabled by recent acquisitions;

•      continuing to reduce operating costs by investing in technologies that reduce cost per transaction, emphasizing current automated distribution channels, including wireless distribution systems, telephone, Internet Banking and ATMs; and

•      continuing to incorporate financial institutions that may be acquired in order to eliminate potential overlap, redundancy and inefficiency to tap into gains of scale.

Maintaining acceptable levels of risk in operations

Bradesco manages the risks inherent to its business on an integrated basis, as a process within its Internal Controls and Compliance structure, which is known as "Risk Management Process." This process enables continuous improvement of risk management models and minimizes the existence of lacunae that compromise their correct identification and assessment. Bradesco's ongoing centralized approach identifies, measures, controls, monitors and mitigates Credit, Market, Liquidity and Operational risks.

Bradesco's unique risk management process is ensured by the Integrated Risk Management and Capital Allocation Committee at the statutory level, whose duty is to advise the Board of Directors on the adoption of institutional policies, operational guidelines and establishment of risk exposure limits at the level of the consolidated economic-financial conglomerate.

Additionally, Bradesco has three Executive Committees for issues related to Credit, Market Liquidity and Operating Risk. Their tasks include recommending limits of risk tolerance and developing mitigation plans to be submitted to the Integrated Risk Management and Capital Allocation Committee.

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7.1 – Description of the business of the issuer and its subsidiaries

Bradesco has two independent departments for overall risk management and internal controls, the Integrated Risk Control Department and the Internal Controls and Compliance Department, which implement and monitor the guidelines and procedures formulated by the Bank's high-level committees on an ongoing and integrated basis.

Bradesco's internal risk management bodies and processes ensure that operational risks are kept at appropriate levels with efficient capital allocation, and are comparable to international best practices, which enables Bradesco to gain competitive advantages.

Expansion through strategic alliances and selective acquisitions when advantageous

While Bradesco believes that Brazilian financial institutions will grow through organic growth in the coming years, we also believe there may be opportunities to acquire other institutions. Nevertheless, Bradesco believes that some institutions that may be acquired could pose niche opportunities, such as consumer finance, credit cards and investment banking. Therefore, Bradesco is continually assessing potential strategic alliances and opportunities for consolidation, including proposals for privatization or acquisitions, as well as other formats that may offer potential opportunities to boost our market share or raise our efficiency. In addition to focusing on the value and quality of assets, Bradesco takes into account potential operating synergies, cross-selling opportunities, acquisition of know-how and other advantages from a potential alliance or acquisition. Our analysis of potential opportunities is guided by their impact in terms of earnings.

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7.2 – Information on operational segments

a. products and services marketed

b. revenue from segment and its share of the issuer's net revenues

c. profit or loss resulting from the segment and its share of the issuer's net income

a. products and services marketed

Bradesco organizes its operations in two main areas: (i) banking and (ii) insurance, pension plan management and certificated savings plans services.

The following diagram shows the principal elements of the business segments:

Banking

Bradesco has a diversified client base that includes both personal clients and small, medium and large companies in Brazil. Historically, the Bank has cultivated a stronger presence in the broadest segment of the Brazilian market, which is the middle- and low-income population. In 1999, Bradesco set up its Corporate Department to serve corporate clients with annual revenues of over R$ 350 million and its Private Banking Department for individuals with net worth of R$ 2 million or more. In 2002, we introduced the Bradesco Empresas Department for corporate clients posting annual revenues of R$ 30 – 350 million in order to expand operations in the middle corporate market segment. In May 2003, Bradesco Prime was launched to offer services to personal customers with a monthly income of R$ 6,000 or more or whose amount available for immediate investment was R$ 70,000 or more. Small businesses with annual revenues of R$ 30 million or less, and personal customers whose monthly income is less than R$ 6,000 are served by the Bradesco Retail segment (“Bradesco Varejo”).

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7.2 – Information on operational segments

Bradesco's customer base is segmented in order to meet the needs of each segment, and the Bank offers a wide range of banking products and services, including:

•      accepting deposits, including checking accounts, savings accounts and time deposits;

•      making loans (personal or corporate, housing finance, microcredit, onlending from BNDES lines, rural credit, leasing, and others);

•      issuing credit cards, debit cards and prepaid cards;

•      managing receipts, payments, human resources and administrative support;

•      asset management;

•      services related to capital markets and investment banking;

•      intermediation services and trading (brokerage);

•      share services, custody and controllership;

•      international banking; and

•      groups buying durables on installment plans (consortiums).

Insurance, pension plans and certificated savings plans

Bradesco offers insurance products through several different entities which the Bank refers to collectively as Grupo Bradesco de Seguros e Previdência. Grupo Bradesco de Seguros e Previdência is the largest insurance group in Brazil, based on total sales and technical provisions, according to information provided by SUSEP and ANS. These companies offer a wide range of insurance products, both individually and through contracts with companies. Their products include health insurance, life, personal accident, policies for automobiles and other goods.

According to the annual publication of Fundacion Mapfre in Spain, Grupo Bradesco de Seguros e Previdência was the largest insurance and pension funds group in Latin America in 2008.

b. the segment's revenue and its share of the issuer's net revenues

c. profit or loss resulting from the segment and its share of the issuer's net income

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7.2 – Information on operational segments

2009	R$ '
	Financial (1)(2)		Insurance Group (2)(3)		Other business (2)	Eliminations (4)	Total consolidated
	Country	Abroad	Country	Abroad
Revenues from financial intermediation	53,533,061	1,404,378	8,035,175	3,417	29,347	(106,299)	62,899,079
Financial intermediation expenses	36,584,153	919,594	5,128,517	-	-	(107,039)	42,525,225
Gross income from financial intermediation	16,948,908	484,784	2,906,658	3,417	29,347	740	20,373,854
Other operating income / expenses	(11,682,102)	(127,784)	1,297,024	843	136,421	(553)	(10,376,151)
Operating income	5,266,806	357,000	4,203,682	4,260	165,768	187	9,997,703
Non-operating income	1,786,901	375,723	(18,571)	3	(22,403)	(57)	2,121,596
Income before tax on profit and holdings	7,053,707	732,723	4,185,111	4,263	143,365	130	12,119,299
Income tax and social contribution (IR, CSLL)	(2,569,530)	(2,492)	(1,461,454)	(1,888)	(46,815)	(130)	(4,082,309)
Minority interest in subsidiaries	(20,637)	-	(3,390)	-	(681)	-	(24,708)
Net income for fiscal year 2009	4,463,540	730,231	2,720,267	2,375	95,869	-	8,012,282
b) Share of Net revenues	52.7%	3.6%	42.0%	0.0%	1.7%	0.0%	100.0%
c) Share of Net income	55.7%	9.1%	34.0%	0.0%	1.2%	0.0%	100.0%

2008	R$ '
	Financial (1)(2)		Insurance Group (2)(3)		Other business (2)	Eliminations (4)	Total consolidated
	Country	Abroad	Country	Abroad
Revenues from financial intermediation	50,658,177	620,487	6,484,221	(3,315)	35,755	(184,351)	57,610,974
Financial intermediation expenses	37,007,572	1,005,897	4,007,684	-	1,681	(184,140)	41,838,694
Gross income from financial intermediation	13,650,605	(385,410)	2,476,537	(3,315)	34,074	(211)	15,772,280
Other operating income / expenses	(9,477,388)	(91,188)	1,570,856	496	13,573	211	(7,983,440)
Operating income	4,173,217	(476,598)	4,047,393	(2,819)	47,647	-	7,788,840
Non-operating income	98,877	237,349	37,785	17	9,942	-	383,970
Income before tax on profit and holdings	4,272,094	(239,249)	4,085,178	(2,802)	57,589	-	8,172,810
Income tax and social contribution (IR, CSLL)	943,966	(657)	(1,431,862)	(1,776)	(28,422)	-	(518,751)
Minority interest in subsidiaries	(33,460)	-	(6)	-	(355)	-	(33,821)
Cumulative net income on December 31, 2008	5,182,600	(239,906)	2,653,310	(4,578)	28,812	-	7,620,238
b) Share of Net revenues	53.6%	-6.1%	52.0%	0.0%	0.6%	0.0%	100.0%
c) Share of Net income	68.0%	-3.1%	34.8%	-0.1%	0.4%	0.0%	100.0%

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7.2 – Information on operational segments

2007	R$ '
	Financial (1)(2)		Insurance Group (2)(3)		Other business (2)	Eliminations (4)	Total consolidated
	Country	Abroad	Country	Abroad
Revenues from financial intermediation	33,069,674	1,096,722	7,667,963	8,256	56,795	(294,887)	41,604,523
Financial intermediation expenses	18,396,496	852,001	4,616,356	-	3,451	(295,954)	23,572,350
Gross income from financial intermediation	14,673,178	244,721	3,051,607	8,256	53,344	1,067	18,032,173
Other operating income / expenses	(9,118,513)	(43,249)	327,398	2,554	142,025	(1,067)	(8,690,852)
Operating income	5,554,665	201,472	3,379,005	10,810	195,369	-	9,341,321
Non-operating income	1,125,278	2,410	75,435	22	(291)	-	1,202,854
Income before tax on profit and holdings	6,679,943	203,882	3,454,440	10,832	195,078	-	10,544,175
Income tax and social contribution (IR, CSLL)	(1,372,851)	(4,721)	(1,100,928)	(3,242)	(41,496)	-	(2,523,238)
Minority interest in subsidiaries	(5,207)	-	(5,640)	-	(366)	-	(11,213)
Cumulative net income on December 31, 2007	5,301,885	199,161	2,347,872	7,590	153,216	-	8,009,724
b) Share of Net revenues	59.5%	2.2%	36.2%	0.1%	2.1%	0.0%	100.0%
c) Share of Net income	66.2%	2.5%	29.3%	0.1%	1.9%	0.0%	100.0%

(1) "Financials" segment is represented by: financial institutions; holding companies (basically managing financial assets); card administrator and asset management companies;
(2) Eliminating balances of asset accounts, revenues and expenses between same-segment companies;
(3) The Insurance Group ("Grupo Segurador") segment consists of insurance, pensions and savings bond companies; and
(4) Elimination between companies in different segments and between domestic and foreign transactions.

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7.3 – Information on products and services relating to the operational segments

a)        Characteristics of the production process

Characteristics of Banco Bradesco's main products and services.

Accepting deposits

Bradesco offers customers a variety of deposit products and services through its branches, including:

•      non-remunerated current accounts;

•      deposit accounts for investments;

•      traditional savings accounts currently earning the reference interest rate, known as "TR", plus 6.2% per year;

•      time deposits, represented by banking deposit certificates (or "CDBs") which pay interest at fixed or variable rates; and

•      interbank deposits, obtained solely from financial institutions, represented by interbank deposit certificates, or "CDIs", earning the interbank deposit rate.

On December 31, 2009, Bradesco had 20.9 million account-holders, of whom 19.7 million were personal and 1.2 million corporate customers. On the same date, the bank had 37.7 million savings accounts.

Bradesco offers customers certain additional special services, such as:

•      "Easy Account", which is a combination of a current account and a savings account in which funds deposited in the account earn income at the same rate as savings accounts after a certain predetermined period stipulated by the card's regulations, unlike normal current accounts, which are not remunerated;

•      "identified deposits”, which enable customers to identify deposits made in favor of a third party using a personal identification number; and

•      "bank transfers" in real time, from or to a current account, savings account or investment account – including accounts in other banks.

Loans and payroll-deduct loans

Bradesco provides loans and payroll-deduct loans, which are mainly for consumer credit, corporate loans and credit cards.

Consumer credit

Bradesco's significant volume of personal loans enables it to reduce the impact of individual loans while obtaining customer loyalty benefits. These loans basically comprise:

•      short-term loans to account holders made by branches and, within certain limits, through the ATM network, for an average term of four months with an average interest rate of 6.2% per month on December 31, 2009;

•      auto loans for terms of fifteen months at an average interest rate of 1.9% per month on December 31, 2009; and

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7.3 – Information on products and services relating to the operational segments

•      loans through current account overdrafts (locally known as "special checks") for an average repayment period of one month, subject to interest rates ranging from 7.6% to 8.2% in the month, as of December 31, 2009.

Bradesco also provides revolving credit and traditional loans for specified terms.

In 2009, Bradesco repositioned its “Finasa” and “BMC” brands as “Bradesco Financiamentos” and “Bradesco Promotora” respectively.

Bradesco Financiamentos runs two lines of business:

•      paycheck loans to: (i) retirees and pensioners receiving INSS benefits; (ii) employees of companies controlled by federal, state and municipal governments ; and (iii) employees of private sector companies. Currently, it is working with correspondents in all Brazilian states, that also offer aggregated products (credit cards, insurance, certificated savings plans, consumer buying groups [consortiums] and others) and operate in partnership with Bradesco branches directly prospecting customers in the market; and

•      vehicle financing and leasing with solutions such as CDC (direct consumer credit), leasing and other arrangements with own funds or onlending funds for Bradesco customers and non-customers, acting through its network of 22,639 business partners throughout the country, comprising resellers and dealerships for light vehicles, motorcycles and heavy vehicles.

Housing / real estate loans

On December 31, 2009, Bradesco had 43,231 outstanding loans tied to mortgage arrangements or residential sales. Of the units whose building was being financed through December 2009 by financial institutions for the construction segment, Bradesco had a 22.6% share, according to Central Bank data.

Housing loans are made by the Housing Finance System (Sistema Financeiro Habitacional, or "SFH"), the Housing Mortgage Portfolio (Carteira Hipotecária Habitacional, or "CHH"), and the Commercial Mortgage Portfolio (Carteira Hipotecária Comercial, or "CHC"). SFH and CHH loans with variable repayments are made at annual interest rates of 8.9% to 11.9% plus the reference rate (TR) or at 14% by the CHC. SFH loans for repayment by fixed installments charge annual rates of 12.9%.

Bradesco also provides business financing plans through the SFH. These loans are for financing construction work within a period of up to 36 months and must be repaid within 36 months of concluding legal formalities for construction.

Microcredit

Bradesco provides microcredit for low income individuals and small businesses pursuant to Central Bank regulations requiring banks to use 2% of their deposits for this type of loan. Bradesco started making microcredit loans in August 2003. On December 31, 2009, the Bank had 42,785 outstanding microcredit loans totaling R$ 22.947 billion.

According to Central Bank regulations, most transactions have a maximum effective interest rate of 2% per month. However, guided productive microcredit operations have an effective interest rate of 4%. The National Monetary Council (CMN) requires the maximum loaned to any borrower to be limited to: (i) R$ 1,000 for individuals in general; (ii) R$ 3,000 for individuals, to facilitate professional, commercial or industrial business ventures, or for micro-firms; and (iii) R$ 10,000 for guided productive microcredit transactions. In addition, microcredit loans may not be for less than 120 days, and the borrowing fee must range from 2% to 4% of the amount loaned.

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7.3 – Information on products and services relating to the operational segments

Onlending from BNDES

The Brazilian government has a program for long-term loans financed by the government itself. Bradesco obtains funds under this program (i) from the BNDES, which is the Brazilian federal government's development bank, or (ii) the Special Industrial Finance Agency ("Finame"), the BNDES subsidiary for equipment finance. Bradesco then transfers the funds to borrowers in targeted sectors of the economy, determining the margin on loans based on borrowers' credits. Onlending risk is borne by the Bank after obtaining collateral. According to the BNDES, in the 2009 fiscal year, Bradesco disbursed R$ 8,880 billion, of which 45.7% was loaned to micro-, small- and medium-sized companies.

Other corporate loans

Bradesco offers a wide variety of loans for the everyday needs of Brazilian corporate clients, including:

•      short-term loans of up to 29 days;

•      working capital loans to cover customers' cash needs;

•      current accounts with guarantees and overdraft for corporates;

•      discounting bills, promissory notes, checks, credit card and vendor receivables, and a series of other receivables;

•      finance for purchases and sale of goods and services;

•      corporate property loans;

•      investment lines for acquiring assets and machinery; and

•      guarantee deposit.

Rural credit

Bradesco provides loans to the rural sector financed by using funds from sight deposits pursuant to Central Bank regulations, onlending of BNDES loans and own funds. Under Central Bank regulations, loans arising from compulsory deposits are offered at a fixed rate. The fixed annual rate was 6.8% on December 31, 2009. These loans' repayment dates usually coincide with their harvest cycle, with the principal due when a crop is sold. Onlending of BNDES loans for rural sector investments may have repayment terms of up to five years with quarterly or annual installments. As guarantee for these loans, Bradesco usually obtains a pledge on the area in which the rural activity it finances is being exercised.

As of November 2008, Central Bank regulations require Bradesco to use at least 30% of sight or demand deposits to provide rural sector credit. If Bradesco does not meet the minimum percentage of 30%, it must deposit the remainder in a non-remunerated Central Bank account.

Credit cards

Bradesco was the first bank to issue credit cards in Brazil in 1968, and as of December 31, 2009, was one of Brazil's largest issuers with a base of 79.6 million credit and private label cards. Bradesco offers customers Visa, American Express, MasterCard and private label credit cards. On December 31, 2009, its credit cards were accepted in over 200 countries.

Bradesco receives revenue from credit card operations through:

•      fees on purchases made in stores;

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•      issue fee /annual fee;

•      interest on balances financed;

•      Interest and charges for withdrawals made at ATMs;

•      interest on amounts advanced to be received by merchant establishments selling to credit cardholders; and

•      sundry fees charged to cardholders and affiliated merchant establishments.

Bradesco offers its customers the most comprehensive line of credit and related services, including the following:

•      cards issued for use restricted to Brazil;

•      international cards, valid in Brazil and other countries;

•      cards for high-spend customers such as: "Gold", "Platinum" and "Infinite / Black" from flags Visa, MasterCard and American Express. Highlights are benefits under Loyalty Programs, including the "Membership Rewards Program";

•      multiple cards, combining credit and debit functions in the same card, so that in addition to traditional banking transactions, cardholders may also use them for purchase transactions;

•      to ensure security, Bradesco is issuing cards with micro-circuits (chips) to all its customer base enabling them to use passwords instead of signatures;

•      corporate cards accepted nationally and internationally;

•      cards with shared brands, known as co-branded cards, issued through partnerships with companies in a wide range of segments, such as: airlines, retail stores, newspapers, magazines, auto makers and others;

•      affinity cards issued by associations such as sports clubs and non-governmental organizations;

•      "CredMais" for employees of companies whose payroll goes through Bradesco, with more attractive rates for revolving credit, and "CredMais INSS" cards for pensioners and other Social Security beneficiaries, which have the lowest lending rates;

•      exclusive private label cards for customers of retail establishments, in order to leverage business and build customer loyalty, which may or may not have flag for use outside these establishment, among others;

•      "Gift Card" preloaded card to buy gifts for individuals;

•      SMS – Bradesco Messaging Service enabling cardholders to receive real-time messages on their mobile phones when a card transaction takes place;

•      CPB – Passagem Bradesco Card, a virtual card for corporates to manage and control spending on airfares;

•      "Bradesco Transport Card", for transport firms, shippers, risk managers and truck drivers with multiple prepaid and debit functions;

•      "Blue Credit Cards" credit card featuring sharp design and special benefits for American Express customers with distinctive lifestyles;

•      "FixCard" with reduced fees that enable cardholder's to plan monthly repayment of spends;

•      "Visa Vale Flex Car Card", prepaid card offers customers more convenience and options to pay vehicle expenses such as fuel, parking, and other items, and enables the company to determine maximum credit for each employee;

•      Card invoices paid into up to 12 installments, with specific charges depending on card type;

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•      "Unemployment Insurance Protection Bradesco", which pays off or amortizes the outstanding balance on the Credit Card participant in the event of involuntary unemployment (for professionals in employment) or permanent physical disability or temporary (for self employed professionals). Coverage varies depending on the plan agreed;

•      "Super Protected Bradesco Prize-Draw Secure Card", which pays off or amortizes the amount owed on the credit card except withdrawals arising from its loss or theft. This protection covers a period of up to 7 consecutive days (168 hours) prior to the event being reported for amounts up to the credit card's limit, with a cap of R$ 50,000;

•      "Buy and Get Change", service made available by Bradesco in which a cardholder-customer has the option of requesting change when making a purchase;

•      Flagged "Contactless cards" enabling customers to make a payment by just placing the card near a reader;

•      "Bradesco Current Account Corporate Card", as well as being used to make current account transactions, is ideal for small everyday expenses using advanced technology to ensure convenience, agility and much more security for companies;

•      "Preferential Gold Card", with differentiated services, in line with the segmentation strategy for Bradesco customers offering competitive products posing profitability for the Bank and benefits for customers; and

•      "Visa FIFA World Cup 2010 Credit Card", a special edition for individuals, whether or not they are account holders, of which the main attraction is the association with the 2010 World Cup in South Africa.

Bradesco is accredited to allow Visa, MasterCard and American Express system outlets in its branches, and process banking domicile transfers.

The following table shows a breakdown by year of credit cards Bradesco has issued in Brazil:

(Million)	2007	2008	2009
Card base:
Credit	28.5	35.3	79.6
Debit	43.2	48.0	53.3
Total	71.7	83.3	132.9

Revenue – R$:
Credit	38.746	46.704	55.294

Number of transactions:
Credit	506.3	607.4	722.6

Debit Cards

Bradesco started to issue debit cards in 1981 using the name "Bradesco Instantâneo". In 1999, we began to convert all our Bradesco Instantâneo debit cards to new cards called "Bradesco Visa Electron". Bradesco Visa Electron debit cardholder customers may use them to purchase goods and services from merchants or make withdrawals through the extensive self-service network in Brazil and the "Plus Visa" network in other countries. Debiting the ticket amount to the cardholder's account does away with the inconvenience and red tape of checks.

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Prepaid cards

In 2009, Bradesco actively participated in the distribution of Visa Vale cards along with other card issuers and Visa International.

Managing receipts, payments, human resources and administrative support

Managing receipts and payments

To meet cash management needs for customers from both the public and private sectors, Bradesco offers various electronic solutions for managing receipts and payments, supported by a large branch network, banking correspondents and electronic channels, to ensure greater speed and reliability for data processing and handling customers' funds.

The solutions offered include: (i) collection and payment services and (ii) online funds management enabling customers to pay suppliers, wages, taxes and other charges levied by governmental or public entities.

These solutions, which may also be customized, facilitate everyday business for customers and help to generate more business for the organization.

Revenues are earned from fees for collection services such as invoicing or collection and payment processing, and also for the transit of funds received through to their being made available to payees.

Solutions for invoicing and other receipts

In 2009, 616.9 million in receipts were derived from invoicing, custody of checks, deposit boxes (identified deposits) and credit orders using our teleprocessing system (teleprocessing credit orders, or OCTs), which was up 4.0% on the same period of 2008.

Custody of checks

Our post-dated check system enables customers to pay for goods and services through checks written for future dates. Sellers deposit postdated checks at the future date, thus postponing the payment date in effect. Bradesco holds these checks in custody to facilitate control over them in the period between issue and deposit in the beneficiary's account.

Payment solutions for suppliers, wages and taxes

Our volume of transactions processed electronically in 2009 was 256.6 million, an increase of 19.8% on the same period of 2008.

Human resource management and administrative support

Bradesco offers its corporate clients several solutions for managing electronic resources and administrative support, including payroll processing, opening current accounts for employees and "corporate cards" to pay for travel and business expenses, for example. By receiving their salaries through Bradesco, company employees enjoy facilities such as special credit lines, differentiated conditions for fees, tariffs, products and services and access to our extensive self-service network.

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Asset management

Bradesco provides asset management services through:

•      mutual funds;

•      investment portfolios for personal and corporate clients;

•      private pension funds, including assets guaranteeing technical reserves for Bradesco Vida e Previdência;

•      insurers, including assets guaranteeing technical reserves of Bradesco Seguros; and

•      receivables funds (locally referred to as FIDCs).

On December 31, 2009, Bradesco had assets totaling R$ 247.7 billion, of which R$ 174.6 billion was managed by Bradesco Asset Management and R$ 73.1 billion in funds relating to specific fiduciary, custody and controllership services provided separately by broker-dealer BEM Distribuidora de Títulos e Valores Mobiliários Ltda., or “BEM DTVM”.

In the same period, Bradesco offered 960 funds and 209 managed portfolios for 3.2 million investors. The Bank offers an extensive range of fixed-income, equity, and money market funds, among others. Bradesco does not currently invest in highly leveraged funds.

The following tables provide a breakdown of our managed assets, shareholders and number of investment funds and managed portfolios on the dates indicated.

(R$ million)	Distribution of Assets
	December 31
	2007	2008	2009
Investment Funds:
Fixed Income	143,214	155,365	201,012
Equities	14,169	10,797	23,999
Shares in Others' Funds	6,580	4,857	5,641

Total	163,963	171,019	230,652
Administrative Portfolios:
Fixed Income	4,952	8,484	8,590
Equities	7,645	6,881	7,552
Shares in Others' Funds	926	767	906

Total	13,523	16,132	17,048

Grand Total	177,486	187,151	247,700

	December 31
	2007		2008		2009
	Quantity	Shareholder	Quantity	Shareholder	Quantity	Shareholder
Investment Funds	666	3.312.565	807	3.281.540	960	3.169.464
Administrative Portfolios	121	540	209	568	209	486
Grand Total	787	3.313.105	1,016	3.282.108	1,169	3.169.950

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Services relating to capital markets and investment banking

Banco Bradesco BBI S.A. or "Bradesco BBI" was incorporated in February 2006 with the mission of being Bradesco's investment bank operating in capital markets, mergers and acquisitions, project finance, structured finance and private equity. In 2009, Bradesco BBI coordinated the placement of R$ 24.064 billion in primary and secondary offerings of stocks and other debt instruments, and accounted for 38.6% of volume of the issues registered with the CVM in this period.

In addition to these activities, Bradesco BBI is controller of trades made by brokerage firms Bradesco Corretora de Títulos e Valores Mobiliários, Ágora Corretora de Títulos e Valores Mobiliários, and BRAM – Bradesco Asset Management and Bradesco Securities Inc.

Equities

Bradesco BBI provides coordination and placement of initial public offerings on local and international capital markets, and acts as an intermediary for Public Offers of Acquisition (“OPAs”). In 2009, it was involved in several Initial Public Offerings ("IPOs") and Subsequent Public Offerings ("Follow-ons") for clients' shares. In December 2009, the ANBIMA ranking placed Bradesco BBI 3rd in volume distributed in equities, with a 12.2% market share and volume of R$ 4.5 billion, in 5th place in the number of trades.

Fixed income

During 2009, Bradesco BBI was among the top players in the fixed-income market, reaching 3rd position in the ANBIMA's December 2009 ranking of Origination and Distribution by fixed income volume in the domestic market. Major transactions executed amounted to more than R$ 10.3 billion in transaction volumes, with a market share of approximately 21.5%.

Structured transactions

Bradesco BBI develops structures to segregate credit risks through securitization, using SPEs, assignments of shared-risk credits with medium to long-term finance, to be structured based on receivables and/or other guarantees.

Intermediation and trading services

Through its wholly owned subsidiary, Bradesco S.A. Corretora de Títulos e Valores Mobiliários, or “Bradesco Corretora” (brokers), Bradesco trades in futures contracts, options and private and government securities on behalf of its clients. Bradesco Corretora's customers include high net-worth individuals, corporations and institutional investors.

In 2009, Bradesco Corretora (brokers) traded over R$ 77.809 billion on BM&FBovespa equity markets and the latter rated it 11th in Brazil in terms of total trading volume.

In addition, during the same period, Bradesco Corretora (brokers) traded approximately 3,466,477 futures, swaps, options and other contracts, for a total of R$ 364.238 billion on the BM&FBovespa. According to the same exchange (BM&FBovespa), in 2009, Bradesco Corretora ranked 23rd in the Brazilian market in terms of futures, options and swaps executed.

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In September 2009, through its Operational Qualification Program, BM&FBovespa awarded Bradesco Corretora (brokers) five seals, thus confirming the excellence of its trading in future markets. The awards were for: Agro Broker, Carrying Broker, Execution Broker, Retail Broker and Web Broker.

Bradesco Corretora (brokers) has 60 traders serving retail investors and supporting Bradesco's branch managers; 12 traders for Brazilian and foreign institutional investors and 10 for the BM&FBovespa.

Bradesco Corretora (brokers) offers its customers the ability to trade securities over the Internet through its "Home Broker" service. In 2009, "Home Broker" trades totaled R$ 28.160 billion, which was 6.0% of all transactions made over the Internet at BM&FBovespa, and was ranked 5th in the Brazilian market.

Share services, custody and controllership

In 2009, Bradesco was one of the leading service providers qualified to act in the capital market and held on to its leadership in the domestic market for asset custody, according to the ANBIMA's ranking. Bradesco's modern infrastructure and specialized team offers a wide range of services: qualified custody – local and international markets, controllership for managed funds and portfolios, structured funds, offshore funds, fiduciary management for investment funds, Brazilian Depositary Receipts (BDRs) and DRs, representing foreign investors, asset registration, agent bank, depositary (escrow account – trustee), and clearing/settlement agent.

On December 31, 2009, Bradesco Custódia (Custody) offered:

•      fund management services – custody, controllership and administration;

•      with R$ 562.919 billion of assets under custody (ANBIMA ranking);

•      R$ 625.092 billion in managed investment funds and portfolios (ANBIMA ranking);

•      13 registered Depositary Receipt programs totaling market value of R$ 84.652 billion;

•      R$ 126.230 billion in investments funds managed by BEM DTVM Ltda.;

•      asset registration;

•      236 companies covered by Bradesco's Share Registration System, with 3.038 million shareholders;

•      93 companies comprising Bradesco Registered Debentures System with assets worth R$ 126.305 billion; and

•      124 investment funds were covered by Bradesco's Fundshare Registration System with assets worth R$ 15.701 billion.

International banking services

As a private commercial bank, Bradesco offers a wide range of international services, such as: foreign exchange, trade finance, credit and banking. Bradesco's international structure:

International transactions are coordinated by the foreign exchange department with support from 12 operational units in Brazil, and 13 forex platforms located in the main exporting and importing centers.

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Branches and subsidiaries in other countries

The chief purpose of our international branches and subsidiaries is to provide finance for Brazilian foreign trade. Bradesco Luxembourg also provides additional services for our private banking segment. Except for Bradesco Services Japan and Bradesco Trade Services, our branches are officially allowed to take foreign currency deposits from personal and corporate clients and extend loans to Brazilian and non-Brazilian customers. Total assets held in these branches outside Brazil, excluding transactions between related parties, amounted to the equivalent of R$ 20.4 billion on December 31, 2009, all denominated in currencies other than the Brazilian real.

In October 2007, Bradesco indirectly acquired the Grand Cayman branch of BMC. On March 27, 2009, this branch was absorbed by Bradesco Grand Cayman.

Funds needed to finance imports and exports are mainly obtained from the international financial community through credit lines provided by correspondent banks in other countries. In addition to this traditional source of funds, from correspondent banks, Bradesco's public and private issues of debt securities in the international capital market amounted to US$ 1.4 billion in fiscal year 2009. In 2009, the Bank borrowed US$ 1.3 billion in lines of credit to finance Brazilian exports through foreign currency auctions held by the Central Bank of Brazil.

Trade finance – imports and exports

Brazilian trade finance consists basically of finance for exporting and importing.

When financing imports, Bradesco transfers foreign currency directly to foreign exporters on payment in local currency by Brazilian importers. For export financing, prepayments in local currency are forwarded to exporters against a currency exchange contract for exports for future receipt in foreign currency on the contract's due date. Export financing prior to shipment of goods is known as "advance on exchange contracts", or "ACCs", and the funds received are used to manufacture the goods to be exported. When financing is provided after shipping goods, this type of financing arrangement is referred to as "advance on export contract" or "ACE."

Other methods of financing trade include export prepayment, onlending funds from BNDES-EXIM, forfaiting, export credit bills and export credit notes.

Currency exchange products

In addition to trade finance for imports and exports, Bradesco's clients have access to a number of different currency exchange products and services:

•      purchase and sale of traveler's checks and paper money;

•      financial transfers to / from other countries;

•      payment in advance against exports;

•      accounts in domestic currency for customers domiciled abroad;

•      arranging cash holdings in other countries;

•      collection against imports and exports;

•      purchase of checks in foreign currency; and

•      structured transactions in foreign currency through units located abroad.

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Buying groups (consortiums)

In Brazil, people or companies that wish to acquire certain assets may form a group known as a "consortium", whose members pool their funds to help purchase the goods. The purpose of a consortium is to acquire goods, so Brazilian law does not allow consortiums for investment purposes.

In January 2003, Bradesco Consórcio managing subsidiary (Bradesco consortium) started selling membership units, known as "quotas," to Bradesco clients. The company took over leadership of the home-purchasing segment in May 2004 and automobiles too in December 2004. In October 2008, it became overall leader on taking first position in the truck / tractor segment. Bradesco Consórcios ended 2009 with a total of 395,611 active quotas in the three segments, with total revenues of approximately R$ 18.6 billion and net quarterly profit of R$ 207.3 million. Bradesco Consórcios acts as manager of the consortiums set up to buy houses or properties, autos and trucks / tractors.

Life and personal accident insurance

Bradesco offers life insurance, personal accident and random events products through its subsidiary Bradesco Vida e Previdência. On December 31, 2009, Bradesco Seguros had 19 million life insurance policyholders.

Health insurance and dental insurance

Health and dental insurance policies provide medical and hospital coverage and dental care. The Bank offers insurance from Bradesco Saúde and its subsidiaries for small, medium or large companies providing these benefits for their employees.

Automobile insurance, non-life and civil liability

Bradesco offers auto insurance, non-life and civil liability products through its subsidiary, Bradesco Auto / RE. Automobile insurance covers losses arising from robbery / theft and damages for passengers or third parties. Mass-market non-life insurance is for individuals, in particular residential risk and equipment insurance, and for small and medium businesses, whose assets are covered by multi-risk business insurance.

Pension plans

Bradesco has managed pension plans for individuals and corporates since 1981 through its wholly owned subsidiary, Bradesco Vida e Previdência, which is currently the largest pension fund manager in Brazil in terms of contributions to plans, investment portfolio and technical provisions, according to reports published by Fenaprevi and the SUSEP.

Bradesco Vida e Previdência offers and manages a range of individual and group pension plans. The major plans for individuals, in terms of contributions, are known as VGBL and PGBL and are not subject to withholding tax on income generated by the fund's portfolio.

Bradesco Vida e Previdência also offers pension plans for corporates, which are usually individually negotiated and tailored to meet specific customer needs.

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Certificated savings plans (with prize draws)

Bradesco Capitalização offers its customers certificated savings plans, or bonds, which are eligible for prize draws and may be acquired for a lump-sum or monthly contributions. Certificated bonds vary in value (from R$ 8.00 to R$ 20,000.00), form of payment, period of contribution, and frequency of prize-draws, with cash prizes of up to R$ 2 million. Customers' certificated bonds earn interest at the reference rate ("TR") plus 0.5% per month on the value of the mathematical provision. Certificated savings plan bonds may be redeemed after 12 months. On December 31, 2009, about 5.3 million "traditional" certificated savings bonds and 11 million active certificated savings plans were associated with promotional events or campaigns, which are described as "incentive" bonds. Since the purpose of incentive bonds is to add value to the product of the partner company or encourage timely payments by their customers, these bonds have short vesting periods and low unit value. In all, the company ended 2009 with about 16.3 million active certificated savings plans and approximately 2.5 million customers.

Treasury activities

Bradesco's treasury departments trade in derivative financial instruments in particular for hedging purposes (referred to as "macro-hedge"). These transactions are governed by limits set by senior management and guidelines from risk management units, using value at risk ("VaR") methodology.

Business Continuity Plan (BCP)

The business continuity plan (BCP) is structured and maintained to mitigate the possibility of business interruption by protecting business processes, especially those focused on customer service and relationships.

Business Continuity Management (BCM)

The business continuity management process is handled on the corporate level and covers all Bradesco's essential activities. Duties and responsibilities are defined and stratified on three levels: strategic, tactical and operational.

On the corporate level, Bradesco has defined business continuity in terms of two aspects. One is contingency, which is a temporary solution to keep critical processes in a business unit running if their support systems fail or are inaccessible. The other is continuity, which is developing preventive and maintenance measures as part of a set of strategies and action plans ensuring that essential services are adequately identified and preserved after a disaster until normal operations are restored, thus avoiding or mitigating losses for both Bradesco and its customers.

Business continuity model management and control

Business continuity management is based in developing plans for the organization's different core activities using methodologies and tools to standardize formats for data collection and processing and documentation of BCP procedures.

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Data processing

Bradesco's data processing and communications systems operate at its headquarters complex (Cidade de Deus), in a building known as the Information Technology Center (CTI) occupying a 9,575 square meter site, which was purpose built to house IT infrastructure meeting all requirements for class 4 certification from the Uptime Institute, which guarantees 99.995% availability.

Data is continuously replicated at a processing center located in Alphaville, Barueri, which has sufficient capacity to take over the activities of the major systems if the IT center's system is down. All branches and ATMs are able to use telecommunications services to reach either of the two processing centers.

The Alphaville IT infrastructure also houses all systems development activities for applications. If there is an electricity outage, both centers have 72 hours autonomy.

The IT infrastructure is supported by processes meeting ITIL (IT Infrastructure Library) reference standards, using recognized best practices for IT service management.

b)        Characteristics of the distribution process

Dec09
Structural Details – Units
Points of Service	44,577
– Branches	3,454
– PAAs(1)	1,371
– PABs(1)	1,190
– PAEs(1)	1,551
– External PoSs – Self-service Machines	3,577
– Points Served – 24-h Network (Banco24Horas)	6,486
– Banco Postal	6,067
– Bradesco Expresso (Correspondents)	20,200
– Bradesco Promotora de Vendas (Correspondents)	670
– Credicerto Promotora de Vendas (Affiliates)	-
– Foreign branches / Subsidiaries	11
Self-service Machines	37,957
– Own	30,657
– Banco24Horas	7,300

(1)     PAB (Point of Banking Services) – Located on a company's premises with a staff member from Bank; PAE (In-company Electronic PoS) – Electronic point of service located on a company's premises; PAA (Remote Point of Service) – Located in a municipality not served by a branch.

Distribution channels

Bradesco has the largest private-sector banking network in Brazil. In fiscal year 2009, the Bank added another 95 agencies. The branch network is complemented by other channels: ATMs; telephone and internet banking and mobile phone bank services. By introducing new distribution systems, Bradesco enhances security and raises its efficiency.

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Also in 2009, in order to establish stronger ties with its corporate clients, Bradesco created 374 points of banking services on the premises of selected corporate clients, reaching a total of 4,112 points of banking services on December 31, 2009. Through these special points of service, Bradesco offers all the products and services available at branches.

Bradesco also offers banking services through 6,067 post offices and 20,200 banking correspondents.

Distribution of specialized products and services

As part of its distribution system, Bradesco has five departments offering a differentiated range of products and services on an individual basis to companies and individuals in every specific segment of its customer base. Market segmentation aims for the best offering for each customer profile and size while enabling differentiated service and improved efficiency.

Bradesco Varejo (Retail)

Serves all sections of the population, focusing primarily on individuals earning less than R$ 6,000 and companies with annual revenues of under R$ 30 million. On December 31, 2009, Bradesco provided services to more than 20 million customers who made millions of transactions daily at 3,090 retail branches and over 4,471 points of service where clients receive exclusive service based on the "Managed Account" concept.

Bradesco Corporate

The Corporate segment was established in 1999 to serve target clients consisting mostly of companies posting annual revenues of over R$ 350 million, served by a sales team of 124 professionals with centralized relationship management offering not only traditional products but also tailor-made solutions.

A standout is that Bradesco has ISO 9001:2008 certification for all the Corporate structure, including its Corporate service platforms.

Bradesco Empresas (Companies)

Bradesco Empresas (Companies) was set up to serve companies posting revenues of R$ 30 – 350 million per year and has 68 exclusive branches located in Brazil's main state capitals and positioned strategically across the country: Southeast (41), South (16), Midwest (4), Northeast (5) and North (2).

The aim is to offer the best management for business: loans, financing, investments, foreign trade, hedging, cash management and structured transactions, in order to ensure customer satisfaction and results for the organization.

Bradesco Empresas (Companies) manages funds, including loans, deposits, funds and collection amounting to R$ 58.4 billion.

Bradesco Private Banking

Bradesco Private Banking started its activities in 2000 to serve exclusively high net-worth individuals with net assets of over R$ 1 million to invest (raised to R$ 2 million in July 2008). Bradesco Private Banking finds the best financial solution for each customer based on a tailor-made concept, providing asset allocation, tax and succession advice. Bradesco Private Banking is ISO 9001:2008 certified and has the "GoodPriv@cy Data Protection Label" (2007 edition) awarded by the International Quality Network. In January 2009, for the second consecutive year, it was recognized by Euromoney magazine as the best private banking service in Brazil.

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Bradesco Prime

Bradesco Prime operates in the high-income segment and was set up in May 2003 to target individuals earning monthly income of over R$ 6,000 or investing over R$ 70,000. Its mission is to be the customer's number one bank, focusing on quality customer relationships and offering appropriate solutions for their needs, with highly qualified teams adding value for shareholders and employees while upholding our high ethical and professional standards. The value of the Bradesco Prime segment is based on the following premises:

•      Personalized service provided by relationship managers who manage small portfolios of clients and are constantly retraining to provide the highest level financial advice;

•      Differentiated products and services, such as the Bradesco Prime loyalty program, which offers increasing benefits to foster customer relationships;

•      Exclusive agencies specifically designed to provide comfort and privacy; and

•      Relationship channels such as: exclusive Internet Banking with online chat, which enables financial advisors to interact with clients in real time; an exclusive call center; in addition to Bradesco's extensive service network, including its branches; and ATMs and self-service devices, Bradesco Day & Night and Banco24Horas, available all over Brazil.

Throughout its history, by investing in technology, enhancing customer relationships and training staff, Bradesco Prime has earned a leading position in the Brazilian high net-worth banking services market to become the largest provider of banking services for these customers with its network of 259 branches strategically positioned to serve over 419,000 customers.

Branches

Bradesco's main distribution channel for banking services is its network of branches. In addition to offering retail banking services, the branches serve as a distribution network for all the other products and services that Bradesco offers, including management of receipts and payments, private banking services, credit cards and asset management products. The Bank markets leasing services both through channels operated by the branch network and directly through its wholly-owned subsidiary Bradesco Leasing and through Bradesco Financiamentos. Bradesco Corretora and Bradesco Consórcios also market brokerage and trading services, and buyer consortiums, through the branches. Bradesco Vida e Previdência sells its products through 8,460 independent representatives all over Brazil, most of them based at Bradesco's facilities. Remuneration for these agents is based on commission.

Bradesco sells its insurance products and pension plans through its website and exclusive brokers based in the network of branches, and through other non-exclusive brokers all over Brazil, all working on a commission basis. On December 31, 2009, 24,004 brokers were offering Bradesco insurance policies to the public. Certificated savings plans are sold through bank branches, Internet, call center, self-service machines and outside distribution channels.

The table below shows distribution of sales of products by branches and other outlets:

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	2007	2008	2009
	(Percentage of total sales by product)
Insurance products:
Sales through branches	37,70%	35,5%	40,7%
Sales other than branches	62,3	64,5	59,3

Private pensions products:
Sales through branches	83,6	82,3	82,5
Sales other than branches	16,4	17,7	17,5

Leasing products:
Sales through branches	19,7	26,0	53,5
Sales other than branches	80,3	74,0	46,5

Certificated savings plans:
Sales through branches	92,3	93,2	92,3
Sales other than branches	7,7%	6,8%	7,7%

Other distribution channels

Bradesco's clients have extensive access to check on their transactions, conduct financial transactions and purchase products and services offered by the high-tech channels known as Self-service and Easy Phone, as well as Internet and Bradesco Celular.

Self-service

On December 31, 2009, Bradesco's self-service network had 30,657 machines located all over Brazil to provide fast and convenient access to a wide range of products and services. Cardholders or checking or savings account holders may also make withdrawals, obtain statements, check balances, get loans or transfer funds between accounts at 7,300 machines labeled Banco24Horas.

Fone Fácil (Easy Phone)

"Fone Fácil Bradesco" enables telephone access day and night, seven days a week, featuring convenience, speed and security. Electronic personalized service enables customers to obtain information, make transactions and acquire products and services related to their current or savings accounts, credit cards and other products available through this channel.

Customers have access to a number of telephone services using different phone numbers, in particular Internet Banking, Net Empresa (internet for companies), Consórcios (buyer consortiums), Previdência Privada (private pensions); Bradesco Financiamentos (finance / lending), Cobrança (collection) and Alô Bradesco (contact).

In 2009, there were 406.3 million calls and 456.1 million transactions were carried out.

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7.3 – Information on products and services relating to the operational segments

Internet

"Portal Bradesco" consists of 68 websites, of which 48 are institutional and 20 for transactions, enabling users access to various products and services, wherever they are located. Customers and businesses make transactions securely using the Key Bradesco Electronic and Card Security System. In 2009, there were 1.8 billion transactions.

"Bradesco Internet Banking" operates in the Prime and Retail segments to provide personal products and services that can be accessed from anywhere in the world, at any time. Bradesco Internet Banking allows our customers to check their balances and statements, pay bills, transfer values and request copies of documents, among other services.

Bradesco Celular

"Bradesco Celular" enables mobile phone users to check their balance, obtain statements, schedule bill payments, recharge prepaid mobile devices, transfer funds, obtain loans, get quotations for stocks and track buy or sell orders, among other services and has the protection of "Key Bradesco Security" for authenticating debit transactions.

A total of 5.5 million transactions were made through the channel in 2009.

Post office services

In August 2001, Bradesco won a public bidding process organized by “Empresa Brasileira de Correios e Telégrafos” ("Brazilian Post and Telegraph Company" or ECT, the state-owned post office), to offer banking services in post offices as part of a project for the nationwide network of post offices to be used to supplement the financial system.

Banking units in retail outlets

Bradesco signed partnership arrangements with retailers, supermarkets, drugstores and grocery stores to provide banking correspondent services (mainly receipts, withdrawals from current or savings accounts, and pension payments). While the staff at these branches belong to its partners, all credit decisions are taken by Bradesco's employees.

c)         Characteristics of the bank's markets, in particular:

i)   Share in each market:

On December 31, 2009, according to the following sources quoted in parentheses, Bradesco was:

•      one of the largest private sector banks in terms of savings deposits, with 14.1% of all savings deposits in Brazil ("Banco Central");

•      Brazil's largest operator of insurance, pension and certificated savings plans in terms of total premiums ("SUSEP" and "ANS");

•      leader, for the 7th consecutive year, of the major banks onlending from the National Development Bank ("BNDES") to micro, small and medium-sized companies, disbursing 45.7% of total BNDES onlending and present in 94.9% of transactions for micro, small and medium-size companies;

•      one of the leaders in leasing in Brazil, with R$ 21.5 billion outstanding ("ABEL");

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•      one of Brazil's leading banks in terms of placements of debt instruments in 2009 ("ANBIMA");

•      one of the top private -sector managers and administrators of funds and portfolios in Brazil with R$ 247.7 billion under administration and management, accounting for over 16% of the total Brazilian market ("ANBIMA");

•      one of Brazil's largest credit card issuers with 79.6 million cards between Visa, American Express, MasterCard flags and private label cards, with credit card and private label cards billing some R$ 55.3 billion;

•      one of Brazil's largest debit card issuers with 53.3 million debit cards;

•      market leader in banking collection services in Brazil with a share of around 29.7% (“Banco Central”);

•      leader among private-sector banks in number of customers registered for Authorized Direct Debit (DDA, paperless bill payment) with 549,000 registrations;

•      leader in sales of consortium quotas in the following three segments: houses / properties with 146,201 active quotas; automobiles with 225,792 active quotas; and trucks and tractors with 23,618 active quotas (“Banco Central”);

•      one of the leaders of vehicle finance for consumers, with a market share of 19.6% (“Banco Central”);

•      leader among private-sector banks paying out benefits from the Social Security Institute, known as "INSS", for over 5.3 million retirees, pensioners and other INSS beneficiaries, accounting for 19.6% of all INSS beneficiaries;

•      most valuable brand in Brazil for the third consecutive year, according to a report compiled by specialized consulting firm BrandAnalytics / Millward Brown for the magazine IstoÉ Dinheiro. The result also makes Bradesco the first and only Brazilian in the Financial Times list of the world's 100 most valuable brands.

The table below shows Banco Bradesco S.A.'s percentage shares in relation to banking, insurance and service networks.

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Dec09
Banks – Source: Bacen (Central Bank)
Time Deposit	13,0
Savings Deposit	14,1
Sight Deposit	19,8
Loans (1)	12,6
Loans – Vehicles Personal (Direct-to-Consumer credit [CDC] + Leasing) (1)	19,6
Online Collection (Balance)	28,8
Branches – Quantity	18,2
Banks – Source: Federal Tax Authority /Data Processing Service (Serpro)
DARF – Federal Tax Authority Pay-in slip	21,3
DAS – Federal Tax Pay-in slip ("Simples" program)	16,9
Banks – Source: INSS / Dataprev
GPS – Social Insurance Pay-in slip	14.4 (*)
Payment of Benefits to Retirees and Pensioners	19,6
Banks – Source: Anbima
Investment Funds + Portfolios	16,6
Insurance, Pensions plans and Certificated savings plans – Source: Susep and ANS
Premiums – Insurance, Pension plans and Certificated savings plans	24,4
Insurance Premiums (including "VGBL" plans)	24,8
Premiums – Life and Personal Accident Insurance	16,8
Insurance Premiums – Auto / non-life (Auto / RE)	10,4
Insurance Premiums – Auto/third-party (Auto / RCF)	13,6
Premiums – Health insurance	48,7
Revenues from pension contributions (except "VGBL" plans)	25,5
Revenues from Certificated savings plans	19,7
Technical Provisions for Insurance, Pensions plans and Certificated savings plans	32,0
Insurance and Pensions – Source: Fenaprevi
Revenues from Premiums VGBL plans	34,0
Revenues from Contributions PGBL plans	20,4
Pension Investment Portfolio (including VGBL)	35,1
Credit Card – Source: Abecs
Credit Card Billing	19,6
Leasing – Source: ABEL
Active Transactions	19,5
Financing – Source: Bacen (Central Bank)
Vehicles (Portfolio) – incl. Banco Bradesco	19,8
Buying groups (consortiums) – Source: Bacen (Central Bank)
Homes / properties	27,3
Automobiles	23,3
Trucks, Tractors and Agricultural implements	14,6
International Dept – Source: Bacen (Central Bank)
Export Market	25,0
Import Market	18,4
(1) Central Bank data for December 2009 are preliminary;
(*) Base date: November 2009; and

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7.3 – Information on products and services relating to the operational segments

ii)  competitive conditions in its markets

Bradesco faces significant competition in all key areas of its operations, since the Brazilian banking and financial services markets are highly competitive and have been through intensive consolidation in recent years.

In 2009, Banco do Brasil concluded its acquisition of a controlling interest in Banco Nossa Caixa, which belonged to the São Paulo state government and arranged a strategic partnership through which it now holds 49.9% of voting capital and 50.0% of total capital of Banco Votorantim, thus regaining its position as Brazil's largest bank in terms of total assets.

On December 31, 2009, Brazil's public financial institutions held 42% of the domestic financial system's assets, followed by Brazilian private financial institutions (including financial conglomerates) with 40%, and financial institutions under foreign control with about 18%.

Public-sector financial institutions play an important role in banking in Brazil and basically work to the same legal and regulatory standards as private-sector financial institutions, except for the fact that certain banking transactions involving public entities must be made exclusively with public financial institutions (including but not only deposits of federal funds and deposits in court.)

On December 31, 2009, there were 137 financial conglomerates in Brazil, including multiple-service and commercial banks (including Caixa Econômica Federal), providing a full range of commercial banking services, such as consumer finance, investment banking services, brokerage, leasing, savings and loans and other financial services.

The credit card market in Brazil is highly competitive with approximately 136 million cards issued by December 31, 2009, according to the ABECS. Bradesco's chief competitors are Banco do Brasil, Banco Itaú Unibanco, Citibank, and Santander. Management believes that the principal competitive factors in this field are interest rates, annual fees, card distribution networks and benefits offered along with cards.

Another competitor of the credit card product is the postdated check, a popular form of deferred payment in Brazil, which enables customers to pay for products and services using checks written for future dates, which amounts to payment by installments over a longer term. Due to their convenience and growing acceptance, Bradesco believes credit cards will gradually replace postdated checks.

In general, the Brazilian leasing market is dominated by companies affiliated with vehicle and equipment manufacturers, and the major banks. Currently, Bradesco enjoys certain competitive advantages for having the largest service network among its competitors in the private sector.

The investment fund industry in Brazil ended 2009 managing R$ 1.366 trillion in assets, thus showing nominal growth of 22.2% on 2008. The variation was basically due to:

•      share prices rallying with the Bovespa index rising 82.6%, which contributed to 46% growth in equity funds' NAV;

•      the significant net inflow of R$ 35 billion into money market funds;

•      growing contributions to open-end private pension funds, which ended 2009 with a positive balance of R$ 23 billion; and

•      consolidation of the market for investment funds structured as receivables funds (FIDCs), private equity and real estate funds.

The funds industry had a year of recovery in terms of both returns and investments in units / fundshares. However, this positive balance was more significant in the private and institutional clients segments and less so in the retail segment due to high levels of remuneration on savings accounts. Bradesco's main competitors in this sector include Banco do Brasil, Banco Itaú Unibanco, Caixa Econômica Federal and Santander.

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Grupo Bradesco de Seguros e Previdência is leader in the Brazilian insurance market with a 24.4% market share, but faces increasing competition from Brazilian and multinational companies in all lines of insurance. On December 31, 2009, Bradesco's main competitors were: Cia. de Seguros Aliança do Brasil S.A., Itaú Unibanco Seguros S.A., Sul América Cia. Nacional de Seguros, Porto Seguros Cia. de Seguros Gerais, Santander Seguros, Caixa Seguros and HSBC Seguros, which together accounted for approximately 57.0% of total premiums generated in the market, according to information provided by SUSEP. Although Brazilian companies underwrote most insurance business, in health insurance especially Bradesco faces competition from local or regional firms that have lower operating costs and specialize in providing coverage for specific risk groups.

Competition in Brazil's insurance industry has changed dramatically in recent years as foreign companies started to form associations with Brazilian insurers with more experience in the local market. For example, the Dutch ING acquired an interest in one of the Sul América companies. Hartford has been operating in Brazil for some years through an association with Icatu AXA, Allianz, ACE, Generalli, Tokio Marine and other foreign insurers that offer insurance in Brazil through their own local structure.

Bradesco believes that the main competitive factors in this segment are price, financial stability, brand name recognition and services. In relation to branches, Bradesco believes competition is mainly based on level of services, including processing claims, automation and the development of long-term relationships with individual clients. The Bank believes that its ability to distribute insurance products through its branch network gives it a competitive advantage over most other insurers. Since most of its insurance products are offered through retail banks, Bradesco benefits from some cost savings and marketing synergies, compared with its competitors. However, this cost advantage could become less significant over time, as the large private banks start to use their own branch networks to offer insurance products through exclusive agents.

The process of monetary stabilization brought by the Real Plan has stimulated the private pension sector and attracted more international players to the Brazilian market, such as: Principal, which joined with Banco do Brasil to create Brasilprev; Hartford, which associated with Icatu; ING which associated with Sul América; Metlife; Nationwide; and others.

In addition to monetary stability, favorable tax treatment and the prospect of more far-reaching reform of the official pension system contributed to increased competition.

Currently, Bradesco Vida e Previdência holds the lead in the pension fund market with 36.3% of total assets under management in the sector, according to data from Fenaprevi.

Bradesco's main competitive advantages are its brand, the capillarity of the branch network, strategy, its pioneering role, and its innovative products.

Currency stability, more stable exchange rates, and inflation under control made the savings bond market more competitive after 1994. On December 31, 2009, Bradesco Capitalização was 2nd in the ranking with a 19.7% share of revenues from certificated savings plans and 20.2% in technical provisions, according to SUSEP.

The main competitors in the certificated savings plans sector: Brasilcap Capitalização S.A., Itaú Unibanco Capitalização S.A., Caixa Capitalização S.A., Santander Capitalização S.A., Icatu Hartford Capitalização S.A., Sul America Capitalização and HSBC Capitalização S.A. The main competitive factors in this business are providing low cost products with more frequent prize draws, security, financial stability and brand recognition.

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d)        Seasonality

Bradesco believes that seasonality does not significantly affect its business.

e)        Key inputs and raw materials, stating:

i)   description of relationships with suppliers, including whether they are subject to governmental control or regulation, with agencies and applicable legislation:

In the course of its business, Bradesco is subject to control or regulation by various agencies, basically under Law No. 4,595 known as the "Banking Reform Law," which dealt with Monetary Policy and Banking and Credit institutions, and set up the National Monetary Counsel (CMN).

The main regulatory bodies are:

CMN

The CMN is currently the highest authority responsible for Brazil's monetary and financial policy and for oversight of monetary, credit, budgetary, fiscal and public debt policies. The CMN has the following functions:

•      regulating loans by Brazilian financial institutions;

•      regulating Brazilian currency issues;

•      overseeing foreign currency and gold reserves in Brazil;

•      determining savings, foreign exchange and investment policies in Brazil; and

•      regulating capital markets in Brazil.

Banco Central

The Banco Central (Central Bank of Brazil) is responsible for:

•      implementing CMN monetary and credit policies;

•      regulating and supervising Brazil's public- and private-sector financial institutions;

•      controlling and monitoring incoming / outgoing flows of foreign currency in Brazil; and

•      overseeing the Brazilian financial market.

CVM

The CVM is responsible for regulating Brazilian securities markets in accordance with capital and securities market policies determined by the CMN.

The CVM is responsible for regulating and supervising mutual funds investing in equities. In addition, since November 2004, the CVM has had the authority to regulate and supervise fixed-income asset funds

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7.3 – Information on products and services relating to the operational segments

ii)  Any dependence on a small number of suppliers:

Not applicable. Bradesco does not depend on suppliers to conduct its business activities.

iii)          Possible volatility affecting its prices:

Price volatility, such as funds for loans, or interest rates charged on products, among others, depend on macroeconomic conditions and market rates, such as the basic interest rate, default levels and tax rates.

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7.4 – Customers accounting for more than 10% of total net revenues

Bradesco does not have any customers that account for more than 10% of the institution's total net revenues.

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7.5 – Material effects of state regulation on business

a.  requirement of government authorization to exercise activities and history of relationship with government to obtain these authorizations

Relationship with Public Administration

Bradesco maintains excellent relationships with the different supervisory and regulatory bodies mentioned below and with the market in general, which contributes to the proper performance of its functions, as shown by the high standards required of the various bodies and agencies that oversee the activities of the Bank, and by the strict regulations covering the activities of financial institutions, both in Brazil and abroad (the Federal Reserve, NYSE, SEC, Latibex, etc.), and the requirements derived from its status as a publicly held company with shares listed on several stock exchanges.

The Brazilian financial market is regulated by the National Monetary Council (CMN) and disciplined by the Brazilian Securities Commission (CVM), the Central Bank of Brazil (BACEN) and the Private Insurance Superintendence (SUSEP). The Central Bank has jurisdiction over all financial institutions, SUSEP regulates the private insurance industry and CVM regulates the specific institutions of the securities market. Each plays one or more roles in setting standards, regulation, supervision and advice relating to the activities of the Brazilian financial system. They also have an important role as self-regulatory bodies, mainly represented by the stock market and commodities exchange.

National Monetary Council (CMN)

The CMN is the financial system's highest authority. It is the source of major economic policy guidelines for the financial system's regulatory bodies.

Central Bank of Brazil (Banco Central do Brasil, or BACEN)

It is the prerogative of the Central Bank of Brazil to grant the authorization required for a financial institution to operate in the country. In the ambit of its supervisory power and oversight, this Federal Authority may also apply penalties and fines to any person or entity not having authorization to exercise the activity germane to or exclusively a financial institution.

Financial institutions may only operate in the country with authorization from the Central Bank of Brazil or an Executive Power decree, if they are foreign.

Brazilian Securities Commission (CVM)

The CVM is the government agency charged with ensuring the integrity of the functioning of the Brazilian capital market. Its duties are regulating and supervising the activities of investors, financial intermediaries, stock exchanges and publicly traded companies in Brazil. The CVM also acts as the agency enforcing CMN resolutions.

b.        Issuer environmental policy and costs incurred for compliance with environmental regulation, and other environmental practices if applicable, including adherence to international standards of environmental protection

Corporate Policy for Environmental Responsibility

1.         Introduction

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7.5 – Material effects of state regulation on business

Environmental protection and social inclusion are now major challenges for human development and business perpetuity.

Bradesco, being very much aware of this situation, and consisting of several companies operating different business segments, feels that it is its duty to consolidate its social and environmental policy and declare herein its concern for the sustainable development of the planet and its ecosystems, its respect for human dignity and for disseminating a culture of environmental responsibility.

2.         Objective

This document consolidates "Corporate Social and Environmental Responsibility Policy", hereinafter "Policy" and has the following objectives:

a)     to define social and environmental guidelines (item 6 in this document) to be followed in the Bradesco environment, which are based on terminology and principles detailed in this document (items 4 and 5 respectively);

b)     to be used as a constant source of reference when taking any measure or action that may have a socio-environmental impact, in order to ensure compliance with the Organization's principles; and

c)      to be used as a source of guidance for our employees and collaborators, and to foster their awareness as to the social and environmental role of Bradesco.

3.         Scope

The policy covers all Bradesco units without exception for the development of their activities, business and operations.

4.         Terminology

In order to ensure correct comprehension of this document, the following expressions are used with the meanings shown below:

4.1.     Environment

All human surroundings and habitat influencing or supporting human life ways. In its more technical meaning, we may deduce that this is a set of physical, chemical and biological conditions, laws, influences and interactions that provide support for and govern life in all its forms.

4.2.     Environmental responsibility

A set of practices, actions and initiatives to put into effect the principle of social and environmental function, in the ambits of government, business or non-governmental organizations, by adopting, implementing and managing social and environmental activities to benefit the community, and enhancing the quality of life and human development through preventive, educational, cultural, artistic, sporting and social welfare initiatives, protection of human rights, labor, environmental and social justice and support for combating corruption and bribery, among others.

4.3.     Sustainable development

Strategy for developing economic activity in consonance with social demands and issues and conscious use of the resources available in our environment. It aims to meet the demands of the present without compromising the ability of future generations to meet their own needs too.

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7.5 – Material effects of state regulation on business

4.4.     Stakeholders

All those directly or indirectly involved in the projects, activities, business and operations of an organization (shareholders, lenders, customers, suppliers, employees, consultants, communities, government, trade or professional associations, trade unions and NGOs, among others).

4.5.     Corporate governance

The system through which companies are managed and monitored, involving relationships between investors / shareholders, board of directors, departmental directors, independent auditors, supervisory council or audit committee and other stakeholders, based on transparency, fairness, accountability and corporate responsibility. The purpose of good corporate governance practices is to augment the value of society, facilitate its access to capital, and contribute to its perpetuity.

4.6.     Corporate responsibility

This is a broader view of business strategy, including all relationships with the community in which the company operates, in which management must ensure sustainability for organizations (long-term vision, sustainability); therefore, social and environmental considerations must be brought in when defining business ventures and operations.

5.         Principles

The following principles are advocated as the basis for governing socio-environmental issues in Bradesco:

5.1.     Relating to sustainable development

a)     Bradesco believes in the importance of developing Brazil and is aligned with the best practices worldwide that advocate sustainability and corporate governance. It therefore sees sustainable growth, represented by the triple tenet of economic, environmental and social development, as an important component of corporate responsibility, adding value to business management and fostering environmental responsibility.

b)     Bradesco declares its firm commitment to practice, encourage and enhance social and environmental responsibility, work for convergence of its business goals with the needs and interests of the community it serves, work for sustainable growth in a healthy environment and to use transparent and ethical methods.

c)      Bradesco works to preserve ecosystems and optimize the use of resources, and non-renewable resources in particular.

5.2.     Relating to social and environmental responsibility

a)     Values

Bradesco sees environmental responsibility as one of its corporate values.

b)     Vocation / citizenship

b.1)    Bradesco exercises its corporate citizenship in order to foster recognition of social and environmental responsibility.

b.2)    Recognizing the importance of education, sports and social work are areas in which Bradesco has deep roots, such as the work of the Bradesco Foundation in different regions of the country, bringing free education and vocational education for children, young people and adults, acting as a sociocultural reference for the communities in which it operates.

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7.5 – Material effects of state regulation on business

b.3)    Bradesco repudiates forced labor and child labor.

5.3.     Relating to social and environmental legislation

Bradesco believes that compliance with applicable legislation is a fundamental responsibility.

5.4.     Relating to social and environmental commitments

Bradesco also sees as essential the fulfillment of commitments, guidelines and safeguards set forth in Brazilian and international "Principles," "Protocols," "Agreements" and "Treaties" relating to social and environmental responsibility for which Bradesco has been a signatory or adhered to their terms.

6.         Guidelines

These guidelines based on the above principles must direct all social and environmental initiatives or measures taken by Bradesco:

a)     working for the convergence of its business objectives with the aspects of environmental responsibility, adding value to all stakeholders;

b)     developing and marketing products and services, and offering credit lines to customers who respect the spirit of social and environmental awareness, thus ratifying the Organization's commitment to corporate responsibility;

c)      support partnership, sponsorship and cooperation with governmental bodies, NGOs and market entities aimed at developing and fostering environmental responsibility initiatives in various segments of civil society;

d)     for the purposes of selecting suppliers and service providers, including those demonstrably engaged with and practicing environmental responsibility, thus being in compliance to the principles stated in this document;

e)     maintaining and fostering an ethical and transparent approach at all levels of activities and business relationships, rejecting and combating any form of illegality, such as corruption or bribery;

f)      ensuring compliance with legislation governing social and environmental issues when developing and carrying out Bradesco economic activities;

g)     adopting responsible policies for lending to customers and their internal procedures, and whenever it believes necessary taking preventive, remedial or restorative measures for environmental impacts, to be used in these cases, when appraising risk in project finance;

h)     stipulating that borrowers for projects that pose potential social and environmental risks be required to have action plans to mitigate risks, and monitoring the project's phases throughout the loan period;

i)       adopting internal policies in order to rationalize the use of nonrenewable resources, recover and use recycled materials, ensure appropriate treatment for waste and disposable materials and foster preservation of the environment;

j)      raise awareness and train employees and advise service providers on social and environmental issues, emphasizing the concepts of citizenship, ecology and responsibility;

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7.5 – Material effects of state regulation on business

k)     working for society to share the benefits of globalization through a more inclusive and egalitarian market;

l)       upholding the principles of social justice and human rights, rejecting exploitation, especially child labor;

m)    supporting education and occupational training for children, young people and adults, broadening the horizons of work and citizenship;

n)     adopting internal policies that value diversity in order to foster balance in relationships with the Organization's different publics;

o)     disseminate, recognize and support projects related to the practice of sports in the communities in which we operate, thus fostering respect for others, team spirit, dedication, persistence and the spirit of achievement through sports;

p)     developing, deploying and maintaining a system of social and environmental management to normalize, gauge the scale and monitor the performance of Bradesco environmental initiatives; and

q)     making our work known through corporate reporting and – for those whom it may concern – providing information relating to social and environmental actions initiatives carried out by the Organization.

7.         Responsibilities and duties

7.1.     Responsibility for obeying and fulfilling this policy rests with the management, departmental directors, all members of staff and other collaborators of Bradesco;

7.2.     The Executive Committee for Environmental Responsibility, a non-statutory body, has the following duties as defined in specific bylaws:

a)     keeping policy consistent and current, adding new items or deleting items completely or partially, whenever such changes are deemed relevant by the Committee;

b)     encouraging and monitoring implementation of this policy within Bradesco through regular and special meetings analyzing issues related to environmental responsibility, for decision-making purposes;

c)      Based on this policy, fostering corporate sustainability strategies, initiatives and measures, reconciling economic development with environmental responsibility; and

d)     acting in accordance with specific rules, this policy and the Corporate Code of Ethics.

c)         dependence on relevant patents, trademarks, licenses, concessions, franchises, or royalty agreements to develop business

There is no dependence on patents, trademarks, licenses, concessions, franchises, royalty agreements relevant for the development of Banco Bradesco.

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7.6 – Material revenues from other countries

a.         revenues from customers attributed to the issuer's country of origin and their share of the issuer's total net revenues

On December 31, 2009, Bradesco obtained R$ 61.598 billion in revenues in Brazil itself, which corresponded to 97.9% of its total of R$ 62.899 billion.

b.        revenues from customers attributed to each foreign country and their share of the issuer's total net revenues

Bradesco does not obtain significant revenues from clients attributed to foreign countries.

c.         total revenues from foreign countries and their share of the issuer's total net revenues

Bradesco does not obtain significant revenues from its holdings in foreign countries.

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7.7 – Effects of foreign regulation on business activities

Since they do not provide significant revenues, the specific regulations of other countries in which Bradesco has business do not have significant impacts on the Bank's operations.

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7.8 – Material long-term relationships

Since there are no significant revenues from other countries in which Bradesco does business, their specific regulations have no significant impacts on the Bank's operations.

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7.9 – Other material information

There is no further information that we believe to be significant.

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8.1 – Description of the economic conglomerate

a.         Direct and indirect controllers

On December 31, 2009, Bradesco's share capital consisted of 1,557,766,368 common shares (3,034,700 of them held in treasury) and 1,557,766,207 preferred shares (2,906,600 of them held in treasury), with no par value. At an Extraordinary General Meeting held on December 18, 2009, there was a capital increase with a bonus of 10% in shares (one new share of the same type for every 10 shares held by shareholders registered with the Bank on 01.19.2010 with these shares added to shareholders' positions on 01.22.2010), with the issue of 311,553,258 new registered book-entry shares with no nominal value, 155,776,637 of them common shares and 155,776,621 preferred shares. The Extraordinary General Meeting held on March 10, 2010, canceled 6,676,340 registered book-entry shares with no par value, held in treasury, of which 3,338,170 were common shares and 3,338,170 preferred shares, including the 10% bonus in the total. After the events described above the company's share capital remains divided into 3,420,409,493 registered book entry shares with no nominal value, of which 1,710,204,835 were common shares and 1,710,204,658 preferred shares.

The following chart shows Banco Bradesco's stock ownership structure on December 31, 2009:

ELO PART. E INV. S.A. (MANAGEMENT / EMPLOYEES)
53.70% ON
26.07% TOTAL
NOVA CIDADE DE DEUS
FUNDAÇÃO BRADESCO (1)
46.30% ON
100.00% PN
73.93% TOTAL
44.91% ON
44.91% TOTAL
AGUIAR FAMILY
21.89% ON
21.89% TOTAL
CIDADE DE DEUS
33.20% ON
33.20% TOTAL
48.38% ON
0.02% PN
24.20% TOTAL
25.13% ON
100.00% PN
60.41% TOTAL
BES
BANK OF TOKYO MITSUBISHI – UFJ (MUFG)
74.72% ON
39.51% TOTAL
NCF
0.15% ON
0.08% TOTAL
7.96% ON
3.98% TOTAL
2.49% ON
1.25% TOTAL
2.40% ON
1.47% PN
1.93% TOTAL
MARKET
21.73% ON
97.52% PN
59.62% TOTAL
BANCO BRADESCO
17.04% ON
0.99% PN
9.02% TOTAL

(1)    Bradesco's executive board and board of directors comprise the board of governors of Fundação Bradesco, which is the latter's highest decision making body.

Note.:    Share ownership interests listed in this chart are shown irrespective of shares held in Treasury.

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8.1 – Description of the economic conglomerate

Cidade de Deus Participações, a holding company, directly owns 48.38% of voting capital and 24.20% of the total capital of Bradesco. Cidade de Deus Participações in turn is owned by the Aguiar Family, Fundação Bradesco and another holding company, Nova Cidade de Deus Participações S.A. referred to as "Nova Cidade de Deus". Nova Cidade de Deus is held by Fundação Bradesco and Elo Participações.

There have been no significant changes in the percentage holdings of any of the principal shareholders in the last five years.

b.        Subsidiaries and affiliates

Principal companies with direct and indirect holdings, included in consolidated financial statements.

	Business	Total holding
		2009	2008	2007
Financial business – country
Alvorada Cartões, Crédito, Financiamento e Investimentos S.A.	Banking	100.00%	100.00%	100.00%
Banco Alvorada S.A. (1)	Banking	99.94%	99.88%	99.88%
Banco Bradesco Financiamentos S.A. (2)	Banking	100.00%	100.00%	100.00%
Banco Bankpar S.A.	Banking	100.00%	100.00%	100.00%
Banco Bradesco BBI S.A. (3)	Investment Bank	98.35%	98.33%	100.00%
Banco Boavista Interatlântico S.A.	Banking	100.00%	100.00%	100.00%
Bankpar Arrendamento Mercantil S.A.	Leasing	100.00%	100.00%	100.00%
Banco Bradesco Cartões S.A.	Banking	100.00%	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	Managing purchasing groups (consortiums)	100.00%	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	Leasing	100.00%	100.00%	100.00%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Broker/dealer	100.00%	100.00%	100.00%
BRAM – Bradesco Asset Management S.A. DTVM	Asset management	100.00%	100.00%	100.00%
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Broker/dealer	100.00%	100.00%	-
Banco Ibi S.A. (4)	Banking	100.00%	-	-
Cielo S.A. (5)(6)(7)(8)(9)(10)	Provision of services	26.56%	39.26%	39.76%
Financial business – Foreign
Banco Bradesco Argentina S.A.	Banking	99.99%	99.99%	99.99%
Banco Bradesco Luxembourg S.A.	Banking	100.00%	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (11)	Banking	100.00%	100.00%	100.00%
Banco Bradesco New York Branch	Banking	100.00%	100.00%	100.00%
Banco BMC S.A. Grand Cayman Branch (12)	Banking	-	100.00%	100.00%
Banco Bradesco S.A. Nassau Branch	Banking	100.00%	100.00%	100.00%
Bradesco Securities, Inc.	Broker/dealer	100.00%	100.00%	100.00%
Bradesco Securities, UK.	Broker/dealer	100.00%	100.00%	-
Insurance, pensions plans, and certificated savings plans business
Atlântica Capitalização S.A.	Certificated savings plans	100.00%	100.00%	100.00%
Bradesco Argentina de Seguros S.A.	Insurance	99.90%	99.90%	99.90%
Bradesco Auto/RE Companhia de Seguros	Insurance	100.00%	100.00%	100.00%
Bradesco Capitalização S.A.	Certificated savings plans	100.00%	100.00%	100.00%
Bradesco Saúde S.A.	Insurance / health	100.00%	100.00%	100.00%
Bradesco Dental S.A. (13)	Insurance / dental health	-	100.00%	-

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8.1 – Description of the economic conglomerate

OdontoPrev S.A. (14)	Insurance / dental health	43.50%	-	-
Bradesco Seguros S.A.	Insurance	100.00%	100.00%	100.00%
Bradesco Vida e Previdência S.A.	Pensions/insurance	100.00%	100.00%	100.00%
Atlântica Companhia de Seguros	Insurance	100.00%	100.00%	100.00%
Other business
Átria Participações Ltda.	Holding	100.00%	100.00%	100.00%
Andorra Holdings Ltda.	Holding	54.01%	54.01%	54.01%
Bradescor Corretora de Seguros Ltda.	Insurance Broker	100.00%	100.00%	100.00%
Bradesplan Participações Ltda.	Holding	100.00%	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	Acquisition of credit receivables	100.00%	100.00%	100.00%
CPM Holdings Limited (7)	Holding	49.00%	49.00%	49.00%
Columbus Holdings S.A.	Holding	100.00%	100.00%	-
Nova Paiol Participações S.A.	Holding	100.00%	100.00%	100.00%
Scopus Tecnologia Ltda.	Information Technology	100.00%	100.00%	100.00%
Tempo Serviços Ltda.	Provision of services	100.00%	100.00%	100.00%
União Participações Ltda.	Holding	100.00%	100.00%	100.00%
(1)	Holding increased due to fully subscribed capital increase in April 2009;
(2)	Current name of Banco Finasa BMC S.A.;
(3)	Holding increased due to fully subscribed capital increase in December 2009;
(4)	Company acquired October 2009;
(5)	Companies whose auditing services were provided by other independent auditors in 2008;
(6)	Companies whose auditing services were provided by other independent auditors in 2009;
(7)	Companies consolidated proportionally pursuant CMN Resolution No. 2,723/00 and CVM Instruction No. 247/96;
(8)	Reduction in holding due to partial disposal in June and July 2009;
(9)	Consolidating the specific purpose company Brazilian Merchant Voucher Receivables Limited, which was used for securitization of future inflows of credit-card receivables for customers resident abroad;
(10)	Current name of Companhia Brasileira de Meios de Pagamento – Visanet;
(11)	Consolidating the specific purpose company International Diversified Payment Rights Company, which was used in securitization of future inflows of payment orders received from abroad
(12)	Branch absorbed by Banco Bradesco S.A. Grand Cayman Branch – March 2009;
(13)	Company absorbed by OdontoPrev October 2009; and
(14)	Holding received for absorption of Bradesco Dental S.A., in October 2009.

c.         Issuer's holdings in the group of companies

Banco Bradesco holdings in group companies are listed in item 8.1.”b”.

d.        Holdings of the group's companies in the issuer

No group company has a holding in Banco Bradesco.

e.        Companies under common control

The following companies are under common control: Cielo S.A., OdontoPrev S.A. and CPM Holdings Limited – as listed in item 8.1.”b”.

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8.2 – Organizational structure of the conglomerate

8.2.     Should the issuer so wish, insert a chart for the conglomerate with the issuer included, as long as it is compatible with the data shown in item 8.1.

See items 8.1.a and 8.1.b of this reference form.

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8.3 – Restructuring operations

Reasons for not filling out table:

In the fiscal years 2007, 2008 and 2009 there were no restructuring operations in the conglomerate having significant effects for the company.

PAGE 126 /623

8.4 – Other material information

There is no further information that we believe to be significant.

PAGE 127 /623

9.1 – Significant noncurrent assets – other

There are no other significant non-current assets that have not been disclosed in this item.

PAGE 128 /623

9.1 – Significant non-current asset items / 9.1.a – Fixed assets

Description of real estate asset	Country – location	State – location	Municipality – location	Type of property
Head office – Cidade de Deus	Brazil	SP	Osasco	Leased
Alphaville center	Brazil	SP	Barueri	Leased
Administrative center	Brazil	AM	Manaus	Leased

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9.1 – Significant non-current asset items / 9.1.b – Patents, trademarks, licenses, concessions, franchises and technology transfer agreements

Reasons for not filling out table:

There are no significant non-current assets for the development of Bradesco's business that are covered by this item.

PAGE 130 /623

9.1 – Significant non-current asset items / 9.1.c – Equity holdings

Business name	Corporate Tax No. (CNPJ)	CVM code No.	Type of company	Country	State head office	Municipality	Description of business developed	Issuer interest (%)
Fiscal year	Book value – variation %	Market value – variation %	Dividends received (BRL)		Date	Amount (BRL)
Banco Bradesco BBI S.A.	06.271.464/0001-19	-	Subsidiary	Brazil	SP	Osasco	Investment Bank	98.350000
				Market value
12/31/2009	15.000000	0.000000	2,316,397.70	Book value	12/31/2009	5,903,074,000.00
12/31/2008	259.900000	0.000000	603.57
12/31/2007	18.300000	0.000000	0.00
Reasons for acquiring and holding this interest
The company is part of Organização Bradesco's strategy and was founded to consolidate, provide focus and develop new niches in business related to local and international capital markets.
Banco Bradesco Cartões S.A.	59.438.325/0001-01	-	Subsidiary	Brazil	SP	Osasco	Banking	100.000000
				Market value
12/31/2009	30.400000	0.000000	0.00	Book value	12/31/2009	345,877,000.00
12/31/2008	98.100000	0.000000	412,535.03
12/31/2007	0.000000	0.000000	0.00
Reasons for acquiring and holding this interest
The company is part of Organização Bradesco's strategy and was founded to consolidate, centralize and develop focus in credit card related business.
Banco Bradesco Financiamentos S.A.	07.207.996/001-50	-	Subsidiary	Brazil	SP	Osasco	Banking	100.000000
			Market value
12/31/2009	3.100000	0.000000	5,018,588.79	Book value	12/31/2009	23,243,636,000.,00
12/31/2008	0.000000	0.000000	0.00
12/31/2007	0.000000	0.000000	0.00
Reasons for acquiring and holding this interest
The company is part of Organização Bradesco's strategy and its principal business is vehicles loans and leasing for Organização Bradesco customers and non-customers.
Bradesco Administradora de Consórcios Ltda.	52.568.821/0001-22	-	Subsidiary	Brazil	SP	Osasco	Managing purchasing groups (consortiums)	100.000000

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9.1 – Significant non-current asset items / 9.1.c – Equity holdings

Business name	Corporate Tax No. (CNPJ)	CVM code No.	Type of company	Country	State head office	Municipality	Description of business developed	Issuer interest (%)
Fiscal year	Book value – variation %	Market value – variation %	Dividends received (BRL)		Date	Amount (BRL)
				Market value
12/31/2009	10.300000	0.000000	1,687,936.74	Book value	12/31/2009	506,106,000.00
12/31/2008	62.200000	0.000000	50,000,000.00
12/31/2007	47.800000	0.000000	25,408,753.64
Reasons for acquiring and holding this interest
The company is part of Organização Bradesco's strategy and its business is managing buying plans (consortiums) in the housing, automobiles, trucks and tractor segments.
Bradesco Auto/RE Companhia de Seguros	92.682.038/0001-00	-	Subsidiary	Brazil	RJ	Rio de Janeiro	Casualty and personal insurance of all types in accordance with current legislation.	100.000000
				Market value
12/31/2009	8.300000	0.000000	0.00	Book value	12/31/2009	1,233,911,000.00
12/31/2008	576.000000	0.000000	0.00
12/31/2007	-78.200000	0.000000	0.00
Reasons for acquiring and holding this interest
The company complements Organização Bradesco's core business by acting in automobile and non-life insurance.
Bradesco Capitalização S.A.	33.010.851/0001-74	-	Subsidiary	Brazil	SP	São Paulo	All transactions allowed certificated savings plans companies under current legal and regulatory provisions.	100.000000
				Market value
12/31/2009	97.200000	0.000000	0.00	Book value	12/31/2009	562,225,000.00
12/31/2008	-58.900000	0.000000	0.00
12/31/2007	51.700000	0.000000	0.00
Reasons for acquiring and holding this interest
The company complements Organização Bradesco's core business by acting in the certificated savings plans segment.
Bradesco Leasing S.A. – Arrendamento Mercantil	47.509.120/0001-82	1964-0	Subsidiary	Brazil	SP	Osasco	Leasing	100.000000

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9.1 – Significant non-current asset items / 9.1.c – Equity holdings

Business name	Corporate Tax No. (CNPJ)	CVM code No.	Type of company	Country	State head office	Municipality	Description of business developed	Issuer interest (%)
Fiscal year	Book value – variation %	Market value – variation %	Dividends received (BRL)		Date	Amount (BRL)
				Market value
12/31/2009	9.300000	0.000000	0.00	Book value	12/31/2009	3,350,150,000.00
12/31/2008	18.000000	0.000000	0.00
12/31/2007	8.700000	0.000000	0.00
Reasons for acquiring and holding this interest
The company is part of Organização Bradesco's strategy and acts in the leasing segment.
Bradesco Saúde S.A.	92.693.118/0001-60	-	Subsidiary	Brazil	RJ	Rio de Janeiro	Private insurance exclusively in the heath care business of all types as defined in current legislation.	100.000000
				Market value
12/31/2009	15.200000	0.000000	0.00	Book value	12/31/2009	2,655,208,000.00
12/31/2008	23.000000	0.000000	0.00
12/31/2007	1.900000	0.000000	0.00
Reasons for acquiring and holding this interest
The company complements Organização Bradesco's core business by acting in health insurance.
Bradesco Seguros S.A.	33.055.146/0001-93	-	Subsidiary	Brazil	SP	São Paulo	Casualty and personal insurance of all types in accordance with current legislation.	100.000000
				Market value
12/31/2009	70.200000	0.000000	0.00	Book value	12/31/2009	2,681,822,000.00
12/31/2008	-40.300000	0.000000	0.00
12/31/2007	0.000000	0.000000	0.00
Reasons for acquiring and holding this interest
The company complements Organização Bradesco's core business by acting in insurance.
Bradesco Vida e Previdência S.A.	51.990.695/0001-37	-	Subsidiary	Brazil	SP	Osasco	Life insurance of all types, personal insurance, and open pension plans.	100.000000

PAGE 133 /623

9.1 – Significant non-current asset items / 9.1.c – Equity holdings

Business name	Corporate Tax No. (CNPJ)	CVM code No.	Type of company	Country	State head office	Municipality	Description of business developed	Issuer interest (%)
Fiscal year	Book value – variation %	Market value – variation %	Dividends received (BRL)	Date	Amount (BRL)
Market value
12/31/2009	96.200000	0.000000	0.00	Book value	12/31/2009	2,934,462,000.00
12/31/2008	-54.100000	0.000000	0.00
12/31/2007	90.200000	0.000000	0.00
Reasons for acquiring and holding this interest
The company complements Organização Bradesco's core business by acting in private pensions and insurance.
Bradseg Participações Ltda.	02.863.655/0001-19	-	Subsidiary	Brazil	SP	Osasco	Insurance	100.000000
Market value
12/31/2009	27.100000	0.000000	786,744,311.00	Book value	12/31/2009	11,141,771,000.00
12/31/2008	0.000000	0.000000	2,405,991,737.76
12/31/2007	0.000000	0.000000	0.00
Reasons for acquiring and holding this interest
Subsidiary founded to centralize interests in the insurance and certificated savings plans businesses.

PAGE 134 /623

9.2 – Other material information

There is no further information that we believe to be significant.

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10.1 – General financial and equity conditions

a)         general financial and equity conditions

•                2007

In 2007, Brazil's GDP grew 6.1% and the Brazilian real appreciated 17.1% against the dollar to reach R$ 1.7713 per R$ 1.00 on December 31, 2007 against R$ 2.1380 per R$ 1.00 on December 31, 2006. The Central Bank gradually cut the interest rate in the course of 2007, from 13.25% in December 2006 to 11.25% in December 2007.

The year 2007 was marked by severe turbulence and much volatility on international markets. Uncertainties were magnified by the impact of the housing loans crisis in the United States and Europe on emerging economies such as Brazil, which were holding up well and relatively comfortable. Even in this turbulent environment, Brazil was upgraded by Moody's, which rated it just one level from investment grade. Despite uncertainties over the extent of the global slowdown already underway, commodities exported by Brazil continued to be influenced mainly by strong demand from China and other developing countries. The Brazilian economy posted a very satisfactory growth rate of over 5% in 2007. The basis of this growth was business and consumer confidence in light of a favorable job market with inflation remaining stable.

Low inflation, social programs and in particular abundant credit were behind the growth of Brazil's retail trade at rates similar to those seen in Asia. Total bank lending amounted to around 33.4% of GDP in 2007, and delinquency remained under control at its historic level.

Net income for the year reached R$ 8.010 billion, corresponding to R$ 3.97 earnings per share and 31.44% annualized return on average equity. Annualized return on average total assets was 2.67%, against 2.17% the previous year. Consolidated total shareholders’ equity totaled R$ 30.357 billion and net total assets were R$ 341.144 billion.

Based on the strategy of making credit more widely available and continued expansion and diversification of the offer of credit through its extensive network of branches, points of service, postal banks and its 0800 Credit Call Center, Bradesco drove volume through direct lending and partnerships with market agents, and other forms of personal credit such as loans against payroll deduction.

•      The end-year balance of consolidated loans rose 57.71% in the period to R$ 159.150 billion, including trade finance (advances on currency exchange contracts, or ACCs), guarantees and sureties, credit card receivables and leasing.

•      The consolidated balance of provisions for doubtful debtors was R$ 7.826 billion.

The Bank had 18.809 million account holders and accounted for 17.41% of the Brazilian savings and loan system (locally SBPE).

Total funding plus funds managed by Bradesco reached R$ 482.971 billion at the end of the year, showing an increase of 24.93% on the previous year, consisting of:

•      R$ 171.957 billion in demand deposits, time deposits, interbank and other deposits, open market and savings accounts;

•      R$ 177.486 billion in assets under management, including mutual funds, managed portfolios and shares or units in third-party funds, showing growth of 20.65% on the same period of the previous year;

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10.1 – General financial and equity conditions

•      R$ 69.473 billion in the forex portfolio, borrowings and onlending loans, own working capital, collection and payment of taxes and other similar contributions, proceeds from issues of subordinated debt securities in Brazil and other funding;

•      R$ 58.526 billion in actuarial provisions for insurance, open pension plans and certificated savings plans, which was 19.13% up on the previous year; and

•      R$ 5.529 billion in external funding from public and private issues, subordinated debt, and securitized future financial flows (US$ 3.121 billion).

•                2008

In 2008, GDP grew 5.1% and the Brazilian real depreciated 31.9% against the dollar to reach R$ 2.3370 per US$ 1.00 on December 31, 2008, against R$ 1.7713 per US$ 1.00 on December 31, 2007. The Central Bank gradually raised the benchmark interest rate from 11.25% in December 2007 to 13.75% in December 2008.

Fiscal year 2008 was marked by a turning point in the cycle of robust global growth after the period of many structural changes that had started in 2004 and favored developing countries such as Brazil. This turnaround saw the emergence of the most severe crisis of the last 70 years, characterized primarily by a pronounced process of de-leveraging that became more acute from September onwards and affected various interconnected markets. The main consequences of this process were financial volatility and instability in the banking systems of many countries, credit restrictions and reduced capital flows, changing quotations for asset and commodity prices, and higher levels of risk aversion.

Despite the unfavorable international context, the Brazilian economy behaved well for most of the year, and for the second consecutive year growth reached around 5%. Household consumption and investment continued to act as the main drivers for economic growth, favored by a mood of greater consumer and business confidence, with credit and income rising too. Inflationary pressures due to a mismatch between demand and supply – potentiated by high commodity prices until mid-year – led to monetary tightening as a response, which played a decisive part in Brazil's avoidance of the high rates of inflation experienced by several other countries. In this environment, Brazil obtained much sought after investment grade rating in the first half-year, in a highly volatile period on global markets. Another highlight was the strong inflow of foreign direct investment (FDI), which reached US$ 40 billion for the first time in history.

Net income for the fiscal year was R$ 7.620 billion, corresponding to R$ 2.48 per share and an annualized return of 23.76% on average equity. Annualized return on average total assets was 1.93%, against 2.67% the previous year. Consolidated total shareholders’ equity totaled R$ 34.257 billion and net total assets were R$ 454.413 billion.

The increased volume of Bradesco's loans, through both direct loans and partnerships with market agents, and other lines of personal credit, such as loans made against payroll deductions, was based on the strategy of democratizing credit and the continued expansion and diversification of the credit offering through the extensive branch network, points of service and postal bank outlets, as well as various alternative channels such as ATMs, round the clock services (Autoatendimento Bradesco Dia & Noite), Internet Banking, telephone services (Fone Fácil), mobile phone banking (Bradesco Celular), and the 0800 credit call center.

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10.1 – General financial and equity conditions

•      The end-year balance for consolidated loans rose 34.21% in the period to R$ 213.602 billion, including trade finance (advances on currency exchange contracts, or ACCs), guarantees and sureties, credit card receivables and leasing.

•      The consolidated balance of provisions for doubtful debtors was R$ 10.263 billion.

The Bank had 20.081 million account-holder customers and an 18.00% share of Brazil's savings and loan system (SBPE).

At the end of the period, Bradesco's total funding and funds under management reached R$ 597.615 billion, showing an increase of 23.74% on the previous year, broken down as follows:

•      R$ 244.470 billion in demand deposits, time deposits, interbank and other deposits, open market and savings accounts;

•      R$ 187.151 billion in assets under management, including mutual funds, managed portfolios and shares or units in third-party funds, showing growth of 5.45% on the same period of the previous year;

•      R$ 92.944 billion recorded in the forex portfolio, lending and onlending, own working capital, collection and payment of taxes and other similar contributions, proceeds from issues of subordinated debt securities in Brazil and other funding;

•      R$ 64.587 billion in actuarial provisions for insurance, open pension plans and certificated savings plans, which was 10.36% up on the previous year; and

•      R$ 8.463 billion in foreign borrowing through public and private issues, subordinated debt, and securitized future financial flows (US$ 3.621 billion).

•                2009

In 2009, the Brazilian real appreciated 25.5% against the dollar to reach R$ 1.7412 per R$ 1.00 on December 31, 2009 against R$ 2.3370 per US$ 1.00 on December 31, 2008. The Central Bank gradually cut the basic interest rate from 13.75% in December 2008 to 8.75% in December 2009.

There were very pessimistic assessments for the world economy at the beginning of 2009, but the year ended with consistent signs of recovery, although the pace differed from one country to another. Certain significant uncertainties remain in the developed world, where adjustments underway will mean consumption growing more slowly than in recent years. At the same time, the outlook points to challenges related to the extent of fiscal deterioration observed in these countries as part of their counter-cyclical response to the risk of economic depression.

Brazil tackled the challenges posed by the crisis and coped very well. Using its room for maneuver to introduce counter cyclical policies, the main component of GDP (household consumption) grew slowly and did not follow its historical pattern of retreating during periods of great turbulence. The contraction in investment – which temporarily halted the growth cycle of the previous five years – unequivocally pointed to a change – with high capacity utilization, a favorable outlook for domestic demand and opportunities created by the World Cup and the Olympics, as well as new offshore oil reserves in the pre-salt layer. Brazil is now emerging as one of the leading foreign direct investment targets for global companies.

Net income was R$ 8.012 billion in the year, corresponding to R$ 2.34 per share and of 21.41% annualized return on average shareholders’ equity. Annualized return on average total assets was 1.66%, against 1.93% the previous year. Consolidated net shareholders’ equity totaled R$ 41.754 billion and the total balance of assets R$ 506.223 billion.

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10.1 – General financial and equity conditions

Based on its strategy of democratizing credit and continuing expansion and diversification of its credit offerings, Bradesco stepped up its volume of lending both directly and through partnerships with market agents, and through other lines of personal credit, such as loans against payroll or paycheck deductions, through its extensive branch network, other points of service and post-office banking, in addition to the 0800 credit call center.

•      The end-year balance for consolidated lending rose 6.78% in the period to R$ 228.078 billion, including trade finance (advances on currency exchange contracts, or ACCs), guarantees and sureties, credit card receivables and leasing.

•      The consolidated balance of doubtful debtor provision was R$ 16.313 billion.

In all, the Bank has 20.910 million account holders and accounts for 17.73% of the Brazilian savings and loans system (SBPE).

At the end of the year, the total amount of funding and managed assets reached R$ 702.065 billion, which was 17.48% higher than the previous year, consisting of:

•      R$ 284.346 billion in demand deposits, time deposits, interbank and other deposits, open market and savings accounts;

•      R$ 247.700 billion in assets under management, including mutual funds, managed portfolios and shares or units in third-party funds, showing growth of 32.35% on the same period of the previous year;

•      R$ 86.411 billion in the forex portfolio, lending and onlending, own working capital, collection and payment of taxes and other similar contributions, proceeds from issues of subordinated debt securities in Brazil and other funding;

•      R$ 75.572 billion in actuarial provisions for insurance, open pension plans and certificated savings plans accounts, which was 17.01% up on the previous year;

•      R$ 8.036 billion in external funding through public and private issues, subordinated debt, and securitized future financial flows (US$ 4.615 billion).

b)        capital structure and possibility of redemption of shares or units, stating: i) cases in which redemption is possible; ii) formula used to calculate redemption value

There are no possible cases of redemption of the Company's shares other than those legally stipulated

c)         ability to repay financial commitments

Bradesco is fully capable of repaying all its financial commitments since it conducts a daily review of its policy of managing assets and liabilities in order to ensure sufficient liquidity for withdrawals, deposits, paying off other obligations on falling due, extending loans or other forms of credit to its customers, and meeting its own needs for working capital for investment purposes. The following data show assets and liabilities grouped by maturity/due date.

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10.1 – General financial and equity conditions

We submit our balance of assets by due date

	R$ '000
	1 to 30 days	31 to 180 days	181 to 360 days	Over 360 days	Term indefinite	Total

Assets
Current and long-term receivables	264,892,023	73,763,685	34,218,838	123,153,749	-	496,028,295
Cash and due from banks	6,946,563	-	-	-	-	6,946,563
Interbank investments	84,014,995	23,461,341	2,243,038	1,077,439	-	110,796,813
Securities and derivative financial instruments (1)	112,399,041	1,183,473	2,741,485	30,294,736	-	146,618,735
Interbank and Interdepartmental accounts	18,235,972	686	836	485,722	-	18,723,216
Loans and leasing	20,210,533	41,689,940	25,109,483	70,448,288	-	157,458,244
Other receivables and other assets	23,084,919	7,428,245	4,123,996	20,847,564	-	55,484,724
Permanent assets	185,160	885,043	844,144	6,673,399	1,607,051	10,194,797
Investments	-	-	-	-	1,260,.819	1,260,819
Premises and equipment and leased assets	49,782	248,911	298,693	2,474,336	346,232	3,417,954
Intangible assets	135,378	636,132	545,451	4,199,063	-	5,516,024
Total on December 31, 2009	265,077,183	74,648,728	35,062,982	129,827,148	1,607,051	506,223,092
Total on December 31, 2008	251,683,627	52,258,067	41,822,570	107,188,414	1,460,365	454,413,043
Total on December 31, 2007	189,906,595	43,838,132	26,843,510	79,534,348	1,021,179	341,143,764
Liabilities
Current and long-term liabilities	243,666,788	23,845,786	31,095,923	164,220,184	522,360	463,351,041
Deposits (2)	83,561,376	9,372,739	11,547,447	66,591,522	-	171,073,084
Federal funds purchased and securities sold under agreements to repurchase	74,550,284	3,395,355	8,644,541	26,682,866	-	113,273,046
Proceeds from issuing securities	402,172	897,707	2,067,772	4,114,933	-	7,482,584
Interbank and Interdepartmental accounts	2,950,154	-	-	-	-	2,950,154
Borrowings and onlendings	2,330,397	6,.612,478	5,262,746	13,122,115	-	27,327,736
Derivative financial instruments	183,601	101,867	149,707	96,019	-	531,194
Technical provisions for insurance, pensions plans and certificated savings plans (2)	54,785,150	1,689,198	1,015,251	18,082,322	-	75,571,921
Other liabilities:
– Subordinated debt	79,980	172,026	68,454	22,261,157	522,360	23,103,977
– Other	24,823,674	1,604,416	2,340,005	13,269,250	-	42,037,345
Deferred income	320,625	-	-	-	-	320,625
Minority interest in subsidiaries	-	-	-	-	797,675	797,675
Shareholders equity	-	-	-	-	41,753,751	41,753,751
Total on December 31, 2009	243,987,413	23,845,786	31,095,923	164,220,184	43,073,786	506,223,092
Total on December 31, 2008	200,022,806	23,944,909	24,780,135	170,381,210	35,283,983	454,413,043
Total on December 31, 2007	169,937,636	23,258,815	20,399,023	96,453,686	31,094,604	341,143,764
Cumulative net assets on December 31, 2009	21,089,770	71,892,712	75,859,771	41,466,735	-	-
Cumulative net assets on December 31, 2008	51,660,821	79,973,979	97,016,414	33,823,618	-	-
Cumulative net assets on December 31, 2007	19,968,959	40,548,276	46,992,763	30,073,425	-	-
(1)	Applications in investment funds are rated 1 – 30 days; and
(2)

Sight deposits, savings accounts and technical provisions for insurance, pensions plans and certificated savings plans, represented by the "VGBL" and "PGBL" products are rated as 1 -30 days term, irrespective of the historic average turnover.

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10.1 – General financial and equity conditions

Subordinated debt – 2008

R$ '000
Stock	Issue	Value of transaction	Due	Remuneration	008	007
Brazil:
CDB subordinated	Mar/02	528,550	2012	100.0% of DI rate – Cetip	1,491,106	1,326,962
CDB subordinated	June/2002	41,201	2012	100.0% of CDI rate + 0,75% p.a.	118,116	104,318
CDB subordinated	Oct/2002	200,000	2012	102.5% of CDI rate	523,332	464,367
CDB subordinated	Oct/2002	500,000	2012	100.0% of CDI rate + 0,87% p.a.	1,348,412	1,189,455
CDB subordinated	Oct/2002	33,500	2012	101.5% of CDI rate	86,707	77,028
CDB subordinated	Oct/2002	65,150	2012	101.0% of CDI rate	167,425	148,821
CDB subordinated	Nov/02	66,550	2012	101.0% of CDI rate	170,618	151,659
CDB subordinated	Nov/02	134,800	2012	101.5% of CDI rate	346,449	307,773
CDB subordinated	Jan/06	1,000,000	2011	104.0% of CDI rate	1,448,262	1,282,838
CDB subordinated	Feb/2006	1,171,022	2011	104.0% of CDI rate	1,681,976	1,489,856
CDB subordinated	Mar/06	710,000	2011	104.0% of CDI rate	1,005,496	890,645
CDB subordinated	June/2006	1,100,000	2011	103.0% of CDI rate	1,488,845	1,320,323
CDB subordinated	Jul/06	13,000	2011	102.5% of CDI rate	17,537	15,561
CDB subordinated	Jul/06	505,000	2011	103.0% of CDI rate	680,211	603,219
CDB subordinated	Aug/2006	5,000	2011	102.5% of CDI rate	6,652	5,903
CDB subordinated	May/2007	995,978	2012	103.0% of CDI rate	1,206,822	1,070,223
CDB subordinated	Oct/2007	13,795	2012	100.0% of CDI rate + 0.344% p.a.	15,891	14,092
CDB subordinated	Oct/2007	110,000	2012	IPCA + (7.102% p.a. to 7.367% p.a.)	128,311	112,319
CDB subordinated	Nov/07	390,000	2012	100.0% of CDI rate + 0.344% p.a.	445,894	395,426
CDB subordinated	Nov/07	164,000	2012	IPCA + (7.446% p.a. to 7.593% p.a.)	190,772	166,912
CDB subordinated	Dec/2007	1,552,500	2012	100.0% of DCI rate + 0.344% p.a.	1,758,841	1,557,446
CDB subordinated	Dec/2007	10,000	2012	IPCA + 7.632% p.a.	11,559	10,116
CDB subordinated	Jan/08	30,000	2012	100.0% of DCI rate + 0.344% p.a.	33,713	-
CDB subordinated	Feb/2008	85,000	2012	IPCA + (7.44% p.a. and 7.897% p.a.)	95,386	-
CDB subordinated	Feb/2008	200,000	2012	100.0% of CDI rate + 0.4914% p.a.	222,843	-
CDB subordinated	April/2008	20,000	2013	IPCA + 7.90% p.a.	22,048	-
CDB subordinated	May/2008	10,000	2013	IPCA + 8.20% p.a.	10,927	-
CDB subordinated	Jul/08	230,000	2013	100.0% of CDI rate + 1.0817% p.a.	245,864	-
CDB subordinated	Nov/08	1,000,000	2014	112.0% of CDI rate	1,018,009	-
Subordinated debentures	Sept/2001	300,000	2008	100.0% of CDI rate + 0.75% p.a.	-	310,950
Subordinated debentures	Nov/01	300,000	2008	100.0% of CDI rate + 0.75% p.a.	-	305,284
Subtotal – Brazil		11,485,046			15,988,024	13,321,496
Abroad:
Subordinated debt (dollar)	Dec/2001	353,700	2011	Rate of 10.25% p.a.	350,356	265,087
Subordinated debt (yen)(1)	April/2002	315,186	2012	Rate of 4.05% p.a.	317,826	241,092
Subordinated debt (dollar)	Oct/2003	1,434,750	2013	Rate of 8.75% p.a.	1,182,936	895,867
Subordinated debt (euro)	April/2004	801,927	2014	Rate of 8.0% p.a.	735,689	591,864
Subordinated debt (dollar)(2)	jun/05	720,870	-	Rate of 8.875% p.a.	705,940	535,058
Issuing costs over fundings (3)	-	-	-	-	(32,205)	(32,232)
Subtotal – abroad		3,626,433			3,260,542	2,496,736
Grand total		15,111,479			19,248,566	15,818,232

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10.1 – General financial and equity conditions

(1)	Including "swap" cost for the dollar, the rate rises to 10.15% per annum;
(2)

Perpetual subordinate debt in the amount of US$ 300,000,000 issued June 2005 with an exclusive total redemption option for the issuer through authorization from the Central Bank, on condition of it being: (i) five years after issue date and then each due date for interest charges; or (ii) at any time if there is a legal alteration in Brazil or abroad that may cause added costs for issuer and if the latter is notified in writing by the Central Bank that the securities may no longer be included in consolidated capital for the purpose of calculating its solvency ratio; and

(3)	Pursuant CVM Instruction No. 556 and CPC No. 08, expenses associated with borrowings are shown as deductions from the latter and accrued to income depending on the term of the transaction.

Subordinated debt – 2009

					R$ '000
Due	Original term – years	Value of transaction	Currency	Remuneration	2009	2008
Brazil:
Subordinate CDB:
2011	5	4,504,022	R$	102.5% – 104.0% of CDI rate	6,979,342	6,328,979
2012	5	3,236,273	R$	103.0% of CDI rate or 100.0% of CDI rate + 0.344% p.a. or IPCA + (7.102% p.a. – 7.,632% p.a.)	4,152,514	3,758,090
2013	5	575,000	R$	100.0% of CDI rate + (0.344% p.a. – 0.87% p.a.) or IPCA + (7.44% p.a. – 8.20% p.a.)	700,900	630,781
2014	6	1,000,000	R$	112.0% of CDI rate	1,131,496	1,018,009
2015	6	1,294,696	R$	108.0% and 112.0% of CDI rate or IPCA + (6.92% p.a. – 8.70% p.a.)	1,364,642	-
2012	10	1,569,751	R$	100.0% of DI rate – CETIP or 100.0% of CDI rate + (0.75% p.a. – 0.87% p.a) or 101.0% – 102.5% of CDI rate	4,689,431	4,252,165
Related to loan transation (3)
2009 to 2013	2 to 5	1,913	R$	100.0% – 106.0% of CDI rate or Rate from 8,29% to 14,88% p.a.	2,368	2,466
2009 to 2011	up to 2	289,059	R$		304,003	435,630
Subtotal – Brazil		12,470,714			19,324,696	16,426,120
Abroad:
2011	10	353,700	US$	Rate 10.25% p.a.	261,487	350,356
2012 (1)	10	315,186	Yen	Rate 4.05% p.a.	236,799	317,826
2013	10	1,434,750	US$	Rate 8.75% p.a.	882,067	1,182,936
2014	10	801,927	Euro	Rate 8.00% p.a.	570,412	735,689
Indefinite (2)		720,870	US$	Rate 8.875% p.a.	525,966	705,940
2019	10	1,333,575	US$	Rate 6.75% p.a.	1,328,427	-
Issuing costs over fundings					(25,877)	(32,205)
Subtotal – abroad		4,960,008			3,779,281	3,260,542

PAGE 142 /623

10.1 – General financial and equity conditions

Grand total	17,430,722	23,103,977	19,686,662

(4)	Including "swap" cost for the dollar, the rate rises to 10.15% per annum;
(5)

Perpetual subordinate  debt in the amount of US$ 300,000,000 issued June 2005 with an exclusive total redemption option  for the issuer through authorization from the Central Bank, on condition of it being: (i) five years after issue date and then each due date for interest charges; or (ii) at any time if there is a legal alteration in Brazil or abroad that may cause added costs for  issuer  and if the latter is notified in writing by the Central Bank that the securities may no longer be included in consolidated capital for the purpose of calculating  its solvency ratio; and

(6)	Refers to subordinated CDB transactions associated with loans that are not part of reference equity level II pursuant Circular No. 2,953/01.

d)        sources of financing used for working capital and for investment in non-current assets

e)        sources of financing for working capital and investments in non-current assets to be used to cover liquidity shortfalls

f)         levels of indebtedness and characteristics of debts, describing also: i) significant loan and financing agreements; ii) other long term relationships with financial institutions; iii) levels of subordination between debts

•                Principal sources of funding

	R$ million
	Dec/09	Dec/08	Dec/07
Demand deposits + Investment account	35,663	28,612	29,420
Savings deposits	44,162	37,769	32,813
Time deposits	90,496	97,414	35,717
Subtotal deposits	170,321	163,795	97,950
Debentures	37,702	36,138	32,144
Loans and onlending	27,328	31,947	23,410
Proceeds from issuing securities	7,482	9,011	6,488
Subordinated debt	23,104	19,687	15,818
Total	265,937	260,578	175,810

•                Liquidity and financing

Central Bank requirements for compulsory deposits determine our minimum levels of liquidity. We periodically review our policies for managing assets and liabilities in order to ensure sufficient liquidity for withdrawals, deposits, paying off other obligations on falling due, extending loans or other forms of credit to our customers, and meeting our own needs for working capital for investment purposes.

Our Treasury department acts as a support center for our commercial segments, managing our liquidity and financing positions and fulfilling our investment objectives, in line with our policy for managing assets and liabilities. It is also responsible for setting fees for our products, including foreign exchange and interbank transactions. The Treasury department covers any shortage of financing funds by borrowing in the interbank market in order to maximize efficient use of our deposit base, and invests any surplus in liquid instruments in the interbank market.

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10.1 – General financial and equity conditions

We have used our excess liquidity to invest in government bonds and expect to continue to do so, subject to regulatory requirements and considerations for investments. Our main sources of funding are:

•      demand deposits, savings and time deposits, also interbank deposits; and

•      debentures, loans and onlending, proceeds from issues of securities and subordinated debt.

•                Deposits

Deposits are our most important source of funding. Our net deposits over the years have progressed as follows:

•      in 2009, the balance of deposits rose around 4% on 2008, due primarily to an increase in demand deposits and savings; and

•      in 2008, our balance of deposits rose around 67% on 2007, due primarily to an increase in time deposits.

Deposits accounted for approximately 64% of total liabilities on December 31, 2009. Our deposits basically consist of time deposits and savings denominated in Brazilian reais, which earn interest, and demand deposits, denominated in Brazilian reais, which do not pay interest. Our savings and demand deposits on December 31, 2009 rose on December 31, 2008 due to growth of our customer base. On December 31, 2008 we had approximately 20.1 million account holder customers and 35.8 million savings accounts, against 20.9 million account holder customers and 37.7 million savings accounts on December 31, 2009.

•                Debentures

The positive variation seen in 2009 and 2008 basically reflects: a) placements of these securities, which are used as collateral for repos; and b) higher interest rates charged on these transactions compared with time deposits, which have declined due to the return of liquidity to the market.

•                Loans and onlending

The variation in fiscal year 2008, compared with the 2007 balance, was due to the increased volume of loans and onlending internationally and in Brazil (mainly Finame and BNDES funds), influenced by the exchange rate variation of 31.9% in fiscal 2008, which impacted lending and onlending denominated in and/or indexed to foreign currencies.

On comparing 2009 to 2008 year on year, the reduction was due to: a) negative exchange rate variation of 25.5%, which directly impacted lending and onlending denominated in and/or indexed to foreign currency, partly offset by; b) the increased volume of funds for loans and onlending in Brazil, mainly through Finame and BNDES transactions.

•                Proceeds from issues of securities

The variation in 2008 on 2007 was primarily due to: a) the increased volume of MT100 receivables notes securitizing future payment flows; b) funding through agribusiness credit notes; c) exchange rate variation of 31.9% in 2008; offset by: d) reduction in outstanding balance on debentures, repurchased from customers and redirected to repos; and e) reduced balance of MTN program issues.

Comparing 2009 with 2008, the reduction was mainly due to: a) exchange rate losses of 25.5%, which directly impacted MT100 notes; b) reduced proceeds from debentures due to repurchase from third parties in the second quarter of 2009; and offset by: c) more transaction with agribusiness credit notes.

PAGE 144 /623

10.1 – General financial and equity conditions

•                Subordinated debt

Bradesco's subordinated debt totaled R$ 23.104 billion (R$ 3.779 billion other countries and R$ 19.325 billion in Brazil) in December 2009.

In Brazil, in fiscal year 2009, we issued R$ 1.295 million in subordinated CDBs maturing in 2015. Internationally, Bradesco concluded its US$ 750 million issue of subordinated notes. Note that only R$ 10.951 billion of all our subordinated debt is used to calculate the Basel index, in light of the maturity for each subordinated debt issue. In 2008, we issued R$ 1.575 billion in subordinated CDBs in Brazil.

•                Additional sources of liquidity

In certain circumstances, we may obtain emergency funds from the Central Bank of Brazil through a transaction referred to as "rediscount". This is discount lending from the Central Bank to a financial institution backed by the latter's holdings of Federal Government bonds. The total amount of Federal Government of bonds held by a financial institution as "bonds to be traded" sets the limit for these transactions. Banco Bradesco did not undertake any such transaction for liquidity purposes.

iv)       any restrictions imposed on the issuer, in particular relating to limits on indebtedness and new borrowing, payment of dividends, disposal of assets, new issues of securities, and sale or transfer of corporate control

No restrictions of this kind apply to Bradesco.

g)         limits on use of funding obtained

- Minimum short-term liquidity limits are set by the guidelines issued by internal committees, the executive board and the board of directors. The purpose of these limits is to ensure sufficient liquidity and cover expected minimum requirements. Bradesco reviews these limits periodically, and projects cash requirements on this basis.

h)        significant alterations to the financial statement by item

There are no significant alterations to items in the Organization's financial statements.

PAGE 145 /623

10.2 – Operational and financial results

a)        results of issuer's operations, in particular: i) description of any major components of revenues; ii) factors that materially affect operating results.

The table below shows financial information for fiscal years ended December 31, 2009, December 31, 2008 and December 31, 2007. Note that we shall use management's statement of income to ensure better comprehension, comparability and analysis. For more information on details of management adjustments, we suggest consulting the Notice to the Market released 07.03.2009.

R$ million	Management Income Statement
	2009	2008	2007
Financial margin (NIM)	29,730	23,143	20,375
– Interest	27,228	22,938	19,225
– Non-interest	2,502	205	1,150
DD provision	(12,963)	(6,922)	(5,132)
Gross income from intermediation	16,767	16,221	15,243
Income from insurance, pension plans and certificated savings plans (*)	1,983	2,255	711
Fee and commission income	11,616	10,744	10,416
Personnel expenses	(7,967)	(7,390)	(6,774)
Other administrative expenses	(9,493)	(8,307)	(7,121)
Tax expenses	(2,535)	(2,230)	(2,416)
Income from interests in affiliates	200	136	42
Other operating income / expenses	(2,539)	(1,304)	(517)
Operating income	8,032	10,125	9,584
Non-operating income	2,570	263	69
IR / CS (taxes)	(2,566)	(2,729)	(2,432)
Minority interest	(24)	(34)	(11)
Net income	8,012	7,625	7,210

(*) Income from insurance, pension plans and certificated savings plans = insurance premiums, pension plans and certificated savings plans –  variation in insurance and pensions technical provisions  – claims retained – prize-draws and redemptions of certificated savings plans – selling expenses for insurance, pensions and prize-draw certificated savings plans.

In 2009, net income totaled R$ 8.012 billion, and showed an increase of 5.1% or R$ 387 million on the previous year, despite the negative impact of the economic downturn in the 1st half of 2009. Therefore, our return on average shareholders’ equity (ROAE) reached 21.4%. Return on average assets (ROAA) in fiscal year 2009 was 1.7%.

Bradesco's net income for 2008 reached R$ 7.625 billion, showing an increase of 5.8% on 2007. Therefore, our return on average shareholders’ equity (ROAE) reached 23.8%. Return on average assets (ROAA) was 1.9% in 2008.

We shall proceed to comment on the main items that have influenced the results of the last three accounting periods:

PAGE 146 /623

10.2 – Operational and financial results

•               Financial margin

In 2009, our financial margin showed a 28.5% increase (R$ 6.587 billion) on 2008 due to the following factors: a) an increase of R$ 4.290 billion in income from interest-bearing transactions, basically due to growth in the average volume of business; and b) an increase in "non-interest" income in the amount of R$ 2.297 billion, basically from higher gains from treasury/ securities.

In 2008, our financial margin rose R$ 2.768 billion on 2007, basically due to: a) growth in income from interest-bearing transactions amounting to R$ 3.713 billion; b) offset by a reduction in "non- interest" income in the amount of R$ 945 million due to lower gains from treasury/securities due to the effects of volatility on world financial markets in the 2nd half of 2008.

•               Doubtful debtor provision

In 2009, Doubtful debtor provision showed a variation of R$ 6.041 million on 2008, mainly due to the need for adequate levels of provisioning in light of the weak performance of the economy, especially in the 1st half of 2009, and additional reinforcements for DDP.

In 2008, doubtful debtor provisions showed a variation of R$ 1.790 million on 2007. The variation was substantially due to a 34.2% increase in loan volume in 2008. A highlight was the 24.6% increase in personal loans, especially "consumer finance," which by nature require higher volumes of provisioning.

•               Income from insurance, pension plans and certificated savings plans

Net income for 2009 was R$ 2.723 billion (against R$ 2.648 billion in the same period of 2008), showing an annual return on stockholder equity of 27.1%.

Revenue for 2009 reached R$ 26.3 billion, to show 13.8% growth on the same period of the previous year. Net income was up 2.8% on 2008, due to: a) higher financial income, despite lower interest rates; b) the net effect of payment of taxes under the program for dividing tax debts into installments – Law No. 11,941/09 (REFIS); c) increased equity earnings, offset in part: d) by setting aside the above mentioned technical provisions; and e) the 6% increase in the rate of the social contribution on net profit (CSLL tax).

The Insurance group's net income in November 2009 accounted for 36.5% of net income of the entire Brazilian insurance market. (Source: Susep). The Insurance group's technical provisions accounted for 31.8% of those of the insurance market in November 2009, according to Susep and ANS data.

In 2008, the R$ 1.543 billion variation on the previous year was basically due to: a) insurance transactions, R$ 957 million, of which R$ 855 million due mainly to the additional health insurance provision made in 2007; and b) pension plans, R$ 540 million, due to increased volume of business.

•               Fee and commission income

In 2009, revenues from services showed R$ 872 million growth on the year 2008, mainly due to increased credit card segment transactions and an excellent performance from underwriting in the capital market, in addition to increased business and our customer-base growth of about 4.0% in the previous 12 months.

In 2008, growth on 2007 was mainly due to the increased volume of transactions. Highlights were increases in "Card Revenues" and "Fund Management", mitigated by lower levels from "Loans", due to the impact of tariff realignment and the end of the Credit Registration Fee (locally TAC) for personal loans in 2008.

PAGE 147 /623

10.2 – Operational and financial results

•               Personnel expenses

In 2009, there was an increase of R$ 577 million on 2008, mainly due to: a) R$ 505 million in the "structural" component, basically related to higher salaries and charges; and b) in "non-structural" component, the amount of R$ 72 million basically for supplementary provision for the profit sharing program (locally PLR).

In 2008, personnel costs rose by R$ 616 million from 2007, largely due to: a) growth in the number of points of service (from 29,982 in 2007 to 38,183 in 2008, which includes 3,359 branches) and consequent hiring of new staff (from 82,773 in 2007 to 86,622 in 2008) as well as higher salaries under collective bargaining agreements in 2007 (6%), plus benefits and other items, amounting to R$ 439 million and the 2008 collective bargaining agreement (8.15% to 10%) of R$ 158 million (R$ 42 million related to current value of labor obligations and R$ 116 million increase in payroll); and b) higher expenses for labor claims provision amounting to R$ 20 million.

•               Administrative expenses

In 2009, administrative expenses rose R$ 1.186 billion on 2008, mainly due to the growing number of points of service, volume of business and customer base.

In 2008, administrative expenses showed an increase of R$ 1.186 million due to: a) organic growth; b) the effect of growing volumes of business; c) investments in improvement and optimization of the technological platform (IT Improvement Project); and d) contractual adjustments.

•               Tax expenses

In 2009, tax expenses rose R$ 305 million on 2008, mainly due to higher PIS/Cofins taxation paid on taxable income derived from increased financial margin and fee and commission income in the period.

In 2008, tax expenses were R$ 186 million less than in 2007, due mainly to: a) lower CPMF tax expenses in the amount of R$ 252 million, since this CPMF contribution (tax) was abolished in 2008; and b) increased PIS/Cofins expenses of R$ 69 million due to growth of taxable income.

•               Other operational revenues and expenses

In 2009, "Other operational revenues and expenses" posted increased operational expenses on 2008, in the amount of R$ 1.235 billion, net of other operating revenues, caused primarily by higher operational provisions, largely contingency provisions related to past economic plans, offset in part by the net impact of tax payments under the program for the payment by installment of tax debits – Law No. 11,941 / 09 (REFIS).

In 2008, the increase of R$ 787 million on the previous year, was due primarily to: a) the R$ 235 million increase in sundry losses; b) the R$ 259 million increase in operating provisions; c) R$ 170 million increased amortization of prepaid expenses under operational agreements; and d) R$ 122 million in increased commission on placements of debt.

b)        revenue variations due to changes in prices, exchange rates, inflation, and volumes, and introduction of new products and services

PAGE 148 /623

10.2 – Operational and financial results

c)         the impact of inflation, variations in prices of key inputs and products, the exchange rate and interest rate on the issuer's operating income and financial results

•               Sensitivity analysis

As good governance practice in risk management, Bradesco has an ongoing process for managing its positions, which includes control of all positions exposed to market risk using measures consistent with best practices internationally and the New Capital Accord – Basel II. Moreover, we would emphasize that financial institutions have their leverage, limits and risk controls regulated by the Central Bank.

The proposed exposure limits are validated by specific business committees and submitted for approval by the Integrated Risk Management and Capital Allocation Committee, observing the limits set by the board of directors, depending on the objectives of positions, which are divided into the following portfolios:

•      Trading portfolio: consists of all transactions in financial instruments and commodities, including derivatives that are held for trading or to hedge other trading portfolio instruments, and are not subject to negotiability limitations. Transaction held for trading are those intended for resale, to obtain arbitrage benefits from actual or expected price movements; and

•      Banking portfolio: transactions not classified in the Trading Portfolio. Consists of structural transactions derived from the Organization's different lines of business and any hedges it may have.

The tables below show sensitivity analysis for financial exposures (trading and banking portfolios), and does not reflect the way in which market risk for these exposures is managed on a daily basis by the Organization.

The impacts of the banking portfolio's financial exposure (particularly the interest rate and price indices factors) shown in the next table do not necessarily represent potential accounting losses for the Organization for the following reasons:

•      part of the loans in the banking portfolio is financed by demand deposits and/or savings, which provide a "natural hedge" against any interest rate fluctuations;

•      for the banking portfolio, fluctuating interest rates do not have a material impact on the institution's results, since it aims to hold loans through maturity; and

•      derivatives transactions in the banking portfolio are there to hedge transactions with clients, or to hedge investments made in foreign currencies, also tax effects of possible exchange rate fluctuations

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10.2 – Operational and financial results

In December 31, 2009 – R$ '000
Risk factors	Trading and Banking portfolios	Scenarios (1)
	Definition	1	2	3
Interest Rate in BRL	Exposures subject to varying predetermined interest rates and interest-rate coupon	(3,983)	(901,254)	(1,729,973)
Price indices	Exposures subject to varying price-index coupons	(7,437)	(1,052,419)	(1,871,014)
Forex coupon	Exposures subject to varying foreign-currency coupons	(95)	(2,949)	(5,889)
Foreign currency	Exposures subject to currency rate variations	(337)	(8,434)	(16,868)
Equities	Exposures subject to share-price variations	(12,251)	(306,264)	(612,529)
Sovereigns / Eurobonds and Treasuries	Exposures subject to variations in the interest rate on securities traded on the international market	(1,083)	(54,670)	(103,964)
Other	Exposures not covered by the previous definitions	-	(14)	(28)
Total without correlation		(25,186)	(2,326,004)	(4,340,265)
Total with correlation		(16,960)	(1,810,669)	(3,369,293)
(1) Net of tax effects

In December 31, 2008 – R$ '000
Risk factors	Trading and Banking portfolios	Scenarios (1)
	Definition	1	2	3
Interest Rate in BRL	Exposures subject to varying predetermined interest rates and interest-rate coupon	418,731	(975,863)	(2,194,417)
Price indices	Exposures subject to varying price-index coupons	726,008	(183,528)	(1,054,060)
Forex coupon	Exposures subject to varying foreign-currency coupons	6,852	(4,349)	(14,989)
Foreign currency	Exposures subject to currency rate variations	(2,401)	(78,717)	(155,033)
Equities	Exposures subject to share-price variations	56,072	(301,510)	(659,093)
Sovereigns / Eurobonds and Treasuries	Exposures subject to variations in the interest rate on securities traded on the international market	(100,077)	(241,801)	(384,274)
Other	Exposures not covered by the previous definitions	-	(11)	(23)
Total without correlation		-	(1,785,779)	(4,461,889)
Total with correlation		1,105,185	(1,503,720)	(3,605,738)
(1) Net of tax effects

The sensitivity analysis shown below applies exclusively to the trading portfolio and shows exposures that may have significant impacts on the Organization's results. Note that the results show impacts for each scenario in a static portfolio position for the dates 12.31.2009 and 12.31.2008. Given the dynamic nature of the market, these positions are continuously changing and do not necessarily reflect the position stated. In addition, our ongoing market risk management process is constantly tapping market dynamism to find ways of mitigating/minimizing risk, following strategy formulated by senior management. If there are signs of deterioration in a certain position, we take proactive measures to minimize any negative effects and maximize risk/return ratios for the Organization.

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10.2 – Operational and financial results

In December 31, 2009 – R$ '000
Risk factors	Trading Portfolios	Scenarios (1)
	Definition	1	2	3
Interest Rate in BRL	Exposures subject to varying predetermined interest rates and interest-rate coupon	(766)	(170,612)	(336,518)
Price indices	Exposures subject to varying price-index coupons	(270)	(39,565)	(77,676)
Forex coupon	Exposures subject to varying foreign-currency coupons	(3)	(141)	(279)
Foreign currency	Exposures subject to currency rate variations	(337)	(8,434)	(16,868)
Equities	Exposures subject to share-price variations	(1,285)	(32,126)	(64,252)
Sovereigns / Eurobonds and Treasuries	Exposures subject to variations in the interest rate on securities traded on the international market	(746)	(18,661)	(36,375)
Other	Exposures not covered by the previous definitions	-	(14)	(28)
Total without correlation		(3,407)	(269,553)	(531,996)
Total with correlation		(1,881)	(205,907)	(406,008)
(1) Net of tax effects

The sensitivity analysis was based on the scenarios shown below, assuming that these impacts would have negative effects on our positions.

Scenario 1: based on market information as of 12.31.2009 (BM & FBovespa, Anbima, etc), shocks were applied for a 1 basis point interest rate hike and 1% price variation. For example: with the Brazilian real/dollar rate at R$ 1.76 and the fixed interest rate on 1-year bonds at 10.51% per annum.

Scenario 2: 25% shocks were determined based on the market data of 12.31.2009. For example: with the Brazilian real/dollar rate at R$ 2.18 and the 1-year bond fixed interest rate at 13.13% per annum and with fluctuations in other risk factors accounting for 25% shocks in their yield curves or prices.

Scenario 3: 50% shocks were determined based on the market data of 12.31.2009. For example: with the Brazilian real/dollar rate at R$ 2.62 and the 1-year bond fixed interest rate at 15.75% per annum and with fluctuations in other risk factors accounting for 50% shocks in their yield curves or prices.

In December 31, 2008 – R$ '000
Risk factors	Trading Portfolios	Scenarios (1)
	Definition	1 (*)	2	3
Interest Rate in BRL	Exposures subject to varying predetermined interest rates and interest-rate coupon	6,471	(223,487)	(443,847)
Price indices	Exposures subject to varying price-index coupons	125,658	(153,181)	(414,332)
Forex coupon	Exposures subject to varying foreign-currency coupons	5,794	(728)	(7,075)
Foreign currency	Exposures subject to currency rate variations	(2,401)	(78,717)	(155,033)
Equities	Exposures subject to share-price variations	1,142	(733)	(2,608)
Sovereigns / Eurobonds and Treasuries	Exposures subject to variations in the interest rate on securities traded on the international market	(65,781)	(171,986)	(281,599)
Other	Exposures not covered by the previous definitions	-	(12)	(23)
Total without correlation		-	(628,844)	(1,304,517)
Total with correlation		70,883	(446,200)	(929,857)
(*) Scenario 1 (probable) compiled to include correlation between risk factors.
(1) Net of tax effects

The sensitivity analysis for December 31, 2008 was based on the following scenarios:

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10.2 – Operational and financial results

Scenario 1: the likely scenario for the risk factors based on market data (BM & FBovespa, Anbima, etc.) such as the yield curve for future interest rates. For example: with the Brazilian real/dollar rate at R$ 2.35 and the 1-year fixed interest rate at 11.60% per annum.

Scenario 2: 25% shocks were determined based on the market on 12.31.2008 and applied to Scenario 1. For example: with the Brazilian real/dollar rate at R$ 2.93 and the 1-year bond fixed interest rate at 14.64% per annum and with fluctuations in other risk factors accounting for 25% shocks in their yield curves or prices.

Scenario 3: 50% shocks were determined based on the market on 12.31.2008 and applied to Scenario 1. For example: with the Brazilian real/dollar rate at R$ 3.52 and the 1-year bond fixed interest rate at 17.68% per annum and with fluctuations in other risk factors accounting for 50% shocks in their yield curves or prices.

•               Liquidity risk

Liquidity risk is the possibility of the Organization not having sufficient funds to meet its commitments due to mismatches between payments and receipts, given the different currencies and repayment dates of its rights and obligations.

Bradesco's liquidity policy sets the minimum levels the Organization must maintain, and determines instruments for liquidity management in both normal and crisis scenarios. Control of liquidity risk is independently conducted on a daily basis, with reports forwarded to units or areas involved in management and control, and to the executive board.

•               Exchange rate sensitivity

Most of our operations are expressed in Brazilian reais. Our policy is to avoid substantial exchange rate mismatches, and includes using derivative instruments as hedging against the effects of such mismatches on income, including for tax purposes. Generally, however, we may at any particular time have long-term liabilities denominated in foreign currencies (mainly the US dollar) or indexed to them. Consolidated foreign currency exposure is the net difference between total assets indexed or denominated in foreign currency and total liabilities indexed or denominated in foreign currency, including off-balance sheet derivative financial instruments.

Our foreign currency position basically reflects our purchases and sales of foreign currency (primarily US dollars) for Brazilian exporters and importers, other financial institutions in the interbank market, and the forward and spot money markets. The Central Bank regulates our maximum net position in foreign currency, outstanding, short and long.

The composition of our assets, liabilities and net equity and net position by currency on December 31, 2009, December 31, 2008 and December 31, 2007 is shown below. Our foreign currency assets are mostly denominated in Brazilian reais but indexed to foreign currencies, mainly the US dollar. Most of our foreign currency liabilities are in US dollars.

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10.2 – Operational and financial results

R$ '000	December 31, 2009			December 31, 2008	December 31, 2007
	Balance	Brazil	Foreign (1)(2)	Foreign (1)(2)	Foreign (1)(2)
Assets
Current and long-term receivables	496,028,295	461,012,453	35,015,842	48,998,814	31,602,849
Cash and due from banks	6,946,563	5,507,365	1,439,198	3,472,821	523,132
Interbank investments	110,796,813	107,218,687	3,578,126	5,717,083	2,342,836
Securities and derivative financial instruments	146,618,735	138,529,746	8,088,989	7,874,279	7,602,537
Interbank and Interdepartmental accounts	18,723,216	18,349,807	373,409	45,348	11,401
Loans and leasing	157,458,244	143,037,362	14,420,882	13,828,806	12,051,988
Other receivables and other assets	55,484,724	48,369,486	7,115,238	18,060,477	9,070,955
Permanent assets	10,194,797	10,187,899	6,898	9,263	4,927
Investments	1,260,819	1,260,819	-	-	-
Premises and equipment and leased assets	3,417,954	3,411,145	6,809	9,126	4,814
Intangible assets	5,516,024	5,515,935	89	137	113
Total	506,223,092	471,200,352	35,022,740	48,008,077	31,607,776

Liabilities
Current and long-term liabilities	463,351,041	436,096,615	27,254,426	41,391,620	22,508,568
Deposits	171,073,084	165,197,277	5,875,807	6,084,709	2,284,221
Federal funds purchased and securities sold under agreements to repurchase	113,273,046	112,837,449	435,597	54,024	2,821,913
Proceeds from issuing securities	7,482,584	3,170,203	4,312,381	5,250,583	3,145,773
Interbank and Interdepartmental accounts	2,950,154	1,748,676	1,201,478	1,364,078	1,253,915
Borrowings and onlendings	27,327,736	19,050,603	8,277,133	14,592,427	9,621,089
Derivative financial instruments	531,194	369,613	161,581	1,117,147	134,417
Technical provisions for insurance, pensions plans and certificated savings plans	75,571,921	75,570,227	1,694	3,187	7,065
Other liabilities:
– Subordinated debt	23,103,977	19,324,696	3,779,281	3,260,542	2,528,968
– Other	42,037,345	38,827,871	3,209,474	9,664,923	711,207
Deferred income	320,625	320,625	-	-	-
Minority interest in subsidiaries	797,675	797,675	-	-	-
Shareholders' equity	41,753,751	41,753,751	-	-	-
Total	506,223,092	478,968,666	27,254,426	41,391,620	22,508,568
Net position assets/liabilities			7,768,314	7,616,457	9,099,208
Net position derivatives (2)			(16,071,190)	(16,552,003)	(13,520,844)
Other net offsetting accounts (3)			(55,136)	913,517	(81,642)
Net forex position (liabilities)			(8,358,012)	(8,022,029)	(4,503,278)
(1) Values basically expressed and/or indexed in USD;
(2) Excepting transactions due D+I, for cash settlement on the last day of the month; and
(3) Referring to other commitments posted in offsetting account.

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10.2 – Operational and financial results

•               Interest-rate sensitivity

Interest-rate sensitivity management is a key component of our assets/liabilities policy. Interest-rate sensitivity is the ratio between market interest rates and net income from interest to be paid through maturity or reset characteristics of interest-bearing assets and obligations on which interest is charged. For any specific period, the price structure is described as balanced when the same amount of these assets or obligations matures or is repriced or reset during this period. Any imbalance between interest bearing assets and obligations on which interest is charged is referred to as a gap position. A negative gap indicates the sensitivity of liabilities and usually means that falling interest rates would have a negative effect on net financial income. Conversely, a positive gap indicates sensitivity of assets and usually means that a fall in the interest rate would have a positive effect on net financial income. These ratios may vary significantly from one day to another, due to market forces or management decisions.

Our strategy for interest-rate sensitivity takes into consideration: a) rates of return; b) the underlying risk level; c) liquidity requirements, including minimum bank reserves required by regulations, mandatory liquidity ratios, withdrawal and due-dates of deposits, capital costs and additional demand for funds.

We monitor our mismatches and positions relating to maturity dates or due dates and manage them within established limits. Our Treasury Committee analyzes our positions weekly or more frequently and adjusts our positions as the market outlook varies.

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10.3 – Past or expected events having significant effects on financial statements

a)        introduction or disposal of operational segment

Bradesco organizes operations into two main areas: (i) banking business; and (ii) insurance services, pension plan management, and certificated savings plans.

In the banking segment, Bradesco's extensive distribution network offers a range of banking products and services for customers, such as accepting deposits and making loans, issuing credit and debit cards, and capital-market services.

Banking business

Bradesco has a diversified client base that includes both personal clients and small, medium and large companies in Brazil. Historically, the bank has cultivated a stronger presence in the broadest segment of the Brazilian market, which is the middle- and low-income population. In 1999, our Corporate department was set up to serve corporate clients whose annual revenues were over R$ 350 million, and the Private Banking department opened to cater for individuals with net worth of R$ 2 million or more. In 2002, our Companies (Empresas) department was set up for businesses posting annual revenues of R$ 30 – 350 million in order to expand operations in the middle corporate market segment. In May 2003, we launched Bradesco Prime, a new segment offering services for individual customers whose monthly income was over R$ 6,000 or who had over R$ 70,000 available for immediate investment. Small businesses with annual revenues of up to R$ 30 million, and personal customers reporting monthly income of less than R$ 6,000 are served by the Bradesco Retail (“Bradesco Varejo”) segment.

b)        acquisition or disposal of equity interest

In June 2009, Banco Bradesco disposed of part of its shareholding in Companhia Brasileira de Meios de Pagamento (formerly known as VisaNet Brasil, and currently known as Cielo), through a secondary public offering of common shares believed to be Brazil's largest ever public offering.

In June 2009, Banco Bradesco and the controlling shareholders of Banco ibi S.A. signed a "private instrument of commitment for merger of shares and other items," for acquisition of its entire share capital, along with a partnership agreement with C&A Modas Ltda. for a period of 20 years to jointly and exclusively market financial products and services through the C&A retail chain. The R$ 1.4 billion deal was paid in Bradesco stock.

In December 2009, Bradesco Dental stock was absorbed and it became a wholly owned subsidiary of OdontoPrev S.A. On this basis, Bradesco Saúde, the company controlling Bradesco Dental, then held 43.5% of OdontoPrev S.A. The two companies together should ensure economies of scale and synergy by combining best practices for claims management, and particularly by consolidating their trading platforms.

In June 2010, Bradesco concluded its acquisition of the entire share capital of the controlling group of Ibi Services S. de R.L. México (“Ibi México”) and RFS Human Management S. de R.L., a company controlled by Ibi México. On December 2009, Ibi México had a loan portfolio equivalent to R$ 205 million and more than 1.3 million active credit cards. The deal also covers a partnership agreement with C&A México S. de R.L. (C&A Mexico) for a period of 20 years to jointly market financial products and services exclusively, through C&A Mexico's chain of stores.

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10.3 – Past or expected events having significant effects on financial statements

c)         unusual events or transactions

	R$ million
	2009	2009	2007
Net income	8,012	7,620	8,010

Extraordinary events	(426)	5	(800)
– Partial / total disposal of investments (1)	(2,460)	(806)	(1,497)
– Additional DD provision	1,477	597	-
– Amortization of goodwill	-	53	953
– Supplementary labor claim provision	-	-	232
– Tax claim activated from prior periods	-	-	(718)
– Civil liability provision	915	124	274
– Law No. 11,941/09 (REFIS) (2)	(388)	-	-
– Other (3)	30	60	(87)
– Tax effects	-	(23)	43
Net income – Adjusted	7,586	7,625	7,210

ROAE %	21.4%	23.8%	28.3%

ROAE (ADJUSTED) %	20.3%	23.8%	26.3%

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10.4 – Significant changes in accounting practices - Qualifications and points emphasized in the auditor's report

a)        significant changes in accounting practices

b)        significant effects of changes in accounting practices

On December 28, 2007, Law No. 11,638/07 amended the Law of Corporations in relation to accounting practices used in Brazil, with effect as of the year ended 12.31.2008.

The new law states that accounting rules for public companies issued by the CVM must comply with international standards.

The following accounting practices have been altered by the new law:

•      "Permanent assets" now covers the "Intangible assets" subgroup and formally includes rights relating to intangibles goods or assets used to maintain the company or exercised for this purpose, including goodwill acquired relating to consolidated/merged companies;

•      Fixed assets now include goods or assets arising from transactions in which there is a transfer of benefits, control, and risk irrespective of whether or not there is transfer of ownership;

•      Deferred assets have been restricted to pre-operational expenses and incremental restructuring costs;

•      The parameter for valuing investments in affiliates by the equity equivalence method has been altered, and this method is now applied to all affiliates in which the investor company has significant influence. Significant influence is presumed when the share is 20% or more of the voting shares (previously 20% of total capital);

•      A new subgroup in shareholders’ equity is headed "Equity Valuation Adjustment" showing currency-rate variation for a company's foreign investments if the investee's functioning currency is not the same as the controlling company's, and contra accounts for gains or impairments are attributed to components of assets and liabilities due to being marked to market. Investments held by Banco Bradesco and its subsidiaries are largely in the same functional currency as Bradesco, so this alteration did not lead to any adjustments;

•      Introduction of the "adjusted to present value" concept for long term and significant short-term asset and liability transactions. As determined by the note to CVM Instruction No. 469, the purpose of this alteration is not to eliminate of the presence of an expectation of future income or future cost included in monetary assets and liabilities, but the need to obtain values representative of the period of the transaction.

Transactions carried out by Bradesco and its subsidiaries are now shown at values representative of the period of their realization, since fixed-rate assets and liability transactions are adjusted to present value by the existence of unearned income and expenses to be appropriated to accounts which adjust these transactions to values that would be obtained if they were cash transactions, and for receivables and payables subject to variations determined subsequently, which are realized at their cash value and have their values regularly updated by transaction rates. Therefore, "adjustment to present value" for long-term and short-term asset and liability transactions did not lead to adjustments for Bradesco or its subsidiaries;

•      Mandatory periodic review to assess the recoverability of values recorded in fixed assets, intangible assets, and deferred assets. Management's analysis of values stated in these accounts on December 31, 2008 showed no significant adjustments;

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10.4 – Significant changes in accounting practices - Qualifications and points emphasized in the auditor's report

•      Altered treatment of tax incentives, which now move to income, facilitating their allocation to income reserves – tax incentive reserve – and are excluded from the mandatory minimum dividend base. Banco Bradesco and its subsidiaries do not have specific arrangements in relation any type of tax incentive, and like any other company have the option of directing part of their income tax obligations to the acquisition of shares in companies located in regions covered by government incentives. The balance in the tax incentive reserve account in shareholders’ equity was constituted prior to Law No. 11,638/07; and

•      The initial recognition of funds obtained from third parties, which fall under liabilities, must show net amounts received available for use and incremental costs incurred to obtain them must be recorded as adjustment to the liabilities account. All financial charges, such as interest, monetary and currency variations and incremental funding expenses, must be appropriated to income by maturity or due date, based on the internal rate of return concept;

•      Bradesco already defers funding costs and appropriates them to income by transaction maturity or due date. Under Law No. 11,638/07 these costs to be appropriated are being entered against liabilities whereas they were previously recorded in prepaid expenses.

c)         qualifications and points emphasized by the auditor's report

No qualifications were added or points emphasized in the auditor's report.

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10.5 – Critical accounting policies

Critical Accounting Policies

Bradesco's earnings are sensitive to accounting policies, assumptions and estimates. Management is responsible for adopting appropriate accounting policies, and making judgments and estimates that are reasonable and prudent for preparing financial statements.

Our significant accounting policies are described in Note 3 of the consolidated financial statements.

In terms of materiality, the following items describe the accounting policies that are considered critical, and areas that require more judgment and estimates or that involve a high degree of complexity, which may affect our financial condition and results from operations. The accounting estimates we make in these contexts require us to make assumptions about matters that are uncertain. In each case, if we had made other estimates or altered estimates from time to time, there could have been significant impacts for our financial condition or results from operations.

•               Provision for doubtful debt

Doubtful debtor provision is calculated in an amount sufficient to cover probable losses and takes into consideration CMN and Central Bank rules and instructions, together with appraisals made by management when determining credit risk.

At the end of each period, provision for loan losses is adjusted based on an analysis of our portfolio, including estimated loan and lease losses.

Deciding on the amount of provisions for loans and lease losses, by its nature, requires our making judgments and assumptions in relation to our loan portfolio, both individually and based on specific product portfolios. When we review the portfolio as a whole, several factors may affect our estimate of the likely scale of losses, including the methods we use to measure historical default levels and which historical period we take in order to make these measurements. Additional factors that could affect our determination of provisions for loan losses include:

•      Brazilian economic conditions and general conditions in the sector concerned;

•      previous experience with the borrower or the sector of the economy concerned, including recent experience of losses;

•      credit quality trends;

•      the amount of collateral provided for a loan;

•      volume, composition and growth of our loan portfolio;

•      the monetary policy of Brazil's government; or

•      any delays in obtaining details required to assess loans or confirm the deterioration of existing debt.

We use models to help analyze our loan portfolio and determine the amount of provisions for losses required. We apply statistical factors for loss and other risk indicators for groups of loans with similar risk levels in order to estimate portfolio losses in model-based calculations. Although our models are frequently revised and improved, they are by nature dependent on our judgments of the information / forecasts we receive. In addition, volatile economic situations in Brazil may lead to greater uncertainty for our models than would be expected in more stable macroeconomic environments. Consequently, our provision for loan losses may not be indicative of actual future losses.

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10.5 – Critical accounting policies

The process of determining the level of provisions for loan losses requires a high degree of judgment. Taking the same information, others may reasonably reach different conclusions at any time.

•               Rating securities and derivatives

Securities and derivatives are grouped into three categories: for trading, available for sale and held to maturity. This classification is based on Management's intention, on the date of acquisition of securities, in relation to holding or trading them. Accounting treatment of the securities we hold depends on our classification when acquiring them.

Circumstantial changes may alter our strategy in relation to a particular security, which will require a transfer from one of the three categories to another.

•               Valuation of securities and derivatives

The financial instruments recorded at fair value in our financial statements basically include primarily securities classified as: for trading, available for sale and other trading assets, including derivatives. Fair value is defined as the amount for which a position may be closed out or sold in a transaction with a party that is informed on the subject and prepared to trade without favoritism.

We estimate fair value using quoted market prices when available. We note that value may be affected by the volume of shares traded, and may not reflect "control premiums" resulting from agreements with shareholders holding significant investments. However, management believes quoted market prices are the best indicators of fair value.

In determining fair value when quoted market prices are not available, Management exercises its own judgment since models depend on our judgments of the weightings to be assigned to different factors and the quality of the information we receive. Factors used in these models include dealers' quotations, pricing models, prices of instruments with similar characteristics, and discounted cash flows. Pricing based on models also uses data on interest rates, exchange rates and option volatility where relevant and available. For instance, reliable market data for estimating the impact of holding a large position are usually limited. Similarly, we use our judgment for estimating prices when there is no external parameter. If we make incorrect assumptions, or the model itself does so, a specific asset or liability may be inadequate. Also, judgment must be used to determine whether a fall in fair value below the current cost of a security held to maturity or available for sale is temporary, thus requiring recognition of a lower value for current cost, which may reflect reduction as expense. If impairment is not temporary, Management decides which historical period should be taken and how severe a loss may be.

These valuation methods may lead Bradesco to show different results if the models used or assumptions and estimates made are inaccurate.

•               Income tax

Determining our income tax liability is a complex matter; our assessment is related to our analysis of our deferred tax assets and liabilities and income tax payable. In general, our assessment requires us to estimate future values of deferred tax assets and income tax payable. Our assessment of the possibility of a deferred tax asset being realized is subjective and involves evaluations and assumptions that are uncertain from origin. Realization of deferred tax assets is subject to changing tax rates and future development of our tax planning strategies. Support for our assessments and assumptions may change over time as a result of unforeseen events or circumstances affecting our valuation of our tax obligations.

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10.5 – Critical accounting policies

We are constantly monitoring and evaluating the impact of new tax legislation on our obligations, or that of new events that may affect the assessments and assumptions of our analysis of the possibility of deferred tax assets being realized.

Significant judgment is required to determine whether or not an income tax position will be sustained upon examination, even after concluding any related judicial or administrative proceedings based on technical merits. Additional judgment is then required to determine the value of any benefit eligible for recognition in our consolidated financial statements.

•               Impairment

Values of securities classified in categories "available for sale" or "held to maturity", and of non- financial assets except other assets and tax claims, are reviewed annually or more often for indication of impairment, which is recognized in income for the period if the book value of an asset or its cash-generating unit exceeds its recoverable value.

A cash-generating unit is the smallest identifiable group of assets that generates cash flows that are largely independently of [those from] other assets or groups of assets.

•               Technical provisions related to insurance activities

 Insurance technical reserves are liabilities representing estimates of amounts that will be paid out to our policyholders at a certain point in the future. Future benefits to be paid on policies or insurance claims include reserves for group and individual life insurance, health insurance and accident insurance, among others. These benefits are computed using assumptions for mortality, disability, loss of validity, investment performance, inflation and expenses. These assumptions are based on our experience and are regularly reviewed against industry standards in order to ensure actuarial credibility. For long-term insurance contracts, once assumptions are made for a particular policy or group of policies, they will not be altered during the term of the policy. However, significant changes in experience or assumptions may mean that we make provision for expected future losses on a product, and make provisions for premium insufficiency. Provisions for premium insufficiency may also be made in a short-term contract in order to foresee for expected future losses. Future benefits and insurance claims for policies include reserves for claims incurred but not reported for health, incapacity and life insurance. We recognize claims in the period in which the service was provided to our policyholders. However, costs of losses incurred in a particular period are not known for sure until we receive, we process and we pay the claims. We determine value of liabilities using actuarial methods based on historical claims payments to determine our estimate of claims liabilities. Methods used to make these estimates and quantify technical provisions are reviewed and updated regularly. The resulting adjustments are recognized in income for the respective period.

•               Contingent liabilities

To determine contingent liability, we make provisions taking into account the opinion of legal counsel, the nature of the legal actions, similarity to previous cases, complexity and positions taken by the courts, whenever loss is considered probable, and would cause an outflow of funds to settle liabilities, and when the amounts involved may be measured with sufficient reliability.

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10.5 – Critical accounting policies

Contingent liabilities rated as possible losses are not recognized and should only be disclosed in notes, when material individually; those rated "remote" do not require provision or disclosure.

We are continuously monitoring legal proceedings underway in order to evaluate, among other things: (i) their nature and complexity; (ii) development of processes; (iii) opinion of our legal advisors; and (iv) our experience of similar processes. In determining whether a loss is probable and to estimate its value, we also consider:

a)             the probability of loss due to claims that occurred on or before the date of financial statements, but were identified by us after the balance sheet date but before the publication of financial statements; and

b)            the need to disclose complaints or events taking place after the date of financial statements, but before their publication.

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10.6 – Internal controls relating to preparation of financial statements - Effectiveness and deficiencies and recommendations in auditor's report

a)        effectiveness of controls, indicating deficiencies and measures taken to correct them

•               Internal Controls and Compliance

Based on policy defined and approved by the Board of Directors, the Organization ensures that all components of the internal control system are kept current in order to mitigate any losses arising from risk exposure and to strengthen Corporate-Governance processes and procedures. Our structure of fully dedicated personnel combined with investments in technology and in staff training and refresher courses ensures that Bradesco's management of internal controls and compliance is effective, meets regulatory organization requirements and is aligned with international standards.

The Organization processes and systems are constantly being reviewed and adhesion tests are regularly applied to gauge the effectiveness of the controls currently in place. This work is conducted with full involvement of Business areas, Internal Control and Compliance Committees, and Auditors reporting to the Board of Directors in line with the principal frameworks for control such as the Treadway Commission's Committee of Sponsoring Organizations (COSO) and the Control Objectives for Information and Related Technology (COBIT), which cover the Business and Technology sides respectively, and meet the requirements of the Public Company Accounting Oversight Board (PCAOB) and Section 404 of Sarbanes-Oxley.

In compliance with Section 404 of Sarbanes-Oxley, processes have been checked for adequacy, risks identified, and controls assessed. Adhesion testing has not detected deficiencies affecting certification in the report base dated December 31, 2008, which was filed with the Securities and Exchange Commission (SEC) in June 2009, together with corresponding US-GAAP financial statements.

For certification relating to 2009, adherence tests conducted by Management have not, at this point in time, identified any deficiencies that might compromise certification of internal controls.

Note that the benefits from compliance with Sarbanes-Oxley, for the corporate ambit, include dissemination of the importance of a control culture, incrementing the quality of administrative and operational processes, and the robustness of associated controls, thus enhancing the requirements of Corporate-Governance best-practices.

b)        internal control deficiencies and recommendations in the independent auditor report

To our knowledge and in light of the work done by the independent auditor to assess the internal control structure, which aims to ensure the adequacy of the Bradesco Conglomerate's financial statements, we know of no issues that could significantly affect the adequacy of our financial statements drafted in accordance with accounting practices adopted in Brazil.

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10.7 – Use of proceeds from public offerings and any deviations

a)        how funds resulting from the offering were used

b)        if there were important differences between the effective application of resources and implementing proposals disclosed in the prospectuses for the corresponding distribution

c)         the reasons for any deviations, if applicable

No public offering of securities was made in the period.

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10.8 – Significant items not shown in financial statements

a)        if the issuer directly or indirectly held assets and liabilities not shown on its balance sheet (off-balance sheet items), such as: i) operating leases, assets, and liabilities; ii) written down receivables portfolios for which the entity retains risks and responsibilities, indicating corresponding liabilities; iii) future contracts to buy or sell products or services; iv) construction contracts not yet concluded; v) contracts for the future receipts of financing;

b)        other off-balance-sheet items

There were no significant off-balance-sheet items.

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10.9 – Comments on off-balance-sheet items

a)        how such items alter or may alter revenue, expenses, operating income, financial expenses or other items in the issuer's financial statements

b)        nature and purpose of the transaction

c)         nature and amount of obligations and rights in favor of the issuer as a result of the transaction

There were no relevant off-balance-sheet items

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10.10 – Business plan

In 2009, Bradesco continued to expand its services and investment network by opening 441 new branches and sub-branch PoSs in 2009, making a total of 6,015 PoS. With 4,139 Bradesco Expresso units, the network had a total of 20,200 points of service provided by banking correspondents.

Investments in 2010: Our local investment was one of the highest made by a private Brazilian company in one single year. We spent R$ 4.2 billion (22% more than in 2009) to expand infrastructure and technology, and open new branches or repair existing ones.

•               Investments in Infrastructure, Information Technology, and Telecommunications

Our IT Improvement project, which was started in 2003 to prepare the Bank's IT for the coming decades, ended work on 25 of its 28 fronts in 2009, and the biggest (building New Systems Architecture) is due for conclusion within two years. The outcome – already partially perceivable – is enhanced operational flexibility, agility and simplicity, thus aligning technological applications to benefit the Bank's business, offering customers high quality services and responses.

Below, we show the total invested over the last three years, including infrastructure (buildings, furniture, and fixtures):

	R$ million
	2009	2008	2007
Infrastructure	630	667	478
Information Technology / Telecommunications	2,827	2,003	1,621
Total	3,457	2,670	2,099

a)        as long as they have already been disclosed, indicate acquisitions of plant, equipment, patents or other assets that are likely to materially affect the issuer's productive capacity

No acquisitions of plant, equipment, patents or other assets that are likely to influence the above have been disclosed

b)        new products and services, indicating: i) description of ongoing studies already disclosed; ii) total amounts spent by issuer on research and development of new products or services; iii) projects being developed that have already been disclosed; iv) total amounts spent by the issuer on developing new products or services

We have no significant new products or services.

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10.11 – Other factors having material influence

There are no other factors that have material influence on our operational performance that have not been mentioned in this section.

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11.1 – Projections disclosed and underlying assumptions

The words "believe," "can," "may," "should," "seeks," "estimates," "continues," "anticipates," "intends," "expects," "potential" and similar words used in this section are used to identify forward looking estimates and perspectives. Forward looking projections and perspectives include information pertaining to results and projections, strategy, financing plans, competitive position, the industry context, potential growth opportunities, the effects of future regulation, and the effects of competition. These projections and perspectives refer only to the date on which they were made.

Given the risks and uncertainties described herein, such projections may not materialize and, therefore, do not provide any guarantee of future performance. In addition, Banco Bradesco's future results and performance may differ materially from those forecast in its estimates due to, but not limited to the risk factors listed in this Reference Form, many of which are beyond the Bank's ability to control or predict. Additionally, these estimates are based on assumptions that may not materialize. In light of these limitations and uncertainties, investors should not make their investment decisions based solely on forward looking estimates and perspectives posed in this Reference Form.

a.         Projection

Indicators used by market analysts to feed their forecasting models for Banco Bradesco's future results. Currently, the following indicators are disclosed:

Indicators	Measurement
Credit Portfolio (1)	Cumulative 12-month variation
Personal (1)	Cumulative 12-month variation
Corporates (1)	Cumulative 12-month variation
Small- and Medium-sized Companies	Cumulative 12-month variation
Large Companies	Cumulative 12-month variation
Products
Vehicles	Cumulative 12-month variation
Cards	Cumulative 12-month variation
Housing Finance (origination)	Cumulative 12-month variation Cumulative 12-month variation
Pay-check Deduct Loans
Financial Margin (NIM) (2)	Percentage growth expected in FY.
Provision of Services	Percentage growth expected in FY.
Operating Expenses	Percentage growth expected in FY. Estimated operating expenses comprise Personnel and Administrative expenses.
Insurance Premium	Percentage growth expected in FY.
(1) Not including Cards, Sureties, Guarantees, Receivables / Real estate funds (locally FIDC and CRI).
(2) As of 2009 our Guidance on Financial Margin is for Interest only.

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11.1 – Projections disclosed and underlying assumptions

b.        Projected period and validity of projections

Banco Bradesco projections indicate values expected for the current year. On disclosing the results for each year (last quarter of each year), indicators expected for the following year are also stated. Projections are valid for the current year.

c.         Underlying assumptions for projections

Assumptions for the fiscal year 2010 that may be influenced by Management

•      Our Guidance covers contractual adjustments and costs reflecting growth in our business and the organization's investment plan;

•      Expansion of the Bradesco Group's service network;

•      Estimates do not include new partnerships or acquisitions;

•      Business growth and the organization's strategy.

Assumptions for fiscal year 2010 beyond Management's control

•      Maintenance of fundamentals of the current Macro-economic Policy;

•      Resumption of growth worldwide, with Brazil's GDP growth above the world average;

•      MPC raising Selic interest rate to control inflation. Inflation close to target midpoint;

•      Lower level of default on loans in the market;

•      Growth of competition in lending;

•      Liquidity conditions catering for demand for credit.

d.        Projected values of indicators

Indicators	Projected	Actual
	2010	2007	2008	2009
Credit Portfolio	21% – 25%	36.5%	32.1%	6.1%
Personal	16% – 20%	35.0%	24.7%	11.5%
Corporates	25% – 29%	37.5%	37.1%	2.5%
Small and Medium-sized Companies	28% – 32%			11.0%
Large Companies	22% – 26%			(6.2%)
Products
Vehicles	10% – 14%			(2.8%)
Cards	9% – 13%			37.2%
Housing Finance (origination)	R$ 7.5 bi	R$ 4.1 bi	R$ 6.0 bi	R$ 4.7 bi
Pay-check Deduct Loans	32% – 36%			38.2%
Financial Margin (NIM)	14% – 18%	12.4%	15.0%	18.7%
Provision of Services	7% – 11%	21.4%	3.8%	8.1%
Operating Expenses	9% – 13%	14.2%	13.9%	11.2%
Insurance Premiums	16% – 20%	12.9%	9.2%	13.8%

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11.2 – Monitoring and alterations of projections disclosed

a.         Alterations or substitutions of projections

Projections for 2010 cover the same indicators that were provided and monitored in 2009. For 2007 and 2008, we included indicators for Small and Medium Companies, and Large Companies, with breakdowns for vehicles, cards and paycheck – deduction loans.

b.        Projections for past periods – Estimated x Actual

CVM regulations relating to projections for past periods require the disclosure of comparisons between projected and actual data. Banco Bradesco started disclosing forecasts in 2007, thereof the data shown below refer to projections and actual data for 2007, 2008, and 2009.

Projections for FY 2007

Indicators	Actual	Estimate
Credit Portfolio	36.5%	21.0% – 27.0%
Personal	35.0%	25.0% – 30.0%
Corporates	37.5%	19.0% – 24.0%
Products
Housing Finance (origination)	R$ 4.1 bi	R$ 3.0 bi
Financial Margin (NIM)	12.4%	4.0% – 10.0%
Provision of Services	21.4%	18.0% – 23.0%
Operating Expenses	14.2%	12.0% – 16.0%
Insurance Premiums	12.9%	12.0% – 14.0%

Reasons for deviations from projections:

•      Loan Portfolio – faster growth in this indicator was due to the acquisition of BMC (bank) and strong growth in Leasing and Private-label transactions.

•      Financial Margin – gains due to Treasury trades MTM on Bovespa options market and the difference in the fixed v. CDI yield curve are the main factors behind the positive variation in this item.

Projections for FY 2008

Indicators	Actual	Estimate
Credit Portfolio	32.1%	24.0% – 29.0%
Personal	24.7%	24.0% – 29.0%
Corporates	37.1%	23.0% – 30.0%
Products
Housing Finance (origination)	R$ 6.0 bi	R$ 5.7 bi
Financial Margin (NIM)	15.0%	17.0% – 20.0%
Provision of Services	3.8%	5.0% – 8.0%
Operating Expenses	13.9%	11.0% – 17.0%
Insurance Premiums	9.2%	11.0% – 13.0%

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11.2 – Monitoring and alterations of projections disclosed

Reasons for deviations from projections:

•      Loan Portfolio – variation in this group occurred due to the strong growth of loans, primarily for corporate working capital, due to tighter liquidity in the capital market in late 2008.

•      Financial Margin – falling stock exchanges and tighter market liquidity were behind the variation in this indicator.

•      Services – Central Bank (BACEN) regulation affecting our registration charge for borrowers (TAC) and current account (C/C) fees was the main item leading to the indicator being lower than projected.

•      Insurance Premiums – lower level of life and pensions business growth.

Projections for FY 2009

Indicators	Actual	Estimate
Credit Portfolio	6.1%	8.0% – 12.0%
Personal	11.5%	9.0% – 12.0%
Corporates	2.5%	7.0% – 11.0%
Small- and Medium-sized Companies	11.%	9.0% – 13.0%
Large Companies	(6.2%)	6.0% – 10.0%
Products
Vehicles	(2.8%)	2.0% – 5.0%
Cards	37.2%	10.0% – 14.0%
Housing Finance (origination)	4.7 bi	4.5 bi
Pay-check Deduct Loans	38.2%	20.0% – 30.0%
Financial Margin (NIM)	18.7%	18.0% – 22.0%
Provision of Services	8.1%	6.0% – 10.0%
Operating Expenses	11.2%	6.0% – 11.0%
Insurance Premiums	13.8%	5.0% – 7.0%

Reasons for deviations from projections:

•      Loan Portfolio – lower volume of major transactions with companies was due to exchange rate variation and migration to the capital market causing the variation of this indicator in relation to its projected level.

•      Vehicles – more transactions involved new / pre-owned vehicles (major dealerships), reducing exposure to older vehicles (small dealerships).

•      Cards – variation of this indicator was due to the acquisition of Banco ibi.

•      Paycheck Deduction Loans – positive variation of this item was due to strong growth in the consumer market, especially in the second half year.

•      Insurance Premiums – resumption of economic growth.

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11.2 – Monitoring and alterations of projections disclosed

c.         Projections for periods underway

By the end of the 1st half of 2010, home loans (Housing Finance [origination]) had reached 65% of the projected total for the whole year (R$ 4.2 billion actual x R$ 6.5 billion projected). Given the scenario for the 2nd half of 2010, the projection was revised to R $ 7.5 billion for the year.

Projections for fiscal year 2010 remain valid on the date of submitting this Form and will be reviewed when reporting income for the third quarter of 2010.

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12.1 – Description of management structure

Bradesco's management structure is decided by the Shareholders General Meeting as the highest body, electing the Board of Directors (conselho de administração) and members of the Supervisory Council (conselho fiscal), which is elected for a one-year mandate.

The Board of Directors has nine members, of which one is internal, one independent, and seven external, with one year mandates, and its tasks, described in item "a" below, including electing:

-     the Executive Board consisting of a CEO, seven Executive Vice-presidents and eight Managing Directors whose duties, among others described in item "a" below, include drafting the strategic stance posed by the Board of Directors, monitoring its implementation, and managing and representing the Company;

-     The Departmental Management body comprises 45 Directors responsible for efficaciously conducting business under the responsibility of their Departments, and for advising other members of the Executive Board;

-     Six Board members carry out duties attributed to them in Departments to which they have been assigned and advise other members of the Board;

-     Fifteen Regional Directors guide and supervise Branches and Dependencies under their jurisdiction, and carry out all duties assigned to them.

In addition, the Bank's structure has five statutory committees (Ethics, Audit, Compensation, Compliance, Internal Controls and Integrated Risk Management and Capital Allocation), whose powers are also described in item "a" below.

a.   attributions of each body or committee

Board of Directors

a)  determine the Company's strategic course in order to protect and maximize shareholders' return on investment, within best practices for corporate governance;

b)  elect and/or remove members of the Board;

c)   appraise the performance and management of the CEO in the exercise of his mandate;

d)  at any time examine books and documents of the Bank and its Subsidiaries, and require details of measures taken, agreements concluded or being negotiated, or any other matter of interest;

e)  call a General Meeting when deemed appropriate, pursuant to current legislation;

f)   state their opinions of Management's Report and the Board's accounts;

g)  select and/or remove Independent Auditors;

h)  ensure that the Board is at all times able to perform its duties with competence, transparency and respect for the strictest ethical principles;

i)    appoint a replacement for the Vice-president of the Board if the position is vacant, or any other Director in cases of temporary or permanent absence;

j)   whenever possible, preserve management continuity in order to ensure the Company's stability, prosperity and security;

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12.1 – Description of management structure

k)  authorize acquisition, disposal or encumbrance of Fixed-assets items and holdings of a non-permanent character of the Company and its directly and indirectly controlled subsidiaries if their value is greater than one percent (1%) of their corresponding shareholders’ Equity;

l)    authorize foreign borrowing;

m) decide on trading in shares issued by the Company itself;

n)  authorize donations, contributions or assistance;

o)  discuss and decide on the board's proposals for the payment of dividends and/or interest on own capital;

p)  submit proposals to the General Meeting to increase or decrease capital stock, bundle or unbundle shares, conduct mergers, absorptions or splits, or amend Company bylaws;

q)  decide on associations involving the Company or its Subsidiaries, including on participation in shareholders' agreements;

r)   approve the use of funds derived from tax incentives;

s)   discuss and decide budgets and financial statements submitted by the Board;

t)   place matters of Company interest in its decision making powers, chosen by its own criteria, and decide on cases omitted;

u)  decide the allocation of director compensation voted by the General Meeting and decide on bonus payments for board members, officers and directors, and employees, as and when it believes appropriate;

v)  when deemed necessary, authorize individual representation of the Company for a period determined by a Board member or an attorney, with authorization indicating the powers involved.

The Board may assign special duties to Management or any of its members, and may set up committees for the two bodies, in order to address specific issues.

The Board must be at all times ready to implement, when necessary, previously conceived plans for succession of the chief executive and those holding key positions in the Organization.

The Chairman may:

a)  chair Board meetings and hold the casting vote if there is a tied vote, and chair the Company's Meetings, or designate any member of the Board to do so instead;

b)  set the dates for Board meetings;

c)   assign special functions to any member of the Board;

d)  appraise the work and functional performance of each member of the Board in the exercise of their mandates;

e)  designate another Board member to take the place of the Vice-president of the Board in his absence or temporary incapacity;

f)   implement business procedures for the Board.

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12.1 – Description of management structure

Duties of the Vice-president of the Board:

a)  take the place of the Chairman in the event of the position being vacant, or in his absence or temporary impediment;

b)  carry out duties attributed to him by the Chairman.

Executive Board duties

Executive Board members manage and represent the Company and bind it through any acts and contracts of its interest, and may waiver or forbear rights, and acquire, dispose of or encumber goods or assets.

Audit Committee duties

a)  make recommendations to the Board of Directors as to the entity to be engaged to provide independent auditors services and their remuneration, and their replacement;

b)  review financial statements, including explanatory notes, management reports and independent auditor's opinion prior to disclosure to the Market;

c)   appraise the effectiveness of independent and internal audits, including for the verification of compliance with legal and regulatory provisions applicable to the Company, and internal regulations and codes;

d)  during ordinary quarterly meetings scheduled with the Board of the Company and independent and internal auditors, verify compliance with its recommendations and/or explanations for their questions, including in relation to planning audits and drafting formal Minutes of the contents of these meetings;

e)  appraise compliance by the Company's Management with recommendations made by independent or internal auditors and pose recommendations to the Board of Directors for settling any conflicts between outside auditors and Management;

f)  determine and disclose procedures for receiving and treating information relating to non fulfillment of legal or regulatory provisions applicable to the Company and internal regulations and codes, including specific procedures for whistleblower protection and confidentiality;

g)  make recommendations to the Company's Board of directors for correcting or improving policies, practices and procedures identified within the ambit of their attributions;

h)  determine operational rules for its functioning;

i)    meet with the Supervisory Council and Board of Directors at their request to discuss policies, practices and procedures identified within the ambit of their respective attributions.

Internal Controls and Compliance Committee – Duties

a)  evaluate the effectiveness and compliance of Bradesco's Internal Controls System;

b)  check if those recommendations for improvements of internal controls have been duly implemented by Managers;

c)   ensure procedures comply with applicable rules, regulations and legislation;

d)  monitor policies, procedures, responsibilities and definitions pertaining to operational risk management structure;

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12.1 – Description of management structure

e)  submit Half-yearly Reports of Internal Controls Compliance for the Organization's companies to the Board of Directors;

f)   review and propose updates of these Rules to the Board of Directors when necessary;

g)  appraise reports issued by Regulatory Bodies and Internal and External Auditors in relation to deficiencies in internal controls and the corresponding measures to be taken for the units involved;

h)  regularly report to the Board on the Committee's Activities and make such recommendations as deemed appropriate.

Ethics Committee Duties

a)  review any infractions or violations of corporate or industry Codes of Ethical Conduct, and/or Bradesco's Policies and Procedures, whether reported directly by a complainant or through the Organization's Dependencies;

b)  determine measures required by issuing a report or opinion addressed to the competent Dependencies;

c)   ensure infractions and violations meet the applicable disciplinary actions whichever level of hierarchy is concerned, and without prejudice of applicable legal penalties;

d)  ensure that the Board of Directors is informed of issues that may significantly impact the Organization's image; and

e)  submit issues relating to Bradesco Directors or officers to the board for appreciation.

Integrated Risk and Capital Allocation Committee – Duties

a)  ensure compliance with the Organization's risk management policies;

b)  ensure the effectiveness of the risk management process within the Organization;

c)   approve exposure limits for different types of risks in accordance with the overall limit set by the Board of Directors;

d)  validate and submit for approval by the Board of Directors:

I.    risk management policies and guidelines;

II.  proposed tolerance limits for overall risk exposure segregated by category; and

III. the results of reviews of risk management policies and structures at least as often as determined in regulations;

e)  report to the Board on risk positions in the ambit of the Organization, as well as any significant alterations to the strategies adopted, the amount of capital to be allocated and the status of business continuity plans;

f)   appraise internal and external auditors' studies pertaining to risk management and the results relating to Independent Validation of Models;

g)  regularly positioning the Board in relation to the Committee's activities; and

h)  review Risk Management Executive Committees Rules and propose updates to the Board when necessary.

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12.1 – Description of management structure

Compensation Committee Duties

The committee shall report to the Board in relation to:

a)  policy and guidelines for Statutory Directors' compensation based on the Company's targets, objectives and performance and shareholder returns, using comparative analysis of compensation policies from previous periods and/or market parameters;

b)  overall and individual compensation policy, with awards, bonuses, gratifications, profit sharing, stock options and private pension plans;

c)   recommending alternative forms of compensation for executives, ensuring stimulus for performance, motivation and continuous corporate improvement;

d)  annual review and resizing of guidelines and general policy for compensation;

e)  proposals for amending the terms of these Rules when necessary.

Executive Committee – Disclosure

The committee's role is to ensure compliance with Bradesco's “Instrument of Disclosure of Policy Material Event or Fact and Securities Trading" in order to ensure control, consistency, quality and transparency for disclosure.

The Committee has the following responsibilities:

a)  Regular Reports, Income Statements and Other Disclosures: the Committee must examine annual reports and quarterly statements of income, offerings, material facts and any other accounting, financial or corporate disclosures in order to ensure that they are prepared in accordance with controls and procedures defined for their preparation.

b)  Compliance with Disclosure Rules: the Committee advises the Chief Executive Officer, Investor Relations Officer, and Executive Directors for the areas of Foreign Exchange, Accounting, Financial and Corporate on compliance with applicable laws, rules and certain standards, and supports senior management to appraise the disclosure of significant transactions and information relating to the Organization. The Committee may engage outside auditors and consultants when deemed necessary.

c)   Filing Annual and Periodical Reports: the Committee shall make recommendations to the Chief Executive Officer, Investor Relations Officer, and Executive Directors for the areas of Foreign Exchange, Accounts, Financial and Corporate on the proper registration and filing of reports required by applicable law and other information disclosed in Brazil, or Abroad, if applicable.

d)  Evaluation of Disclosure Controls and Procedures: the Committee shall advise the Chief Executive Officer, Investor Relations Officer, and Executive Directors for the areas of Foreign Exchange, Accounting, Financial and Corporate to conduct periodic evaluations of disclosure controls and procedures.

e)  Responsibility for Reporting to the Committee: the Chief Executive Officer, Investor Relations Officer, and Executive Directors for the areas of Foreign Exchange, Accounting, Financial and Corporate and other members are responsible for bringing to the attention of the Committee any information relating to Events or Facts that may cause errors or omissions in the Organization's disclosure.

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12.1 – Description of management structure

f)   Training: when deemed necessary, the Committee shall recommend training programs for staff involved in the Organization's disclosure processes.

b.  date of instating supervisory council (if is not permanent) and setting up committees

Supervisory Council: 03.10.2010

Compensation Committee: 12.17.2003

Audit Committee: 12.17.2003

Internal Controls and Compliance Committee: 12.17.2003

Ethical Conduct Committee: 03.27.2006

Integrated Risk Management and Capital Allocation Committee: 03.24.2008

c.   procedures for evaluating performance of each body or committee

Bradesco's bodies and committees are evaluated in terms of fulfilling their tasks and duties determined in their respective Rules and regulations. Through periodic meetings on subjects discussed and information received as assistance from the Executive Board and Committees, the Board of Directors evaluates the performance of these bodies, together with members from each of them, which enriches interaction with the board through numerous meeting sessions and ultimately their reelection by the Board of Directors. If a body's work is considered insufficient, the Board proposes to restructure it.

d.  in relation to board members, their individual powers and duties

In addition to normal duties conferred on them by law and by these Bylaws, each member of the Board has the following specific duties:

a)  The Chief Executive Officer shall chair the Board's meetings, and supervise and coordinate the work of its members;

b)  Executive Vice-presidents shall collaborate with the Chief Executive Officer in carrying out the latter's functions;

c)   Managing Directors shall carry out duties attributed to them;

d)  Departmental Directors shall conduct the business of the pertinent Departments and advise other members of Management;

e)  Directors shall carry out duties attributed to them and advise other members of Management;

f)   Regional Directors shall guide and supervise Points of Service under their jurisdiction and carry out duties attributed to them.

The Company may also be represented by any member of the Board of Directors or by a representative with specific powers of attorney in the following cases:

a)  powers of attorney with "ad judicia" clauses, in which case the appointment may be indefinite and transferable;

b)  receiving judicial or extrajudicial summons or subpoenas;

c)   participating in bidding procedures;

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12.1 – Description of management structure

d)  at Shareholder or Unitholder General Meetings of companies or investment funds in which the Company participates, or entities of which it is part owner or affiliate;

e)  in relations with government departments or their offices when not involving taking on responsibilities and/or obligations on behalf of the Company;

f)   making legal depositions.

e.  procedures for evaluating the performance of members of the board, the committees and senior management

Procedures for Evaluating Members of the Board of Directors

The following are the chief attributes among those considered when evaluating the performance of Members of the Board determining corporate strategies, reviewing plans and business policies and supervising Senior Management activities carried out by the Chairman:

a)  fully comply with Company Bylaws and the Board of Directors' Internal Rules;

b)  loyally serve the Company and other Bradesco Companies and keep their business confidential;

c)   maintain the confidentiality of insider information obtained through their position that has not yet been disclosed to the market;

d)  ensure that company business is conducted with integrity in order to preserve the Company's good name;

e)  be aligned with the Company's values and objectives, taking into account the interests of customers, community, employees, shareholders and all other stakeholders involved directly or indirectly with the Organization;

f)   actively take part in the formulation and conduct of their attributions;

g)  take part in educational or technical programs, or refresher courses whenever necessary, in order to develop their competence in the professional exercise of their duties and evaluate the functionality of the Board of Directors as a whole;

h)  be able to read and understand financial and management reports and be informed of local and international markets;

i)    devote considerable time to the Board's activities assuming commitments that lead to significant absorption of its functions, using every means in their power to provide good grounds for their contributions to Board meetings;

j)   if unable to attend meetings, be informed of all subjects raised and decisions taken;

k)  remain constantly motivated, questioning and seeking innovations that contribute to the growth of the Company's business;

l)    be aware of the responsibility and challenges of the company, be familiar with its principal aspects and risks involved;

m) be capable of teamwork, instilling in other members a philosophy of long-term vision and at the same time work for the preservation of the management continuity that is highly recommendable for the Company's stability, prosperity and security;

n)  constantly pursue best practices for corporate governance;

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12.1 – Description of management structure

o)  have experience of crisis management and risk identification and management;

p)  avoid conflicts of interest with the Company; and

q)  maintain a relationship of total transparency and professionalism with Senior Management and the Board's advisory and supervisory bodies, with mutual explanations and information always available, to act independently and impartially, in all cases striving for the management and development of work to be focused on compliance with legislation and respect for ethical principles.

Procedures for Evaluating Board Members

Procedures for evaluating the performance of the CEO, conducted by the Board of Directors, in consonance with the Company's constant concern for proper conduct of corporate strategies, in particular:

1)  Performance / Results – the Chief Executive Officer must:

a)  make every effort to leverage growth of the Company's profits;

b)  be aware of its responsibility and the challenges facing the Company, with in depth knowledge of its business;

c)   maintain unity and harmony in conducting business;

d)  have experience of managing crises and identifying and managing risks;

e)  avoid conflicts of interest with the Company since targets set must be aligned with the strategic parameters set forth by the Board of Directors and comply with the Organization's corporate policy and culture, showing firm commitment to creating value for shareholders and advocating their interests; and

f)   maintain constant concern for transparency in order to allow the use of more secure and efficient means for access to Company records easily, quickly and effectively for customers, shareholders, the market, and staff;

2)  Performance of Shares / ADRs on Stock Exchanges in Brazil and Abroad – the CEO must make every effort to pursue the best results for shareholders, which essentially translates to higher prices for its Stock, payment of interest on its own capital and dividends, and equitable treatment for all. The relationship must be based on the Organization's ethical principles following applicable rules and legislation, ensuring protection of market information and absolute confidentiality of information that is not yet public knowledge, obtained through the position, that may interfere with share prices and influence market movement and/or investment decisions;

3)  Market Penetration – the CEO must act actively formulating and implementing plans in relation to:

a)  ways of growing the customer base and volume of transactions; and

b)  market opportunities that may add value to the Company, including possible acquisitions, partnerships and operational agreements;

4)  Policies Adopted: Corporate Governance, Socioenvironmental Responsibility and Human Resources – the CEO is committed to:

PAGE 181 /623

12.1 – Description of management structure

a)  ensuring the Organization's perpetuity, incorporating social and environmental factors when defining its business and operations, creating products for the ambit of corporate sustainability;

b)  keeping abreast of the main socio-environmental related demands in the market;

c)   constantly enhancing Corporate Governance practices;

d)  monitoring any issues that may have a significant impact on the Organization's image;

e)  taking an ethical approach in all relationships, such as those with shareholders, customers, investors, the Central Bank of Brazil and other Government Agencies; and

f)   acting fairly, in accordance with good principles in relation to employment, ensuring equal opportunities for hiring, professional development, evaluation, compensation and discipline of Directors and officers and other members of staff. Finally, note that the evaluation of other members of the Executive Board, conducted by the CEO, in as far as possible, should be based on the guidelines herein set forth and our organizational culture, in which the process of designating staff for other levels in the hierarchy depends on their showing outstanding merit in their field of work, considering factors such as competence, technical quality, interest and performance, and no event may be automatic or compulsory.

Procedures for Evaluating Committee Members

Members of the Bank's statutory committees are regularly evaluated by the Board of Directors, which takes the following aspects into account:

a)  fulfilling the attributions stated in the rules of the committee to which the member belongs;

b)  availability in terms of the time a committee member spends on the committee's work;

c)   commitment to developing reports;

d)  frequency of attending meetings and effectively taking part in them.

There is strong interaction between Committees and the Board of Directors at Bradesco. Numerous committee sessions, as well as their meetings with the Board and the different Departments show good relations between these bodies and the Board, as well as Senior Management's support for development activities. In addition, the presence of the members of the Board of Directors and the members of Senior Management on statutory committees further facilitates relations between the bodies and their functioning, also facilitating the process of the Board's evaluation of committee members by observing the development of their activities and other aspects mentioned above.

The Audit Committee's self-assessment is conducted by its own members, and considers subjects related to the involvement of committee members and different subjects and areas of the Bank, namely:

a)  financial statements;

b)  Internal Controls and Risk management;

c)   compliance and ethics;

d)  supervision of senior management and internal controls;

e)  relations with external auditors.

PAGE 182 /623

12.2 – Rules, policies, and practices relating to general meetings

a.   notification in good time

Law No. 6,404/76 requires a minimum of 15 days notice for holding meetings. Bradesco provides all documentation related to meetings and does so preferably 30 days in advance. In 2010, documents relating to the ordinary and extraordinary shareholders meeting held on 03.10.2010 were made available to the market on 02.09.2010.

b.  competences

General Meetings called and officially started in accordance with legislation and Bylaws have powers to decide on all business related to the Company's purpose and take decisions they deem appropriate for its defense and development. This subject is addressed in Chapter XI (Articles 121-137) of Law No. 6,404 of December 15, 1976.

Article 132 of Law No. 6,404/76 states that Business Corporations of the Sociedades Por Ações format shall hold annual General Meetings within the first four (4) months following the end of the fiscal year, to address the following issues:

I.    take management accounts, examine, discuss, and vote on the financial statements;

II.  decide on the use of net income for the year and distribution dividends; and

III. elect officers and members of the Supervisory Council.

Extraordinary General Meetings must be called for other cases, such as amending bylaws, decisions involving transformation, consolidation, merger or split of the company, or its winding up and liquidation, appoint or dismiss liquidators, to examine their accounts, bundle or unbundle shares.

c.   addresses (physical or electronic) where documents relating to the shareholders general meeting will be available for analysis

Documents relating to General Meetings, such as Call Notices and Motions from the Board of Directors, are available to shareholders at Bradesco's Shares and Custody Department, the Depository Financial Institution for the company's shares, in Cidade de Deus, Prédio Amarelo, Vila Yara, Osasco, state of São Paulo, and may also be seen at www.bradesco.com.br – Corporate Governance / Shareholders, or the BM&FBovespa and CVM websites.

d.  identifying and managing conflicts of interest

As Law No. 6,404/76 states, shareholders should exercise voting rights in the interests of the company. Abusive voting refers to voting for the purpose of causing damage to the company or other shareholders, or to obtain undue advantage for voters themselves or for others, and which may lead to losses for the company or other shareholders.

During the meeting, shareholders whose interests are in conflict with the company's on specific points must report this immediately and refrain from taking part in discussion and voting on this item.

e.  management's request for proxies to exercise voting rights

Bradesco's Management does not request voting proxies and shareholders may decide on their representation at General Meetings at their own discretion.

f.   formalities required for the acceptance of proxies appointed by shareholders, indicating whether the issuer accepts shareholders appointing proxies by electronic means.

PAGE 183 /623

12.2 – Rules, policies, and practices relating to general meetings

When a shareholder is represented by a proxy, the document must be examined before the General Meeting starts. In order to hasten the process and facilitate the work of Meetings, at the shareholder's discretion, proof of ownership of shares with preferably two (2) or more business days before the date set for the General Meeting, the proxy must be deposited at the Company's principal offices at Banco Bradesco S.A. – General Secretariat – Corporate – Cidade de Deus – 4th floor Prédio Vermelho – Vila Yara – Osasco, state of São Paulo – postal code 06029-900. Copies of documentation may also be e-mailed to governancacorp@bradesco.com.br or faxed to (11) 3684-4630 or (11) 3683-2564.

Any proxies drafted in a foreign language must be translated into Portuguese and filed with the Registry of Deeds and Documents before forwarding to the Company.

g.   maintaining Internet forums and pages to receive and share investors' comments on agendas for meetings

The following electronic channels are available for shareholders to send comments:

–    governancacorp@bradesco.com.br

–    investidores@bradesco.com.br

h.  live video and/or audio broadcasts of meetings

Live video and/or audio broadcasts of Meetings are not available.

i.    procedures for allowing shareholders to formulate proposals for inclusion on the agenda.

Notices calling the Company's General Meetings explicitly include numbered lists of all the matters to be discussed on the agenda, but other subjects that depend on a decision by the meeting may not be included

If the Company receives proposals from formulated shareholders, they are evaluated by Management.

PAGE 184 /623

12.3 – Dates and newspapers publishing information required under Law No. 6,404/76

Fiscal Year	Publication	Gazette / Newspaper – State	Date
12/31/2009	Financial Statements	Diário Oficial do Estado – SP	02/10/2010
02/10/2010
	Notifying Shareholders that Financial Statements Are Available	Diário do Comércio (São Paulo) – SP	02/02/2010
02/03/2010
02/04/2010
		Diário Oficial do Estado – SP	02/02/2010
02/03/2010
02/04/2010
	Calling OGM that Reviewed Financial Statements	Diário do Comércio (São Paulo) – SP	02/10/2010
02/11/2010
02/12/2010
		Diário Oficial do Estado – SP	02/10/2010
02/11/2010
02/12/2010
12/31/2008	Financial Statements	Diário do Comércio (São Paulo) – SP	03/05/2009
		Diário Oficial do Estado – SP	03/05/2009
	Notifying Shareholders that Financial Statements Are Available	Diário do Comércio (São Paulo) – SP	02/03/2009
02/04/2009
02/05/2009
		Diário Oficial do Estado – SP	02/03/2009
02/04/2009
02/05/2009
	Calling OGM that Reviewed Financial Statements	Diário do Comércio (São Paulo) – SP	02/18/2009
02/19/2009
02/20/2009
		Diário Oficial do Estado – SP	02/18/2009
02/19/2009
02/20/2009
	Minutes of OGM that Reviewed Financial Statements	Diário do Comércio (São Paulo) – SP	04/07/2009
		Diário Oficial do Estado – SP	04/07/2009
12/31/2007	Financial Statements	Diário do Comércio (São Paulo) – SP	02/13/2008
02/13/2008
	Calling OGM that Reviewed Financial Statements	Diário do Comércio (São Paulo) – SP	03/06/2008
03/07/2008
		Diário Oficial do Estado – SP	03/05/2008
03/05/2008
03/06/2008
03/07/2008
	Minutes of OGM that Reviewed Financial Statements	Diário do Comércio (São Paulo) – SP	04/15/2008
		Diário Oficial do Estado – SP	04/15/2008

PAGE 185 /623

12.4 – Rules, policies, and practices relating to the Board of Directors

a.   frequency of meetings

The Board meets quarterly and may hold extraordinary meetings when necessary and called by the Chairman or half of its current members, and minutes are written for each meeting.

b.  If there are any, provisions of the shareholders agreement that pose restriction or conditions on the exercise of voting rights by members of the board

There are no shareholder agreements.

c.   rules for identifying and managing conflicts of interest

Law No. 6,404/76 bars officers from intervening in any corporate transaction in which they have conflicting interests with the company, or in related decisions taken by the other officers, and they must notify their impediment and have the nature and extent of their interest recorded in the minutes of the meeting of the board of directors or executive board.

Article 8 of the Internal Rules of Bradesco's Board of Directors identifies officer impediments that are characterized as conflicts of interest, namely:

a)  performing acts of liberality at the expense of the Company or other Bradesco companies;

b)  borrowing funds from the Company or its subsidiaries, or using the latter's assets for their own benefit;

c)  enjoying any type of advantage due to the position held;

d)  using business opportunities that they may learn of due to their position, for their own benefit or that of others, with or without prejudice to the Company;

e)  omission in the exercise or protection of the Company's rights;

f)   acquiring assets or rights known to be necessary to the Company, or that it intends to acquire, to be resold at a profit;

g)  making use of insider information to gain advantage for themselves or others by buying or selling securities;

h)  intervening in transactions that involve interests conflicting with the Company or any Bradesco company; should this occur, the reasons for impediment must be recorded in the minutes;

i)   be directly or indirectly involved in trading Securities issued by the Company or referenced to them:

I.    prior to disclosure to the market of a material event or fact in the business of Banco Bradesco S.A.;

II.  within fifteen (15) days of Banco Bradesco S.A.'s quarterly or annual reports being disclosed;

III. if there is the intention of promoting a corporate merger, total or partial split, conversion, or reorganization;

IV. during the process of acquisition or disposal of shares issued by Banco Bradesco S.A., exclusively on dates on which the Bank is trading.

j)   decide on purchase or sale by the Company or by other Bradesco publicly held companies, of their own stock, if there are any:

I.    any agreement or contract seeking to transfer shareholder control;

PAGE 186 /623

12.4 – Rules, policies, and practices relating to the Board of Directors

II.  intention of promoting corporate absorption, total or partial split, merger, conversion or reorganization involving significant investment in affiliates.

In order to prevent conflicts of interest, Bradesco's Policy on Related Party Transactions consolidates the Company's procedures for the above mentioned transactions pursuant the rules issued by Regulatory Organizations, thus lending transparency to the process for our shareholders, investors and the market in general, and ensuring strict alignment with the Organization's interests in line with best practices for Corporate Governance. This Policy bars loans or advances to Directors or officers and members of Advisory Councils or the Board, or Tax committees or similar bodies, or to their spouses; relatives to the second degree of kinship, for persons mentioned above; persons or entities holding more than ten percent (10%) of Bradesco capital unless specifically authorized by the Central Bank of Brazil, in each case, for transactions collateralized by effects resulting from the purchase and sale or attachment of goods within general limits set by the National Monetary Council; legal entities of which Bradesco holds more than ten percent (10%) of capital; and legal entities in whose capital more than ten percent (10%) is held by any Bradesco director or officer, or their spouses and relatives to the second degree.

Once identified, any person involved in a conflict of interest must be removed from the arrangements made to solve the issue, which is the responsibility of the Ethics Committee, which shall:

a)  review any infractions and violations of corporate or industry Codes of Ethical Conduct, and/or Bradesco's Policies and Procedures, whether reported directly by the complainant or through the Organization's Dependencies;

b)  determine the measures necessary by issuing a report or opinion addressed to the competent Dependencies;

c)  ensuring that infractions and violations are followed by applicable disciplinary actions, regardless of the level of hierarchy concerned, without prejudice of applicable legal penalties;

d)  ensure that the Board of Directors is informed of issues that may significantly impact the Organization's image; and

e)  submit issues relating to Bradesco's Directors to the Board for appreciation.

PAGE 187 /623

12.5 – Description of section commiting to settle disputes through arbitration

The bylaws do not contain a commitment to arbitration for settling conflicts among shareholders or between the latter and the issuer.

PAGE 188 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

Name	Age	Management body	Date elected	Mandate
Taxpayer No. (CPF)	Profession	Elected position held	Date took office	Elected by controlling shareholder
Other positions and duties with issuer
Ademir Cossiello	54	Belongs to executive board only	03/10/2010	until the first meeting of the board of directors held after the 2011 OGM.
722.446.408-25	Banking	19 – Executive managing director	05/28/2010	Yes

Member of the statutory committee for Integrated Risk Management and Capital Allocation, and the following executive committees: Credit, Investments; Customer Relationship Management (CRM); Strategic Planning, Products Services; and Tenders and Direct Negotiations with Public and Private Institutions, acting as coordinator of the last two committees.

Adineu Santesso	57	Belongs to executive board only	03/10/2010	until the first meeting of the board of directors held after the 2011 OGM.
401.747.518-34	Banking	19 – Departmental director	05/31/2010	Yes
Member of the Credit Risk Management executive committee.
Airton Celso Exel Andreolli	61	Belongs to executive board only	03/10/2010	until the first meeting of the board of directors held after the 2011 OGM.
053.336.958-49	Banking	19 – Departmental director	05/31/2010	Yes.
Member of the Corporate Security, Brazilian Payments System (SBP), and Information Technology executive committees.
Alex Silva Braga	45	Belongs to executive board only	03/10/2010	until the first meeting of the board of directors held after the 2011 OGM.
509.505.336-53	Banking	19 – Regional director	05/31/2010	Yes
Does not have other positions or duties with the issuer.
Alexandre da Silva Glüher	49	Belongs to executive board only	03/10/2010	until the first meeting of the board of directors held after the 2011 OGM.
282.548.640-04	Banking	19 – Departmental director	05/31/2010	Yes

Member of statutory committees for Ethical Conduct and Internal Controls and Compliance, and of the Products and Services executive committee; Corporate Security; Brazilian Payments System (SPB); Information Technology; Prevention and Combat of Money Laundering and Financing for Terrorism; Bradesco Corporate Business, Bradesco Empresas [Companies], Forex-International Unit, BBI and Corretora (Broker / dealer); Credit Risk Management; and Basel II Application.

PAGE 189 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

Name	Age	Management body	Date elected	Mandate
Taxpayer No. (CPF)	Profession	Elected position held	Date took office	Elected by controlling shareholder
Other positions and duties with issuer
Alfredo Antônio Lima de Menezes	48	Belongs to executive board only	03/10/2010	until the first meeting of the board of directors held after the 2011 OGM.
037.958.008-03	Banking	19 – Departmental director	05/31/2010	Yes.
Member of Market and Liquidity Risk, Investments, and Treasury executive committees.
Almir Rocha	46	Belongs to executive board only	03/10/2010	until the first meeting of the board of directors held after the 2011 OGM.
125.546.708-89	Banking	19 – Regional director	05/31/2010	Yes
Does not have other positions or duties with the issuer.
Altair Antônio de Souza	49	Belongs to executive board only	03/10/2010	until the first meeting of the board of directors held after the 2011 OGM.
244.092.606-00	Banking	19 – Departmental director	06/10/2010	Yes
Member of the executive committee for Tenders and Direct Negotiations with Public and Private Institutions.
Amilton Nieto	49	Belongs to executive board only	03/10/2010	until the first meeting of the board of directors held after the 2011 OGM.
011.136.138-90	Banking	19 – Departmental director	05/31/2010	Yes
Member of the Socioenvironmental Responsibility executive committee.
André Bernardino da Cruz Filho	51	Belongs to executive board only	03/10/2010	until the first meeting of the board of directors held after the 2011 OGM.
192.221.224-53	Banking	19 – Departmental director	05/31/2010	Yes
Member of the following executive committees; Market and Liquidity Risk Management; Investments; Capital Market; and Brazilian Payments System (SPB)
André Marcelo da Silva Prado	48	Belongs to executive board only	03/10/2010	until the first meeting of the board of directors held after the 2011 OGM.
797.052.867-87	Banking	19 – Departmental director	05/31/2010	Yes

Member of the following executive committees; Credit Risk Management; Investments; Capital Market and Bradesco Corporate Business; Bradesco Companies, Forex-International Unit, BBI and Corrretora (broker / dealer).

PAGE 190 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

Name	Age	Management body	Date elected	Mandate
Taxpayer No. (CPF)	Profession	Elected position held	Date took office	Elected by controlling shareholder
Other positions and duties with issuer
André Rodrigues Cano	51	Belongs to executive board only	03/10/2010	until the first meeting of the board of directors held after the 2011 OGM.
005.908.058-27	Banking	19 – Departmental director	06/10/2010	Yes

Member of executive committees – Quality, Customer Relationship Management (CRM), Socioenvironmental Responsibility, Corporate Security, Brazilian Payments System (SBP), Information Technology, and Products and Services.

Antonio Chinellato Neto	52	Belongs to executive board only	03/10/2010	until the first meeting of the board of directors held after the 2011 OGM.
029.888.168-32	Banking	19 – Director	05/31/2010	Yes
Does not have other positions or duties with the issuer.
Antonio de Jesus Mendes	57	Belongs to executive board only	03/10/2010	until the first meeting of the board of directors held after the 2011 OGM.
531.807.478-20	Banking	19 – Departmental director	06/10/2010	Yes
Member of the following executive committees: Investments; Tenders and Direct Negotiations with Public and Private Institutions; and Treasury.
Antonio Gualberto Diniz	48	Belongs to executive board only	03/10/2010	until the first meeting of the board of directors held after the 2011 OGM.
053.485.748-56	Banking	19 – Regional director	05/31/2010	Yes
Does not have other positions or duties with the issuer.
Antonio José da Barbara	41	Belongs to executive board only	03/10/2010	until the first meeting of the board of directors held after the 2011 OGM.
083.858.728-33	Banking	19 – Departmental director	05/31/2010	Yes
Member of the Socioenvironmental Responsibility, Corporate Governance, and Disclosure executive committees.
Antonio Piovesan	49	Belongs to executive board only	03/10/2010	until the first meeting of the board of directors held after the 2011 OGM.
015.525.598-31	Banking	19 – Regional director	06/10/2010	Yes
Does not have other positions or duties with the issuer.

PAGE 191 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

Name	Age	Management body	Date elected	Mandate
Taxpayer No. (CPF)	Profession	Elected position held	Date took office	Elected by controlling shareholder
Other positions and duties with issuer
Arnaldo Alves Vieira	62	Belongs to executive board only	03/10/2010	until the first meeting of the board of directors held after the 2011 OGM.
055.302.378-00	Banking	11 – Executive vice-president / superintendent	05/28/2010	Yes

Member of the Ethical Conduct and Integrated Risk Management and Capital Allocation statutory committees, and of the following executive committees: Credit; Operational Risk Management; Strategic Planning; Socioenvironmental Responsibility; and Basel II Application.

Arnaldo Nissental	54	Belongs to executive board only	03/10/2010	until the first meeting of the board of directors held after the 2011 OGM.
425.048.807-15	Banking	19 – Departmental director	05/31/2010	Yes
Member of the Customer Relationship Management (CRM) and Corporate Security executive committees.
Aurélio Conrado Boni	58	Belongs to executive board only	03/10/2010	until the first meeting of the board of directors held after the 2011 OGM.
191.617.008-00	Banking	19 – Executive managing director	06/10/2010	Yes

Member of the following executive committees: Operational Risk Management; Strategic Planning; Corporate Security; Information Technology; Basel II Application; Acquisition and Integration of New Companies with Bradesco Organization; and Brazilian Payments System (SBP), acting as coordinator of the latter.

Aurélio Guido Pagani	50	Belongs to executive board only	03/10/2010	until the first meeting of the board of directors held after the 2011 OGM.
349.838.999-87	Banking	19 – Director	05/31/2010	Yes
Does not have other positions or duties with the issuer.
Candido Leonelli	63	Belongs to executive board only	03/10/2010	until the first meeting of the board of directors held after the 2011 OGM.
375.739.268-04	Banking	19 – Executive managing director	05/28/2010	Yes

Member of the following executive committees: Operational Risk Management; Strategic Planning; Corporate Security, Products and Services; Customer Relationship Management (CRM), acting as coordinator of the latter.

PAGE 192 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

Name	Age	Management body	Date elected	Mandate
Taxpayer No. (CPF)	Profession	Elected position held	Date took office	Elected by controlling shareholder
Other positions and duties with issuer
Cassiano Ricardo Scarpelli	41	Belongs to executive board only	03/10/2010	until the first meeting of the board of directors held after the 2011 OGM.
082.633.238-27	Banking	19 – Departmental director	05/31/2010	Yes
Member of executive committee – Treasury.
Cláudio Fernando Manzato	56	Belongs to executive board only	03/10/2010	until the first meeting of the board of directors held after the 2011 OGM.
594.044.938-72	Banking	19 – Director	05/31/2010	Yes
Does not have other positions or duties with the issuer.
Clayton Camacho	48	Belongs to executive board only	03/10/2010	until the first meeting of the board of directors held after the 2011 OGM.
049.313.418-29	Banking	19 – Departmental director	05/31/2010	Yes

Member of statutory committees for Ethical Conduct and Internal Controls and Compliance, and of the following executive committees: Prevention and Combat of Money Laundering and Financing for Terrorism; and Corporate Security.

Delvair Fidencio de Lima	50	Belongs to executive board only	03/10/2010	until the first meeting of the board of directors held after the 2011 OGM.
005.645.288-89	Banking	19 – Regional director	05/31/2010	Yes
Does not have other positions or duties with the issuer.
Denise Pauli Pavarina	47	Belongs to executive board only	03/10/2010	until the first meeting of the board of directors held after the 2011 OGM.
076.818.858-03	Banking	19 – Departmental director	05/31/2010	Yes
Does not hold other positions with issuer
Diaulas Morize Vieira Marcondes Junior	52	Belongs to executive board only	03/10/2010	until the first meeting of the board of directors held after the 2011 OGM.
010.673.678-70	Banking	19 – Regional director	05/31/2010	Yes
Does not have other positions or duties with the issuer.

PAGE 193 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

Name	Age	Management body	Date elected	Mandate
Taxpayer No. (CPF)	Profession	Elected position held	Date took office	Elected by controlling shareholder
Other positions and duties with issuer
Domingos Figueiredo de Abreu	51	Belongs to executive board only	03/10/2010	until the first meeting of the board of directors held after the 2011 OGM.
942.909.898-53	Banking	11 – Executive vice-president / superintendent	05/28/2010	Yes

Member of statutory committees: Ethical Conduct; Integrated Risk Management and Capital Allocation; and Internal Controls and Compliance, and of the following executive committees: Credit Risk Management; Operational Risk Management; Market and Liquidity Risk Management, Investment; Quality; Capital Market; Strategic Planning; Basel II Application; Products and Services; Efficiency; Acquisition and Integration of New Companies with the Bradesco Organization; Accounting Policies and Practices Management; Socioenvironmental Responsibility; Corporate Governance; and Disclosure, acting as coordinator of the last five committees.

Douglas Tevis Francisco	47	Belongs to executive board only	03/10/2010	until the first meeting of the board of directors held after the 2011 OGM.
040.066.838-63	Banking	19 – Departmental director	05/31/2010	Yes
Member of the Corporate Security and Information Technology executive committees.
Fernando Roncolato Pinho	55	Belongs to executive board only	03/10/2010	until the first meeting of the board of directors held after the 2011 OGM.
562.941.588-34	Banking	19 – Departmental director	05/31/2010	Yes
Member of the following executive committees: Corporate Security, Brazilian Payments System (SPB); Information Technology; and Products and Services.
Francisco Aquilino Pontes Gadelha	52	Belongs to executive board only	03/10/2010	until the first meeting of the board of directors held after the 2011 OGM.
089.915.023-34	Banking	19 – Regional director	05/31/2010	Yes
Does not have other positions or duties with the issuer.
Francisco Assis da Silveira Junior	44	Belongs to executive board only	03/10/2010	until the first meeting of the board of directors held after the 2011 OGM.
075.811.178-98	Banking	19 – Regional director	06/10/2010	Yes
Does not have other positions or duties with the issuer.
Geraldo Dias Pacheco	50	Belongs to executive board only	03/10/2010	until the first meeting of the board of directors held after the 2011 OGM.
389.678.049-20	Banking	19 – Regional director	05/31/2010	Yes

PAGE 194 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

Name	Age	Management body	Date elected	Mandate
Taxpayer No. (CPF)	Profession	Elected position held	Date took office	Elected by controlling shareholder
Other positions and duties with issuer
Does not have other positions or duties with the issuer.
Jair Delgado Scalco	60	Belongs to executive board only	03/10/2010	until the first meeting of the board of directors held after the 2011 OGM.
221.863.878-91	Banking	19 – Departmental director	06/10/2010	Yes
Does not have other positions or duties with the issuer.
Jean Philippe Leroy	45	Belongs to executive board only	03/10/2010	until the first meeting of the board of directors held after the 2011 OGM.
703.149.427-34	Banking	19 – Departmental director	05/31/2010	Yes
Does not have other positions or duties with the issuer.
João Albino Winkelmann	47	Belongs to executive board only	03/10/2010	until the first meeting of the board of directors held after the 2011 OGM.
394.235.810-72	Banking	19 – Departmental director	05/31/2010	Yes
Member of the following executive committees: Bradesco Corporate Investments and Business, Bradesco Empresas (Companies), Forex-International Unit; BBI and Corretora (Broker / dealer).
João Alexandre Silva	46	Belongs to executive board only	03/10/2010	until the first meeting of the board of directors held after the 2011 OGM.
534.562.979-04	Banking	19 – Regional director	05/31/2010	Yes
Does not have other positions or duties with the issuer.
João Carlos Gomes da Silva	49	Belongs to executive board only	03/10/2010	until the first meeting of the board of directors held after the 2011 OGM.
044.972.398-45	Banking	19 – Regional director	05/31/2010	Yes
Does not have other positions or duties with the issuer.
José Alcides Munhoz	61	Belongs to executive board only	03/10/2010	until the first meeting of the board of directors held after the 2011 OGM.
064.350.330-72	Banking	19 – Executive managing director	05/28/2010	Yes

PAGE 195 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

Name	Age	Management body	Date elected	Mandate
Taxpayer No. (CPF)	Profession	Elected position held	Date took office	Elected by controlling shareholder
Other positions and duties with issuer
Member of the following executive committees: Credit; Investments; Basel II Application; and Strategic Planning.
José Luiz Rodrigues Bueno	57	Belongs to executive board only	03/10/2010	until the first meeting of the board of directors held after the 2011 OGM.
586.673.188-68	Banking	19 – Departmental director	05/31/2010	Yes
Member of statutory committee for Ethical Conduct, and of the following executive committees: Quality, Socioenvironmental Responsibility, and Corporate Security.
José Maria Soares Nunes	52	Belongs to executive board only	03/10/2010	until the first meeting of the board of directors held after the 2011 OGM.
001.666.878-20	Banking	19 – Departmental director	05/31/2010	Yes
Member of the Corporate Governance and Disclosure executive committees.
José Ramos Rocha Neto	41	Belongs to executive board only	03/10/2010	until the first meeting of the board of directors held after the 2011 OGM.
624.211.314-72	Banking	19 – Director	05/31/2010	Yes
Does not have other positions or duties with the issuer.
José Sergio Bordin	41	Belongs to executive board only	03/10/2010	until the first meeting of the board of directors held after the 2011 OGM.
095.407.008-92	Banking	19 – Regional director	05/31/2010	Yes
Does not have other positions or duties with the issuer.
Josué Augusto Pancini	50	Belongs to executive board only	03/10/2010	until the first meeting of the board of directors held after the 2011 OGM.
966.136.968-20	Banking	19 – Departmental director	05/31/2010	Yes
Member of executive committees; Credit Risk Management; Investments, Socioenvironmental Responsibility; and Tenders and Direct Negotiations with Public and Private Institutions.
Júlio Alves Marques	57	Belongs to executive board only	03/10/2010	until the first meeting of the board of directors held after the 2011 OGM.
618.635.808-91	Banking	19 – Departmental director	06/10/2010	Yes

PAGE 196 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

Name	Age	Management body	Date elected	Mandate
Taxpayer No. (CPF)	Profession	Elected position held	Date took office	Elected by controlling shareholder
Other positions and duties with issuer
Member of the Ethical Conduct Committee.
Julio de Siqueira Carvalho de Araujo	55	Belongs to executive board only	03/10/2010	until the first meeting of the board of directors held after the 2011 OGM.
425.327.017-49	Banking	11 – Executive vice-president / superintendent	06/10/2010	Yes

Member of the statutory committee for Integrated Risk Management and Capital Allocation, and the following executive committees: Acquisition and Integration of New Companies with the Bradesco Organization; Capital market; Strategic Planning; Basel II Application; Disclosure; Efficiency; Credit; Bradesco Corporate Business; Bradesco Empresas (Companies); Forex-International Unit; BBI and Corretora (Broker/dealer); Investments and Treasury, acting as coordinator in the latter two cases.

Laércio Albino Cezar	63	Belongs to executive board only	03/10/2010	until the first meeting of the board of directors held after the 2011 OGM.
064.172.724-00	Banking	11 – Executive vice-president / superintendent	05/28/2010	Yes

Member of the statutory committee for Integrated Risk Management and Capital Allocation, and the following executive committees: Strategic Planning; Socioenvironmental Responsibility; Products and Services; Efficiency; Acquisition and Integration of New Companies with the Bradesco Organization; and Information Technology, acting as coordinator of the latter.

Laércio Carlos de Araújo Filho	54	Belongs to executive board only	03/10/2010	until the first meeting of the board of directors held after the 2011 OGM.
567.041.788-72	Banking	19 – Departmental director	05/31/2010	Yes
Member of executive committee – Corporate Security
Lúcio Rideki Takahama	47	Belongs to executive board only	03/10/2010	until the first meeting of the board of directors held after the 2011 OGM.
052.446.968-74	Banking	19 – Departmental director	06/10/2010	Yes
Member of the executive committee – Investments
Luiz Alves dos Santos	58	Belongs to executive board only	03/10/2010	until the first meeting of the board of directors held after the 2011 OGM.
387.923.898-72	Banking	19 – Departmental director	06/10/2010	Yes
Member of the following executive committees: Corporate Security; Brazilian Payments System (SBP); and Information Technology.

PAGE 197 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

Name	Age	Management body	Date elected	Mandate
Taxpayer No. (CPF)	Profession	Elected position held	Date took office	Elected by controlling shareholder
Other positions and duties with issuer
Luiz Carlos Angelotti	45	Belongs to executive board only	03/10/2010	until the first meeting of the board of directors held after the 2011 OGM.
058.042.738-25	Banking	19 – Departmental director	05/31/2010	Yes
Member of the following executive committees: Accounting Policies and Practices Management, and Disclosure.
Luiz Carlos Brandão Cavalcanti Junior	48	Belongs to executive board only	03/10/2010	until the first meeting of the board of directors held after the 2011 OGM.
226.347.385-87	Banking	19 – Departmental director	05/31/2010	Yes
Member of the following executive committees: Customer Relationship Management (CRM), and Socioenvironmental Responsibility.
Luiz Fernando Peres	59	Belongs to executive board only	03/10/2010	until the first meeting of the board of directors held after the 2011 OGM.
411.482.078-72	Banking	19 – Departmental director	05/31/2010	Yes
Member of the following executive committees: Credit; Credit Risk Management, Capital Market; and Socioenvironmental Responsibility.
Marcelo de Araújo Noronha	44	Belongs to executive board only	03/10/2010	until the first meeting of the board of directors held after the 2011 OGM.
360.668.504-15	Banking	19 – Departmental director	05/31/2010	Yes
Member of the executive committee for Credit Risk Management.
Marcos Bader	52	Belongs to executive board only	03/10/2010	until the first meeting of the board of directors held after the 2011 OGM.
030.763.738-70	Banking	19 – Departmental director	05/31/2010	Yes
Member of executive committee – Corporate Security.
Marcos Daré	52	Belongs to executive board only	03/10/2010	until the first meeting of the board of directors held after the 2011 OGM.
874.059.628-15	Banking	19 – Departmental director	05/31/2010	Yes

PAGE 198 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

Name	Age	Management body	Date elected	Mandate
Taxpayer No. (CPF)	Profession	Elected position held	Date took office	Elected by controlling shareholder
Other positions and duties with issuer
Member of the executive committee – Investments.
Mario Helio de Souza Ramos	54	Belongs to executive board only	03/10/2010	until the first meeting of the board of directors held after the 2011 OGM.
771.420.048-00	Banking	19 – Departmental director	05/31/2010	Yes
Member of executive committee – Socioenvironmental Responsibility.
Marlene Morán Millan	46	Belongs to executive board only	03/10/2010	until the first meeting of the board of directors held after the 2011 OGM.
076.656.518-10	Banking	19 – Departmental director	05/31/2010	Yes

Member of executive committees – Market and Liquidity Risk Management; – Bradesco Corporate Business, Bradesco Empresas (Companies), Forex-International Unit, BBI and Corretora (Broker / dealer); and Prevention and Combat of Money Laundering and Financing for Terrorism.

Mauricio Gomes Maciel	43	Belongs to executive board only	03/10/2010	until the first meeting of the board of directors held after the 2011 OGM.
074.061.198-44	Banking	19 – Regional director	05/31/2010	Yes
Does not have other positions or duties with the issuer.
Maurício Machado de Minas	50	Belongs to executive board only	03/10/2010	until the first meeting of the board of directors held after the 2011 OGM.
044.470.098-62	Banking	19 – Executive managing director	05/28/2010	Yes

Member of the following executive committees: Strategic Planning; Brazilian Payments System (SPB); Information Technology; Products and Services; Operational Risk Management; Corporate Security, Basel II Application; and Acquisition and Integration of New Companies with the Bradesco Organization.

Milton Matsumoto	65	Belongs to executive board only	03/10/2010	until the first meeting of the board of directors held after the 2011 OGM.
081.225.550-04	Banking	19 – Executive managing director	05/28/2010	Yes

PAGE 199 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

Name	Age	Management body	Date elected	Mandate
Taxpayer No. (CPF)	Profession	Elected position held	Date took office	Elected by controlling shareholder
Other positions and duties with issuer

Member of statutory committees: Integrated Risk Management and Capital Allocation; Internal Controls and Compliance; and Ethical Conduct, acting as coordinator of the latter, and of the following executive committees: Acquisition and Integration of New Companies with the Bradesco Organization; Quality; Capital Market; Strategic Planning; Socioenvironmental Responsibility; Brazilian Payments System (SBP); Information Technology, Treasury, Corporate Governance; Products and Services; Efficiency, Disclosure; Human Resources and Personnel Management; Accounting Policies and Practices Management; Basel II Application; Credit Risk Management; Operational Risk Management; Market and Liquidity Risk Management; Prevention and Combat of Money Laundering and Financing for Terrorism; and Corporate Security, acting as coordinator of the last five committees.

Moacir Nachbar Junior	45	Belongs to executive board only	03/10/2010	until the first meeting of the board of directors held after the 2011 OGM.
062.947.708-66	Banking	19 – Departmental director	05/31/2010	Yes

Member of the following executive committees: Market and Liquidity Risk Management; Investments; Prevention and Combat of Money Laundering and Financing for Terrorism; Brazilian Payments System (SBP); Treasury; and Disclosure.

Nilton Pelegrino Nogueira	56	Belongs to executive board only	03/10/2010	until the first meeting of the board of directors held after the 2011 OGM.
680.389.338-34	Banking	19 – Departmental director	05/31/2010	Yes
Does not have other positions or duties with the issuer.
Nobuo Yamazaki	45	Belongs to executive board only	03/10/2010	until the first meeting of the board of directors held after the 2011 OGM.
180.387.998-01	Banking	19 – Departmental director	05/31/2010	Yes
Does not have other positions or duties with the issuer.
Norberto Pinto Barbedo	58	Belongs to executive board only	03/10/2010	until the first meeting of the board of directors held after the 2011 OGM.
509.392.708-20	Banking	11 – Executive vice-president / superintendent	05/28/2010	Yes

Member of Integrated Risk Management and Capital Allocation (statutory committee); and of the following executive committees: Credit; Investments; Strategic Planning; Capital Market and Bradesco Corporate Business, Bradesco Empresas (Companies), Forex-International Unit, BBI and Broker / dealer, acting as coordinator in the last two

Octávio de Lazari Júnior	46	Belongs to executive board only	03/10/2010	until the first meeting of the board of directors held after the 2011 OGM.
044.745.768-37	Banking	19 – Director	05/31/2010	Yes
Does not have other positions or duties with the issuer.

PAGE 200 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

Name	Age	Management body	Date elected	Mandate
Taxpayer No. (CPF)	Profession	Elected position held	Date took office	Elected by controlling shareholder
Other positions and duties with issuer
Octavio Manoel Rodrigues de Barros	54	Belongs to executive board only	03/10/2010	until the first meeting of the board of directors held after the 2011 OGM.
817.568.878-53	Banking	19 – Departmental director	05/31/2010	Yes
Member of Treasury Executive Committee.
Odair Afonso Rebelato	64	Belongs to executive board only	03/10/2010	until the first meeting of the board of directors held after the 2011 OGM.
120.119.838-00	Banking	19 – Executive managing director	06/10/2010	Yes

Member of the statutory committee for Ethical Conduct, and of the following executive committees: Credit; Operational Risk Management; Investments; Customer Relationship Management (CRM); Strategic Planning; Tenders and Direct Negotiations with Public and Private Institutions; Services; and Efficiency.

Osmar Roncolato Pinho	56	Belongs to executive board only	03/10/2010	until the first meeting of the board of directors held after the 2011 OGM.
689.926.298-34	Banking	19 – Director	05/31/2010	Yes
Does not have other positions or duties with the issuer.
Paulo Aparecido dos Santos	46	Belongs to executive board only	03/10/2010	until the first meeting of the board of directors held after the 2011 OGM.
072.150.698-42	Banking	19 – Departmental director	05/31/2010	Yes
Does not have other positions or duties with the issuer.
Paulo Faustino da Costa	45	Belongs to executive board only	03/10/2010	until the first meeting of the board of directors held after the 2011 OGM.
055.681.898-97	Banking	19 – Departmental director	05/31/2010	Yes
Member of the Socioenvironmental Responsibility, Corporate Governance, and Disclosure executive committees.
Roberto Sobral Hollander	59	Belongs to executive board only	03/10/2010	until the first meeting of the board of directors held after the 2011 OGM.
301.257.408-59	Banking	19 – Departmental director	05/31/2010	Yes

PAGE 201 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

Name	Age	Management body	Date elected	Mandate
Taxpayer No. (CPF)	Profession	Elected position held	Date took office	Elected by controlling shareholder
Other positions and duties with issuer

Member of statutory committees: Ethical Conduct; Integrated Risk Management and Capital Allocation; and Internal Controls and Compliance, and of the following executive committees: Credit Risk Management; Operational Risk Management; Market and Liquidity Risk Management; Corporate Governance; Basel II Application; Socioenvironmental Responsibility; Corporate Security; Brazilian Payments System (SPB); Information Technology; and Treasury.

Sérgio Alexandre Figueiredo Clemente	51	Belongs to executive board only	03/10/2010	until the first meeting of the board of directors held after the 2011 OGM.
373.766.326-20	Banking	19 – Executive managing director	05/28/2010	Yes

Member of the following executive committees: Credit; Investments; Tenders and Direct Negotiations with Public and Private Institutions; Capital Market; Bradesco Corporate Business, Bradesco Empresas (Companies), Forex-International Unit; BBI and Corretora (Broker / dealer); Strategic Planning; and Products and Services.

Sérgio Socha	64	Belongs to executive board only	03/10/2010	until the first meeting of the board of directors held after the 2011 OGM.
133.186.409-72	Banking	11 – Executive vice-president / superintendent	05/28/2010	Yes

Member of the statutory committee for Integrated Risk Management and Capital Allocation, and the following executive committees: Acquisition and Integration of New Companies with the Bradesco Organization; Credit Risk Management; Capital Market; Strategic Planning; Socioenvironmental Responsibility; Products and Services; Basel II Application, and Credit, acting as coordinator of the latter.

Volnei Wulff	51	Belongs to executive board only	03/10/2010	until the first meeting of the board of directors held after the 2011 OGM.
292.938.559-68	Banking	19 – Regional director	05/31/2010	Yes
Does not have other positions or duties with the issuer.
Walkiria Schirrmeister Marquetti	49	Belongs to executive board only	03/10/2010	until the first meeting of the board of directors held after the 2011 OGM.
048.844.738-09	Banking	19 – Departmental director	05/31/2010	Yes
Member of executive committee – Information Technology.
Wilson Reginaldo Martins	44	Belongs to executive board only	03/10/2010	until the first meeting of the board of directors held after the 2011 OGM.
337.633.301-78	Banking	19 – Regional director	05/31/2010	Yes
Does not have other positions or duties with the issuer.

PAGE 202 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

Name	Age	Management body	Date elected	Mandate
Taxpayer No. (CPF)	Profession	Elected position held	Date took office	Elected by controlling shareholder
Other positions and duties with issuer
Antônio Bornia	74	Belongs to board of directors only	03/10/2010	until 03.10.2011
003.052.609-44	Banking	21 – Vice-president of board of directors	06/01/2010	Yes
Member of the statutory Compensation committee.
Carlos Alberto Rodrigues Guilherme	66	Belongs to board of directors only	03/10/2010	until 03.10.2011
021.698.868-34	Banking	22 – Board of directors (full)	05/31/2010	Yes
Member of statutory committees for Ethical Conduct and Internal Controls and Compliance, acting as coordinator of the latter.
Denise Aguiar Alvarez	52	Belongs to board of directors only	03/10/2010	until 03.10.2011
032.376.698-65	Educator	22 – Board of directors (full)	05/31/2010	Yes
Does not have other positions or duties with the issuer.
João Aguiar Alvarez	49	Belongs to board of directors only	03/10/2010	until 03.10.2011
029.533.938-11	Banking	22 – Board of directors (full)	05/31/2010	Yes
Does not have other positions or duties with the issuer.
Lázaro de Mello Brandão	84	Belongs to board of directors only	03/10/2010	until 10.03.2011
004.637.528-72	Banking	20 – Chairman	05/31/2010	Yes
Member of the statutory Compensation committee, acting as its coordinator.
Márcio Artur Laurelli Cypriano	66	Belongs to board of directors only	03/10/2010	until 03.10.2011
063.906.928-20	Banking	22 – Board of directors (full)	05/31/2010	Yes

PAGE 203 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

Name	Age	Management body	Date elected	Mandate
Taxpayer No. (CPF)	Profession	Elected position held	Date took office	Elected by controlling shareholder
Other positions and duties with issuer
Member of the statutory Compensation committee.
Mário da Silveira Teixeira Júnior	64	Belongs to board of directors only	03/10/2010	until 03.10.2011
113.119.598-15	Banking	22 – Board of directors (full)	05/31/2010	Yes
Member of the Compensation and Internal Controls and Compliance statutory committees, acting as coordinator of the latter.
Ricardo Espírito Santo Silva Salgado	65	Belongs to board of directors only	03/10/2010	until 03.10.2011
385.154.827-20	Banking	22 – Board of directors (full)	06/10/2010	Yes
Does not have other positions or duties with the issuer.
Luiz Carlos Trabuco Cappi	58	Member of executive board and the board of directors	03/10/2010	until 03.10.2011
250.319.028-68	Banking	33 – Board member (full) and CEO	05/31/2010	Yes

Member of statutory committees for Compensation and Integrated Risk Management and Capital Allocation, acting as coordinator of the latter; and of the following executive committees: Strategic Planning, Basel II Application; Human Resources and Personnel Management, acting as coordinator in these committees.

Domingos Aparecido Maia	58	Supervisory council	03/10/2010	until 03.10.2011
714.810.018-68	Accountant	44 – C.F. (full) elected by preferred shareholders	05/31/2010	No
Does not have other positions or duties with the issuer.
João Batistela Biazon	65	Supervisory council	03/10/2010	until 03.10.2011
003.505.919-20	Business	46 – C.F. (Alternate) elected by controlling shareholder	05/31/2010	Yes
Does not have other positions or duties with the issuer.

PAGE 204 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

Name	Age	Management body	Date elected	Mandate
Taxpayer No. (CPF)	Profession	Elected position held	Date took office	Elected by controlling shareholder
Other positions and duties with issuer
Jorge Tadeu Pinto de Figueiredo	57	Supervisory council	03/10/2010	until 03.10.2011
399.738.328-68	Attorney	46 – C.F. (Alternate) elected by controlling shareholder	05/31/2010	Yes
Does not have other positions or duties with the issuer.
Nelson Lopes de Oliveira	68	Supervisory council	03/10/2010	until 03.10.2011
036.974.608-20	Business	40 – President Supervisory council Elected by controlling shareholder	05/31/2010	Yes
Does not hold other position with issuer.
Renaud Roberto Teixeira	67	Supervisory council	03/10/2010	until 03.10.2011
057.180.078-53	Business	47 – C.F. (Alternate) elected by preferred shareholders	05/31/2010	No
Does not have other positions or duties with the issuer.
Ricardo Abecassis Espírito Santo Silva	51	Supervisory council	03/10/2010	until 03.10.2011
692.405.237-15	Economist	43 – C.F. (full) elected by controlling shareholder	05/31/2010	Yes
Does not hold other position with issuer.
Professional experience / Declaration of any convictions

Ademir Cossiello – 722.446.408-25

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Executive managing director, whose role pursuant the bylaws is to fulfill the duties attributed to him.

PAGE 205 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii.      list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

01.02.1995 – Director

03.10.1998 to 09.20.1999 – Departmental director

from 06.25.2003 – Executive managing director

Banco Alvorada S.A.

06.09.2003 to 04.12.2004 – Director (CVM registration canceled 10.28.2003)

Banco Baneb S.A. (extinguished 12.30.2004)

06.30.1999 – Director

07.22.1999 to 10.10.2001 – Managing director (CVM registration canceled 10.01.2000)

Bancocidade – Leasing Arrendamento Mercantil S.A. (extinguished 07.30.2004)

06.10.2002 – Superintendent Director

04.30.2003 to 04.29.2004 – Director (CVM registration canceled 11.18.2003)

Baneb Leasing S.A. – Arrendamento Mercantil (extinguished 07.28.2000)

08.31.1999 to 07.28.2000 – Director (CVM registration canceled 06.20.2000)

Boavista S.A. – Arrendamento Mercantil (extinguished 12.31.2003)

12.17.2001 to 12.31.2003 – Director (CVM registration canceled 11.12.2003)

Bradesco Leasing S.A. – Arrendamento Mercantil

01.03.2002 to 04.19.2004 – Director

b.         description of any of the following events occurring during the last 5 years:

PAGE 206 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings

iii.        any final and unappealable conviction: no final and unappealable conviction.

Adineu Santesso – 401.747.518-34

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Departmental director, whose role is conducting the business of the pertinent department and advising other members of management.

Company's principal activity: Banking transactions in general, including forex.

-     Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

-     Others (over 5%): Grupo Espírito Santo de Portugal

a.ii.      list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

02.12.1990 to 09.29.2000 – Director

from 08.27.2001 – Departmental director

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings

iii.        any final and unappealable conviction: no final and unappealable conviction

Airton Celso Exel Andreolli – 053.336.958-49

PAGE 207 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Departmental director, whose role is conducting the business of the pertinent department and advising other members of management.

Company's principal activity: Banking transactions in general, including forex.

-     Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

-     Others (over 5%): Grupo Espírito Santo de Portugal

a.ii.      list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 04.24.1998 – Departmental director

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings

iii.        any final and unappealable conviction: no final and unappealable conviction

Alex Silva Braga – 509.505.336-53

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Regional director, whose role pursuant the bylaws is to guide and supervise points of service under his jurisdiction and fulfill the duties attributed to him.

PAGE 208 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii.      list all management positions the person holds or held in publicly-held companies

From 12.18.2009 has been a regional director with Banco Bradesco S.A.

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings

iii.        any final and unappealable conviction: no final and unappealable conviction.

Alexandre da Silva Glüher – 282.548.640-04

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Departmental director, whose role pursuant the bylaws is conducting the business of the pertinent department and advising other members of management.

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii.      list all management positions the person holds or held in publicly-held companies

PAGE 209 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

Banco Bradesco S.A.

08.27.2001 – Regional director

from 03.10.2005 – Departmental director

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings

iii.        any final and unappealable conviction: no final and unappealable conviction.

Alfredo Antônio Lima de Menezes – 037.958.008-03

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Departmental director, whose role pursuant the bylaws is conducting the business of the pertinent department and advising other members of management.

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii.      list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 01.15.2001 – Departmental director

Boavista S.A. – Arrendamento Mercantil (extinguished 12.31.2003)

11.17.2000 to 04.27.2001 – Director

PAGE 210 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings

iii.        any final and unappealable conviction: no final and unappealable conviction.

Almir Rocha – 125.546.708-89

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Regional director, whose role pursuant the bylaws is to guide and supervise points of service under his jurisdiction and fulfill the duties attributed to him.

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii.      list all management positions the person holds or held in publicly-held companies

From 12.18.2009 has been a regional director with Banco Bradesco S.A.

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings

iii.        any final and unappealable conviction: no final and unappealable conviction.

Altair Antônio de Souza – 244.092.606-00

PAGE 211 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Departmental director, whose role pursuant the bylaws is conducting the business of the pertinent department and advising other members of management.

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii.      list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

08.04.98 – Director

from 01.02.2009 – Departmental director

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings

iii.        any final and unappealable conviction: no final and unappealable conviction.

Amilton Nieto – 011.136.138-90

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

PAGE 212 /623

12.6 / 8 – Composition and professional experience of management and supervisory council position and duties: Departmental director, whose role pursuant the bylaws is conducting the business of the pertinent department and advising other members of management.

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii.      list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 12.08.2009 – Departmental director

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings

iii.        any final and unappealable conviction: no final and unappealable conviction.

André Bernardino da Cruz Filho – 192.221.224-53

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Departmental director, whose role pursuant the bylaws is conducting the business of the pertinent department and advising other members of management.

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

PAGE 213 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii.      list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 12.07.2009 – Departmental director

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings

iii.        any final and unappealable conviction: no final and unappealable conviction.

André Marcelo da Silva Prado – 797.052.867-87

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Departmental director, whose role pursuant the bylaws is conducting the business of the pertinent department and advising other members of management.

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii.      list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 12.18.2009 – Departmental director

PAGE 214 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

Banco Boavista Interatlântico S.A.

12.01.97 to 02.28.2001 – Director (CVM registration canceled 12.08.1999)

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings

iii.        any final and unappealable conviction: no final and unappealable conviction.

André Rodrigues Cano – 005.908.058-27

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Departmental director, whose role pursuant the bylaws is conducting the business of the pertinent department and advising other members of management.

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii.      list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

12.03.2001 to 09.12.2008 – Departmental director

12.08.2009 – Departmental director

Tele Nordeste Celular Participações S.A.

PAGE 215 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

08.10.98 to 04.28.99 – Alternate member of the supervisory council

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings

iii.        any final and unappealable conviction: no final and unappealable conviction.

Antonio Chinellato Neto – 029.888.168-32

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Director, whose role pursuant the bylaws is to fulfill the duties attributed to him and advise other members of the board.

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii.      list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 12.18.2009 – Director

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings

PAGE 216 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

iii.        any final and unappealable conviction: no final and unappealable conviction.

Antonio de Jesus Mendes – 531.807.478-20

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Departmental director, whose role pursuant the bylaws is conducting the business of the pertinent department and advising other members of management.

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii.      list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 05.25.2009 – Departmental director

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings

iii.        any final and unappealable conviction: no final and unappealable conviction.

Antonio Gualberto Diniz – 053.485.748-56

Item 12.8 of the Reference Form

PAGE 217 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Regional director, whose role pursuant the bylaws is to guide and supervise points of service under his jurisdiction and fulfill the duties attributed to him.

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii.      list all management positions the person holds or held in publicly-held companies

From 12.18.2009 has been a regional director with Banco Bradesco S.A.

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings

iii.        any final and unappealable conviction: no final and unappealable conviction.

Antonio José da Barbara – 083.858.728-33

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Departmental director, whose role pursuant the bylaws is conducting the business of the pertinent department and advising other members of management.

Company's principal activity: Banking transactions in general, including forex.

PAGE 218 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii.      list all management positions the person holds or has held in publicly-held companies

Banco Bradesco S.A.

05.25.2009 – Director

from 12.18.2009 – Departmental director

Bradespar S.A.

04.30.2007 to 04.30.2010 – Full member of the supervisory council

Vale S.A.

04.25.2001 to 04.29.2002 – Alternate member of the supervisory council

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings.

iii.        any final and unappealable conviction: no final and unappealable conviction.

Antonio Piovesan – 015.525.598-31

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Regional director, whose role pursuant the bylaws is to guide and supervise points of service under his jurisdiction and fulfill the duties attributed to him.

PAGE 219 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii.      list all management positions the person holds or has held in publicly-held companies

From 12.18.2009 has been a regional director with Banco Bradesco S.A.

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings.

iii.        any final and unappealable conviction: no final and unappealable conviction.

Arnaldo Alves Vieira – 055.302.378-00

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Executive vice-president, whose role pursuant the bylaws is to collaborate with the chief executive officer in carrying out his duties.

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

Bradesco Leasing S.A. – Arrendamento Mercantil

position and duties: Director whose duties under the bylaws are managing and representing the company, and collaborating with the chief executive officer in fulfilling his duties, supervising and coordinating pertinent areas of business.

PAGE 220 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

Company's principal activity: Exclusively conducting leasing transactions pursuant current legislation.

Controlling group: Direct: Banco Bradesco S.A. Indirect: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

a.ii.      list all management positions the person holds or has held in publicly-held companies

Banco Bradesco S.A.

04.16.85 – Director

03.12.92 – Departmental director

02.13.95 – Executive managing director

from 03.10.99 – Executive vice-president

Bradesco Leasing S.A. – Arrendamento Mercantil

04.19.99 to 04.30.2003 – Member of the board of directors

from 03.27.95 – Director

Cielo S.A.

from 07.01.2009 – chairman of the board of directors

(SEE ITEM 12.12-2)

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings.

iii.        any final and unappealable conviction: no final and unappealable conviction.

Arnaldo Nissental – 425.048.807-15

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

PAGE 221 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

Banco Bradesco S.A.

position and duties: Departmental director, whose role pursuant the bylaws is conducting the business of the pertinent department and advising other members of management.

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii.      list all management positions the person holds or has held in publicly-held companies

Banco Bradesco S.A.

from 12.18.2009 – Departmental director

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings.

iii.        any final and unappealable conviction: no final and unappealable conviction.

Aurélio Conrado Boni – 191.617.008-00

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Executive managing director, whose role pursuant the bylaws is to fulfill the duties attributed to him.

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

PAGE 222 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii.      list all management positions the person holds or has held in publicly-held companies

Banco Bradesco S.A.

12.19.1997 – Departmental director

from 21.03.2001 – Executive managing director

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings.

iii.        any final and unappealable conviction: no final and unappealable conviction.

Aurélio Guido Pagani – 349.838.999-87

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Director, whose role pursuant the bylaws is to fulfill the duties attributed to him and advise other members of management.

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii.      list all management positions the person holds or has held in publicly-held companies

Banco Bradesco S.A.

from 08.27.2001 – Director

PAGE 223 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

Banco BEA S.A. (extinguished 04.24.2003)

01.29.2002 – Administrative and technology director

04.22.2002 to 04.24.2003 – Director (CVM registration canceled 01.30.2003)

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings.

iii.        any final and unappealable conviction: no final and unappealable conviction.

Candido Leonelli – 375.739.268-04

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Executive managing director, whose role pursuant the bylaws is to fulfill the duties attributed to him.

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii.      list all management positions the person holds or has held in publicly-held companies

Banco Bradesco S.A.

08.07.1997 – Departmental director

from 07.14.2009 – Executive managing director

Scopus Tecnologia S.A.

PAGE 224 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

07.28.89 – Member of the board of directors and director

05.16.90 – Member of the board of directors and executive superintendent director

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings.

iii.        any final and unappealable conviction: no final and unappealable conviction.

04.30.91 to 04.30.98 – Member of the board of directors and chief executive officer

(CVM registration canceled 08.12.1992)

Cassiano Ricardo Scarpelli – 082.633.238-27

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Departmental director, whose role pursuant the bylaws is conducting the business of the pertinent department and advising other members of management.

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii.      list all management positions the person holds or has held in publicly-held companies

Banco Bradesco S.A.

from 03.12.2007 – Departmental director

PAGE 225 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

Bradespar S.A.

04.30.2002 to 04.30.2007 – Full member of the Supervisory Council

CP Cimento e Participações S.A.

04.28.2000 to 10.31.2002 – Member of the board of directors (CVM registration accepted 01.22.2002)

Iochpe-Maxion S.A.

04.27.2000 – Alternate member of the board of directors

03.24.2003 to 03.22.2004 – Member of the board of directors

São Paulo Alpargatas S.A.

11.09.2001 to 01.20.2003 – Alternate member of the board of directors

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings.

iii.        any final and unappealable conviction: no final and unappealable conviction.

Cláudio Fernando Manzato – 594.044.938-72

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Director, whose role pursuant the bylaws is to fulfill the duties attributed to him and advise other members of management.

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

PAGE 226 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

a.ii.      list all management positions the person holds or has held in publicly-held companies

Banco Bradesco S.A.

from 03.10.2000 – Director

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings.

iii.        any final and unappealable conviction: no final and unappealable conviction.

Clayton Camacho – 049.313.418-29

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Departmental director, whose role pursuant the bylaws is conducting the business of the pertinent department and advising other members of management.

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii.      list all management positions the person holds or has held in publicly-held companies

Banco Bradesco S.A.

from 03.10.2005 – Departmental director

Banco BEA S.A. (extinguished 04.24.2003)

PAGE 227 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

01.29.2002 to 04.22.2002 – Full president of the supervisory council

Banco Bradesco BBI S.A.

02.13.2004 to 04.08.2004 – Full president of the supervisory council

Bradespar S.A.

04.29.2002 to 04.29.2005 – Full member of the supervisory council

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings.

iii.        any final and unappealable conviction: no final and unappealable conviction.

Delvair Fidencio de Lima – 005.645.288-89

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Regional director, whose role pursuant the bylaws is to guide and supervise points of service under his jurisdiction and fulfill the duties attributed to him.

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii.      list all management positions the person holds or has held in publicly-held companies

From 12.18.2009 has been a regional director with Banco Bradesco S.A.

PAGE 228 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings.

iii.        any final and unappealable conviction: no final and unappealable conviction.

Denise Pauli Pavarina – 076.818.858-03

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Departmental director, whose role pursuant the bylaws is conducting the business of the department to which she is attached and advising other members of management.

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii.      list all management positions the person holds or has held in publicly-held companies

Banco Bradesco S.A.

01.15.2001 to 01.22.2007 – Departmental director

12.08.2009 – Departmental director

Cielo S.A.

Sep/2008 to Jul/2009 – Member of the board of directors (CVM registration accepted 06.25.2009)

São Paulo Alpargatas S.A.

09.09.2001 to 01.20.2003 – Full member of the board of directors

PAGE 229 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings.

iii.        any final and unappealable conviction: no final and unappealable conviction.

Diaulas Morize Vieira Marcondes Junior – 010.673.678-70

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Regional director, whose role pursuant the bylaws is to guide and supervise points of service under his jurisdiction and fulfill the duties attributed to him.

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii.      list all management positions the person holds or has held in publicly-held companies

From 12.18.2009 has been a regional director with Banco Bradesco S.A.

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings.

iii.        any final and unappealable conviction: no final and unappealable conviction.

Domingos Figueiredo de Abreu – 942.909.898-53

PAGE 230 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Executive vice-president, whose role pursuant the bylaws is to collaborate with the chief executive officer in carrying out his duties.

Company's principal activity: Banking transactions in general, including forex

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

Bradesco Leasing S.A. – Arrendamento Mercantil

position and duties: Director whose duties under the bylaws are managing and representing the company, and collaborating with the chief executive officer in fulfilling his duties, supervising and coordinating pertinent areas of business.

Company's principal activity: Exclusively conducting leasing transactions pursuant current legislation.

Controlling group: Direct: Banco Bradesco S.A. Indirect: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

a.ii.      list all management positions the person holds or has held in publicly-held companies

Banco Bradesco S.A.

06.22.2001 – Departmental director

03.15.2002 – Executive managing director

from 06.08.2009 – Executive vice-president

Bradesco Leasing S.A. – Arrendamento Mercantil

from 03.30.98 – Director

(SEE ITEM 12.12-2)

b.         description of any of the following events occurring during the last 5 years:

PAGE 231 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings.

iii.        any final and unappealable conviction: no final and unappealable conviction.

Douglas Tevis Francisco – 040.066.838-63

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Departmental director, whose role pursuant the bylaws is conducting the business of the pertinent department and advising other members of management.

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii.      list all management positions the person holds or has held in publicly-held companies

Banco Bradesco S.A.

from 12.03.2001 – Departmental director

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings.

iii.        any final and unappealable conviction: no final and unappealable conviction.

Fernando Roncolato Pinho – 562.941.588-34

PAGE 232 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Departmental director, whose role pursuant the bylaws is conducting the business of the pertinent department and advising other members of management.

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii.      list all management positions the person holds or has held in publicly-held companies

Banco Bradesco S.A.

from 09.05.2008 – Departmental director

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings.

iii.        any final and unappealable conviction: no final and unappealable conviction.

Francisco Aquilino Pontes Gadelha – 089.915.023-34

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

PAGE 233 /623

12.6 / 8 – Composition and professional experience of management and supervisory council position and duties: Regional director, whose role pursuant the bylaws is to guide and supervise points of service under his jurisdiction and fulfill the duties attributed to him.

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii.      list all management positions the person holds or has held in publicly-held companies

From 12.18.2009 has been a regional director with Banco Bradesco S.A.

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings.

iii.        any final and unappealable conviction: no final and unappealable conviction.

Francisco Assis da Silveira Junior – 075.811.178-98

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Regional director, whose role pursuant the bylaws is to guide and supervise points of service under his jurisdiction and fulfill the duties attributed to him.

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

PAGE 234 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

a.ii.      list all management positions the person holds or has held in publicly-held companies

From 12.18.2009 has been a regional director with Banco Bradesco S.A.

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings.

iii.        any final and unappealable conviction: no final and unappealable conviction.

Geraldo Dias Pacheco – 389.678.049-20

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Regional director, whose role pursuant the bylaws is to guide and supervise points of service under his jurisdiction and fulfill the duties attributed to him.

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii.      list all management positions the person holds or has held in publicly-held companies

From 12.18.2009 has been a regional director with Banco Bradesco S.A.

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

PAGE 235 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings.

iii.        any final and unappealable conviction: no final and unappealable conviction.

Jair Delgado Scalco – 221.863.878-91

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Departmental director, whose role pursuant the bylaws is conducting the business of the pertinent department and advising other members of management.

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii.      list all management positions the person holds or has held in publicly-held companies

Banco Bradesco S.A.

from 04.24.98 – Departmental director

Cielo S.A.

from 04.30.98 – Member of the board of directors (CVM registration accepted in 06.25.2009)

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings.

iii.        any final and unappealable conviction: no final and unappealable conviction.

PAGE 236 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

Jean Philippe Leroy – 703.149.427-34

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Departmental director, whose role pursuant the bylaws is conducting the business of the pertinent department and advising other members of management.

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii.      list all management positions the person holds or has held in publicly-held companies

Banco Bradesco S.A.

from 03.12.2007 – Departmental director

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings.

iii.        any final and unappealable conviction: no final and unappealable conviction.

João Albino Winkelmann – 394.235.810-72

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

PAGE 237 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

Banco Bradesco S.A.

position and duties: Departmental director, whose role pursuant the bylaws is conducting the business of the pertinent department and advising other members of management.

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii.      list all management positions the person holds or has held in publicly-held companies

Banco Bradesco S.A.

from 12.08.2009 – Departmental director

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings.

iii.        any final and unappealable conviction: no final and unappealable conviction.

João Alexandre Silva – 534.562.979-04

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Regional director, whose role pursuant the bylaws is to guide and supervise points of service under his jurisdiction and fulfill the duties attributed to him.

Company's principal activity: Banking transactions in general, including forex.

PAGE 238 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii.      list all management positions the person holds or has held in publicly-held companies

From 12.18.2009 has been a regional director with Banco Bradesco S.A.

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings.

iii.        any final and unappealable conviction: no final and unappealable conviction.

João Carlos Gomes da Silva – 044.972.398-45

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Regional director, whose role pursuant the bylaws is to guide and supervise points of service under his jurisdiction and fulfill the duties attributed to him.

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii.      list all management positions the person holds or has held in publicly-held companies

From 12.18.2009 has been a regional director with Banco Bradesco S.A.

PAGE 239 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings.

iii.        any final and unappealable conviction: no final and unappealable conviction.

José Alcides Munhoz – 064.350.330-72

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Executive managing director, whose role pursuant the bylaws is to fulfill the duties attributed to him.

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii.      list all management positions the person holds or has held in publicly-held companies

Banco Bradesco S.A.

03.10.1989 – Director

01.02.1995 – Departmental director

03.10.1998 – Adjunct executive director

from 03.10.1999 – Executive managing director

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

PAGE 240 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings.

iii.        any final and unappealable conviction: no final and unappealable conviction.

José Luiz Rodrigues Bueno – 586.673.188-68

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Departmental director, whose role pursuant the bylaws is conducting the business of the pertinent department and advising other members of management.

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii.      list all management positions the person holds or has held in publicly-held companies

Banco Bradesco S.A.

from 03.10.2000 – Departmental director

Banco Baneb S.A.

07.22.99 to 03.10.2000 – Director

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings.

iii.        any final and unappealable conviction: no final and unappealable conviction.

PAGE 241 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

José Maria Soares Nunes – 001.666.878-20

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Departmental director, whose role pursuant the bylaws is conducting the business of the pertinent department and advising other members of management.

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii.      list all management positions the person holds or has held in publicly-held companies

Banco Bradesco S.A.

from 08.26.2002 – Departmental director

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings.

iii.        any final and unappealable conviction: no final and unappealable conviction.

José Ramos Rocha Neto – 624.211.314-72

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

PAGE 242 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

Banco Bradesco S.A.

position and duties: Director, whose role pursuant the bylaws is to fulfill the duties attributed to him and advise other members of management.

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii.      list all management positions the person holds or has held in publicly-held companies

Banco Bradesco S.A.

from 12.18.2009 – Director

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings.

iii.        any final and unappealable conviction: no final and unappealable conviction.

José Sergio Bordin – 095.407.008-92

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Regional director, whose role pursuant the bylaws is to guide and supervise points of service under his jurisdiction and fulfill the duties attributed to him.

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

PAGE 243 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii.      list all management positions the person holds or has held in publicly-held companies

From 12.18.2009 has been a regional director with Banco Bradesco S.A.

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings.

iii.        any final and unappealable conviction: no final and unappealable conviction.

Josué Augusto Pancini – 966.136.968-20

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Departmental director, whose role pursuant the bylaws is conducting the business of the pertinent department and advising other members of management.

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii.      list all management positions the person holds or has held in publicly-held companies

Banco Bradesco S.A.

07.30.97 – Director

from 07.29.2003 – Departmental director

PAGE 244 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings.

iii.        any final and unappealable conviction: no final and unappealable conviction.

Júlio Alves Marques – 618.635.808-91

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Departmental director, whose role pursuant the bylaws is conducting the business of the pertinent department and advising other members of management.

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii.      list all management positions the person holds or has held in publicly-held companies

Banco Bradesco S.A.

from 05.25.2009 – Departmental director

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings.

iii.        any final and unappealable conviction: no final and unappealable conviction.

PAGE 245 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

Julio de Siqueira Carvalho de Araujo – 425.327.017-49

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Executive vice-president, whose role pursuant the bylaws is to collaborate with the chief executive officer in carrying out his duties.

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

Bradesco Leasing S.A. – Arrendamento Mercantil

position and duties: Director whose duties under the bylaws are managing and representing the company, and collaborating with the chief executive officer in fulfilling his duties, supervising and coordinating pertinent areas of business.

Company's principal activity: Exclusively conducting leasing transactions pursuant current legislation.

Controlling group: Direct: Banco Bradesco S.A. Indirect: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

a.ii.      list all management positions the person holds or has held in publicly-held companies

Banco Bradesco S.A.

from 08.02.2000 – Executive vice-president

BM&F Bovespa S.A. – Bolsa de Valores, Mercadorias e Futuros

05.08.2008 – Member of the board of directors (CVM registration accepted 08.11.2008)

Bradesco Leasing S.A. – Arrendamento Mercantil

04.18.2001 to 04.30.2003 – Member of the board of directors

From 01.22.98 – Director

PAGE 246 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

Bolsa de Mercadorias & Futuros – BM&F S.A.

08.17.2007 to 05.08.2008 – representative of Banco Alvorada with powers to exercise rights and respond for obligations on behalf of the company

09.20.2007 to 05.08.2008 – Member of the board of directors (CVM registration canceled 05.08.2008)

(SEE ITEM 12.12-2)

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings.

iii.        any final and unappealable conviction: no final and unappealable conviction.

Laércio Albino Cezar – 064.172.724-00

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Executive vice-president, whose role pursuant the bylaws is to collaborate with the chief executive officer in carrying out his duties.

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

Bradesco Leasing S.A. – Arrendamento Mercantil

position and duties: Director whose duties under the bylaws are managing and representing the company, and collaborating with the chief executive officer in fulfilling his duties, supervising and coordinating pertinent areas of business.

Company's principal activity: Exclusively conducting leasing transactions pursuant current legislation.

Controlling group: Direct: Banco Bradesco S.A. Indirect: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

PAGE 247 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

a.ii.      list all management positions the person holds or has held in publicly-held companies

Banco Bradesco S.A.

03.10.1982 – Departmental director

03.12.1992 – Executive managing director

from 03.10.1999 – Executive vice-president

Bradesco Leasing S.A. – Arrendamento Mercantil

04.19.99 to 04.30.2003 – Member of the board of directors

from 03.27.92 – Director

(SEE ITEM 12.12-2)

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings.

iii.        any final and unappealable conviction: no final and unappealable conviction.

Laércio Carlos de Araújo Filho – 567.041.788-72

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Departmental director, whose role pursuant the bylaws is conducting the business of the pertinent department and advising other members of management.

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

PAGE 248 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii.      list all management positions the person holds or has held in publicly-held companies

Banco Bradesco S.A.

09.14.2000 – Director

from 02.05.2004 – Departmental director

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings.

iii.        any final and unappealable conviction: no final and unappealable conviction.

Lúcio Rideki Takahama – 052.446.968-74

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Departmental director, whose role pursuant the bylaws is conducting the business of the pertinent department and advising other members of management.

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii.      list all management positions the person holds or has held in publicly-held companies

Banco Bradesco S.A.

PAGE 249 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

12.18.2009 – Director

from 02.24.2010 – Departmental director

Banco Boavista Interatlântico S.A.

04.27.98 to 02.28.2001 – Director (CVM registration canceled 12.08.1999)

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings.

iii.        any final and unappealable conviction: no final and unappealable conviction.

Luiz Alves dos Santos – 387.923.898-72

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Departmental director, whose role pursuant the bylaws is conducting the business of the pertinent department and advising other members of management.

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii.      list all management positions the person holds or has held in publicly-held companies

Banco Bradesco S.A.

from 12.03.2001 – Departmental director

PAGE 250 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings.

iii.        any final and unappealable conviction: no final and unappealable conviction.

Luiz Carlos Angelotti – 058.042.738-25

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Departmental director, whose role pursuant the bylaws is conducting the business of the pertinent department and advising other members of management.

Company's principal activity: Banking transactions in general, including forex

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii.      list all management positions the person holds or has held in publicly-held companies

Banco Bradesco S.A.

from 03.15.2002 – Departmental director

Banco BEA S.A. (extinguished 04.25.2003)

01.29.2002 to 04.22.2002 – Full member of the Supervisory Council

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

PAGE 251 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings.

iii.        any final and unappealable conviction: no final and unappealable conviction.

Luiz Carlos Brandão Cavalcanti Junior – 226.347.385-87

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Departmental director, whose role pursuant the bylaws is conducting the business of the pertinent department and advising other members of management.

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii.      list all management positions the person holds or has held in publicly-held companies

Banco Bradesco S.A.

from 03.10.2005 – Departmental director

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings.

iii.        any final and unappealable conviction: no final and unappealable conviction.

Luiz Fernando Peres – 411.482.078-72

Item 12.8 of the Reference Form

PAGE 252 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Departmental director, whose role pursuant the bylaws is conducting the business of the pertinent department and advising other members of management.

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii.      list all management positions the person holds or has held in publicly-held companies

Banco Bradesco S.A.

from 06.30.99 – Departmental director

Banco BCN S.A. (extinguished 03.12.2004)

07.05.90 to 06.29.99 – Director (CVM registration canceled 07.28.1998)

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings.

iii.        any final and unappealable conviction: no final and unappealable conviction.

Marcelo de Araújo Noronha – 360.668.504-15

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

PAGE 253 /623

12.6 / 8 – Composition and professional experience of management and supervisory council position and duties: Departmental director, whose role pursuant the bylaws is conducting the business of the pertinent department and advising other members of management.

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii.      list all management positions the person holds or has held in publicly-held companies

Banco Bradesco S.A.

from 02.05.2004 – Departmental director

Banco Alvorada S.A.

06.09.2003 to 04.12.2004 – Director (CVM registration canceled 10.28.2003)

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings.

iii.        any final and unappealable conviction: no final and unappealable conviction.

Marcos Bader – 030.763.738-70

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Departmental director, whose role pursuant the bylaws is conducting the business of the pertinent department and advising other members of management.

Company's principal activity: Banking transactions in general, including forex.

PAGE 254 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii.      list all management positions the person holds or has held in publicly-held companies

Banco Bradesco S.A.

from 04.15.99 – Departmental director

Banco BCN S.A. (extinguished 03.12.2004)

10.11.89 to 03.31.99 – Director (CVM registration canceled 07.28.1998)

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings.

iii.        any final and unappealable conviction: no final and unappealable conviction.

Marcos Daré – 874.059.628-15

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Departmental director, whose role pursuant the bylaws is conducting the business of the pertinent department and advising other members of management.

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

PAGE 255 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

a.ii.      list all management positions the person holds or has held in publicly-held companies

Banco Bradesco S.A.

02.05.2004 – Director

from 12.18.2009 – Departmental director

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings.

iii.        any final and unappealable conviction: no final and unappealable conviction.

Mario Helio de Souza Ramos – 771.420.048-00

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Departmental director, whose role pursuant the bylaws is conducting the business of the pertinent department and advising other members of management.

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii.      list all management positions the person holds or has held in publicly-held companies

Banco Bradesco S.A.

from 03.10.2005 – Departmental director

PAGE 256 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings.

iii.        any final and unappealable conviction: no final and unappealable conviction.

Marlene Morán Millan – 076.656.518-10

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Departmental director, whose role pursuant the bylaws is conducting the business of the pertinent department and advising other members of management.

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii.      list all management positions the person holds or has held in publicly-held companies

Banco Bradesco S.A.

from 03.12.2007 – Departmental director

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings.

iii.        any final and unappealable conviction: no final and unappealable conviction.

PAGE 257 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

Mauricio Gomes Maciel – 074.061.198-44

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Regional director, whose role pursuant the bylaws is to guide and supervise points of service under his jurisdiction and fulfill the duties attributed to him.

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii.      list all management positions the person holds or has held in publicly-held companies

From 12.18.2009 has been a regional director with Banco Bradesco S.A.

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings.

iii.        any final and unappealable conviction: no final and unappealable conviction.

Maurício Machado de Minas – 044.470.098-62

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

PAGE 258 /623

12.6 / 8 – Composition and professional experience of management and supervisory council position and duties: Executive managing director, whose role pursuant the bylaws is to fulfill the duties attributed to him.

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii.      list all management positions the person holds or has held in publicly-held companies

Banco Bradesco S.A.

from 07.14.2009 – Executive managing director

Eletrodigi Eletr Digital S.A.

1983 to 1986 – Director of technical support (CVM registration canceled 04.25.1985)

Polymax Informática S.A.

From 1983 to 1986 – Director of technical support

CPM Braxis S.A.

2000 to 2003 – Operational Director

2004 to 2006 – Senior vice-presidente

2007 to July 2009 – Senior vice-president of Sales and Marketing (CVM registration canceled 09.04.2007)

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings.

iii.        any final and unappealable conviction: no final and unappealable conviction.

Milton Matsumoto – 081.225.550-04

Item 12.8 of the Reference Form

PAGE 259 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Executive managing director, whose role pursuant the bylaws is to fulfill the duties attributed to him.

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii.      list all management positions the person holds or has held in publicly-held companies

Banco Bradesco S.A.

03.11.1985 – Departmental director

03.10.1998 – Adjunct executive director

from 03.10.1999 – Executive managing director

CPM Braxis S.A.

02.24.2003 to 03.20.2007 – Alternate member of the board of directors

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings.

iii.        any final and unappealable conviction: no final and unappealable conviction.

Moacir Nachbar Junior – 062.947.708-66

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

PAGE 260 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

Banco Bradesco S.A.

position and duties: Departmental director, whose role pursuant the bylaws is conducting the business of the pertinent department and advising other members of management.

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii.      list all management positions the person holds or has held in publicly-held companies

Banco Bradesco S.A.

from 03.10.2005 – Departmental director

Bradespar S.A.

04.30.2004 to 04.29.2005 – Alternate member of the supervisory council

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings.

iii.        any final and unappealable conviction: no final and unappealable conviction.

Nilton Pelegrino Nogueira – 680.389.338-34

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Departmental director, whose role pursuant the bylaws is conducting the business of the pertinent department and advising other members of management.

PAGE 261 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii.      list all management positions the person holds or has held in publicly-held companies

Banco Bradesco S.A.

02.13.95 to 09.29.2000 – Director

from 03.15.2002 – Departmental director

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings.

iii.        any final and unappealable conviction: no final and unappealable conviction.

Nobuo Yamazaki – 180.387.998-01

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Departmental director, whose role pursuant the bylaws is conducting the business of the pertinent department and advising other members of management.

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

PAGE 262 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

a.ii.      list all management positions the person holds or has held in publicly-held companies

Banco Bradesco S.A.

from 06.30.2008 – Departmental director

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings.

iii.        any final and unappealable conviction: no final and unappealable conviction.

Norberto Pinto Barbedo – 509.392.708-20

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Executive vice-president, whose role pursuant the bylaws is to collaborate with the managing director in carrying out his duties.

Company's principal activity: Banking transactions in general, including forex

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

Bradesco Leasing S.A. – Arrendamento Mercantil

position and duties: Director whose duties under the bylaws are managing and representing the company, and collaborating with the chief executive officer in fulfilling his duties, supervising and coordinating pertinent areas of business.

Company's principal activity: Exclusively conducting leasing transactions pursuant current legislation.

Controlling group: Direct: Banco Bradesco S.A. Indirect: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

PAGE 263 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

a.ii.      list all management positions the person holds or has held in publicly-held companies

Banco Bradesco S.A.

from 02.10.2003 – Executive vice-president

Bradesco Leasing S.A. – Arrendamento Mercantil

01.22.98 – Director

03.30.98 – Vice-president director

from 04.28.2003 – Director

Cielo S.A.

from 10.28.2009 – Member of the board of directors

(SEE ITEM 12.12-2)

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings.

iii.        any final and unappealable conviction: no final and unappealable conviction.

Octávio de Lazari Júnior – 044.745.768-37

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Director, whose role pursuant the bylaws is to fulfill the duties attributed to him and advise other members of management.

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

PAGE 264 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii.      list all management positions the person holds or has held in publicly-held companies

Banco Bradesco S.A.

from 05.25.2009 – Director

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings

iii.        any final and unappealable conviction: no final and unappealable conviction

Octavio Manoel Rodrigues de Barros – 817.568.878-53

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Departmental director, whose role pursuant the bylaws is conducting the business of the pertinent department and advising other members of management.

Company's principal activity: Banking transactions in general, including forex

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii.      list all management positions the person holds or has held in publicly-held companies

Banco Bradesco S.A.

from 06.27.2005 – Departmental director

PAGE 265 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings.

iii.        any final and unappealable conviction: no final and unappealable conviction.

Odair Afonso Rebelato – 120.119.838-00

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Executive managing director, whose role pursuant the bylaws is to fulfill the duties attributed to him.

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii.      list all management positions the person holds or has held in publicly-held companies

Banco Bradesco S.A.

03.10.1989 – Director

03.10.1998 – Departmental director

from 08.27.2001 – Executive managing director

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings.

PAGE 266 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

iii.        any final and unappealable conviction: no final and unappealable conviction.

Osmar Roncolato Pinho – 689.926.298-34

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Director, whose role pursuant the bylaws is to fulfill the duties attributed to him and advise other members of management.

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii.      list all management positions the person holds or has held in publicly-held companies

Banco Bradesco S.A.

from 10.17.2008 – Director

CIBRASEC – Companhia Brasileira de Securitização

from 04.19.2007 – Alternate member of the board of directors

Banco BEC S.A. (extinguished 11.30.2006)

01.03.2006 to 04.25.2006 – Alternate member of the supervisory council

Bradespar S.A.

30.04.2002 – Alternate member of the supervisory council

04.29.2005 to 04.29.2009 – Full member of the Supervisory Council

b.         description of any of the following events occurring during the last 5 years:

PAGE 267 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings.

iii.        any final and unappealable conviction: no final and unappealable conviction.

Paulo Aparecido dos Santos – 072.150.698-42

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Departmental director, whose role pursuant the bylaws is conducting the business of the pertinent department and advising other members of management.

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii.      list all management positions the person holds or has held in publicly-held companies

Banco Bradesco S.A.

from 05.25.2009 – Departmental director

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings.

iii.        any final and unappealable conviction: no final and unappealable conviction.

Paulo Faustino da Costa – 055.681.898-97

PAGE 268 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Departmental director, whose role pursuant the bylaws is conducting the business of the pertinent department and advising other members of management.

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii.      list all management positions the person holds or has held in publicly-held companies

Banco Bradesco S.A.

from 01.27.2010 – Departmental director

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings.

iii.        any final and unappealable conviction: no final and unappealable conviction.

Roberto Sobral Hollander – 301.257.408-59

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

PAGE 269 /623

12.6 / 8 – Composition and professional experience of management and supervisory council position and duties: Departmental director, whose role pursuant the bylaws is conducting the business of the pertinent department and advising other members of management.

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii.      list all management positions the person holds or has held in publicly-held companies

Banco Bradesco S.A.

from 02.10.2003 – Departmental director

Banco Boavista Interatlântico S.A.

07.01.1998 to 10.18.2000 – Executive director (CVM registration canceled 12.08.1999)

Boavista S.A. Arrendamento Mercantil

11.17.2000 to 04.30.2003 – Director

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings.

iii.        any final and unappealable conviction: no final and unappealable conviction.

Sérgio Alexandre Figueiredo Clemente – 373.766.326-20

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

PAGE 270 /623

12.6 / 8 – Composition and professional experience of management and supervisory council position and duties: Executive managing director, whose role pursuant the bylaws is to fulfill the duties attributed to him.

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii.      list all management positions the person holds or has held in publicly-held companies

Banco Bradesco S.A.

03.10.2000 – Departmental director

from 12.13.2006 – Executive managing director

Banco BCN S.A.

05.13.1996 – Assistant director

12.15.1997 to 06.29.2001 – Director (CVM registration canceled 07.28.1998)

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings.

iii.        any final and unappealable conviction: no final and unappealable conviction.

Sérgio Socha – 133.186.409-72

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Executive vice-president, whose role pursuant the bylaws is to collaborate with the chief executive officer in carrying out his duties.

Company's principal activity: Banking transactions in general, including forex

PAGE 271 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

Bradesco Leasing S.A. – Arrendamento Mercantil

position and duties: Director whose duties under the bylaws are managing and representing the company, and collaborating with the chief executive officer in fulfilling his duties, supervising and coordinating pertinent areas of business.

Company's principal activity: Exclusively conducting leasing transactions pursuant current legislation.

Controlling group: Direct: Banco Bradesco S.A. Indirect: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

a.ii.      list all management positions the person holds or has held in publicly-held companies

Banco Bradesco S.A.

03.10.86 – Director

07.03.95 to 01.02.98 – Departmental director

from 07.07.99 – Executive vice-president

Bradesco Leasing S.A. – Arrendamento Mercantil

04.14.2000 to 04.30.2003 – Member of the board of directors

from 01.22.98 – Director

(SEE ITEM 12.12-2)

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings.

iii.        any final and unappealable conviction: no final and unappealable conviction.

Volnei Wulff – 292.938.559-68

PAGE 272 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Regional director, whose role pursuant the bylaws is to guide and supervise points of service under his jurisdiction and fulfill the duties attributed to him.

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii.      list all management positions the person holds or has held in publicly-held companies

From 12.18.2009 has been a regional director with Banco Bradesco S.A.

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings.

iii.        any final and unappealable conviction: no final and unappealable conviction.

Walkiria Schirrmeister Marquetti – 048.844.738-09

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Departmental director, whose role pursuant the bylaws is conducting the business of the pertinent department and advising other members of management.

PAGE 273 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii.      list all management positions the person holds or has held in publicly-held companies

Banco Bradesco S.A.

from 03.12.2007 – Departmental director

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings.

iii.        any final and unappealable conviction: no final and unappealable conviction.

Wilson Reginaldo Martins – 337.633.301-78

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Regional director, whose role pursuant the bylaws is to guide and supervise points of service under his jurisdiction and fulfill the duties attributed to him.

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

PAGE 274 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

a.ii.      list all management positions the person holds or has held in publicly-held companies

From 12.18.2009 has been a regional director with Banco Bradesco S.A.

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings.

iii.        any final and unappealable conviction: no final and unappealable conviction.

Antônio Bornia – 003.052.609-44

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Vice-president of the board of directors, whose attributions are those set forth in law and in the company's bylaws.

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

Bradespar S.A.

position and duties: Vice-president of the board of directors, whose attributions are those set forth in law and in the company's bylaws.

Company's principal activity: Holding interests as partner or shareholder in other companies.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, NCF Participações S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii.      list all management positions the person holds or has held in publicly-held companies

PAGE 275 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

Banco Bradesco S.A.

04.26.79 – Director

06.08.81 – Executive vice-president

from 03.10.99 – Vice-president of the board of directors

Banco Espírito Santo, S.A.

from 04.23.2010 – Non-executive member of the board of directors

Bradesco Leasing S.A. – Arrendamento Mercantil03.23.82 – Director

from 03.27.96 – Vice-President of the board of directors

Bradespar S.A.

from 03.30.2000 – Vice-President of the board of directors

(SEE ITEM 12.12-2)

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings.

iii.        any final and unappealable conviction: no final and unappealable conviction.

Carlos Alberto Rodrigues Guilherme – 021.698.868-34

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Member of the board of directors, whose attributions are those set forth in law and in the company's bylaws.

Company's principal activity: Banking transactions in general, including forex.

PAGE 276 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

Bradespar S.A.

position and duties: Member of the board of directors, whose attributions are those set forth in law and in the company's bylaws.

Company's principal activity: Holding interests as partner or shareholder in other companies.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, NCF Participações S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii.      list all management positions the person holds or has held in publicly-held companies

Banco Bradesco S.A.

03.10.86 – Departmental director

03.10.98 – Adjunct executive director

03.10.99 – Executive managing director

from 03.10.2009 – Member of the board of directors

Bradesco Leasing S.A. – Arrendamento Mercantil

from 04.30.2009 – Member of the board of directors

Bradespar S.A.

from 04.29.2009 – Member of the board of directors

Banco de Crédito Real de Minas Gerais S.A. (extinguished 09.01.2004)

04.30.98 to 04.29.2003 – Director (CVM registration canceled 06.30.98)

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings.

iii.        any final and unappealable conviction: no final and unappealable conviction.

PAGE 277 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

Denise Aguiar Alvarez – 032.376.698-65

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Member of the board of directors, whose attributions are those set forth in law and in the company's bylaws.

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

Bradespar S.A.

position and duties: Member of the board of directors, whose attributions are those set forth in law and in the company's bylaws.

Company's principal activity: Holding interests as partner or shareholder in other companies.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, NCF Participações S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

Cidade de Deus – Companhia Comercial de Participações

position and duties: Member of the board of directors from 04.30.1986; as of 07.18.1988, also holding the position of director whose attributions as board member are those of the board of directors pursuant legislation and the company's bylaws; and director, the same as board members: a) determine attributions of members of management; and b) obey company bylaws and ensure they are obeyed.

Company's principal activity: Holding interests in the capital of other companies, and managing, buying and selling securities on its own behalf.

Controlling group: Elo Participações e Investimentos S.A., Fundação Bradesco, Nova Cidade de Deus Participações S.A.

Others (over 5%): Aguiar Family

a.ii.      list all management positions the person holds or has held in publicly-held companies

Banco Bradesco S.A.

from 02.12.90 – Member of the board of directors

PAGE 278 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

Bradespar S.A.

from 03.30.2000 – Member of the board of directors

Bradesplan Participações S.A.

04.28.2000 to 04.26.2006 – Member of the board of directors (CVM registration canceled 02.07.2006)

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings.

iii.        any final and unappealable conviction: no final and unappealable conviction.

João Aguiar Alvarez – 029.533.938-11

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Member of the board of directors, whose attributions are those set forth in law and in the company's bylaws.

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

Bradespar S.A.

position and duties: Member of the board of directors, whose attributions are those set forth in law and in the company's bylaws.

Company's principal activity: Holding interests as partner or shareholder in other companies.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, NCF Participações S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

PAGE 279 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

Cidade de Deus – Companhia Comercial de Participações

position and duties: Member of the board of directors from 04.30.1986; as of 04.19.1988, also holding the position of director; whose attributions as board member are those of the board of directors pursuant legislation and the company's bylaws; and director, the same as board members: a) determine attributions of members of management; and b) obey company bylaws and ensure they are obeyed.

Company's principal activity: Holding interests in the capital of other companies, and managing, buying and selling securities on its own behalf.

Controlling group: Elo Participações e Investimentos S.A., Fundação Bradesco, Nova Cidade de Deus Participações S.A.

Others (over 5%): Aguiar Family

a.ii.      list all management positions the person holds or has held in publicly-held companies

Banco Bradesco S.A.

from 02.12.1990 – Member of the board of directors

Bradespar S.A.

from 03.30.2000 – Member of the board of directors

Bradesplan Participações S.A.

04.28.2000 to 04.26.2006 – Member of the board of directors (CVM registration canceled 02.07.2006)

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings.

iii.        any final and unappealable conviction: no final and unappealable conviction.

Lázaro de Mello Brandão – 004.637.528-72

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

PAGE 280 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

Banco Bradesco S.A.

position and duties: Chairman of the board of directors, whose attributions are those set forth in legislation and in the company's bylaws.

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

Bradespar S.A.

position and duties: Chairman of the board of directors, whose attributions are those set forth in legislation and in the company's bylaws.

Company's principal activity: Holding interests as partner or shareholder in other companies.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, NCF Participações S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

Banco Espírito Santo, S.A.

position and duties: Non-executive member of the board of directors from 03.27.2002 to 03.31.2008, whose attributions are those set forth in the company's bylaws.

Company's principal activity: Conducting banking business.

Controlling group: Bespar-Sociedade Gestora de Participações Sociais, S.A., Crédit Agricole S.A., ESFG-Espirito Santo Financial Group S.A.

Others (over 5%): Banco Bradesco S.A.

a.ii.      list all management positions the person holds or has held in publicly-held companies

Banco Bradesco S.A.

01.15.63 – Director at large

07.13.70 – Assistant director

01.15.71 – Executive director

09.12.77 – Executive vice-president

01.08.81 – Chief executive officer

03.10.82 – Chief executive officerand vice-president of the board of directors

02.12.90 to 03.10.99 – Chief executive officer

from 02.12.90 – Chairman of the board of directors

PAGE 281 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

Bradesco Leasing S.A. – Arrendamento Mercantil

02.14.78 – Director

03.30.81 – Executive vice-president

04.23.81 – Chief executive officer

03.23.82 to 10.27.89 – Vice-president of the board of directors

09.28.90 to 04.14.99 – Chief executive officer

from 09.28.90 – Chairman of the board of directors

Bradespar S.A.

from 03.30.2000 – Chairman of the board of directors

(SEE ITEM 12.12-2)

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings.

iii.        any final and unappealable conviction: no final and unappealable conviction.

Márcio Artur Laurelli Cypriano – 063.906.928-20

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Member of the board of directors, whose attributions are those set forth in law and in the company's bylaws.

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

PAGE 282 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

Bradespar S.A.

position and duties: Member of the board of directors, whose attributions are those set forth in law and in the company's bylaws.

Company's principal activity: Holding interests as partner or shareholder in other companies.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, NCF Participações S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii.      list all management positions the person holds or has held in publicly-held companies

Banco Bradesco S.A.

01.30.84 – Departmental director

01.03.86 – Adjunct executive director

02.22.88 – Executive managing director

02.13.95 – Executive vice-president

03.10.99 – Chief executive officer

03.14.2002 to 03.09.2009 – Member of the board of directors and Chief executive officer from 03.10.2009 – Member of the board of directors

Bradesco Leasing S.A. – Arrendamento Mercantil

03.14.88 – Director

03.30.98 to 04.30.2009 – Chief executive officer

from 04.19.99 – Member of the board of directors

Bradespar S.A.

from 04.30.2002 – Member of the board of directors

(SEE ITEM 12.12-2)

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings.

PAGE 283 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

iii.        any final and unappealable conviction: no final and unappealable conviction.

Mário da Silveira Teixeira Júnior – 113.119.598-15

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Member of the board of directors, whose attributions are those set forth in law and in the company's bylaws.

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

Bradespar S.A.

position and duties: Member of the board of directors, whose attributions are those set forth in law and in the company's bylaws.

Company's principal activity: Holding interests as partner or shareholder in other companies.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, NCF Participações S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

Banco Espírito Santo de Investimento, S.A.

position and duties: Non-executive member of the board of directors from 03.26.2002 to 03.16.2009, whose attributions are those set forth in the company's bylaws.

Company's principal activity: The purpose of the company is to conduct banking business in the legally stipulated manner.

Companies in the shareholder group that directly or indirectly hold 5% or more of the same class or type of the shares of Banco Espírito Santo de Investimento, S.A.: wholly owned subsidiary of Banco Espírito Santo, S.A.

a.ii.      list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

01.30.84 – Departmental director

PAGE 284 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

03.12.92 – Executive managing director

03.10.98 – Executive vice-president

03.10.99 to 07.16.2001 – Member of the board of directors

from 03.14.2002 – Member of the board of directors

Bradesco Leasing S.A. – Arrendamento Mercantil

03.27.92 to 03.26.97 – Director

03.26.98 – Director

from 03.30.98 – Member of the board of directors

Bradespar S.A.

03.30.2000 – Member of the board of directors

07.16.2001 to 03.14.2002 – CEO

from 04.30.2002 – Member of the board of directors

Vale S.A.

04.16.2003 – Full member of the board of directors

from 05.21.2003 – Vice-chairman of the board of directors

SEE ITEM 12.12-2

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings

iii.        any final and unappealable conviction: no final and unappealable conviction.

Ricardo Espírito Santo Silva Salgado – 385.154.827-20

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

PAGE 285 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

Banco Bradesco S.A.

position and duties: Member of the board of directors, whose attributions are those set forth in law and in the company's bylaws.

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

Banco Espírito Santo, S.A.

position and duties: Vice-chairman of the board of directors and chairman of the Executive Commission, whose attributions as vice-chairman of the board of directors are the same as those determined in the company bylaws and Chairman of the executive commission: conducting banking business.

Company's principal activity: Conducting banking business in general.

Controlling group: Bespar – Sociedade Gestora de Participações Sociais, S.A., Crédit Agricole S.A., ESFG – Espírito Santo Financial Group S.A.

Others (over 5%): Banco Bradesco S.A.

a.ii.      list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 06.09.2003 – Member of the board of directors

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings

iii.        any final and unappealable conviction: no final and unappealable conviction.

Luiz Carlos Trabuco Cappi – 250.319.028-68

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

PAGE 286 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

Banco Bradesco S.A.

Position and duties: Member of the board of directors and CEO, whose attributions are those set forth in law and in the company's bylaws.

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

Bradespar S.A.

Position and duties: Member of the board of directors, whose attributions are those set forth in law and in the company's bylaws.

Company's principal activity: Holding interests as partner or shareholder in other companies.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, NCF Participações S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

Bradesco Seguros S.A.

Position and duties: CEO from 03.28.2003 to 03.26.2009, whose attributions are those set forth in law and in the company's bylaws.

Company's principal activity: Conducting all types of personal and casualty insurance business pursuant current legislation.

Controlling group: Banco Bradesco S.A. and Bradseg Participações Ltda.

Banco Espírito Santo, S.A.

Position and duties: Non-executive member of the board of directors from 07.16.2009 to 03.31.2010, whose attributions are those set forth in the company's bylaws.

Company's principal activity: Conducting banking business.

Controlling group: Bespar – Sociedade Gestora de Participações Sociais, S.A., Crédit Agricole S.A., ESFG – Espírito Santo Financial Group S.A.

Others (over 5%): Banco Bradesco S.A.

a.ii.      list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

01.30.84 to 03.12.92 – Departmental director

03.10.98 – Executive managing director

03.10.99 – Executive vice-president

from 03.10.2009 – Member of the board of directors and CEO

PAGE 287 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

Bradesco Leasing S.A. – Arrendamento Mercantil

04.14.99 – Director

from 04.30.2009 – Member of the board of directors and CEO

Bradespar S.A.

from 04.29.2009 – Member of the board of directors

(SEE ITEM 12.12-2)

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings

iii.        any final and unappealable conviction: no final and unappealable conviction.

Domingos Aparecido Maia – 714.810.018-68

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Full member of the supervisory council, acting as its coordinator with the attributions set forth in Article 163 of Law No. 6,404/76.

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii.      list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

PAGE 288 /623

12.6 / 8 – Composition and professional experience of management and supervisory council from 03.10.2005 – Full member of the supervisory council

Banco Baneb S.A.

09.01.99 to 03.31.2001 – Director (CVM registration canceled 12.01.2000)

CPM Braxis S.A.

1995 to 1996 – Executive vice-president

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings

iii.        any final and unappealable conviction: no final and unappealable conviction.

João Batistela Biazon – 003.505.919-20

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Full member of the supervisory council, acting as its coordinator with the attributions set forth in Article 163 of Law No. 6,404/76.

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii.      list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

03.01.1989 – Regional director

PAGE 289 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

08.27.2001 – Departmental director

from 03.12.2007 – Alternate member of the supervisory council

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings

iii.        any final and unappealable conviction: no final and unappealable conviction.

Jorge Tadeu Pinto de Figueiredo – 399.738.328-68

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Full member of the supervisory council, acting as its coordinator with the attributions set forth in Article 163 of Law No. 6,404/76.

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii.      list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

03.10.1998 to 03.10.2000 – Departmental director

03.14.2002 to 03.12.2007 – Alternate member of the supervisory council

03.10.2009 – Alternate member of the supervisory council

b.         description of any of the following events occurring during the last 5 years:

PAGE 290 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings

iii.        any final and unappealable conviction: no final and unappealable conviction.

Nelson Lopes de Oliveira – 036.974.608-20

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Full member of the supervisory council, acting as its coordinator with the attributions set forth in Article 163 of Law No. 6,404/76.

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii.      list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

09.01.1989 – Regional director

03.10.1998 – Departmental director

03.14.2002 – Alternate member of the supervisory council

from 09.03.2008 – Full member of the supervisory council

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings

iii.        any final and unappealable conviction: no final and unappealable conviction.

PAGE 291 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

Renaud Roberto Teixeira – 057.180.078-53

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Full member of the supervisory council, acting as its coordinator with the attributions set forth in Article 163 of Law No. 6,404/76.

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii.      list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

01.02.1995 to 03.10.2004 – Regional director

from 03.10.2005 – Alternate member of the supervisory council

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings

iii.        any final and unappealable conviction: no final and unappealable conviction.

Ricardo Abecassis Espírito Santo Silva – 692.405.237-15

Item 12.8 of the Reference Form

a.i.       principal professional experience in the last 5 years:

PAGE 292 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

Banco Bradesco S.A.

position and duties: Full member of the supervisory council, acting as its coordinator with the attributions set forth in Article 163 of Law No. 6,404/76.

Company's principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

Bradespar S.A.

position and duties: Member of the board of directors, whose attributions are those set forth in law and in the company's bylaws.

Company's principal activity: Holding interests as partner or shareholder in other companies.

Controlling group: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, NCF Participações S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

Banco Espírito Santo, S.A.

position and duties: Member of the board of directors since 2002, with attributions set forth in the company's bylaws.

Company's principal activity: Conducting banking business.

Controlling group: Bespar – Sociedade Gestora de Participações Sociais, S.A., Crédit Agricole S.A., ESFG – Espírito Santo Financial Group S.A.

Others (over 5%): Banco Bradesco S.A.

Banco Espírito Santo de Investimento, S.A.

position and duties: Vice-chairman of the board of directors from 03.16.2009, after being a member of the board of directors from 07.25.2003 to 03.15.2009; whose attributions are those stipulated in the company bylaws.

Company's principal activity: The purpose of the company is to conduct banking business in the legally stipulated manner.

Companies in the shareholder group: wholly owned subsidiary of Banco Espírito Santo, S.A.

a.ii.      list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 03.14.2002 – Full member of the supervisory council

BES Investimento do Brasil S.A. – Banco de Investimento

PAGE 293 /623

12.6 / 8 – Composition and professional experience of management and supervisory council

03.01.2000 – Member of the board of directors

04.30.2002 – CEO

(CVM registration canceled 06.20.2000)

Bradespar S.A.

from 03.14.2001 – Member of the board of directors

BHG S.A. – Brazil Hospitality Group

Member of the board of directors

Monteiro Aranha S.A.

Member of the board of directors

b.         description of any of the following events occurring during the last 5 years:

i.          any criminal conviction: no criminal conviction.

ii.         any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings

iii.        any final and unappealable conviction: no final and unappealable conviction.

PAGE 294 /623

12.7 – Membership of statutory committees and audit, financial and compensation committees

Name	Type of committee	Position held	Profession	Date of election	Mandate
Taxpayer No. (CPF)	Description other committees	Description other positions held	Age	Date took office
Other positions / duties with issuer
Carlos Alberto Rodrigues Guilherme	Audit committee	Chairman of committee	Banking	03/10/2010	Until the first meeting of the board of directors held after the 2011 OGM.
021.698.868-34			66	05/14/2010
Member of the board of directors
José Lucas Ferreira de Melo	Audit committee	Committee member (full)	Accountant	03/10/2010	Until the first meeting of the board of directors held after the 2011 OGM.
117.307.901-78			53	05/14/2010
Does not hold other positions / have other duties with issuer
Osvaldo Watanabe	Audit committee	Committee member (full)	Economist and accountant	05/03/2010	Until the first meeting of the board of directors held after the 2011 OGM.
668.886.388-04			56	05/31/2010
Does not hold other positions / have other duties with issuer.
Romulo Nagib Lasmar	Audit committee	Committee member (full)	Attorney	03/10/2010	Until the first meeting of the board of directors held after the 2011 OGM.
010.923.241-00			64	05/14/2010
Does not hold other positions/ have other duties with issuer.

PAGE 295 /623

12.7 – Membership of statutory committees and audit, financial and compensation committees

Name	Type of committee	Position held	Profession	Date of election	Mandate
Taxpayer No. (CPF)	Description other committees	Description other positions held	Age	Date took office
Other positions / duties with issuer
Antônio Bornia	Compensation Committee	Committee member (full)	Banking	03/10/2010	Until the first meeting of the board of directors held after the 2011 OGM.
003.052.609-44			74	06/01/2010
Vice-chairman of the board of directors
Lázaro de Mello Brandão	Compensation Committee	Chair of committee	Banking	03/10/2010	Until the first meeting of the board of directors held after the 2011 OGM.
004.637.528-72			84	05/31/2010
Chairman of the board of directors
Luiz Carlos Trabuco Cappi	Compensation Committee	Committee member (full)	Banking	03/10/2010	Until the first meeting of the board of directors held after the 2011 OGM.
250.319.028-68			58	05/31/2010
CEO
Márcio Artur Laurelli Cypriano	Compensation Committee	Committee member (full)	Banking	03/10/2010	Until the first meeting of the board of directors held after the 2011 OGM.
063.906.928-20			66	05/31/2010
Member of the board of directors
Mário da Silveira Teixeira Júnior	Compensation Committee	Committee member (full)	Banking	03/10/2010	Until the first meeting of the board of directors held after the 2011 OGM.

PAGE 296 /623

12.7 – Membership of statutory committees and audit, financial and compensation committees

Name	Type of committee	Position held	Profession	Date of election	Mandate
Taxpayer No. (CPF)	Description other committees	Description other positions held	Age	Date took office
Other positions / duties with issuer
113.119.598-15			64	05/31/2010
Member of the board of directors
Ademir Cossiello	Other committees	Committee member (full)	Banking	03/10/2010	Until the first meeting of the board of directors held after the 2011 OGM.
722.446.408-25	Integrated Risk Management and Capital Allocation Committee		54	05/28/2010
Executive Managing Director
Alexandre da Silva Glüher	Other committees	Committee member (full)	Banking	03/10/2010	Until the first meeting of the board of directors held after the 2011 OGM.
282.548.640-04	Internal Controls and Compliance Committee		49	05/31/2010
Departmental director
Alexandre da Silva Glüher	Other committees	Committee member (full)	Banking	03/10/2010	Until the first meeting of the board of directors held after the 2011 OGM.
282.548.640-04	Ethical Conduct Committee		49	05/31/2010
Departmental director
Arnaldo Alves Vieira	Other committees	Committee member (full)	Banking	03/10/2010	Until the first meeting of the board of directors held after the 2011 OGM.
055.302.378-00	Integrated Risk Management and Capital Allocation Committee		62	05/28/2010

PAGE 297 /623

12.7 – Membership of statutory committees and audit, financial and compensation committees

Name	Type of committee	Position held	Profession	Date of election	Mandate
Taxpayer No. (CPF)	Description other committees	Description other positions held	Age	Date took office
Other positions / duties with issuer
Executive vice-president
Arnaldo Alves Vieira	Other committees	Committee member (full)	Banking	03/10/2010	Until the first meeting of the board of directors held after the 2011 OGM.
055.302.378-00	Ethical Conduct Committee		62	05/31/2010
Executive vice-president
Carlos Alberto Rodrigues Guilherme	Other committees	Committee member (full)	Banking	03/10/2010	Until the first meeting of the board of directors held after the 2011 OGM.
021.698.868-34	Internal Controls and Compliance Committee		66	05/31/2010
Member of the board of directors
Carlos Alberto Rodrigues Guilherme	Other committees	Committee member (full)	Banking	03/10/2010	Until the first meeting of the board of directors held after the 2011 OGM.
021.698.868-34	Ethical Conduct Committee		66	05/31/2010
Member of the board of directors
Clayton Camacho	Other committees	Committee member (full)	Banking	03/10/2010	Until the first meeting of the board of directors held after the 2011 OGM.
049.313.418-29	Internal Controls and Compliance Committee		48	05/31/2010
Departmental director

PAGE 298 /623

12.7 – Membership of statutory committees and audit, financial and compensation committees

Name	Type of committee	Position held	Profession	Date of election	Mandate
Taxpayer No. (CPF)	Description other committees	Description other positions held	Age	Date took office
Other positions / duties with issuer
Clayton Camacho	Other committees	Committee member (full)	Banking	03/10/2010	Until the first meeting of the board of directors held after the 2011 OGM.
049.313.418-29	Ethical Conduct Committee		48	05/31/2010
Departmental director
Domingos Figueiredo de Abreu	Other committees	Committee member (full)	Banking	03/10/2010	Until the first meeting of the board of directors held after the 2011 OGM.
942.909.898-53	Integrated Risk Management and Capital Allocation Committee		51	05/28/2010
Executive vice-president
Domingos Figueiredo de Abreu	Other committees	Committee member (full)	Banking	03/10/2010	Until the first meeting of the board of directors held after the 2011 OGM.
942.909.898-53	Internal Controls and Compliance Committee		51	05/31/2010
Executive vice-president
Domingos Figueiredo de Abreu	Other committees	Committee member (full)	Banking	03/10/2010	Until the first meeting of the board of directors held after the 2011 OGM.
942.909.898-53	Ethical Conduct Committee		51	05/31/2010
Executive vice-president
Frederico William Wolf	Other committees	Committee member (full)	Banking	03/10/2010	Until the first meeting of the board of directors held after the 2011 OGM.

PAGE 299 /623

12.7 – Membership of statutory committees and audit, financial and compensation committees

Name	Type of committee	Position held	Profession	Date of election	Mandate
Taxpayer No. (CPF)	Description other committees	Description other positions held	Age	Date took office
Other positions / duties with issuer
882.992.108-44	Internal Controls and Compliance Committee		53	05/31/2010
Executive superintendent
Frederico William Wolf	Other committees	Committee member (full)	Banking	03/10/2010	Until the first meeting of the board of directors held after the 2011 OGM.
882.992.108-44	Ethical Conduct Committee		53	05/31/2010
Executive superintendent
Glaucimar Peticov	Other committees	Committee member (full)	Banking	03/10/2010	Until the first meeting of the board of directors held after the 2011 OGM.
059.348.278-63	Ethical Conduct Committee		47	05/31/2010
Executive superintendent
José Luiz Rodrigues Bueno	Other committees	Committee member (full)	Banking	03/10/2010	Until the first meeting of the board of directors held after the 2011 OGM.
586.673.188-68	Ethical Conduct Committee		57	05/31/2010
Departmental director
Júlio Alves Marques	Other committees	Committee member (full)	Banking	03/10/2010	Until the first meeting of the board of directors held after the 2011 OGM.
618.635.808-91	Ethical Conduct Committee		57	05/31/2010
Departmental director and ombudsman

PAGE 300 /623

12.7 – Membership of statutory committees and audit, financial and compensation committees

Name	Type of committee	Position held	Profession	Date of election	Mandate
Taxpayer No. (CPF)	Description other committees	Description other positions held	Age	Date took office
Other positions / duties with issuer
Julio de Siqueira Carvalho de Araujo	Other committees	Committee member (full)	Banking	03/10/2010	Until the first meeting of the board of directors held after the 2011 OGM.
425.327.017-49	Integrated Risk Management and Capital Allocation Committee		55	06/10/2010
Executive vice-president
Laércio Albino Cezar	Other committees	Committee member (full)	Banking	03/10/2010	Until the first meeting of the board of directors held after the 2011 OGM.
064.172.724-00	Integrated Risk Management and Capital Allocation Committee		63	05/28/2010
Executive vice-president
Luiz Carlos Trabuco Cappi	Other committees	Chair of committee	Banking	03/10/2010	Until the first meeting of the board of directors held after the 2011 OGM.
250.319.028-68	Integrated Risk Management and Capital Allocation Committee		58	05/28/2010
CEO
Marco Antonio Rossi	Other committees	Committee member (full)	Insurance	03/10/2010	Until the first meeting of the board of directors held after the 2011 OGM.
015.309.538-55	Integrated Risk Management and Capital Allocation Committee		49	05/28/2010
Does not hold other positions / have other duties with issuer, other than membership of other committees, as shown in item 12.7 of this reference form.
Marco Antonio Rossi	Other committees	Committee member (full)	Insurance	03/10/2010	Until the first meeting of the board of directors held after the 2011 OGM.

PAGE 301 /623

12.7 – Membership of statutory committees and audit, financial and compensation committees

Name	Type of committee	Position held	Profession	Date of election	Mandate
Taxpayer No. (CPF)	Description other committees	Description other positions held	Age	Date took office
Other positions / duties with issuer
015.309.538-55	Internal Controls and Compliance Committee		49	05/31/2010
Does not hold other positions / have other duties with issuer, other than membership of other committees, as shown in item 12.7 of this reference form.
Marco Antonio Rossi	Other committees	Committee member (full)	Insurance	03/10/2010	Until the first meeting of the board of directors held after the 2011 OGM.
015.309.538-55	Ethical Conduct Committee		49	05/31/2010
Does not hold other positions / have other duties with issuer, other than membership of other committees, as shown in item 12.7 of this reference form.
Mário da Silveira Teixeira Júnior	Other committees	Chair of committee	Banking	03/10/2010	Until the first meeting of the board of directors held after the 2011 OGM.
113.119.598-15	Internal Controls and Compliance Committee		64	05/31/2010
Member of the board of directors
Milton Matsumoto	Other committees	Committee member (full)	Banking	03/10/2010	Until the first meeting of the board of directors held after the 2011 OGM.
081.225.550-04	Integrated Risk Management and Capital Allocation Committee		65	05/28/2010
Executive Managing Director
Milton Matsumoto	Other committees	Committee member (full)	Banking	03/10/2010	Until the first meeting of the board of directors held after the 2011 OGM.
081.225.550-04	Internal Controls and Compliance Committee		65	05/31/2010

PAGE 302 /623

12.7 – Membership of statutory committees and audit, financial and compensation committees

Name	Type of committee	Position held	Profession	Date of election	Mandate
Taxpayer No. (CPF)	Description other committees	Description other positions held	Age	Date took office
Other positions / duties with issuer
Executive Managing Director
Milton Matsumoto	Other committees	Chair of committee	Banking	03/10/2010	Until the first meeting of the board of directors held after the 2011 OGM.
081.225.550-04	Ethical Conduct Committee		65	05/31/2010
Executive Managing Director
Norberto Pinto Barbedo	Other committees	Committee member (full)	Banking	03/10/2010	Until the first meeting of the board of directors held after the 2011 OGM.
509.392.708-20	Integrated Risk Management and Capital Allocation Committee		58	05/28/2010
Executive vice-president
Odair Afonso Rebelato	Other committees	Committee member (full)	Banking	03/10/2010	Until the first meeting of the board of directors held after the 2011 OGM.
120.119.838-00	Ethical Conduct Committee		64	06/10/2010
Executive Managing Director
Roberto Sobral Hollander	Other committees	Committee member (full)	Banking	03/10/2010	03/10/2011
301.257.408-59	Integrated Risk Management and Capital Allocation Committee		59	05/28/2010
Departmental director
Roberto Sobral Hollander	Other committees	Committee member (full)	Banking	03/10/2010	Until the first meeting of the board of directors held after the 2011 OGM.

PAGE 303 /623

12.7 – Membership of statutory committees and audit, financial and compensation committees

Name	Type of committee	Position held	Profession	Date of election	Mandate
Taxpayer No. (CPF)	Description other committees	Description other positions held	Age	Date took office
Other positions / duties with issuer
301.257.408-59	Internal Controls and Compliance Committee		59	05/31/2010
Departmental director
Roberto Sobral Hollander	Other committees	Committee member (full)	Banking	03/10/2010	Until the first meeting of the board of directors held after the 2011 OGM.
301.257.408-59	Ethical Conduct Committee		59	05/31/2010
Departmental director
Sérgio Socha	Other committees	Committee member (full)	Banking	03/10/2010	Until the first meeting of the board of directors held after the 2011 OGM.
133.186.409-72	Integrated Risk Management and Capital Allocation Committee		64	05/28/2010
Executive vice-president

PAGE 304 /623

12.9 – Existence of marital or stable relationships, or kinship to the second degree between managements of the issuer, subsidiaries and controlling shareholders

Name	Taxpayer No. (CPF)	Business name of issuer, controlled or controlling company	Corporate Tax No. (CNPJ)	Type of relationship with member of issuer's management or controlled company
Position
Member of issuer's management or controlled company
Denise Aguiar Alvarez	032.376.698-65	Cidade de Deus – Companhia Comercial de Participações	61.529.343/0001-32	Parent (first degree kin)
Member of the board of directors
Related person
Lina Maria Aguiar	017.080.078-49	Cidade de Deus – Companhia Comercial de Participações	61.529.343/0001-32
Member of the board of directors
Note
Member of issuer's management or controlled company
João Aguiar Alvarez	029.533.938-11	Cidade de Deus – Companhia Comercial de Participações	61.529.343/0001-32	Parent (first degree kin)
Member of the board of directors
Related person
Lina Maria Aguiar	017.080.078-49	Cidade de Deus – Companhia Comercial de Participações	61.529.343/0001-32
Member of the board of directors
Note
Member of issuer's management or controlled company
Denise Aguiar Alvarez	032.376.698-65	Banco Bradesco S.A.	60.746.948/0001-12	Sibling (first degree kin)

PAGE 305 /623

12.9 – Existence of marital or stable relationships, or kinship to the second degree between managements of the issuer, subsidiaries and controlling shareholders

Name	Taxpayer No. (CPF)	Business name of issuer, controlled or controlling company	Corporate Tax No. (CNPJ)	Type of relationship with member of issuer's management or controlled company
Position
Member of the board of directors
Related person
João Aguiar Alvarez	029.533.938-11	Banco Bradesco S.A.	60.746.948/0001-12
Member of the board of directors
Note
Member of issuer's management or controlled company
João Aguiar Alvarez	029.533.938-11	Banco Bradesco S.A.	60.746.948/0001-12	Sibling (first degree kin)
Member of the board of directors
Related person
Denise Aguiar Alvarez	032.376.698-65	Banco Bradesco S.A.	60.746.948/0001-12
Member of the board of directors
Note

PAGE 306 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Fiscal year 12/31/2009
Member of issuer's management
Adineu Santesso	401.747.518-34	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
Airton Celso Exel Andreolli	053.336.958-49	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

PAGE 307 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Member of issuer's management
Alexandre da Silva Glüher	282.548.640-04	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
Alfredo Antônio Lima de Menezes	037.958.008-03	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
Altair Antônio de Souza	244.092.606-00	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06

PAGE 308 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Member of the board of governors
Note
Member of issuer's management
Amilton Nieto	011.136.138-90	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
André Bernardino da Cruz Filho	192.221.224-53	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
André Marcelo da Silva Prado	797.052.867-87	Control	Direct Controlling

PAGE 309 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
Antonio de Jesus Mendes	531.807.478-20	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
Antonio José da Barbara	083.858.728-33	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors

PAGE 310 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Note
Member of issuer's management
Arnaldo Nissental	425.048.807-15	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
Cassiano Ricardo Scarpelli	082.633.238-27	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
André Rodrigues Cano	005.908.058-27	Control	Indirectly Controlled Company
Departmental director

PAGE 311 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Related person
Banco Bradesco Financiamentos S.A.	07.207.996/0001-50
Director General
Note
Mandate ended December
Member of issuer's management
André Rodrigues Cano	005.908.058-27	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
Clayton Camacho	049.313.418-29	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors

PAGE 312 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Note
Member of issuer's management
Denise Pauli Pavarina	076.818.858-03	Control	Directly Controlled Company
Departmental director
Related person
Banco Bradesco BBI S.A.	06.271.464/0001-19
Managing director
Note
Mandate ended December
Member of issuer's management
Denise Pauli Pavarina	076.818.858-03	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
Douglas Tevis Francisco	040.066.838-63	Control	Direct Controlling

PAGE 313 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
Fernando Roncolato Pinho	562.941.588-34	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
Jair Delgado Scalco	221.863.878-91	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors

PAGE 314 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Note
Member of issuer's management
Jean Philippe Leroy	703.149.427-34	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
Marcos Bader	030.763.738-70	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
Marcos Daré	874.059.628-15	Control	Direct Controlling
Departmental director

PAGE 315 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
Mario Helio de Souza Ramos	771.420.048-00	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors and assistant director
Note
Member of issuer's management
Marlene Morán Millan	076.656.518-10	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

PAGE 316 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Member of issuer's management
Moacir Nachbar Junior	062.947.708-66	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
Nilton Pelegrino Nogueira	680.389.338-34	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
Octavio Manoel Rodrigues de Barros	817.568.878-53	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06

PAGE 317 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Member of the board of governors
Note
Member of issuer's management
João Albino Winkelmann	394.235.810-72	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
José Luiz Rodrigues Bueno	586.673.188-68	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
José Maria Soares Nunes	001.666.878-20	Control	Direct Controlling

PAGE 318 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
Josué Augusto Pancini	966.136.968-20	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
Júlio Alves Marques	618.635.808-91	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors

PAGE 319 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Note
Member of issuer's management
Laércio Carlos de Araújo Filho	567.041.788-72	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
Luiz Alves dos Santos	387.923.898-72	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
Luiz Carlos Angelotti	058.042.738-25	Control	Direct Controlling
Departmental director

PAGE 320 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
Luiz Carlos Brandão Cavalcanti Junior	226.347.385-87	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
Luiz Fernando Peres	411.482.078-72	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

PAGE 321 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Member of issuer's management
Marcelo de Araújo Noronha	360.668.504-15	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
Ademir Cossiello	722.446.408-25	Control	Directly Controlled Company
Executive Managing Director
Related person
Bradesco Administradora de Consórcios Ltda.	52.568.821/0001-22
Managing director
Note
Member of issuer's management
Ademir Cossiello	722.446.408-25	Control	Direct Controlling
Executive Managing Director
Related person
Fundação Bradesco	60.701.521/0001-06

PAGE 322 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Member of the board of governors
Note
Member of issuer's management
Aurélio Conrado Boni	191.617.008-00	Control	Indirectly Controlled Company
Executive Managing Director
Related person
Bradesco Seguros S.A.	33.055.146/0001-93
Managing director
Note
Member of issuer's management
Aurélio Conrado Boni	191.617.008-00	Control	Direct Controlling
Executive Managing Director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
Paulo Aparecido dos Santos	072.150.698-42	Control	Direct Controlling

PAGE 323 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
Roberto Sobral Hollander	301.257.408-59	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
Walkiria Schirrmeister Marquetti	048.844.738-09	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors

PAGE 324 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Note
Member of issuer's management
Candido Leonelli	375.739.268-04	Control	Direct Controlling
Executive Managing Director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
José Alcides Munhoz	064.350.330-72	Control	Directly Controlled Company
Executive Managing Director
Related person
Banco Bradesco Financiamentos S.A.	07.207.996/0001-50
Managing director
Note
Member of issuer's management
José Alcides Munhoz	064.350.330-72	Control	Direct Controlling
Executive Managing Director

PAGE 325 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
Milton Matsumoto	081.225.550-04	Control	Direct Controlling
Executive Managing Director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
Odair Afonso Rebelato	120.119.838-00	Control	Internal Controlled Company
Executive Managing Director
Related person
Banco Ibi S.A. – Banco Múltiplo	04.184.779/0001-01
Managing director
Note

PAGE 326 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Member of issuer's management
Odair Afonso Rebelato	120.119.838-00	Control	Indirectly Controlled Company
Executive Managing Director
Related person
Ibi Corretora de Seguros Ltda.	56.348.618/0001-00
Managing director
Note
Member of issuer's management
Odair Afonso Rebelato	120.119.838-00	Control	Indirectly Controlled Company
Executive Managing Director
Related person
Ibi Promotora de Vendas Ltda.	74.481.201/0001-94
Managing director
Note
Member of issuer's management
Odair Afonso Rebelato	120.119.838-00	Control	Direct Controlling
Executive Managing Director
Related person
Fundação Bradesco	60.701.521/0001-06

PAGE 327 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Member of the board of governors
Note
Member of issuer's management
Sérgio Alexandre Figueiredo Clemente	373.766.326-20	Control	Direct Controlling
Executive Managing Director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
Arnaldo Alves Vieira	055.302.378-00	Control	Directly Controlled Company
Executive vice-president
Related person
Alvorada Cartões, Crédito, Financiamento e Investimentos S.A.	74.552.142/0001-06
Director
Note
Member of issuer's management
Arnaldo Alves Vieira	055.302.378-00	Control	Directly Controlled Company

PAGE 328 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Executive vice-president
Related person
Banco Alvorada S.A.	33.870.163/0001-84
Director
Note
Member of issuer's management
Arnaldo Alves Vieira	055.302.378-00	Control	Directly Controlled Company
Executive vice-president
Related person
Banco Bankpar S.A.	60.419.645/0001-95
CEO
Note
Mandate ended August
Member of issuer's management
Arnaldo Alves Vieira	055.302.378-00	Control	Direct Controlling
Executive vice-president
Related person
Cidade de Deus – Companhia Comercial de Participações	61.529.343/0001-32
Member of the board of directors

PAGE 329 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Note
Member of issuer's management
Arnaldo Alves Vieira	055.302.378-00	Control	Direct Controlling
Executive vice-president
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors and managing director
Note
Member of issuer's management
Arnaldo Alves Vieira	055.302.378-00	Control	Indirect Controlling
Executive vice-president
Related person
Elo Participações e Investimentos S.A.	07.838.611/0001-52
Member of the board of directors and executive board
Note
Member of issuer's management
Arnaldo Alves Vieira	055.302.378-00	Control	Indirect Controlling
Executive vice-president

PAGE 330 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Related person
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47
Director
Note
Member of issuer's management
Domingos Figueiredo de Abreu	942.909.898-53	Control	Direct Controlling
Executive vice-president
Related person
Cidade de Deus – Companhia Comercial de Participações	61.529.343/0001-32
Note
Member of issuer's management
Domingos Figueiredo de Abreu	942.909.898-53	Control	Indirect Controlling
Executive vice-president
Related person
Elo Participações e Investimentos S.A.	07.838.611/0001-52
Member of the board of directors
Note

PAGE 331 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Member of issuer's management
Domingos Figueiredo de Abreu	942.909.898-53	Control	Indirect Controlling
Executive vice-president
Related person
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47
Director
Note
Member of issuer's management
Domingos Figueiredo de Abreu	942.909.898-53	Control	Direct Controlling
Executive vice-president
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors and managing director
Note
Member of issuer's management
Julio de Siqueira Carvalho de Araujo	425.327.017-49	Control	Direct Controlling
Executive vice-president
Related person
Cidade de Deus – Companhia Comercial de Participações	61.529.343/0001-32

PAGE 332 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Member of the board of directors
Note
Member of issuer's management
Julio de Siqueira Carvalho de Araujo	425.327.017-49	Control	Indirect Controlling
Executive vice-president
Related person
Elo Participações e Investimentos S.A.	07.838.611/0001-52
Member of the board of directors
Note
Member of issuer's management
Julio de Siqueira Carvalho de Araujo	425.327.017-49	Control	Direct Controlling
Executive vice-president
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors and managing director
Note
Member of issuer's management
Julio de Siqueira Carvalho de Araujo	425.327.017-49	Control	Indirect Controlling

PAGE 333 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Executive vice-president
Related person
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47
Director
Note
Member of issuer's management
Laércio Albino Cezar	064.172.724-00	Control	Direct Controlling
Executive vice-president
Related person
Cidade de Deus – Companhia Comercial de Participações	61.529.343/0001-32
Member of the board of directors
Note
Member of issuer's management
Laércio Albino Cezar	064.172.724-00	Control	Indirect Controlling
Executive vice-president
Related person
Elo Participações e Investimentos S.A.	07.838.611/0001-52
Member of the board of directors and executive board

PAGE 334 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Note
Member of issuer's management
Laércio Albino Cezar	064.172.724-00	Control	Indirect Controlling
Executive vice-president
Related person
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47
Director
Note
Member of issuer's management
Norberto Pinto Barbedo	509.392.708-20	Control	Direct Controlling
Executive vice-president
Related person
Cidade de Deus – Companhia Comercial de Participações	61.529.343/0001-32
Member of the board of directors
Note
Member of issuer's management
Norberto Pinto Barbedo	509.392.708-20	Control	Indirect Controlling
Executive vice-president

PAGE 335 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Related person
Elo Participações e Investimentos S.A.	07.838.611/0001-52
Member of the board of directors
Note
Member of issuer's management
Norberto Pinto Barbedo	509.392.708-20	Control	Direct Controlling
Executive vice-president
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors and managing director
Note
Member of issuer's management
Norberto Pinto Barbedo	509.392.708-20	Control	Indirect Controlling
Executive vice-president
Related person
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47
Director
Note

PAGE 336 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Member of issuer's management
Sérgio Socha	133.186.409-72	Control	Direct Controlling
Executive vice-president
Related person
Cidade de Deus – Companhia Comercial de Participações	61.529.343/0001-32
Member of the board of directors
Note
Member of issuer's management
Sérgio Socha	133.186.409-72	Control	Indirect Controlling
Executive vice-president
Related person
Elo Participações e Investimentos S.A.	07.838.611/0001-52
Member of the board of directors
Note
Member of issuer's management
Sérgio Socha	133.186.409-72	Control	Direct Controlling
Executive vice-president
Related person
Fundação Bradesco	60.701.521/0001-06

PAGE 337 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Member of the board of governors and managing director
Note
Member of issuer's management
Sérgio Socha	133.186.409-72	Control	Indirect Controlling
Executive vice-president
Related person
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47
Director
Note
Member of issuer's management
Antônio Bornia	003.052.609-44	Control	Direct Controlling
Vice-chairman of the board of directors
Related person
Cidade de Deus – Companhia Comercial de Participações	61.529.343/0001-32
Vice-chairman of the board of directors and executive vice-president
Note
Member of issuer's management
Antônio Bornia	003.052.609-44	Control	Indirect Controlling

PAGE 338 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Vice-chairman of the board of directors
Related person
Elo Participações e Investimentos S.A.	07.838.611/0001-52
Vice-chairman of the board of directors and executive vice-president
Note
Member of issuer's management
Antônio Bornia	003.052.609-44	Control	Direct Controlling
Vice-chairman of the board of directors
Related person
Fundação Bradesco	60.701.521/0001-06
Vice-president of board of governors and executive vice-president
Note
Member of issuer's management
Antônio Bornia	003.052.609-44	Control	Indirect Controlling
Vice-chairman of the board of directors
Related person
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47
Executive vice-president

PAGE 339 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Note
Member of issuer's management
Carlos Alberto Rodrigues Guilherme	021.698.868-34	Control	Direct Controlling
Member of the board of directors
Related person
Cidade de Deus – Companhia Comercial de Participações	61.529.343/0001-32
Member of the board of directors
Note
Member of issuer's management
Carlos Alberto Rodrigues Guilherme	021.698.868-34	Control	Direct Controlling
Member of the board of directors
Related person
Elo Participações e Investimentos S.A.	07.838.611/0001-52
Member of the board of directors
Note
Member of issuer's management
Carlos Alberto Rodrigues Guilherme	021.698.868-34	Control	Direct Controlling
Member of the board of directors

PAGE 340 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors and managing director
Note
Member of issuer's management
Carlos Alberto Rodrigues Guilherme	021.698.868-34	Control	Indirect Controlling
Member of the board of directors
Related person
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47
Director
Note
Member of issuer's management
Denise Aguiar Alvarez	032.376.698-65	Control	Direct Controlling
Member of the board of directors
Related person
Cidade de Deus – Companhia Comercial de Participações	61.529.343/0001-32
Member of the board of directors and executive board
Note

PAGE 341 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Member of issuer's management
Denise Aguiar Alvarez	032.376.698-65	Control	Indirect Controlling
Member of the board of directors
Related person
Elo Participações e Investimentos S.A.	07.838.611/0001-52
Member of the board of directors
Note
Member of issuer's management
Denise Aguiar Alvarez	032.376.698-65	Control	Direct Controlling
Member of the board of directors
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors and assistant director
Note
Member of issuer's management
João Aguiar Alvarez	029.533.938-11	Control	Direct Controlling
Member of the board of directors
Related person
Cidade de Deus – Companhia Comercial de Participações	61.529.343/0001-32

PAGE 342 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Member of the board of directors and executive board
Note
Member of issuer's management
João Aguiar Alvarez	029.533.938-11	Control	Indirect Controlling
Member of the board of directors
Related person
Elo Participações e Investimentos S.A.	07.838.611/0001-52
Member of the board of directors
Note
Member of issuer's management
João Aguiar Alvarez	029.533.938-11	Control	Direct Controlling
Member of the board of directors
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors and assistant director
Note
Member of issuer's management
Lázaro de Mello Brandão	004.637.528-72	Control	Direct Controlling

PAGE 343 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Chairman of the board of directors
Related person
Cidade de Deus – Companhia Comercial de Participações	61.529.343/0001-32
Chairman of the board of directors and CEO
Note
Member of issuer's management
Lázaro de Mello Brandão	004.637.528-72	Control	Direct Controlling
Chairman of the board of directors
Related person
Fundação Bradesco	60.701.521/0001-06
President of the board of governors and executive board
Note
Member of issuer's management
Lázaro de Mello Brandão	004.637.528-72	Control	Indirect Controlling
Chairman of the board of directors
Related person
Elo Participações e Investimentos S.A.	07.838.611/0001-52
Chairman of the board of directors and CEO

PAGE 344 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Note
Member of issuer's management
Lázaro de Mello Brandão	004.637.528-72	Control	Indirect Controlling
Charirman of the board of directors
Related person
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47
CEO
Note
Member of issuer's management
Luiz Carlos Trabuco Cappi	250.319.028-68	Control	Direct Controlling
Member of the board of directors and CEO
Related person
Cidade de Deus – Companhia Comercial de Participações	61.529.343/0001-32
Member of the board of directors
Note
Member of issuer's management
Luiz Carlos Trabuco Cappi	250.319.028-68	Control	Direct Controlling
Member of the board of directors and CEO

PAGE 345 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Related person
Elo Participações e Investimentos S.A.	07.838.611/0001-52
Member of the board of directors
Note
Member of issuer's management
Luiz Carlos Trabuco Cappi	250.319.028-68	Control	Direct Controlling
Member of the board of directors and CEO
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors and managing director
Note
Member of issuer's management
Luiz Carlos Trabuco Cappi	250.319.028-68	Control	Indirect Controlling
Member of the board of directors and CEO
Related person
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47
Director
Note

PAGE 346 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Member of issuer's management
Márcio Artur Laurelli Cypriano	063.906.928-20	Control	Direct Controlling
Member of the board of directors
Related person
Cidade de Deus – Companhia Comercial de Participações	61.529.343/0001-32
Member of the board of directors
Note
Member of issuer's management
Márcio Artur Laurelli Cypriano	063.906.928-20	Control	Indirect control
Member of the board of directors
Related person
Elo Participações e Investimentos S.A.	07.838.611/0001-52
Member of the board of directors and executive board
Note
Member of issuer's management
Márcio Artur Laurelli Cypriano	063.906.928-20	Control	Direct Controlling
Member of the board of directors
Related person
Fundação Bradesco	60.701.521/0001-06

PAGE 347 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Member of the board of governors and managing director
Note
Member of issuer's management
Márcio Artur Laurelli Cypriano	063.906.928-20	Control	Indirect Controlling
Member of the board of directors
Related person
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47
Director
Note
Member of issuer's management
Mário da Silveira Teixeira Júnior	113.119.598-15	Control	Direct Controlling
Member of the board of directors
Related person
Cidade de Deus – Companhia Comercial de Participações	61.529.343/0001-32
Member of the board of directors
Note
Member of issuer's management
Mário da Silveira Teixeira Júnior	113.119.598-15	Control	Indirect Controlling

PAGE 348 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Member of the board of directors
Related person
Elo Participações e Investimentos S.A.	07.838.611/0001-52
Member of the board of directors and executive board
Note
Member of issuer's management
Mário da Silveira Teixeira Júnior	113.119.598-15	Control	Direct Controlling
Member of the board of directors
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors and managing director
Note
Member of issuer's management
Mário da Silveira Teixeira Júnior	113.119.598-15	Control	Indirect Controlling
Member of the board of directors
Related person
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47
Director

PAGE 349 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Note
Fiscal year 12/31/2008
Member of issuer's management
Adineu Santesso	401.747.518-34	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
Airton Celso Exel Andreolli	053.336.958-49	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management

PAGE 350 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
André Rodrigues Cano	005.908.058-27	Control	Directly Controlled Company
Departmental director
Related person
Banco Bradesco Financiamentos S.A.	07.207.996/0001-50
Director general
Note
Member of issuer's management
Cassiano Ricardo Scarpelli	344.405.568-41	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
Clayton Camacho	049.313.418-29	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors

PAGE 351 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Note
Member of issuer's management
Denise Pauli Pavarina	076.818.858-03	Control	Directly Controlled Company
Departmental director
Related person
Banco Bradesco BBI S.A.	06.271.464/0001-19
Managing director
Note
Member of issuer's management
Douglas Tevis Francisco	040.066.838-63	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
Fernando Roncolato Pinho	562.941.588-34	Control	Direct Controlling
Departmental director

PAGE 352 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
Jair Delgado Scalco	221.863.878-91	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
Jean Philippe Leroy	703.149.427-34	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

PAGE 353 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Member of issuer's management
Marcos Bader	030.763.738-70	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
Marcos Daré	874.059.628-15	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of board of governors
Note
Member of issuer's management
Mario Helio de Souza Ramos	771.420.048-00	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06

PAGE 354 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Member of the board of governors and assistant director
Note
Member of issuer's management
Marlene Morán Millan	076.656.518-10	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
Moacir Nachbar Junior	062.947.708-66	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
Nilton Pelegrino Nogueira	680.389.338-34	Control	Direct Controlling

PAGE 355 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
José Luiz Rodrigues Bueno	586.673.188-68	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
José Maria Soares Nunes	001.666.878-20	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors

PAGE 356 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Note
Member of issuer's management
Josué Augusto Pancini	966.136.968-20	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
Laércio Carlos de Araújo Filho	567.041.788-72	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
Luiz Alves dos Santos	387.923.898-72	Control	Direct Controlling
Departmental director

PAGE 357 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
Luiz Carlos Angelotti	058.042.738-25	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of the issuer management
Luiz Carlos Brandão Cavalcanti Junior	226.347.385-87	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

PAGE 358 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Member of issuer's management
Luiz Fernando Peres	411.482.078-72	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
Marcelo de Araújo Noronha	360.668.504-15	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
Ademir Cossiello	722.446.408-25	Control	Directly Controlled Company
Executive Managing Director
Related person
Bradesco Administradora de Consórcios Ltda.	52.568.821/0001-22

PAGE 359 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Managing director
Note
Member of issuer's management
Ademir Cossiello	722.446.408-25	Control	Direct Controlling
Executive Managing Director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
Aurélio Conrado Boni	191.617.008-00	Control	Indirectly Controlled Company
Executive Managing Director
Related person
Bradesco Seguros S.A.	33.055.146/0001-93
Director General Technology
Note
Member of issuer's management
Roberto Sobral Hollander	301.257.408-59	Control	Direct Controlling

PAGE 360 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
Walkiria Schirrmeister Marquetti	048.844.738-09	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
Aurélio Conrado Boni	191.617.008-00	Control	Direct Controlling
Executive Managing Director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors

PAGE 361 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Note
Member of issuer's management
Candido Leonelli	375.739.268-04	Control	Direct Controlling
Executive Managing Director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
José Alcides Munhoz	064.350.330-72	Control	Direct Controlling
Executive Managing Director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
Milton Matsumoto	081.225.550-04	Control	Direct Controlling
Executive Managing Director

PAGE 362 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
Odair Afonso Rebelato	120.119.838-00	Control	Direct Controlling
Executive Managing Director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
Sérgio Alexandre Figueiredo Clemente	373.766.326-20	Control	Direct Controlling
Executive Managing Director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

PAGE 363 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Member of issuer's management
Arnaldo Alves Vieira	055.302.378-00	Control	Directly Controlled Company
Executive vice-president
Related person
Alvorada Cartões, Crédito, Financiamento e Investimentos S.A.	74.552.142/0001-06
Director
Note
Member of issuer's management
Arnaldo Alves Vieira	055.302.378-00	Control	Directly Controlled Company
Executive vice-president
Related person
Banco Alvorada S.A.	33.870.163/0001-84
Director
Note
Member of issuer's management
Arnaldo Alves Vieira	055.302.378-00	Control	Directly Controlled Company
Executive vice-president
Related person
Banco Bankpar S.A.	60.419.645/0001-95

PAGE 364 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
CEO
Note
Member of issuer's management
Arnaldo Alves Vieira	055.302.378-00	Control	Direct Controlling
Executive vice-president
Related person
Cidade de Deus – Companhia Comercial de Participações	61.529.343/0001-32
Member of the board of directors
Note
Member of issuer's management
Arnaldo Alves Vieira	055.302.378-00	Control	Direct Controlling
Executive vice-president
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors and managing director
Note
Member of issuer's management
Arnaldo Alves Vieira	055.302.378-00	Control	Indirect Controlling

PAGE 365 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Executive vice-president
Related person
Elo Participações e Investimentos S.A.	07.838.611/0001-52
Member of the board of directors and executive board
Note
Member of issuer's management
Arnaldo Alves Vieira	055.302.378-00	Control	Indirect Controlling
Executive vice-president
Related person
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47
Director
Note
Member of issuer's management
Domingos Figueiredo de Abreu	942.909.898-53	Control	Direct Controlling
Executive vice-president
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors and managing director

PAGE 366 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Note
Member of issuer's management
Julio de Siqueira Carvalho de Araujo	425.327.017-49	Control	Direct Controlling
Executive vice-president
Related person
Cidade de Deus – Companhia Comercial de Participações	61.529.343/0001-32
Member of the board of directors
Note
Member of issuer's management
Julio de Siqueira Carvalho de Araujo	425.327.017-49	Control	Indirect Controlling
Executive vice-president
Related person
Elo Participações e Investimentos S.A.	07.838.611/0001-52
Member of the board of directors
Note
Member of issuer's management
Julio de Siqueira Carvalho de Araujo	425.327.017-49	Control	Direct Controlling
Executive vice-president

PAGE 367 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors and managing director
Note
Member of issuer's management
Julio de Siqueira Carvalho de Araujo	425.327.017-49	Control	Indirect Controlling
Executive vice-president
Related person
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47
Director
Note
Member of issuer's management
Laércio Albino Cezar	064.172.724-00	Control	Direct Controlling
Executive vice-president
Related person
Cidade de Deus – Companhia Comercial de Participações	61.529.343/0001-32
Member of the board of directors
Note

PAGE 368 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Member of issuer's management
Laércio Albino Cezar	064.172.724-00	Control	Direct Controlling
Executive vice-president
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors and managing director
Note
Member of issuer's management
Laércio Albino Cezar	064.172.724-00	Control	Direct Controlling
Executive vice-president
Related person
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47
Director
Note
Member of issuer's management
Norberto Pinto Barbedo	509.392.708-20	Control	Direct Controlling
Executive vice-president
Related person
Cidade de Deus – Companhia Comercial de Participações	61.529.343/0001-32

PAGE 369 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Member of the board of directors
Note
Member of issuer's management
Norberto Pinto Barbedo	509.392.708-20	Control	Indirect Controlling
Executive vice-president
Related person
Elo Participações e Investimentos S.A.	07.838.611/0001-52
Member of the board of directors
Note
Member of issuer's management
Norberto Pinto Barbedo	509.392.708-20	Control	Direct Controlling
Executive vice-president
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors and managing director
Note
Member of issuer's management
Norberto Pinto Barbedo	509.392.708-20	Control	Indirect Controlling

PAGE 370 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Executive vice-president
Related person
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47
Director
Note
Member of the issuer’s management
Sérgio Socha	133.186.409-72	Control	Direct Controlling
Executive vice-president
Related person
Cidade de Deus – Companhia Comercial de Participações	61.529.343/0001-32
Member of the board of directors
Note
Member of issuer's management
Sérgio Socha	133.186.409-72	Control	Indirect Controlling
Executive vice-president
Related person
Elo Participações e Investimentos S.A.	07.838.611/0001-52
Member of the board of directors

PAGE 371 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Note
Member of issuer's management
Sérgio Socha	133.186.409-72	Control	Direct Controlling
Executive vice-president
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors and managing director
Note
Member of issuer's management
Sérgio Socha	133.186.409-72	Control	Indirect Controlling
Executive vice-president
Related person
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47
Director
Note
Member of issuer's management
Antônio Bornia	003.052.609-44	Control	Direct Controlling
Vice-chairman of the board of directors

PAGE 372 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Related person
Cidade de Deus – Companhia Comercial de Participações	61.529.343/0001-32
Vice-chairman of the board of directors and executive vice-president
Note
Member of issuer's management
Antônio Bornia	003.052.609-44	Control	Indirect Controlling
Vice-chairman of the board of directors
Related person
Elo Participações e Investimentos S.A.	07.838.611/0001-52
Vice-chairman of the board of directors and executive vice-president
Note
Member of issuer's management
Antônio Bornia	003.052.609-44	Control	Direct Controlling
Vice-chairman of the board of directors
Related person
Fundação Bradesco	60.701.521/0001-06
Vice-president of the board of governors and executive vice-president
Note

PAGE 373 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Member of issuer's management
Antônio Bornia	003.052.609-44	Control	Indirect Controlling
Vice-chairman of the board of directors
Related person
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47
Executive vice-president
Note
Member of issuer's management
Carlos Alberto Rodrigues Guilherme	021.698.868-34	Control	Direct Controlling
Member of the board of directors
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
Denise Aguiar Alvarez	032.376.698-65	Control	Direct Controlling
Member of the board of directors
Related person
Cidade de Deus – Companhia Comercial de Participações	61.529.343/0001-32

PAGE 374 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Member of the board of directors and executive board
Note
Member of issuer's management
Denise Aguiar Alvarez	032.376.698-65	Control	Indirect Controlling
Member of the board of directors
Related person
Elo Participações e Investimentos S.A.	07.838.611/0001-52
Member of the board of directors
Note
Member of issuer's management
Denise Aguiar Alvarez	032.376.698-65	Control	Direct Controlling
Member of the board of directors
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors and assistant director
Note
Member of issuer's management
João Aguiar Alvarez	029.533.938-11	Control	Direct Controlling

PAGE 375 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Member of the board of directors
Related person
Cidade de Deus – Companhia Comercial de Participações	61.529.343/0001-32
Member of the board of directors and executive board
Note
Member of issuer's management
João Aguiar Alvarez	029.533.938-11	Control	Indirect Controlling
Member of the board of directors
Related person
Elo Participações e Investimentos S.A.	07.838.611/0001-52
Member of the board of directors
Note
Member of issuer's management
João Aguiar Alvarez	029.533.938-11	Control	Direct Controlling
Member of the board of directors
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors and assistant director

PAGE 376 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Note
Member of issuer's management
Lázaro de Mello Brandão	004.637.528-72	Control	Direct Controlling
Chairman of the board of directors
Related person
Cidade de Deus – Companhia Comercial de Participações	61.529.343/0001-32
Chairman of the board of directors and CEO
Note
Member of issuer's management
Lázaro de Mello Brandão	004.637.528-72	Control	Direct Controlling
Chairman of the board of directors
Related person
Fundação Bradesco	60.701.521/0001-06
President of the board of governors and executive board
Note
Member of issuer's management
Lázaro de Mello Brandão	004.637.528-72	Control	Indirect Controlling
Chairman of the board of directors

PAGE 377 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Related person
Elo Participações e Investimentos S.A.	07.838.611/0001-52
Chairman of the board of directors and CEO
Note
Member of issuer's management
Lázaro de Mello Brandão	004.637.528-72	Control	Indirect Controlling
Chairman of the board of directors
Related person
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47
CEO
Note
Member of issuer's management
Luiz Carlos Trabuco Cappi	250.319.028-68	Control	Direct Controlling
Member of the board of directors and CEO
Related person
Cidade de Deus – Companhia Comercial de Participações	61.529.343/0001-32
Member of the board of directors
Note

PAGE 378 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Member of issuer's management
Luiz Carlos Trabuco Cappi	250.319.028-68	Control	Indirect Controlling
Member of the board of directors and CEO
Related person
Elo Participações e Investimentos S.A.	07.838.611/0001-52
Member of the board of directors
Note
Member of issuer's management
Luiz Carlos Trabuco Cappi	250.319.028-68	Control	Direct Controlling
Member of the board of directors and CEO
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors and managing director
Note
Member of issuer's management
Luiz Carlos Trabuco Cappi	250.319.028-68	Control	Indirect Controlling
Member of the board of directors and CEO
Related person
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47

PAGE 379 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Director
Note
Member of issuer's management
Márcio Artur Laurelli Cypriano	063.906.928-20	Control	Direct Controlling
Member of the board of directors
Related person
Cidade de Deus – Companhia Comercial de Participações	61.529.343/0001-32
Member of the board of directors
Note
Member of issuer's management
Márcio Artur Laurelli Cypriano	063.906.928-20	Control	Indirect Controlling
Member of the board of directors
Related person
Elo Participações e Investimentos S.A.	07.838.611/0001-52
Member of the board of directors and executive board
Note
Member of issuer's management
Márcio Artur Laurelli Cypriano	063.906.928-20	Control	Direct Controlling

PAGE 380 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Member of the board of directors
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors and managing director
Note
Member of issuer's management
Márcio Artur Laurelli Cypriano	063.906.928-20	Control	Indirect Controlling
Member of the board of directors
Related person
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47
Director
Note
Member of issuer's management
Mário da Silveira Teixeira Júnior	113.119.598-15	Control	Direct Controlling
Member of the board of directors
Related person
Cidade de Deus – Companhia Comercial de Participações	61.529.343/0001-32
Member of the board of directors

PAGE 381 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Note
Member of issuer's management
Mário da Silveira Teixeira Júnior	113.119.598-15	Control	Indirect Controlling
Member of the board of directors
Related person
Elo Participações e Investimentos S.A.	07.838.611/0001-52
Member of the board of directors and executive board
Note
Member of issuer's management
Mário da Silveira Teixeira Júnior	113.119.598-15	Control	Direct Controlling
Member of the board of directors
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors and managing director
Note
Member of issuer's management
Mário da Silveira Teixeira Júnior	113.119.598-15	Control	Indirect Controlling
Member of the board of directors

PAGE 382 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Related person
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47
Director
Note
Fiscal year 12/31/2007
Member of issuer's management
Airton Celso Exel Andreolli	053.336.958-49	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
Adineu Santesso	401.747.518-34	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors

PAGE 383 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Note
Member of issuer's management
Alexandre da Silva Glüher	282.548.640-04	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
Alfredo Antônio Lima de Menezes	037.958.008-03	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
Cassiano Ricardo Scarpelli	082.633.238-27	Control	Direct Controlling
Departmental director

PAGE 384 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
Clayton Camacho	049.313.418-29	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of board of governors
Note
Member of issuer's management
Denise Pauli Pavarina	076.818.858-03	Control	Directly Controlled Company
Departmental director
Related person
Banco Bradesco BBI S.A.	06.271.464/0001-19
Managing director
Note

PAGE 385 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Member of issuer's management
Denise Pauli Pavarina	076.818.858-03	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note Mandate ended for board of governors

Member of issuer's management
Douglas Tevis Francisco	040.066.838-63	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
Jair Delgado Scalco	221.863.878-91	Control	Direct Controlling

PAGE 386 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
Jean Philippe Leroy	703.149.427-34	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
Marcos Bader	030.763.738-70	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors

PAGE 387 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Note
Member of issuer's management
Marcos Daré	874.059.628-15	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
Mario Helio de Souza Ramos	771.420.048-00	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors and assistant director
Note
Member of issuer's management
Marlene Morán Millan	076.656.518-10	Control	Direct Controlling
Departmental director

PAGE 388 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
Moacir Nachbar Junior	062.947.708-66	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
Nilton Pelegrino Nogueira	680.389.338-34	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

PAGE 389 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Member of issuer's management
José Luiz Rodrigues Bueno	586.673.188-68	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
José Maria Soares Nunes	001.666.878-20	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
Josué Augusto Pancini	966.136.968-20	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06

PAGE 390 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Member of the board of governors
Note
Member of issuer's management
Laércio Carlos de Araújo Filho	567.041.788-72	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
Luiz Alves dos Santos	387.923.898-72	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
Luiz Carlos Angelotti	058.042.738-25	Control	Direct Controlling

PAGE 391 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
Luiz Carlos Brandão Cavalcanti Junior	226.347.385-87	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
Luiz Fernando Peres	411.482.078-72	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors

PAGE 392 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Note
Member of issuer's management
Marcelo de Araújo Noronha	360.668.504-15	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
Ademir Cossiello	722.446.408-25	Control	Directly Controlled Company
Executive Managing Director
Related person
Bradesco Administradora de Consórcios Ltda.	52.568.821/0001-22
Managing director
Note
Member of issuer's management
Ademir Cossiello	722.446.408-25	Control	Direct Controlling
Executive Managing Director

PAGE 393 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
Aurélio Conrado Boni	191.617.008-00	Control	Indirectly Controlled Company
Executive Managing Director
Related person
Bradesco Seguros S.A.	33.055.146/0001-93
Director General Technology
Note
Member of issuer's management
Roberto Sobral Hollander	301.257.408-59	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

PAGE 394 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Member of issuer's management
Walkiria Schirrmeister Marquetti	048.844.738-09	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
Aurélio Conrado Boni	191.617.008-00	Control	Direct Controlling
Executive Managing Director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
Candido Leonelli	375.739.268-04	Control	Direct Controlling
Executive Managing Director
Related person
Fundação Bradesco	60.701.521/0001-06

PAGE 395 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Member of the board of governors
Note
Member of issuer's management
José Alcides Munhoz	064.350.330-72	Control	Direct Controlling
Executive Managing Director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
Milton Matsumoto	081.225.550-04	Control	Direct Controlling
Executive Managing Director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
Odair Afonso Rebelato	120.119.838-00	Control	Direct Controlling

PAGE 396 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Executive Managing Director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
Sérgio Alexandre Figueiredo Clemente	373.766.326-20	Control	Direct Controlling
Executive Managing Director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
Arnaldo Alves Vieira	055.302.378-00	Control	Directly controlled company
Executive vice-president
Related person
Alvorada Cartões, Crédito, Financiamento e Investimentos S.A.	74.552.142/0001-06
Director

PAGE 397 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Note
Member of issuer's management
Arnaldo Alves Vieira	055.302.378-00	Control	Directly Controlled Company
Executive vice-president
Related person
Banco Alvorada S.A.	33.870.163/0001-84
Director
Note
Member of issuer's management
Arnaldo Alves Vieira	055.302.378-00	Control	Directly Controlled Company
Executive vice-president
Related person
Banco Bankpar S.A.	60.419.645/0001-95
CEO
Note
Member of issuer's management
Arnaldo Alves Vieira	055.302.378-00	Control	Direct Controlling
Executive vice-president

PAGE 398 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Related person
Cidade de Deus – Companhia Comercial de Participações	61.529.343/0001-32
Member of the board of directors
Note
Member of issuer's management
Arnaldo Alves Vieira	055.302.378-00	Control	Direct Controlling
Executive vice-president
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors and managing director
Note
Member of issuer's management
Arnaldo Alves Vieira	055.302.378-00	Control	Indirect Controlling
Executive vice-president
Related person
Elo Participações e Investimentos S.A.	07.838.611/0001-52
Member of the board of directors and executive board
Note

PAGE 399 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Member of issuer's management
Arnaldo Alves Vieira	055.302.378-00	Control	Indirect Controlling
Executive vice-president
Related person
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47
Director
Note
Member of issuer's management
Domingos Figueiredo de Abreu	942.909.898-53	Control	Direct Controlling
Executive vice-president
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors and managing director
Note
Member of issuer's management
Julio de Siqueira Carvalho de Araujo	425.327.017-49	Control	Direct Controlling
Executive vice-president
Related person
Cidade de Deus – Companhia Comercial de Participações	61.529.343/0001-32

PAGE 400 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Member of the board of directors
Note
Member of issuer's management
Julio de Siqueira Carvalho de Araujo	425.327.017-49	Control	Indirect Controlling
Executive vice-president
Related person
Elo Participações e Investimentos S.A.	07.838.611/0001-52
Member of the board of directors
Note
Member of issuer's management
Julio de Siqueira Carvalho de Araujo	425.327.017-49	Control	Direct Controlling
Executive vice-president
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors and managing director
Note
Member of issuer's management
Julio de Siqueira Carvalho de Araujo	425.327.017-49	Control	Indirect Controlling

PAGE 401 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Executive vice-president
Related person
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47
Director
Note
Member of issuer's management
Laércio Albino Cezar	064.172.724-00	Control	Direct Controlling
Executive vice-president
Related person
Cidade de Deus – Companhia Comercial de Participações	61.529.343/0001-32
Member of the board of directors
Note
Member of issuer's management
Laércio Albino Cezar	064.172.724-00	Control	Direct Controlling
Executive vice-president
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors and managing director

PAGE 402 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Note
Member of issuer's management
Laércio Albino Cezar	064.172.724-00	Control	Indirect Controlling
Executive vice-president
Related person
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47
Director
Note
Member of issuer's management
Norberto Pinto Barbedo	509.392.708-20	Control	Direct Controlling
Executive vice-president
Related person
Cidade de Deus – Companhia Comercial de Participações	61.529.343/0001-32
Member of the board of directors
Note
Member of the issuer’s management
Norberto Pinto Barbedo	509.392.708-20	Control	Indirect Controlling
Executive vice-president

PAGE 403 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Related person
Elo Participações e Investimentos S.A.	07.838.611/0001-52
Member of the board of directors
Note
Member of issuer's management
Norberto Pinto Barbedo	509.392.708-20	Control	Direct Controlling
Executive vice-president
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors and managing director
Note
Member of issuer's management
Norberto Pinto Barbedo	509.392.708-20	Control	Indirect Controlling
Executive vice-president
Related person
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47
Director
Note

PAGE 404 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Member of issuer's management
Sérgio Socha	133.186.409-72	Control	Direct Controlling
Executive vice-president
Related person
Cidade de Deus – Companhia Comercial de Participações	61.529.343/0001-32
Member of the board of directors
Note
Member of issuer's management
Sérgio Socha	133.186.409-72	Control	Indirect Controlling
Executive vice-president
Related person
Elo Participações e Investimentos S.A.	07.838.611/0001-52
Member of the board of directors
Note
Member of issuer's management
Sérgio Socha	133.186.409-72	Control	Direct Controlling
Executive vice-president
Related person
Fundação Bradesco	60.701.521/0001-06

PAGE 405 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Member of the board of governors and managing director
Note
Member of issuer's management
Sérgio Socha	133.186.409-72	Control	Indirect Controlling
Executive vice-president
Related person
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47
Director
Note
Member of issuer's management
Antônio Bornia	003.052.609-44	Control	Direct Controlling
Vice-chairman of the board of directors
Related person
Cidade de Deus – Companhia Comercial de Participações	61.529.343/0001-32
Vice-chairman of the board of directors and executive vice-president
Note
Member of issuer's management
Antônio Bornia	003.052.609-44	Control	Indirect Controlling

PAGE 406 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Vice-chairman of the board of directors
Related person
Elo Participações e Investimentos S.A.	07.838.611/0001-52
Vice-chairman of the board of directors and executive vice-president
Note
Member of issuer's management
Antônio Bornia	003.052.609-44	Control	Direct Controlling
Vice-chairman of the board of directors
Related person
Fundação Bradesco	60.701.521/0001-06
Vice-president of the board of governors and executive vice-president
Note
Member of issuer's management
Antônio Bornia	003.052.609-44	Control	Indirect Controlling
Vice-chairman of the board of directors
Related person
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47
Executive vice-president

PAGE 407 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Note
Member of issuer's management
Carlos Alberto Rodrigues Guilherme	021.698.868-34	Control	Direct Controlling
Member of the board of directors
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
Denise Aguiar Alvarez	032.376.698-65	Control	Direct Controlling
Member of the board of directors
Related person
Cidade de Deus – Companhia Comercial de Participações	61.529.343/0001-32
Member of the board of directors and executive board
Note
Member of issuer's management
Denise Aguiar Alvarez	032.376.698-65	Control	Indirect Controlling
Member of the board of directors

PAGE 408 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Related person
Elo Participações e Investimentos S.A.	07.838.611/0001-52
Member of the board of directors
Note
Member of issuer's management
Denise Aguiar Alvarez	032.376.698-65	Control	Direct Controlling
Member of the board of directors
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors and assistant director
Note
Member of issuer's management
João Aguiar Alvarez	029.533.938-11	Control	Direct Controlling
Member of the board of directors
Related person
Cidade de Deus – Companhia Comercial de Participações	61.529.343/0001-32
Member of the board of directors and executive board
Note

PAGE 409 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Member of issuer's management
João Aguiar Alvarez	029.533.938-11	Control	Indirect Controlling
Member of the board of directors
Related person
Elo Participações e Investimentos S.A.	07.838.611/0001-52
Member of the board of directors
Note
Member of issuer's management
João Aguiar Alvarez	029.533.938-11	Control	Direct Controlling
Member of the board of directors
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors and assistant director
Note
Member of issuer's management
Lázaro de Mello Brandão	004.637.528-72	Control	Direct Controlling
Chairman of the board of directors
Related person
Cidade de Deus – Companhia Comercial de Participações	61.529.343/0001-32

PAGE 410 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Chairman of the board of directors and CEO
Note
Member of issuer's management
Lázaro de Mello Brandão	004.637.528-72	Control	Direct Controlling
Chairman of the board of directors
Related person
Fundação Bradesco	60.701.521/0001-06
President of the board of governors and executive board
Note
Member of issuer's management
Lázaro de Mello Brandão	004.637.528-72	Control	Indirect Controlling
Chairman of the board of directors
Related person
Elo Participações e Investimentos S.A.	07.838.611/0001-52
Chairman of the board of directors and CEO
Note
Member of issuer's management
Lázaro de Mello Brandão	004.637.528-72	Control	Indirect Controlling

PAGE 411 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Chairman of the board of directors
Related person
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47
CEO
Note
Member of issuer's management
Luiz Carlos Trabuco Cappi	250.319.028-68	Control	Direct Controlling
Member of the board of directors and CEO
Related person
Cidade de Deus – Companhia Comercial de Participações	61.529.343/0001-32
Member of the board of directors
Note
Member of issuer's management
Luiz Carlos Trabuco Cappi	250.319.028-68	Control	Indirect Controlling
Member of the board of directors and CEO
Related person
Elo Participações e Investimentos S.A.	07.838.611/0001-52
Member of the board of directors

PAGE 412 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Note
Member of issuer's management
Luiz Carlos Trabuco Cappi	250.319.028-68	Control	Indirect Controlling
Member of the board of directors and CEO
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors and managing director
Note
Member of issuer's management
Luiz Carlos Trabuco Cappi	250.319.028-68	Control	Indirect Controlling
Member of the board of directors and CEO
Related person
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47
Director
Note
Member of issuer's management
Márcio Artur Laurelli Cypriano	063.906.928-20	Control	Direct Controlling
Member of the board of directors

PAGE 413 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Related person
Cidade de Deus – Companhia Comercial de Participações	61.529.343/0001-32
Member of the board of directors
Note
Member of issuer's management
Márcio Artur Laurelli Cypriano	063.906.928-20	Control	Indirect Controlling
Member of the board of directors
Related person
Elo Participações e Investimentos S.A.	07.838.611/0001-52
Member of the board of directors and executive board
Note
Member of issuer's management
Márcio Artur Laurelli Cypriano	063.906.928-20	Control	Direct Controlling
Member of the board of directors
Related person
Fundação Bradesco	60.701.521/0001-06
Member of board of governors and managing director
Note

PAGE 414 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Member of issuer's management
Márcio Artur Laurelli Cypriano	063.906.928-20	Control	Indirect Controlling
Member of the board of directors
Related person
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47
Director
Note
Member of issuer's management
Mário da Silveira Teixeira Júnior	113.119.598-15	Control	Direct Controlling
Member of the board of directors
Related person
Cidade de Deus – Companhia Comercial de Participações	61.529.343/0001-32
Member of the board of directors
Note
Member of issuer's management
Mário da Silveira Teixeira Júnior	113.119.598-15	Control	Indirect Controlling
Member of the board of directors
Related person
Elo Participações e Investimentos S.A.	07.838.611/0001-52

PAGE 415 /623

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF / CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position / duties
Member of the board of directors and executive board
Note
Member of issuer's management
Mário da Silveira Teixeira Júnior	113.119.598-15	Control	Direct Controlling
Member of the board of directors
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors and managing director
Note
Member of issuer's management
Mário da Silveira Teixeira Júnior	113.119.598-15	Control	Indirect Controlling
Member of the board of directors
Related person
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47
Director
Note

PAGE 416 /623

12.11 – Agreements including insurance policies for payment or reimbursement of expenses incurred by directors and officers

Banco Bradesco S.A. annually arranges D&O coverage (directors and officers insurance) for itself and its subsidiaries, for the duration of 12 months, in order to provide worldwide coverage of its directors' or officers' risk of claims for damages and compensation or legal actions made by individuals, corporations or government bodies, or by agencies alleging they have been harmed by acts committed by the insured. Policies cover claims against those insured exclusively for harmful events (culpable, but not intentional actions or omissions) committed by the insured.

"Insured" herein means any person who has been, is, or may be, as applicable, a member of the board of directors, executive board, supervisory council or any other statutory body or body created by Bradesco's bylaws or those of its subsidiaries, or any employee who has powers of representation in relation to third parties, or whose job involves representing a fact or right of the Company to third parties.

Coverage is worldwide except for claims for environmental damage in the United States. Coverage arranged for 2010 was US$ 75 million.

PAGE 417 /623

12.12 – Other material information

12.12.       Provide any other details issuer considers significant:

1)  The following supplements details provided in items 12.6.g, 12.6.h, 12.8.a.i in this Reference Form, in relation to the date of taking office (in the issuer), duration of mandate (in the issuer) and the principal items of professional experience during the previous five years for Mr. Luiz Carlos Trabuco Cappi:

Date took office: board of directors 05.31.2010 and executive board 05.28.2010

Duration of mandate: board of directors until 03.10.2011, and executive board until the first meeting of the board to be held after the 2011 ordinary general meeting.

Principal professional experience in the last five years:

•      company: Bradesco Auto / RE Companhia de Seguros

position and duties involved: CEO from 03.31.2003 to 03.26.2009. In addition to the normal powers pursuant legislation and Company bylaws, the chief executive officer also chairs board meetings; directs company business and ensures that the board's policy and resolutions are put into practice; distributes attributions in the Company's different operational and administrative areas to other directors; settles issues or disputes arising in the executive management of the Company.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities of the same class or type.

Company's principal activity: Undertake personal and casualty insurance transactions of all types pursuant current legislation.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco Auto / RE securities:

– Controlling group: Banco Bradesco S.A., Bradseg Participações Ltda., Bradesco Seguros S.A., Bradesco SegPrev Investimentos Ltda.

•      company: Bradesco Capitalização S.A.

position and duties involved: CEO from 03.28.2003 to 03.26.2009. In addition to the normal powers pursuant legislation and Company bylaws, the chief executive officer also chairs the board's meetings, and supervises and coordinates the actions of its members.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company's principal activity: Carry out all transactions allowed companies dealing in certificated savings plans under current legal provisions and regulations.

Companies that are part of the group of shareholders that directly or indirectly hold 5% or more of the same class or type of securities issued by Bradesco Capitalização:

– Controlling group: Banco Bradesco S.A., Bradseg Participações Ltda., Bradesco Seguros S.A.

PAGE 418 /623

12.12 – Other material information

•      company: Bradesco Saúde S.A.

position and duties involved: CEO from 03.31.2003 to 03.27.2009. In addition to the normal powers pursuant legislation and Company bylaws, the chief executive officer also chairs the board's meetings, and supervises and coordinates the actions of its members.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company's principal activity: Developing and managing private insurance business exclusively for health care insurance of all types defined in the legislation in force, not being allowed to deal in any other class or type of insurance, but may participate as partner or shareholder other companies.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco Saúde securities:

– Controlling group: Banco Bradesco S.A., Bradseg Participações Ltda., Bradesco Seguros S.A., Bradesco SegPrev Investimentos Ltda.

2)  The following supplements details provided in item 12.8.a.ii of this Reference Form, in relations to positions directors and officers hold or have held in publicly held companies.

Board of directors of Banco Bradesco S.A.

Lázaro de Mello Brandão

Banco Baneb S.A. (dissolution 12.30.2004)

07.01.99 to 04.25.2003 – Chairman of the board of directors (CVM registration canceled 12.01.2000)

Banco BCN S.A. (dissolution 03.12.2004)

12.15.1997 to 04.07.98 – CEO

12.16.1997 to 06.29.98 – Chairman of the board of directors

Banco BEA S.A. (dissolution 04.24.2003)

01.29.2002 to 04.24.2003 – Chairman of the board of directors (CVM registration canceled 01.30.2003)

Banco BEC S.A. (dissolution 11.30.2006)

01.03.2006 to 06.30.2006 – Chairman of the board of directors (CVM registration canceled 05.31.2006)

Banco Bradesco BBI S.A.

02.13.2004 to 08.30.2004 – Chairman of the board of directors (CVM registration canceled 08.06.2004)

Banco Bradesco de Investimento S.A. (dissolution 11.04.1992)

08.26.64 – Director

02.09.78 – Executive vice-president

04.15.81 – CEO

PAGE 419 /623

12.12 – Other material information

03.23.82 – CEO and vice-chairman of the board of directors

03.29.90 to 11.04.92 – CEO and chairman of the board of directors

Bancocidade – Leasing Arrendamento Mercantil S.A. (dissolution 07.30.2004)

06.10.2002 to 04.30.2003 – Chairman of the board of directors

Banco de Crédito Real de Minas Gerais S.A. (dissolution 09.01.2004)

12.26.97 to 04.30.98 – CEO

12.29.97 to 04.29.2003 – Chairman of the board of directors (CVM registration canceled 06.30.98)

Banco Mercantil de São Paulo S.A. (dissolution 11.30.2006)

04.15.2002 to 03.31.2003 – Chairman of the board of directors

Baneb Leasing S.A. – Arrendamento Mercantil (dissolution 07.28.2000)

08.31.99 to 07.28.2000 – Chairman of the board of directors (CVM registration canceled 06.20.2000)

Boavista S.A. Arrendamento Mercantil (dissolution 12.31.2003)

11.17.2000 to 04.30.2003 – Chairman of the board of directors

Bradesplan Participações S.A

03.08.84 to 04.30.99 – CEO

12.28.98 to 04.26.2006 – Chairman of the board of directors (CVM registration canceled 02.07.2006)

Financiadora BCN S.A. – Crédito, Financiamento e Investimentos (dissolution 04.30.98)

01.23.98 to 04.30.98 – Chairman of the board of directors and CEO

Finasa Leasing Arrendamento Mercantil S.A. (dissolution 04.30.2003)

04.30.2002 to 04.30.2003 – Chairman of the board of directors

Pevê-Finasa Participações e Prédios S.A. (dissolution 01.30.2003)

04.29.2002 to 01.30.2003 – Chairman of the board of directors

Pevê Prédios S.A. (dissolution 01.30.2003)

04.29.2002 to 01.30.2003 – Chairman of the board of directors

Scopus Tecnologia S.A.

07.28.89 to 04.28.2004 – Chairman of the board of directors (CVM registration canceled 08.12.92)

SID Informática S.A.

12.11.84 to 09.13.85 – Member of the board of directors

04.30.87 to 06.26.87 – Member of the board of directors

SID – Microeletrônica S.A.

06.27.86 to 06.26.87 – Member of the board of directors

VBC Energia S.A.

03.25.97 to 11.28.2006 – Member of the Consultative Council

Zogbi Leasing S.A. Arrendamento Mercantil

02.16.2004 to 07.05.2004 – Chairman of the board of directors

Antônio Bornia

Banco Baneb S.A. (dissolution 12.30.2004)

PAGE 420 /623

12.12 – Other material information

07.01.99 to 04.25.2003 – Vice-chairman of the board of directors (CVM registration canceled 12.01.2000)

Banco BCN S.A. (dissolution 03.12.2004)

12.16.97 to 06.29.98 – Member of the board of directors

Banco BEA S.A. (dissolution 04.24.2003)

01.29.2002 to 04.24.2003 – Member of the board of directors (CVM registration canceled 01.30.2003)

Banco BEC S.A. (dissolution 11.30.2006)

01.03.2006 to 06.30.2006 – Vice-chairman of the board of directors (CVM registration canceled 05.31.2006)

Banco Bradesco BBI S.A.

02.13.2004 – Member of the board of directors

07.01.2004 to 08.30.2004 – Vice-chairman of the board of directors (CVM registration canceled 08.06.2004)

Banco Bradesco de Investimento S.A. (dissolution 11.04.1992)

11.24.81 to 11.04.92 – Director

Bancocidade – Leasing Arrendamento Mercantil S.A. (dissolution 07.30.2004)

06.10.2002 to 04.30.2003 – Vice-chairman of the board of directors

Banco de Crédito Real de Minas Gerais S.A. (dissolution 09.01.2004)

12.29.97 to 04.28.99 – Member of the board of directors (CVM registration canceled 06.30.98)

Banco Mercantil de São Paulo S.A. (dissolution 11.30.2006)

04.15.2002 to 03.31.2003 – Vice-chairman of the board of directors

Baneb Leasing S.A. – Arrendamento Mercantil (dissolution 07.28.2000)

08.31.99 to 07.28.2000 – Vice-chairman of the board of directors (CVM registration canceled 06.20.2000)

Boavista S.A. Arrendamento Mercantil (dissolution 12.31.2003)

11.17.2000 to 04.30.2003 – Vice-chairman of the board of directors

Bradesplan Participações S.A.

03.10.82 – Director

04.30.99 to 04.26.2006 – Vice-chairman of the board of directors (CVM registration canceled 02.07.2006)

Brasmotor S.A.

04.25.96 to 04.07.98 – Member of the board of directors

Financiadora BCN S.A. – Crédito, Financiamento e Investimentos (dissolution 04.30.98)

01.23.98 to 04.30.98 – Member of the board of directors

Finasa Leasing Arrendamento Mercantil S.A. (dissolution 04.30.2003)

04.30.2002 to 04.30.2003 – Vice-chairman of the board of directors

Pevê-Finasa Participações e Prédios S.A. (dissolution 01.30.2003)

04.29.2002 to 01.30.2003 – Vice-chairman of the board of directors

Pevê Prédios S.A. (dissolution 01.30.2003)

PAGE 421 /623

12.12 – Other material information

04.29.2002 to 01.30.2003 – Vice-chairman of the board of directors

Scopus Tecnologia S.A.

07.28.89 to 04.29.99 – Member of the board of directors (CVM registration canceled 08.12.92)

Zogbi Leasing S.A. Arrendamento Mercantil

02.16.2004 to 07.05.2004 – Vice-chairman of the board of directors

Mário da Silveira Teixeira Júnior

Banco Baneb S.A. (dissolution 12.30.2004)

07.01.99 to 07.16.2001 – Member of the board of directors

04.26.2002 to 04.25.2003 – Member of the board of directors (CVM registration canceled 12.01.2000)

Banco BCN S.A. (dissolution 03.12.2004)

04.07.98 to 06.29.98 – Member of the board of directors

Banco BEA S.A. (dissolution 04.24.2003)

04.22.2002 to 04.24.2003 – Member of the board of directors (CVM registration canceled 01.30.2003)

Banco BEC S.A. (dissolution 11.30.2006)

01.03.2006 to 06.30.2006 – Member of the board of directors (CVM registration canceled 05.31.2006)

Banco Bradesco BBI S.A.

02.13.2004 to 08.30.2004 – Member of the board of directors (CVM registration canceled 08.06.2004)

Banco Bradesco de Investimento S.A. (dissolution 11.04.1992)

03.30.92 to 11.04.92 – Director

Bancocidade – Leasing Arrendamento Mercantil S.A. (dissolution 07.30.2004)

06.10.2002 to 04.30.2003 – Member of the board of directors

Banco de Crédito Real de Minas Gerais S.A. (dissolution 09.01.2004)

04.30.98 to 07.16.2001 – Member of the board of directors (CVM registration canceled 06.30.98)

Banco Mercantil de São Paulo S.A. (dissolution 11.30.2006)

04.15.2002 to 03.31.2003 – Member of the board of directors

Baneb Leasing S.A. – Arrendamento Mercantil (dissolution 07.28.2000)

08.31.99 to 07.28.2000 – Member of the board of directors (CVM registration canceled 06.20.2000)

Boavista S.A. Arrendamento Mercantil (dissolution 12.31.2003)

11.17.2000 to 07.16.2001 – Member of the board of directors

04.17.2002 to 04.30.2003 – Member of the board of directors

Bradesplan Participações S.A.

03.20.98 – Director

04.30.99 – Member of the board of directors

07.17.2001 to 03.14.2002 – CEO

PAGE 422 /623

12.12 – Other material information

04.30.2002 to 04.26.2006 – Member of the board of directors (CVM registration canceled 02.07.2006)

COFAP – Companhia Fabricadora de Peças

06.24.96 to 10.24.97 – Member of the board of directors

Companhia Paulista de Força e Luz (CPFL)

11.18.97 to 04.24.2000 – Member of the board of directors

08.02.2001 to 04.29.2005 – Full member of the board of directors

Companhia Piratininga de Força e Luz

04.30.2003 to 04.29.2005 – Full member of the board of directors

Companhia Siderúrgica Nacional – CSN

03.01.96 to 04.25.2000 – Full member of the board of directors

CPFL Energia S.A.

08.30.2001 – Member of the board of directors

04.30.2003 to 04.28.2006 – Full member of the board of directors

CPFL Geração de Energia S.A.

08.02.2001 – Member of the board of directors

04.29.2003 to 04.29.2005 – Full member of the board of directors

Finasa Leasing Arrendamento Mercantil S.A. (dissolution 04.30.2003)

04.30.2002 to 04.30.2003 – Member of the board of directors

Net Serviços de Comunicação S.A.

02.05.98 to 04.25.2000 – Alternate member of the board of directors

Pevê-Finasa Participações e Prédios S.A. (dissolution 01.30.2003)

04.29.2002 to 01.30.2003 – Member of the board of directors

Pevê Prédios S.A. (dissolution 01.30.2003)

04.29.2002 to 01.30.2003 – Member of the board of directors

Rio Grande Energia S.A.

12.09.97 to 04.27.2000 – Alternate member of the board of directors

São Paulo Alpargatas S.A.

03.29.96 – Member of the board of directors

02.03.97 to 04.14.99 – Full member of the board of directors

Scopus Tecnologia S.A.

04.30.92 to 02.16.94 – Member of the board of directors (CVM registration canceled 08.12.92)

Tigre S.A. Tubos e Conexões

04.14.97 to 04.14.98 – Full member of the board of directors

VBC Energia S.A.

03.21.97 to 04.25.2000 – Member of the board of directors

11.07.2001 – Chairman of the board of directors

11.14.2003 to 04.28.2005 – Member of the board of directors

Zogbi Leasing S.A. Arrendamento Mercantil

02.16.2004 to 07.05.2004 – Member of the board of directors

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12.12 – Other material information

Márcio Artur Laurelli Cypriano

Banco Alvorada S.A.

06.09.2003 to 04.20.2009 – CEO (CVM registration canceled 10.28.2003)

Banco Baneb S.A. (dissolution 12.30.2004)

07.01.99 to 04.24.2003 – Member of the board of directors (CVM registration canceled 12.01.2000)

Banco BCN S.A. (dissolution 03.12.2004)

12.16.97 to 06.29.98 – Member of the board of directors

12.15.97 – Executive vice-president

04.07.98 to 03.10.99 – CEO (CVM registration canceled 07.28.1998)

Banco BEA S.A. (dissolution 04.24.2003)

01.29.2002 to 04.24.2003 – Member of the board of directors and CEO (CVM registration canceled 01.30.2003)

Banco BEC S.A. (dissolution 11.30.2006)

01.03.2006 to 06.30.2006 – Member of the board of directors

01.03.2006 to 11.30.2006 – CEO (CVM registration canceled 05.31.2006)

Banco Bradesco BBI S.A.

02.13.2004 to 08.30.2004 – Member of the board of directors

02.13.2004 to 04.28.2009 – CEO (CVM registration canceled 08.06.2004)

Banco Bradesco de Investimento S.A. (dissolution 11.04.1992)

02.22.88 to 11.04.92 – Director

Banco de Crédito Real de Minas Gerais S.A. (dissolution 09.01.2004)

12.29.97 to 04.29.99 – Member of the board of directors (CVM registration canceled 06.30.1998)

Banco Mercantil de São Paulo S.A. (dissolution 11.30.2006)

04.15.2002 to 03.31.2003 – Member of the board of directors

03.10.2004 to 11.30.2006 – CEO (CVM registration canceled 09.30.2003)

Bancocidade – Leasing Arrendamento Mercantil S.A. (dissolution 07.30.2004)

06.10.2002 to 04.30.2003 – Member of the board of directors

04.29.2004 to 07.30.2004 – CEO (CVM registration canceled 11.18.2003)

Baneb Leasing S.A. – Arrendamento Mercantil (dissolution 07.28.2000)

08.31.99 to 07.28.2000 – Member of the board of directors (CVM registration canceled 06.20.2000)

Boavista S.A. Arrendamento Mercantil (dissolution 12.31.2003)

11.17.2000 to 04.30.2003 – Member of the board of directors

Bradesplan Participações S.A.

02.24.95 – Director

04.30.99 to 04.28.2000 – CEO

04.30.2002 to 04.26.2006 – Member of the board of directors

05.29.2006 to 04.30.2009 – CEO (CVM registration canceled 02.07.2006)

COFAP – Companhia Fabricadora de Peças

10.24.97 to 03.15.99 – Member of the board of directors

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12.12 – Other material information

Financiadora BCN S.A. – Crédito, Financiamento e Investimentos (dissolution 04.30.98)

01.23.98 to 04.30.98 – Vice-chairman of the board of directors and executive vice-president

Finasa Leasing Arrendamento Mercantil S.A. (dissolution 04.30.2003)

04.30.2002 to 04.30.2003 – Member of the board of directors

Pevê-Finasa Participações e Prédios S.A. (dissolution 01.30.2003)

04.29.2002 to 01.30.2003 – Member of the board of directors

Pevê Prédios S.A. (dissolution 01.30.2003)

04.29.2002 to 01.30.2003 – Member of the board of directors

Scopus Tecnologia S.A.

07.28.89 to 02.16.94 – Member of the board of directors

04.25.95 to 04.28.2000 – Member of the board of directors

04.29.2002 to 04.28.2004 – Member of the board of directors (CVM registration canceled 08.12.1992)

Zogbi Leasing S.A. Arrendamento Mercantil

02.16.2004 to 07.05.2004 – Member of the board of directors

02.16.2004 to 04.28.2009 – CEO (CVM registration canceled 12.23.2004)

Luiz Carlos Trabuco Cappi

Banco Alvorada S.A.

06.09.2003 – Executive vice-president

04.12.2004 – Director

from 04.20.2009 – CEO (CVM registration canceled 12.28.2003)

Banco Bradesco BBI S.A.

04.08.2004 – Director

05.31.2006 – Executive vice-president

from 04.28.2009 – CEO (CVM registration canceled 08.06.2004)

Bradesplan Participações S.A.

04.30.99 to 04.28.2000 – Director

OdontoPrev S.A

from 12.23.2009 – Chairman of the board of directors

Zogbi Leasing S.A. Arrendamento Mercantil

04.30.2004 to 04.24.2006 – Executive vice-president (CVM registration canceled 12.23.2004)

Banco Baneb S.A. (dissolution 12.30.2004)

07.22.99 – Executive vice-president

04.26.2002 to 12.30.2004 – Director (CVM registration canceled 12.01.2000)

Banco BEA S.A. (dissolution 04.24.2003)

01.29.2002 – Director of Institutional Relations

04.22.2002 to 04.24.2003 – Director (CVM registration canceled 01.30.2003)

Banco BEC S.A. (dissolution 11.30.2006)

04.25.2006 to 11.30.2006 – Director (CVM registration canceled 05.31.2006)

Banco Mercantil de São Paulo S.A. (dissolution 11.30.2006)

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12.12 – Other material information

01.31.2003 – Executive vice-president

03.10.2004 to 11.30.2006 – Director (CVM registration canceled 09.30.2003)

Boavista S.A. Arrendamento Mercantil (dissolution 12.31.2003)

11.17.2000 to 04.30.2003 – Member of the board of directors

Vice-presidents directors

Laércio Albino Cezar

Banco Alvorada S.A.

06.09.2003 – Executive vice-president

04.12.2004 – Director (CVM registration canceled 10.28.2003)

Banco Bradesco BBI S.A.

02.13.2004 – Administrative and Technology director

04.08.2004 – Director

05.31.2006 – Executive vice-president (CVM registration canceled 08.06.2004)

Bradesplan Participações S.A.

03.20.98 to 04.28.2000 – Director

Zogbi Leasing S.A. Arrendamento Mercantil

04.30.2004 to 04.24.2006 – Executive vice-president (CVM registration canceled 12.23.2004)

Banco Baneb S.A. (dissolution 12.30.2004)

07.22.99 – Executive vice-president

04.26.2002 to 12.30.2004 – Director (CVM registration canceled 12.01.2000)

Banco BEA S.A. (dissolution 04.25.2003)

01.29.2002 – Director Fund Management

04.22.2002 to 04.25.2003 – Director (CVM registration canceled 01.30.2003)

Banco BEC S.A. (dissolution 11.30.2006)

01.03.2006 to 04.25.2006 – Member of the board of directors

01.03.2006 – Administrative and Technology director

04.25.2006 to 11.30.2006 – Director (CVM registration canceled 05.31.2006)

Banco Bradesco de Investimento S.A. (dissolution 11.04.1992)

03.30.92 to 11.04.92 – Director (CVM registration canceled 11.26.1992)

Banco Mercantil de São Paulo S.A. (dissolution 11.30.2006)

01.31.2003 – Executive vice-president

03.10.2004 to 11.30.2006 – Director (CVM registration canceled 09.30.2003)

Boavista S.A. Arrendamento Mercantil (dissolution 12.31.2003)

11.17.2000 to 04.30.2003 – Member of the board of directors (CVM registration canceled 11.12.2003)

Scopus Tecnologia S.A.

04.30.92 to 02.16.94 – Member of the board of directors

04.30.99 to 04.28.2000 – Member of the board of directors

04.29.2002 to 04.28.2004 – Member of the board of directors (CVM registration canceled 08.12.1992)

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12.12 – Other material information

Arnaldo Alves Vieira

Banco Alvorada S.A.

06.09.2003 – Executive vice-president

from 04.12.2004 – Director (CVM registration canceled 10.28.2003)

Banco Bradesco BBI S.A.

02.13.2004 – Director of Commercial, Credit and Management

04.08.2004 – Director

from 05.31.2006 – Executive vice-president (CVM registration canceled 08.06.2004)

Bradesplan Participações S.A.

04.30.99 to 04.28.2000 – Director

Zogbi Leasing S.A. Arrendamento Mercantil

04.30.2004 to 04.24.2006 – Executive vice-president (CVM registration canceled 12.23.2004)

Banco Baneb S.A. (dissolution 12.30.2004)

07.22.99 – Executive vice-president

04.26.2002 to 12.30.2004 – Director (CVM registration canceled 12.01.2000)

Banco BEA S.A. (dissolution 04.25.2003)

01.29.2002 – Director Commercial, Credit and Risk Management

04.22.2002 to 04.25.2003 – Director (CVM registration canceled 01.30.2003)

Banco BEC S.A. (dissolution 11.30.2006)

01.03.2006 – Director of Commercial, Credit and Risk Management

04.25.2006 to 11.30.2006 – Director (CVM registration canceled 05.31.2006)

Banco Mercantil de São Paulo S.A. (dissolution 11.28.2006)

01.31.2003 – Executive vice-president

03.10.2004 to 11.30.2006 – Director (CVM registration canceled 09.30.2003)

Boavista S.A. Arrendamento Mercantil (dissolution 12.31.2003)

11.17.2000 to 04.30.2003 – Member of the board of directors (CVM registration canceled 11.12.2003)

Sérgio Socha

Banco Alvorada S.A.

06.09.2003 – Executive vice-president

from 04.12.2004 – Director (CVM registration canceled 10.28.2003)

Banco Bradesco BBI S.A.

04.08.2004 – Director

05.31.2006 – Executive vice-president (CVM registration canceled 08.06.2004)

Zogbi Leasing S.A. Arrendamento Mercantil

04.30.2004 to 04.24.2006 – Executive vice-president (CVM registration canceled 12.23.2004)

Banco Baneb S.A. (dissolution 12.30.2004)

07.22.99 – Executive vice-president

04.26.2002 to 12.30.2004 – Director (CVM registration canceled 12.01.2000)

PAGE 427 /623

12.12 – Other material information

Banco BCN S.A. (dissolution 03.12.2004)

12.15.97 – Director

11.11.98 to 07.08.99 – Executive vice-president (CVM registration canceled 07.28.1998)

Banco BEA S.A. (dissolution 04.25.2003)

04.22.2002 to 04.25.2003 – Director (CVM registration canceled 01.30.2003)

Banco BEC S.A. (dissolution 11.30.2006)

04.25.2006 to 11.30.2006 – Director (CVM registration canceled 05.31.2006)

Banco Mercantil de São Paulo S.A. (dissolution 11.30.2006)

01.31.2003 – Executive vice-president

03.10.2004 to 11.30.2006 – Director (CVM registration canceled 09.30.2003)

Boavista S.A. Arrendamento Mercantil (dissolution 12.31.2003)

11.17.2000 to 04.30.2003 – Member of the board of directors (CVM registration canceled 11.12.2003)

Financiadora BCN S.A. – Crédito, Financiamento e Investimentos (dissolution 04.30.98)

01.23.98 to 04.30.98 – Director

Julio de Siqueira Carvalho de Araujo

Banco Alvorada S.A.

06.09.2003 – Executive vice-president

from 04.12.2004 – Director (CVM registration canceled 10.28.2003)

Banco Bradesco BBI S.A.

02.13.2004 – Director Finance and Control

04.08.2004 – Director

from 05.31.2006 – Executive vice-president (CVM registration canceled 08.06.2004)

Zogbi Leasing S.A. Arrendamento Mercantil

04.30.2004 to 04.24.2006 – Executive vice-president (CVM registration canceled 12.23.2004)

Banco BCN S.A. (dissolution 03.12.2004)

10.11.89 – Director

05.12.95 to 08.02.2000 – Executive vice-president (CVM registration canceled 07.28.1998)

Banco BEA S.A. (dissolution 04.25.2003)

04.22.2002 to 04.25.2003 – Director (CVM registration canceled 01.30.2003)

Banco BEC S.A. (dissolution 11.30.2006)

01.03.2006 – Director Finance and Control

04.25.2006 to 11.30.2006 – Director (CVM registration canceled 05.31.2006)

Banco Mercantil de São Paulo S.A. (dissolution 11.30.2006)

01.31.2003 – Executive vice-president

03.10.2004 to 11.30.2006 – Director (CVM registration canceled 09.30.2003)

Boavista S.A. Arrendamento Mercantil (dissolution 12.31.2003)

11.17.2000 to 04.30.2003 – Member of the board of directors (CVM registration canceled 11.12.2003)

Financiadora BCN S.A. – Crédito, Financiamento e Investimentos (dissolution 04.30.98)

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12.12 – Other material information

01.23.98 to 04.30.98 – Director

Norberto Pinto Barbedo

Banco Alvorada S.A.

06.09.2003 – Executive vice-president

from 04.12.2004 – Director (CVM registration canceled 10.28.2003)

Banco Bradesco BBI S.A.

04.08.2004 – Director

05.31.2006 – Executive vice-president (CVM registration canceled 08.06.2004)

CIBRASEC – Companhia Brasileira de Securitização

04.19.2007 – Vice-chairman of the board of directors

from 10.18.2007 – Chairman of the board of directors

Zogbi Leasing S.A. Arrendamento Mercantil

02.16.2004 – Director

04.30.2004 to 04.24.2006 – Executive vice-president (CVM registration canceled 12.23.2004)

Banco BCN S.A. (dissolution 03.12.2004)

10.01.86 – Assistant director

10.11.89 – Director

12.15.97 to 03.12.2004 – Executive vice-president (CVM registration canceled 07.28.1998)

Banco BEC S.A. (dissolution 11.30.2006)

04.25.2006 to 11.30.2006 – Director (CVM registration canceled 05.31.2006)

Banco Mercantil de São Paulo S.A. (dissolution 11.30.2006)

03.31.2003 – Executive vice-president

03.10.2004 to 11.30.2006 – Director (CVM registration canceled 09.30.2003)

Bancocidade – Leasing Arrendamento Mercantil S.A. (dissolution 07.30.2004)

06.10.2002 – CEO

04.29.2004 to 07.30.2004 – Director (CVM registration canceled 11.18.2003)

Boavista S.A. Arrendamento Mercantil (dissolution 12.31.2003)

11.17.2000 to 12.31.2003 – Executive vice-president (CVM registration canceled 11.12.2003)

Financiadora BCN S.A. – Crédito, Financiamento e Investimentos (dissolution 04.30.98)

01.23.98 to 04.30.98 – Director

Domingos Figueiredo de Abreu

Banco BCN S.A. (dissolution 03.12.2004)

12.15.97 to 06.29.2001 – Director (CVM registration canceled 07.28.1998)

Banco Mercantil de São Paulo S.A. (dissolution 11.30.2006)

01.31.2003 to 03.10.2004 – Director (CVM registration canceled 09.30.2003)

Boavista S.A. Arrendamento Mercantil (dissolution 12.31.2003)

11.17.2000 to 12.03.2001 – Director (CVM registration canceled 11.12.2003)

Companhia Paulista de Força e Luz – CPFL

12.10.97 to 04.26.2000 – Full member of supervisory council

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12.12 – Other material information

Companhia Siderúrgica Nacional – CSN

04.29.99 to 04.27.2000 – Full member of supervisory council

CPM Braxis S.A.

06.02.98 to 05.03.99 – Member of the technical board

10.05.2001 to 03.20.2007 – Alternate member of the board of directors

Financiadora BCN S.A. – Crédito, Financiamento e Investimentos (dissolution 04.30.1998)

01.23.98 to 04.30.98 – Director (CVM registration canceled 05.25.1998)

3)  Educational level of officers

Board of directors

Lázaro de Mello Brandão

Mr. de Mello Brandão studied Economics and Business Administration.

Antônio Bornia

Mr. Bornia concluded secondary education.

Mário da Silveira Teixeira Júnior

Mr. da Silveira Teixeira earned degrees in Civil Engineering and Business Administration from Universidade Presbiteriana Mackenzie.

Márcio Artur Laurelli Cypriano

Mr. Laurelli Cypriano earned a Law degree from Universidade Presbiteriana Mackenzie.

João Aguiar Alvarez

Mr. Aguiar Alvarez earned a degree in Agronomy from Faculdade de Agronomia e Zootecnia Manuel Carlos Gonçalves in Espírito Santo do Pinhal, SP.

Denise Aguiar Alvarez

Ms. Aguiar Alvarez took a degree in Education at PUC – Pontifícia Universidade Católica de São Paulo, and earned a master's in Education from New York University.

Luiz Carlos Trabuco Cappi

Mr. Trabuco Cappi earned a degree from Faculdade de Filosofia, Ciências e Letras de São Paulo, and a “lato sensu” postgraduate diploma in Socio-psychology: Social Formation of Consciousness from the Postgraduate Social Sciences School at Fundação Escola de Sociologia e Política de São Paulo.

Carlos Alberto Rodrigues Guilherme

Mr. Rodrigues Guilherme holds a Law degree from Fundação Pinhalense de Ensino.

Ricardo Espírito Santo Silva Salgado

Mr. Espírito Santo Silva Salgado holds an Economics degree from the Higher Institute of Economic and Financial Sciences at Universidade Técnica de Lisboa, Portugal.

Executive vice-presidents

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12.12 – Other material information

Laércio Albino Cezar

Mr. Albino Cezar has a specialist qualification in Accounting.

Arnaldo Alves Vieira

Mr. Alves Vieira took a Law degree at Faculdades Integradas Guarulhos and a Business Administration degree at Universidade Presbiteriana Mackenzie.

Sérgio Socha

Mr. Socha has a specialist qualification in Accounting.

Julio de Siqueira Carvalho de Araujo

Mr. de Siqueira Carvalho de Araujo concluded secondary education.

Norberto Pinto Barbedo

Mr. Norberto Pinto Barbedo has a degree in Accounting from Faculdade de Ciências Contábeis Tibiriçá.

Domingos Figueiredo de Abreu

Mr. Figueiredo de Abreu earned degrees in Economics and Accounting from the School of Economics, Universidade de Mogi das Cruzes and from Faculdade de Ciências Econômicas e Administrativas de Osasco (FEAO). He also holds a postgraduate specialist qualification in Financial Administration from Fundação Getúlio Vargas and an MBA in Finance from Instituto Brasileiro de Mercado de Capitais (IBMEC).

Managing directors

José Alcides Munhoz

Mr. Munhoz concluded secondary education.

Milton Matsumoto

Mr. Matsumoto holds a degree in Business Administration from Centro Universitário FIEO de Osasco (UNIFIEO).

Odair Afonso Rebelato

Mr. Rebelato Socha has a specialist qualification in Accounting.

Aurélio Conrado Boni

Mr. Conrado Boni holds a specialist qualification in Business Administration.

Ademir Cossielo

Mr. Cossiello earned a degree in Economics at Faculdades Padre Anchieta.

Sérgio Alexandre Figueiredo Clemente

Mr. Sérgio Alexandre Figueiredo Clemente has a degree in Mechanical Engineering from Pontifícia Universidade Católica de Minas Gerais (PUC), an MBA in Finance from Instituto Brasileiro de Mercado de Capitais (IBMEC) and a specialization diploma in Finance from the Executive Management Development program run by Sociedade de Desenvolvimento Empresarial. He is currently taking the Advanced Management program at Fundação Dom Cabral and INSEAD.

Candido Leonelli

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12.12 – Other material information

Mr. Leonelli graduated in Electronic Engineering from Escola de Engenharia Mauá and took postgraduate degrees in Financial Management at FEA/USP, Macro Economics at FGV/SP, and the Advanced Management Program on Harvard Business School's International Senior Management Program.

Maurício Machado de Minas

Mr. Machado de Minas graduated in Electrical Engineering from the Polytechnic School, Universidade de São Paulo (USP).

Departmental directors

Adineu Santesso

Mr. Santesso concluded secondary education.

Airton Celso Exel Andreolli

Mr. Airton Celso Exel Andreolli holds a Business Administration degree from UNIFIEO – Centro Universitário FIEO de Osasco.

Alexandre da Silva Glüher

Mr. da Silva Glüher earned degrees in Accounting from Universidade Federal do Rio Grande do Sul and in Business Administration from Universidade Luterana do Brasil (ULBRA).

Alfredo Antônio Lima de Menezes

Mr. Lima de Menezes has a degree in Business Administration from Faculdades Integradas Tibiriçá (FATI).

Altair Antônio de Souza

Mr. de Souza graduated in Law from Universidade Bandeirante de São Paulo (UNIBAN).

Amilton Nieto

Mr. Nieto earned a degree in Electronic Technology from Universidade Presbiteriana Mackenzie, and an MBA – Controller from Universidade de São Paulo.

André Bernardino da Cruz Filho

Mr. da Cruz Filho holds a degree in Business Administration from Universidade Paulista (UNIP), and a "lato sensu" postgraduate diploma in International Relations from Fundação Armando Álvares Penteado (FAAP).

André Marcelo da Silva Prado

Mr. da Silva Prado has a Production Engineering degree from Universidade Federal do Rio de Janeiro and an MBA in Finance from IBMEC/RJ.

André Rodrigues Cano

Mr. Rodrigues Cano has a degree in Business Administration from Faculdades Metropolitanas Unidas (FMU), and an MBA in Controllership and Finance from FEA/FICAP – Universidade de São Paulo.

Antonio de Jesus Mendes

Mr. de Jesus Mendes graduated in Accounting and has a master’s in Accounting (Credits) from the School of Economics at FEA/USP, and an MBA in Controllership from Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (FIPECAFI), USP.

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12.12 – Other material information

Antonio José da Barbara

Mr. da Barbara graduated in Business Administration from UNIBERO – Centro Universitário Ibero-Americano, and has a postgraduate degree in Financial Management from Fundação Escola de Comércio Álvares Penteado (FECAP).

Arnaldo Nissental

Mr. Nissental graduated in Civil Engineering from Universidade Gama Filho, and has an Executive MBA from FEA/USP and an MBA in Marketing from Madia Marketing School.

Aurélio Guido Pagani

Mr. Pagani has a degree in Business Administration from Universidade São Francisco, and an MBA in Corporate Financial Management and Strategies from Fundação Getúlio Vargas.

Cassiano Ricardo Scarpelli

Mr. Scarpelli graduated in Economics from Faculdade de Ciências Econômicas e Administrativas de Osasco.

Clayton Camacho

Mr. Camacho graduated in Law at Universidade Braz Cubas, earned a master's in Labor Law, and specialization diploma in Business Administration from Pontifícia Universidade Católica (PUC/SP), and a postgraduate degree in Corporate Finance at Fundação Getúlio Vargas.

Denise Pauli Pavarina

Ms. Pauli Pavarina graduated in Economics at Faculdade Armando Álvares Penteado (FAAP) and in Law at Universidade Paulista (UNIP). She holds an Executive MBA in Finance from Instituto Brasileiro de Mercado de Capitais (IBMEC).

Douglas Tevis Francisco

Mr. Tevis Francisco graduated in Technology.

Fernando Roncolato Pinho

Mr. Roncolato Pinho graduated in Business Administration from UNIFIEO – Centro Universitário FIEO, with specialization diplomas in Organization and Methods and Systems Analysis from Fundação Armando Alvares Penteado (FAAP), and an MBA in Financial Management from Fundação Getúlio Vargas (FGV).

Jair Delgado Scalco

Mr. Delgado Scalco has degrees in Business Administration from UNIFIEO – Centro Universitário FIEO and in Accounting from Faculdades Reunidas Princesa Isabel.

Jean Philippe Leroy

Mr. Leroy has a degree in Business Administration from Pontifícia Universidade Católica do Rio de Janeiro.

João Albino Winkelmann

Mr. Winkelmann concluded secondary education.

José Luiz Rodrigues Bueno

Mr. Rodrigues Bueno concluded elementary education.

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José Maria Soares Nunes

Mr. Soares Nunes has a degree in Accounting from Universidade São Francisco and an MBA in Finance from Instituto Brasileiro de Mercado de Capitais (IBMEC).

Josué Augusto Pancini

Mr. Pancini graduated in Mathematics from Centro Universitário da Fundação de Ensino Octávio Bastos, and earned a postgraduate degree in Business Economics – Finance from Pontifícia Universidade Católica de Campinas, SP (PUC).

Júlio Alves Marques

Mr. Alves Marques has a degree in Business Administration from FAAP – Fundação Armando Alvares Penteado, an MBA in Banking Management from the Business Administration School at Fundação Getúlio Vargas (EAESP/FGV).

Mr. Alves Marques holds the position of ombudsman at Banco Bradesco S.A.

Laércio Carlos de Araújo Filho

Mr. de Araújo Filho holds a degree in Economics from Universidade Santana.

Lúcio Rideki Takahama

Mr. Rideki Takahama graduated in Civil Engineering from Universidade Estadual Paulista (UNESP), and earned a postgraduate degree in Business Administration from Fundação Escola de Comércio Álvares Penteado (FECAP), and an MBA in Finance from IBMEC/SP.

Luiz Alves dos Santos

Mr. Alves dos Santos has a degree in Economics and Accounting from Faculdades Integradas de Marília.

Luiz Carlos Angelotti

Mr. Angelotti has degrees in Accounting and Actuarial Sciences from the School of Economics and Business Administration, Universidade de São Paulo, and in Law from UNIFIEO – Centro Universitário FIEO de Osasco, and an MBA in Finance from Instituto Brasileiro de Mercado de Capitais (IBMEC).

Luiz Carlos Brandão Cavalcanti Júnior

Mr. Brandão Cavalcanti Júnior has a degree in Economics with extension in Statistics from Faculdade Católica de Ciências Econômicas da Bahia, and an MBA in Advanced Management from Amana Key and FGV.

Luiz Fernando Peres

Mr. Peres holds a degree in Economics from Faculdade de Ciências Econômicas e Administrativas de Osasco (FAC-FITO).

Marcelo de Araújo Noronha

Mr. de Araújo Noronha graduated in Business Administration from UFPE – Universidade Federal de Pernambuco, and earned a specialization diploma in Finance from Instituto Brasileiro de Mercado de Capitais (IBMEC), and took the Advanced Management Program at Instituto de Estudios Empresariales (IESE), Universidad de Navarra, Barcelona.

Marcos Bader

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12.12 – Other material information

Mr. Bader has a degree in Civil Engineering and doctorate in Production Engineering from the Polytechnic School at Universidade de São Paulo (USP); a degree in Business Administration, Economics, Accounting and Actuarial Sciences from the School of Economics, Management and Accounting – USP; and a master's in Administration from the School of Economics, Management and Accounting, USP; and a doctorate in Psychology from USP. He is a professor at the School of Economics, Management and Accounting, USP, and guest professor with the MBA program at Fundação Instituto de Administração (FIA) and with the Continuing Education Program (GVpec) at Fundação Getúlio Vargas. Formerly adjunct professor for eight years at Universidade Mackenzie.

Marcos Daré

Mr. Daré graduated in Accounting at Faculdades Associadas Ipiranga (FAI).

Mario Helio de Souza Ramos

Mr. de Souza Ramos studied Law at UNIFIEO – Centro Universitário FIEO and Journalism – Media Studies at Fundação Armando Álvares Penteado (FAAP). He earned a postgraduate degree in Management from Faculdade de Administração IPH.

Marlene Moran Millan

Ms. Moran Millan graduated in Social Sciences from Faculdade de Filosofia Nossa Senhora Medianeira, and earned MBAs in Financial and Marketing Strategies from FIA/USP, and in Finance from IBMEC/SP.

Moacir Nachbar Junior

Mr. Nachbar Junior graduated in Accounting, and earned a postgraduate degree in Financial Management from Faculdade Campos Salles, an MBA – Controller from Universidade de São Paulo.

Nilton Pelegrino Nogueira

Mr. Pelegrino Nogueira earned a degree in Business Administration from Universidade Presbiteriana Mackenzie, SP.

Nobuo Yamazaki

Mr. Nobuo Yamazaki graduated in Economics from Waseda University in Tokyo, Japan.

Octávio de Lazari Júnior

Mr. de Lazari Júnior graduated in Economics from Faculdade de Ciências Econômicas e Administrativas de Osasco, and earned an MBA in Marketing and Financial Strategies from the School of Economics, Business Administration and Accounting at Universidade de São Paulo (FEA/USP).

Octavio Manoel Rodrigues de Barros

Mr. Rodrigues de Barros has a degree in Economics from Universidade Federal do Rio de Janeiro with master’s and doctorate degrees from other countries.

Paulo Aparecido dos Santos

Mr. dos Santos has a degree in Business Administration from Universidade Anhembi Morumbi, and a postgraduate degree in Materials Management and Services from Universidade São Judas Tadeu, an MBA from the School of Business Administration at Fundação Armando Alvares Penteado (FAAP), and took an international module at the University of New Mexico – USA, and the Advanced Management program at Amana-Key.

Paulo Faustino da Costa

PAGE 435 /623

12.12 – Other material information

Mr. da Costa has degrees in Business Administration from Faculdades Integradas Nove de Julho and in Law from Universidade Bandeirante de São Paulo (UNIBAN).

Roberto Sobral Hollander

Mr. Sobral Hollander holds a degree in Business Administration from Fundação Getúlio Vargas.

Walkiria Schirrmeister Marquetti

Ms. Schirrmeister Marquetti graduated in Mathematics from Faculdade de Ciências e Letras Teresa Martin, earned a specialization diploma in Systems Analysis from Instituto Mackenzie, and an MBA in Banking from Fundação Instituto de Administração (FIA).

Directors

Antonio Carlos Melhado

Mr. Melhado a degree in Business Administration from Faculdades Metropolitanas Unidas (FMU).

Antonio Chinellato Neto

Mr. Chinellato Neto has a degree in Business Administration from Escola Superior de Administração de Negócios de São Paulo, and an MBA in Foreign Trade and International Operations from the Institute of Economic Research (FIPE) at USP.

Cláudio Borges Cassemiro

Mr. Borges Cassemiro graduated in Law from Centro Universitário das Faculdades Metropolitanas Unidas (FMU), and earned a “lato sensu” MBA in Business Management from the Institute of Administration at USP (FIA – FEA/USP).

Cláudio Fernando Manzato

Mr. Manzato holds an Accounting degree from Faculdades Integradas de Fátima do Sul (FIFASUL).

Edilson Wiggers

Mr. Wiggers concluded secondary education.

José Ramos Rocha Neto

Mr. Rocha Neto holds a degree in Economics from UFPE – Universidade Federal de Pernambuco, a postgraduate diploma "lato sensu" in Business Administration from CEAG – Fundação Getúlio Vargas (FGV – EAESP).

Marcos Aparecido Galende

Mr. Aparecido Galende earned a degree in Economics and Accounting from Faculdade de Ciências Econômicas e Administrativas de Osasco (FAC – FITO), an Executive MBA in Finance from Instituto Brasileiro de Mercado de Capitais (IBMEC), and an MBA – Controller from the Accounting, Actuarial and Financial Research Institute at USP (FIPECAFI – FEA-USP).

Osmar Roncolato Pinho

Mr. Roncolato Pinho holds a specialist diploma in Accounting. He graduated in Law from UNIFIEO – Centro Universitário FIEO.

Renan Mascarenhas Carmo

PAGE 436 /623

12.12 – Other material information

Mr. Mascarenhas Carmo graduated in Economics from Faculdade Católica de Ciências Econômicas da Bahia (FACCEBA), and Law from Universidade Católica do Salvador (UCSAL), and has a postgraduate degree in Public Sector Economics from Instituto Nacional de Administración Pública (INAP) in Madrid, and a master’s in Management, Marketing and International Trade from Universidad de Extremadura, in Spain.

Regional directors

Alex Silva Braga

Mr. Silva Braga holds a degree in Marketing from Universidade UNINTER.

Almir Rocha

Mr. Rocha graduated in Economics from Centro Universitário das Faculdades Metropolitanas Unidas, and earned an MBA in Banking Business from Fundação Getúlio Vargas (FGV – EAESP)

Antonio Gualberto Diniz

Mr. Diniz holds a degree in Business Administration from Faculdades Integradas “Senador Fláquer”, and earned a specialization diploma in Financial and Marketing Strategies MBA-BRADESCO from Fundação Instituto de Administração (FEA/USP).

Antonio Piovesan

Mr. Piovesan holds a degree in Technology in Marketing – Marketing and Sales Management from Universidade Anhembi Morumbi.

Delvair Fidencio de Lima

Mr. de Lima took an Accounting degree at Faculdade de Administração e Ciências Contábeis Luzwell, and an MBA in Banking Business at Fundação Getúlio Vargas (FGV – EAESP).

Diaulas Morize Vieira Marcondes Junior

Mr. Morize Vieira Marcondes Junior graduated in Mechanical Engineering from Instituto Mauá de Tecnologia – Escola de Engenharia Mauá, and holds an Executive MBA in Finance – major in Finance from IBMEC São Paulo, and an MBA in Banking Business from Fundação Getúlio Vargas (EAESP – FGV).

Francisco Aquilino Pontes Gadelha

Mr. Pontes Gadelha graduated in Business Administration from UNICE – Higher Education.

Francisco Assis da Silveira Junior

Mr. da Silveira Junior has a degree in Business Administration from Faculdade AIEC – Associação Internacional de Educação Continuada.

Geraldo Dias Pachecho

Mr. Dias Pacheco holds a degree in Business Administration from Centro Universitário do Maranhão (UNICEUMA), and an Executive MBA in Business Administration, concentration Banking, from Fundação Getúlio Vargas.

João Alexandre Silva

Mr. Silva has a degree in Technology in Financial Management from FATEC Internacional – Faculdade de Tecnologia Internacional.

PAGE 437 /623

12.12 – Other material information

João Carlos Gomes da Silva

Mr. Gomes da Silva has a degree in Accounting from Faculdade de Administração e Economia (FAE), and an MBA in Business Management and an Executive MBA in Business Administration – concentration Banking, from Fundação Getúlio Vargas.

José Sergio Bordin

Mr. Bordin holds a degree in Accounting from Faculdade de Ciências Contábeis e Atuariais da Alta Noroeste, and an MBA in Banking Business from Fundação Getúlio Vargas (FGV – EAESP).

Mauricio Gomes Maciel

Mr. Gomes Maciel holds a degree in Economics from Universidade Municipal de São Caetano do Sul, and a postgraduate diploma "lato sensu" in Business Administration, concentration Finance, from Fundação Escola de Comércio Álvares Penteado, and an MBA in Banking Business from Fundação Getúlio Vargas (FGV – EAESP).

Volnei Wulff

Mr. Wulff holds a degree in Technology in Management Processes from FATEC Internacional – Faculdade de Tecnologia Internacional, and an Executive MBA in Business Administration, concentration Banking, from Fundação Getúlio Vargas.

Wilson Reginaldo Martins

Mr. Martins holds a degree in Business Administration from Centro Universitário de Santo André, and has an MBA in Banking Business from Fundação Getúlio Vargas (FGV – EAESP).

Supervisory council

Nelson Lopes de Oliveira (full member)

Mr. Lopes de Oliveira concluded secondary education.

Domingos Aparecido Maia (full member)

Mr. Maia graduated in Accounting from Faculdades Integradas Campos Salles, and holds an MBA in Finance from Instituto Brasileiro de Mercado de Capitais (IBMEC).

Ricardo Abecassis Espírito Santo Silva (full member)

Mr. Espírito Santo Silva graduated in Economics from City University in London, UK.

João Batistela Biazon (alternate member)

Mr. Batistela Biazon concluded secondary education.

Jorge Tadeu Pinto de Figueiredo (alternate member)

Mr. Pinto de Figueiredo graduated in Business Administration and Law from Centro Universitário FIEO – UNIFIEO.

Renaud Roberto Teixeira (alternate member)

Mr. Teixeira concluded secondary education.

PAGE 438 /623

12.12 – Other material information

4)  The following information supplements the information provided in Item 12.7 of this Reference Form in relation to members of Banco Bradesco's non-statutory committees.

Executive Committee – Corporate Governance

Name	Age	Profession	Taxpayer No. (CPF)	Position	Date of election*	Date took office*	Mandate	Other positions and duties with Bradesco
Domingos Figueiredo de Abreu	51	Banking	942.909.898/53	Coordinator	None	None	Indefinite	Executive Vice-president
Milton Matsumoto	65	Banking	081.225.550/04	Member	None	None	Indefinite	Executive Managing Director
Antonio José da Barbara	41	Banking	083.858.728/33	Member	None	None	Indefinite	Departmental Director
José Maria Soares Nunes	52	Banking	001.666.878/20	Member	None	None	Indefinite	Departmental Director
Paulo Faustino da Costa	45	Banking	055.681.898/97	Member	None	None	Indefinite	Departmental Director
Roberto Sobral Hollander	59	Banking	301.257.408/59	Member	None	None	Indefinite	Departmental Director

Executive Committee – Market and Liquidity Risk Management

Name	Age	Profession	Taxpayer No. (CPF)	Position	Date of election	Date took office	Mandate	Other positions and duties with Bradesco
Domingos Figueiredo de Abreu	51	Banking	942.909.898/53	Member	None	None	Indefinite	Executive Vice-president
Milton Matsumoto	65	Banking	081.225.550/04	Coordinator	None	None	Indefinite	Executive Managing Director
Alfredo Antônio Lima de Menezes	48	Banking	037.958.008/03	Member	None	None	Indefinite	Departmental Director
André Bernardino da Cruz Filho	51	Banking	192.221.224/53	Member	None	None	Indefinite	Departmental Director
Marlene Moran Millan	46	Banking	076.656.518/10	Member	None	None	Indefinite	Departmental Director
Moacir Nachbar Junior	45	Banking	062.947.708/66	Member	None	None	Indefinite	Departmental Director
Roberto Sobral Hollander	59	Banking	301.257.408/59	Member	None	None	Indefinite	Departmental Director
Samuel Monteiro dos Santos Júnior	64	Insurance	032.621.977/34	Member	None	None	Indefinite	Executive Vice-president of Bradesco Seguros and Bradesco Vida e Previdência

PAGE 439 /623

12.12 – Other material information

Executive Committee – Credit Risk Management

Name	Age	Profession	Taxpayer No. (CPF)	Position	Date of election	Date took office	Mandate	Other positions and duties with Bradesco
Sérgio Socha	64	Banking	133.186.409/72	Member	None	None	Indefinite	Executive Vice-president
Domingos Figueiredo de Abreu	51	Banking	942.909.898/53	Member	None	None	Indefinite	Executive Vice-president
Milton Matsumoto	65	Banking	081.225.550/04	Coordinator	None	None	Indefinite	Managing Director
Adineu Santesso	57	Banking	401.747.518/34	Member	None	None	Indefinite	Departmental Director
Alexandre da Silva Glüher	49	Banking	282.548.640/04	Member	None	None	Indefinite	Departmental Director
André Marcelo da Silva Prado	48	Banking	797.052.867/87	Member	None	None	Indefinite	Departmental Director
Josué Augusto Pancini	50	Banking	966.136.968/20	Member	None	None	Indefinite	Departmental Director
Luiz Fernando Peres	59	Banking	411.482.078/72	Member	None	None	Indefinite	Departmental Director
Marcelo de Araujo Noronha	44	Banking	360.668.504/15	Member	None	None	Indefinite	Departmental Director
Roberto Sobral Hollander	59	Banking	301.257.408/59	Member	None	None	Indefinite	Departmental Director
Marcos Suryan Neto	49	Banking	014.196.728/51	Member	None	None	Indefinite	No
Mauro Roberto Vasconcellos Gouvêa	51	Banking	010.721.218/83	Member	None	None	Indefinite	Departmental Director

Executive Committee – Operational Risk Management

Name	Age	Profession	Taxpayer No. (CPF)	Position	Date of election	Date took office	Mandate	Other positions and duties with Bradesco
Arnaldo Alves Vieira	62	Banking	055.302.378/00	Member	None	None	Indefinite	Executive Vice-president
Domingos Figueiredo de Abreu	51	Banking	942.909.898/53	Member	None	None	Indefinite	Executive Vice-president
Milton Matsumoto	65	Banking	081.225.550/04	Coordinator	None	None	Indefinite	Executive Managing Director
Odair Afonso Rebelato	64	Banking	120.119.838/00	Member	None	None	Indefinite	Executive Managing Director
Aurélio Conrado Boni	58	Banking	191.617.008/00	Member	None	None	Indefinite	Executive Managing Director
Candido Leonelli	63	Banking	375.739.268/04	Member	None	None	Indefinite	Executive Managing Director
Maurício Machado de Minas	50	Banking	044.470.098/62	Member	None	None	Indefinite	Executive Managing Director
Roberto Sobral Hollander	59	Banking	301.257.408/59	Member	None	None	Indefinite	Departmental Director
Hélio Biagi	49	Banking	032.368.408/46	Member	None	None	Indefinite	No
Marcos Suryan Neto	49	Insurance	014.196.728/51	Member	None	None	Indefinite	No

PAGE 440 /623

12.12 – Other material information

Executive Committee – Prevention and Combat of Money Laundering and Financing for Terrorism

Name	Age	Profession	Taxpayer No. (CPF)	Position	Date of election	Date took office	Mandate	Other positions and duties with Bradesco
Milton Matsumoto	65	Banking	081.225.550/04	Coordinator	None	None	Indefinite	Executive Managing Director
Alexandre da Silva Glüher	49	Banking	282.548.640/04	Member	None	None	Indefinite	Departmental Director
Clayton Camacho	48	Banking	049.313.418/29	Member	None	None	Indefinite	Departmental Director
Marlene Moran Millan	46	Banking	076.656.518/10	Member	None	None	Indefinite	Departmental Director
Moacir Nachbar Junior	45	Banking	062.947.708/66	Member	None	None	Indefinite	Departmental Director
Frederico Willian Wolf	53	Banking	882.992.108/44	Member	None	None	Indefinite	Executive Superintendent
Marcos Suryan Neto	49	Insurance	014.196.728/51	Member	None	None	Indefinite	No

Executive Committee – Brazilian Payments System (SPB)

Name	Age	Profession	Taxpayer No. (CPF)	Position	Date of election	Date took office	Mandate	Other positions and duties with Bradesco
Milton Matsumoto	64	Banking	081.225.550/04	Member	None	None	Indefinite	Executive Managing Director
Aurélio Conrado Boni	58	Banking	191.617.008/00	Coordinator	None	None	Indefinite	Executive Managing Director
Maurício Machado Minas	50	Banking	044.470.098/62	Member	None	None	Indefinite	Executive Managing Director
Airton Celso Exel Andreolli	61	Banking	053.336.958/49	Member	None	None	Indefinite	Departmental Director
Alexandre da Silva Glüher	49	Banking	282.548.640/04	Member	None	None	Indefinite	Departmental Director
André Bernardino da Cruz Filho	50	Banking	192.221.224/53	Member	None	None	Indefinite	Departmental Director
André Rodrigues Cano	51	Banking	005.908.058/27	Member	None	None	Indefinite	Departmental Director
Fernando Roncolato Pinho	55	Banking	562.941.588/34	Member	None	None	Indefinite	Departmental Director
Luiz Alvez dos Santos	58	Banking	387.923.898/72	Member	None	None	Indefinite	Departmental Director
Moacir Nachbar Junior	44	Banking	062.947.708/66	Member	None	None	Indefinite	Departmental Director
Roberto Sobral Hollander	58	Banking	301.257.408/59	Member	None	None	Indefinite	Departmental Director
Edilson Wiggers	42	Banking	641.036.099/15	Member	None	None	Indefinite	Director
Antonio Carlos Melhado	51	Banking	851.955.538/15	Member	None	None	Indefinite	Director
Frederico Willian Wolf	53	Banking	882.992.108/44	Member	None	None	Indefinite	Executive Superintendent
Iezio Ribeiro Sousa	59	Banking	584.287.558/68	Member	None	None	Indefinite	Executive Superintendent

PAGE 441 /623

12.12 – Other material information

Executive Committee – Basel II Application

Name	Age	Profession	Taxpayer No. (CPF)	Position	Date of election	Date took office	Mandate	Other positions and duties with Bradesco
Luiz Carlos Trabuco Cappi	58	Banking	250.319.028/68	Coordinator	None	None	Indefinite	CEO
Laércio Albino Cezar	63	Banking	064.172.724/00	Member	None	None	Indefinite	Executive Vice-president
Arnaldo Alves Vieira	62	Banking	055.302.378/00	Member	None	None	Indefinite	Executive Vice-president
Sérgio Socha	64	Banking	133.186.409/72	Member	None	None	Indefinite	Executive Vice-president
Julio de Siqueira Carvalho de Araujo	55	Banking	425.327.017/49	Member	None	None	Indefinite	Executive Vice-president
Domingos Figueiredo de Abreu	51	Banking	942.909.898/53	Member	None	None	Indefinite	Executive Vice-president
José Alcides Munhoz	61	Banking	064.350.330/72	Member	None	None	Indefinite	Executive Managing Director
Milton Matsumoto	65	Banking	081.225.550/04	Member	None	None	Indefinite	Executive Managing Director
Aurélio Conrado Boni	58	Banking	191.617.008/00	Member	None	None	Indefinite	Executive Managing Director
Maurício Machado Minas	50	Banking	044.470.098/62	Member	None	None	Indefinite	Executive Managing Director
Alexandre da Silva Glüher	49	Banking	282.548.640/04	Member	None	None	Indefinite	Departmental Director
Roberto Sobral Hollander	59	Banking	301.257.408/59	Member	None	None	Indefinite	Departmental Director

PAGE 442 /623

12.12 – Other material information

Executive Committee – Corporate Security

Name	Age	Profession	Taxpayer No. (CPF)	Position	Date of election	Date took office	Mandate	Other positions and duties with Bradesco
Milton Matsumoto	65	Banking	081.225.550/04	Coordinator	None	None	Indefinite	Executive Managing Director
Aurélio Conrado Boni	58	Banking	191.617.008/00	Member	None	None	Indefinite	Executive Managing Director
Candido Leonelli	63	Banking	375.739.268/04	Member	None	None	Indefinite	Executive Managing Director
Maurício Machado Minas	50	Banking	044.470.098/62	Member	None	None	Indefinite	Executive Managing Director
Airton Celso Exel Andreolli	61	Banking	053.336.958/49	Member	None	None	Indefinite	Departmental Director
Alexandre da Silva Glüher	49	Banking	282.548.640/04	Member	None	None	Indefinite	Departmental Director
André Rodrigues Cano	51	Banking	005.908.058/27	Member	None	None	Indefinite	Departmental Director
Arnaldo Nissental	54	Banking	425.048.807/15	Member	None	None	Indefinite	Departmental Director
Clayton Camacho	48	Banking	049.313.418/29	Member	None	None	Indefinite	Departmental Director
Douglas Tevis Francisco	47	Banking	040.066.838/63	Member	None	None	Indefinite	Departmental Director
Fernando Roncolato Pinho	55	Banking	562.941.588/34	Member	None	None	Indefinite	Departmental Director
José Luiz Rodrigues Bueno	57	Banking	586.673.188/68	Member	None	None	Indefinite	Departmental Director
Laércio Carlos de Araújo Filho	54	Banking	567.041.788/72	Member	None	None	Indefinite	Departmental Director
Luiz Alves dos Santos	58	Banking	387.923.898/72	Member	None	None	Indefinite	Departmental Director
Marcos Bader	52	Banking	030.763.738/70	Member	None	None	Indefinite	Departmental Director
Roberto Sobral Hollander	59	Banking	301.257.408/59	Member	None	None	Indefinite	Departmental Director
Frederico Willian Wolf	53	Banking	882.992.108/44	Member	None	None	Indefinite	Executive Superintendent
Joel Antonio Scalabrini	51	Banking	926.230.698/91	Member	None	None	Indefinite	Executive Superintendent
Marcos Suryan Neto	49	Insurance	014.196.728/51	Member	None	None	Indefinite	No
José Afonso Filho	62	Physicist	393.555.438/91	Member	None	None	Indefinite	Director of Scopus Tecnologia

PAGE 443 /623

12.12 – Other material information

Executive Committee – Information Technology

Name	Age	Profession	Taxpayer No. (CPF)	Position	Date of election	Date took office	Mandate	Other positions and duties with Bradesco
Laércio Albino Cezar	63	Banking	064.172.724/00	Coordinator	None	None	Indefinite	Executive Vice-president
Milton Matsumoto	65	Banking	081.225.550/04	Member	None	None	Indefinite	Executive Managing Director
Aurélio Conrado Boni	58	Banking	191.617.008/00	Member	None	None	Indefinite	Executive Managing Director
Maurício Machado Minas	50	Banking	044.470.098/62	Member	None	None	Indefinite	Executive Managing Director
Airton Celso Exel Andreolli	61	Banking	053.336.958/49	Member	None	None	Indefinite	Departmental Director
Alexandre da Silva Glüher	49	Banking	282.548.640/04	Member	None	None	Indefinite	Departmental Director
André Rodrigues Cano	51	banking	005.908.058/27	Member	None	None	Indefinite	Departmental Director
Antonio Carlos Melhado	51	Banking	851.955.538/15	Member	None	None	Indefinite	Executive Superintendent
Douglas Tevis Francisco	47	Banking	040.066.838/63	Member	None	None	Indefinite	Departmental Director
Fernando Roncolato Pinho	55	Banking	562.941.588/34	Member	None	None	Indefinite	Departmental Director
Luiz Alves dos Santos	58	Banking	387.923.898/72	Member	None	None	Indefinite	Departmental Director
Roberto Sobral Hollander	59	Banking	301.257.408/59	Member	None	None	Indefinite	Departmental Director
Walkiria Schirrmeister Marquetti	49	Banking	048.844.738/09	Member	None	None	Indefinite	Departmental Director
Antonio Carlos Melhado	51	Banking	851.955.538/15	Member	None	None	Indefinite	Director
Edilson Wiggers	42	Banking	641.036.099/15	Member	None	None	Indefinite	Director
Rogério Pedro Câmara	46	Banking	063.415.178/90	Member	None	None	Indefinite	Executive Superintendent
Marco Antonio Rossi	49	Insurance	015.309.538/55	Member	None	None	Indefinite	Chief Executive Officer of Bradesco Seguros and Bradesco Vida e Previdência

PAGE 444 /623

12.12 – Other material information

Executive Committee – Investments

Name	Age	Profession	Taxpayer No. (CPF)	Position	Date of election	Date took office	Mandate	Other positions and duties with Bradesco
Julio de Siqueira Carvalho de Araujo	55	Banking	425.327.017/49	Coordinator	None	None	Indefinite	Executive Vice-president
Norberto Pinto Barbedo	58	Banking	509.392.708/20	Member	None	None	Indefinite	Executive Vice-president
Domingos Figueiredo de Abreu	51	Banking	942.909.898/53	Member	None	None	Indefinite	Executive Vice-president
José Alcides Munhoz	61	Banking	064.350.330/72	Member	None	None	Indefinite	Executive Managing Director
Odair Afonso Rebelato	64	Banking	120.119.838/00	Member	None	None	Indefinite	Executive Managing Director
Ademir Cossiello	54	Banking	722.446.408/25	Member	None	None	Indefinite	Executive Managing Director
Sérgio Alexandre Figueiredo Clemente	51	Banking	373.766.326/20	Member	None	None	Indefinite	Executive Managing Director
Alfredo Antônio Lima de Menezes	48	Banking	037.958.008/03	Member	None	None	Indefinite	Departmental Director
André Bernardino da Cruz Filho	51	Banking	192.221.224/53	Member	None	None	Indefinite	Departmental Director
André Marcelo da Silva Prado	48	Banking	797.052.867/87	Member	None	None	Indefinite	Departmental Director
Antonio de Jesus Mendes	57	Banking	531.807.478/20	Member	None	None	Indefinite	Departmental Director
Aurélio Guido Pagani	50	Banking	349.838.999/87	Member	None	None	Indefinite	Departmental Director
João Albino de Winkelmann	47	Banking	394.235.810/72	Member	None	None	Indefinite	Departmental Director
Josué Augusto Pancini	50	Banking	966.136.968/20	Member	None	None	Indefinite	Departmental Director
Lúcio Rideki Takahama	47	Banking	052.446.968/74	Member	None	None	Indefinite	Departmental Director
Marcos Daré	52	Banking	874.059.628/15	Member	None	None	Indefinite	Departmental Director
Renan Mascarenhas Carmo	49	Banking	179.652.845/53	Member	None	None	Indefinite	Director

PAGE 445 /623

12.12 – Other material information

Executive Committee – Credit

Name	Age	Profession	Taxpayer No. (CPF)	Position	Date of election	Date took office	Mandate	Other positions and duties with Bradesco
Arnaldo Alves Vieira	62	Banking	055.302.378/00	Member	None	None	Indefinite	Executive Vice-president
Sérgio Socha	64	Banking	133.186.409/72	Coordinator	None	None	Indefinite	Executive Vice-president
Julio de Siqueira Carvalho de Araujo	55	Banking	425.327.017/49	Member	None	None	Indefinite	Executive Vice-president
Norberto Pinto Barbedo	58	Banking	509.392.708/20	Member	None	None	Indefinite	Executive Vice-president
José Alcides Munhoz	61	Banking	064.350.330/72	Member	None	None	Indefinite	Executive Managing Director
Odair Afonso Rebelato	64	Banking	120.119.838/00	Member	None	None	Indefinite	Executive Managing Director
Ademir Cossiello	54	Banking	722.446.408/25	Member	None	None	Indefinite	Executive Managing Director
Sérgio Alexandre Figueiredo Clemente	51	Banking	373.766.326/20	Member	None	None	Indefinite	Executive Managing Director
Luiz Fernando Peres	59	Banking	411.482.078/72	Member	None	None	Indefinite	Departmental Director

Executive Committee – Bradesco Corporate Business, Bradesco Empresas (Bradesco Companies), Forex-International Unit, BBI and Corretora (broker/dealer)

Name	Age	Profession	Taxpayer No. (CPF)	Position	Date of election	Date took office	Mandate	Other positions and duties with Bradesco
Julio de Siqueira Carvalho de Araujo	55	Banking	425.327.017/49	Member	None	None	Indefinite	Executive Vice-president
Norberto Pinto Barbedo	58	Banking	509.392.708/20	Coordinator	None	None	Indefinite	Executive Vice-president
Sérgio Alexandre Figueiredo Clemente	51	Banking	373.766.326/20	Member	None	None	Indefinite	Managing Director
Alexandre da Silva Glüher	49	Banking	282.548.640/04	Member	None	None	Indefinite	Managing Director
André Marcelo da Silva Prado	48	Banking	797.052.867/87	Member	None	None	Indefinite	Departmental Director
João Albino de Winkelmann	47	Banking	394.235.810/72	Member	None	None	Indefinite	Departmental Director
Marlene Moran Millan	46	Banking	076.656.518/10	Member	None	None	Indefinite	Departmental Director
Fábio Mentone	45	Banking	065.313.998/56	Member	None	None	Indefinite	No
Luiz Antonio de Ulhôa Galvão	49	Business Manager	065.849.808/80	Member	None	None	Indefinite	No

PAGE 446 /623

12.12 – Other material information

Executive Committee – Products and Services

Name	Age	Profession	Taxpayer No. (CPF)	Position	Date of election	Date took office	Mandate	Other positions and duties with Bradesco
Laércio Albino Cezar	63	Banking	064.172.724/00	Member	None	None	Indefinite	Executive Vice-president
Sérgio Socha	64	Banking	133.186.409/72	Member	None	None	Indefinite	Executive Vice-president
Domingos Figueiredo de Abreu	51	Banking	942.909.898/53	Member	None	None	Indefinite	Executive Vice-president
Milton Matsumoto	65	Banking	081.225.550/04	Member	None	None	Indefinite	Executive Managing Director
Odair Afonso Rebelato	64	Banking	120.119.838/00	Member	None	None	Indefinite	Executive Managing Director
Ademir Cossiello	54	Banking	722.446.408/25	Member (coordinator)	None	None	Indefinite	Executive Managing Director
Sérgio Alexandre Figueiredo Clemente	51	Banking	373.766.326/20	Member	None	None	Indefinite	Executive Managing Director
Candido Leonelli	63	Banking	375.739.268/04	Member	None	None	Indefinite	Executive Managing Director
Maurício Machado de Minas	50	Banking	044.470.098/62	Member	None	None	Indefinite	Executive Managing Director
Alexandre da Silva Glüher	49	Banking	282.548.640/04	Member	None	None	Indefinite	Departmental Director
André Rodrigues Cano	51	Banking	005.908.058/27	Member	None	None	Indefinite	Departmental Director
Moacir Nachbar Junior	45	Banking	062.947.708/66	Member	None	None	Indefinite	Departmental Director
Fernando Roncolato Pinho	55	Banking	562.941.588/34	Member	None	None	Indefinite	Departmental Director
Edilson Wiggers	42	Banking	641.036.099/15	Member	None	None	Indefinite	Director

Executive Committee for Tenders and Direct Negotiations with Public and Private Institutions

Name	Age	Profession	Taxpayer No. (CPF)	Position	Date of election	Date took office	Mandate	Other positions and duties with Bradesco
Odair Afonso Rebelato	64	Banking	120.119.838/00	Member	None	None	Indefinite	Executive Managing Director
Ademir Cossiello	54	Banking	722.446.408/25	Coordinator	None	None	Indefinite	Executive Managing Director
Sérgio Alexandre Figueiredo Clemente	51	Banking	373.766.326/20	Member	None	None	Indefinite	Executive Managing Director
Altair Antônio de Souza	49	Banking	244.092.606/00	Member	None	None	Indefinite	Departmental Director
Antonio de Jesus Mendes	57	Banking	531.807.478/20	Member	None	None	Indefinite	Departmental director
Josué Augusto Pancini	50	Banking	966.136.968/20	Member	None	None	Indefinite	Departmental Director
Renan Mascarenhas	49	Banking	179.652.845/53	Member	None	None	Indefinite	Director

PAGE 447 /623

12.12 – Other material information

Executive Committee – Capital Market

Name	Age	Profession	Taxpayer No. (CPF)	Position	Date of election	Date took office	Mandate	Other positions and duties with Bradesco
Sérgio Socha	64	Banking	113.186.409/72	Member	None	None	Indefinite	Executive Vice-president
Julio de Siqueira Carvalho de Araujo	55	banking	425.327.017/49	Member	None	None	Indefinite	Executive Vice-president
Norberto Pinto Barbedo	58	Banking	509.392.708/20	Coordinator	None	None	Indefinite	Executive Vice-president
Domingos Figueiredo de Abreu	51	Banking	942.909.898/53	Member	None	None	Indefinite	Executive Vice-president
Milton Matsumoto	65	Banking	081.225.550/04	Member	None	None	Indefinite	Executive Managing Director
Sérgio Alexandre Figueiredo Clemente	51	Banking	373.766.326/20	Member	None	None	Indefinite	Executive Managing Director
André Bernardino da Cruz Filho	51	Banking	192.221.224/53	Member	None	None	Indefinite	Departmental Director
André Marcelo da Silva Prado	48	Banking	797.052.867/87	Member	None	None	Indefinite	Departmental Director
Luiz Fernando Peres	59	Banking	411.482.078/72	Member	None	None	Indefinite	Departmental Director
Fábio Mentone	45	Banking	065.313.998/56	Member	None	None	Indefinite	No
Luiz Antonio de Ulhôa Galvão	49	Business Manager	065.849.808/80	Member	None	None	Indefinite	No

Executive Committee – Treasury

Name	Age	Profession	Taxpayer No. (CPF)	Position	Date of election	Date took office	Mandate	Other positions and duties with Bradesco
Julio de Siqueira Carvalho de Araujo	55	Banking	425.327.017/49	Coordinator	None	None	Indefinite	Executive Vice-president
Milton Matsumoto	65	Banking	081.225.550/04	Member	None	None	Indefinite	Executive Managing Director
Alfredo Antônio Lima de Menezes	48	Banking	037.958.008/03	Member	None	None	Indefinite	Departmental Director
Antonio de Jesus Mendes	57	Banking	531.807.478/20	Member	None	None	Indefinite	Departmental Director
Cassiano Ricardo Scarpelli	41	Banking	082.633.238/27	Member	None	None	Indefinite	Departmental Director
Moacir Nachbar Junior	45	Banking	062.947.708/66	Member	None	None	Indefinite	Departmental Director
Octavio Manoel Rodrigues de Barros	54	Banking	817.568.878/53	Member	None	None	Indefinite	Departmental Director
Roberto Sobral Hollander	59	Banking	301.257.408/59	Member	None	None	Indefinite	DepartmentalDirector

PAGE 448 /623

12.12 – Other material information

Executive Committee – Accounting Policies and Practices Management

Name	Age	Profession	Taxpayer No. (CPF)	Position	Date of election	Date took office	Mandate	Other positions and duties with Bradesco
Domingos Figueiredo de Abreu	51	Banking	942.909.898/53	Coordinator	None	None	Indefinite	Executive Vice-president
Milton Matsumoto	65	Banking	081.225.550/04	Member	None	None	Indefinite	Executive Managing Director
Luiz Carlos Angelotti	45	Banking	058.042.738/25	Member	None	None	Indefinite	Departmental Director
Mauro Roberto Vasconcellos Gouvêa	51	Banking	010.721.218/83	Member	None	None	Indefinite	Departmental Director
Alexandre Rappaport	36	Banking	261.852.188/95	Member	None	None	Indefinite	Director of Banco Bradesco Cartões
Samuel Monteiro dos Santos Júnior	64	Insurance	032.621.977/34	Member	None	None	Indefinite	No
Haydewaldo Roberto Chamberlain da Costa	50	Economist / Accountant	756.039.427/20	Member	None	None	Indefinite	No

Executive Committee Acquisition and Integration of New Companies to the Bradesco Organization

Name	Age	Profession	Taxpayer No. (CPF)	Position	Date of election	Date took office	Mandate	Other positions and duties with Bradesco
Sérgio Socha	57	Banking	713.770.428/04	Member	None	None	Indefinite	Executive Vice-president
Julio de Siqueira Carvalho de Araujo	48	Banking	049.313.418/29	Member	None	None	Indefinite	Executive Vice-president
Domingos Figueiredo de Abreu	46	Banking	076.656.518/10	Coordinator	None	None	Indefinite	Executive Vice-president
Milton Matsumoto	65	Banking	062.947.708/66	Member	None	None	Indefinite	Executive Managing Director
Aurélio Conrado Boni	58	Banking	191.617.008/00	Member	None	None	Indefinite	Executive Managing Director
Maurício Machado de Minas	50	Banking	044.470.098/62	Member	None	None	Indefinite	Executive Managing Director
Marco Antonio Rossi	49	Insurance	015.309.538/55	Member	None	None	Indefinite	No

Executive Committee – Human Resources and Personnel Management

Name	Age	Profession	Taxpayer No. (CPF)	Position	Date of election	Date took office	Mandate	Other positions and duties with Bradesco
Luiz Carlos Trabuco Cappi	58	Banking	250.319.028/68	Coordinator	None	None	Indefinite	Chief Executive Officer
Milton Matsumoto	65	Banking	081.225.550/04	Member	None	None	Indefinite	Executive Managing Director

PAGE 449 /623

12.12 – Other material information

Executive Committee – Quality

Name	Age	Profession	Taxpayer No. (CPF)	Position	Date of election	Date took office	Mandate	Other positions and duties with Bradesco
Domingos Figueiredo de Abreu	51	Banking	942.909.898/53	Member	None	None	Indefinite	Executive Vice-president
Milton Matsumoto	65	Banking	081.225.550/04	Member	None	None	Indefinite	Managing Director
André Rodrigues Cano	51	Banking	005.908.058/27	Member	None	None	Indefinite	Departmental Director
José Luiz Rodrigues Bueno	57	Banking	586.673.188/68	Member	None	None	Indefinite	Departmental Director
Glaucimar Peticov	47	Banking	059.348.278/63	Member	None	None	Indefinite	Executive Superintendent

Executive Committee – Disclosure

Name	Age	Profession	Taxpayer No. (CPF)	Position	Date of election	Date took office	Mandate	Other positions and duties with Bradesco
Julio de Siqueira Carvalho de Araujo	55	Banking	425.327.017/49	Member	None	None	Indefinite	Executive Vice-president
Domingos Figueiredo de Abreu	51	Banking	942.909.898/53	Coordinator	None	None	Indefinite	Executive Vice-president
Milton Matsumoto	65	Banking	081.225.550/04	Member	None	None	Indefinite	Executive Managing Director
Antonio José da Barbara	41	Banking	083.858.728/33	Member	None	None	Indefinite	Departmental Director
José Maria Soares Nunes	52	Banking	001.666.878/20	Member	None	None	Indefinite	Departmental Director
Luiz Carlos Angelotti	45	Banking	058.042.738/25	Member	None	None	Indefinite	Departmental Director
Moacir Nachbar Junior	45	Banking	062.947.708/66	Member	None	None	Indefinite	Departmental Director
Paulo Faustino da Costa	45	Banking	055.681.898/97	Member	None	None	Indefinite	Departmental Director
Marco Antonio Rossi	49	Insurance	015.309.538/55	Member	None	None	Indefinite	no
Samuel Monteiro dos Santos Júnior	64	Insurance	032.621.977/34	Member	None	None	Indefinite	no

PAGE 450 /623

12.12 – Other material information

Executive Committee – Strategic planning

Name	Age	Profession	Taxpayer No. (CPF)	Position	Date of election	Date took office	Mandate	Other positions and duties with Bradesco
Luiz Carlos Trabuco Cappi	58	Banking	250.319.028/68	Coordinator	None	None	Indefinite	Chief Executive Officer
Laércio Albino Cezar	63	Banking	064.172.724/00	Member	None	None	Indefinite	Executive Vice-president
Arnaldo Alves Vieira	62	Banking	055.302.378/00	Member	None	None	Indefinite	Executive Vice-president
Sérgio Socha	64	Banking	133.186.409/72	Member	None	None	Indefinite	Executive Vice-president
Julio de Siqueira Carvalho de Araujo	55	Banking	425.327.017/49	Member	None	None	Indefinite	Executive Vice-president
Norberto Pinto Barbedo	58	Banking	509.392.708/20	Member	None	None	Indefinite	Executive Vice-president
Domingos Figueiredo de Abreu	51	Banking	942.909.898/53	Member	None	None	Indefinite	Executive Vice-president
José Alcides Munhoz	61	Banking	064.350.330/72	Member	None	None	Indefinite	Executive Managing Director
Milton Matsumoto	65	Banking	081.225.550/04	Member	None	None	Indefinite	Executive Managing Director
Odair Afonso Rebelato	64	Banking	120.119.838/00	Member	None	None	Indefinite	Executive Managing Director
Aurélio Conrado Boni	58	Banking	191.617.008/00	Member	None	None	Indefinite	Executive Managing Director
Ademir Cossiello	54	Banking	722.446.408/25	Member	None	None	Indefinite	Executive Managing Director
Sérgio Alexandre Figueiredo Clemente	51	Banking	373.766.326.20	Member	None	None	Indefinite	Executive Managing Director
Candido Leonelli	63	Banking	375.739.268/04	Member	None	None	Indefinite	Executive Managing Director
Maurício Machado Minas	50	Banking	044.470.098/62	Member	None	None	Indefinite	Executive Managing Director

PAGE 451 /623

12.12 – Other material information

Executive Committee – Socioenvironmental responsibility

Name	Age	Profession	Taxpayer No. (CPF)	Position	Date of election	Date took office	Mandate	Other positions and duties with Bradesco
Laércio Albino Cezar	63	Banking	064.172.724/00	Member	None	None	Indefinite	Executive Vice-president
Arnaldo Alves Vieira	62	Banking	055.302.378/00	Member	None	None	Indefinite	Executive Vice-president
Sérgio Socha	64	Banking	133.186.409/72	Member	None	None	Indefinite	Executive Vice-president
Domingos Figueiredo de Abreu	51	Banking	942.909.898/53	Coordinator	None	None	Indefinite	Executive Vice-president
Milton Matsumoto	65	Banking	081.225.550/04	Member	None	None	Indefinite	Executive Managing Director
Amilton Nieto	54	Banking	011.136.138/90	Member	None	None	Indefinite	Departmental Director
André Rodrigues Cano	51	Banking	005.908.058/27	Member	None	None	Indefinite	Departmental Director
Antonio José da Barbara	41	Banking	083.858.728/33	Member	None	None	Indefinite	Departmental director
José Luiz Rodrigues Bueno	57	Banking	586.673.188/68	Member	None	None	Indefinite	Departmental Director
Josué Augusto Pancini	50	Banking	966.136.968/20	Member	None	None	Indefinite	Departmental Director
Luiz Carlos Brandão Cavalcanti Junior	48	Banking	226.347.385/87	Member	None	None	Indefinite	Departmental Director
Luiz Fernando Peres	59	Banking	411.482.078/72	Member	None	None	Indefinite	Departmental Director
Mario Helio de Souza Ramos	49	Banking	771.420.048/00	Member	None	None	Indefinite	Departmental Director
Paulo Faustino da Costa	45	Banking	055.681.898/97	Member	None	None	Indefinite	Departmental Director
Roberto Sobral Hollander	59	Banking	301.257.408/59	Member	None	None	Indefinite	Departmental Director
Edilson Wiggers	42	Banking	641.036.099/15	Member	None	None	Indefinite	Director
Marco Antonio Rossi	49	Insurance	015.309.538/55	Member	None	None	Indefinite	No

Executive Committee – Efficiency

Name	Age	Profession	Taxpayer No. (CPF)	Position	Date of election*	Date took office*	Mandate	Other positions and duties with Bradesco
Laércio Albino Cezar	63	Banking	064.172.724/00	Member	None	None	Indefinite	Executive Vice-president
Julio de Siqueira Carvalho de Araujo	55	Banking	425.327.017/49	Member	None	None	Indefinite	Executive Vice-president
Domingos Figueiredo de Abreu	51	Banking	942.909.898/53	Member	None	None	Indefinite	Executive Vice-president
Milton Matsumoto	64	Banking	081.225.550/04	Member	None	None	Indefinite	Executive Managing Director
Odair Afonso Rebelato	64	Banking	120.119.838/00	Member	None	None	Indefinite	Executive Managing Director

PAGE 452 /623

12.12 – Other material information

Executive Committe – Customer Relationship Management (CRM )

Name	Age	Profession	Taxpayer No. (CPF)	Position	Date of election*	Date took office*	Mandate*	Other positions and duties with Bradesco
Odair Afonso Rebelato	64	Banking	120.119.838/00	Member	None	None	Indefinite	Executive Managing Director
Ademir Cossiello	54	Banking	722.446.408/25	Member	None	None	Indefinite	Executive Managing Director
Candido Leonelli	63	Banking	375.739.268/04	Coordinator	None	None	Indefinite	Executive Managing Director
André Rodrigues Cano	51	Banking	005.908.058/27	Member	None	None	Indefinite	Departmental Director
Luiz Carlos Brandão Cavalcanti Junior	48	Banking	226.347.385/87	Member	None	None	Indefinite	Departmental Director
Arnaldo Nissental	54	Insurance	425.048.807/15	Member	None	None	Indefinite	Departmental Director

5)  The following information supplements the information provided in item 12.10.a of this Reference Form, for reporting relationships of subordination, provision of services or control maintained within the last three fiscal years, among the officers of the Bank (members of the Board of Directors and Vice-presidents. For the other directors or officers, the information is on the electronic form) and company controlled, directly or indirectly, by Banco Bradesco S.A.

Board of directors

a. name: Lázaro de Mello Brandão

b. position in Bradesco: President of the Board of Directors

Company	Corporate Tax No. (CNPJ)	2007		Controlled Company	2008		Controlled Company	2009		Controlled Company
		Position	Note		Position	Note		Position	Note
Banco Bradesco Luxembourg S.A.	05.720.915/0001-95	President of the Board of Directors	-	Direct	President of the Board of Directors	-	Direct	President of the Board of Directors	-	Direct
Bradesco Leasing S.A. – Arrendamento Mercantil	47.509.120/0001-82	President of the Board of Directors	-	Direct	President of theBboard of Directors	-	Direct	President of the Board of Directors	-	Direct
Bradport – S.G.P.S. Sociedade Unipessoal, Lda.	08.451.147/0001-00	Manager	-	Direct	Manager	-	Direct	Manager	-	Direct

PAGE 453 /623

12.12 – Other material information

a. name: Antônio Bornia

b. position in Bradesco: Vice-president of the Board of Directors

Company	Corporate Tax No. (CNPJ)	2007		Controlled Company	2008		Controlled Company	2009		Controlled Company
		Position	Note		Position	Note		Position	Note
Banco Bradesco Luxembourg S.A.	05.720.915/0001-95	Vice-president of the Board of Directors	-	Direct	Vice-president of the Board of Directors	-	Direct	Vice-president of the Board of Directors	-	Direct
Bradesco Leasing S.A. – Arrendamento Mercantil	47.509.120/0001-82	Vice-president of the Board of Directors	-	Direct	Vice-president of the Board of directors	-	Direct	Vice-president of the Board of Directors	-	Direct
Bradesco Securities, Inc.	-	President of the Board of Directors	-	Direct	President of the Board of directors	-	Direct	President of the Board of Directors	-	Direct
Bradport – S.G.P.S. Sociedade Unipessoal, Lda.	08.451.147/0001-00	Manager	-	Direct	Manager	-	Direct	Manager	-	Direct

a. name: Mário da Silveira Teixeira Júnior

b. position in Bradesco: Member of the Board of Directors

Company	Corporate Tax No. (CNPJ)	2007		Controlled company	2008		Controlled company	2009		Controlled company
		Position	Note		Position	Note		Position	Note
Bradesco Leasing S.A. – Arrendamento Mercantil	47.509.120/0001-82	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct

PAGE 454 /623

12.12 – Other material information

a. name: Márcio Artur Laurelli Cypriano

b. position in Bradesco: Member of the Board of Directors

Company	Corporate Tax No. (CNPJ)	2007		Controlled Company	2008		Controlled Company	2009		Controlled Company
		Position	Note		Position	Note		Position	Note
Alvorada Cartões, Crédito, Financiamento e Investimento S.A.	74.552.142/0001-06	CEO	-	Direct	CEO	-	Direct	CEO	Mandate ended April	Direct
Banco Alvorada S.A.	33.870.163/0001-84	CEO	-	Direct	CEO	-	Direct	CEO	Mandate ended April	Direct
Banco Bankpar S.A.	60.419.645/0001-95	CEO	-	Direct	CEO	-	Direct	CEO	Mandate ended April	Direct
Banco Boavista Interatlântico S.A.	33.485.541/0001-06	CEO	-	Direct	CEO	-	Direct	CEO	Mandate ended April	Direct
Banco Bradesco BBI S.A.	06.271.464/0001-19	CEO	-	Direct	CEO	-	Direct	CEO	Mandate ended April	Direct
Banco Bradesco Cartões S.A.	59.483.325/0001-01	CEO	-	-	CEO	-	Direct	CEO	Mandate ended April	Direct
Banco Bradesco Financiamentos S.A.	07.207.996/0001-50	CEO	-	Direct	CEO	-	Direct	CEO	Mandate ended April	Direct
Banco Bradesco Luxembourg S.A.	05.720.915/0001-95	Member of the Board of Directors	-	Direct	Member of the bBard of Directors	-	Direct	Member of the Board of Directors	-	Direct
Banco Finasa S.A.	57.561.615/0001-04	CEO	-	Direct	CEO	Mandate ended April	-	-	-	-
Bradesco Administradora de Consórcios Ltda.	52.568.821/0001-22	CEO	-	Direct	CEO	-	Direct	CEO	Mandate ended April	Direct
Bradesco Leasing S.A. – Arrendamento Mercantil	47.509.120/0001-82	Member of the Board of Directors and CEO	-	Direct	Member of the Board of Directors and CEO	-	Direct	Member of the Board of Directors and CEO	CEO mandate ended April	Direct
Bradesco Servicos Co., Ltd.	-	CEO	-	Indirect	CEO	-	Indirect	CEO	Mandate ended March	Indirect
Bradesplan Participações Ltda.	61.782.769/0001-01	CEO	-	Direct	CEO	-	Indirect	CEO	Mandate ended April	Indirect
Bradport – S.G.P.S. Sociedade Unipessoal, Lda.	08.451.147/0001-00	Manager	-	Direct	Manager	-	Direct	Manager	-	Direct
Bram – Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários	62.375.134/0001-44	CEO	-	Indirect	CEO	-	Indirect	CEO	Mandate ended April	Indirect
Companhia Securitizadora de Créditos Financeiros Rubi	01.222.069/0001-22	CEO	-	Direct	CEO	-	Direct	CEO	Mandate ended April	Direct
Tempo Serviços Ltda.	58.503.129/0001-00	CEO	-	Direct	CEO	-	Direct	CEO	Mandate ended April	Direct
União Participações Ltda.	05.892.410/0001-08	CEO	-	Indirect	CEO	-	Indirect	CEO	Mandate ended April	Indirect

PAGE 455 /623

12.12 – Other material information

a. name: Luiz Carlos Trabuco Cappi

b. position in Bradesco: Member of the Board of Directors and Chief Executive Officer

Company	Corporate Tax No. (CNPJ)	2007		Controlled Company	2008		Controlled Company	2009		Controlled Company
		Position	Note		Position	Note		Position	Note
Alvorada Cartões, Crédito, Financiamento e Investimento S.A.	74.552.142/0001-06	Director	-	Direct	Director	-	Direct	CEO	-	Direct
Atlântica Capitalização S.A.	01.598.935/0001-84	CEO	-	Indirect	CEO	-	Indirect	CEO	Mandate ended March	Indirect
Atlântica Companhia de Seguros	33.151.291/0001-78	CEO	-	Indirect	CEO	-	Indirect	CEO	Mandate ended March	Indirect
Banco Alvorada S.A.	33.870.163/0001-84	Director	-	Direct	Director	-	Direct	CEO	-	Direct
Banco Bankpar S.A.	60.419.645/0001-95	Executive Vice-president	-	Direct	Executive Vice-president	-	Direct	CEO	-	Direct
Banco Boavista Interatlântico S.A.	33.485.541/0001-06	Director	-	Direct	Director	-	Direct	CEO	-	Direct
Banco Bradesco BBI S.A.	06.271.464/0001-19	Executive Vice-president	-	Direct	Executive Vice-president	-	Direct	CEO	-	Direct
Banco Bradesco Cartões S.A.	59.438.325/0001-01	Executive Vice-president	-	-	Executive Vice-president	-	Direct	CEO	-	Direct
Banco Bradesco Financiamentos S.A.	07.207.996/0001-50	Executive Vice-president	-	Direct	Executive Vice-president	-	Direct	CEO	-	Direct
Banco Finasa S.A.	57.561.615/0001-04	Executive Vice-president	-	Direct	Executive Vice-president	Mandate ended April	-	-	-	-
Banco Ibi S.A. – Banco Múltiplo	04.184.779/0001-01	-	-	-	-	-	-	CEO	-	Indirect
Bradesco Administradora de Consórcios Ltda.	52.568.821/0001-22	Executive Vice-president	-	Direct	Executive Vice-president	-	Direct	CEO	-	Direct
Bradesco Argentina de Seguros S.A.	-	CEO	-	Indirect	CEO	-	Indirect	CEO	Mandate ended May	Indirect
Bradesco Auto/RE Companhia de Seguros	92.682.038/0001-00	CEO	-	Indirect	CEO	-	Indirect	CEO	Mandate ended March	Indirect
Bradesco Capitalização S.A.	33.010.851/0001-74	CEO	-	Indirect	CEO	-	Indirect	CEO	Mandate ended March	Indirect
Bradesco Dental S.A.	09.060.348/0001-49	CEO	-	Indirect	CEO	-	Indirect	CEO	Mandate ended March	Indirect
Bradesco Leasing S.A. – Arrendamento Mercantil	47.509.120/0001-82	Director	-	Direct	Director	-	Direct	Member of theBboard of Directors and CEO	-	Direct
Bradesco Saúde S.A.	92.693.118/0001-60	CEO	-	Indirect	CEO	-	Indirect	CEO	Mandate ended March	Indirect
Bradesco SegPrev Investimentos Ltda.	07.394.162/0001-09	CEO	-	Indirect	CEO	-	Indirect	CEO	Mandate ended March	Indirect

PAGE 456 /623

12.12 – Other material information

Bradesco Seguros S.A.	33.055.146/0001-93	CEO	-	Direct	CEO	-	Indirect	CEO	Mandate ended March	Indirect
Bradesco Services Co., Ltd.	-	-	-	-	-	-	-	CEO	-	Indirect
Bradesplan Participações Ltda.	61.782.769/0001-01	Director	-	Direct	Director	-	Indirect	CEO	-	Indirect
Bradseg Participações Ltda.	02.863.655/0001-19	CEO	-	-	CEO	-	Direct	CEO	Mandate ended April	Direct
Companhia Securitizadora de Créditos Financeiros Rubi	01.222.069/0001-22	Director	-	Direct	Director	-	Direct	CEO	-	Direct
Ibi Corretora de Seguros Ltda.	56.348.618/0001-00	-	-	-	-	-	-	CEO	-	Indirect
Ibi Promotora de Vendas Ltda.	74.481.201/0001-94	-	-	-	-	-	-	CEO	-	Indirect
Odontoprev S.A.	58.119.199/0001-51	-	-	-	-	-	-	President of the Board of Directors	-	Indirect
Tempo Serviços Ltda.	58.503.129/0001-00	Executive Vice-president	-	Direct	Executive vice-president	-	Direct	CEO	-	Direct
União Participações Ltda.	05.892.410/0001-08	Director	-	Indirect	Director	-	Indirect	CEO	-	Indirect

a. name: Carlos Alberto Rodrigues Guilherme

b. position in Bradesco: Member of the Board of Directors

Company	Corporate Tax No. (CNPJ)	2007		Controlled Company	2008		Controlled Company	2009		Controlled Company
		Position	Note		Position	Note		Position	Note
Bradesco Leasing S.A. – Arrendamento Mercantil	47.509.120/0001-82	-	-	-	-	-	-	Member of the Board of Directors	-	Direct

PAGE 457 /623

12.12 – Other material information

Executive vice-presidents

a. name: Laércio Albino Cezar

b. position in issuer: Executive vice-president

Company	Corporate Tax No. (CNPJ)	2007		Controlled Company	2008		Controlled Company	2009		Controlled Company
		Position	Note		Position	Note		Position	Note
Alvorada Cartões, Crédito, Financiamento e Investimento S.A.	74.552.142/0001-06	Director	-	Direct	Director	-	Direct	Director	-	Direct
Banco Alvorada S.A.	33.870.163/0001-84	Director	-	Direct	Director	-	Direct	Director	-	Direct
Banco Bankpar S.A.	60.419.645/0001-95	Executive vice-president	-	Direct	Executive vice-president	-	Direct	Executive vice-president	-	Direct
Banco Boavista Interatlântico S.A.	33.485.541/0001-06	Director	-	Direct	Director	-	Direct	Director	-	Direct
Banco Bradesco BBI S.A.	06.271.464/0001-19	Executive vice-president	-	Direct	Executive vice-president	-	Direct	Executive vice-president	-	Direct
Banco Bradesco Cartões S.A.	59.438.325/0001-01	Executive vice-president	-	-	Executive vice-president	-	Direct	Executive vice-president	-	Direct
Banco Bradesco Financiamentos S.A.	07.207.996/0001-50	Executive vice-president	-	Direct	Executive vice-president	-	Direct	Executive vice-president	-	Direct
Banco Finasa S.A.	57.561.615/0001-04	Executive Vice-president	-	Direct	Executive Vice-president	Mandate ended April	-	-	-	-
Banco Ibi S.A. – Banco Múltiplo	04.184.779/0001-01	-	-	-	-	-	-	Executive vice-president	-	Indirect
Bradesco Administradora de Consórcios Ltda.	52.568.821/0001-22	Executive vice-president	-	Direct	Executive vice-president	-	Direct	Executive vice-president	-	Direct
Bradesco Leasing S.A. – Arrendamento Mercantil	47.509.120/0001-82	Director	-	Direct	Director	-	Direct	Director	-	Direct
Bradesplan Participações Ltda.	61.782.769/0001-01	Director	-	Direct	Director	-	Indirect	Director	-	Indirect
Companhia Securitizadora de Créditos Financeiros Rubi	01.222.069/0001-00	Director	-	Direct	Director	-	Direct	Director	-	Direct
Ibi Corretora de Seguros Ltda.	56.348.618/0001-00	-	-	-	-	-	-	Executive vice-president	-	Indirect
Ibi Promotora de Vendas Ltda.	74.481.201/0001-94	-	-	-	-	-	-	Executive vice-president	-	Indirect
Tempo Serviços Ltda.	58.503.129/0001-00	Executive vice-president	-	Direct	Executive Vice-president	-	Direct	Executive vice-president	-	Direct
União Participações Ltda.	05.892.410/0001-08	Director	-	Indirect	Director	-	Indirect	Director	-	Indirect

PAGE 458 /623

12.12 – Other material information

a. name: Arnaldo Alves Vieira

b. position in issuer: Executive vice-president

Company	Corporate Tax No. (CNPJ)	2007		Controlled Company	2008		Controlled Company	2009		Controlled Company
		Position	Note		Position	Note		Position	Note
Alvorada Cartões, Crédito, Financiamento e Investimento S.A.	74.552.142/0001-06	Director	-	Direct	Director	-	Direct	Director	-	Direct
Banco Alvorada S.A.	33.870.163/0001-84	Director	-	Direct	Director	-	Direct	Director	-	Direct
Banco Bankpar S.A.	60.419.645/0001-95	Executive vice-president	-	Direct	Executive vice-president	-	Direct	Executive vice-president	-	Direct
Banco Boavista Interatlântico S.A.	33.485.541/0001-06	Director	-	Direct	Director	-	Direct	Director	-	Direct
Banco Bradesco BBI S.A.	06.271.464/0001-19	Executive vice-president	-	Direct	Executive vice-president	-	Direct	Executive vice-president	-	Direct
Banco Bradesco Cartões S.A.	59.438.325/0001-01	Executive vice-president	-	-	Executive vice-president	-	Direct	Executive vice-president	-	Direct
Banco Bradesco Financiamentos S.A.	07.207.996/0001-50	Executive vice-president	-	Direct	Executive vice-president	-	Direct	Executive vice-president	-	Direct
Banco Finasa S.A.	57.561.615/0001-04	Executive vice-president	-	Direct	Executive vice-president	Mandate ended April	-	-	-	-
Banco Ibi S.A. – Banco Múltiplo	04.184.779/0001-01	-	-	-	-	-	-	Executive vice-president	-	Indirect
Bradesco Administradora de Consórcios Ltda.	52.568.821/0001-22	Executive vice-president	-	Direct	Executive vice-president	-	Direct	Executive vice-president	-	Direct
Bradesco Leasing S.A. – Arrendamento Mercantil	47.509.120/0001-82	Director	-	Direct	Director	-	Direct	Director	-	Direct
Bradesplan Participações Ltda.	61.782.769/0001-01	Director	-	Direct	Director	-	Indirect	Director	-	Indirect
Companhia Securitizadora de Créditos Financeiros Rubi	01.222.069/0001-22	Director	-	Direct	Director	-	Direct	Director	-	Direct
Ibi Corretora de Seguros Ltda.	56.348.618/0001-00	-	-	-	-	-	-	Executive vice-president	-	Indirect
Ibi Promotora de Vendas Ltda.	74.481.201/0001-94	-	-	-	-	-	-	Executive vice-president	-	Indirect
Tempo Serviços Ltda.	58.503.129/0001-00	Executive vice-president	-	Direct	Executive vice-president	-	Direct	Executive vice-president	-	Direct
União Participações Ltda.	05.892.410/0001-08	Director	-	Indirect	Director	-	Indirect	Director	-	Indirect

PAGE 459 /623

12.12 – Other material information

a. name: Sérgio Socha

b. position in issuer: Executive vice-president

Company	Corporate Tax No. (CNPJ)	2007		Controlled Company	2008		Controlled Company	2009		Controlled Company
		Position	Note		Position	Note		Position	Note
Alvorada Cartões, Crédito, Financiamento e Investimento S.A.	74.552.142/0001-06	Director	-	Direct	Director	-	Direct	Director	-	Direct
Banco Alvorada S.A.	33.870.163/0001-84	Director	-	Direct	Director	-	Direct	Director	-	Direct
Banco Bankpar S.A.	60.419.645/0001-95	Executive vice-president	-	Direct	Executive vice-president	-	Direct	Executive vice-president	-	Direct
Banco Boavista Interatlântico S.A.	33.485.541/0001-06	Director	-	Direct	Director	-	Direct	Director	-	Direct
Banco Bradesco BBI S.A.	06.271.464/0001-19	Executive vice-president	-	Direct	Executive vice-president	-	Direct	Executive vice-president	-	Direct
Banco Bradesco Cartões S.A.	59.438.325/0001-01	Executive vice-president	-	-	Executive vice-president	-	Direct	Executive vice-president	-	Direct
Banco Bradesco Financiamentos S.A.	07.207.996/0001-50	Executive vice-president	-	Direct	Executive vice-president	-	Direct	Executive vice-president	-	Direct
Banco Finasa S.A.	57.561.615/0001-04	Executive vice-president	-	Direct	Executive vice-president	Mandate ended April	-	-	-	-
Banco Ibi S.A. – Banco Múltiplo	04.184.779/0001-01	-	-	-	-	-	-	Executive vice-president	-	Indirect
Bradesco Administradora de Consórcios Ltda.	52.568.821/0001-22	Executive vice-president	-	Direct	Executive vice-president	-	Direct	Executive vice-president	-	Direct
Bradesco Leasing S.A. – Arrendamento Mercantil	47.509.120/0001-82	Director	-	Direct	Director	-	Direct	Director	-	Direct
Bradesplan Participações Ltda.	61.782.769/0001-01	Director	-	Direct	Director	-	Indirect	Director	-	Indirect
Companhia Securitizadora de Créditos Financeiros Rubi	01.222.069/0001-22	Director	-	Direct	Director	-	Direct	Director	-	Direct
Ibi Corretora de Seguros Ltda.	56.348.618/0001-00	-	-	-	-	-	-	Executive vice-president	-	Indirect
Ibi Promotora de Vendas Ltda.	74.481.201/0001-94	-	-	-	-	-	-	Executive vice-president	-	Indirect
Tempo Serviços Ltda.	58.503.129/0001-00	Executive vice-president	-	Direct	Executive vice-president	-	Direct	Executive vice-president	-	Direct
União Participações Ltda.	05.892.410/0001-08	Director	-	Indirect	Director	-	Indirect	Director	-	Indirect

PAGE 460 /623

12.12 – Other material information

a. name: Julio de Siqueira Carvalho de Araujo

b. position in issuer: Executive vice-president

Company	Corporate Tax No. (CNPJ)	2007		Controlled Company	2008		Controlled Company	2009		Controlled Company
		Position	Note		Position	Note		Position	Note
Alvorada Cartões, Crédito, Financiamento e Investimento S.A.	74.552.142/0001-06	Director	-	Direct	Director	-	Direct	Director	-	Direct
Banco Alvorada S.A.	33.870.163/0001-84	Director	-	Direct	Director	-	Direct	Director	-	Direct
Banco Bankpar S.A.	60.419.645/0001-95	Executive vice-president	-	Direct	Executive vice-president	-	Direct	Executive vice-president	-	Direct
Banco Boavista Interatlântico S.A.	33.485.541/0001-06	Director	-	Direct	Director	-	Direct	Director	-	Direct
Banco Bradesco BBI S.A.	06.271.464/0001-19	Executive vice-president	-	Direct	Executive vice-president	-	Direct	Executive vice-president	-	Direct
Banco Bradesco Cartões S.A.	59.438.325/0001-01	Executive vice-president	-	-	Executive vice-president	-	Direct	Executive vice-president	-	Direct
Banco Bradesco Financiamentos S.A.	07.207.996/0001-50	Executive vice-president	-	Direct	Executive vice-president	-	Direct	Executive vice-president	-	Direct
Banco Finasa S.A.	57.561.615/0001-04	Executive vice-president	-	Direct	Executive vice-president	Mandate ended April	-	-	-	-
Banco Ibi S.A. – Banco Múltiplo	04.184.779/0001-01	-	-	-	-	-	-	Executive vice-president	-	Indirect
Bradesco Administradora de Consórcios Ltda.	52.568.821/0001-22	Executive vice-president	-	Direct	Executive vice-president	-	Direct	Executive vice-president	-	Direct
Bradesco Leasing S.A. – Arrendamento Mercantil	47.509.120/0001-82	Director	-	Direct	Director	-	Direct	Director	-	Direct
Bradesplan Participações Ltda.	61.782.769/0001-01	Director	-	Direct	Director	-	Indirect	Director	-	Indirect
Companhia Securitizadora de Créditos Financeiros Rubi	01.222.069/0001-22	Director	-	Direct	Director	-	Direct	Director	-	Direct
Ibi Corretora de Seguros Ltda.	56.348.618/0001-00	-	-	-	-	-	-	Executive vice-president	-	Indirect
Ibi Promotora de Vendas Ltda.	74.481.201/0001-94	-	-	-	-	-	-	Executive vice-president	-	Indirect
Tempo Serviços Ltda.	58.503.129/0001-00	Executive vice-president	-	Direct	Executive vice-president	-	Direct	Executive vice-president	-	Direct
União Participações Ltda.	05.892.410/0001-08	Director	-	Indirect	Director	-	Indirect	Director	-	Indirect

PAGE 461 /623

12.12 – Other material information

a. name: Norberto Pinto Barbedo

b. position in issuer: Executive vice-president

Company	Corporate Tax No. (CNPJ)	2007		Controlled Company	2008		Controlled Company	2009		Controlled Company
		Position	Note		Position	Note		Position	Note
Alvorada Cartões, Crédito, Financiamento e Investimento S.A.	74.552.142/0001-06	Director	-	Direct	Director	-	Direct	Director	-	Direct
Banco Alvorada S.A.	33.870.163/0001-84	Director	-	Direct	Director	-	Direct	Director	-	Direct
Banco Bankpar S.A.	60.419.645/0001-95	Executive vice-president	-	Direct	Executive vice-president	-	Direct	Executive vice-president	-	Direct
Banco Boavista Interatlântico S.A.	33.485.541/0001-06	Director	-	Direct	Director	-	Direct	Director	-	Direct
Banco Bradesco Argentina S.A.	60.746.948/3759-49	-	-	-	-	-	-	Full board member	-	Direct
Banco Bradesco BBI S.A.	06.271.464/0001-19	Executive vice-president	-	Direct	Executive vice-president	-	Direct	Executive vice-president	-	Direct
Banco Bradesco Cartões S.A.	59.438.325/0001-50	Executive vice-president	-	-	Executive vice-president	-	Direct	Executive vice-president	-	Direct
Banco Bradesco Financiamentos S.A.	07.207.996/0001-50	Executive vice-president	-	Direct	Executive vice-president	-	Direct	Executive vice-president	-	Direct
Banco Finasa S.A.	57.561.615/0001-04	Executive vice-president	-	Direct	Executive vice-president	Mandate ended April	-	-	-	-
Banco Ibi S.A. – Banco Múltiplo	04.184.771/0001-01	-	-	-	-	-	-	Executive vice-president	-	Indirect
Bradesco Administradora de Consórcios Ltda.	52.568.821/0001-22	Executive vice-president	-	Direct	Executive vice-president	-	Direct	Executive vice-president	-	Direct
Bradesco Leasing S.A. – Arrendamento Mercantil	47.509.120/0001-82	Director	-	Direct	Director	-	Direct	Director	-	Direct
Bradesco Services Co., Ltd.	-	-	-	-	-	-	-	Executive vice-president	-	Indirect
Bradesplan Participações Ltda.	61.782.769/0001-01	Director	-	Direct	Director	-	Indirect	Director	-	Indirect
Companhia Securitizadora de Créditos Financeiros Rubi	01.222.069/0001-22	Director	-	Direct	Director	-	Direct	Director	-	Direct
Ibi Corretora de Seguros Ltda.	56.348.618/0001-00	-	-	-	-	-	-	Executive vice-president	-	Indirect
Ibi Promotora de Vendas Ltda.	74.481.201/0001-94	-	-	-	-	-	-	Executive vice-president	-	Indirect
Tempo Serviços Ltda.	58.503.129/0001-00	Executive vice-president	-	Direct	Executive vice-president	-	Direct	Executive vice-president	-	Direct
União Participações Ltda.	05.892.410/0001-08	Director	-	Indirect	Director	-	Indirect	Director	-	Indirect

PAGE 462 /623

12.12 – Other material information

a. name: Domingos Figueiredo de Abreu

b. position in issuer: Executive vice-president

Company	Corporate Tax No. (CNPJ)	2007		Controlled Company	2008		Controlled Company	2009		Controlled Company
		Position	Note		Position	Note		Position	Note
Alvorada Cartões, Crédito, Financiamento e Investimento S.A.	74.552.142/0001-06	-	-	-	-	-	-	Director	-	Direct
Banco Alvorada S.A.	33.870.163/0001-84	-	-	-	-	-	-	Director	-	Direct
Banco Bankpar S.A.	60.419.645/0001-95	-	-	-	-	-	-	Executive vice-president	-	Direct
Banco Boavista Interatlântico S.A.	33.485.541/0001-06	-	-	-	-	-	-	Director	-	Direct
Banco Bradesco BBI S.A.	06.271.464/0001-19	-	-	-	-	-	-	Executive vice-president	-	Direct
Banco Bradesco Cartões S.A.	59.438.325/0001-01	-	-	-	-	-	-	Executive vice-president	-	Direct
Banco Bradesco Financiamentos S.A.	07.207.996/0001-50	-	-	-	-	-	-	Executive vice-president	-	Direct
Banco Ibi S.A. – Banco Múltiplo	04.184.779/0001-01	-	-	-	-	-	-	Executive vice-president	-	Indirect
Bradesco Administradora de Consórcios Ltda.	52.568.821/0001-22	-	-	-	-	-	-	Executive vice-president	-	Direct
Bradesco Leasing S.A. – Arrendamento Mercantil	47.509.120/0001-82	-	-	-	-	-	-	Director	-	Direct
Bradesplan Participações Ltda.	61.782.769/0001-01	-	-	-	-	-	-	Director	-	Indirect
Companhia Securitizadora de Créditos Financeiros Rubi	01.222.069/0001-22	-	-	-	-	-	-	Director	-	Direct
CPM Holdings Limited	-	Alternate member of the Board of Directors	-	Indirect	Alternate member of the Board of Directors	-	Indirect	Alternate member of the Board of Directors	-	Indirect
Ibi Corretora de Seguros Ltda.	56.348.618/0001-00	-	-	-	-	-	-	Executive vice-president	-	Indirect
Ibi Promotora de Vendas Ltda.	74.481.201/0001-94	-	-	-	-	-	-	Executive vice-president	-	Indirect
Tempo Serviços Ltda.	58.503.129/0001-00	-	-	-	-	-	-	Executive vice-president	-	Direct
União Participações Ltda.	05.892.410/0001-08	-	-	-	-	-	-	Director	-	Indirect

PAGE 463 /623

12.12 – Other material information

Departamental Management

a. name: Paulo Faustino da Costa

b. position in issuer: Departmental director

Company	Corporate Tax No. (CNPJ)	2007		Controlled Company	2008		Controlled Company	2009		Controlled Company
		Position	Note		Position	Note		Position	Note
Bradesco Securities, Inc.	-	Member of the Board of Directors and CEO	-	Direct	Member of the Board of Directors and CEO	-	Direct	Member of the Board of Directors and CEO	-	Direct
Bradesco Securities UK Limited	-	Member of the Board of Directors and CEO	-	Direct	Member of the Board of Directors and CEO	-	Direct	Member of the Board of Directors and CEO	-	Direct

PAGE 464 /623

12.12 – Other material information

6)  Directors elected to the position of departmental director on 08.02.2010, whose elections will be ratified by the Central Bank.

Aurélio Guido Pagani

12.6. For each of the directors and supervisory council members of the issuer, indicate in tabular format:
a.	name: Aurélio Guido Pagani
b.	age: 50 years
c.	profession: Banking
d.	Taxpayer No. (CPF) or passport: Taxpayer No. (CPF) 349.838.999/87
e.	elected position held: Departmental director.
f.	date elected: 08.02.2010
g.	date took office: To be ratified by Central Bank of Brazil.
h.	mandate: until the first meeting of the Board of Directors to be held after the 2011 Ordinary General Meeting.
i.	other positions held or duties with Bradesco: Member of Executive Committee – Investments.
j.	state whether or not elected by controlling shareholder: Yes.

12.7.   Provide the information mentioned in Item 12.6 concerning members of statutory committees, and the audit, risk, financial and compensation committees, even if the latter are not statutory.[22]

(see item 12.6)

12.8. For each of the directors/officers and members of the supervisory council, provide the following:
a.	a resumé containing the following details:
	i.	principal professional experience in the last five years, stating:
		—	company name: Banco Bradesco S.A.
		—	position and duties involved: Departmental director, whose role pursuant the bylaws is conducting the business of the pertinent department and advising other members of management.
—

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities of the same class or type.

Company's principal activity: Banking transactions in general, including forex.

Companies comprising the group of shareholders directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Other:

Grupo Espírito Santo de Portugal.

ii

list all management positions the person holds or held in publicly-held companies.

Banco Bradesco S.A.

08.27.2001 – Director

from 08.02.2010 – Departmental director

Banco BEA S.A. (dissolution 04.24.2003)

01.29.2002 – Administrative and Technology director

04.22.2002 to 04.24.2003 – Director (CVM registration canceled 01.30.2003 )

PAGE 465 /623

12.12 – Other material information

b.	description of any of the following events occurring during the last five years:
	i	any criminal conviction. No criminal conviction.
	ii	any conviction in CVM administrative proceedings and penalties applied. No conviction in CVM administrative proceedings or penalties applied.
	iii	any final and unappealable conviction in judicial or administrative proceedings causing suspension or non-eligibility for any professional or business activity No final and unappealable conviction.
12.9. Report any marriage, stable partner relation or kin up to the second degree between:
a.	the issuer's directors and members of its management. There are no marital, stable partnership or kinship relations to the second degree between the issuer's directors and management.
b.

(i) issuer directors and management (ii) directors and management of companies directly or indirectly controlled by issuer

There are no relationships of marriage, stable partnership or kinship up to the second degree between the issuer's directors and management and those of companies directly or indirectly controlled by issuer.

c.

(i) directors and management of issuer or companies directly or indirectly controlled by issuer and (ii) those directly or indirectly controlling issuer.

There are no relationships of marriage, stable partnership or kinship up to the second degree between the issuer's directors and management and those of companies directly or indirectly controlled by issuer and those directly or indirectly controlling issuer.

d.

(i) issuer directors and management (ii) directors and management of companies directly or indirectly controlling issuer.

There are no relationships of marriage, stable partnership or kinship up to the second degree between the issuer's directors and management and those of companies directly or indirectly controlling issuer.

12.10. Report any relationships of subordination, providing services or control for the last three fiscal years between the issuer's management and:
a.	a company directly or indirectly controlled by the issuer. There are no relationships of subordination, provision of services or control.
b.	direct or indirect controller of the issuer. Mr. Pagani has been a member of the Board of Governors of Fundação Bradesco since August 2010.
c.

if material, supplier, client, debtor or creditor of issuer, its controlling or controlled companies, or companies controlled by any of these persons.

There are no relationships of subordination, provision of services or control.

12.12. Provide other details the issuer considers material:

Mr. Pagani holds a degree in Business Administration from Universidade São Francisco, and an MBA in Financial Management and Corporate Strategy from Fundação Getúlio Vargas.

PAGE 466 /623

12.12 – Other material information

Octávio de Lazari Júnior

12.6. For each of the directors and supervisory council members of the issuer, indicate in tabular format:
a.	name: Octávio de Lazari Júnior
b.	age: 47 years
c.	profession: Banking
d.	Taxpayer No. (CPF) or passport: Taxpayer No. (CPF) 044.745.768/37
e.	elected position held: Departmental director.
f.	date elected: 08.02.2010
g.	date took office: To be ratified by Central Bank of Brazil.
h.	mandate: until the first meeting of the Board of Directors to be held after the 2011 Ordinary General Meeting.
i.	other positions held or duties with the issuer: Does not have other positions or duties with the issuer.
j.	state whether or not elected by controlling shareholder: Yes.

12.7.   Provide the information mentioned in Item 12.6 concerning members of statutory committees, and the audit, risk, financial and compensation committees, even if the latter are not statutory.[22]

NOTHING TO DECLARE

12.8. For each of the directors/officers and members of the supervisory council, provide the following:
a.	a resumé containing the following details:
	i.	principal professional experience in the last five years, stating:
		—	company name: Banco Bradesco S.A.
		—	position and duties involved: Departmental director, whose role pursuant the bylaws is conducting the business of the pertinent department and advising other members of management.
—

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities of the same class or type.

Company's principal activity: Banking transactions in general, including forex.

Companies comprising the group of shareholders directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Other:

Grupo Espírito Santo de Portugal.

	ii	list all management positions the person holds or held in publicly-held companies. Banco Bradesco S.A. 05.25.2009 – Director from 08.02.2010 – Departmental director
b.	description of any of the following events occurring during the last five years:
	i	any criminal conviction. No criminal conviction.
	ii	any conviction in CVM administrative proceedings and penalties applied. No conviction in CVM administrative proceedings or penalties applied.

PAGE 467 /623

12.12 – Other material information

	iii	any final and unappealable conviction in judicial or administrative proceedings causing suspension or non-eligibility for any professional or business activity. No final and unappealable conviction.
12.9. Report any marriage, stable partner relation or kin up to the second degree between:
a.	the issuer's directors and members of its management. There are no marital, stable partnership or kinship relations to the second degree between the issuer's directors and management.
b.

(i) issuer directors and management (ii) directors and management of companies directly or indirectly controlled by issuer.

There are no relationships of marriage, stable partnership or kinship up to the second degree between the issuer's directors and management and those of companies directly or indirectly controlled by issuer.

c.

(i) directors and management of issuer or companies directly or indirectly controlled by issuer and (ii) those directly or indirectly controlling issuer.

There are no relationships of marriage, stable partnership or kinship up to the second degree between the issuer's directors and management and those of companies directly or indirectly controlled by issuer and those directly or indirectly controlling issuer.

d.

(i) issuer directors and management (ii) directors and management of companies directly or indirectly controlling issuer.

There are no relationships of marriage, stable partnership or kinship up to the second degree between the issuer's directors and management and those of companies directly or indirectly controlling issuer.

12.10. Report any relationships of subordination, providing services or control for the last three fiscal years between the issuer's management and:
a.	a company directly or indirectly controlled by the issuer. There are no relationships of subordination, provision of services or control.
b.	direct or indirect controller of the issuer. Mr. de Lazari Júnior has been a member of the Board of Governors of Fundação Bradesco since August 2010.
c.

if material, supplier, client, debtor or creditor of issuer, its controlling or controlled companies, or companies controlled by any of these persons.

There are no relationships of subordination, provision of services or control.

12.12. Provide other details the issuer considers material:

Mr. de Lazari Júnior graduated in Economics from Faculdade de Ciências Econômicas e Administrativas de Osasco, and earned an MBA in Marketing and Financial Strategies from the School of Economics, Business Administration and Accounting at Universidade de São Paulo (FEA/USP).

PAGE 468 /623

12.12 – Other material information

7)  Executive superintendents elected to the position of director on 08.02.2010, whose elections will be ratified by the Central Bank.

Antonio Carlos Melhado

12.6. For each of the directors and supervisory council members of the issuer, indicate in tabular format:
a.	name: Antonio Carlos Melhado
b.	age: 51 years
c.	profession: Banking
d.	Taxpayer No. (CPF) or passport: Taxpayer No. (CPF) 851.955.538/15
e.	elected position held: Director
f.	date elected: 08.02.2010
g.	date took office: To be ratified by Central Bank of Brazil
h.	mandate: until the first meeting of the Board of Directors to be held after the 2011 Ordinary General Meeting.
i.	other positions held or duties with Bradesco: Member of the Brasilian Payment System (SBP), and Information Technology.
j.	state whether or not elected by controlling shareholder: Yes.

12.7.   Provide the information mentioned in Item 12.6 concerning members of statutory committees, and the audit, risk, financial and compensation committees, even if the latter are not statutory.[22]

(see item 12.6)

12.8. For each of the directors/officers and members of the supervisory council, provide the following:
a.	a resumé containing the following details:
	i.	principal professional experience in the last five years, stating:
		—	company name: Banco Bradesco S.A.
		—	position and duties involved: Director, whose role pursuant the bylaws is to fulfill the duties attributed to him and advise other members of management.
—

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities of the same class or type.

Company's principal activity: Banking transactions in general, including forex.

Companies comprising the group of shareholders directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Other:

Grupo Espírito Santo de Portugal.

	ii	list all management positions the person holds or held in publicly-held companies. Banco Bradesco S.A. from 08.02.2010 – Director
b.	description of any of the following events occurring during the last five years:

PAGE 469 /623

12.12 – Other material information

	i	any criminal conviction. No criminal conviction.
	ii	any conviction in CVM administrative proceedings and penalties applied. No conviction in CVM administrative proceedings or penalties applied.
	iii	any final and unappealable conviction in judicial or administrative proceedings causing suspension or non-eligibility for any professional or business activity. No final and unappealable conviction.
12.9. Report any marriage, stable partner relation or kin up to the second degree between:
a.	the issuer's directors and members of its management. There are no marital, stable partnership or kinship relations to the second degree between the issuer's directors and management.
b.

(i) issuer directors and management (ii) directors and management of companies directly or indirectly controlled by issuer.

There are no relationships of marriage, stable partnership or kinship up to the second degree between the issuer's directors and management and those of companies directly or indirectly controlled by issuer.

c.

(i) directors and management of issuer or companies directly or indirectly controlled by issuer and (ii) those directly or indirectly controlling issuer.

There are no relationships of marriage, stable partnership or kinship up to the second degree between the issuer's directors and management and those of companies directly or indirectly controlled by issuer and those directly or indirectly controlling issuer.

d.

(i) issuer directors and management (ii) directors and management of companies directly or indirectly controlling issuer.

There are no relationships of marriage, stable partnership or kinship up to the second degree between the issuer's directors and management and those of companies directly or indirectly controlling issuer.

12.10. Report any relationships of subordination, providing services or control for the last three fiscal years between the issuer's management and:
a.	a company directly or indirectly controlled by the issuer. There are no relationships of subordination, provision of services or control.
b.	direct or indirect controller of the issuer. There are no relationships of subordination, provision of services or control.
c.

if material, supplier, client, debtor or creditor of issuer, its controlling or controlled companies, or companies controlled by any of these persons.

There are no relationships of subordination, provision of services or control.

12.12. Provide other details the issuer considers material: Mr. Melhado holds a degree in Business Administration from Faculdades Metropolitanas Unidas (FMU).

PAGE 470 /623

12.12 – Other material information

Cláudio Borges Cassemiro

12.6. For each of the directors and supervisory council members of the issuer, indicate in tabular format:
a.	name: Cláudio Borges Cassemiro
b.	age: 52 years
c.	profession: Banking
d.	Taxpayer No. (CPF) or passport: Taxpayer No. (CPF) 849.805.678/00.
e.	elected position held: Director.
f.	date elected: 08.02.2010
g.	date took office: To be ratified by Central Bank of Brazil.
h.	mandate: until the first meeting of the Board of Directors to be held after the 2011 Ordinary General Meeting.
i.	other positions held or duties with the issuer: Does not have other positions or duties with the issuer.
j.	state whether or not elected by controlling shareholder: Yes.

12.7.   Provide the information mentioned in Item 12.6 concerning members of statutory committees, and the audit, risk, financial and compensation committees, even if the latter are not statutory.[22]

NOTHING TO DECLARE.

12.8. For each of the directors/officers and members of the supervisory council, provide the following:
a.	a resumé containing the following details:
	i.	principal professional experience in the last five years, stating:
		—	company name: Banco Bradesco S.A.
		—	position and duties involved: Director, whose role pursuant the bylaws is to fulfill the duties attributed to him and advise other members of management.
—

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities of the same class or type.

Company's principal activity: Banking transactions in general, including forex.

Companies comprising the group of shareholders directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Other:

Grupo Espírito Santo de Portugal.

	ii	list all management positions the person holds or held in publicly-held companies. Banco Bradesco S.A. from 08.02.2010 – Director
b.	description of any of the following events occurring during the last five years:
	i	any criminal conviction. No criminal conviction.
	ii	any conviction in CVM administrative proceedings and penalties applied. No conviction in CVM administrative proceedings or penalties applied.

PAGE 471 /623

12.12 – Other material information

	iii	any final and unappealable conviction in judicial or administrative proceedings causing suspension or non-eligibility for any professional or business activity. No final and unappealable conviction.
12.9. Report any marriage, stable partner relation or kin up to the second degree between:
a.	the issuer's directors and members of its management. There are no marital, stable partnership or kinship relations to the second degree between the issuer's directors and management.
b.

(i) issuer directors and management (ii) directors and management of companies directly or indirectly controlled by issuer.

There are no relationships of marriage, stable partnership or kinship up to the second degree between the issuer's directors and management and those of companies directly or indirectly controlled by issuer.

c.

(i) directors and management of issuer or companies directly or indirectly controlled by issuer and (ii) those directly or indirectly controlling issuer.

There are no relationships of marriage, stable partnership or kinship up to the second degree between the issuer's directors and management and those of companies directly or indirectly controlled by issuer and those directly or indirectly controlling issuer.

d.

(i) issuer directors and management (ii) directors and management of companies directly or indirectly controlling issuer.

There are no relationships of marriage, stable partnership or kinship up to the second degree between the issuer's directors and management and those of companies directly or indirectly controlling issuer.

12.10. Report any relationships of subordination, providing services or control for the last three fiscal years between the issuer's management and:
a.	a company directly or indirectly controlled by the issuer. There are no relationships of subordination, provision of services or control.
b.	direct or indirect controller of the issuer. There are no relationships of subordination, provision of services or control.
c.

if material, supplier, client, debtor or creditor of issuer, its controlling or controlled companies, or companies controlled by any of these persons.

There are no relationships of subordination, provision of services or control.

12.12. Provide other details the issuer considers material:

Mr. Borges Cassemiro graduated in Law from Centro Universitário das Faculdades Metropolitanas Unidas (FMU), and earned a “Lato Sensu” MBA in Business Management from the Institute of Administration at USP (FIA – FEA/USP).

PAGE 472 /623

12.12 – Other material information

Edilson Wiggers

12.6. For each of the directors and supervisory council members of the issuer, indicate in tabular format:
a.	name: Edilson Wiggers
b.	age: 42 year
c.	profession: Banking
d.	Taxpayer No. (CPF) or passport: Taxpayer No. (CPF) 641.036.099/15.
e.	elected position held: Director
f.	date elected: 08.02.2010
g.	date took office: To be ratified by Central Bank of Brazil.
h.	mandate: until the first meeting of the Board of Directors to be held after the 2011 Ordinary General Meeting.
i.	other positions held or duties with Bradesco: Member of the Brasilian Payment System (SBP), Information Technology, Socioenvironmental Responsibility and Product and Services.
j.	state whether or not elected by controlling shareholder: Yes.

12.7.   Provide the information mentioned in Item 12.6 concerning members of statutory committees, and the audit, risk, financial and compensation committees, even if the latter are not statutory.[22]

(see item 12.6)

12.8. For each of the directors/officers and members of the supervisory council, provide the following:
a.	a resumé containing the following details:
	i.	principal professional experience in the last five years, stating:
		—	company name: Banco Bradesco S.A.
		—	position and duties involved: Director, whose role pursuant the bylaws is to fulfill the duties attributed to him and advise other members of management.
—

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities of the same class or type.

Company's principal activity: Banking transactions in general, including forex.

Companies comprising the group of shareholders directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Other:

Grupo Espírito Santo de Portugal.

	ii	list all management positions the person holds or held in publicly-held companies Banco Bradesco S.A. from 08.02.2010 – Director
b.	description of any of the following events occurring during the last five years:
	i	any criminal conviction. No criminal conviction.
	ii	any conviction in CVM administrative proceedings and penalties applied. No conviction in CVM administrative proceedings or penalties applied.

PAGE 473 /623

12.12 – Other material information

	iii	any final and unappealable conviction in judicial or administrative proceedings causing suspension or non-eligibility for any professional or business activity. No final and unappealable conviction.
12.9. Report any marriage, stable partner relation or kin up to the second degree between:
a.	the issuer's directors and members of its management. There are no marital, stable partnership or kinship relations to the second degree between the issuer's directors and management.
b.

(i) issuer directors and management (ii) directors and management of companies directly or indirectly controlled by issuer.

There are no relationships of marriage, stable partnership or kinship up to the second degree between the issuer's directors and management and those of companies directly or indirectly controlled by issuer.

c.

(i) directors and management of issuer or companies directly or indirectly controlled by issuer and (ii) those directly or indirectly controlling issuer

There are no relationships of marriage, stable partnership or kinship up to the second degree between the issuer's directors and management and those of companies directly or indirectly controlled by issuer and those directly or indirectly controlling issuer.

d.

(i) issuer directors and management (ii) directors and management of companies directly or indirectly controlling issuer.

There are no relationships of marriage, stable partnership or kinship up to the second degree between the issuer's directors and management and those of companies directly or indirectly controlling issuer.

12.10. Report any relationships of subordination, providing services or control for the last three fiscal years between the issuer's management and:
a.	a company directly or indirectly controlled by the issuer. There are no relationships of subordination, provision of services or control.
b.	direct or indirect controller of the issuer. There are no relationships of subordination, provision of services or control.
c.

if material, supplier, client, debtor or creditor of issuer, its controlling or controlled companies, or companies controlled by any of these persons

There are no relationships of subordination, provision of services or control.

12.12. Provide other details the issuer considers material: Mr. Wiggers concluded secondary education.

PAGE 474 /623

12.12 – Other material information

Marcos Aparecido Galende

12.6. For each of the directors and supervisory council members of the issuer, indicate in tabular format:
a.	name: Marcos Aparecido Galende
b.	age: 43 years
c.	profession: Banking
d.	Taxpayer No. (CPF) or passport: Taxpayer No. (CPF) 089.419.738/05
e.	elected position held: Director.
f.	date elected: 08.02.2010
g.	date took office: To be ratified by Central Bank of Brazil.
h.	mandate: until the first meeting of the Board of Directors to be held after the 2011 Ordinary General Meeting.
i.	other positions held or duties with the issuer: NOTHING TO DECLARE.
j.	state whether or not elected by controlling shareholder: Yes.

12.7.   Provide the information mentioned in Item 12.6 concerning members of statutory committees, and the audit, risk, financial and compensation committees, even if the latter are not statutory.[22]

NOTHING TO DECLARE.

12.8. For each of the directors/officers and members of the supervisory council, provide the following:
a.	a resumé containing the following details:
	i.	principal professional experience in the last five years, stating:
		—	company name: Banco Bradesco S.A.
		—	position and duties involved: Director, whose role pursuant the bylaws is to fulfill the duties attributed to him and advise other members of management.
—

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities of the same class or type.

Company's principal activity: Banking transactions in general, including forex.

Companies comprising the group of shareholders directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Other:

Grupo Espírito Santo de Portugal.

		—	company name: Bradespar S.A.
		—	position and duties involved: Full Member of the Supervisory Council, whose duties are determined by article 163 of Law 6.404/76.

PAGE 475 /623

12.12 – Other material information

—

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities of the same class or type.

Company's principal activity: Holding ownership interests or shares in other companies.

Companies comprising the group of shareholders directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, NCF Participações S.A., Nova Cidade de Deus Participações S.A.

Other:

Grupo Espírito Santo de Portugal.

ii

list all management positions the person holds or held in publicly-held companies.

Banco Bradesco S.A.

from 08.02.2010 – Director

Bradespar S.A.

04.29.2009 – Alternate Member of the Supervisory Council

from 04.30.2010 – Full Member of the Supervisory Council

b.	description of any of the following events occurring during the last five years:
	i	any criminal conviction. No criminal conviction.
	ii	any conviction in CVM administrative proceedings and penalties applied. No conviction in CVM administrative proceedings or penalties applied.
	iii	any final and unappealable conviction in judicial or administrative proceedings causing suspension or non-eligibility for any professional or business activity. No final and unappealable conviction.
12.9. Report any marriage, stable partner relation or kin up to the second degree between:
a.	the issuer's directors and members of its management. There are no marital, stable partnership or kinship relations to the second degree between the issuer's directors and management.
b.

(i) issuer directors and management (ii) directors and management of companies directly or indirectly controlled by issuer.

There are no relationships of marriage, stable partnership or kinship up to the second degree between the issuer's directors and management and those of companies directly or indirectly controlled by issuer.

c.

(i) directors and management of issuer or companies directly or indirectly controlled by issuer and (ii) those directly or indirectly controlling issuer.

There are no relationships of marriage, stable partnership or kinship up to the second degree between the issuer's directors and management and those of companies directly or indirectly controlled by issuer and those directly or indirectly controlling issuer.

d.

(i) issuer directors and management (ii) directors and management of companies directly or indirectly controlling issuer.

There are no relationships of marriage, stable partnership or kinship up to the second degree between the issuer's directors and management and those of companies directly or indirectly controlling issuer.

12.10. Report any relationships of subordination, providing services or control for the last three fiscal years between the issuer's management and:

PAGE 476 /623

12.12 – Other material information

a.	a company directly or indirectly controlled by the issuer. There are no relationships of subordination, provision of services or control.
b.	direct or indirect controller of the issuer. There are no relationships of subordination, provision of services or control.
c.

if material, supplier, client, debtor or creditor of issuer, its controlling or controlled companies, or companies controlled by any of these persons.

There are no relationships of subordination, provision of services or control.

12.12. Provide other details the issuer considers material:

Mr. Aparecido Galende earned a degree in Economics and Accounting from Faculdade de Ciências Econômicas e Administrativas de Osasco (FAC – FITO), an Executive MBA in Finance from Instituto Brasileiro de Mercado de Capitais (IBMEC), and an MBA – Controller from the Accounting, Actuarial and Financial Research Institute at USP (FIPECAFI – FEA-USP).

PAGE 477 /623

12.12 – Other material information

Renan Mascarenhas Carmo

12.6. For each of the directors and supervisory council members of the issuer, indicate in tabular format:
a.	name: Renan Mascarenhas Carmo
b.	age: 49 years
c.	profession: Banking
d.	Taxpayer No. (CPF) or passport: Taxpayer No. (CPF) 179.652.845/53
e.	elected position held: Director.
f.	date elected: 08.02.2010
g.	date took office: To be ratified by Central Bank of Brazil.
h.	mandate: until the first meeting of the Board of Directors to be held after the 2011 Ordinary General Meeting.
i.	other positions held or duties with Bradesco: Member of executive committees; Investments, Tenders and Direct Negotiations with Public and Private Institutions.
j.	state whether or not elected by controlling shareholder: Yes.

12.7.   Provide the information mentioned in Item 12.6 concerning members of statutory committees, and the audit, risk, financial and compensation committees, even if the latter are not statutory.[22]

(see item 12.6)

12.8. For each of the directors/officers and members of the supervisory council, provide the following:
a.	a resumé containing the following details:
	i.	principal professional experience in the last five years, stating:
		—	company name: Banco Bradesco S.A.
		—	position and duties involved: Director, whose role pursuant the bylaws is to fulfill the duties attributed to him and advise other members of management.
—

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities of the same class or type.

Company's principal activity: Banking transactions in general, including forex.

Companies comprising the group of shareholders directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, Elo Participações e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Other:

Grupo Espírito Santo de Portugal.

ii

list all management positions the person holds or held in publicly-held companies.

Banco Bradesco S.A.

from 08.02.2010 – Director

Baneb Leasing S.A. – Arrendamento Mercantil (dissolution 07.28.2000)

07.31.1998 to 07.28.2000 – Director (CVM registration canceled 06.20.2000)

b.	description of any of the following events occurring during the last five years:
	i	any criminal conviction. No criminal conviction.

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12.12 – Other material information

	ii	any conviction in CVM administrative proceedings and penalties applied No conviction in CVM administrative proceedings or penalties applied.
	iii	any final and unappealable conviction in judicial or administrative proceedings causing suspension or non-eligibility for any professional or business activity. No final and unappealable conviction.
12.9. Report any marriage, stable partner relation or kin up to the second degree between:
a.	the issuer's directors and members of its management. There are no marital, stable partnership or kinship relations to the second degree between the issuer's directors and management.
b.

(i) issuer directors and management (ii) directors and management of companies directly or indirectly controlled by issuer.

There are no relationships of marriage, stable partnership or kinship up to the second degree between the issuer's directors and management and those of companies directly or indirectly controlled by issuer.

c.

(i) directors and management of issuer or companies directly or indirectly controlled by issuer and (ii) those directly or indirectly controlling issuer.

There are no relationships of marriage, stable partnership or kinship up to the second degree between the issuer's directors and management and those of companies directly or indirectly controlled by issuer and those directly or indirectly controlling issuer.

d.

(i) issuer directors and management (ii) directors and management of companies directly or indirectly controlling issuer

There are no relationships of marriage, stable partnership or kinship up to the second degree between the issuer's directors and management and those of companies directly or indirectly controlling issuer.

12.10. Report any relationships of subordination, providing services or control for the last three fiscal years between the issuer's management and:
a.	a company directly or indirectly controlled by the issuer. There are no relationships of subordination, provision of services or control.
b.	direct or indirect controller of the issuer. There are no relationships of subordination, provision of services or control.
c.

if material, supplier, client, debtor or creditor of issuer, its controlling or controlled companies, or companies controlled by any of these persons

There are no relationships of subordination, provision of services or control.

12.12. Provide other details the issuer considers material:

Mr. Mascarenhas Carmo graduated in Economics from Faculdade Católica de Ciências Econômicas da Bahia (FACCEBA), and Law from Universidade Católica do Salvador (UCSAL), and has a postgraduate degree in Public Sector Economics from Instituto Nacional de Administración Pública (INAP) in Madrid, and a master’s in Management, Marketing and International Trade from Universidad de Extremadura, in Spain.

PAGE 479 /623

13.1 – Description of compensation policy or practice, including non-statutory board members

A)        Objectives of compensation policy or practice.

Compensation for the Organization's Senior Management has the purpose of recognizing the services provided by these professionals, and encouraging them to find solutions to ensure customer satisfaction, business growth and shareholder returns.

B)        Composition of compensation, including:

B I)      Description of components of compensation and objectives of each of them.

Compensation consists of a monthly fee for the purpose of rewarding each member's contribution to the continuity and development of the organization's business under their responsibility, together with any bonus payment due in recognition of their contribution to Bradesco's achievements and results.

B II)    What is the proportion of each component in total compensation.

Directors' and officers' compensation is 100% composed of honorariums. There may be payments of gratifications depending on appraisal of the organizational results achieved.

The composition of compensations for Audit Committee members is 100% honorariums, in order to reward each member's contribution in advising the Board of Directors on fulfillment of its attributions, relating to monitoring accounting practices on preparing financial statements for the Company and its subsidiaries, as well as designating independent auditors and evaluating their effectiveness.

Another important factor for defining compensation is that Committee members must be highly qualified for the technical requirements of this position, and at least one of them must have proven knowledge in the areas of accounting and auditing financial institutions to qualify for the position, and show the high degree of specialization required of them by regulatory bodies too.

Also note that each member's compensation is proportional to the days per week spent on work for Bradesco.

B III)   Methodology used to calculate and adjust each component of compensation.

Shareholders' annual general meetings set caps on salaries for directors and officers of Banco Bradesco S.A. for the current year.

Our organizational structure includes a Committee specifically dealing with compensation issues for the statutory board members (the Compensation Committee, a statutory body), which is of a permanent character and forwards proposals to the Board of Directors containing policies and guidelines for compensation of the Organization's statutory board members based on targets set by the Board.

The Board of Directors evaluates the recommendations of this Committee and sets the value of the monthly honorarium for each member and authorizes any bonus payments due to the latter, depending on the performance of the Organization, and within the limits determined by the Annual General Meeting.

B IV)   Reasons for composition of compensation.

PAGE 480 /623

13.1 – Description of compensation policy or practice, including non-statutory board members

The Organization uses a simplified model consisting of a monthly honorarium and any bonus payments due, depending on our appraisal of results and performance.

C)        Key performance indicators used when determining each component of compensation.

Indicators are based on individual performance, performance of the area of business, and the Organization's results and performance, as well as the growth of our business.

D)        How compensation is structured to reflect the evolution of performance indicators.

Senior Management's model for evaluating performance is based on goals and targets set for the period as part of corporate strategic planning.

Budget management and plans to improve the managerial model are references applied to multidimensional appraisal of the professionals responsible for support units and contributions are evaluated individually, focusing on financial results and market growth.

E)        How compensation policy or practice aligns with short, medium and long term interests of the issuer.

Compensation practices used by the Organization align corporate interests through constant policies and guidelines followed by the Compensation Committee, whose analysis prioritizes earning returns for shareholders.

F)        The existence of compensation paid by subsidiaries, or directly or indirectly controlled or controlling companies.

Banco Bradesco does not provide this type of compensation for members of the above mentioned bodies.

G)       Existence of any compensation or benefit related to the occurrence of certain corporate events such as sale of the issuer's controlling shareholder interest.

Banco Bradesco does not pay this type of compensation.

PAGE 481 /623

13.2 – Total remuneration of the board of directors, statutory board and supervisory council

Total compensation planned for current fiscal year 12/31/2010 – Annual amounts
	Board of Directors	Statutory Board	Supervisory Council	Total
Members	7.00	82.00	3.00	92.00
Fixed annual compensation
Salary or withdrawal	21,000,000.00	89,000,000.00	432,000.00	110,432,000.00
Direct and indirect benefits	0.00	0.00	0.00	0.00
Commitee membership	0.00	0.00	0.00	0.00
Other	0.00	0.00	0.00	0.00
Variable compensation
Bonus	11,000,000.00	49,000,000.00	0.00	60,000,000.00
Profit sharing	0.00	0.00	0.00	0.00
Attending meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Other	0.00	0.00	0.00	0.00
Post-employment	0.00	0.00	0.00	0.00
Leaving position	0.00	0.00	0.00	0.00
Stock based	0.00	0.00	0.00	0.00
Total compensation	32,000,000.00	138,000,000.00	432,000.00	170,432,000.00

Total compensation planned for current fiscal year 12/31/2009 – Annual amounts
	Board of Directors	Statutory Board	Supervisory Council	Total
Members	6.67	65.92	3.00	75.59
Fixed annual compensation
Salary or withdrawal	18,520,000.00	92,527,000.00	432,000.00	111,479,000.00
Direct and indirect benefits	0.00	0.00	0.00	0.00
Commitee membership	0.00	0.00	0.00	0.00
Other	0.00	0.00	0.00	0.00
Variable compensation
Bonus	0.00	252,000.00	0.00	252,000.00
Profit sharing	0.00	0.00	0.00	0.00
Attending meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Other	0.00	0.00	0.00	0.00
Post-employment	0.00	0.00	0.00	0.00
Leaving position	0.00	0.00	0.00	0.00
Stock based	0.00	0.00	0.00	0.00
Total compensation	18,520,000.00	92,779,000.00	432,000.00	111,731,000.00

PAGE 482 /623

13.3 – Variable compensation of the board of directors, statutory board and supervisory council

A)        Body.

See table

B)        Number of members.

See table

C)        In relation to bonus:

C I)      Minimum amount stipulated in compensation plan.

Banco Bradesco does not set a minimum amount in the compensation plan for the Board of Directors, Statutory Board and Supervisory Council.

C II)    Maximum amount stipulated in compensation plan.

Maximum value regarding the possible bonus scheduled for the current year:

Body	Number of members	Maximum amount stipulated in the Compensation Plan
Board of Directors	7	11,000,000.00
Executive Board	82	49,000,000.00
Total	89	60,000,000.00
Supervisory Council (*)	3	0.00

(*) Monthly compensation of Supervisory Council members is 100% fees.

C III)   Minimum amount stipulated in compensation plan if targets are met.

Banco Bradesco does not set an amount automatically associated with reaching targets for the Board of Directors, Dtatutory Board and Supervisory Council. Any bonus payments are related to each member's contribution to the results and level of performance achieved by Bradesco.

C IV)   Amount actually recognized in results of the last three periods.

In 2009, the amount actually recognized was R$ 252,000.00, corresponding to extraordinary business developed by one (1) member of the Board of Directors.

D)        In relation to profit sharing:

D I)     Minimum amount stipulated in compensation plan.

Banco Bradesco does not set an amount for profit sharing in its compensation plan for the Board of Directors, Statutory Board, and Supervisory Council.

PAGE 483 /623

13.3 – Variable compensation of the board of directors, statutory board and supervisory council

D II)    Maximum amount stipulated in compensation plan.

Banco Bradesco does not set an amount for profit sharing in its compensation plan for the Board of Directors, Statutory Board, and Supervisory Council.

D III)   Minimum amount stipulated in compensation plan if targets are met.

Banco Bradesco does not set an amount for profit sharing in its compensation plan for the Board of Directors, Statutory Board, and Supervisory Council.

D IV)  Amount actually recognized in results of the last three periods.

Banco Bradesco does not pay profit sharing bonus to the Board of Directors, Statutory Board, or Supervisory Council.

PAGE 484 /623

13.4 – Stock-based compensation plan for the board of directors and statutory board

Banco Bradesco does not provide stock-based compensation for its Board of Directors, Statutory Board or Supervisory Council.

PAGE 485 /623

13.5 – Holdings in stocks, shares and other convertible securities held by members of the board of directors and the supervisory council - by body

Quantity of shares held directly or indirectly by members of the Board of Directors, Statutory Board and Supervisory Council as of 12.31.2009:

Body	Bradesco		Elo Participações		Bradespar
	ON	PN	ON	PN	ON	PN
Board of Directors	9,252,450	14,655,420	58,313,983	-	834,920	1,240,676
Executive Board	713,700	1,579,457	91,689,817 (*)	19,618,985	12,380	187,558
Supervisory Council	8,100	131,880	-	-	3,384	12,016

(*)        Quantity of Elo Participações common shares held directly or indirectly by members of the Statutory Board (91,689,817) differs from the number shown in the Proposals of the Board of Directors for the Annual General Meeting held on 03.10.10 (which was 150,003,800) because the amount stated in the Board's proposals mistakenly included shares held by the Board of Directors. The table shown here reflects the correct number.

No equity interest held by members of the Board of Directors, Statutory Board or Supervisory Council was received under stock-based compensation plan.

PAGE 486 /623

13.6 – Stock-based compensation of the board of directors and statutory board

Banco Bradesco does not provide stock-based compensation for its Board of Directors, Statutory Board or Supervisory Council.

PAGE 487 /623

13.7 – Details of outstanding options held by members of the board and the statutory board

Banco Bradesco does not provide stock-based compensation for its Board of Directors, Statutory Board or Supervisory Council.

PAGE 488 /623

13.8 – Options exercised and shares delivered relating to stock-based compensation of members of the board of directors and statutiry board

Banco Bradesco does not provide stock-based compensation for its Board of Directors, Statutory Board or Supervisory Council.

PAGE 489 /623

13.9 – Information required to comprehend data disclosed in items 13.6 to 13.8 - Method for pricing value of shares and options

Banco Bradesco does not provide stock-based compensation for its Board of Directors, Statutory Board or Supervisory Council.

PAGE 490 /623

13.10 – Information on pension plans provided to members of the board of directors and statutory directors

A)        Body.

See table 13.10

B)        Number of members.

See table 13.10

C)        Plan

Private Pension Plan II – PGBL

D)        Officers eligible for retirement

See table 13.10

E)        Officers eligible for early retirement.

If the participant is aged over 55 on leaving the Organization, has INSS retirement benefits and has been in the plan for 10 years or more, he or she may choose to be paid proportional immediate monthly income resulting from the amount accumulated in their individual account (containing contributions deposited by the company and the participant).

F)        Updated value of accumulated contributions to the pension plan at the end of the previous fiscal year, excluding the portion relating to contributions made directly by directors and officers.

See table 13.10

G)       Total cumulative amount of contributions made during the last fiscal year, excluding the portion relating to contributions made directly by directors and officers.

See table 13.10

H)       Whether early redemption is possible, and under which conditions.

There is the possibility of early redemption after two fiscal years subsequent to the contributions being made.

PAGE 491 /623

13.10 – Information on pension plans provided to members of the board of directors and statutory directors

Table 13.10

Body	Members		Item “i”	Item “ii”	Item “iii”
	Retirement	Working
Board of Directors	4	3	-	75,518,371.72	19,366,299.88
Executive Board	23	59	-	237,939,058.62	80,294,166.12
TOTAL	27	62		313,457,430.34	99,660,466.00

In relation to pension plans in force for members of the Board of Directors and Officers, we are informing the following:

i)          the number of directors and officers eligible for retirement;

ii)         the current value of contributions accumulated in the pension plan until the end of the year 2009, excluding the portion relating to contributions made directly by the directors and officers; and

iii)        the total accumulated value of contributions made during the year 2009, excluding the portion relating to contributions made directly by the directors and officers.

PAGE 492 /623

13.11 – Maximum, minimum and average individual compensation for members of the board of directors, statutory board and supervisory council

Annual amounts

	Statutory Board	Board of Directors	Supervisory Council
	12/31/2009	12/31/2009	12/31/2009
Members	65.92	6.67	3.00
Highest compensation (BRL)	3,120,000.00	3,840,000.00	144,000.00
Lowest compensation (BRL)	756,000.00	1,920,000.00	144,000.00
Average compensation (BRL)	1,407,448.42	2,776,611.69	114,000.00

Note

Statutory Board

Board of Directors

Supervisory Council

PAGE 493 /623

13.12 – Means of compensation for directors in the event of removal from position or retirement

Banco Bradesco does not pay this type of compensation to the Board of Directors, Statutory Board or Supervisory Council.

PAGE 494 /623

13.13 – Percentage of total compensation for directors and members of the supervisoty council that are related parties of the controlling shareholders

The percentage of total compensation for each body recognized in Bradesco's 2009 results for members of the Board of Directors and Officers who are parties related to direct or indirect controlling shareholders corresponds to 0.23% and 1.16% respectively.

PAGE 495 /623

13.14 – Compensation for directors and members of the supervisory council grouped by body, received for any reason other than the position they hold

Banco Bradesco does not pay this type of compensation to the Board of Directors, Statutory Board or Supervisory Council.

PAGE 496 /623

13.15 – Compensation of directors and members of the supervisory council recognized in results of directly or indirect controlling shareholders of companies under common control or the issuer's subsidiaries

Banco Bradesco directors and officers and members of the Supervisory Council received no compensation from any company other than the Bank itself.

PAGE 497 /623

13.16 – Other material information

Comparison Proposal x Actual in 2009

Year 2009

The total amounts for year 2009 were R$ 170,000,000.00 for compensation of directors and up to R$ 100,000,000.00 for open pension fund plans for directors and officers, as part of the pension plan for Bradesco employees and directors.

Amount in R$

Description	Approved by OGM	Paid	Reduction %
Compensation	170,000,000.00	111,299,000.00	34.53
Pension plans	100,000,000.00	99,660,466.00	0.34
Total	270,000,000.00	210,959,466.00	21.87
Supervisory Council	-	432,000.00	-

The reduction compensation in fiscal year 2009, among other measures adopted by Bradesco, was proposed by the Compensation Committee and approved by the board of directors, because they saw the world economic environment as unstable and suggested cautious and prudent measures in order to avoid the organization being subjected to the harmful effects of instability.

Fiscal year 2010

Values estimated by OGM for pension plan – 2010

Body (a)	Members (b)	Total (g)
Board of Directors	7	32,000,000.00
Executive Board	82	138,000,000.00
Total	89	170,000,000.00

PAGE 498 /623

14.1 – Description of human resources

a.         Headcount (total, grouped by business and geographical location)

	2009	2008	2007
North	2,774	2,800	2,497
Northeast	10,475	10,760	10,306
Center-West	4,289	4,359	4,054
Southeast	59,959	60,560	58,323
South	7,932	8,032	7,489
Brazil	85,429	86,511	82,669
Abroad	119	111	104

	2009	2008	2007
Superintendence	106	119	105
Management	8,670	8,302	7,678
Supervisory/ technical	32,509	32,167	28,962
Administrative	17,523	17,879	18,125
Operational	26,740	28,155	27,903

b.        outsourcer headcount (total, grouped by business and geographical location)

Business	QUANTITY
	2009	2008(1)	2007(1)
SECURITY	8105	N/A	N/A
OTHERS	795	N/A	N/A
TOTAL	8900	N/A	N/A

PAGE 499 /623

14.1 – Description of human resources

STATE	QUANTITY
	2009	2008(1)	2007(1)
Acre	12	N/A	N/A
Alagoas	35	N/A	N/A
Amazonas	178	N/A	N/A
Amapá	18	N/A	N/A
Bahia	578	N/A	N/A
Ceará	242	N/A	N/A
Federal District	108	N/A	N/A
Espírito Santo	103	N/A	N/A
Goiás	252	N/A	N/A
Maranhão	192	N/A	N/A
Mato Grosso	153	N/A	N/A
Mato Grosso do Sul	135	N/A	N/A
Minas Gerais	877	N/A	N/A
Pará	139	N/A	N/A
Paraiba	55	N/A	N/A
Paraná	407	N/A	N/A
Pernambuco	203	N/A	N/A
Piauí	17	N/A	N/A
Rio de Janeiro	980	N/A	N/A
Rio Grande do Norte	50	N/A	N/A
Rio Grande do Sul	446	N/A	N/A
Rondônia	43	N/A	N/A
Roraima	12	N/A	N/A
Santa Catarina	253	N/A	N/A
São Paulo	3350	N/A	N/A
Sergipe	27	N/A	N/A
Tocantins	35	N/A	N/A
TOTAL	8900	N/A	N/A

(1) Bradesco does not have these details available for the year 2008.

(2) Bradesco does not have these details available for the year 2007.

PAGE 500 /623

14.1 – Description of human resources

c.         Turnover

	2007	2008	2009
Turnover rate	9.01%	10.75%	9.07%

* (Total terminations/ average headcount) x 100

Average headcount = Initial + Final / 2

d.        issuer exposure to labor claim liabilities and contingencies

Details of the issuer's exposure to labor claim liabilities and contingencies have no material relevance for Banco Bradesco as shown in item 4.3 of the Reference Form.

PAGE 501 /623

14.2 – Significant alterations - Human Resources

There has been no material alteration in relation to the numbers disclosed in item 14.1.

PAGE 502 /623

14.3 – Description of employee compensation policy

a.         policy for salaries and variable compensation

Bradesco as an organization adopts a closed career system, in which new entrants always start at the bottom in career entry positions, and we prioritize recognizing employees with potential for achievement. Our recruitment and selection has a characteristic strategy involving great responsibility in relation to hiring, since hiring professionals that are right for the Organization is vital to career and succession dynamics. Bradesco prioritizes recognizing potential from the start with a focus on choice and selection, through skills shown and through selective processes designed to meet its needs. Compensation practices for employees are designed to recognize services rendered by these professionals, and to encourage them to find solutions for customer satisfaction and business growth.

Compensation consists of monthly salary rewarding the contribution made by the performance of each employee, as well as any payments intended to recognize the contribution made by each one to the results and performance achieved by Bradesco.

The composition of monthly compensation for employees is 100% salary. There may be payments of bonus/ profit sharing depending in appraisal of organizational results achieved.

Evaluation by Results programs, when applied, are designed to recognize extra efforts made to pursue results and based on quantitative and qualitative criteria, and on whether or not financial or non-financial targets are met at different levels: global, area of business, and individual. These programs are characterized by aligned and competitive appraisals in the market and by the fact of reaching and surpassing targets for sustainable results.

Our organizational structure includes a specific Committee to deal with compensation issues, which has a permanent character and makes proposals to the Board for the Organization's compensation policies and guidelines, based on targets set by the Board for the Organization's performance.

Compensation practices adopted by the Organization are aligned with the Company's interests through constantly upholding policies and guidelines devised by the Compensation Committee, whose analysis prioritizes shareholder returns.

b.        benefits policy

Payment of benefits is based on the Organization's Human Resources Management policy.

This management strategy conveys security and trust for employees, making the assumption that a good working environment based on respect, empathy, trust and security for employees and their families will have an effect on the quality of services provided. Therefore we have structured a benefit package that goes well beyond those legally stipulated, in order to provide employees and their dependents with security and comfort in responding to their basic needs, professional development, with loans under special conditions for the purchase of consumer goods and homes.

The benefits shown below cover all employees irrespective of their working day (full or part time):

Þ           Free Health Plan for all employees and their dependents, including non-traditional treatments such as myopia, acupuncture, homeopathy, RPG, heart valve, dialysis, organ transplants, and treatment of AIDS (with reimbursement of prescription drugs for the treatment of illness);

Þ           Dental insurance for all employees and their dependents including preventative, surgical, restorative, endodontic, periodontal and prosthetic treatments;

PAGE 503 /623

14.3 – Description of employee compensation policy

Þ           Supplementary retirement plan with the Bank contributing 50%;

Þ           Group life and personal accident insurance at a subsidized cost. Retirees leaving the staff are given the option of remaining in the group of insured policyholders;

Þ           Distribution of free snacks twice a day averaging 105,000 every day;

Þ           Loans at subsidized rates for buying homes, vehicles, and personal computers, and for personal expenses;

Þ           Social loans for emergencies, schooling, orthopedic devices, funerals, psychologists, psychiatrists, speech therapists, and others;

Þ           Social and psychological care for employees and dependents in emergencies, with 24-7 coverage;

Þ           For the states of São Paulo, Rio de Janeiro, Santa Catarina and Rio Grande do Sul we have special arrangements with the major drugstore chains enabling employees to buy medications at reduced prices;

Þ           Influenza vaccine provided for all employees free of charge and at special prices for dependents;

Þ           Health and dental insurance, as well as assistance with day care or other child care, with no age limit for employees' children with disabilities; and

Þ           Facilities for employees shopping arrangements: a special online shopping channel operating through Bradesco's website, in which the Bank negotiates special discounts directly with suppliers of various products. Employees also receive special offers by e-mail.

c.         characteristics of stock-based compensation plans for non-officer or director employees, identifying:

The Organization does not have stock-based compensation for employees.

PAGE 504 /623

14.4 – Description of relations between issuer and trade unions

In terms of relations with trade unions, the functional structure of the HR unit has a Union Relations section tasked with constantly holding dialogue and interacting with representatives of the trade union movement nationally, listening to their concerns, clearing up any questions raised and enabling a relationship characterized by ease of access, responsiveness and proactivity among the parties. All employees enjoy freedom of association, have union representation and are covered by collective bargaining agreements.

PAGE 505 /623

15.1 / 15.2 – Share ownership

Shareholder
Shareholder tax no. (CPF/CNPJ)	Nationality-state	Party to shareholder agreement	Controlling shareholder	Latest alteration
Common shares -quantity (units)	Common shares %	Preferred shares -quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
Details by type of shares (units)
Type of share	Shares – quantity (units)	Shares %
Fundação Bradesco
60.701.521/0001-06	Brasileira-SP	No	Yes	05/31/2010
291,426,434	17.040000%	16,998,589	0.990000%	308,425,023	9.020000%
Cidade de Deus Cia Cial Participações
61.529.343/0001-32	Brasileira-SP	No	Yes	05/31/2010
827,339,150	48.380000%	411,785	0.020000%	827,750,935	24.200000%
Type of share	Shares – quantity (units)	Shares %
TOTAL	0	0.000000%
Fundação Bradesco
60.701.521/0001-06	Brasileira-SP	No	Yes	05/31/2010
291,426,434	17.040000%	16,998,589	0.990000%	308,425,023	9.020000%
Cidade de Deus Cia Cial Participações
61.529.343/0001-32	Brasileira-SP	No	Yes	05/31/2010
827,339,150	48.380000%	411,785	0.020000%	827,750,935	24.200000%
Type of share	Shares – quantity (units)	Shares %
TOTAL	0	0.000000%
OTHER
591,439,251	34.580000%	1,692,794,284	98.980000%	2,284,233,535	66.780000%
Type of share	Shares – quantity (units)	Shares %
TOTAL	0	0.000000%
OTHER
591,439,251	34.580000%	1,692,794,284	98.980000%	2,284,233,535	66.780000%
Type of share	Shares – quantity (units)	Shares %
TOTAL	0	0.000000%

PAGE 506 /623

15.1 / 15.2 – Share ownership

SHAREHOLDER
Shareholder tax no. (CPF/CNPJ)	Nationality-state	Party to shareholder agreement	Controlling shareholder	Latest alteration
Common shares -quantity (units)	Common shares %	Common shares -quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
Details of shares (units)
Type of share	Shares – quantity (units)	Shares %
Shares in Treasury
0	0.000000%	0	0.000000%	0	0.000000%
Shares in Treasury
0	0.000000%	0	0.000000%	0	0.000000%
TOTAL
1,710,204,835	100.000000%	1,710,204,658	99.990000%	3,420,409,493	100.000000%
TOTAL
1,710,204,835	100.000000%	1,710,204,658	99.990000%	3,420,409,493	100.000000%

PAGE 507 /623

15.1 / 15.2 – Share ownership

CONTROLLING / INVESTOR
SHAREHOLDER
Shareholder tax no. (CPF/CNPJ)	Nationality-state	Party to shareholder agreement	Controlling shareholder	Latest alteration
Details of shares (units)
Common shares -quantity (units)	Common shares %	Common shares -quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
CONTROLLING / INVESTOR				Shareholder tax no. (CPF/CNPJ)	Share capital
Cidade de Deus Cia Cial Participações				61.529.343/0001-32
Fundação Bradesco
60.701.521/0001-06	Brasileira-SP	No	Yes	05/31/2010
2,126,303,394	33.200000	0	0.000000	2,126,303,394	33.200000
Type of share	Shares – quantity (units)	Shares %
TOTAL	0	0.000000
Lia Maria Aguiar
003.692.768-68	Brasileira-SP	No	Yes
448,931,586	7.000000	0	0.000000	448,931,586	7.000000
Type of share	Shares – quantity (units)	Shares %
TOTAL	0	0.000000
Lina Maria Aguiar
017.080.078-49	Brasileira-SP	No	Yes
545,065,640	8.510000	0	0.000000	545,065,640	8.510000
Type of share	Shares – quantity (units)	Shares %
TOTAL	0	0.000000
Nova Cidade de Deus Participações S.A.
04.866.462/0001-47	Brasileira-SP	No	Yes	05/31/2010
2,875,821,891	44.910000	0	0.000000	2,875,821,891	44.910000
Type of share	Shares – quantity (units)	Shares %
TOTAL	0	0.000000

PAGE 508 /623

15.1 / 15.2 – Share ownership

CONTROLLING / INVESTOR
SHAREHOLDER
Shareholder tax no. (CPF/CNPJ)	Nationality-state	Party to shareholder agreement	Controlling shareholder	Latest alteration
Details of shares (units)
Common shares -quantity (units)	Common shares %	Common shares -quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
CONTROLLING / INVESTOR				Shareholder tax no. (CPF/CNPJ)	Share capital
Cidade de Deus Cia Cial Participações				61.529.343/0001-32
OTHER
408,069,548	6.380000	0	0.000000	408,069,548	6.380000
TOTAL
6,404,192,059	100.000000	0	0.000000	6,404,192,059	100.000000

PAGE 509 /623

15.1 / 15.2 – Share ownership

CONTROLLING / INVESTOR
SHAREHOLDER
Shareholder tax no. (CPF/CNPJ)	Nationality-state	Party to shareholder agreement	Controlling shareholder	Latest alteration
Details of shares (units)
Common shares -quantity (units)	Common shares %	Common shares -quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
CONTROLLING / INVESTOR				Shareholder tax no. (CPF/CNPJ)	Share capital
Cidade de Deus Cia Cial Participações				61.529.343/0001-32
Fundação Bradesco
60.701.521/0001-06	Brasileira-SP	No	Yes	05/31/10
2,126,303,394	33.200000	0	0.000000	2,126,303,394	33.200000
Type of share	Shares – quantity (units)	Shares %
TOTAL	0	0.000000
Lia Maria Aguiar
003.692.768-68	Brasileira-SP	No	Yes
448,931,586	7.000000	0	0.000000	448,931,586	7.000000
Type of share	Shares – quantity (units)	Shares %
TOTAL	0	0.000000
Lina Maria Aguiar
017.080.078-49	Brasileira-SP	No	Yes
545,065,640	8.510000	0	0.000000	545,065,640	8.510000
Type of share	Shares – quantity (units)	Shares %
TOTAL	0	0.000000
Nova Cidade de Deus Participações S.A.
04.866.462/0001-47	Brasileira-SP	No	Yes	05/31/2010
2,875,821,891	44.910000	0	0.000000	2,875,821,891	44.910000
Type of share	Shares – quantity (units)	Shares %
TOTAL	0	0.000000

PAGE 510 /623

15.1 / 15.2 – Share ownership

CONTROLLING / INVESTOR
SHAREHOLDER
Shareholder tax no. (CPF/CNPJ)	Nationality-state	Party to shareholder agreement	Controlling shareholder	Latest alteration
Details of shares (units)
Common shares -quantity (units)	Common shares %	Common shares -quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
CONTROLLING / INVESTOR				Shareholder tax no. (CPF/CNPJ)	Share capital
Cidade de Deus Cia Cial Participações				61.529.343/0001-32
OTHER
408,069,548	6.380000	0	0.000000	408,069,548	6.380000
TOTAL
6,404,192,059	100.000000	0	0.000000	6,404,192,059	100.000000

PAGE 511 /623

15.1 / 15.2 – Share ownership

CONTROLLING / INVESTOR
SHAREHOLDER
Shareholder tax no. (CPF/CNPJ)	Nationality-state	Party to shareholder agreement	Controlling shareholder	Latest alteration
Details of shares (units)
Common shares -quantity (units)	Common shares %	Common shares -quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
CONTROLLING / INVESTOR				Shareholder tax no. (CPF/CNPJ)	Share capital
Fundação Bradesco				60.701.521/0001-06
OTHER
1	100.000000	0	0.000000	1	100.000000
TOTAL
1	100.000000	0	0.000000	1	100.000000

PAGE 512 /623

15.1 / 15.2 – Share ownership

CONTROLLING / INVESTOR
SHAREHOLDER
Shareholder tax no. (CPF/CNPJ)	Nationality-state	Party to shareholder agreement	Controlling shareholder	Latest alteration
Details of shares (units)
Common shares -quantity (units)	Common shares %	Common shares -quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
CONTROLLING / INVESTOR				Shareholder tax no. (CPF/CNPJ)	Share capital
Fundação Bradesco				60.701.521/0001-06
OTHER
1	100.000000	0	0.000000	1	100.000000
TOTAL
1	100.000000	0	0.000000	1	100.000000

PAGE 513 /623

15.1 / 15.2 – Share ownership

CONTROLLING / INVESTOR
SHAREHOLDER
Shareholder tax no. (CPF/CNPJ)	Nationality-state	Party to shareholder agreement	Controlling shareholder	Latest alteration
Details of shares (units)
Common shares -quantity (units)	Common shares %	Common shares -quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
CONTROLLING / INVESTOR				Shareholder tax no. (CPF/CNPJ)	Share capital
Nova Cidade de Deus Participações S.A.				04.866.462/0001-47
Shares in Treasury
	Brasileira-SP	No	Yes
0	0.000000	4,194,859	1.592400	4,194,859	1.000000
Type of share	Shares – quantity (units)	Shares %
TOTAL	0	0.000000
Elo Participações e Investimentos S.A.
07.838.611/0001-52	Brasileira-SP	No	Yes	05/31/2010
131,373,281	53.698400	0	0.000000	131,373,281	25.856500
Type of share	Shares – quantity (units)	Shares %
TOTAL	0	0.000000
Fundação Bradesco
60.701.521/0001-06	Brasileira-SP	No	Yes	05/31/2010
113,227,179	46.301600	259,240,518	98.407600	372,517,697	73,143500
Type of share	Shares – quantity (units)	Shares %
TOTAL	0	0.000000
OUTROS
0	0.000000	0	0.000000	0	0.000000
TOTAL
244,650,460	100.000000	263,435,377	100.000000	508,085,837	100.000000

PAGE 514 /623

15.1 / 15.2 – Share ownership

CONTROLLING / INVESTOR
SHAREHOLDER
Shareholder tax no. (CPF/CNPJ)	Nationality-state	Party to shareholder agreement	Controlling shareholder	Latest alteration
Details of shares (units)
Common shares -quantity (units)	Common shares %	Common shares -quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
CONTROLLING / INVESTOR				Shareholder tax no. (CPF/CNPJ)	Share capital
Nova Cidade de Deus Participações S.A.				04.866.462/0001-47
Shares in Treasury
	Brasileira-SP	No	Yes
0	0.000000	4,194,859	1.592400	4,194,859	1.000000
Type of share	Shares – quantity (units)	Shares %
TOTAL	0	0.000000
Elo Participações e Investimentos S.A.
07.838.611/0001-52	Brasileira-SP	No	Yes	05/31/2010
131,373,281	53.698400	0	0.000000	131,373,281	25.856500
Type of share	Shares – quantity (units)	Shares %
TOTAL	0	0.000000
Fundação Bradesco
60.701.521/0001-06	Brasileira-SP	No	Yes	05/31/2010
113,277,179	46.301600	259,240,518	98.407600	372,517,697	73,143500
Type of share	Shares – quantity (units)	Shares %
TOTAL	0	0.000000
OUTROS
0	0.000000	0	0.000000	0	0.000000
TOTAL
244,650,460	100.000000	263,435,377	100.000000	508,085,837	100.000000

PAGE 515 /623

15.1 / 15.2 – Share ownership

CONTROLLING / INVESTOR
SHAREHOLDER
Shareholder tax no. (CPF/CNPJ)	Nationality-state	Party to shareholder agreement	Controlling shareholder	Latest alteration
Details of shares (units)
Common shares -quantity (units)	Common shares %	Common shares -quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
CONTROLLING / INVESTOR				Shareholder tax no. (CPF/CNPJ)	Share capital
Fundação Bradesco				60.701.521/0001-06
OTHER
1	100.000000	0	0.000000	1	100.000000
TOTAL
1	100.000000	0	0.000000	1	100.000000

PAGE 516 /623

15.1 / 15.2 – Share ownership

CONTROLLING / INVESTOR
SHAREHOLDER
Shareholder tax no. (CPF/CNPJ)	Nationality-state	Party to shareholder agreement	Controlling shareholder	Latest alteration
Details of shares (units)
Common shares -quantity (units)	Common shares %	Common shares -quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
CONTROLLING / INVESTOR				Shareholder tax no. (CPF/CNPJ)	Share capital
Fundação Bradesco				60.701.521/0001-06
OTHER
1	100.000000	0	0.000000	1	100.000000
TOTAL
1	100.000000	0	0.000000	1	100.000000

PAGE 517 /623

15.1 / 15.2 – Share ownership

CONTROLLING / INVESTOR
SHAREHOLDER
Shareholder tax no. (CPF/CNPJ)	Nationality-state	Party to shareholder agreement	Controlling shareholder	Latest alteration
Details of shares (units)
Common shares -quantity (units)	Common shares %	Common shares -quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
CONTROLLING / INVESTOR				Shareholder tax no. (CPF/CNPJ)	Share capital
Elo Participações e Investimentos S.A.				07.838.611/0001-52
Shares in Treasury
	Brasileira-SP	No	Yes	05/31/2010
29,069,361	16.490000	17,355,691	24.193000	46,425,052	18.723900
Type of share	Shares – quantity (units)	Shares %
TOTAL	0	0.000000
Lázaro de Mello Brandão
004.637.528-72	Brasileira-SP	No	Yes
10,997,761	6.240000	0	0.000000	10,997,761	4.435600
Type of share	Shares – quantity (units)	Shares %
TOTAL	0	0.000000
OTHER
136,139,177	77.270000	54,382,845	75.807000	190,522,022	76.840500
TOTAL
176,206,299	100.000000	71,738,536	100.000000	247,944,835	100.000000

PAGE 518 /623

15.1 / 15.2 – Share ownership

CONTROLLING / INVESTOR
SHAREHOLDER
Shareholder tax no. (CPF/CNPJ)	Nationality-state	Party to shareholder agreement	Controlling shareholder	Latest alteration
Details of shares (units)
Common shares -quantity (units)	Common shares %	Common shares -quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
CONTROLLING / INVESTOR				Shareholder tax no. (CPF/CNPJ)	Share capital
Elo Participações e Investimentos S.A.				07.838.611/0001-52
Shares in Treasury
	Brasileira-SP	No	Yes	05/31/2010
29,069,361	16.490000	17,355,691	24.193000	46,425,052	18.723900
Type of share	Shares – quantity (units)	Shares %
TOTAL	0	0.000000
Lázaro de Mello Brandão
004.637.528-72	Brasileira-SP	No	Yes
10,997,761	6.240000	0	0.000000	10,997,761	4.435600
Type of share	Shares – quantity (units)	Shares %
TOTAL	0	0.000000
OTHER
136,139,177	77.270000	54,382,845	75.807000	190,522,022	76.840500
TOTAL
176,206,299	100.000000	71,738,536	100.000000	247,944,835	100.000000

PAGE 519 /623

15.1 / 15.2 – Share ownership

CONTROLLING / INVESTOR
SHAREHOLDER
Shareholder tax no. (CPF/CNPJ)	Nationality-state	Party to shareholder agreement	Controlling shareholder	Latest alteration
Details of shares (units)
Common shares -quantity (units)	Common shares %	Common shares -quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
CONTROLLING / INVESTOR				Shareholder tax no. (CPF/CNPJ)	Share capital
Fundação Bradesco				60.701.521/0001-06
OTHER
1	100.000000	0	0.000000	1	100.000000
TOTAL
1	100.000000	0	0.000000	1	100.000000

PAGE 520 /623

15.1 / 15.2 – Share ownership

CONTROLLING / INVESTOR
SHAREHOLDER
Shareholder tax no. (CPF/CNPJ)	Nationality-state	Party to shareholder agreement	Controlling shareholder	Latest alteration
Details of shares (units)
Common shares -quantity (units)	Common shares %	Common shares -quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
CONTROLLING / INVESTOR				Shareholder tax no. (CPF/CNPJ)	Share capital
Fundação Bradesco				60.701.521/0001-06
OTHER
1	100.000000	0	0.000000	1	100.000000
TOTAL
1	100.000000	0	0.000000	1	100.000000

PAGE 521 /623

15.3 – Distribution of capital

Date of most recent meeting	06.10.2010
Personal shareholders – quantity (unit)	334,817
Corporate shareholders – quantity (unit)	36,672
Institutional investors – quantity (units)	1,009

Float shares

Float shares corresponding to all issuer's shares except those of the controlling block and its related persons, the issuer's officers and shares held in Treasury

Common – Quantity (units)	592,008,274	34.616200%
Preferred – Quantity (units)	1,674,406,850	97.906800%
Preferred Class A	0	0.000000%
Total	2,266,415,124	66.261500%

PAGE 522 /623

15.4 – Shareholders

See item 8.1.a in this Reference Form.

PAGE 523 /623

15.5 – Shareholders Agreements filed at the headquarters of the issuer or that the controlling block is partt to

There are no Shareholders' Agreements filed at the headquarters of the issuer or any which the controlling are parties to, regulating the exercise of voting rights or transfer of the issuer's shares.

PAGE 524 /623

15.6 – Significant alterations in equities of members of the issuer´s controlling group and management

There were no significant alterations in the equities of members of the controlling group or of the issuer's directors and officers.

PAGE 525 /623

15.7 – Other material information

Item 15.1

In relation to item 15.1, we report that the other shareholders of ELO Participações e Investimentos S.A. are individuals and no individual has over 3.5% of total capital.

Item 15.7

Fundação Bradesco participates in the controlling interest of Banco Bradesco S.A. Since this entity is legally one of public utility, it has no shareholders to be identified. Bradesco's management (Board of Directors and Officers) sit on Fundação Bradesco's Board of Governors, which is its highest decision making body.

PAGE 526 /623

16.1 – Description of the issuer´s rules, policies and pratices for transactions with ralated parties

Bradesco has disclosed risk factors and critical accounting policies in line with the best local and international practices to ensure transparency and corporate governance that may impact its everyday operations and thus its financial situation. Transactions are conducted under conditions and for fees compatible with those charged to third parties on the day in question.

PAGE 527 /623

16.2 – Information on transactions with related parties

Related Parties	Date of transaction	Amount involved (BRL)	Current balance	Amount (BRL)	Duration	Loan or other type of debt	Interest rate charged
Fidelity Processadora e Serviços	02/22/2007	0.00	24,197,000.00	Cannot be stated since amount varies with volume of services delivered	Indefinite	YES	0.000000
Relation with issuer	Controlled company
Purpose of contract

The purpose of the contract is for Fidelity to provide Banco Bradesco and its related companies inbound and outbound telemarketing services for Banco Bradesco Processamento customers etc., comprising the entire physical infrastructure and part of the technological infrastructure, through its own employees and facilities to provide call-center services for cards (Contact Center Service).

Guarantee and insurance

The Processor (Fidelity) shall provide services to the quality parameters stated in the Service Level Agreement and without interruption or adverse effect on services. During the ordinary course of services, if there are disputes between the Bank and Processor related to quality and fulfillment of the Service Level Agreement that cannot be settled by the Processor's service managers, they shall submit these disputes to the Operational Advisory Committee

Rescission or termination	Renewable every 12 months, signed 60 days prior to expiration of term of validity.
Type of transaction and reason	Provision of services commitment
Grupo Bradesco/ CBSS	12/16/2007	2,226,893,000.00	881,479,000.00	2,226,893,000.00	12/15/2011	YES	0.000000
Relation with issuer	Shared control
Purpose of contract	Administering / issuing magnetic cards and providing cash amounts in BRL as predetermined by the principal.

PAGE 528 /623

16.2 – Information on transactions with related parties

Guarantee and insurance

The services contract between Banco Bradesco and CBSS (Visa Vale) does not include items that could cause any type of conflict of interest. Amounts due the Processor as remuneration are charged depending on credit on employee cards, the conditions and  fees/rates being in line with the average charged others on the dates of the transactions.

Rescission or termination

Valid for 48 months, but may be prorogated for another 24 months by agreement between the parties. Either party may terminate at any time by providing at least 30 days advance written notice to the other. There is no guarantee or insurance related to the contract.

Type of transaction and reason	Provision of services commitment
Bradesplan Participações Ltda	10/22/2008	120,000,000.00	99,973,000.00	120,000,000.00	10/24/2011	YES	6.000000
Relation with issuer	Controlling
Purpose of contract

Loan made to CPM BRAXIS S.A.,  the outstanding amount to be adjusted using the IGPM inflation index plus 6% per annum to be paid as follows: R$ 4,800,000.00 in six equal monthly installments of R$ 800,000.00, starting 04 / 24 / 2009 and R$ 106,741,753.05 in 25 monthly installments of R$ 4,269,670.12, starting 10/24/2009.

Guarantee and insurance

As guarantee for obligations assumed in this Contract, borrower will assign lender receivables arising from contracts for services signed with customers in the volume required to cover 100% (one hundred percent) of principal and interest on each of the loans disbursed, including the first loan through specific instrument.

Rescission or termination

If payment is not made by due date;
In the case of insolvency, bankruptcy, or liquidation, suspension of business for another 30 days or having official protest filed for any bonds or securities ;
Failure to fulfill any obligation during the contract period;  or
Due to disposal, merger, takeover or any corporate reorganization process or disposal of assets.

Type of transaction and reason	Loans / borrowing

PAGE 529 /623

16.3 – Identification os measures taken to address conflicts of interest and demosntration of a strictly commulative character of conditions agreed or appropriative compensation payment

Management's internal control structure ensures that transactions between related parties are carried out in strictly commutative conditions, or with appropriate compensatory payment similar to those that could be set for transactions with unrelated parties.

PAGE 530 /623

17.1 – Information on share capital

Date of authorization or approval	Capital (BRL)	Period to be paid in	Common shares – quantity (units)	Preferred shares – quantity (units)	Total shares – quantity (units)
Type of capital	Paid-up capital
06/10/2010	28,500,000,000.00		1,881,225,318	1,881,225,123	3,762,450,441

PAGE 531 /623

17.2 – Share capital increases

Date of resolution	Body deciding increase	Issue date	Total issue (BRL)	Type subscription	Common (units)	Preferred (units)	Total shares (units)	Subscription/previous capital	Issue price	Quotation factor
01/04/2008	General Meeting	01/04/2008	1.200.000.000,00	Private	13.953.489	13.953.488	27.906.977	1.38244102	43.00	R$ per unit

Criteria for setting issue price

The issue price was set based on Article 170, paragraph 1 of Law 6.404/76, predominantly the weighted average quotations of the shares in the market in light of their high level of tradability. The purpose of setting the price below market prices is to leave room for normal development of trading while providing conditions for price formation of the subscription warrant.

Means of paying		Money

PAGE 532 /623

17.3 – Information on splits, unbundling grouping and bonuses

Approval date	Quantity shares prior to approval (units)			Quantity shares after approval (units)
	Quantity common shares	Quantity preferred shares	Total quantity shares	Quantity common shares	Quantity preferred shares	Total quantity shares
Bonus
03/12/2007	500,823,456	500,817,868	1,001,641,324	1,000,866,112	1,001,454,936	2,002,321,048
Bonus
03/24/2008	1,023,290,519	1,023,290,414	2,046,580,933	1,534,934,979	1,534,934,821	3,069,869,800
Bundling
03/10/2009	1,534,934,979	1,534,934,821	3,069,869,800	1,534,934,979	1,534,934,821	3,069,869,800
Bonus
	1,534,934,979	1,534,934,821	3,069,869,800	1,557,766,368	1,557,766,207	3,115,532,575
Bonus
12/18/2009	1,557,766,368	1,557,766,207	3,115,532,575	1,713,543,005	1,713,542,828	3,427,085,833

PAGE 533 /623

17.4 – Information on reductions of share capital

Reason for not filling out table:

In the fiscal years 2007, 2008 and 2009 there were no decreases in share capital.

PAGE 534 /623

17.5 – Other material information

The proceedings at the Extraordinary General Meeting held 06.10.2010 in relation to a capital increase from R$ 26,500,000,000.00 to R$ 28,500,000,000.00, with the issue of 342,040,948 registered book-entry shares, without par value, of which 171,020,483 common and 171,020,465 preferred shares, to be allocated free of charge to shareholders as a bonus in the proportion of one (1) new share for every ten (10) shares of the same type, was authorized by the Central Bank of Brazil on 06.25.2010 and published in the official federal gazette (Diário Oficial da União) on 06.29.2010.

Table showing Bradesco's other capital increases:

2007	2008	2009	2010
EGM of 08.24.2007 Absorption of all shares representing share capital of Banco BMC S.A. (BMC), with the subsequent increase of Bradesco's share capital in the amount of R$ 789,559,000.00, raising the total from R$18,000,000,000.00 to R$ 18,789,559,000.00 by issuing 18,599,132 new nominative book-entry shares without par value, of which 9,299,618 common and 9,299,514 preferred shares, in the proportion of 0.086331545 Bradesco shares for each BMC share.	-

EGM of 10.29.2009

Bradesco's share capital  increased in the amount of R$ 1,368,183,000.00,  raising it from R$ 23,000,000,000.00 to R$ 24,368,183,000.00 by issuing 45,662,775 new nominative book-entry shares without par value, of which 22,831,389 common and 22,831,386 preferred shares, in the proportion of 0.049401676 Bradesco shares for each share of Ibi Participações.

EGM of 03.10.2010 Cancellation of 6,676,340 nominative-book-entry shares, without par value, of which 3,338,170 common and 3,338,170 preferred, including in these totals a 10% bonus in shares decided by the Extraordinary General Meeting of 12.18.2009.

EGM of 08.24.2007 Bradesco's share capital increased by R$ 210,441,000.00, raising it to R$ 19,000,000,000.00 by capitalizing part of the balance of the “Income Reserve – Legal Reserve” account, without issuing shares.	-	EGM of 10.29.2009 Bradesco's share capital increased by R$ 131,817,000.00, raising it from R$ 24,368,183,000.00 to R$ 24,500,000,000.00, by capitalizing Reserves, without issuing shares.	EGM 06.10.2010 Capitalization of part of the balance of “Income Reserves – Statutory Reserve” in the amount of R$2,000,000,000.00, pursuant to Article 169 of Law 6.404/76, with bonus in shares.

-	-

EGM of 12.18.2009

Bradesco's share capital increased by R$ 24,500,000,000.00 to R$ 26,500,000,000.00 by capitalizing part of the balance of the “Income Reserves – Statutory Reserves” account in the amount of R$ 2,000,000,000.00 and a 10% bonus in shares, with the consequent issue of 311,553,258 new shares, of which 155,776,637 common and 155,776,621 preferred.

PAGE 535 /623

18.1 – Shareholder rights

Type of shares or CDA	Common
Tag along	100,000,000
Dividend rights

Minimum mandatory dividend – Under subparagraph III of Article 30 of the corporate bylaws assures shareholders a minimum mandatory dividend of 30% of net income in each reporting period, adjusted for decrease or increase of amounts specified in subparagraphs I, II and III of Article 202 of Law 6.404/76. Therefore this percentage is above the minimum of 25% set by § 2 of Article 202 of Law 6.404/76.
Interim dividends – On approval from the Board of Directors, management is authorized to declare and pay semi-annual and monthly interim dividends to the existing Retained Earnings or Income Reserve accounts. It may also authorize payment of interest on own capital in total or partial substitution of interim dividends.
"PN" shareholders – Dividends paid holders of preferred shares shall be 10% higher than those paid common shares .

Voting right	Full
Convertibility	No
Right to reimbursement of capital	Yes
Description of characteristics of capital reimbursement	Preferred shares have priority in reimbursement of share capital in the event of liquidation.

Restriction on circulation	No
Conditions for altering rights guaranteed by these securities	None

Other material characteristics	There are no other characteristics we believe to be relevant.
Type of shares or CDA	Preferred
Tag along	80,000,000
Right to dividends

Minimum mandatory dividend – Under subparagraph III of Article 30 of the corporate bylaws, shareholders are assured a minimum mandatory dividend of 30% of net income in each reporting period, adjusted for decrease or increase of amounts specified in subparagraphs I, II and III of Article 202 of Law 6.404/76. Therefore this percentage is above the minimum of 25% set by § 2 of Article 202 of Law 6.404/76.
Interim dividends – On approval from the Board of Directors, management is authorized to declare and pay semi-annual and monthly interim dividends to the existing Retained Earnings or Income Reserve accounts. It may also authorize payment of interest on own capital in total or partial substitution of interim dividends.
"PN" shareholders – Dividends paid holders of preferred  shares shall be 10% higher than those paid common shares .

Voting right	No right

PAGE 536 /623

18.1 – Shareholder right

Convertibility	No
Right to reimbursement of capital	Yes
Description of characteristics of capital reimbursement	Preferred shares have priority in reimbursement of share capital in the event of liquidation.

Restriction on circulation	No
Conditions for altering rights guaranteed by these securities

Under Paragraph 1 of Article 111 of Law 6.404/76, non-voting preferred shares shall acquire voting rights if, for the duration stipulated in the bylaws, of not more than three consecutive reporting periods, the company does not pay fixed or minimum dividends to which they are entitled, and this right shall be maintained until payment, if these dividends are not cumulative, or until cumulative or amounts in arrears are paid.

Other material characteristics	There are no other characteristics we believe to be material.

PAGE 537 /623

18.2 – Description of any statutory rules restricting voting rights of significant shareholders or obliging them to make public offering

There were no statutory rules that limit the voting rights of significant shareholders or obliging them to make public offering.

PAGE 538 /623

18.3 – Description of exceptions and suspensive clauses relating to ownership or rights stipulated in bylaws

There were no exceptions and suspensive clauses relating to political or economic rights stipulated in the Company's bylaws.

PAGE 539 /623

18.4 – Trading volume and highest and lowest prices of securities traded

Reporting period	12/31/2009
Quarter	Security	Type	Class	Market	Administrative entity	Financial volume traded (BRL)	Highest quotation (BRL)	Lowest quotation (BRL)	Quotation factor
03/31/2009	Shares	Common		St Ex	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros	160,554,594	19.58	15.25	R$ per unit
06/30/2009	Shares	Common		St Ex	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros	717,369,064	23.23	17.47	R$ per unit
09/30/2009	Shares	Common		St Ex	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros	1,164,744,014	26.82	19.92	R$ per unit
12/31/2009	Shares	Common		St Ex	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros	1,244,327,568	28.50	24.73	R$ per unit
03/31/2009	Shares	Preferred		St Ex	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros	8,176,688,934	23.23	17.56	R$ per unit
06/30/2009	Shares	Preferred		St Ex	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros	9,419,339,590	28.54	20.70	R$ per unit
09/30/2009	Shares	Preferred		St Ex	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros	9,023,354,022	32.45	24.15	R$ per unit
12/31/2009	Shares	Preferred		St Ex	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros	9,794,905,328	35.18	30.59	R$ per unit

PAGE 540 /623

18.4 – Trading volume and highest and lowest prices of securities traded

Reporting period	12/31/2008
Quarter	Security	Type	Class	Market	Administrative entity	Financial volume traded (BRL)	Highest quotation (BRL)	Lowest quotation (BRL)	Quotation factor
03/31/2008	Shares	Common		St Ex	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros	184,678,477	31.08	24.25	R$ per unit
06/30/2008	Shares	Common		St Ex	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros	1,571,733,499	31.91	25.91	R$ per unit
09/30/2008	Shares	Common		St Ex	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros	382,904,526	27.49	20.52	R$ per unit
12/31/2008	Shares	Common		St Ex	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros	1,037,626,574	24.72	14.69	R$ per unit
03/31/2008	Shares	Preferred		St Ex	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros	10,046,389,152	34.38	26.34	R$ per unit
06/30/2008	Shares	Preferred		St Ex	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros	10,892,057,488	37.73	29.27	R$ per unit
09/30/2008	Shares	Preferred		St Ex	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros	10,343,480,060	31.68	23.43	R$ per unit
12/31/2008	Shares	Preferred		St Ex	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros	9,213,237,582	28.36	17.23	R$ per unit

PAGE 541 /623

18.4 – Trading volume and highest and lowest prices of securities traded

Reporting period	12/31/2007
Quarter	Security	Type	Class	Market	Administrative entity	Financial volume traded (BRL)	Highest quotation (BRL)	Lowest quotation (BRL)	Quotation factor
03/31/2007	Shares	Common		St Ex	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros	299,105,661	26.47	22.03	R$ per unit
06/30/2007	Shares	Common		St Ex	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros	162,375,313	31.22	24.51	R$ per unit
09/30/2007	Shares	Common		St Ex	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros	129,723,305	33.77	26.02	R$ per unit
12/31/2007	Shares	Common		St Ex	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros	268,465,797	35.70	29.64	R$ per unit
03/31/2007	Shares	Preferred		St Ex	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros	6,519,859,792	27.29	22.31	R$ per unit
06/30/2007	Shares	Preferred		St Ex	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros	8,073,688,413	30.52	24.39	R$ per unit
09/30/2007	Shares	Preferred		St Ex	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros	8,748,117,537	32.92	24.98	R$ per unit
12/31/2007	Shares	Preferred		St Ex	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros	10,395,896,621	37.76	30.24	R$ per unit

PAGE 542 /623

18.5 – Description of other securities issued

Security	Subscription Warrant
Security identification	VISA Cashflow Securitization - 2003 - 1
Issue date	07/10/2003
Maturity date	06/15/2011
Quantity (Units)	0
Total amount (BRL)	109,509,166.08
Restriction on circulation	Yes
Description of restriction	Securities may be purchased by qualified institutional investors only.
Convertibility	No
Possibility redemption	Yes
Redemption cases and value	Redemption cases and value are described in item 18.10.
Characteristics of securities	Characteristics of securities are described in item 18.10.
Conditions for altering rights guaranteed by these securities	Conditions for altering rights are described in item 18.10.
Other material characteristics	Other material characteristics are described in item 18.10.
Security	Subscription Warrant
Security identification	VISA Cashflow Securitization - 2003 - 2
Issue date	07/10/2003
Maturity date	06/15/2011
Quantity (Units)	0
Total amount (BRL)	26,741,132.14
Restriction on circulation	Yes
Description of restriction	Securities may be purchased by qualified institutional investors only.
Convertibility	No
Possibility redemption	Yes

PAGE 543 /623

18.5 – Description of other securities issued

Redemption cases and value	Redemption cases and value are described in item 18.10.
Characteristics of securities	Characteristics of securities are described in item 18.10.
Conditions for altering rights guaranteed by these securities	Conditions for altering rights are described in item 18.10.
Other material characteristics	Other material characteristics are described in item 18.10.
Security	Subscription Warrant
Security identification	MT 100 – SPC – Securitization Series 2003 – 1
Issue date	08/20/2003
Maturity date	08/20/2010
Quantity (Units)	0
Total amount (BRL)	59,946,634.31
Restriction on circulation	Yes
Description of restriction	Securities may be purchased by qualified institutional investors only.
Convertibility	No
Possibility redemption	Yes
Redemption cases and value	Redemption cases and value are described in item 18.10.
Characteristics of securities	Characteristics of securities are described in item 18.10.
Conditions for altering rights guaranteed by these securities	Conditions for altering rights are described in item 18.10.
Other material characteristics	Other material characteristics are described in item 18.10.
Security	Subscription Warrant
Security identification	Subordinate Debt
Issue date	12/17/2001
Maturity date	12/15/2011
Quantity (Units)	0

PAGE 544 /623

18.5 – Description of other securities issued

Total amount (BRL)	261,180,000.00
Restriction on circulation	Yes
Description of restriction	Securities may be purchased by qualified institutional investors only.
Convertibility	No
Possibility redemption	Yes
Redemption cases and value	Redemption cases and value are described in item 18.10.
Characteristics of securities	Characteristics of securities are described in item 18.10.
Conditions for altering rights guaranteed by these securities	Conditions for altering rights are described in item 18.10.
Other material characteristics	Other material characteristics are described in item 18.10.
Security	Subscription Warrant
Security identification	Subordinate Debt
Issue date	10/24/2003
Maturity date	10/24/2013
Quantity (Units)	0
Total amount (BRL)	870,600,000.00
Restriction on circulation	Yes
Description of restriction	Securities may be purchased by qualified institutional investors only.
Convertibility	No
Possibility redemption	Yes
Redemption cases and value	Redemption cases and value are described in item 18.10.
Characteristics of securities	Characteristics of securities are described in item 18.10.
Conditions for altering rights guaranteed by these securities	Characteristics of securities are described in item 18.10.
Other material characteristics	Other material characteristics are described in item 18.10.

PAGE 545 /623

18.5 – Description of other securities issued

Security	Subscription Warrant
Security identification	Subordinate Debt
Issue date	04/15/2004
Maturity date	04/15/2014
Quantity (Units)	0
Total amount (BRL)	564,142,500.00
Restriction on circulation	Yes
Description of restriction	Securities may be purchased by qualified institutional investors only.
Convertibility	No
Possibility redemption	Yes
Redemption cases and value	Redemption cases and value are described in item 18.10.
Characteristics of securities	Characteristics of securities are described in item 18.10.
Conditions for altering rights guaranteed by these securities	Conditions for altering rights are described in item 18.10.
Other material characteristics	Other material characteristics are described in item 18.10.
Security	Subscription Warrant
Security identification	Subordinate Debt
Issue date	09/29/2009
Maturity date	09/29/2019
Quantity (Units)	0
Total amount (BRL)	1,305,900,000.00
Restriction on circulation	Yes
Description of restriction	Securities may be purchased by qualified institutional investors only.
Convertibility	No
Possibility redemption	No

PAGE 546 /623

18.5 – Description of other securities issued

Characteristics of securities	Characteristics of securities are described in item 18.10.
Conditions for altering rights guaranteed by these securities	Conditions for altering rights are described in item 18.10.
Other material characteristics	Other material characteristics are described in item 18.10.
Security	Subscription Warrant
Security identification	Subordinate Debt
Issue date	08/16/2010
Maturity date	01/16/2021
Quantity (Units)	0
Total amount (BRL)	1,915,320,000.00
Restriction on circulation	Yes
Description of restriction	Securities may be purchased by qualified institutional investors only
Convertibility	No
Possibility redemption	Yes
Redemption cases and value	Redemption cases and value are described in item 18.10.
Characteristics of securities	Characteristics of securities are described in item 18.10.
Conditions for altering rights guaranteed by these securities	Conditions for altering rights are described in item 18.10.
Other material characteristics	Other material characteristics are described in item 18.10.

PAGE 547 /623

18.6 – Brazilian markets in which securities are admitted to trading

BM&F Bovespa

PAGE 548 /623

18.7 - Information on class and type of securities admitted to trading on foreign markets

ADR – BBD

a.         Country: United States of America

b.        Market: Secondary

c.         Entity managing market on which securities are admitted to trading: New York Stock Exchange (NYSE)

d.        Date admitted to trading: 10.01.2001

e.        Trading segment, if applicable: Stock Exchange

f.         Date listed in trading segment: 11.21.2001

g.         Foreign trading as a percentage of total trading volume for each class and type of share in the last period: 62%

h.        Depositary receipts on foreign exchanges as a proportion of each class and type of share, if applicable: 1:1 (one ADR per preferred share)

i.          Depositary bank, if applicable: The Bank of New York Mellon

j.          Custody institution, if applicable: Banco Bradesco S.A.

GDR – XBBDC

a.         Country: Spain

b.        Market: Secondary

c.         Entity managing market on which securities are admitted to trading: Latibex

d.        Date admitted to trading: 02.16.2001

e.        Trading segment, if applicable: Stock Exchange

f.         Date listed in trading segment: 02.16.2001

g.         Foreign trading as a percentage of total trading volume for each class and type of share in the last period: 0.05%

h.        Depositary receipts on foreign exchanges as a proportion of each class and type of share, if applicable: 1:1 (one ADR per preferred share)

i.          Depositary bank, if applicable: Iberclear

j.          Custody institution, if applicable: CBLC

PAGE 549 /623

18.8 – Public offerings of distribution made by the issuer or by third parties, including controlling block and associated companies or subsidiaries, in relation to issuer's securities

Banco Bradesco

•      On January 4, 2008, an Extraordinary General Meeting voted a R$ 1,200 million capital increase by issuing 27,906,977 new shares, of which 13,953,489 were common shares and 13,953,488 preferred. These transactions were approved by the Central Bank on March 27, 2008.

Interest held in Bovespa Holding (Other investments)

On October 26, 2007, Bradesco disposed of part of its interest in the capital of Bovespa Holding S.A. (Bovespa), through the process referring to the Initial Public Offering (IPO.)

Quantity of shares offered: totaling 288,066,125 shares, including a supplementary lot of 37,573,842 shares.

Price per share: R$ 23.00

Total amount of distribution: R$ 6,625,520,875.00

Interest held at Bolsa de Mercadorias & Futuros – BM&F S.A. (Other investments)

On November 30, 2007, Bradesco disposed of part of its interest in the share capital of the BM&F, through a process related to the Initial Public Offering (IPO).

Quantity of shares offered: totaling 299,184,846 shares, including a supplementary lot of 39,024,110 shares.

Price per share: R$ 20.00

Total amount of distribution: R$ 5,983,696,920.00

Visa Inc. (Other investments)

On March 31, 2008, Bradesco disposed of part of its interest in Visa Inc. through a process relating to the Initial Public Offering (IPO), which took place in the United States of America.

Cielo (formerly VisaNet Brasil) (Jointly controlled company)

•      On June 30, 2009, Bradesco disposed of part of its interest in Cielo (formerly VisaNet Brasil) through a process relating to the Initial Public Offering (IPO); and

•      On July 3, 2009, in light of the closure of Public Offering of shares of Cielo (formerly VisaNet Brasil), Bradesco sold a supplementary lot of shares, representing 2.2% of Cielo's share capital.

Quantity of shares offered: totaling 559,813,928 shares, including a supplementary lot of 71,651,149 shares.

Price per share: R$ 15.00

Total amount of distribution: R$ 8,397,208,920.00

CETIP (Other investments)

In the fourth quarter of 2009, Bradesco disposed of part of its interest in CETIP through a process related to the Initial Public Offering (IPO).

PAGE 550 /623

18.8 – Public offerings of distribution made by the issuer or by third parties, including controlling block and associated companies or subsidiaries, in relation to issuer's securities

Quantity of shares offered: totaling 67,797,926 shares, including a supplementary lot of 8,843,108 shares.

Price per share: R$ 13.00

Total amount of distribution: R$ 881,373,038.00

Laboratório Fleury (Other investments)

On December 15, 2009, Laboratório Fleury held an Initial Public Offering (IPO) for the following amounts, in which the Bradesco affiliate Integritas Participações had its holding altered from 97.38% to 70.95%.

Shares offered – quantity: totaling 39,389,570 shares, including a supplementary lot of 5,137,770 shares.

Price per share: R$ 16.00

Total value of distribution: R$ 630,233,120.00

PAGE 551 /623

18.9 - Description of issuer's public bids for other companies' shares

Bradesco has not made any bids for other companies' shares.

PAGE 552 /623

18.10 – Other material information

For further comparison purposes in item 18.4, the highest and lowest stock prices were adjusted depending on corporate events taking place in the periods.

Highest and lowest shares prices (without adjustments) for these periods are shown below.

Common Shares			Preferred Shares
Date	Minimum	Maximum	Date	Minimum	Maximum
1Q2007	40.90	87.48	1Q2007	40.50	90.26
2Q2007	40.50	51.60	2Q2007	40.33	50.47
3Q2007	43.00	55.80	3Q2007	41.30	54.44
4Q2007	48.99	59.00	4Q2007	50.01	62.45
1Q2008	40.01	51.36	1Q2008	43.46	56.86
2Q2008	28.50	45.20	2Q2008	32.20	51.90
3Q2008	22.57	30.24	3Q2008	25.77	34.85
4Q2008	16.16	27.19	4Q2008	18.95	31.20
1Q2009	16.77	21.54	1Q2009	19.32	25.55
2Q2009	19.22	25.55	2Q2009	22.77	31.39
3Q2009	21.91	29.50	3Q2009	26.57	35.70
4Q2009	27.20	31.35	4Q2009	33.65	38.70

Supplement to item 18.5: Describe securities issued other than shares, stating:

I.a) Securities: VISA Cashflow Securitization – 2003 – 1

b) Quantity	c) Value (US$)	d) Date of issue	e) Maturity date	f) Restriction on circulation	g) Convertibility
N/A	US$ 62,892,927.91(1)	07/10/03	06/15/2011	The securities may be bought by qualified institutional investors only	Non convertible

(1) Value corresponding to the percentage of Banco Bradesco on the outstanding balance of the principal on base date 12.31.2009. The original amount on the date of agreeing the transaction was US$ 400 million, divided between Bradesco and Banco do Brasil, in the proportion of 55.381512% and 44.618488% respectively.

G.I) POSSIBILITY OF REDEMPTION:

Optional Redemption:

The designated banks, jointly, may, at any time (including on the occurrence of a Tax Event), give irrevocable notice in writing, not less than 30 days in advance, to Visanet, Brazilian Merchant Voucher Receivables ("SPC") and the Trustee (defined below), requiring the SPC to redeem the securities in full at their corresponding redemption price. In addition, subject to the other designated banks' rights to take up their percentage of interest in the securities, and on condition of completing the rating test, any of these banks may at any time (including on the occurrence of a Tax Event) provide irrevocable written

PAGE 553 /623

18.10 – Other material information

notification not less than 60 days in advance to Visanet, the other designated banks, the SPC and the Trustee, requiring the SPC to redeem its percentage interest on the bonds in full, at the Repurchase Price for the Percentage of their interest, on a pro rata basis proportional to their outstanding securities. Any other series may be redeemed before the final payment date to the extent and in the manner provided for in the Indenture. Beyond the Redemption Premium, no other redemption premium shall be paid in the event of optional redemption of securities.

"Tax Event" means the occurrence of any event requiring Visanet, the Collections, or any Designated Bank to make additional payments to holders of the securities.

Mandatory Redemption:

On the occurrence of any of the "Acceleration Events" described below, the Series 2003-1 securities shall be redeemed in full through payment of the corresponding Series 2003-1 securities redemption price by the designated banks. The amount referring to this payment shall be used by the Trustee solely for redemption of Series 2003-1 securities. There shall be no payment of redemption premium due to mandatory redemption of Series 2003-1 securities.

G.II) FORMULA FOR CALCULATING REDEMPTION VALUE:

“Redemption price” shall be the amount in dollar equal to:

(a)       the balance of the securities (or in the case of partial redemption their proportional value);

(b)      interest accrued on the amount redeemed, but not paid, if applicable, but excluding redemption date;

(c)       any other amounts not paid in relation to the corresponding series;

(d)      in case of optional redemption, Compensation Premium (or, in the case of partial redemption, its proportional value), calculated as of redemption date, and;

(e)      all other amounts then due and payable under the terms of the transaction documents which would otherwise be owed by Collections.

“Compensation Premium” is an amount (not less than zero) equal to the present value (compounded on a quarterly basis) of future cash flows of principal and interest on securities redeemed (in both series at the same rate of 5.911% per annum), discounted at an annual rate equal to yield on sale of U.S. Treasuries (most recently published in the New York edition of The Wall Street Journal) with maturity nearest to the remaining weighted average life of the securities, calculated at the time of redemption, plus 0.50% per annum (or, solely in the case of optional redemption due to a Tax Event, plus 1.25% per annum), less the aggregate principal amount of the securities (or part thereof) to be redeemed, and in the case of the Series 2003-2 securities, less the difference between the aggregate principal amount of these securities (or part thereof) to be redeemed on that date and their cumulative value. To avoid any ambiguity, the aggregate value of the Series 2003-2 securities shall be equal to present value (compounded on a quarterly basis) of future cash flows (calculated at the rate of 4.777% per annum), discounted at the rate of 5.911%.

CHARACTERISTICS OF SECURITIES

H.I) MATURITY, INCLUDING EARLY MATURITY CONDITIONS:

PAGE 554 /623

18.10 – Other material information

Maturity: 06/15/2011.

Early Maturity:

Early Maturity Events (Defaults):

The Trustee (defined below), if so instructed by the Controlling Group of the Series, through notice in writing to the SPC, to each risk rating agency for the series, to Visanet and to each bank, may declare early maturity of the Series 2003-1 securities making them immediately due, and ask the banks to pay within two days of receiving this notification, at the repurchase price corresponding to this series in accordance with the corresponding percentage for said series, if any of the Early Maturity Events described below occur:

(a)       a bankruptcy event of or in relation to the SPC or Visanet;

(b)      a sentence or court ruling against the SPC or Visanet, or a decree or order issued by a court of competent jurisdiction, against which there can be no appeal, for the abovementioned payment of (i) USD 50,000 to the SPC or (ii) USD 5,000,000 to Visanet (in each case, if not covered by insurance) or, in each case, the equivalent amount in other currencies, and 60 days have passed since the date of the sentence, decree or measure without its being carried out;

(c)       a default of the Servicer (provided that Visanet or one of its affiliates is the Servicer) that may occur and when this causes a material adverse effect;

(d)      the SPC or Visanet becomes subject to regulations pertaining to an "investment company" under the United States Investment Company Act 1940, as amended;

(e)      (i) if Visanet is in default (as debtor or guarantor) of payment of principal or interest on outstanding loans in the amount of principal of at least USD 5,000,000 (or the equivalent in another currency), and this default continues beyond any applicable grace period (note that a default will not occur if (A) the loan is owed in a currency other than the Brazilian real, (B) under Brazilian law Visanet is unable to make this payment from Brazil in Brazilian reais or (C) Visanet offered to pay the creditor or an appropriate body, the scheduled repayments due on the loan in a manner permitted by applicable Brazilian law, until and unless (after that), the holder of the debt has brought legal action (or not halted, or not stated that they will soon halt, court proceedings initiated prior to the offer) only as a result of Visanet failing to pay this debt in a form then permitted by applicable Brazilian law), or (ii) any other event occurs, or condition exists, in relation to these loans that results in acceleration for the debt's maturity;

(f)       any authorization, license, permit, registration or approval required under the law of Brazil, the Cayman Islands or the United States: (i) to enable Visanet to legally fulfill and perform its obligations under the transaction documents (individually and/or as Servicer), (ii) allow the SPC to fulfill its obligations under the transaction documents or to exercise the rights expressly guaranteed to the SPC in the Sale Agreement and/or Bill of Sale or (iii) to ensure the legality, validity, enforceability or admissibility as evidence or proof in Brazil of the Sale Agreement and/or Bill of Sale, if no longer in full force and effect in any aspect, for at least 60 days, the effect of which is reasonably likely to have a material adverse effect;

(g)       an official or authority of the Brazilian government, the Cayman Islands or the United States takes any legislative, judicial or other action (including requiring processing of collections beyond that required in the transaction documents or the declaration of banking moratorium) that intervenes in the transaction documents (including the sale of receivables), prevents Visanet from meeting its obligations under the transaction documents and/or prevents Visanet from going about its business or running its operations or substantial part thereof, and such intervention may reasonably have a material adverse effect; noting that there shall be no default under the terms of this clause due to Visanet being barred by applicable Brazilian legislation from paying any additional amounts from Brazil in a currency other than the Brazilian real;

PAGE 555 /623

18.10 – Other material information

(h)      should there be any final and unappealable ruling of an administrative action or proceedings made against or Visanet or the SPC that could have a material adverse effect;

(i)        any representation or guarantee made by Visanet (except in its role as Servicer) or by the SPC in any transaction document (i) is false or incorrect in any respect, at the time it was made, (ii) this false or incorrect statement (or the current circumstances that made this statement false or incorrect) may not be remedied (or may be remedied but not within 60 days of written notification by the Trustee or any investor) and (iii) this false or incorrect statement may reasonably cause a material adverse effect;

(j)        except for payment, transfer or deposit obligations, Visanet (except in its role as Servicer) or the SPC fail to perform or fulfill any agreement or obligation in the transaction documents and this failure (i) may reasonably have a material adverse effect and (ii) continue for at least 15 business days after the first of (A) an authorized representative of Visanet or the SPC, as applicable, obtains knowledge of its existence or (B) delivery to Visanet or the SPC, as applicable, of written notification of such a fault by the SPC, the Trustee or any investor;

(k)       if the SPC no longer has a valid ownership interest, under all applicable laws, in the receivables, subject only to obligations to the Trustee and tax obligations, assessments and other governmental charges owed by the SPC but not yet due;

(l)        the Trustee shall cease to hold a first-priority interest in the securities, under all applicable laws, in full or in part of the guarantees free and clear of any obligation other than for taxes, assessments and other governmental charges owed by the SPC but not yet due;

(m)     Visanet seeks to sell, assign, convey or otherwise dispose of or secure the receivables to anyone other than the SPC;

(n)      any of the transaction documents ceases to be in full force and effect (unless this results from a bankruptcy, insolvency or similar proceedings being brought by or against Visa International or relates solely to such a transaction document being in full force and effect in relation to a designated bank), on condition that this fault in relation to a transaction, which relates only to one or more series will be a default only in relation to the corresponding series;

(o)      Visanet (except in its role as Servicer) fails to make any payment, transfer or deposit in the transaction documents (including payment of additional amounts unless paid when owed by Collections) and this default remaining unremedied for at least five business days (or in relation to deposit of collections in the applicable accounts two business days) after the date on which this payment, transfer or deposit ought to be made;

(p)      illegality in any Visanet or SPC transaction in any jurisdiction has a material adverse effect;

(q)      subject to the provisions of clause (n), a default shall have occurred in relation to any series for which payment of the redemption price was required;

(r)       Visanet shall cease to be (i) an authorized purchaser of Merchant Vouchers in Brazil, or (ii) the exclusive acquirer Merchant Vouchers in Brazil, except (A) any Visanet pre-acquirer, (B) foreign acquirers or (C) any authorized future acquirer under an amendment made to Visa's Operating Regulations or Corporate Bylaws (as amended in the course of time) after the closing date that does not lead to a material adverse effect;

PAGE 556 /623

18.10 – Other material information

(s)       Visa International makes payments to the Trustee in currency other than United States dollars, unless the rating agency's condition was met within 60 days of this event; or

(t)       there is a default applicable to this Series.

Notwithstanding the above, the situations described in items "j" or "o" existing for a period of up to five business days after the applicable grace period shall not constitute default, if such a delay or fault could not have been avoided through reasonable diligence on the part of Visanet or if this delay or fault were due to force majeure, riot, act of war, terrorism, epidemics, floods, weather, landslides, fires, earthquakes or similar causes. The first sentence, however, does not relieve Visanet of the obligation to make its best effort to fulfill its obligations in timely manner as per the transaction documents.

H.II) INTEREST:

5.911% p.a.

H.III) GUARANTEE AND, IF SECURED, DESCRIPTION OF OBJECT ASSET:

No guarantee.

H.IV) IN THE ABSENCE OF GUARANTEE, WHETHER CREDIT IS UNSECURED OR SUBORDINATE:

Unsecured credit.

H.V) ANY RESTRICTIONS IMPOSED ON THE ISSUER IN RELATION TO:

. distribution of dividends

None.

.disposal of certain assets

Mergers, consolidations and asset sales, the company must:

(a)       preserve and maintain its corporate existence;

(b)      preserve and maintain all its rights, franchises and privileges in the jurisdiction of its incorporation and the operations required to perform its obligations under the transaction documents (except, in each case to the extent to which any failure to hold these rights, franchises and privileges could not reasonably be expected to have a material adverse effect); and

c)         not consolidate or merge with any other person or convey, transfer or lease all or substantially all of its assets as a whole, whether in one single transaction or series of related transactions, to any person, unless (in relation to this clause "c"):

(i)        the bank ("Predecessor Company") is the continuing entity or person formed by consolidation or in which the Predecessor Company is merged, or that acquired or leased properties or assets of the Predecessor Company ("Successor Company") is a company organized and validly existing under the laws of Brazil or any other country with a long-term rating for foreign currency debt not secured by a rating agency, at least as high as that of Brazil on the same date; and

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(ii)       assume (jointly with the Predecessor Company, unless the Predecessor Company ceases to exist as a result of this consolidation or merger) all the Predecessor Company's obligations in the transaction documents immediately after concluding the transaction, no default or early amortization event has occurred and is underway;

(iii)      immediately after concluding the transaction, neither the Predecessor nor the Successor Company, as applicable, shall be in violation or breach of any of its related contractual obligations, agreements, obligations, representations or guarantees stated in the transaction documents;

(iv)      the Predecessor Company provide the Trustee with a legal opinion (which in terms of matters of fact may rely on a certificate and legal opinion for each company) stating that this merger, consolidation, sale, transfer or disposal has occurred and complies with the terms of the transaction documents and applicable law; that all preceding conditions relating to the transaction have been met; and the assumption by the Successor Company of the Predecessor Company's obligations under the transaction documents is sufficient for each of these transaction documents to constitute legal, valid and binding obligation on the Successor Company, that may be held against it (subject to usual bankruptcy exceptions), in accordance with its terms;

(v)       the Predecessor Company forwards notice of the transaction to the Trustee, and this notice shall contain the description of the transaction; and

(vi)      the rating agency's condition is met in relation to the transaction.

. taking on more debts

None.

. issuing new securities

None.

H.VI) THE TRUSTEE, INDICATING THE PRINCIPAL CONTRACTUAL TERMS:

The Bank of New York

The Indenture, a document signed between the Bank and Trustee, governing various rights and obligations of the parties in relation to issuance of securities, such as: definitions of terms used, general and specific characteristics of the securities, conditions and criteria for redemption and repurchase of securities, commitments assumed by the issuer, definition of default events and the means of ensuring their solution, rights of holders of securities, contractual, satisfaction of terms and detachment of securities and subordination among others. Services provided by the Trustee consist of reviewing issue of the documents, determining administrative and operational procedures for the accounts of holders of the securities; setting up a deposit account for the issue; servicing closing of accounts; monitoring fulfillment of the Indenture; receipt and distribution of remittances and payments of holders of securities; and preparation of annual tax fling for the Federal Tax authority and for holders of these securities, if applicable.

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I) CONDITIONS FOR ALTERING RIGHTS GUARANTEED BY THESE SECURITIES:

Additional Indenture and Amendments to Securities

Subject to certain exceptions relating to non-economic issues, SPC and the Trustee may (with the written consent of the designated banks, the Visanet and the parties controlling each series) over time and at any time, enter into an amendment to add a provision or change in any manner or eliminate any of the provisions of the securities or the Indenture, provided that such amendment without the consent of each holder of securities, does not affect them adversely in the following ways:

(a)       reduce the amount or delay the date of distributions to be made, or alter any payment date, or the place where payment is made, or the currency in which any note is to be paid, or prejudice the Trustee's right to bring action for enforcement of any payment or distribution;

(b)      authorize the disposal of guarantees or any part of them;

(c)       reduce the percentage of the outstanding balance of any series necessary for such an alteration, or reduce the percentage required for any waiver or instruction stipulated in the Indenture; or

(d)      substantially augment the Trustee's discretionary power.

J) OTHER MATERIAL CHARACTERISTICS:

All material features have been described above.

II.a) Securities: VISA Cashflow Securitization - 2003 - 2

b) Quantity	c) Value (US$)	d) Date of issue	e) Maturity date	f) Restriction on circulation	g) Convertibility
N/A	US$ 15,357,875.11 (1)	07/10/03	06/15/2011	The securities may only be purchased by qualified institutional investors	Non convertible

(1) Value corresponding to the percentage of Banco Bradesco on the balance of principal on base date 12.31.2009. The original amount on the date of agreeing the transaction was US$ 100 million, divided between Bradesco and Banco do Brasil, in the proportion of 55.381512% and 44.618488% respectively.

G.I) POSSIBILITY OF REDEMPTION:

Optional Redemption:

The designated banks, jointly, may at any time (including on the occurrence of a Tax Event), give irrevocable notice in writing not less than 30 days in advance to Visanet, the SPC and Trustee requiring the SPC to redeem the securities in full at their corresponding Redemption price. In addition, subject to the other designated banks' rights to take up their percentage of interest in the bonds, and on condition of completing the rating test, any of these banks may at any time (including on the occurrence of a Tax Event) provide irrevocable written notification not less than 60 days in advance to Visanet, the other designated banks, the SPC and the Trustee, requiring the SPC to redeem its percentage interest in the bonds in full, at the Repurchase Price for the Percentage of their Interest, on a pro rata basis proportional to their securities in circulation. Any other series may be redeemed before the final payment date to the extent and in the manner provided for in the Indenture. Beyond the Redemption Premium, no other redemption premium shall be paid in the event of optional redemption of securities.

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"Tax Event" means the occurrence of any event requiring Visanet, the Collections, or any Designated Bank to make additional payments to holders of the securities.

Mandatory Redemption:

If any of the "Early Maturity Events" described below occurs, the Series 2003-02 securities shall be redeemed in full through payment of the corresponding Series 2003-02 securities redemption price by the designated banks. The amount referring to this payment shall be used by the Trustee solely for redemption of Series 2003-01 securities. There shall be no payment of redemption premium due to mandatory redemption of Series 2003-2 securities.

G.II) FORMULA USED TO CALCULATE REDEMPTION VALUE:

“Redemption Price" shall be the amount in dollars equal to:

a)        the outstanding balance of the securities (or in the case of partial redemption, their proportional value);

b)        interest accrued but not paid, if applicable, on the amount redeemed, but excluding the redemption date;

c)         additional amounts not paid in relation to the corresponding series;

d)        in cases of optional redemption, the Compensation Premium (or, in the case of partial redemption, the proportional amount) is calculated as of redemption date; and

e)        all other amounts then due and payable under the terms of the transaction documents which would otherwise be owed by the Collections.

“Compensation Premium" shall be an amount (not less than zero) equal to the present value (compounded on a quarterly basis) of future cash flows of principal and interest on redeemed securities (in both series at the same rate of 5.911% per annum), discounted at an annual rate equal to sale yield (most recently published in the New York edition of The Wall Street Journal) of the US Treasury with maturity nearest to the remaining weighted average life of the securities calculated at the time of redemption plus 0.50% per annum (or, solely in the case of optional redemption due to a Tax Event, plus 1.25% per annum), less the aggregate principal amount of the securities (or part of them) to be redeemed, less in the case of the Series 2003-2 securities, the difference between the aggregate principal amount of these securities (or part of them) to be redeemed on this date and their cumulative value. The cumulative value of the Series 2003-2 securities shall be equal to the present value (compounded on a quarterly basis) of future cash flows (calculated at the rate of 4.777% per annum), discounted at the rate of 5.911%.

CHARACTERISTICS OF SECURITIES

H.I) MATURITY, INCLUDING EARLY MATURITY CONDITIONS:

Maturity: 06/15/2011

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Early Maturity:

Early Maturity Events (Defaults):

The Trustee (defined below), if so instructed by the Controlling Group of the Series, through notice in writing to the SPC, to each risk rating agency for the series, to Visanet and to each bank may declare early maturity of the Series 2003-2 securities making them immediately due, and ask the banks to pay within two days of receiving this notification, the repurchase price corresponding to this series in accordance with the corresponding percentage for said series, if any of the Early Maturity Events described below occur:

(a)       a bankruptcy event in relation to the SPC or Visanet;

(b)      a sentence or court ruling against the SPC or Visanet, or a decree or order issued by a court of competent jurisdiction, against which there can be no appeal, for the abovementioned payment of (i) USD 50,000 to the SPC or (ii) USD 5,000,000 to Visanet (in each case, if not covered by insurance) or, in each case, the equivalent amount in other currencies, and 60 days have passed since the date of the sentence, decree or measure without its being carried out;

(c)       a default of the Servicer (provided that Visanet or one of its affiliates is the Servicer) that may occur and when this cause a material adverse effect;

(d)      the SPC or Visanet becomes subject to regulations pertaining to an "investment company" under the United States Investment Company Act 1940, as amended;

(e)      (i) if Visanet is in default (as debtor or guarantor) of payment of principal or interest on outstanding loans in the amount of principal of at least USD 5,000,000 (or the equivalent in another currency), and this default continues beyond any applicable grace period (note that a default will not occur if (A) the loan is owed in a currency other than the Brazilian real, (B) under Brazilian law Visanet is unable to make this payment from Brazil in Brazilian reais or (C) Visanet offered to pay the creditor or an appropriate body, the scheduled repayments due on the loan in a manner permitted by applicable Brazilian law, until and unless (after that), the holder of the debt has brought legal action (or not halted, or not stated that they will soon halt, court proceedings initiated prior to the offer) only as a result of Visanet failing to pay this debt in a form then permitted by applicable Brazilian law), or (ii) any other event occurs, or condition exists, in relation to these loans that results in acceleration for the debt's maturity;

(f)       any authorization, license, permit, registration or approval required under the law of Brazil, the Cayman Islands or the United States: (i) to enable Visanet to legally fulfill and perform its obligations under the transaction documents (individually and/or as Servicer), (ii) allow the SPC to fulfill its obligations under the transaction documents or to exercise the rights expressly guaranteed to the SPC in the Sale Agreement and/or Bill of Sale or (iii) to ensure the legality, validity, enforceability or admissibility as evidence or proof in Brazil of the Sale Agreement and/or Bill of Sale, if no longer in full force and effect in any aspect, for at least 60 days, the effect of which is reasonably likely to have a material adverse effect;

(g)       an official or authority of the Brazilian government, the Cayman Islands or the United States takes any legislative, judicial or other action (including requiring processing of collections beyond that required in the transaction documents or the declaration of banking moratorium) that intervenes in the transaction documents (including the sale of receivables), prevents Visanet from meeting its obligations under the transaction documents and/or prevents Visanet from going about its business or running its operations or substantial part thereof, and such intervention may reasonably have a material adverse effect; noting that there shall be no default under the terms of this clause due to Visanet being barred by applicable Brazilian legislation from paying any additional amounts from Brazil in a currency other than the Brazilian real;

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(h)      should there be any final and unappealable ruling of an administrative action or proceedings made against or Visanet or the SPC that could have a material adverse effect;

(i)        any representation or guarantee made by Visanet (except in its role as Servicer) or by the SPC in any transaction document (i) is false or incorrect in any respect at the time it was made, (ii) this false or incorrect statement (or the current circumstances that made this statement false or incorrect) may not be remedied (or may be remedied but not within 60 days of written notification by the Trustee or any investor) and (iii) this false or incorrect statement may reasonably have a material adverse effect;

(j)        except for payment, transfer or deposit obligations, Visanet (except in its role as Servicer) or the SPC fail to perform or fulfill any agreement or obligation in the transaction documents and this failure (i) may reasonably have a material adverse effect and (ii) continue for at least 15 business days after the first of (A) an authorized representative of Visanet or the SPC, as applicable, obtains knowledge of its existence or (B) delivery to Visanet or the SPC, as applicable, of written notification of such a fault by the SPC, the Trustee or any investor;

(k)       if the SPC no longer has a valid ownership interest under all applicable laws, in the receivables, subject only to obligations to the Trustee and tax obligations, assessments and other governmental charges owed by the SPC but not yet due;

(l)        the Trustee shall cease to hold a first-priority interest in the securities, under all applicable laws, in full or in part of the guarantees free and clear of any obligation other than for taxes, assessments and other governmental charges owed by the SPC but not yet due;

(m)     Visanet seeks to sell, assign, convey or otherwise dispose of or grant a guarantee on the receivables to anyone other than the SPC;

(n)      any of the transaction documents ceases to be in full force and effect (unless this results from a bankruptcy, insolvency or similar proceedings being brought by or against Visa International or relates solely to such a transaction document being in full force and effect in relation to a designated bank), on condition that this fault in relation to a transaction, which relates only to one or more series will be a default only in relation to the corresponding series;

(o)      Visanet (except in its role as Servicer) fails to make any payment, transfer or deposit in the transaction documents (including payment of additional amounts unless paid when owed by Collections) and this fault remaining unremedied for at least five business days (or in relation to deposit of collections in the applicable accounts two business days later) after the date on which this payment, transfer or deposit ought to be made;

(p)      illegality in any Visanet or SPC transaction in any jurisdiction has a material adverse effect;

(q)      subject to the provisions of clause "n", the default must have occurred in relation to any series for which the corresponding redemption price has been required to be paid;

(r)       Visanet shall cease to be (i) an authorized purchaser of Merchant Vouchers in Brazil, or (ii) the exclusive acquirer of Merchant Vouchers in Brazil, except (A) any Visanet pre-acquirer, (B) foreign acquirers or (C) any authorized future acquirer under an amendment made to Visa's Operating Regulations or Corporate Bylaws (as amended in the course of time) after the closing date that does not lead to a material adverse effect;

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(s)       Visa International makes payments to the Trustee in currency other than United States dollars, unless the rating agency's condition was met within 60 days of this event; and

(t)       there is a default applicable to this Series.

Notwithstanding the above, the situations referred to in items "j" or "o" existing for a period of up to five business days after the applicable grace period shall not constitute default if this delay or fault could not have been avoided by reasonable diligence on the part of Visanet or if this delay or fault was caused by force majeure, riot, act of war, terrorism, epidemics, floods, weather, landslides, fires, earthquakes or similar causes. The first sentence, however, does not relieve Visanet of the obligation to make its best effort to fulfill its obligations in a timely manner as per the transaction documents.

H.II) INTEREST:

4.77% p.a.

H.III) GUARANTEE AND, IF SECURED, DESCRIPTION OF OBJECT ASSET:

No guarantee.

H.IV) IN THE ABSENCE OF GUARANTEE, WHETHER CREDIT IS UNSECURED OR SUBORDINATE:

Unsecured credit.

H.V) ANY RESTRICTIONS IMPOSED ON THE ISSUER IN RELATION TO:

. distribution of dividends

None.

. disposal of certain assets

Mergers, consolidations and asset sales, the company must:

(a)       preserve and maintain its corporate existence;

(b)      preserve and maintain all its rights, franchises and privileges in the jurisdiction of its incorporation and the operations required to perform its obligations under the transaction documents (except, in each case to the extent to which any failure to hold these rights, franchises and privileges could not reasonably be expected to have a material adverse effect); and

c)         not consolidate or merge with any other person or convey, transfer or lease all or substantially all of its assets as a whole, whether in one single transaction or series of related transactions, to any person, unless (in relation to this clause "c"):

(i)        the bank ("Predecessor Company") is the continuing entity or person formed by consolidation or in which the Predecessor Company is merged or that acquired or leased properties or assets of the Predecessor Companies ("Successor Company") is a company organized and validly existing under the laws of Brazil or any other country with a long-term rating for foreign currency debt not secured by a rating agency, at least as high as that of Brazil on the same date; and

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(ii)       assume (jointly with the Predecessor Company, unless the Predecessor Company ceases to exist as a result of this consolidation or merger) all the Predecessor Company's obligations in the transaction documents immediately after concluding the transaction, no default or early amortization event has occurred or is underway;

(iii)      immediately after concluding the transaction, neither the Predecessor nor the Successor Company, as applicable, shall be in violation or breach of any of its related contractual obligations, agreements, obligations, representations or guarantees stated in the transaction documents;

(iv)      the Predecessor Company provides the Trustee with a legal opinion (which in terms of matters of fact may rely on a certificate and legal opinion for each company) stating that this merger, consolidation, sale, transfer or disposal has occurred and complies with the terms of the transaction documents and applicable law; that all preceding conditions relating to the transaction have been fulfilled; and the Successor Company's having assumed the Predecessor Company's obligations under the transaction documents is sufficient for each of these transaction documents to constitute legal, valid and binding obligation on the Successor Company, that may be held against it (subject to usual bankruptcy exceptions), in accordance with its terms;

(v)       the Predecessor Company forwards notice of the transaction to the Trustee, and this notice shall contain the description of the transaction; and

(vi)      the rating agency's condition in relation to the transaction is fulfilled.

. taking on more debts

None.

. issuing new securities

None.

H.VI) THE TRUSTEE, INDICATING THE PRINCIPAL TERMS OF THE CONTRACT

The Bank of New York

The Indenture, a document signed between the Bank and Trustee, governing various rights and obligations of the parties in relation to issuance of securities, such as: definitions of terms used, general and specific characteristics of the securities, conditions and criteria for redemption and repurchase of securities, commitments assumed by the issuer, definition of default events and the means of ensuring their solution, rights of holders of securities, contractual, satisfaction of terms and detachment of securities and subordination among others. Services provided by the Trustee consist of reviewing issue of the documents, determining administrative and operational procedures for the accounts of holders of the securities; setting up a deposit account for the issue; servicing closing of accounts; monitoring fulfillment of the Indenture; receipt and distribution of remittances and payments of holders of securities; and preparation of annual tax fling for the Federal Tax authority and for holders of these securities, if applicable.

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I) CONDITIONS FOR ALTERING RIGHTS GUARANTEED BY THESE SECURITIES

Additional Indenture and Alterations of Securities

Subject to certain exceptions relating to non-economic matters, the SPC and the Trustee may (with written consent from the designated banks, Visanet and the parties controlling each series) over time and at any time, may make an amendment to add any provision or in any way alter or eliminate any of the provisions of the securities or the Indenture, on condition that this alteration, without the consent of each holder of securities, does not affect them adversely in the following ways:

(a)       reduce the amount or delay the date of distributions to be made, or alter any payment date, or the place where payment is made, or the currency in which any note is to be paid, or prejudice the Trustee's right to bring action for enforcement of any payment or distribution;

(b)      authorize the disposal of guarantees or any part of them;

(c)       reduce the percentage of the outstanding balance of any series necessary for this alteration, or reduce the percentage required for any waiver or instruction stipulated in the Indenture, or (d) substantially augment the discretionary power of the Trustee.

J) OTHER RELEVANT CHARCTERISTICS

All material features have been described above.

III. a) Securities: MT 100 – SPC – Securitization Series 2003 - 1

b) Quantity	c) Value (US$)	d) Date of issue	e) Maturity date	f) Restriction on circulation	g) Convertibility
N/A	US$ 34,428,345.00 (1)	08/20/2003	08/20/2010	The securities may only be purchased by qualified institutional investors	Non convertible

(1) Value corresponding to Banco Bradesco percentage of principal outstanding on base date 12.31.2009. The original total value on the base date for agreeing the transaction is US$ 200 million.

G.I) POSSIBILITY OF REDEMPTION:

Optional Redemption:

The Bank may, at any time, by giving irrevocable notice in writing not less than 30 days in advance to the International Diversified Payment Rights Company ("SPC") and the Trustee, redeem all or part of the 2003-1 Series Securities before the expected final payment date, at the Redemption Price of these Series 2003-1 securities.

G.II) FORMULA FOR CALCULATING REDEMPTION VALUE:

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“Redemption Price" of any series means, on any date of determination, an amount in the relevant currency equal to the sum of: (a) the Balance Outstanding of this Series (or in the event of partial redemption, the part to be redeemed), (b) all interest accrued but not paid (if any) on the amount of principal redeemed until Redemption Date, but excluding the latter date, (c) all Additional Amounts that have not been paid related to this Series, (d) Compensation Premium (if any) for the Series (or, in case of partial redemption, the party to be redeemed) until Redemption Date, but excluding the latter date, (e) any amounts not refunded and paid out under any Guarantee of the Series (plus any interest on them) plus the pro rata installment of the Series (based on the balance on Redemption Date of each Series covered by this Guarantee) of any premium, fees or other amounts owed to any Guarantor for any Guarantee(s) related to the Series and (f) all other amounts then due and payable under the terms of the Transaction Documents (other than the Originator's Note) in relation to the Series (including any such amounts so identified in the pertinent Supplementary Indenture to be included in the Redemption Price for the Series, and any premium for prepayment to be paid to any pertinent Guarantor).

“Compensation Premium" (a) on any date of determination relating to the Series 2003-1 Notes will be equal to the difference (but not less than zero) between (i) the present value (compounded on a quarterly basis) until this date of future cash flows of principal and interest on the Series 2003-1 Notes (or part of them) being redeemed (or prepaid in advance due to an Early Amortization Event), discounted at an annual rate equal to the sales yield (most recently published in the New York edition of The Wall Street Journal, New York) of US Treasuries for the maturity date nearest the remaining weighted average life of the Series 2003-1 Notes, calculated at the time of redemption (or prepayment), plus 0.50% per annum and (ii) the aggregate principal amount of Series 2003-1 Notes (or part of them) to be redeemed (or prepaid) and (b) in relation to other Series, the amount (if any) is specified in the pertinent Supplementary Indenture.

CHARACTERISTICS OF SECURITIES

H.I) MATURITY, INCLUDING EARLY MATURITY CONDITIONS:

Maturity: 08/20/2010.

Early Amortization Event.

"Early Amortization Events" for each Series will be specified in the pertinent Supplementary Indenture. The following will be designated as Early Amortization Events for Series 2003-1 Notes:

(a)       the SPC not having made any monetary payment, transfer or deposit required of it under any Transaction Documents, except in relation to payments of (i) principal or interest owed on Series 2003-1 Notes or (ii) any payments owed on Series 2003-1 Notes on their Final Scheduled Payment Date (bearing in mind that no grace period applies to any of them), and this default continues for at least three Business Days after the date on which money payment, transfer or deposit is required to be made (noting that any withdrawals made from the Coverage Reserve Account or any Guarantee in order to make a payment on the Notes will constitute noncompliance by the SPC),

(b)      any declaration or guarantee by the SPC in any Transaction Document is untrue or incorrect in any sense at the time it was made or deemed made, and it may be reasonably expected that the above untrue or incorrect statement (or the concrete circumstances that made the statement untrue or incorrect), separately or as a whole, has a Material Adverse Effect,

(c)       a ruling, decision or order of any court, or other governmental authority, or arbitrator, or order to pay a sum in money has been issued against the SPC and this ruling, decision or order is for an amount which together with the amounts of all other sentences, decisions or orders made against the SPC exceeds US$ 50,000 (or its equivalent in any other currency), except: (i) during any time within 30 days of issuing such a ruling, decision or order, (ii) during the period in which the suspension of such a ruling, order or decision is pending until 30 days after the termination of such suspension or (iii) after fulfilling this ruling, decision or order,

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(d)      (i) the SPC files for bankruptcy proceedings or another action: (A) under any applicable law, in force now or in the future, of any domestic or foreign jurisdiction, relating to bankruptcy, insolvency, reorganization, suspension of payments or composition (concordata), seeking to obtain a declaration of bankruptcy or insolvency, or reorganization, composition with creditors, liquidation, dissolution, debt renegotiation or other request for debt relief for the company or its obligations or (B) seeking the designation of a trustee, receiver, liquidator, custodian, intervener or other similar authority for itself or any substantial part of its assets or a general assignment in favor of its creditors, (ii) a spontaneous bankruptcy petition, proceeding or other action of the nature mentioned in clause (i) is initiated against the SPC and that (A) results in a declaration of bankruptcy or any court ruling or appointment or (B) remain in full effect for a period of at least 90 days after the SPC is informed of the fact, (iii) an application for bankruptcy proceedings or other action is brought against SPC for an order of seizure, foreclosure, retention of assets or similar process against any substantial part of its assets which results in the issue of a ruling declaring bankruptcy, and remain in full effect within 90 days from its issuance, (iv) admit in writing its inability to pay its debts when due, (v) makes a general assignment in favor of its creditors or (vi) take any corporate action to corroborate and indicate its consent, approval or acquiescence with or for any of the above,

(e)      any authorization, license, consent, registration or approval required under or by applicable laws of Brazil, Cayman Islands, the United States or of any pertinent jurisdiction to allow SPC to fulfill its obligations under the Transaction Documents to which it is party cease to be in full force and effect: and (i) this situation, separately or together, may be reasonably expected to have a Material Adverse Effect and (ii) if this situation may be remedied, it continues for a period of at least 30 days,

(f)       unless as specifically stipulated in clause (a), the SPC fails to fulfill in any respect any of its obligations under the Transaction Documents, and this non-fulfillment, separately or as a whole, may reasonably be expected to have a Material Adverse Effect, and remain unremedied for at least 15 days after an authorized officer of SPC has been informed of this non-fulfillment,

(g)       in any Quarterly Reporting Period, 70% of Receipts during this period have been deposited by the Payer Banks in Concentration Accounts at Designated Depositary Banks except for non-Brazilian branches of Banco Bradesco or other non-Brazilian offices,

(h)      there has been default in relation to the 2003-1 Notes,

(i)        subject to Banco Bradesco's right to have the Coverage Reserve Account covered on either: (i) Quarterly Financial Date, the Debt Servicing Coverage Ratio for the previous quarterly reporting period were less than 7:1 x or (ii) Monthly Financial Data, the Debt Servicing Coverage Ratio for the previous Monthly Reporting Period were less than 4:1 x (taken together "Debt Servicing Coverage Tests for the 2003-1 Series", and together with comparable tests for any other series as specified in the applicable Supplementary Indenture, each of them a "Debt Servicing Coverage Test"),

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(j)        during any Quarterly Reporting Period, any Designated Depositary Bank should set off a credit against the SPC, the Trustee or any their affiliates for Receipts and aggregate amount of these compensation credits not settled exceed US$ 1,000,000 for at least Five Business Days after the SPC or Trustee, as applicable, is informed of the fact,

(k)       any litigation, arbitration or administrative proceedings be brought against SPC that may reasonably be expected, separately or as a whole, to have a Material Adverse Effect,

(l)        an Early Amortization Period be declared (or be automatically deemed to exist) for any Series of Notes, except Series 2003-1 Notes,

(m)     (i) the rating placed on Series 2003-1 Notes by any rating agency is reduced to below "BB" by S&P or "Ba2" by Moody's and (ii): (A) at the end of any fiscal quarter, Banco Bradesco is not satisfying any minimum capital level for risk coverage plus 0.5% required by the Central Bank or another Brazilian government authority or (B) at the end of any reporting period, Banco Bradesco's minimum capital level for risk coverage, calculated pursuant to the Basel Accord methodology, which determined the minimum capital requirement to withstand risks specified in the document "International Convergence of Capital Measurement and Capital Standards" dated July 1988 (and subsequent amendments) (or replacements) is, as determined in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") in each quarter ended December 31, and in relation to every other quarter, determined in accordance with accounting principles generally accepted in Brazil until such time as Banco Bradesco prepares quarterly financial statements in accordance with U.S. GAAP, at which time, in accordance with U.S. GAAP, is less than the minimum plus 0.5% required under these principles for banks in signatory nations (whether or not Brazil is a signatory nation); with the proviso that, in order to avoid any ambiguity, no provision in clause (ii) above will require Banco Bradesco (A) to use U.S. GAAP in any quarter other than the quarter ended December 31 or (B) to provide or publish a minimum capital level for risk coverage under the above mentioned Basel Accord in any context other than the reports delivered to the parties to this transaction, or this level to be checked or otherwise confirmed by others, or

(n)      the SPC becomes subject to "investment company" regulations pursuant to the Investment Company Act.

Notwithstanding the above, an event mentioned in clause (a) that occurs for a period of up to seven Business Days after the grace period, or in clause (f) for a period of up to 30 days after the grace period applicable shall not constitute an Early Amortization Event for Series 2003-1 Notes if this delay or non-fulfillment could not reasonably have been avoided by the exercise of reasonable diligence by SPC, or if this delay or non-fulfillment was caused by force majeure, riot, war, terrorism, epidemic, flooding, weather, landslides, fire, earthquake or similar causes. However, the previous sentence does not relieve the SPC of the obligation to make its best efforts to fulfill its obligations under the Transaction Documents in good time.

Early Maturity:

Early Maturity Events (Defaults):

(a)       any declaration or guarantee provided by Banco Bradesco (except in its role as Administrator) in any Transaction Document to which it is a party is untrue or incorrect in any sense at the time it was given, and that said untrue or incorrect statement (or the specific circumstances that made such a statement untrue or incorrect), separately or together, may reasonably be expected to cause a Material Adverse Effect,

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(b)      except as specifically stipulated in another default, Banco Bradesco (except in its role as Administrator) fails to observe or fulfill any of its obligations specified in the Transaction Documents to which it is a party, and said failure, separately or together, may reasonably be expected to cause a Material Adverse Effect, and continues unremedied for at least 15 days after an authorized officer of Banco Bradesco was informed of this non-fulfillment,

(c)       Banco Bradesco (except in its role as Administrator) fails to make any monetary payment, transfer or deposit required under the Transaction Documents and this non-fulfillment continues for at least three Business Days after the date on which this payment, transfer or cash deposit is required,

(d)      If Banco Bradesco or an affiliate of the latter is the Administrator, there has been a default by the Administrator, which might reasonably be expected, separately or together, to have a Material Adverse Effect,

(e)      the SPC ceases to have a valid interest, under Brazilian law, in the Diversified Payment Rights, subject only to the withdrawal rights of the Trustee and tax liens, levies or other governmental charges payable by the SPC and not yet due or enforceable,

(f)       any authorization, license, consent, registration or approval required in Brazil or under the applicable laws of Brazil or any other relevant jurisdiction: (i) to enable Banco Bradesco (acting individually through its Grand Cayman branch and/or as the Administrator) to lawfully agree to and perform its obligations under the Transaction Documents to which it is a party, (ii) to enable the SPC to exercise the rights granted to it in the Origination Contract and/or Bill of Sale and/or (iii) to ensure legality, validity, enforceability and/or admissibility as evidence in Brazil of the Origination of Contract and/or Bill of Sale, cease to be in full force and effect, and therefore separately or together, may reasonably be expected to have a Material Adverse Effect; noting in relation to each of the above clauses that: (A) certain Central Bank authorizations may be required relating to any foreign currency payments made by Banco Bradesco from Brazil, and there can be no assurance that such authorizations will be obtained and (B) this clause does not cover notarizations, consolidations , sworn translations, registrations and other standard formalities for admissibility as evidence in Brazil for the Transaction Documents (except those expressly agreed by Banco Bradesco or the SPC),

(g)       Banco Bradesco intends to sell or otherwise transfer a lien on any of the Diversified Payment Rights to any person other than the SPC,

(h)      Banco Bradesco ceases to be authorized under the laws of Brazil, as a bank with permission to conduct general commercial banking business and process payments relating to Diversified Payment Rights,

(i)        Banco Bradesco (i) files an application for bankruptcy proceedings or another action: (A) under any applicable law, in force now or in the future, of any domestic or foreign jurisdiction, relating to bankruptcy, insolvency, reorganization, suspension of payments or creditor composition (concordata), applying to obtain a declaration of bankruptcy or insolvency, or reorganization, composition with creditors, liquidation, dissolution, debt renegotiation or other request for debt relief for itself or its obligations or (B) applying for the appointment of a trustee, receiver, liquidator, custodian, intervener or other similar authority for itself or any substantial part of its assets, or a general assignment in favor of its creditors, (ii) a

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spontaneous bankruptcy petition, proceeding or other action of the nature mentioned in clause (i) is brought against it and (A) results in the declaration of bankruptcy or any court order or appointment or (B) remains in full effect for a period of at least 60 days after Banco Bradesco is informed of the fact, (iii) an application for bankruptcy proceedings or another action is brought against it seeking a writ for arrest, foreclosure, withholding of assets or similar process against any substantial part of its assets, which results in the issue of a declaration of bankruptcy, and remains in full effect for 60 days after being proffered, (iv) any action is brought against it for intervention (meaning an intervention under Brazilian Law No. 6,024 of March 13, 1974 (and subsequent amendments) or any similar action under this law or any other applicable law) in accordance with any banking laws or regulatory requirements laws or bankruptcy laws in force in Brazil, the Cayman Islands or the United States (in each case including any political subdivision of the latter), (v) liquidation proceedings are brought against it under any insolvency laws or rules of any jurisdiction, (vi) admits in writing its inability to pay its debts when due, or (vii) makes a general assignment in favor of its creditors, or (viii) takes any corporate action (or similar action) to corroborate and indicate its consent to, approval of, or acquiescence with, any of the above measures,

(j)        a ruling, decision or order of any court, or other governmental authority or arbitrator, or order for payment of a sum of money is issued against Banco Bradesco and this ruling, decision or order is for an amount which, together with the amounts of all other rulings, decisions or orders against Banco Bradesco that have not been met, exceeds US$ 25,000,000 (or the equivalent in any other currency), except: (i) during any time within 60 days of issuance of such a ruling, decision or order, (ii) during the period in which suspension of such a ruling, order or decision is pending until 60 days after the termination of such suspension (iii) after compliance with such a ruling, decision or order,

(k)       (i) any of the Transaction Documents cease to be in full force and effect for any reason and this fact separately or together may reasonably be expected to have a Material Adverse Effect, or (ii) Banco Bradesco, or the Administrator or, in relation to any Guarantee, the pertinent Guarantor appropriate, should so claim; except that, in relation to clause (i), any such claim by a Guarantor in relation to clause (ii), any such event related to a Transaction Document that refers only to one or more Series (such as any Guarantee of this Series) shall be a default only in relation to this Series,

(l)        any governmental or other action (including a banking moratorium) taken by the governments of Brazil or the Cayman Islands should occur in relation to, or any legislative, judicial, regulatory or other governmental measure is adopted that intervenes in the Transaction Documents, obliging Bradesco to take any measure that might prejudice (or refrain from taking any action that would avoid prejudicing) the rights or interest of the SPC, the Trustee and/or any other beneficiary under the Transaction Documents or prevent Banco Bradesco (including any of its branches) from continuing its business of processing Diversified Payment Rights or related transactions (or a substantial part of them) (including forwarding Receipts and/or cause any payment obligation that would otherwise be a Diversified Payment Rights not to be included in the definition of the latter) and that such intervention or another measure, separately or together, may reasonably be expected to have a Material Adverse Effect; except that no Material Adverse Effect shall be deemed to have occurred due to the fact of Brazilian law preventing Banco Bradesco from making a default payment from Brazil in currency other than the Brazilian real,

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(m)     any litigation, arbitration or administrative proceedings be brought against Banco Bradesco that separately or together might reasonably be expected to have a Material Adverse Effect,

(n)         any governmental authority should confiscate, seize, compulsorily purchase, nationalize or expropriate all or a substantial part of Banco Bradesco's assets or business,

(o)      in any Quarterly Reporting Period, less than 50% of receipts during the period have been deposited by the Debtor Banks in Concentration Accounts in Designated Depositary Banks except in Banco Bradesco's non-Brazilian branches or other non-Brazilian offices,

(p)      (i) Banco Bradesco defaults (as principal, guarantor or surety) on the payment of any principal, interest, or premium to be paid in relation to any guarantee of any debt borrowed or payment of any Defaulting Payment Series in each case the amount of principal outstanding debt or Series is at least US$ 25,000,000 in total (or their equivalent in another currency) and such default continues for a period equal to the applicable grace period or (A) any other event should occur, or any condition to come into being in relation to any such debt by borrowing resulting in early maturity of such debt or (B) a Defaulting Payment must be made by Banco Bradesco in relation to any other Series in each case the amount mentioned in clause (i),

(q)      the SPC claims that any of the Transaction Documents to which it is party are not, for whatever reason, in full force and effect against it, or

(r)       the Trustee ceases to have: a first-degree in rem guarantee under the law of New York or the Cayman Islands in all or any part of the Guarantee or (ii) in as far as possible, a first-degree in rem guarantee perfected under the law of New York or the Cayman Islands in all or any part of the Guarantee.

H.II) INTEREST:

6.75% p.a.

H.III) GUARANTEE AND, IF SECURED, DESCRIPTION OF THE OBJECT ASSET:

No guarantee.

H.IV) IN THE ABSENCE OF GUARANTEE, WHETHER THE CREDIT IS UNSECURED OR SUBORDINATE:

Unsecured credit.

H.V) ANY RESTRICTIONS IMPOSED ON THE ISSUER IN RELATION TO:

. distribution of dividends

None.

. disposal of certain assets

Mergers, Consolidations and Asset Sales:

Banco Bradesco (individually and acting through its Grand Cayman branch as applicable) agrees not to undertake any merger or consolidation with, or sale, disposal or other transfer (directly or indirectly) of all or substantially all its assets (in one single transaction or a series of related ones) to any person, unless:

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(i)        (A) in relation to any merger or consolidation, Banco Bradesco be the surviving entity, or (B) this person assumes in writing all rights and obligations of Banco Bradesco under the Transaction Documents (both individually and as Administrator) and Banco Bradesco (or this person) delivers to the Trustee legal opinion in form and substance reasonably satisfactory to the Trustee and Banco Bradesco stating that (1) this assumption is sufficient for this contract to constitute a legal valid and binding obligation on this person, enforceable against it (subject to the usual exceptions in relation to insolvency or bankruptcy) in accordance with its terms and (2) after this assumption, the SPC shall continue to have absolute ownership of all right, title and interest in the Diversified Payment Rights as per the Origination Contract and Bill of Sale, and

(ii)       each Rating Agency has notified the Trustee in writing that this merger, consolidation, sale, disposal or transfer will not cause this Rating Agency to withdraw or lower its rating(s) placed on any Series (determined without taking into account any applicable guarantee that is a financial guarantee insurance policy or similar guarantee in relation to this Series, but after undertaking this merger, consolidation, sale, transfer or conveyance) to a level below the then current ratings of this Series and its initial ratings.

. issuing new securities

None.

H.VI) THE TRUSTEE, INDICATING THE PRINCIPAL CONTRACTUAL TERMS:

The Bank of New York is the Trustee under the Issue Indenture

The Issue Indenture document agreed by the SPC and Trustee governs various rights and obligations of the parties in relation to issuance of securities, such as: definitions of terms used, general and specific characteristics of the securities, conditions and criteria for redemption and repurchase of securities, commitments assumed by the issuer, definition of default events and means of settling them, rights of holders of securities, contractual, satisfaction of terms and detachment of securities, and subordination, among others. The services provided by the Trustee consist of reviewing issue documents, and determining of administrative and operational procedures for the accounts of holders of the securities; setting up a deposit account for the issue; servicing closing of accounts; monitoring compliance with the issue indenture; receipt and distribution of remittances and payments of holders of securities; and preparation of annual tax fling for the Federal Tax authority and for holders of these securities, if applicable.

I) CONDITIONS FOR ALTERING RIGHTS GUARANTEED BY THESE SECURITIES:

Notices; Note Holder Meetings

All notices to Series 2003-1 Note Holders will be deemed to have been duly delivered if sent by registered mail to Series 2003-1 Note Holders at their respective addresses listed in the register of Series 2003-1 Note Holders kept by the Trustee.

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Meetings of Series 2003-1 Note Holders may be held periodically or at any time in order to submit or obtain any order, demand, authorization, guidance, notice, consent, waiver or other action provided for in the indenture and supplementary indenture for Series 2003-1 Notes to be submitted or obtained by Series 2003-1 Note Holders. The Trustee may at any time, for any such purpose, call a meeting of Series 2003-1 Note Holders, and the SPC or Series 2003-1 Note Holders having at least 10% of all Series 2003-1 Notes may, through a written application specifying in reasonable detail the measure they propose to take at this meeting, ask the Trustee to call a meeting for this purpose.

Claims involving amounts payable in respect of Series 2003-1 Notes shall become void unless made within three years of maturity date.

J) OTHER MATERIAL CHARACTERISTICS:

The relevant characteristics are described above.

IV.a) Securities: Subordinated Debt – US$ 150,000,000 – maturing 12/15/2011

b) Quantity	c) Value (US$)	d) Date of issue	e) Maturity date	f) Restriction on circulation	g) Convertibility
N/A	US$ 150,000,000	12/17/2001	12/15/2011	The securities may only be purchased by qualified institutional investors	Non-convertible

G.I) POSSIBILITY OF REDEMPTION:

The issuer shall not be entitled to redeem all or part of the securities before the corresponding maturity date, except in cases of "Early Redemption for Tax Reasons" (below);

Early Redemption for Tax Reasons

The issuer may redeem the Notes in full, but not in part, at redemption price equal to 100% of their principal amount together with interest added on the date set for redemption and any other amounts owed to Note Holders under the terms of the Multilateral Agreement or the Notes, giving the Note Holders at least 30 days and at most 60 days notice:

•      Is or may be required to pay Additional Amounts beyond the Additional Amounts that we would be obliged to pay if interest payments for the Notes were subject to withholding or deduction at the rate of 15% as a result of any applicable legal or regulatory alteration of a Tax Jurisdiction or any alteration generally in force in application or according to the official interpretation of these tax laws or regulations, in each case, occurring after the date of original issuance of any of the Notes;

•      There can be no avoiding our obligations to pay the above Additional Amounts in excess taking reasonable measures available to the issuer; and

•      The Central Bank approves said redemption.

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However, the issuer may not redeem the Notes for tax reasons before the fifth anniversary of the date of issuance of the Notes unless the Central Bank allows this at an earlier date. Said notice of redemption may be given less than 60 days before the earliest date on which the issuer would be obliged to pay excess Additional Amounts if payment referring to the Notes were then due. Before notifying any redemption as described above, the issuer shall deliver to the Trustee (1) a certificate showing that we have the right to redeem the Notes under the Multilateral Agreement and setting forth the facts in relation to the redemption and (2) a written legal opinion stating that we are obliged to pay this excess Additional Amount due to the above mentioned alteration or amendment, that the issuer may not avoid payment of said Additional Amounts by taking reasonable measures available to the issuer, and that all governmental authorizations required to make the redemption were obtained and are current, or specify any required authorization that was not obtained.

G.II) FORMULA USED TO CALCULATE REDEMPTION VALUE:

The payment of principal of the Notes plus corresponding interest added but not paid, shall be made on its payment date to the person in whose name the Notes are registered, as near as possible to close of trading New York time, on the tenth business day preceding the date of payment. The Notes do not have to be redeemed to receive payment of principal, interest or other amounts, except in relation to redemption or final payment of principal on maturity date.

CHARACTERISTICS OF SECURITIES:

H.I) MATURITY, INCLUDING EARLY MATURITY CONDITIONS:

Maturity: 12.15.2011, unless maturity date is prorogated as detailed below.

Prorogation of Maturity Date

Although maturity date for the Notes is 12.15.2011, the issuer may prorogate it to the later date of June 15, 2013 and 30 days after the end of a non-convertibility / non-transfer of currency event, may issue a certificate declaring that the following conditions are met:

•      It is unable to repay the amount of the principal of the Notes;

•      Any of the following cases:

•      There are no funds available in the Applicable Currency outside Brazil (or the Central Bank impedes our using or controlling said funds) in an amount sufficient to repay the principal of the Notes and any other of our debt on or prior to the date, which is 180 days after the maturity date stipulated, there are funds in Brazilian reais but they cannot be converted to the Applicable Currency and transferred out of Brazil because of a non-convertibility / non-transfer event and it has made its best reasonable efforts to convert and transfer said funds; or

•      It has the funds in the Applicable Currency in Brazil, but is unable to transfer them out of Brazil to the Trustee because of a non-convertibility / non-transfer event and made all reasonable efforts to transfer said funds; or

•      It deposited the funds, or obtained the funds to be deposited for the Trustee to be able to make a scheduled payment for the Notes, or part of this payment for which there are not enough funds in the Applicable Currency outside Brazil, but is unable to use or control such funds; and

•      The insurance policy is in force.

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If the maturity date is prorogated, the foreseen maturity date will be a date for interest payment, and interest on the Note at the Note Rate will be due on this date on each interest payment date until the prorogated maturity date. If the maturity date is prorogated, the issuer shall send a notification to the Note Holders within two business days.

Early maturity events (default events):

Each of the following events shall be a default event under the terms of the Notes and the Multilateral Agreement:

•      Failure by the Issuer to make any payment of the principal of any Note, on maturity date or redemption date, or in other way not due to deferral of interest or prorogation of maturity date;

•      Failure by the Issuer to make any interest payment or any payment of Additional Amounts in accordance with the terms of the Notes and the Multilateral Agreement, other than due to deferral of interest and said failure to pay remaining for 15 days and the Trustee not receiving these amounts in another form from the Insurance Agent as per the Insurance Policy, from the reserve account or otherwise; provided that the Insurance Agent acknowledges that any interest payment is due and payable by the Insurance Agent under the insurance policy, the issuer's failing to make this payment shall not be a default event;

•      A court or agency or supervisory authority in the Cayman Islands or Brazil (1) brings proceedings or concludes a decree or order to assist in any bankruptcy, insolvency, rehabilitation, debt renegotiation, bundling of assets and liabilities, or similar law, or for liquidation of the issuer or liquidation of the latter's business, or declaring the issuer bankrupt or insolvent, (2) issues an order or decree approving a petition seeking reorganization, composition or adjustment of the issuer under any applicable legislation except reorganization permitted under the Multilateral Agreement, (3) issues a decree or order appointing a custodian, depository, receiver, liquidator, assignee, trustee, administrator of confiscated assets or other similar official for us or substantially all the issuer's assets, and the proceedings, decree and order were not lifted or were kept in force and not rehabilitated or not suspended for a period of 60 days, or (4) any event occurring in accordance with the legislation of Brazil or the Cayman Islands having a similar effect to any of the previous events; or

•      The issuer brought an action or voluntary proceeding under any law of bankruptcy, insolvency, reorganization or similar applicable law, or any other case or proceeding judged as bankrupt or insolvent, or the issuer authorized by reply or otherwise, the application of a decree or assistance order in an involuntary case or proceeding under any law of bankruptcy, insolvency, reorganization or other similar or the commencement of any bankruptcy or insolvency case or proceedings against the issuer or the dissolution of the latter or any event that under the legislation of Brazil or the Cayman Islands has an analogous effect to any of the previous events.

H.II) INTEREST:

10.25% p.a.

H.III) GUARANTE AND, IF SECURED, DESCRIPTION OF OBJECT ASSET:

No guarantee.

H.IV) IN THE ABSENCE OF GUARANTEE, WHETHER CREDIT IS UNSECURED OR SUBORDINATE:

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Subordinate

H.V) ANY RESTRICTIONS IMPOSED ON THE ISSUER IN RELATION TO:

. distribution of dividends

None.

. disposal of certain assets

Merger, acquisition, assignment or transfer

Without the consent of Note Holders possessing 66 2/3% or more of the principal of Notes in circulation, the issuer shall not consolidate or merge with any other person or assign, or transfer substantially all or part of its property and assets to any other person, except in the following cases:

•      Person formed by such consolidation or merger, or who acquire substantially all or part of the issuer's property and assets expressly assume due and punctual payment of principal and interest on all Notes and performance and observance of all parts of the Multilateral Agreement that the issuer must undertake and observe;

•      Immediately after concluding said transaction, in the event of a fault or event that with notification, period of time or other conditions could become an event or a fault that occurred and is continuing without materially breaching any agreement or contract in the Multilateral Agreement; and

The person formed by said consolidation or merger, or the person acquiring all or substantially all properties and assets delivers to the Trustee a certificate of the directors and officers an opinion of the board, each stating that the consolidation, merger, assignment or transfer, and where an additional indenture or deed is required relating to the transaction, the supplementary indenture fulfills the requirements of the Multilateral Agreement and that all preceding conditions in the Multilateral Agreement relating to the transaction were satisfied.

. taking on more debts

None.

. issuing new securities

None.

H.VI) THE TRUSTEE, INDICATING THE PRINCIPAL CONTRACTUAL TERMS:

The Bank of New York is Trustee under the Multilateral Agreement.

The Multilateral Agreement, a document signed between the Bank and Trustee, governing various rights and obligations of the parties in relation to the issuance of securities, such as definitions of terms used, general and specific characteristics of the securities, conditions and criteria for redemption and repurchase of Notes, commitments assumed by the issuer, the definition of default events and means of settling them, the rights of holders of securities, contractual amendments, satisfaction of terms and detachment of securities and subordination, among other definitions; the most relevant terms in the Multilateral Agreement are described in other items herein.

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I) CONDITIONS FOR ALTERING RIGHTS GUARANTEED BY THESE SECURITIES:

Modification of Multilateral Agreement

The Trustee together with the issuer, without the consent of Note Holders, may amend the Multilateral Agreement for certain specific purposes, including among others, provision for issuance of additional Notes, resolution of ambiguities, inconsistencies or defects or to include other provisions related to matters and questions arising from the Multilateral Agreement, provided that the correction or added provision does not affect adversely the interests of Note Holders in any material respect.

Moreover, the Multilateral Agreement may be modified by the issuer and Trustee with the consent of holders of a majority of the principal of the Notes then circulating. However, without the consent of the Holder of each outstanding Note in circulation affected by it, no amendment may:

•      Alter the maturity of any payment of principal or any interest payment on any Note;

•      Reduce the principal or interest rate, or alter the method of recognizing the amount of principal or interest payable on any date;

•      Alter the location of payment where principal and interest on the Notes shall be paid;

•      Alter the currency in which the principal or interest of the Notes shall be paid;

•      Diminish the right of Note Holders to bring an action for application of any payment on or after due date;

•      Modify the subordination provisions of the Multilateral Agreement against the interests of Note Holders;

•      Reduce the percentage of the principal of Notes in circulation, for which the consent of holders is required for any modification or waiver of execution of any provision of the Multilateral Agreement or defaults under the Multilateral Agreement and their consequences; or

•      Modify the provisions summarized in this paragraph or the provisions of the Multilateral Agreement in accordance with the waivers of past defaults, except to increase any percentage or stipulate that any other provision of the Multilateral Agreement may not be modified or annulled without the consent of each Note Holder affected by this alteration.

Revocation

The issuer may, at its discretion at any time, with prior authorization from the Central Bank, revoke its obligations in relation to the Notes through "legal revocation" or "revocation agreement". Generally, through legal revocation, the issuer shall be deemed free and clear of all debt under the Notes and as having fulfilled all its obligations under the Notes and the Multilateral Agreement except the following points which shall continue to be applicable: (1) the rights of the Note Holders to receive payments of principal and interest on the Notes (including any Additional Amounts) when payments are due, (2) its obligation to inform the transfer and exchange of Notes, payment of Additional Amounts, the maintenance of a paying agent and a registrar of the Notes and a certain number of matters specified in the Multilateral Agreement and (3) the rights, powers, responsibilities, duties and immunities of the Trustee.

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J) OTHER MATERIAL CHARACTERISTICS:

Insurance policy

The Notes shall benefit from an insurance policy with an insurer. The insurance policy shall provide insurance against the issuer or Trustee's inability to convert Brazilian reais to United States dollars in order to make scheduled payments under the terms of the Notes, to transfer converted funds out of Brazil or use or control funds deposited on behalf of the Trustee due to actions or measures taken or authorized by the Brazilian government, or the latter's failing to take or authorize actions or measures. The insurer's obligation to pay claims under the insurance policy is limited to the amount of 12 months of interest on Notes and subject to certain conditions, limitations and exclusions, which may affect the right of Note Holders to receive payments corresponding to the Notes, including a waiting period of 180 days.

Reserve Account

On the closing date of the Note offer, the Trustee will set up an escrow account ("Reserve Account") at The Bank of New York in its name which will initially be funded with an amount equivalent to six months interest on the Note at the Note Rate. If the funds deposit in the payment account are sufficient to pay any unpaid additional amounts and interest due on any payment date and the Trustee has received a notification of non-convertibility / non-transfer event of the issuer's currency, the Trustee shall withdraw from the Reserve Account the amount needed to meet the issuer's obligations to pay interest on the Notes, unless the amounts are payable on the payment date under the insurance policy. The Trustee shall transfer these funds on the applicable payment date. After any non-convertibility / non-transfer of currency event for which the amounts due were withdrawn from the Reserve Account, the issuer shall replenish the Reserve Account.

V.a) Securities: Subordinated Debt – US$ 500,000,000 – maturing 10.24.2013

b) Quantity	c) Value (US$)	d) Date of issue	e) Maturity date	f) Restriction on circulation	g) Convertibility
N/A	US$ 550,000,000	10/24/2003	10/24/2013	The securities may only be purchased by qualified institutional investors	Non convertible

G.I) POSSIBILITY OF REDEMPTION:

The Notes shall not be subject to optional redemption by the issuer, except as stipulated above in "Early Redemption for Taxation Reasons" below.

Early Redemption for Taxation Reasons

The issuer may redeem the Notes in whole but not in part, at a redemption price of 100% of the principal of Notes, with interest accrued until the date set for redemption, and any other amounts payable to Note Holders under the terms of the Issue Indenture or Notes, after prior notice of at least 30 days and up to 60 days to Note Holders, if:

•      is required, or may be required to pay Additional Amounts in excess of the Additional Amounts it would have to pay if interest payments due on the Notes were subject to withholding or deduction at a rate of 15% as a result of any generally applicable alteration to laws or regulations of a Tax Jurisdiction, or any amendment in general pertinent to the application or official interpretation of these laws or tax regulations, in each case, which occurs after the date of original issuance of any of the Notes;

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•      can not avoid through reasonable measures available to us, its obligations to pay these excess Additional Amounts; and

•      the Central Bank has authorized said redemption.

However, the issuer may not rescue the Notes for tax reasons before the fifth anniversary of the date of issuance of the Notes unless the Central Bank grants permission to do so at an earlier date. No notice of redemption may be given more than 60 days in advance prior to the first date on which it would be required to pay excess Additional Amounts if a payment relating to the Notes were then due. Before sending any redemption notice as described above, the issuer shall deliver to the Trustee (1) a certificate stating that it is entitled to redeem Notes under the Issue Indenture and stating the facts relating to this redemption and (2) a written legal opinion showing that it is obligated to pay said excess Additional Amounts due to the alteration or amendment described above, that it can not avoid paying said excess Additional Amounts on taking measures which are available to it, and that all governmental authorizations required to make said redemption have been obtained and are in full force and effect, or specifying any required approvals that were not obtained.

G.II) FORMULA USED TO CALCULATE REDEMPTION VALUE:

The payment of principal of the Notes, together with interest accrued but not paid, will be made on the date of payment to the person in whose name the Notes are registered at close of trading, New York time, on the tenth business day before this payment date. The Notes need not be redeemed for payment of principal, interest or other amounts to be received, except in relation to a redemption or final payment of principal at maturity.

CHARACTERISTICS OF SECURITIES

H.I) MATURITY, INCLUDING EARLY MATURITY CONDITIONS:

Maturity: 10.24.2013, unless maturity date is prorogated as detailed below.

Prorogation of Maturity Date

Although the stated expiration date of the Notes is 10.24.2013, the issuer may prorogate maturity date to April 24, 2015, if in 30 days after the end of a monetary non-convertibility / non-transfer of currency  event it delivers a certificate stating that it has sufficient funds in Brazilian reais at the benchmark exchange rate, or dollars, to pay the principal of the Notes and other debt payable by the due date stated, and that it can not make said payment in relation to the Notes due to a non-convertibility / non-transfer of currency event that occurred, and persists on said date, and has made reasonable efforts to convert and transfer said funds.

If the maturity date is prorogated, the maturity date declared shall be an interest payment date, and interest on the Notes at the Note Rate shall be due on that date and on each interest payment date subsequent to the prorogated maturity date. If the maturity date is prorogated, the issuer shall advise the Note Holders within two business days of the prorogation.

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Early maturity events (default event):

The following events shall all be default events under the terms of the Notes and the Issue Indenture:

•      our failing to make any payment of principal of any of the Notes, on maturity date, redemption date or other date, unless due to a deferral of principal or prorogation of due date described under "– Deferral of Interest and Principal" and "– Prorogation of Maturity Date";

•      our failing to make any payment of interest or any payment of Additional Amounts under the Notes and Issue Indenture, unless due to deferred interest described under "– Deferral of Interest and Principal", and said non-payment continues for 15 days, and the Trustee has not otherwise received said amounts from the insurer under the Insurance Policy, or otherwise; unless the insurer recognizes that any interest payment is due and overdue by the insurer under the insurance policy, in which case our lack of payment shall not constitute a default events;

•      a court or agency or supervisory authority in the Cayman Islands or Brazil (1) brings an action or judicial decision or ruling in order to obtain adjudication on the basis of any law of bankruptcy, insolvency, creditor composition, debt renegotiation, priority rating of assets and liabilities or similar law, or for our liquidation or dissolution of our business or declaration of our bankruptcy or insolvency, (2) issue a ruling or judicial decision approving as properly filed against us an application for bankruptcy and composition (concordata), settlement, adjustment or composition under any applicable law except composition (concordata) allowed under the Issue Indenture, (3) issue a court ruling order appointing a receiver, liquidator, assignee, custodian, trustee, agent, intervener or other similar official for us or for all or a substantial portion of our assets, and these judicial proceedings, rulings or judgments are not annulled or suspended and remain in force for a period of 60 days, or (4) any event which, under the laws of Brazil or the Cayman Islands, has a similar effect to any of the above mentioned events; or

•      our bringing an action or a voluntary proceedings based on any applicable law of bankruptcy, insolvency, reorganization or other similar law, or any other action or proceeding seeking declaration of our bankruptcy or insolvency, or our consenting, in our defense or otherwise, to issuance of a court ruling or decision in an action or proceeding based upon any applicable law of bankruptcy, insolvency, reorganization or other similar law, in which we are defendants, or with the filing of an action or proceeding apply for declaration of our bankruptcy or insolvency, or our dissolution or any event which under the laws of Brazil or the Cayman Islands, has a similar effect to any of the above mentioned events; or

•      we submitted Evidence of Loss that would cause payment of compensation by the insurer under the Insurance Policy, in circumstances in which we were not entitled to submit Evidence of Loss.

H.II) INTEREST:

8.75% p.a.

H.III) GUARANTE AND, IF SECURED, DESCRIPTION OF THE OBJECT ASSET:

No guarantee.

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18.10 – Other material information

H.IV) IN THE ABSENCE OF GUARANTEE, WHETHER CREDIT IS UNSECURED OR SUBORDINATE:

Subordinate.

H.V) ANY RESTRICTIONS IMPOSED ON THE ISSUER IN RELATION TO:

. distribution of dividends

None.

. disposal of certain assets

Merger, acquisition, assignment or transfer:

Without the consent of Note Holders possessing at least 66 2/3% of the total amount of principal of Notes in circulation, not consolidate or merge with any other person or convey or transfer substantially all our assets and goods to any other person unless, after that:

•      the person constituted by said consolidation or resulting from said merger or the person acquiring all or substantially all of our assets and goods expressly assumes punctual payment due of principal and interest on all Notes, and compliance or observance of each agreement of the Issue Indenture to be complied with or observed by us;

•      immediately after concluding said transaction, no default event or event resulting that through notification, end of duration or other conditions would become a default event has occurred and is continuing and no agreement or obligation included in the Issue Indenture has been significantly breached; and

•      the person constituted by said consolidation or resulting from the merger or the person acquiring all or substantially all of our assets and goods delivers to the Trustee a certificate of the directors and a legal opinion each stating that the consolidation, merger, conveyance or transfer and – if necessary a supplementary indenture in relation to the transaction – and the supplementary indenture complies with the Issue Indenture and that all the preceding conditions stated in the Issue Indenture in relation to the transaction were duly satisfied.

. taking on more debts

None.

. issuing new securities

None.

H.VI) THE TRUSTEE, INDICATING THE PRINCIPAL CONTRACTUAL TERMS:

The Bank of New York Trust Company (Cayman) Limited is the Trustee under the Issue Indenture

The Indenture, a document signed between the Bank and Trustee, governs various rights and obligations of the parties in relation to issuance of securities, such as: definitions of terms used, general and specific characteristics of the securities, conditions and criteria for redemption and repurchase of securities, commitments assumed by the issuer, definition of default events and the means of ensuring their solution, rights of holders of securities, contractual amendments, satisfaction of terms and detachment of securities and subordination among others; the most relevant terms in the Issue Indenture are described in other items herein.

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I) CONDITIONS FOR ALTERING RIGHTS GUARANTEED BY THESE SECURITIES:

Neither ourselves nor the Trustee may amend or waive any term or condition of the Notes or Issue Indenture without obtaining prior written consent from the insurer.

We and the Trustee, without the consent of the Note Holders, may amend the Issue Indenture for certain specific purposes, including, among other things, to arrange the issue of Additional Notes as described in "– Additional Notes," clarify ambiguities, defects or inconsistencies, or include any other provisions in relation to matters or issues arising out of the Issue Indenture, provided that said correction or additional provision does not adversely affect any material aspect of Note Holders' interests.

Additionally, the Issue Indenture may be amended by us and the Trustee with the consent of Holders of a majority of the total principal of the Notes then in circulation. However, no amendment may be made without the consent of the Holder of each Note in circulation affected by said amendment:

•      alter the maturity of any payment of principal or interest on any Note;

•      reduce the principal or the interest rate, or alter the method of calculating the amount of principal or interest payable on any date;

•      alter any place of payment where principal or interest of the Notes are to be paid;

•      alter the currency in which the principal of, or interest on, the Notes are to be paid;

•      prejudice the right of Note Holders to take legal action to enforce payment on maturity date or subsequently;

•      amend the subordination provisions of the Issue Indenture adversely for the Holders;

•      reduce the percentage of the amount of principal of Notes in circulation, whose Holders are required to give their consent to any amendment or waiver of fulfillment of any provision of the Issue Indenture or defaults under the Issue Indenture and its consequences; or

•      amend the provisions summarized in this paragraph, or the provisions of the Issue Indenture relating to waiving the right to foreclose the other party due to previous defaults, except to increase any percentage or to determine that other provisions of the Issue Indenture cannot be modified or waived without the consent of each Note Holder affected by said amendments.

After any alteration described in the previous paragraph, we, through the Trustee, are obliged to send Note Holders a mailed notification briefly describing the amendment. However, any failure to send said notification to all Note Holders, or any incorrect content in said notification, shall not affect the validity of the amendment.

Cancellation

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18.10 – Other material information

We may, at our discretion and at any time, with prior approval of the Central Bank, cancel our obligations in relation to the Notes through a "lawful cancellation" or "contractual cancellation." In general, through lawful cancellation, we shall be deemed to have paid and settled all our debt owed under the Notes and honored all our obligations under the Notes, and the Issue Indenture except the following items, which shall survive: (1) Note Holders' rights to receive payments of principal and interest on the Notes (including any Additional Amounts) when payments are due, (2) our obligations in relation to the transfer and exchange of Notes, the payment of Additional Amounts, maintaining a payment agent and a registrar for the Notes and other matters specified in the Issue Indenture and (3) the rights, powers, obligations, duties and immunities of the Trustee.

In addition, through contractual cancellation, we may cancel our obligations under the terms described in "– Certain Obligations" except those described in "– Fulfillment of obligations under the Notes and Issue Indenture" and "– Use of Proceeds from Sale of Notes" and certain agreements concerning the deposit of sums to pay the principal and interest on the Notes, actions relating to payment agents, the return of unclaimed sums, and other matters. After a contractual cancellation, we may fail to fulfill any canceled obligation, and the subordination provisions in the Issue Indenture shall cease to be valid.

To carry out cancellation, or contractual cancellation, we must satisfy the following conditions:

•      we must place irrevocably deposit with the Trustee amounts in dollars, United States government bonds, or any combination thereof, in sufficient amounts, in the opinion of internationally recognized independent auditor firms, to pay and settle the principal of, and each interest payment on, the Notes in accordance with the terms of the Issue Indenture and the Notes, the Insurance Policy and Terms of Agreement of the Issuer;

•      in the event of lawful cancellation, we must deliver to the Trustee a legal opinion stating that (1) we received a regulation from the Federal Tax Revenue Department, or the latter published a regulation or (2) since the date of the Issue Indenture there was a change in United States legislation on income tax or its interpretation, in either case, for the Note Holders not to recognize income, gain or loss for income tax purposes in the United States as a consequence of said deposit, revocation and settlement, and they shall be liable for income tax in the United States in the same amount in the same way and at the same time that they would be if said deposit, revocation and settlement had not occurred, unless the Trustee received documented evidence that each Note Holder is not subject to, or is exempt from, income tax in the United States;

•      in the event of contractual cancellation, we must send the Trustee a legal opinion stating indicating that Note Holders shall not recognize income, gain or loss for income tax purposes in the United States as a result of said deposit and cancellation of commitment, and will be subject to income tax in the United States in the same amount, in the same way and at the same time that they would be if said deposit and contractual cancellation had not occurred;

•      no default event or event which, through notification, lapse of time or other conditions, would become a default event has occurred and persisted as of the deposit date, and in relation to bankruptcy, insolvency and other events described in the third and fourth items above under "– Default Events" at any time during the period that ends on the 123rd day after the date of that deposit or, if longer, ends on the day after the longest applicable period of preference relating to said deposit expires;

•      we must send the Trustee a legal opinion stating that payment of the amounts deposited in escrow with the Trustee shall not be subject to future taxes or other governmental charges applied by any Tax Jurisdiction, unless said Additional Amounts have been deposited in escrow with the Trustee;

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•      said cancellation does not result in any violation or breach of any other contract or instrument to which we are a party or by which we are bound;

•      said cancellation means that the trust resulting from that deposit constitutes an investment company as defined by the U.S. Investment Companies Act of 1940 and its amendments;

•      we have sent a certificate and a legal opinion stating that all conditions for cancellation or revocation have been satisfied; and

•      no default on payment of principal, premium, if any, or interest on either of the Other Liabilities has occurred or is continuing, these Other Liabilities have not become subject to early maturity, and no other default event under those Other Liabilities has occurred, or continues, in order to allow early maturity of these liabilities.

J) OTHER MATERIAL CHARACTERISTICS:

Insurance Policy

An insurance policy was arranged and issued to the Trustee for the benefit of Note Holders. The insurance policy shall provide coverage if the issuer is unable to convert Brazilian reais to dollars to make a scheduled payment of interest under the terms of the Notes, or to transfer converted funds out of Brazil, or to use or control these funds due to certain actions or omissions on the part of the Brazilian government, or because the Brazilian government ceases to authorize these actions or measures. The obligation of the Insurer in relation to the payment of compensation under the insurance policy is limited to 18 months interest on the Notes and certain premium payments due under the Insurance Policy and is subject to certain conditions, limitations and exclusions that may affect the ability of the Note Holders to receive payments on the Notes.

Reserve Account

On the date of issuance of the Notes, the Trustee shall open a separate trust account ("Reserve Account") at The Bank of New York Trust Company (Cayman) Limited, in its name and under its sole control, for the benefit of the Note Holders. The Reserve Account shall initially be supplied with an amount equal to the initial refundable premium, equal to six months interest on the Notes at the Note Rate.

If the funds held in the payment account are insufficient to pay all interest accrued and unpaid interest due on any payment date, and if the Trustee has received Evidence of Loss from the issuer, the Trustee shall withdraw the required amount from the Reserve Account to honor the issuer obligations to pay interest on the Notes, unless the amounts are payable on said date for payment under the Insurance Policy. The Trustee shall transfer these funds on the applicable payment date.

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18.10 – Other material information

VI.a) Securities: Subordinated Debt – EUR 225,000,000 – maturing on 04.15.2014

b) Quantity	c) Value (in EUR)	d) Date of issue	e) Maturity date	f) Restriction on circulation	g) Convertibility
N/A	EUR 225,000,000	04/15/2004	04/15/2014	The securities may only be purchased by qualified institutional investors	Non convertible

G.I) POSSIBILITY OF REDEMPTION:

The Notes are not subject to optional redemption by us, except as provided above under "Early Redemption for Taxation Reasons."

Early Redemption for Taxation Reasons

We may redeem the Notes in full but not in part, at a redemption price equal to 100% of the principal of the Notes, together with interest accrued until the date set for redemption, and any other amounts payable to Note Holders under the terms of the Issue Indenture or the Notes, after giving at least 30 days and up to 60 days notice to Note Holders, if:

•      we are obliged, or may be obliged to pay greater Additional Amounts than those we would be obliged to pay if interest payments on the Notes were subject to withholding or deduction at a rate of 15% as a result of any generally applicable alteration in the laws or regulations of a Tax Jurisdiction, or any pertinent amendment, in general, to the application or official interpretation of these laws and tax regulations, in each case, which occurs after the date of original issuance of any of the Notes;

•      we are unable to avoid, taking reasonable measures available to us, our obligations to pay said excess Additional Amounts; and

•      the Central Bank has authorized said redemption.

However, we may not redeem the Notes for tax reasons before the fifth anniversary of the date of issuance of the Notes, unless the Central Bank gives us permission to do so at an earlier date. No notice of redemption may be given more than 60 days in advance of before the first date on which we would be obliged to pay excess Additional Amounts if a payment for the Notes were then due. Before sending any notice of redemption as described above, we send the Trustee (1) a certificate stating that we are entitled to redeem the Notes under the terms of the Issue Indenture and stating the facts relating to the redemption and (2) a written legal opinion stating that we are obliged to pay said excess Additional Amounts due to an alteration or amendment described above, and we cannot avoid paying said excess Additional Amounts by taking measures available to us, and that all governmental approvals necessary to make said redemption have been obtained and are in full force and effect, or specifying any required approvals that were not obtained.

G.II) FORMULA USED TO CALCULATE REDEMPTION VALUE:

Payment of the principal of the Notes together with interest accrued but not paid, shall be made on the payment date to the person in whose name the Notes are registered at close of trading, New York time, on the tenth business day preceding this payment date. The Notes are not due for payment of principal, interest or other amounts to be received, except in relation to a redemption or the final payment of principal on maturity date.

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18.10 – Other material information

CHARACTERISTICS OF SECURITIES:

H.I) MATURITY, INCLUDING EARLY MATURITY CONDITIONS:

Maturity: 04.15.2014 unless maturity date is prorogated.

Prorogation of Maturity Date

Although the stated maturity date of the Notes is April 15, 2014, we may prorogate the maturity date for whichever is earlier, October 15, 2015 or 30 days after the date when the currency non-convertibility /non-transfer of currency event that impeded our honoring the payment of our obligations under the Notes, if we deliver a certificate stating that we have sufficient funds in Brazilian reais at the official exchange rate, or sufficient euros, to pay the principal of the Notes and any other debt payable on the due date stated, and we are unable to make said payment in relation to the Notes because a currency non-convertibility / non-transfer of currency event occurred and persists at said date, and we have made reasonable efforts to convert and transfer said funds.

If the maturity date is prorogated, the declared maturity date shall be an interest payment date, and interest on the Notes at the Note Rate shall be due on that date and on each interest payment date subsequent to the prorogated maturity date. If the maturity date is prorogated, we shall notify the Note Holders within two business days of prorogation.

Early maturity events (default event):

The following events will be default events under the terms of the Notes and the Issue Indenture:

•      our failing to make any payment of principal of any of the Notes, whether at maturity, on redemption or otherwise, unless this is due to a deferral of principal or a prorogation of the due date described under "– Deferral of Interest and Principal" and "– Prorogation of Maturity Date";

•      our failing to make any payment of interest or any payment of Additional Amounts under the Notes and Issue Indenture, unless this is due to a deferral of interest described under "– Deferral of Interest and Principal", and this non-payment continues for 15 days, and the Trustee has not otherwise received those amounts from the Insurer under the Insurance Policy, the Reserve Account or otherwise; excepting that if the Insurer recognizes that any interest payment is due and payable by the Insurer under the insurance policy, our failing to make payment shall not constitute a default event;

•      a court, an agency or a supervisory authority in the Cayman Islands or in Brazil (1) brings an action, or issues a judicial ruling or decision in order to obtain adjudication on the basis of any legislation for bankruptcy, insolvency, receivership, debt renegotiation, prioritizing assets and liabilities, or similar purposes, or for our liquidation or the dissolution of our business or declaration our bankruptcy or insolvency, (2) issues a ruling or judicial decision approving as duly filed against us an application for creditor composition (concordata), settlement, adjustment or renegotiation under any applicable law except a creditor agreement allowed under the Issue Indenture, (3) issues a ruling or court order designating a custodian, depositary, liquidator, assignee, trustee, confiscator, or other similar official for us or for all our assets or a substantial part of them, and these proceedings, rulings or judgments are not annulled or suspended, and remain in force for a period of 60 days, or (4) any event that occurs which in accordance with the legislation of Brazil or the Cayman Islands, has a similar effect to any of the above mentioned events; or

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18.10 – Other material information

•      our bringing an action or a voluntary proceedings based on any applicable law of bankruptcy, insolvency, reorganization or other similar law, or any other action or proceeding seeking declaration of our bankruptcy or insolvency, or our consenting, in our defense or otherwise, to issuance of a court ruling or decision in an action or proceeding based upon any applicable law of bankruptcy, insolvency, reorganization or other similar law, in which we are defendants, or with the filing of an action or proceeding apply for declaration of our bankruptcy or insolvency, or our dissolution or any event which under the laws of Brazil or the Cayman Islands has a similar effect to any of the above mentioned events; or

•      our submitting Evidence of Loss that would lead to payment of compensation by the Insurer under the Insurance Policy, in circumstances in which we were not entitled to submit Evidence of Loss.

H.II) INTEREST:

8% p.a.

H.III) GUARANTE AND, IF SECURED, DESCRIPTION OF THE OBJECT ASSET:

No guarantee.

H.IV) IN THE ABSENCE OF GUARANTEE, WHETHER CREDIT IS UNSECURED OR SUBORDINATE:

Subordinate.

H.V) ANY RESTRICTIONS IMPOSED ON THE ISSUER IN RELATION TO:

. distribution of dividends

None.

. disposal of certain assets

Merger, acquisition, assignment or transfer:

Without the consent of Note Holders owning at least 66 2/3% of the total amount of principal of the notes in circulation, we shall not merge or consolidate with any other person nor convey or transfer all our assets and liabilities, and goods, or a substantial part of them, to any other person, unless afterwards:

•      the person constituted by said consolidation or resulting from said merger, or the person acquiring all our assets and goods or substantially all our property, assets and liabilities, expressly assumes the duty of punctual payment of principal and interest on all Notes and the fulfillment or observance of all Issue Indenture agreements to be fulfilled or observed by us;

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•      immediately after concluding said transaction, no default event or an event that through notification, lapse of duration, or other conditions, would become a default event, has occurred or is continuing and no agreement or obligation included in the Issue Indenture has been significantly breached; and

the person constituted by said consolidation or resulting from merger, or the person acquiring all or substantially all our goods and assets, or all or substantially all of our properties, assets and liabilities, delivers to the Trustee a certificate from the officers and a legal opinion, each stating that the consolidation, merger, transfer or conveyance and – if a supplementary indenture in relation to the transaction is required – the supplemental indenture is in compliance with the Issue Indenture and that all suspensive conditions in the Issue Indenture for the transaction have been duly satisfied.

. taking on more debts

None.

. issuing new securities

None.

H.VI) THE TRUSTEE, INDICATING THE PRINCIPAL CONTRACTUAL TERMS:

The Bank of New York Trust Company (Cayman) Limited is the Trustee under the terms of the Issue Indenture.

The Issue Indenture document agreed to by the Bank and Trustee governs various rights and obligations of the parties in relation to issuance of securities, such as: definitions of terms used, general and specific characteristics of the securities, conditions and criteria for redemption and repurchase of notes, commitments assumed by the issuer, the definition of default events and means of settling them, the rights of holders of securities, contractual amendments, satisfaction of terms and detachment of securities and subordination, among other definitions; the most relevant terms in the Issue Indenture are described in other items herein.

I) CONDITIONS FOR ALTERING RIGHTS GUARANTEED BY THESE SECURITIES:

Modification of Issue Indenture

Neither ourselves nor the Trustee may amend or waive any term or condition of the Notes or Issue Indenture without obtaining prior written consent from the Insurer.

We and the Trustee may, without the consent of the Note Holders, amend the Issue Indenture for specific purposes, including, among others, to deal with the issuance of Additional Notes as described in "– Additional Notes," to clear up ambiguities, defects or inconsistencies, or include any other provisions in relation to matters or issues arising out of the Issue Indenture, as long as said correction or additional provision does not adversely affect the interests of Note Holders to any material extent.

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18.10 – Other material information

Additionally, the Issue Indenture may be amended by us and the Trustee with the consent of Holders of a majority of the total principal of the Notes then in circulation. However, no amendment may be made without the consent of the Holder of each Note in circulation affected by said amendment:

•      alter the maturity of any payment of principal or interest on any Note;

•      reduce the amount of principal or interest rate, or alter the method of calculating the amount of principal or interest payable on any date;

•      alter any place of payment where the principal or the interest of the Notes shall be paid;

•      alter the currency in which the principal of, or interest on, the Notes shall be paid;

•      prejudice the right of Note Holders start lawsuits to enforce the obligation to pay at maturity or after;

•      amend the subordination provisions of the Issue Indenture adversely for Note Holders;

•      reduce the percentage of principal amount of Notes in circulation, whose holders are required to give consent to any amendment or waiver of fulfillment of any provision of the Issue Indenture or defaults under the Issue Indenture and any consequences; or

•      amend the provisions summarized in this paragraph, or the provisions in the Issue Indenture relating to waiver of previous defaults, except to increase any percentage or determine that other provisions in the Issue Indenture may not be modified or waived without the consent of each Note Holder affected by the alterations.

After any alteration described in the previous paragraph, we, through the Trustee, are obliged to send Note Holders a mailed notification briefly describing the amendment. However, any failure to send said notification to all Note Holders, or any incorrect content in said notification, shall not affect the validity of the amendment.

Cancellation

We may, at our discretion and at any time, with prior approval of the Central Bank, cancel our obligations in relation to the Notes through a "lawful cancellation" or "contractual cancellation." In general, through lawful cancellation, we shall be deemed to have paid and settled all our debt owed under the Notes and honored all our obligations under the Notes and the Issue Indenture, except the following items, which shall survive: (1) Note Holders' rights to receive payments of principal and interest on the Notes (including any Additional Amounts) when payments are due, (2) our obligations in relation to the transfer and exchange of Notes, the payment of Additional Amounts, maintaining a payment agent and a registrar for the Notes and other matters specified in the Issue Indenture and (3) the rights, powers, obligations, duties and immunities of the Trustee.

In addition, through contractual cancellation, we may cancel our obligations described in "– Certain Obligations" except those described in "– Fulfillment of obligations under the terms of the Notes and Issue Indenture" and "– Use of proceeds from sale of Notes" and certain agreements concerning the deposit of monies to repay principal and pay interest on the Notes, actions relating to payment agents, the return of unclaimed quantities and other matters. After cancellation under the contract, we may fail to fulfill any canceled obligation, and the subordination provisions contained in the Issue Indenture shall cease to be valid.

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18.10 – Other material information

To carry out cancellation or contractual cancellation, we must satisfy the following conditions:

•      we must irrevocably deposit with the Trustee, amounts in (i) euros; or (ii) permitted investments (certain euro-denominated bonds or repurchase agreements, as defined in the Issue Indenture); or (iii) a combination of the latter in sufficient amounts, in the opinion of internationally recognized independent auditor firms, to pay and settle principal and interest on the Notes (including any amounts payable to the Insurer under the Issue Indenture, Insurance Policy and Supplementary Insurance Contract) under the terms of the Issue Indenture and Notes, the Insurance Policy and Supplementary Insurance Contract;

•      no default event or event which, through notification, lapse of duration or other conditions, would become a default event has occurred and persisted as of the deposit date, and in relation to bankruptcy, insolvency and other events described in the third and fourth items above under "– Default Events" at any time during the period that ends on the 123rd day after the date of that deposit or, if longer, ends on the day after the longest applicable period of preference relating to said deposit expires;

•      we must send the Trustee a legal opinion stating that payment of the amounts deposited with the Trustee shall not be subject to future taxes or other governmental charges applied by any Tax Jurisdiction, except if said Additional Amounts have been deposited in escrow with the Trustee;

•      said cancellation does not result in any violation or breach of any other contract or instrument to which we are a party or by which we are bound;

•      said cancellation does not mean the trust resulting from that deposit constitutes an investment company as defined by the U.S. Investment Companies Act of 1940, and amendments;

•      we have sent a certificate and a legal opinion stating that all conditions for cancellation revocation were satisfied; and

•      no default on payment of principal, premium, if any, or interest on either of the Other Liabilities has occurred or is continuing, these Other Liabilities have not become subject to early maturity, and no other default event under those Other Liabilities has occurred and persists, in order to allow early maturity of these liabilities.

J) OTHER MATERIAL CHARACTERISTICS:

Insurance Policy

The Insurer shall issue the Insurance Policy to the Trustee for the benefit of the Note Holders. The Insurance Policy shall provide coverage if the issuer is unable to convert Brazilian reais to euros to make a scheduled payment of interest under the terms of the Notes, to transfer converted funds out of Brazil, or use or control funds deposited in the Trustee's account as a result of certain actions or omissions by the Brazilian government. The Insurer's obligation in relation to the payment of compensation under the Insurance Policy is limited to 12 months of interest on the Notes and is subject to certain conditions, limitations and exclusions that may affect the ability of the Note Holders to receive payments on the Notes. The Insurance Policy is issued to the Trustee in favor of Note Holders.

Reserve Account

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18.10 – Other material information

On the closing date, the Trustee shall open a separate trust account ("Reserve Account") at The Bank of New York Trust Company (Cayman) Limited, in its name and under its sole control for the benefit of the Note Holders. The Reserve Account will initially be supplied with funds on the closing date of the Notes in an amount equal to payment of six months interest on the Notes at the Note Rate.

If the funds held in the payment account are insufficient to pay all interest accrued and unpaid interest due on any payment date, and if the Trustee has received Evidence of Loss from the issuer, as long as there has been no persistent Subordination Event, the Trustee shall withdraw the required amount from the Reserve Account to honor the issuer obligations to pay interest on the Notes, unless the amounts are payable on said date for payment under the Insurance Policy. The Trustee shall transfer these funds on the applicable payment date.

VII.a) Securities: Subordinated Debt – US$ 750,000,000 – maturing 09.29.2019

b) Quantity	c) Value (US$)	d) Date of issue	e) Maturity date	f) Restriction on circulation	g) Convertibility
N/A	US$ 750,000,000	09/29/2009	09/29/2019	The securities may only be purchased by qualified institutional investors	Non convertible

G.I) POSSIBILITY OF REDEMPTION:

The issuer shall not have the right to redeem all or part of the securities before their maturity date.

CHARACTERISTICS OF SECURITIES:

H.I) MATURITY, INCLUDING EARLY MATURITY CONDITIONS:

Maturity: 09.29.2019.

Early maturity:

Early Maturity Events (default)

•      the issuer does not make the payment of principal on any of the Notes, either on maturity date, through redemption or otherwise, except due to a deferral of principal;

•      the issuer fails to pay interest or pay any additional amounts under the terms of the Notes and Indenture except when due to a deferral of interest and this default continues for 15 days;

•      a court, an agency or a supervisory authority in the Cayman Islands or in Brazil (1) brings an action, or issues a judicial ruling or decision in order to obtain adjudication on the basis of any legislation for bankruptcy, insolvency, receivership, debt renegotiation, prioritizing assets and liabilities, or similar purposes, or for issuer’s liquidation or the dissolution of issuer’s business or declaration of issuer’s bankruptcy or insolvency, (2) issues a ruling or judicial decision approving as duly filed a petition seeking issuer’s reorganization and creditor composition under any applicable law except reorganization allowed under the issue indenture, (3) issues a ruling or court order designating a custodian, administrator, liquidator, assignee, intervenor, or other similar authority for the issuer or for all their assets or a substantial part of them, and these proceedings, rulings or judgments are not canceled, and remain in force for a period of 60 days, or (4) any event that occurs which in accordance with the legislation of Brazil or the Cayman Islands, has a similar effect to any of the above mentioned events; or

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•      The issuer applies for a declaration of bankruptcy, or proceeding under any applicable bankruptcy, insolvency, reorganization or other similar legislation, or any other action or proceeding to be declared bankrupt or insolvent, or the issuer consents through a response or otherwise, to the proffering of a ruling declaring bankruptcy in an involuntary action or proceeding under any applicable legislation for bankruptcy, insolvency, reorganization, action, liquidating or other similar purpose, or the bringing of any action or bankruptcy or insolvency proceedings against the issuer or its dissolution or any event which, under the laws of Brazil or the Cayman Islands, has a similar effect to any of the above events.

If a default event as described in the third and fourth points above occurs and persists, the principal of all Notes and interest due and unpaid on all Notes shall immediately become due and payable without any declaration or act by the trustee or any Note Holders. However, the issuer will be required to make the payments described in this paragraph only after being declared bankrupt or in liquidation or otherwise dissolved, and such payments will be subject to the subordination provisions specified in the Indenture.

H.II) INTEREST:

6.75% p.a.

H.III) GUARANTE AND, IF SECURED, DESCRIPTION OF THE OBJECT ASSET:

No guarantee.

H.IV) IN THE ABSENCE OF GUARANTEE, WHETHER CREDIT IS UNSECURED OR SUBORDINATE:

Subordinate.

H.V) ANY RESTRICTIONS IMPOSED IN RELATION TO THE ISSUER:

. distribution of dividends

None.

. disposal of certain assets

Merger, acquisition, assignment or transfer

Without the consent of holders of not less than 65 2/3% of the aggregate principal of the outstanding notes, the issuer shall not undertake any consolidation or merger with any other person or dispose of or transfer all or substantially all of its property or assets, or all or substantially all its goods, assets and liabilities (including the Notes issued under the Indenture) to any other person, unless afterwards:

•      the person constituted by said consolidation or merger, or that acquires all or substantially all the issuer's property and assets, the issuer’s assets and liabilities (including the Notes issued under the Indenture) expressly assumes due and punctual payment of principal and interest on all the Notes and fulfillment and observance of all obligations in the Indenture and Notes which the issuer must fulfill and observe;

PAGE 592 /623

18.10 – Other material information

•      immediately after the coming into force of such a transaction, no default event or event which, through notice, passage of time or other conditions would become a default event, has occurred and persists, and no obligation or agreement specified in the Indenture or Notes has been significantly breached; and

•      the person constituted by said consolidation or resulting from issuer’s merger, or the person acquiring all or substantially all their goods and assets, or all or substantially all of issuer’s properties, assets and liabilities (including the Notes issued under the Indenture), delivers to the Trustee a certificate from the officers and a legal opinion, each stating that the consolidation, merger, transfer or conveyance and – if a supplementary Indenture in relation to the transaction is required – the supplemental Indenture is in compliance with the Issue Indenture and that all suspensive conditions in the Issue Indenture for the transaction have been duly satisfied.

In addition, the above conditions apply only if the issuer wishes to undertake a merger or consolidation with another entity or sell its assets substantially as a whole to another entity. The issuer need not satisfy these conditions if it sign other types of transactions, including any transaction in which it acquires shares or assets of another entity, any transaction that involves a change in control of the issuer, but in which there is no merger or consolidation, and any transaction in which the issuer sells less than substantially all its assets.

. taking on more debts

None.

. issuing new securities

None.

H.VI) THE TRUSTEE, INDICATING THE PRINCIPAL CONTRACTUAL TERMS:

The Bank of New York Mellon is the Trustee under the Issue Indenture.

The Issue Indenture document agreed to by the Bank and Trustee governs various rights and obligations of the parties in relation to the issuance of securities, such as: definitions of terms used, general and specific characteristics of the securities, conditions and criteria for redemption and repurchase of notes, commitments assumed by the issuer, the definition of default events and means of settling them, the rights of holders of securities, contractual amendments, satisfaction of terms and detachment of securities and subordination, among other definitions; the most relevant terms in the Issue Indenture are described in other items herein.

I) CONDITIONS FOR ALTERING RIGHTS GUARANTEED BY THESE SECURITIES:

Modifications not requiring approval

The issuer and the Trustee may, on one occasion only, without prior consent from the Note Holders, amend the terms and conditions of the notes solely to satisfy the requirements of the Central Bank to qualify the Notes as Level 2 capital pursuant to CVM Resolution No. 3,444, and subsequent amendments. The issuer is not authorized to make any amendments without the consent of Note Holders if such amendment in any way affects the interest rate on the Notes, the cumulative nature of any interest payment due on arrears, the amount of outstanding principal of the Notes, the rating of the Notes or the original maturity date of the Notes.

PAGE 593 /623

18.10 – Other material information

The Trustee shall request the opinion of the issuer's Brazilian lawyer, describing amendments to terms and conditions of the Notes required by the Central Bank to qualify the Notes as Level 2 capital. On receipt of this legal opinion, the issuer shall sign an endorsed and ratified indenture with a new form of note and any other documents necessary to implement the necessary changes required by the Central Bank.

The issuer and the Trustee may also, without the consent of the Note Holders, amend the Indenture for certain specific purposes, including, among other things, to cover the issuance of Additional Notes, correcting ambiguities, inconsistencies or defects or to include any other provisions on matters or issues arising from the Indenture, provided that said correction or added provision may not adversely affect the interests of Note Holders in any material respect.

Modifications requiring approval

In addition, the Indenture may be amended by the issuer and Trustee with the consent of Holders of a majority of the aggregate principal of the Notes then outstanding. However, no amendment may be made without the consent of the Holder of each outstanding note affected by it:

•      alter the maturity of any payment of principal or any installment of interest on any Note;

•      reduce the amount of principal or interest rate, or modify the method of calculating the amount of principal or interest payable on any date;

•      alter any place of payment where principal or interest on the Notes shall be paid;

•      alter the currency in which principal or interest on Notes shall be paid;

•      prejudice the right of Note Holders to bring an action to enforce payment on due date or thereafter;

•      modify the subordination provisions of the Indenture in a manner adverse for Note Holders;

•      reduce the percentage of principal amount of outstanding Notes whose holders' consent is required for any modification or waiver of notice of any provision of the Indenture or defaults and their consequences; or

•      amend the provisions summarized in this paragraph or the provisions of the indenture relating to waivers of past defaults, except to increase any percentage or to determine that other provisions in the Indenture may not be modified or waived without the consent of each Note Holder affected by said amendment.

After an amendment described in the preceding paragraph, the issuer shall send, through the trustee, notice to Holders briefly describing said amendment. However, the fact of not sending such notice to Note Holders, or any error in the notice, shall not affect the validity of the amendment.

PAGE 594 /623

18.10 – Other material information

The Trustee may convene a Note Holder meeting at any time. The issuer or the Holders of at least 10% of the aggregate principal of outstanding notes may call a meeting if the issuer or said Holders have submitted a written request to the trustee, asking it to call said meeting, and the Trustee does not send notification calling it within 20 days of receiving the request. Notifications calling meetings shall specify the time and place of the meeting and a general description of the measures proposed to be taken at the meeting to be delivered not less than 30 days and no more than 60 days before the meeting, excepting that all notifications of meetings recalled after postponement shall be given not less than 10 days and no more than 60 days in advance of the meeting. In any meeting, the presence of Note Holders possessing an amount of the aggregate principal sufficient to take the measure for which the meeting was convened, shall constitute a quorum. Any modifications or waivers to the Indenture or Notes shall be final and binding on all Note Holders, whether or not they have given their consent (unless required under the Indenture) or were present at any duly convened meeting.

J) OTHER RELEVANT CHARACTERISTICS:

The relevant characteristics are described above.

VIII.a) Securities: Subordinated Debt – US$ 1,100,000,000 – maturing 01.16.2021

b) Quantity	c) Value (US$)	d) Date of issue	e) Maturity date	f) Restriction on circulation	g) Convertibility
N/A	US$ 1,100,000,000	08/16/2010	01/16/2021	The securities may only be purchased by qualified institutional investors	Non convertible

G.I) POSSIBILITY OF REDEMPTION:

The issuer is not entitled to redeem all or part of the securities before their maturity date, except as provided below under "Early Redemption due to Tax Event."

Early Redemption due to Tax Event

On any interest payment date, with prior approval of the Central Bank and any other governmental authority (if applicable), the securities may be redeemed after the occurrence of a Tax Event (as defined below). In case of redemption after a Tax Event, the bonds will be redeemed at the redemption price equal to 100% of the aggregate principal, plus interest accrued but not paid, if any, until the date of said redemption, including any additional amounts.

If there is a Tax Event, the issuer shall, before exercising the right of redemption, send the Trustee a written notification together with a certificate from the management of Banco Bradesco S.A, with a legal opinion from a Brazilian attorney, both satisfactory in form for the Trustee, confirming that it is entitled to exercise said right of redemption.

"Tax Event" means the determination by the issuer that, immediately before sending the appropriate notice of the date of payment of applicable interest, the issuer would be obliged, for reasons beyond its control, to pay additional amounts beyond the amounts that the additional issuer would be required to pay if the interest payments on the securities were subject to withholding or deduction at the rate of (a) 15% for any taxes levied in Brazil, (b) 25% for taxes applied in Brazil on amounts paid to residents of

PAGE 595 /623

18.10 – Other material information

countries in which such income is exempt from taxation or is subject to an income tax rate of less than 20%, or if the laws of such a country or location imposes restrictions on disclosure of (i) share ownership structure; or (ii) ownership of investment; or (iii) beneficial ownership of income paid to non-resident persons under Law No. 9,779 of January 19, 1999, (c) 0% for any taxes levied in the Cayman Islands or (d) the tax rate in force in any other jurisdiction in which a payment agent is located on the date the issuer designates this payment agent, and in each of these cases, the Issuer is unable to avoid this circumstance by taking reasonable measures.

CHARACTERISTICS OF SECURITIES

H.I) MATURITY, INCLUDING EARLY MATURITY CONDITIONS:

Maturity: 01.16.2021.

Early maturity:

Early maturity events (default)

•      The issuer does not make repayment of principal on any of the Notes or the maturity date on redemption or otherwise, except due to a deferral of principal;

•      The issuer fails to pay interest or pay any additional amounts under the terms of the Notes and Indenture, except when due to a deferral of interest and this default continues for 15 days;

•      A court, an agency or a supervisory authority in the Cayman Islands or in Brazil (1) brings an action, or issues a judicial ruling or decision in order to obtain adjudication on the basis of any legislation for bankruptcy, insolvency, receivership, debt renegotiation, prioritizing assets and liabilities, or similar purposes, or for issuer’s liquidation or the dissolution of issuer’s business or declaration of issuer’s bankruptcy or insolvency, (2) issues a ruling or judicial decision approving as duly filed a petition seeking issuer’s reorganization and creditor composition under any applicable law except reorganization allowed under the Issue Indenture, (3) issues a ruling or court order designating a custodian, administrator, liquidator, assignee, intervenor, or other similar authority for the issuer or for all their assets or a substantial part of them, and these proceedings, rulings or judgments are not canceled, and remain in force for a period of 60 days, or (4) any event that occurs which in accordance with the legislation of Brazil or the Cayman Islands, has a similar effect to any of the above mentioned events; or

•      The issuer applies for a declaration of bankruptcy, or proceeding under any applicable bankruptcy, insolvency, reorganization or other similar legislation, or any other action or proceeding to be declared bankrupt or insolvent, or the issuer consents through a response or otherwise, to the proffering of a ruling declaring bankruptcy in an involuntary action or proceeding under any applicable legislation for bankruptcy, insolvency, reorganization, action, liquidating or other similar purpose, or the bringing of any action or bankruptcy or insolvency proceedings against the issuer or its dissolution or any event which, under the laws of Brazil or the Cayman Islands, has a similar effect to any of the above events.

If a default event as described in the third and fourth points above occurs and persists, the principal of all Notes and interest due and unpaid on all Notes shall immediately become due and payable without any declaration or act by the trustee or any Note Holders. However, the issuer will be required to make the payments described in this paragraph only after being declared bankrupt or in liquidation or otherwise dissolved, and such payments will be subject to the subordination provisions specified in the indenture.

PAGE 596 /623

18.10 – Other material information

H.II) INTEREST:

5.90% p.a.

H.III) GUARANTE AND, IF SECURED, DESCRIPTION OF THE OBJECT ASSET:

No guarantee.

H.IV) IN THE ABSENCE OF GUARANTEE, WHETHER CREDIT IS UNSECURED OR SUBORDINATE:

Subordinate.

H.V) ANY RESTRICTIONS IMPOSED IN RELATION TO THE ISSUER:

. distribution of dividends

None.

. disposal of certain assets

Merger, acquisition, assignment or transfer

Without the consent of Holders of not less than 65 2/3% of the aggregate principal of the outstanding notes, the issuer shall not undertake any consolidation or merger with any other person or dispose of or transfer all or substantially all of its property or assets, or all or substantially all its goods, assets and liabilities (including the Notes issued under the Indenture) to any other person, unless afterwards:

•      the person constituted by said consolidation or merger, or that acquires all or substantially all the issuer's property and assets, the issuer’s assets and liabilities (including the Notes issued under the Indenture) expressly assumes due and punctual payment of principal and interest on all the Notes and fulfillment and observance of all obligations in the Indenture and Notes which the issuer must fulfill and observe;

•      immediately after the coming into force of such a transaction, no default event or event which, through notice, passage of time or other conditions would become a default event, has occurred and persists, and no obligation or agreement specified in the Indenture or Notes has been significantly breached; and

•      the person constituted by said consolidation or resulting from issuer’s merger, or the person acquiring all or substantially all their goods and assets, or all or substantially all of issuer’s properties, assets and liabilities(including the Notes issued under the Indenture), delivers to the Trustee a certificate from the officers and a legal opinion, each stating that the consolidation, merger, transfer or conveyance and – if a supplementary Indenture in relation to the transaction is required – the supplemental indenture is in compliance with the Issue Indenture and that all suspensive conditions in the Issue Indenture for the transaction have been duly satisfied.

PAGE 597 /623

18.10 – Other material information

In addition, the above conditions apply only if the issuer wishes to undertake a merger or consolidation with another entity or sell its assets substantially as a whole to another entity. The issuer need not satisfy these conditions if it sign other types of transactions, including any transaction in which it acquires shares or assets of another entity, any transaction that involves a change in control of the issuer, but in which there is no merger or consolidation, and any transaction in which the issuer sells less than substantially all its assets.

. taking on more debts

None.

. issuing new securities

None.

H.VI) THE TRUSTEE, INDICATING THE PRINCIPAL CONTRACTUAL TERMS:

The Bank of New York Mellon is the Trustee under the Issue Indenture.

The Issue Indenture document agreed to by the Bank and Trustee governs various rights and obligations of the parties in relation to issuance of securities, such as: definitions of terms used, general and specific characteristics of the securities, conditions and criteria for redemption and repurchase of notes, commitments assumed by the issuer, the definition of default events and means of settling them, the rights of holders of securities, contractual amendments, satisfaction of terms and detachment of securities and subordination, among other definitions; the most relevant terms in the Issue Indenture are described in other items herein.

I) CONDITIONS FOR ALTERING RIGHTS GUARANTEED BY THESE SECURITIES:

Modifications not requiring approval

The issuer and the Trustee may, on one occasion only, without prior consent from the Note Holders, amend the terms and conditions of the Notes solely to satisfy the requirements of the Central Bank to qualify the Notes as Level 2 capital pursuant to CVM Resolution No. 3,444, and subsequent amendments. The issuer is not authorized to make any amendments without the consent of Note Holders if such amendment in any way affects the interest rate on the Notes, the cumulative nature of any interest payment due on arrears, the amount of outstanding principal of the Notes, the rating of the Notes or the original maturity date of the Notes.

The Trustee shall request the opinion of the issuer's Brazilian lawyer, describing amendments to terms and conditions of the Notes required by the Central Bank to qualify the Notes as Level 2 capital. On receipt of this legal opinion, the issuer shall sign an endorsed and ratified indenture with a new form of Note and any other documents necessary to implement the necessary changes required by the Central Bank.

The issuer and the Trustee may also, without the consent of the Note Holders, amend the indenture for certain specific purposes, including, among other things, to cover the issuance of additional notes, correcting ambiguities, inconsistencies or defects or to include any other provisions on matters or issues arising from the Indenture, provided that said correction or added provision may not adversely affect the interests of Note Holders in any material respect.

PAGE 598 /623

18.10 – Other material information

Modifications requiring approval

In addition, the Indenture may be amended by the issuer and Trustee with the consent of Holders of a majority of the aggregate principal of the Notes then outstanding. However, no amendment may be made without the consent of the Holder of each outstanding note affected by it:

•      alter the maturity of any payment of principal or any installment of interest on any note;

•      reduce the amount of principal or interest rate, or modify the method of calculating the amount of principal or interest payable on any date;

•      alter any place of payment where principal or interest on the Notes shall be paid;

•      alter the currency in which principal or interest on Notes shall be paid;

•      prejudice the right of Note Holders to bring an action to enforce payment on due date or thereafter;

•      modify the subordination provisions of the Indenture adversely for Note Holders;

•      reduce the percentage of principal amount of outstanding notes whose Holders' consent is required for any modification or waiver of notice of any provision of the Indenture or defaults and their consequences; or

•      amend the provisions summarized in this paragraph or the provisions of the indenture relating to waivers of past defaults, except to increase any percentage or to determine that other provisions in the Indenture may not be modified or waived without the consent of each Note Holder affected by said amendment.

After an amendment described in the preceding paragraph, the issuer shall send, through the Trustee, notice to Holders briefly describing said amendment. However, the fact of not sending such notice to Note Holders, or any error in the notice, shall not affect the validity of the amendment.

The Trustee may convene a Note Holder meeting at any time. The issuer or the Holders of at least 10% of the aggregate principal of outstanding notes may call a meeting if the issuer or said Holders have submitted a written request to the Trustee, asking it to call said meeting, and the trustee does not send notification calling it within 20 days of receiving the request. Notifications calling meetings shall specify the time and place of the meeting and a general description of the measures proposed to be taken at the meeting to be delivered not less than 30 days and no more than 60 days before the meeting, excepting that all notifications of meetings recalled after postponement shall be given not less than 10 days and no more than 60 days in advance of the meeting. In any meeting, the presence of Note Holders possessing an amount of the aggregate principal sufficient to take the measure for which the meeting was convened, shall constitute a quorum. Any amendments or waivers to the Issue Indenture or Notes shall be final and binding on all Note Holders, whether or not they have given their consent (unless required under the issue indenture) or were present at any duly convened meeting.

J) OTHER RELEVANT CHARACTERISTICS:

The relevant characteristics are described above.

PAGE 599 /623

18.10 – Other material information

Securities converted:

Security	Value in US$ and EUR	Value in Reais
VISA Cashflow securitization – 2003 – 1	US$ 62,892,927.91	R$ 109,509,166.08
VISA Cashflow securitization – 2003 – 2	US$ 15,357,875.11	R$ 26,741,132.14
MT 100 – SPC – Securitization Series 2003 – 1	US$ 34,428,345.00	R$ 59,946,634.31
Subordinate Debt	US$ 150,000,000.00	R$ 261,180,000.00
Subordinate Debt	US$ 500,000,000.00	R$ 870,600,000.00
Subordinate Debt	£ 225,000,000.00	R$ 564,142,500.00
Subordinate Debt	US$ 750,000,000.00	R$ 1,305,900,000.00
Subordinate Debt	US$ 1,100,000,000.00	R$ 1,915,320,000.00

	Quotated in Real
Date	Dollar (sale)	Euro (sale)
12.31.2009	1.7412	2.5073

Source: Central Bank of Brazil

PAGE 600 /623

19.1 – Information on plans to repurchase the issuer’s shares

Date resolution	Buyback period	Available reserves and income. (BRL)	Type	Class	Qty planned (units)	% in circ.	Qty acquired approved (units)	Price paid	Quotation factor	% acquired
Other characteristics.
06/02/2010	06/04/2010 to 12/04/2010	0.00	Common		7,500,000	0.000000	0	0.00	R$ per unit	0.000000
			Preferred		7,500,000	0.000000	0	0.00	R$ per unit	0.000000

Base date: 06/02/2010
Objective: The purpose of the shares buyback program, to be held in treasury and subsequent disposal or cancellation, without a decrease of share capital, is to use funds available for investments from the "Income Reserve - Statutory Reserves" account
Intermediaries: Bradesco S.A. CTVM - Av. Paulista, 1.450, 7o andar, Bela Vista, São Paulo, SP;  and Ágora CTVM S.A. - Praia de Botafogo, 300, salas 601 e 301, parte, Botafogo, Rio de Janeiro, RJ.

12/02/2009	12/03/2009 to 06/03/2010	16,442,152,235.37	Common		7,500,000	1.393500	141,000	29.52	R$ per unit	5.926300
			Preferred		7,500,000	0.492700	472,100	37.60	R$ per unit	4.586700

Base date: 12/02/2009
Objective: The purpose of the stock buyback program, to be held in treasury and subsequent disposal or cancellation, without a decrease of share capital, is to use funds available for investments from the "Income Reserve - Statutory Reserves" account
Intermediaries: Bradesco S.A. CTVM - Av. Paulista, 1.450, 7o andar, Bela Vista, São Paulo, SP; and Ágora CTVM S.A. - Praia de Botafogo, 300, salas 601 e 301, parte, Botafogo, Rio de Janeiro, RJ.

06/01/2009	06/02/2009 to 12/02/2009	13,723,265,758.68	Common		10,000,000	1.360800	2,747,000	26.26	R$ per unit	27.470000
			Preferred		25,000,000	0.508400	2,528,000	34.99	R$ per unit	10.112000

Base date: 06/01/2009
Objective: The purpose of the stock buyback program, to be held in treasury and subsequent disposal or cancellation, without a decrease of share capital, is to use funds available for investments from the "Income Reserve - Statutory Reserves" account
Intermediaries: Bradesco S.A. CTVM - Av. Paulista, 1.450, 7o andar, Bela Vista, São Paulo, SP; and Ágora CTVM S.A. - Praia de Botafogo, 300, salas 601 e 301, parte, Botafogo, Rio de Janeiro, RJ.

11/27/2008	12/01/2008 to 06/01/2009	11,179,541,908.30	Common		7,500,000	1.360300	17,700	18.46	R$ per unit	0.236000
			Preferred		7,500,000	0.504600	0	0.00	R$ per unit	0.000000

PAGE 601 /623

19.1 – Information on plans to repurchase the issuer’s shares

Base date: 11/27/2008
Objective: The purpose of the stock buyback program, to be held in treasury and subsequent disposal or cancellation, without a decrease of share capital, is to use funds available for investments from the "Income Reserve - Statutory Reserves" account
Intermediary: Bradesco S.A. CTVM - Av. Paulista, 1.450, 7o andar, Bela Vista, São Paulo, SP.

05/27/2008	05/30/2008 to 11/30/2008	8,855,189,321.11	Common	7,500,000	1.526700	127,421	24.55	R$ per unit	1.698900
			Preferred	7,500,000	0.494200	33,000	37.80	R$ per unit	0.440000

Base date: 05/27/2008
Objective: The purpose of the stock buyback program, to be held in treasury and subsequent disposal or cancellation, without a decrease of share capital, is to use funds available for investments from the "Income Reserve - Statutory Reserves" account
Intermediary: Bradesco S.A. CTVM - Av. Paulista, 1.450, 7o andar, Bela Vista, São Paulo, SP.

11/26/2007	11/27/2007 to 05/29/2008	8,945,321,508.15	Common	7,500,000	2.161700	1,600	42.99	R$ per unit	0.021300
			Preferred	7,500,000	0.769000	1,600	53.57	R$ per unit	0.021300

Base date: 11/26/2007
Objective: The purpose of the stock buyback program, to be held in treasury and subsequent disposal or cancellation, without a decrease of share capital, is to use funds available for investments from the "Income Reserve - Statutory Reserves" account
Intermediary: Bradesco S.A. CTVM - Av. Paulista, 1.450, 7o andar, Bela Vista, São Paulo, SP.

05/23/2007	05/28/2007 to 11/28/2007	6,461,915,819.35	Common	7,500,000	2.194400	47,900	49.84	R$ per unit	0.638700
			Preferred	7,500,000	0.778500	1,165,724	51.21	RS per unit	15.543000

Base date: 05/23/2007
Objective: The purpose of the stock buyback program, to be held in treasury and subsequent disposal or cancellation, without a decrease of share capital, is to use funds available for investments from the "Income Reserve - Statutory Reserves" account
Intermediary: Bradesco S.A. CTVM - Av. Paulista, 1.450, 7o andar, Bela Vista, São Paulo, SP.

PAGE 602 /623

19.2 - Transactions of securities held in treasury

Period ended 12/31/2009
Shares
Type of share	Preferred class share	Description of securities
Common
Movement	Quantity (units)	Total (BRL)	Weighted average price (BRL)
Opening balance	146,721	3,845,216.62	26.21
Acquisition	2,888,000	82,017,292.55	28.40
Disposal	21	0.00	0.00
Cancellation	0	0.00	0.00
Closing Balance	3,034,700	85,862,509.17	28.29
Type of share	Preferred class share	Description of securities
Preferred
Movement	Quantity (units)	Total (BRL)	Weighted average price (BRL)
Opening balance	34,600	1,334,119.82	38.56
Acquisition	2,872,000	101,291,993.60	35.27
Disposal	0	0.00	0.00
Cancellation	0	0.00	0.00
Closing Balance	2,906,600	102,626,113.42	35.31

Period ended 12/31/2008
Shares
Type of share	Preferred class share	Description of securities
Common
Movement	Quantity (units)	Tota amount (BRL)	Weighted average price (BRL)
Opening balance	828,700	54,746,890.10	66.06
Acquisition	146,721	3,845,216.62	26.21
Disposal	0	0.00	0.00
Cancellation	828,700	54,746,890.10	66.06
Closing Balance	146,721	3,845,216.62	26.21
Type of share	Preferred class share	Description of securities
Preferred
Movement	Quantity (units)	Total (BRL)	Weighted average price (BRL)
Opening balance	1,417,524	94,664,835.40	66.78
Acquisition	34,600	1,334,119.82	38.56
Disposal	0	0.00	0.00
Cancellation	1,417,524	94,664,835.40	66.78
Closing Balance	34,600	1,334,119.82	38.56

PAGE 603 /623

19.2 - Transactions of securities held in treasury

Period ended 12/31/2007
Shares
Type of share	Preferred class share	Description of securities
Common
Movement	Quantity (units)	Total (BRL)	Weighted average price (BRL)
Opening balance	780,800	52,334,369.28	67.03
Acquisition	47,900	2,412,520.82	50.37
Disposal	0	0.00	0.00
Cancellation	0	0.00	0.00
Closing Balance	828,700	54,746,890.10	66.06
Type of share	Preferred class share	Description of securities
Preferred
Movement	Quantity (units)	Total (BRL)	Weighted average price (BRL)
Opening balance	251,800	19,975,621.34	79.33
Acquisition	1,165,724	74,689,214.06	64.07
Disposal	0	0.00	0.00
Cancellation	0	0.00	0.00
Closing Balance	1,417,524	94,664,835.40	66.78

PAGE 604 /623

19.3 - Information on securities held in Treasury at close of last fiscal year

Security	Shares
Type of share	Class share	Description of securities	Quantity (units)	Weighted average acquisition price	Quotation factor	Acquisition date	Shares in circulation (%)
Common			3,034,700	28.29	R$ per unit		0.563800
Preferred			2,906,600	35.44	R$ per unit		0.190900

PAGE 605 /623

19.4 - Other material information

There is no further information that we believe to be significant.

PAGE 606 /623

20.1 - Information on trading policy for securities

Approval date	07/29/2002
Position/job

The policy covers  controlling shareholders, direct or indirect, members of the board of directors, officers, members of the Supervisory Board and any bodies with technical or advisory functions, created by statutory provisions, and whoever has access to information on the material event or fact due to their position or duties with Bradesco, its controlling block, subsidiaries or affiliates,

Principal characteristics

The purpose is to set high standards of conduct in relation to trading in the Bank's stock, to be followed by Bradesco, its directly or indirectly controlling shareholders, members of the Board of Directors, officers, members of the supervisory board and any technical or advisory bodies created by statutory provisions, and whoever has access to information on the material event or fact through their position or duties with Bradesco, its controlling block, subsidiaries or affiliates.
The instrument setting forth Policies for Disclosure of Material Events or Facts and Trading in Securities Issued by this Company is reproduced in full in item 21.2 of this reference form.

Barred periods and description of verification procedures

Direct or indirect controlling shareholders, members of the Board of Directors, officers, members of the supervisory council and any technical or advisory bodies set up under bylaws, or anyone who has signed the term of adhesion due to their position, job or duties with Bradesco, its controlling companies, subsidiaries or affiliates, on becoming cognizant of information concerning a material event or fact, shall refrain from trading in securities issued by the Company or referenced to them
a) prior to disclosure to the market of an event or fact that occurred in Bradesco's business;
b) for 15 (fifteen) days prior to disclosure of Bradesco's quarterly and annual reporting data (referred to locally as ITR and DFP);
c) if there is the intention of takeover, total or partial split, merger, conversion or reorganization;
d) in relation to the shareholders, direct or indirect, members of the Board of Directors and officers, where there is ongoing acquisition or disposal of Bradesco's own shares by it or its subsidiaries, affiliates or other companies under common control, or if an option or mandate was granted for the same purpose, solely on the dates on which the Company itself trades or informs the broker that it will trade its own shares.
At its principal offices, at the disposal of CVM, Bradesco shall keep a list of controlling shareholders and all related persons who signed the instrument setting forth "Policies for Disclosure of Material Events or Facts and Trading in Banco Bradesco S.A. Securities", with their qualifications, showing job or position, address and number of enrollment in the National Register of Legal Entities or Individual Taxpayer Register, which shall be kept updated whenever there are changes.

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20.2 - Other material information

The prohibition stipulated in subitem "d" of item 20.1.d, of this Reference Form, applies to:

a)        anyone cognizant of a material event or fact, and knowing that it has not yet been disclosed to the market, in particular persons who have a business, professional or confidential relationship with Bradesco, such as independent auditors, stock analysts, consultants and distribution system institutions, who must be informed of the materiality of such information by whoever provided it, must verify the situation in relation to disclosure before trading Bradesco securities or its related securities;

b)        members of the board of directors and officers nor directors leaving Bradesco's management before public disclosure of a business event or fact initiated during their period in management, to be extended for a period of six (6) months after their departure.

The stipulated prohibitions cease to have effect when Bradesco discloses the material fact to the market, unless trading in the shares might affect the conditions of the above mentioned business to the detriment of Bradesco or its shareholders.

Policy for trading securities is an integral part of the instrument containing policies on the disclosure of a material event or fact and trading in securities issued by this company, transcribed in section 21.2 herein.

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21.1 - Description of internal rules, regulations or procedures relating to disclosure

To ensure compliance with policy for material events or facts, and implementing Bradesco's disclosure policy in general, our Disclosure Executive Committee has the purpose of ensuring control, consistency, quality and transparency for disclosure and its members have the duties and responsibilities described in item 12.1.a.

The Disclosure Executive Committee reports directly to the CEO and consists of members formally appointed by the CEO. These executives are responsible for the departments or units "producing" most information for disclosure, which are: Market Relations department, directors for Accounting, Finance and Corporate, as well as representatives of the Tax Audit, General Accounting, Operational Control, and General Secretariat departments of Grupo Bradesco de Seguros e Previdência.

Involving several departments or units when compiling information for disclosure ensures better balance across data of different types, such as financial/ accounting, operational, corporate, marketing, macroeconomic and other data. Similarly, the diversified composition of its members, who contribute their experience and knowledge in areas under their direction, ensures compliance of disclosures (in terms of content, frequency, accounting standards, etc.) with legislation and requirements (internal and external).

The Disclosure Committee's structure shows strong coherence and complementarity. Contents of the Organization's disclosures are conceived at the highest hierarchical level, thus ensuring the appropriate coordination for their production and disclosure. These areas of business working together ensure a coordinated production of information, so that the Organization's policies and guidelines for communication, transparency and disclosure may be duly followed. The Investor Relations officer guides production and disclosure of the Organization's information in line with policies and objectives determined by the Bank's CEO and executive board.

Along with the above, on 04.13.2007, Banco Bradesco S.A. forwarded an internal circular on the use of insider information to all departments and related companies, and it remains freely available for access on the corporate intranet.

In this internal circular, senior management states that, although access to insider knowledge is inherent to the work of staff of the Bank and related companies, use of such information for the benefit of themselves or others, prior to disclosure to the market, amounts to an illicit act and an affront to the Organization's basic principles, such as responsibility, ethics, transparency, loyalty and good faith, and will subject an "insider" or other beneficiaries to civil liability, administrative and criminal penalties.

The circular also lists certain precautions to be observed in conducting business, as follows:

a)        staff shall periodically reread the document named "Policies for Disclosure of Material Event or Fact and Trading in Securities", and its appendices "Memorandum of Adhesion" and "Corporate Code of Ethics," all available on the corporate Internet, and encourage their team to do so;

b)        only those who must know should take part in transactions that may involve insider information;

c)         there must be full transparency for those involved, clearly showing the legal responsibility of each of them, warning them that the business being developed is confidential and should not be discussed even with their own family members or relatives;

d)        absolute secrecy must be kept in relation to details of insider information, irrespective of the media on which they are stored (paper or magnetic media), there must be restriction of any type of unauthorized access, and such information must not be transferred or sent to others through media that are not adequately protected; and

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21.1 - Description of internal rules, regulations or procedures relating to disclosure

e)        subordinates who have access to insider information in the course of their business, and from others who have similar access, such as independent auditors, lawyers, financial advisors and analysts, accountants, consultants and other entities in the stock distribution system, must sign and hand in a memorandum of adhesion to the document known as "Policies for Disclosure of Material Event or Fact and Trading in Securities."

Finally, staff learning of situations that contradict Policies for Disclosure of Material Event or Fact and Trading in Securities or the Corporate Code of Ethics must go to their immediate superior, or the Compliance area of their unit or Organization, or the Audit and Ethics Committee, or use the "Alô Bradesco" hotline to submit their report and obtain guidance.

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21.2 – Description of disclosure policy for material event or fact and procedures for keeping undisclosed material information confidential

Procedures for keeping undisclosed information confidential are stated in items 12.1.a. and 21.1 herein.

The following are the contents of the instrument for Policies for Disclosure of Material Event or Fact and Trading in Bradesco Securities adopted at Extraordinary Meeting No. 863 of the board of directors on 07.29.2002.

“Instrument of Policies for Disclosure of Material Event or Fact
and Trading in Banco Bradesco S.A. Securities

Chapter I

Coverage

Art. 1)      The purpose of Policies for Disclosure of Material Event or Fact and Trading in Securities issued by Banco Bradesco S.A. (Bradesco) is to set high standards of conduct to be followed by Bradesco, its directly or indirectly controlling shareholders, members of the board of directors, officers, members of the supervisory council and of any technical or advisory bodies set up under its bylaws and by whoever, owing to their position or function in Bradesco, its controlling company, subsidiaries or affiliates, has access to information relating to the event or fact.

Chapter II

Definitions

Art. 2)      The term "Securities" is used in its broadest sense to cover any shares, debentures, warrants, subscription rights or receipts, trade notes and promissory notes issued by Bradesco, its controlling companies or subsidiaries, and their derivatives or any stock referenced to them. The definition of "Securities" includes those held by spouses of members of the board, officers and supervisory council members as well as his (her) partner and dependents, the latter being those included in their annual income tax filing.

Art. 3)      Material information for disclosure purposes is any decision of a controlling shareholder, general meeting or management body of Bradesco, or any other management-policy, technical, business or economic-financial event or fact related to its business and its subsidiaries, which may significantly affect:

a)        quotations of securities issued by Bradesco or referenced to them;

b)        investors' decisions to buy, sell or hold these securities;

c)         investors' decisions to exercise any rights due as a holder of securities issued by Bradesco or referenced to them.

Art. 4)      Insider information means information not yet disclosed to the investing public.

Chapter III

Principles

Art. 5 )     Shareholders and investors holding securities of Bradesco have the right to comprehensive information about developments that may affect their investment, while respecting Bradesco's legitimate interests and the legal provisions and prescriptions herein.

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21.2 – Description of disclosure policy for material event or fact and procedures for keeping undisclosed material information confidential

Art. 6)      The flow of information must be continuous, orderly and accessible to all shareholders and investors holding Bradesco securities.

Art. 7)      The individuals and entities mentioned in Article 1 shall keep secrecy in relation to an event or fact to which they have access and which has not yet been disclosed, and shall not use such information to obtain advantage for themselves or for others, and their conduct shall be in accordance with the values of good faith, loyalty and honesty, and the following general principles without prejudice to specific rules set forth below:

a)        their social responsibility, especially towards the Investors, those who work in Bradesco, and the community in which they operate;

b)        make every effort to foster market efficiency, so that competition among investors concerns interpretation of information disclosed rather than access to insider information;

c)         always bear in mind that transparent, accurate and timely information is the main instrument available to the investing public, and especially Bradesco's shareholders to be assured of indispensable fair treatment;

d)        ensure that disclosure of information on the Company's assets and financial position is accurate, complete and continuous.

Chapter IV

Policy for Disclosure and use of information on material event or fact

Art. 8)      The Investor Relations officer shall:

a)        take responsibility for implementing and monitoring Policies for Disclosure of Material Event or Fact and Trading in Securities;

b)        disclose and report any material event or fact that has occurred or related to its business to the Brazilian Securities Commission (CVM) and, if applicable, the Stock Exchanges and of the organized OTC market entities in which Bradesco's securities are traded, including those located abroad;

c)         ensure widespread and immediate dissemination of a material event or fact simultaneously in all markets in which such securities are admitted to trading;

d)        monitor trading of Bradesco's securities and on identifying any unusual fluctuation in price or volume traded, check for the existence of new information concerning the Company that should be disclosed to the market.

Art. 9)      Individuals and entities mentioned in Article 1 shall notify the Investor Relations officer of any event or fact of their knowledge that they consider material that has not yet been disclosed, and the Investor Relations officer shall review the matter, and verify whether it is covered by the exception posed in Article 16, and shall make any disclosed required.

Art. 10)    If disagreeing with the procedure adopted by the Investor Relations officer, the persons mentioned in Article 9 shall promptly inform the chairman of the board directors or CEO, so that the appropriate remedial measures may be taken, knowing that under the applicable regulations, if they have personal knowledge of a material event or fact and see an omission by the Investor Relations officer in fulfilling his/her duty of notification and disclosure, they shall only be exempt from liability if they immediately report the event or fact to the entities referred to in item "b" of Article 8.

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21.2 – Description of disclosure policy for material event or fact and procedures for keeping undisclosed material information confidential

Art. 11)    If there is the intention of broadcasting, an undisclosed event or fact through any means of communication, including press releases, meetings of industry bodies, investors, analysts or selected audiences in Brazil or other countries, the Investor Relations officer must be given advance notice by a person party to the information and details, in order to arrange for its simultaneous disclosure to the market.

Art. 12)    In case of any undisclosed event or fact being accidentally broadcast, the Investor Relations officer must be informed promptly, so they may appraise the extent and seriousness of the fact, and arrange mass disclosure to the market they deem appropriate in the circumstances in any event, pursuant to Article 16, Sole Paragraph.

Art. 13)    On receiving a request for further clarification from entities mentioned in subitem "b" of Article 8 in which securities issued by Bradesco are admitted to trading, or in the event of unusual fluctuation in the price and volume traded of securities issued by Bradesco or referenced to them, the Investor Relations officer shall inquire of persons with access to material facts or events, in order to determine whether they know of information that should be disclosed to the market and provide the explanations requested.

Art. 14)    Since securities issued by Bradesco are admitted to trading in stock markets in different countries, disclosure of an event or fact shall, whenever possible, take place before or after the close of trading in markets of all these countries, and if such hours are not compatible, the trading period on the Brazilian market shall prevail.

Art. 15)    If it is imperative that disclosure take place during trading hours, the Investor Relations officer may when reporting the material event or fact, request suspension of trading of securities issued by Bradesco or referenced to them on all markets involved for as long as necessary for proper dissemination of such information.

Art. 16)    Exceptionally, if the controlling shareholders or members of the board of directors and officers believe that disclosure of material event or fact may endanger Bradesco's legitimate interests, they may omit disclosure and informing the company's Investor Relations officer.

Sole Paragraph – If information is leaked or if there is unusual fluctuation in the price or volume traded of securities issued by Bradesco or referenced to them, the controlling shareholders or members of the board and officers of Bradesco, depending on the case, directly or through the Investor Relations officer, may immediately disclose the material event or fact.

Art. 17)    Disclosure must be by publication in mass circulation newspapers habitually used by Bradesco and may be summarized with indications of website addresses on the Internet where full information shall be provided for all investors with at least as much content as that forwarded to entities in which the securities issued by Bradesco are admitted to trading as mentioned in subitem "b" of Article 8.

Art. 18)    Disclosure and notification of a material event or fact including summary information referred to in Article 17 must be made in clear and precise language accessible to the investing public.

Section I

Duty to keep confidential

Art. 19)    The individuals and entities mentioned in Article 1 must maintain confidentiality for information relating to a material event or fact of Bradesco and its controlling shareholders, subsidiaries and affiliates to which they have insider access due to their function or position, until disclosure to the market, and shall ensure that subordinates or third parties not bound by this instrument who have learned of the material event or fact, even partly so, should also maintain confidentiality.

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21.2 – Description of disclosure policy for material event or fact and procedures for keeping undisclosed material information confidential

Art. 20)    If, in the course of business, it is necessary to reveal any confidential information of Bradesco and its controlling shareholders, subsidiaries and affiliates, especially information that comprises or may comprise a material event or fact, the following precautions shall be taken:

a)        third parties shall be warned of the confidential nature of information and their duty to maintain confidentiality and refrain from using it for any other purpose, including that of obtaining benefits for themselves or others by trading in securities, and when appropriate shall sign a formal confidentiality agreement;

b)        disclosure shall be made on a need-to-know basis only for those needing information to do their jobs and to the extent required to do so.

Art. 21)    Individuals and entities mentioned in Article 1 and others that Bradesco deems necessary or appropriate shall sign an "instrument of adhesion to Policies for Disclosure of Material Events or Facts and Trading in Securities issued by Banco Bradesco S.A." which must be filed at the Company's principal offices.

Chapter V

Policy for trading securities issued by the company

Art. 22)    Members of the board of directors, officers, members of the supervisory council and any technical or advisory bodies set up under the bylaws, shall personally notify Bradesco's Investor Relations officer, the CVM, the Stock Exchange and organized OTC market entities on which securities issued by Bradesco are admitted to trading:

a)        the amount, characteristics and form of acquisition of their holdings of securities issued by Bradesco and controlling companies or subsidiaries that are publicly traded companies, or referenced to them;

b)        changes in their positions;

c)         whenever their holding of Bradesco's share capital that individually or collectively represent the same interest rises, in fact or potentially, to five percent (5%) of any type of share.

Art. 23)    The notification referred to in Article 22 shall contain at least the following information:

a)        name and description of the person or entity notifying, indicating their enrollment number in the National Register of Legal Entities or in the register of individual taxpayers;

b)        quantity of each type and class of shares, or other characteristics in the case of other securities, and identification of the issuing company;

c)         format, price and date of the transactions;

d)        aims and objectives of the purchaser;

e)        details of any agreements or contracts governing the exercise of voting rights or the purchase and sale of securities issued by the Company.

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21.2 – Description of disclosure policy for material event or fact and procedures for keeping undisclosed material information confidential

Art. 24)    The notification must take place immediately after taking office and then, within ten (10) days of the end of the month in which there is a change in positions held by the persons mentioned in Article 22, stating the closing balance of the position for the period.

Art. 25)    Individuals mentioned in Article 22 shall also indicate any Bradesco securities held by a spouse or a person from whom they are not legally separated, or their partner, or any dependent included in their annual income tax filing, and any companies directly or indirectly controlled by them.

Section I

Trading prohibitions

Art. 26)    The direct or indirect controlling shareholders, members of the board of directors, officers, members of the supervisory council and any technical or advisory bodies set up under bylaws, or anyone who has signed the term of adhesion due to their position, job or duties at Bradesco, its controlling companies, subsidiaries or affiliates, on becoming cognizant of information concerning a material event or fact, shall refrain from trading in securities issued by the Company or referenced to them:

a)        prior to disclosure to the market of the material event or fact occurred in the course of Bradesco's business;

b)        within fifteen (15) days of Banco Bradesco's disclosing its quarterly or annual reports (locally referred to by the acronyms ITR, DFP and IAN);

c)         if an acquisition, full or partial split or spin-off, merger, conversion, or corporate reorganization is being planned;

d)        in relation to the direct or indirect controlling shareholders, members of the board of directors and officers, whenever there is an ongoing acquisition or disposal of Bradesco's own shares or those of its subsidiaries, affiliates or other companies under joint control, or if an option or mandate for this purpose has been granted, only on the dates on which the Company trades or inform the broker that it will trade its own shares.

Sole Paragraph – In as far as possible, the provisions of the main body of this Article apply to Bradesco.

Art. 27)    Pursuant the applicable regulations, the same prohibition as in Article 26 applies to anyone cognizant of a material event or fact and knowing it has not been disclosed to the market, in particular those who have a business, professional or confidential relationship with Bradesco, such as independent auditors, securities analysts, consultants and institutions who are part of the distribution system, who must be informed of the materiality of the information by whoever provided it, and must verify the situation in relation to its disclosure before trading in Bradesco securities or those referenced to them.

Art. 28)    Notwithstanding the preceding article, the same prohibition applies to members of the board of directors and officers leaving Bradesco's management before public disclosure of a business deal or event initiated during their period in management, and the trading prohibition continues to apply for six (6) months after their departure.

Art. 29)    The prohibitions stipulated in "a", "b" and "c" of Article 26 and in Articles 27 and 28 shall cease to be in effect as soon as Bradesco discloses the material fact to the market, unless trading in shares affects conditions for said business to the detriment of Bradesco shareholders or the company itself.

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21.2 – Description of disclosure policy for material event or fact and procedures for keeping undisclosed material information confidential

Art. 30)    The prohibition stipulated in Article 26 does not apply to acquisition of shares held in treasury through private transactions that arise from exercising stock options as a part of any plan granting such options voted by a general meeting.

Art. 31)    Trading prohibitions stated herein apply to trades made, directly or indirectly, by the controlling shareholders, members of the board of directors, officers, members of the supervisory council or any technical or advisory bodies created under bylaws, and by anyone who, by virtue of their position, job or duties at Bradesco, its controlling companies, subsidiaries or affiliates, becomes cognizant of a material event or fact concerning the Company, and who have signed a term of adhesion, even in cases in which trades made by these persons were made through a company controlled by them or others with whom they were parties to a fiduciary contract or an agreement to manage portfolios or stocks.

Art. 32)    Trading by investment funds in which the persons mentioned in Article 31 hold units or fund shares shall not be considered indirect trading on condition that these investment funds are not exclusive and the fund manager's trading decisions may not be influenced by the unit- or fund-share holders.

Section II

Trading plans

Art. 33)    Trading in Bradesco securities owned by any of the individuals and entities mentioned in Article 1 who, due to their position, job or duties with the Company become cognizant a material event or fact is permitted on condition that such trading is predetermined through individual trading plans in which they have indicated their intention of making long-term investments of their own funds in these securities, pursuant subitems "b" and "d" of Article 26. The notification shall at least state whether the plan involves programmed investments or divestments, and amounts planned, and how often.

Art. 34)    Any persons who, by virtue of their position, job or duties with Bradesco has submitted an individual trading plan for Bradesco shares owned by them, are required to give advance notice in writing of any change in said plan or the prospects of it being carried out, otherwise such trades may constitute violations. If unforeseen events take place and advance notice is not possible, the reasons and evidence justifying the failure to do so must be submitted to the Company in writing.

Art. 35)    The above mentioned individual plans must be submitted to the Company and must state the quantity of funds the person plans to invest, or the number of securities that will be traded, stating a period of validity of no less than 12 months, which, if there are no changes, shall be deemed automatically renewed, and these submissions will be filed with the Company. For this purpose, an individual trading plan, including any amendments, must have been filed for thirty (30) days or more.

Art. 36)    Except for force majeure reasons duly explained in writing, securities purchased through an individual trading plan shall not be sold within one hundred and eighty (180) days of the date of purchase.

Art. 37)    The above mentioned period of thirty (30) days set forth in Article 35 does not apply to the first individual trading plan registered after this Instrument comes into force.

Chapter VI

Disclosure of policies

Art. 38)    Through its Investor Relations officer, Bradesco shall notify the terms of these policies to shareholders, members of the board of directors, officers, members of the supervisory council and any technical or advisory bodies set up under bylaws, and by anyone who, by virtue of their position, job or duties with Bradesco, its controlling companies, subsidiaries or affiliates, is cognizant of a material event or fact, and shall obtain from them their formal adhesion to the instrument, which shall be filed at Bradesco's principal offices for as long as these persons maintain their relationship with it, and for five years after its termination.

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21.2 – Description of disclosure policy for material event or fact and procedures for keeping undisclosed material information confidential

Art. 39)    The Investor Relations officer shall ensure that formal adherence to the terms of these policies is obtained from all persons mentioned in Article 1.

Art. 40)    Resolutions approving or amending Policies for Disclosure of Material Event of Fact and Trading in Securities must be notified to the Brazilian Securities Commission, and when applicable to the Stock Exchange and organized OTC entity on which securities issued by Bradesco are traded, this notification to include copies of the resolution and full contents of documents governing and forming part of these policies.

Art. 41)    If alterations are made to Policies for Disclosure of Material Event or Fact and Trading in Securities, the Investor Relations officer shall ensure that they are notified to all persons mentioned in Article 1, the CVM, and, if applicable, to the Stock Exchange and the organized OTC entity in which Bradesco securities are traded, and the notification shall include a copy of the resolution and the full content of documents governing and forming part of these policies.

Art. 42)    Trading policy may not be approved or amended until the material event or fact is disclosed.

Art. 43)    At its principal offices, at the disposal of CVM, Bradesco shall keep the list of controlling shareholders and all persons mentioned in Article 1 and their descriptions, job title or position, address and number of enrollment in the National Register of Legal Entities or Individual Taxpayer Registry, which shall be updated whenever there are changes.

Chapter VII

Penalties

Art. 44)    Under current legislation, using material information not yet disclosed to the market is a criminal offense subject to imprisonment of one to five years and a fine of up to three times the amount of the advantage illegally obtained as a result of the offense.

Art. 45)    Failing to notify Bradesco, the CVM and Bovespa, immediately after taking office, of the amount, characteristics and form of acquisition of securities and any change in positions, shall subject the violator to a daily fine determined by the regulatory body.

Chapter VIII

Final provision

Art. 46)    The model term of adhesion to the instrument of Policies for Disclosure of Material Event or Fact and Trading in Banco Bradesco S.A. Securities shall be part of this instrument.

Art. 47)    Current legislation applies to this instrument in as far as applicable.”

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21.3 – Director and officers responsible for the implesmentation, maintenance, evaluation and supervision of policy for disclosure of information

The Investor Relations officer is responsible for implementing and monitoring the Policies for Disclosure and Use of Material Event or Fact Information and Trading in Securities.

As described in item 21.1, Bradesco's Executive Committee for Disclosure, reporting directly to the CEO and consisting of members formally appointed by him, ensures enforcement of the Material Event or Fact Instrument and in general implements the Organization's disclosure policy.

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21.4 - Other material information

The meaning of "material information" for disclosure purposes includes any decision by a controlling shareholder, or Bradesco's management, or a general meeting resolution, or any other event or fact of a management-policy, technical, business or economic-financial nature, or one related to its business and its subsidiaries that may have significant influence:

a)        on quotations of securities issued by Bradesco or referenced to them;

b)        on investors' decisions to buy, sell or hold these securities;

c)         on investors' decisions to exercise any of their rights as holders of securities issued by Bradesco or referenced to them.

Insider information is material information that has not been disclosed to the investing public.

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22.1 – Aquisition or disposal of any relevant asset that does not fall within normal operations of issuer´s bussiness

All disposals and acquisitions of assets we consider relevant for the years 2007, 2008 and 2009, have been duly described in item 6.5 of this Reference Form.

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22.2 – Significant alterations in the issuer´s manner of conducting bussiness

In the years 2007, 2008 and 2009, there were no significant alterations in the issuer's manner of conducting its business.

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22.3 – Significant contracts not directly related to operating activities entered into by the issuer or its subsidiaries

There were no material contracts entered into by Banco Bradesco or its subsidiaries not directly related to its operational activities.

PAGE 622 /623

22.4 – Other material information

There is no further information that we believe to be significant.

PAGE 623 /623

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 15, 2010

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.